Form 20-F
period 2020-12-31
GENMAB A/S
filed 2021-03-29
CIK 1434265

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

◻           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                              to

OR

◻           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File number: 001-38976

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

65,545,748 Ordinary Shares (including shares underlying American Depositary Shares)

47,953,970 American Depositary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

◻ US GAAP	⌧ International Financial Reporting Standards as issued by the International Accounting Standards Board	◻ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ◻ No ⌧

INTRODUCTION

In this Annual Report on Form 20-F the terms the “Company”, “Genmab”, “we”, “us”, “our” and the “Group” refer to the parent company Genmab A/S together with its consolidated subsidiaries. The term “Genmab A/S” is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Genmab A/S statutory Annual Report 2020 (the “Annual Report 2020”), included as Exhibit 99.1(a) to Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2021. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2020. Items not contained or not specifically referenced to within the Annual Report 2020 should not be deemed to be part of this Annual Report on Form 20-F.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

●	our expectations regarding sales and net sales, clinical development, regulatory approvals and commercialization of daratumumab, ofatumumab and teprotumumab by Janssen Biotech, Inc (“Janssen”), Novartis International AG (“Novartis”) and Horizon Therapeutics plc (“Horizon”), respectively;
●	our expectations regarding the clinical development, regulatory approval and commercialization of tisotumab vedotin and our other proprietary and partnered product candidates;
●	our expectations with regard to our ability to create and develop additional product candidates and to submit investigational new drug (“IND”) applications and/or clinical trial applications (“CTAs”) for our pre-clinical product candidates;
●	our receipt of future milestone payments and royalties from our partners, and the expected timing of such payments;
●	our estimates and expectations regarding the potential market size and the size of the patient populations for our products and product candidates;
●	our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development;
●	our expectations regarding the potential advantages of our proprietary technologies over existing antibody technologies and the prospects for our ongoing and future technology collaborations;
●	our plans to expand our translational research platform and the potential benefits of such platform;

●	our expectations with regard to the willingness and ability of our current and future partners to pursue the development, approval and commercialization of our products and product candidates;
●	our and our partners’ product discovery, development and commercialization plans with respect to our products and product candidates and our proprietary technologies;
●	our potential to enter into new collaborations;
●	our and our partners’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;
●	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;
●	the timing or likelihood of regulatory filings and approvals for our products and product candidates;
●	our ability to identify, and to negotiate contracts with, suitable contract manufacturing organizations (“CMOs”) and the ability of such CMOs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with current good manufacturing practices (“cGMPs”) (as defined herein);
●	the commercialization and market acceptance of our products and product candidates;
●	our plans to build our commercialization capabilities and to potentially commercialize tisotumab vedotin or other proprietary product candidates in-house;
●	the pricing of and reimbursement for our approved products;
●	the implementation of our business model and strategic plans for our business, products, product candidates and technologies;
●	our ability to operate our business without violating applicable laws and regulations;
●	our and our partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;
●	the scope of protection we and our partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;
●	our analysis of potential patent infringement claims and our or our partners’ rights with respect to such claims;
●	estimates of our future expenses and revenue;
●	our expectations regarding regulatory developments in the United States, the European Union, Japan and other jurisdictions;
●	our ability to effectively manage our anticipated growth;
●	our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;

●	our future financial performance; and
●	developments and projections relating to our competitors and our industry, including competing therapies and technologies.

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

Forward looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K furnished or filed with the SEC. Please also see the cautionary discussion of risks and uncertainties under “Item 3.D—Risk Factors.” This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our books and records in Danish kroner and report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). None of the audited consolidated financial statements (the “Audited Financial Statements”) included in our Annual Report 2020 and incorporated by reference into this Annual Report on Form 20-F were prepared in accordance with accounting principles generally accepted in the United States. We use the symbol “$” to refer to the U.S. dollar, “DKK” to refer to the Danish kroner and the symbol “€” to refer to the Euro herein. While our financial results disclosed herein are presented in Danish kroner, certain amounts paid or payable to or by us under certain of our collaborations are presented in the currencies in which payments under such collaborations are denominated.

All references to “shares” in this Annual Report on Form 20-F refer to ordinary shares of Genmab A/S with a nominal value of DKK 1 per share.

This Annual Report on Form 20-F includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

This Annual Report on Form 20-F contains estimates, projections and other information concerning our industry, our business and the markets for our products and product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable.

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

In 2020, royalties and milestone payments from Janssen related to daratumumab, marketed as DARZALEX for certain indications of multiple myeloma (“MM”), accounted for 45% of our revenue, as compared to 92% in 2019, and we anticipate that DARZALEX will continue to account for a substantial portion of our revenue in the near term. The decrease was mainly driven by the upfront payment of $672 million (DKK 4,398 million) related to the AbbVie collaboration that was allocated to license grants and recognized as revenue in June 2020. Excluding the one-time payment from AbbVie, royalties and milestone payments from Janssen related to daratumumab, marketed as DARZALEX for certain indications of MM, accounted for 79% of our revenue. Under our collaboration agreement regarding daratumumab, Janssen is currently fully responsible for developing and commercializing daratumumab and all costs associated therewith. Consequently, our revenue and resulting operating profit, if any, and near-term prospects are substantially dependent on the success of this collaboration and on Janssen’s continued ability to effectively maintain and grow sales of daratumumab for its approved indications and to continue to expand its indications. Janssen has obtained marketing approval for DARZALEX for certain indications of frontline MM and relapsed/refractory, (“R/R”), MM in the United States, the European Union, Japan and in certain other countries. In addition, Janssen obtained marketing approval for the subcutaneous (“SubQ”) formulation of daratumumab (daratumumab and hyaluronidase-fihj) in the U.S., where it is known as DARZALEX FASPRO, and in Europe, where it is known as DARZALEX SC. The SubQ formulation of daratumumab has also been approved in Japan. In the U.S. Janssen also obtained marketing approval for DARZALEX FASPRO for the treatment of light-chain (“AL”) amyloidosis. Regulatory applications are currently pending with U.S. and European authorities based on the APOLLO study and with European and Japanese authorities based on the ANDROMEDA study. There can be no assurance that Janssen will be successful in obtaining additional approvals for DARZALEX or jurisdictions or in maintaining existing regulatory approvals. The FDA approval based on the ANDROMEDA study was granted as an accelerated approval. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). While DARZALEX product sales have grown over time, and our future plans assume that sales of DARZALEX will continue to increase, there can be no assurance that, even with the recent expansion to the prescribing label for DARZALEX in the United States and the European Union, DARZALEX sales will continue to grow or that Janssen will be able to maintain sales of DARZALEX at or near current levels. In particular, DARZALEX is subject to intense competition in the MM therapy market. There are numerous other products approved by the U.S. Food and Drug Administration (the “FDA”) for the same indications as DARZALEX and the competition from these and other therapies is intensifying. We are also aware of numerous additional investigational agents and technologies that are currently being studied for the treatment of MM, any of which may compete with DARZALEX in the future. In particular, Sanofi’s isatuximab, a monoclonal antibody (“mAb”) targeting CD38, was approved as SARCLISA by the FDA in March 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a proteasome inhibitor (“PI”). If Janssen is unable to successfully compete with these other agents and technologies, DARZALEX sales could decline materially.

Janssen is also currently conducting clinical trials of daratumumab for the treatment of smoldering MM, (“SMM”), and additional indications of frontline MM and R/R MM, as well as certain other diseases in which CD38 is expressed, including AL amyloidosis, for which Janssen submitted a Biologics License Application (“BLA”) to the FDA in September 2020, based on the Phase III ANDROMEDA study. This BLA was subsequently approved by the FDA in January 2021.

Although we are able to participate in the development strategy for daratumumab through regular meetings of the joint development and steering committee, we cannot control the amount and timing of resources that Janssen dedicates to the development and commercialization of daratumumab and our prospects for future milestone payments and royalties related to daratumumab depend on Janssen’s decision to continue to conduct clinical trials of daratumumab for expanded indications and to seek new regulatory approvals for daratumumab, and on the success of such studies and applications and to its active commercialization.

There can be no assurance that Janssen will complete the ongoing and planned studies of daratumumab, successfully or at all, or that Janssen will obtain and maintain the regulatory approvals necessary to market daratumumab for any additional indications. In particular, despite the FDA label expansion of daratumumab based on the ANDROMEDA study, there can be no assurance that additional marketing authorizations will be granted based on the ANDROMEDA study, that marketing approval will be granted based on the APOLLO study, that any of the other studies will be completed on the expected timeline or at all, or, if completed, that the final results of such studies will be positive. Negative or inconclusive results in these or other trials would negatively impact, or preclude altogether, Janssen’s ability to obtain regulatory approvals for daratumumab in the proposed indications, which would limit the commercial potential of daratumumab. For example, in May 2018, the CALLISTO Phase Ib/II study of daratumumab in combination with atezolizumab for the treatment of patients with previously treated non-small-cell lung cancer, (“NSCLC”), was terminated following a planned review by a data monitoring committee. The data monitoring committee had determined that there was no observed benefit in the combination treatment arm versus atezolizumab alone and observed a numerical increase in mortality-related events, which were subsequently determined to be primarily due to disease progression, in this arm of the study. Based on these findings, a Phase I study of daratumumab and Janssen’s proprietary anti-PD-1 antibody for the treatment of patients with MM was also discontinued. Even if the results of Janssen’s ongoing studies are positive, there can be no assurance that Janssen will apply for regulatory approval of the related indications and, if Janssen applies, that such applications will be successful, each of which would limit the commercial potential of daratumumab. Additionally, even if Janssen receives the required regulatory approvals to market daratumumab for any additional indications or in additional jurisdictions, Janssen may not be able to effectively commercialize daratumumab as a result of unfavorable pricing or reimbursement limitations, competition or other factors, or may choose not to prioritize daratumumab in its commercialization efforts.

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

In September 2020, Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. The arbitration is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. (“Halozyme”) for the Halozyme enzyme technology used in the SubQ formulation of daratumumab and whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering daratumumab. See “Item 8—Financial Information—Legal Proceedings”.

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

A SubQ formulation of ofatumumab has been approved for the treatment of certain relapsing forms of multiple sclerosis (“RMS”) indications in the United States under the name Kesimpta. Under our collaboration agreement,

Novartis is fully responsible for development and commercialization of ofatumumab and all costs associated therewith. Consequently, the commercial success of ofatumumab is dependent on the success of this collaboration and the activities of Novartis. We cannot control the amount and timing of resources that Novartis dedicates to the development and commercialization of ofatumumab and our ability to obtain royalties related to ofatumumab depends on Novartis’ decision to continue to study ofatumumab for new indications, to seek regulatory approvals for such indications and to effectively commercialize ofatumumab for new and existing indications, and on the success of such efforts. Kesimpta is also subject to competition in the RMS therapy market. There are numerous other products approved by the FDA for RMS, in particular Genentech’s ocrelizumab, a mAb targeting CD20, which was approved as Ocrevus. Ocrevus was initially approved by the FDA in 2017 for relapsing or primary progressive forms of multiple sclerosis (“MS”). The current FDA approved indications for Ocrevus are RMS, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease, in adults as well as primary progressive MS in adults. If Novartis is unable to successfully compete with this and other therapies, Kesimpta sales could be materially affected.

On January 22, 2018, Novartis announced that it would transition Arzerra in non-U.S. markets from commercial availability to limited availability through managed access programs or alternative solutions, where applicable and allowed by local regulations, due to increased availability of other treatments for chronic lymphocytic leukemia (“CLL”) resulting in a low number of patients using Arzerra outside the United States. In 2019, marketing authorizations for Arzerra were withdrawn in the European Union and certain other territories. Subsequently, in August 2020 Genmab announced that Novartis planned to transition Arzerra to an oncology access program for CLL patients in the U.S. Genmab recognized $30 million lump sum from Novartis as payment for lost potential royalties. Ofatumumab is no longer in development for CLL. We expect Arzerra to remain commercially available for approved CLL indications in Japan.

Our future prospects for teprotumumab are dependent on Horizon’s ability to successfully expand teprotumumab’s indications and to effectively commercialize it for its current indications and any new indications that may be approved, as well as on other external factors that could impact teprotumumab’s future success.

Teprotumumab has been approved for the treatment of thyroid eye disease (“TED”) in the United States under the name TEPEZZA. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on net sales of TEPEZZA. Horizon is fully responsible for development and commercialization of teprotumumab and all costs associated therewith. Consequently, the commercial success of teprotumumab is dependent on the success of the activities of Horizon. We cannot control the amount and timing of resources that Horizon dedicates to the development and commercialization of teprotumumab and our ability to obtain royalties related to teprotumumab depends on Horizon’s decision to continue to study teprotumumab for new indications, to seek regulatory approvals for such indications and to effectively commercialize teprotumumab for new and existing indications, and on the success of such efforts.

Biopharmaceutical product development involves a substantial degree of uncertainty. Our current product candidates are in various stages of development, and it is possible that none of our product candidates will become viable commercial products, on a timely basis or at all.

Our clinical stage product candidates include eight proprietary product candidates, ongoing clinical studies for daratumumab, ofatumumab and teprotumumab by Janssen, Novartis and Horizon, respectively, and twelve additional product candidates being developed in collaboration with our partners. We also have approximately 20 proprietary and partnered product candidates in pre-clinical development. Other than amivantamab, in development by Janssen, tisotumab vedotin and epcoritamab, which are all currently in Phase III development, our current product candidates are in relatively early stages of development. All of our product candidates will require significant further development, financial resources and personnel to obtain regulatory approval and develop into commercially viable products, if at all.

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

Decision-making about which product candidates to prioritize involves inherent uncertainty, and our and our partners’ development program decision-making and resource prioritization decisions may not improve our results of operations or future growth prospects or enhance the value of the American depositary shares (“ADSs”).

Additionally, our most advanced proprietary product candidate, tisotumab vedotin, is currently in Phase III development with a BLA submitted in January 2021, and we have not advanced any product candidates through late-stage clinical development ourselves. If we are unable to develop late-stage development capabilities, we will be required to continue to contract with third parties to complete the development of our proprietary product candidates, which we may not be able to do on a timely basis, on terms favorable to us or at all, and the development of our proprietary product candidates could be delayed or terminated. Our failure to effectively advance our development programs could have a material adverse effect on our business, financial condition, results of operations and future growth prospects, and cause the market price of our ADSs to decline.

We have no history of commercializing our marketed products. Building our commercialization capabilities will require significant investment of time and money. There can be no assurance that we will successfully set up our commercialization capabilities, or that we will successfully commercialize any of our product candidates in the future.

We are currently building and expanding our commercialization capabilities to allow us to market our own products in the future for the indications and in the geographies we determine would be most effective to create value for our customers and shareholders. Our goal is to become a commercial-stage company with an initial focus on achieving commercial launch readiness to support the potential launch of tisotumab vedotin for the treatment of cervical cancer subject to obtaining regulatory approval and, where applicable, reimbursement approval. We are developing tisotumab vedotin in collaboration with Seagen Inc. (“Seagen”). In October 2020, we and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the United States, and we will lead commercial operational activities and record sales in Japan, while Seagen will lead operational commercial activities in the United States, Europe and China with a 50:50 cost and profit split in those markets. In all other markets, if any, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. Furthermore, in June 2020, we entered into a collaboration and license agreement with AbbVie Biotechnology Ltd. (“AbbVie”), pursuant to which we intend to jointly research, develop, manufacture and commercialize certain product candidates. The development of our commercialization capabilities will benefit from the experience gained with AbbVie’s infrastructure, procedures and commercialization best practices in connection with this collaboration.

Our market based commercialization operations are currently being developed. Building comprehensive commercialization capabilities will require substantial investment of time and money and will require significant management focus and resources. We will be competing with larger pharmaceutical and biotechnology companies with established commercialization and marketing capabilities. In addition, we may be unable to develop productive relationships with local medical experts, patients and other key stakeholders or may face barriers due to cultural or regulatory differences. We will also compete for staffing with transnational and local pharmaceutical and biotechnology firms and local medical, healthcare and research organizations. Accordingly, there can be no assurance that our efforts to set up commercialization capabilities will be successful.

Even if tisotumab vedotin or one of our other proprietary product candidates obtain regulatory approval, we may determine that commercializing such product candidate ourselves would not be the most effective way to create value for our shareholders. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on the market price of our ADSs and our financial condition, results of operations and future growth prospects.

Tisotumab vedotin may not obtain regulatory approval, on our expected timeline or at all, and, if it is approved, we may be unable to effectively commercialize it. We do not have sole control over the development and commercialization of tisotumab vedotin.

Tisotumab vedotin is currently our most advanced proprietary product candidate, and our initial commercialization efforts are focused on setting up our commercialization capabilities to market tisotumab vedotin for the treatment of cervical cancer. We are developing tisotumab vedotin in collaboration with Seagen under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. Under our agreement, Seagen and Genmab will each be responsible for leading tisotumab vedotin commercialization activities in certain territories. However, there can be no assurance that tisotumab vedotin will obtain regulatory approval on our expected timeline or at all. We and Seagen conducted a potentially registrational Phase II clinical trial of tisotumab vedotin for the treatment of patients with recurrent and/or metastatic cervical cancer and reported very favorable topline results for this study in June 2020. A confirmatory Phase III study was subsequently announced in January 2021. There can be no assurance that the Phase III study will be completed, on the proposed timeline or at all, or that the results will be supportive of the Phase II clinical trial. A BLA submission was made to support a potential accelerated approval pathway with the U.S. FDA. There is no guarantee that we will obtain marketing approval or, if we obtain marketing approval, that we and Seagen will be able to successfully commercialize tisotumab vedotin. If we are unable to commercialize tisotumab vedotin for cervical cancer, we may lose a portion of our investment and may incur additional costs to refocus our efforts on other products or indications, which could have a negative impact on our business, financial condition, results of operations and future growth prospects.

In October 2020, we and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the United States, and we will lead commercial operational activities and record sales in Japan, while Seagen will lead operational commercial activities in the United States, Europe and China with a 50:50 cost and profit split in those markets. In all other markets, if any, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. If we and Seagen are unable to continue to agree on the development and commercialization strategies for tisotumab vedotin, such efforts may be delayed, or we may be required to take full responsibility for ongoing development and commercialization efforts, including the costs of such efforts. In addition, either party may opt out of co-development and profit-sharing in return for receiving milestone payments and royalties from the continuing party.

Furthermore, tisotumab vedotin is developed using Seagen’s proprietary antibody-drug conjugate (“ADC”) technology in combination with our proprietary HuMax-TF antibody. Any failures or setbacks in Seagen’s ADC development programs, including adverse effects resulting from the use of ADC technology in commercial settings or human clinical trials and/or the imposition of clinical holds on any trials for product candidates using this technology, could have a detrimental impact on the continued development of tisotumab vedotin, which could adversely affect our business, financial condition, results of operations and future growth prospects.

Our research & development efforts may not succeed in generating a continued pipeline of products. Any failures or setbacks in our DuoBody platform or our other proprietary technologies could negatively affect our business and financial condition.

Discovering and developing new products is a costly and uncertain process. Substantial resources are required in order to yield innovations. It is important for us to pursue early stage research and development in order to ensure a sustained portfolio of products.

This is in part driven by the productivity of our proprietary technologies. Many of our proprietary and partnered product candidates are created with, and dependent upon, our proprietary technologies, including our proprietary epcoritamab (DuoBody-CD3xCD20), DuoBody-CD40x4-1BB and DuoBody-PD-L1x4-1BB product candidates, which were created with our DuoBody technology, as well as several additional product candidates in clinical development by Janssen through our DuoBody collaboration, including amivantamab, our proprietary HexaBody-DR5/DR5 and HexaBody-CD38 product candidates, which were created with our HexaBody technology, and our proprietary DuoHexaBody-CD37 product candidate, which was created with our DuoHexaBody technology. Our DuoBody technology is also the basis of our collaborations with certain other partners, including Novo Nordisk and BioNTech and our HexaBody technology is the basis of our CD38 collaboration with Janssen. To date, no products based on any of these technologies have been approved for commercial sale in any jurisdiction. Any failures or setbacks with respect to our proprietary technologies, including adverse effects resulting from the use of these technologies in human clinical trials and/or the imposition of clinical holds on trials of any product candidates using our proprietary technologies, could have a detrimental impact on our clinical pipeline, as well as our ability to maintain and/or enter into new corporate collaborations regarding our technologies or otherwise, which would negatively affect our business and financial condition.

Several of our products and product candidates are used or proposed to be used in combination with other therapeutic products, which exposes us to risks related to those products.

Part of the clinical development strategy for certain of our product candidates, including daratumumab, is to seek to identify patients or patient subsets within a disease category whose treatment may benefit from our products in combination with other therapeutic products. For example, daratumumab has been approved in certain jurisdictions in combination with other products, including with (i) lenalidomide and dexamethasone (“Rd”), for the frontline treatment of transplant-ineligible MM patients and for the treatment of MM patients who have received at least one prior line of therapy; (ii) bortezomib and dexamethasone, (“Vd”), for the treatment of MM patients who have received at least one prior line of therapy; (iii) pomalidomide and dexamethasone, (“Pd”), for the treatment of MM patients who have received at least two prior therapies, including lenalidomide and a proteasome inhibitor, (“PI”); (iv) bortezomib, melphalan and prednisone (“VMP”), for frontline treatment of transplant-ineligible MM patients; (v) bortezomib, thalidomide and dexamethasone (“VTd”), for frontline treatment of transplant-eligible MM; (vi) carfilzomib and dexamethasone (“Kd”), for the treatment of adult patients with relapsed/refractory MM who have received one to three previous lines of therapy and (vii) in combination with bortezomib, cyclophosphamide and dexamethasone (“VCd”), for the treatment of AL amyloidosis. In addition, daratumumab is currently under regulatory review in combination with other products, including (i) Pd, for the treatment of MM patients who have received at least two prior therapies, including lenalidomide and a PI and (ii) in Europe, in combination with VCd, for the treatment of AL amyloidosis. Daratumumab is also in Phase III clinical trials with (i) bortezomib, lenalidomide and dexamethasone (“VRd”) and VMP for frontline treatment of transplant-ineligible MM patients; and (ii) VRd and lenalidomide for frontline treatment of transplant-eligible MM patients. We and our partners are also testing other product candidates as combination treatments.

Approval of a product for the treatment of a disease indication in combination with other therapeutic products exposes us and our partners to certain risks related to those other therapeutic products, including the risks that such products will become less competitive or obsolete or will be found to have safety concerns, which could potentially result in removal of such products from the market. For example, in May 2012, the FDA issued a safety announcement relating to the risk of second primary malignancies in patients with newly diagnosed MM that had received lenalidomide, marketed as Revlimid, and on July 18, 2013, Celgene, in consultation with the FDA, discontinued treatment with Revlimid in a Phase III trial for the treatment of previously untreated elderly patients with CLL due to an imbalance observed in the number of deaths in patients treated with Revlimid versus patients treated with chlorambucil. Furthermore, seeking to heighten immune or other therapeutic responses through combination treatments carries an inherent risk that the combination may cause unexpected side effects or safety issues not observed in treatment with the individual products alone. For example, in May 2019, Regeneron Pharmaceuticals Inc. reported that the combination of its bispecific mAb with a PD-1 inhibitor led to enhanced cytokine release syndrome in patients in a Phase I trial and was a potential cause of two patient fatalities in the study. In addition, in May 2018, the CALLISTO Phase Ib/II study of daratumumab in combination with atezolizumab in patients with previously treated NSCLC was terminated following a planned review by a data monitoring committee. The data monitoring committee had determined that there was no observed benefit in the combination treatment arm versus atezolizumab alone and observed a numerical increase in mortality-related events, which were subsequently determined to be primarily due to disease progression, in the combination treatment arm of the study.

Partnerships are an important part of our strategy and we may not be able to continue our current partnerships or establish additional partnerships.

We have entered into a number of different partnerships for development, co-development, commercialization and co-commercialization of our products and product candidates, as well as for the in- and out-licensing of third-party technologies and our proprietary technologies. Our ability to continue our current partnerships and to enter into additional partnerships will depend in large part on whether we are able to successfully demonstrate our ability to select and develop product candidates and whether our antibody technology and other platform technologies are attractive formats for developing antibody therapeutic products. Existing or potential partners may pursue alternative technologies, including those of our competitors, or enter into other transactions that could make collaboration with us less attractive to them. For example, if an existing partner purchases or is purchased by one of our competitors, that company could be less willing to continue its collaboration with us. Moreover, from time to time we have discussions, disagreements or disputes with our partners with respect to the ownership of rights, royalty entitlements or other matters with respect to any technology or products developed with our partners or with respect to the interpretation of related agreements. Lengthy negotiations with potential new partners or disagreements between us and our partners may lead to delays in or termination of the research, development or commercialization of products and product candidates or affect the financial and non-financial rights and obligations under the related agreements. If we are not able to establish additional partnerships on terms that are favorable to us or if a significant number of our existing partnerships are terminated and we cannot replace them, we may be required to increase our internal product development and commercialization efforts. This would likely limit the number of product candidates that we would be able to develop and commercialize, significantly increase our need for capital and/or place additional strain on management’s time, any of which could materially harm our business, financial condition and results of operations. Furthermore, as discussed above, we cannot assure you that we would be able to establish the necessary internal product development and commercialization capabilities to develop and commercialize our product candidates ourselves in a timely matter or at all, or that any product development or commercialization activities we carry out would be successful.

We rely on our partners’ willingness and ability to devote resources to the development and commercialization of our products and product candidates and to otherwise support our business as contemplated in our partnership agreements, which may be terminated.

We rely on our partners to support our business, including to assist with, or to conduct, clinical and regulatory development, manufacturing and/or commercialization of certain of our products and product candidates or to provide access to antigens, technologies, skills and information that we do not possess. For example, we have granted Janssen worldwide exclusive rights to develop and commercialize daratumumab, have granted Novartis worldwide exclusive rights to develop and commercialize ofatumumab, and have also entered into partnerships with AbbVie, Seagen and BioNTech for certain of our proprietary product candidates. In addition, we have granted Janssen and Novo Nordisk certain rights to develop product candidates using our DuoBody technology platform. We have also created product candidates that have been out-licensed to Janssen, Roche, Bristol-Myers Squibb (“BMS”), ADC Therapeutics, Lundbeck and Amgen, and have entered into a research collaboration and exclusive license agreement with Immatics Biotechnologies GmbH, or Immatics, to discover and develop potential next-generation bispecific immunotherapies to target multiple cancer indications. We have also entered a research collaboration and license agreement with CureVac AG to develop differentiated mRNA-based antibody products and an exclusive license and option agreement with

Janssen to develop a next-generation CD38 product using our HexaBody technology platform. As part of our partnership with AbbVie we will also enter into a discovery research collaboration to select and develop up to four additional differentiated next-generation antibody-based product candidates, potentially across both solid tumors and hematological malignancies. If we do not realize the contemplated benefits from our collaborations, our business, financial condition and results of operations may be materially harmed.

In particular, the termination of our key partnerships could significantly delay the development and commercialization of our products and product candidates and impact our financial results and future prospects. Our licensing partners generally have the right to terminate our partnerships with notice at any time. For example, Janssen has the right to terminate our collaboration agreement concerning daratumumab with 150 days’ written notice to us, Novartis has the right to terminate the co-development and collaboration agreement concerning ofatumumab at any time by providing nine months’ prior written notice to us, and Seagen has the right to opt out of co-development and profit-sharing of tisotumab vedotin in return for receiving milestone payments and royalties from us. In particular, any disruption to our collaboration with Janssen or changes in Janssen’s product development or business strategy for daratumumab could result in a material decline in our revenue. In addition, any failure by Janssen to perform its obligations under our agreement for any reason, including its obligations to make milestone payments or pay royalties, could have a material adverse effect on our financial performance. Our near-term prospects for product development and commercialization could also be significantly impacted by any disruption in, or termination of, our collaborations with Seagen and AbbVie for tisotumab vedotin and epcoritamab, respectively.

We also rely on our partners to periodically provide us with information about the status, progress and results of clinical trials and regulatory processes that they are conducting, sponsoring or pursuing with respect to our partnered products. We generally do not have direct access to the underlying data or direct communications with the relevant regulators. As a result, our knowledge of material clinical events or data or material regulatory communications or developments, and our corresponding ability to report these to our shareholders, may be limited or delayed.

In addition, our reliance on our partners subjects us to a number of additional risks, including the following:

●	our partners have significant discretion regarding whether and on what timeline to pursue planned activities;
●	we cannot control the quantity and nature of the resources our partners may devote to the development, commercialization, marketing and distribution of products or product candidates;
●	our partners may not develop products generated using our antibody technology as expected;
●	disputes between us and our partners may delay or terminate the research, development or commercialization of the applicable products and product candidates or result in costly litigation or arbitration that diverts management’s attention and resources;
●	we may not receive milestone payments from our partners, at the expected time or at all, if our partners do not achieve future milestones or if we and our partners disagree about whether a milestone has been reached;
●	with respect to collaborations under which we have an active role, we and our partners may have differing opinions or priorities, or we may encounter challenges in joint decision making, which may delay or terminate the research, development or commercialization of the applicable products and product candidates;
●	our partners may delay, terminate or repeat clinical trials or require a new formulation of a product candidate for clinical testing, or may abandon a product candidate;

●	our relationships with our partners may divert significant time and effort of our scientific staff and management team;
●	our partners may be subject to regulatory sanctions that could adversely affect the development, approval or commercialization of the applicable products or product candidates;
●	our partners may not properly maintain or defend relevant intellectual property rights, or may infringe the intellectual property rights of third parties, or may use our or third parties’ proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;
●	our partners may develop competing products, therapeutic approaches or technologies;
●	business combinations, financial difficulties or significant changes in a partner’s business strategy, including as a result of the COVID-19 pandemic, may adversely affect that partner’s willingness or ability to continue to pursue our products or product candidates; and
●	our collaborations may be terminated, breached or allowed to expire, or our partners may reduce the scope of our agreements with them.

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

The FDA, the European Medicines Agency (“EMA”) and comparable regulatory authorities in other jurisdictions must approve new product candidates before they can be marketed, promoted or sold in those territories. We or our partners must provide these regulatory authorities with data from pre-clinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. DARZALEX, Kesimpta and TEPEZZA are our only approved products. We cannot be certain that our or our partners’ clinical trials for our product candidates will be successful or that any of our other proprietary or partnered product candidates will receive approval from the FDA, the EMA or any other regulatory authority. In addition, certain other third parties make decisions about products or product candidates based on results of clinical trials, including determinations relating to pricing or reimbursement of approved products or validations or endorsements of treatment options. Such third parties may require additional data or studies for their determinations.

Pre-clinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays or failure. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years and require significant expenditures to complete the pre-clinical studies and clinical trials necessary to commercialize a product candidate, and delays or failures are inherently unpredictable and can occur at any stage. Topline or interim results of clinical trials do not necessarily predict final results, and success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we or our partners will not face similar setbacks. If topline or interim data that we or our partners report differ from final results, if others, including regulatory authorities, disagree with our assumptions, calculations, conclusions, or analyses or interpret or weigh the data differently, or if subsequent studies are unsuccessful, we or our partners may be unable to obtain marketing approval for product candidates on a timely basis or at all, which could impact our reputation, business, financial condition, results of operations and future growth prospects.

The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. In addition, advancements or changes in the industry standards or techniques may impact the value and recognition of our and our partners’ clinical data. Failure to adopt new industry standards may result in less comparable or useful study results. Alternately, early adoption of emerging protocols or endpoints may result in data that is not recognized by certain regulatory bodies or industry professionals, or if such protocols are later found to be ineffective, may require us or our partners to change the design of our clinical trials. For example, Janssen has selected minimal residual disease (“MRD”), an emerging efficacy endpoint in MM, as the primary endpoint in the Phase III CEPHEUS trial of daratumumab in combination with VRd for the treatment of frontline MM and in the Phase III AURIGA trial of daratumumab in combination with lenalidomide as maintenance treatment for MM patients who are MRD positive after frontline autologous stem cell transplant.

Although these trials include more conventional measures as secondary endpoints, such as progression free survival (“PFS”) and overall survival (“OS”), this design may not be sufficient to obtain regulatory approval, and Janssen may be required to change the design of these trials or conduct additional trials to obtain regulatory approval for these indications. Similarly, limitations of MRD as an endpoint may result in a need for more comprehensive results. Changing the design of a clinical trial can be expensive and time-consuming. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us and may require us or our partners to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects. In addition, any delays in product development may allow our competitors to bring products to market before we do or shorten any periods during which we or our partners have the exclusive right to commercialize our product candidates.

In connection with clinical trials of our product candidates, we face a number of risks, including risks that:

●	we or our partners may be unable to manufacture or obtain sufficient quantities of qualified materials for clinical trials or may be required to modify manufacturing processes;
●	patient recruitment may be slower than expected;
●	a product candidate may be ineffective, inferior to existing approved products for the same indications, unacceptably toxic or have unacceptable side effects;
●	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;
●	a clinical trial may be delayed, suspended or terminated by the institutional review board or ethics committee responsible for overseeing the clinical study, by regulatory authorities or by us or our partners due to failure to meet clinical protocols, safety issues or adverse effects, failure to demonstrate product efficacy, changes in clinical protocols or applicable regulatory requirements, lack of funding or other factors;
●	investigators or other third parties could conduct clinical studies on our products or product candidates that could lead to adverse events or results that could negatively impact the development, regulatory approval or marketability of such products;
●	extension studies on long-term tolerance could invalidate the use of our product;
●	final results of studies may not confirm positive interim results or the results of earlier trials;
●	results may not meet the level of statistical significance required by the FDA, the EMA or other relevant regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval;
●	even if data is sufficient for regulatory approval, it may not be sufficient to secure pricing reimbursement or to secure validation of our products by key industry players, which could delay or prevent the commercial launch of a product; and
●	our partners or contract research organizations (“CROs”), may be unable or unwilling to perform under their contracts.

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

We do not currently have the ability to independently conduct clinical trials. With respect to our proprietary product candidates or any other product candidates for which we control the clinical development, we rely on third parties, such as CROs, to conduct clinical trials on our product candidates. For our out-licensed products and product candidates, or for any product candidates where our partner is responsible for clinical development, we rely on such partners to conduct clinical trials. These partners may also hire CROs or other third parties to conduct clinical studies on our products and product candidates. The third parties with whom we and our partners contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. The FDA and regulatory authorities in Europe and other jurisdictions require us to comply with regulations and standards, commonly referred to as current good clinical practices (“cGCPs”), for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials.

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

In other jurisdictions, for instance, in Japan, there is a similar risk regarding the acceptability of clinical trial data conducted outside of that jurisdiction. In addition, there are risks inherent in conducting clinical trials in multiple jurisdictions, inside and outside of the United States, such as:

●	regulatory and administrative requirements of the jurisdiction where the trial is conducted that could burden or limit our and our partners’ ability to conduct clinical trials;
●	foreign exchange fluctuations;
●	manufacturing, customs, shipment and storage requirements;
●	cultural differences in medical practice and clinical research; and
●	the risk that the patient populations in such trials are not considered representative as compared to the patient population in the target markets where approval is being sought.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We or our partners may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;
●	the patient eligibility criteria defined in the protocol;
●	the size of the study population required for analysis of the trial’s primary endpoints;
●	the proximity of patients to trial sites;
●	the design of the trial;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	competing clinical trials for similar therapies or other new therapeutics not involving our product candidates and or related technologies;
●	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;
●	our ability to obtain and maintain patient consents; and
●	the risk that patients enrolled in clinical trials will not complete a clinical trial.

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

We may seek to identify patient subsets within a disease category that may derive selective and meaningful benefit from the product candidates we are developing. Through collaborations, we may develop companion diagnostics to help us to more accurately identify patients within a particular subset, both during our clinical trials and in connection with the commercialization of our product candidates. Companion diagnostics are subject to regulation by the FDA, the EMA and comparable foreign regulatory authorities as companion diagnostic medical devices, and typically require separate regulatory approval prior to commercial use. We expect that we may develop companion diagnostics in collaboration with third parties and may be dependent on the scientific insights and sustained cooperation and effort of such partners in developing and obtaining approval for companion diagnostics. We and our partners may encounter difficulties in developing and obtaining approval for any companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility or clinical validation. Any delay or failure by us or our partners to obtain regulatory approval of companion diagnostics could delay or prevent approval of our product candidates. In addition, we or our partners may encounter production difficulties that could constrain the supply of the companion diagnostics, and may experience difficulties gaining acceptance of the use of such companion diagnostics in the clinical community. Failure to gain market acceptance of such companion diagnostics could have an adverse effect on our or our partners’ ability to successfully commercialize such product candidates. In addition, the diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic that we or our partners anticipate using in connection with development and commercialization of our product candidates, or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative companion diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

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

In addition, once a product obtains regulatory approval, numerous post-approval requirements apply, including periodic monitoring and reporting obligations, review of promotional material, reports on ongoing clinical trials and adverse events and inspections of manufacturing facilities. In addition, material changes to approved products, including any changes to the manufacturing process or labeling, require further review by the appropriate authorities before marketing. Approvals may also be withdrawn or revoked due to safety, effectiveness or potency concerns, including as a result of adverse events reported in patients or ongoing clinical trials, or failure to comply with cGMPs. In addition to revocation or withdrawal of approvals, we and our partners may be subject to warnings, fines, recalls, criminal prosecution or other sanctions if we fail to comply with regulatory requirements. If we or our partners are unable to obtain or maintain regulatory approvals for our products and product candidates, our business, financial condition, results of operations and future growth prospects will be negatively impacted and we or our partners may be subject to sanctions. In addition, even if our products are approved for marketing, we or our partners may be unable to market our products, successfully or at all, if we are unable to obtain favorable pricing for our products or if third-party payors do not agree to provide reimbursement for our products, at favorable rates or at all. See “—Risks Related to Government Regulation” below for more information about the regulatory risks we and our partners face.

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

Such adverse events or safety concerns involving our products or product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, or could negatively impact patient enrollment in, or completion of, clinical trials. For example, in May 2018, the CALLISTO Phase Ib/II study of daratumumab in combination with atezolizumab in patients with previously treated NSCLC was terminated following a planned review by a data monitoring committee. The data monitoring committee had determined that there was no observed benefit in the combination treatment arm versus atezolizumab alone and observed a numerical increase in mortality-related events, which were subsequently determined to be primarily due to disease progression, in the combination arm of the study. Based on these findings, a Phase I study of daratumumab and Janssen’s proprietary anti-PD-1 antibody for the treatment of patients with MM was also terminated. In addition, in June 2018, a Phase I study of JNJ-63709178, one of the product candidates being developed by Janssen through our DuoBody collaboration was put on clinical hold due to the occurrence of a Grade 3 adverse event. This hold was subsequently lifted and the study is ongoing. However, there can be no assurance that this study will not be halted again or terminated in the future. The Phase I/II clinical trial for our HexaBody-DR5/DR5 product was put on a brief partial clinical hold for discussions with the U.S. FDA around liver toxicity. After the protocol was amended with additional provisions to mitigate liver toxicity risk the partial hold was lifted in October 2019 and enrollment of patients was re-opened. The study is currently recruiting, but there can be no assurance that this study will not be halted again in the future.

In addition, reports of adverse events or safety concerns involving our products or product candidates could result in regulatory authorities limiting, denying, withdrawing approval of or recalling such product for any or all indications, including the use of such product in its previously approved indications, or may require additional clinical trials, updates to the prescribing information, including boxed warnings, contraindications, or other labeling statements, implementation of a Risk Evaluation and Mitigation Strategy (“REMS”) or the issuance of field alerts, warnings or other communications to physicians, pharmacies or patients. In certain cases, regulatory authorities may order us or our partners to conduct additional trials or to cease further development or commercialization of the product or product candidate entirely.

Furthermore, actual or potential drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial for our products or product candidates. Reports of adverse events or safety concerns, or changes to regulatory approvals or labeling, may also have a significant impact on market acceptance of our products by patients and physicians or may trigger potential product liability claims, fines, injunctions or the imposition of civil or criminal penalties. Any of these events could prevent us or our partners from developing, commercializing or maintaining market acceptance of daratumumab, ofatumumab, teprotumumab or the particular product candidate or could substantially increase commercialization costs, which could significantly harm our business, financial condition, results of operations and future growth prospects.

Adverse events may also impact the sales of our products. We may be required to further update the prescribing information for our products, including boxed warnings, limitations of use, contraindications, warnings and precautions, and adverse reactions, based on reports of adverse events or safety concerns, or implement a REMS, which could adversely affect the acceptance of our products in the market, make competition easier or make it more difficult or expensive for us to distribute our products.

In addition, the reporting of adverse safety events involving daratumumab, ofatumumab or our product candidates, or public rumors about such events, could cause our stock price to decline or experience periods of volatility. There are no assurances that patients receiving daratumumab, ofatumumab, teprotumumab or our product candidates will not experience serious adverse events in the future.

We have received Fast Track Designation (“FTD”), and Breakthrough Therapy Designation (“BTD”), for certain indications in the past and may seek FTD or BTD, or may seek to participate in other programs for expedited development or review, in the future. We may fail to obtain such designation and may not be eligible for participation in such programs, and even if received, such designations or programs may not lead to a faster development or regulatory review or approval process.

If a product candidate is intended for the treatment of a serious or life-threatening disease or condition, and pre-clinical or clinical data demonstrate the potential to address an unmet medical need for this condition, a product sponsor may apply for FTD from the FDA for such indication. Similarly, the FDA may grant BTD to expedite the development and review of products that treat serious or life-threatening diseases when “preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.” In addition, the FDA or other regulatory bodies periodically introduce other programs for expedited review of applications, including the FDA’s Real-Time Oncology Review (“RTOR”), Pilot Program, which is currently available for certain supplemental applications for already-approved cancer drugs, and the FDA’s priority review designation. The RTOR Pilot Program allows the FDA to review data before the applicant formally submits its completed supplemental application, resulting in a more efficient review when the applicant submits the full supplemental application. Priority review is an FDA designation under which the FDA sets the target date for FDA action on a BLA or supplemental BLA (“sBLA”) at six months after the FDA accepts the application for review, rather than the standard 10-month FDA review period. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious condition.

Although these designations and pilot programs are intended to expedite the review and approval of drug candidates, they do not ensure that marketing approval will be granted in a particular timeframe or at all. The FDA and other regulatory authorities have broad discretion whether or not to grant these designations or include product candidates within pilot programs, and, even if we or our partners believe a particular product candidate is eligible for these designations or programs, we cannot assure you that such authority would agree. Even if we or our partners receive such designations or are eligible for inclusion in expedited review pilot programs in the future, we may not experience a faster development, review or approval process compared to conventional procedures. In addition, such designations or processing under such pilot programs may be withdrawn if the FDA or the relevant regulatory body no longer believes such product candidate meets the criteria for the designation or program. Furthermore, these designations and pilot programs do not change the scientific and medical standard for approval or the quality of evidence necessary to support approval. As a result, applications for product candidates granted expedited review or BTD or FTD designation may be denied based on study data, study design or other factors. See also “—We and our partners have conducted and intend to conduct additional clinical trials for selected products and product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations due to the study design and conduct, trial population or for other reasons, or may require additional U.S.-based trials.” See “Item 4.B—Business Overview—Government Regulation” for more information about BTD and FTD and other programs for expedited review.

Daratumumab has received BTD for three indications of R/R MM and FTD for one indication of R/R MM and teprotumumab has received BTD and FTD for the treatment of Graves’ Orbitopathy (also known as thyroid eye disease). These products have been approved for each of the designated indications and these designations are not applicable to ongoing studies for daratumumab and teprotumumab in other indications. We or our partners may seek FTD or BTD or seek eligibility for other expedited review or approval programs for some or all of our other product candidates in the future, but we may never receive such designation or be accepted to such program, and, even if received or accepted, the development or regulatory review of our product candidates may not be expedited or benefited by such designation or program. In addition, such designation or acceptance to such program does not assure ultimate approval by the FDA or the applicable regulatory body.

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

In addition, there has been regulatory review and enhanced government scrutiny of donations by pharmaceutical companies to patient assistance programs operated by charitable foundations. For example, the Office of Inspector General of the U.S. Department of Health & Human Services (“OIG”), has established specific guidelines permitting pharmaceutical manufacturers to make donations to charitable organizations that provide co-pay assistance to Medicare patients, provided that such organizations are bona fide charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria, and do not link aid to use of a donor’s product. If we, our partners or our vendors or donation recipients are deemed to fail to comply with laws or regulations in the operation of these programs, we or such partner could be subject to damages, fines, penalties or other criminal, civil or administrative sanctions or enforcement actions. Further, numerous organizations, including pharmaceutical manufacturers, have received subpoenas from the OIG and other enforcement authorities seeking information related to their patient assistance programs and support. We cannot ensure that our compliance controls, policies and procedures will be sufficient to protect against acts of our partners, employees, business partners or vendors that may violate the laws or regulations of the jurisdictions in which we operate. Regardless of whether we have complied with the law, a government investigation could negatively impact our business practices, harm our reputation, divert the attention of management and increase our expenses.

We currently rely on a limited number of contract manufacturers to produce our product candidates for clinical trials and are currently negotiating arrangements for commercial scale production.

To ultimately be successful, our antibody products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Janssen is responsible for the manufacture of daratumumab, Novartis for the manufacture of ofatumumab, Horizon is responsible for the manufacture of TEPEZZA, and Seagen will be responsible for the manufacturing of tisotumab vedotin. For the products we are entirely responsible to manufacture, we currently rely primarily upon one single source third-party CMO, Lonza Group AG (“Lonza”), to manufacture and supply large quantities of our product candidates. We expect to negotiate contracts for commercial production on a product-by-product basis for products that we choose to commercialize ourselves.

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

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many third parties compete with us in developing various approaches to antibody therapy. They include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs. In addition, many other pharmaceutical and biotechnology companies are developing and/or marketing therapies for the same indications that our products and product candidates are designed and being developed to treat. For example, Sanofi’s isatuximab, a mAb targeting CD38, was approved as SARCLISA by the FDA in March 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a PI. Genentech’s ocrelizumab, a mAb targeting CD20, was approved as Ocrevus by the FDA initially in 2017 and is currently approved for RMS, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease, in adults. We are also aware of other companies that have or are developing technologies that may be competitive with ours, including bispecific, ADC, CAR modified T-cell (“CAR-T”), and ribonucleic acid (“RNA”)-based, technologies. In addition, our DuoBody and other technology partners may develop compounds utilizing our technologies that may compete with product candidates that we are developing. See “Item 4.B—Business Overview—Competition” below for more information about our competitors.

In addition, in the United States, the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” or “biosimilar” to or “interchangeable” with an FDA-approved biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. The 12-year exclusivity period runs from the initial approval of the innovator product and not from approval of a new indication. In addition, the 12-year exclusivity period does not prevent another company from independently developing a product that is highly similar to the innovative product, generating all the data necessary for a full BLA and seeking approval. Exclusivity only assures that another company cannot rely on the FDA’s prior approvals in approving a BLA for an innovator’s biological product to support the biosimilar product’s approval. Further, under the FDA’s current interpretation, it is possible that a biosimilar applicant could obtain approval for one or more of the indications approved for the innovator product by extrapolating clinical data from one indication to support approval for other indications. The BPCIA is complex and is still being interpreted and implemented by the FDA. As a result, the ultimate impact of the BPCIA is subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to U.S. congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

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

Our products may face increasing pricing and reimbursement pressure through government and third party decisions to reduce cost or limit physician choice. We may face increased competition from lower-cost products imported from other countries.

The success of our currently commercialized products as well as that of our future potential product launches depends, in part, on the access, pricing and reimbursement environment. There is increasing pricing & reimbursement pressure in many countries that is manifested through government and third party price controls, increased public pressure on price increases, increasing cost containment and formulary restriction policies including but not limited to reference pricing, health technology assessment, pathways, contracting, as well as regulatory reform intended to limit health care provider and patient choice and/or reduce the cost of medicines.

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

We are currently advancing our proprietary product candidates through clinical development and are conducting pre-clinical studies with respect to other programs. Developing product candidates is expensive, time-intensive and risky, and we expect our research and development expenses to increase in connection with our ongoing activities, particularly as we seek to advance our proprietary product candidates toward commercialization. In addition, we expect our general and administrative expenses to increase over the next few years as we continue to build and eventually expand our commercialization capabilities in a number of jurisdictions. Although we believe that our existing revenue streams will be sufficient to fund our current projects and commercialization activities, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Further, we may seek additional capital if market conditions are favorable or if we have specific strategic objectives which could benefit from additional capital.

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

We expect to incur higher research and development costs and general and administrative expenses in future periods as we advance our proprietary product candidates through clinical development and expand our commercialization capabilities.

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

We also expect our general and administrative expenses to increase over the next few years as we continue to build and eventually expand our commercialization capabilities in a number of jurisdictions. In addition, we expect the structure and composition of our staff and expenses to change as we focus on advancing our proprietary product candidates and develop our late-stage development and commercialization capabilities.

We have revenues and expenses in foreign currencies and we have invested a part of our cash position in both Danish and foreign marketable securities and are therefore exposed to different kinds of financial risks including foreign exchange risk, changes in interest rates and credit risks.

Most of our financial transactions are made in Danish kroner, U.S. dollars and Euro. As our reporting currency is Danish kroner, we experience exchange rate risk with respect to our holdings and transactions denominated in currencies other than Danish kroner. Our U.S. dollar currency exposure is mainly related to cash deposits, marketable securities, and receivables related to our collaborations with Janssen, Novartis and Roche (Horizon). In addition, our reported revenue is affected by the translation of milestone payments, royalties and other income denominated in foreign currencies, primarily U.S. dollars, into Danish kroner as our reporting currency.

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

Our computer systems, including those hosted by third parties, and those of our partners and other contractors or consultants, may be vulnerable to cyber security breaches, computer viruses and unauthorized access, as well as damage or loss of data due to natural disasters, terrorism, war and telecommunication and electrical failures. Our vulnerability to such events may increase while employees work remotely during the COVID-19 pandemic and in the future. Employees may have to use their own devices without dedicated support and security, the number of devices used by employees and the amount of traffic on secured corporate networks can increase, and preventing unauthorized access to networks may be more challenging. These and other factors can be exploited to facilitate phishing, malware or other attacks on our systems. If such an event were to occur, it could result in a material disruption of our development programs and our business operations. In addition, any loss or disclosure of trade secrets, clinical data or other proprietary information as a result of such disruption or breach could subject us to litigation or regulatory review and sanctions and may impact our reputation and our and our partners’ ability to further develop and commercialize our products and product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs.

We may acquire businesses or products, or form collaborations, in the future, and we may not realize the benefits of such acquisitions or collaborations.

Should attractive opportunities arise, we may acquire companies or technologies that facilitate our access to new medicines, research projects or geographical areas, or that enable us to achieve synergies with our existing operations. However, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms and could be led to finance these acquisitions using cash and marketable securities that could otherwise be allocated to other purposes in the context of our existing operations, or issuances of equity or convertible debt securities, which could be dilutive to our shareholders and ADS holders and adversely affect the market price of our ADSs. If we acquire or enter into collaborations with businesses with promising markets or technologies, we may not be able to realize the benefits of such acquisitions or collaborations, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, manufacturing and marketing any new products resulting from such acquisitions or collaborations. We cannot assure you that we will achieve the expected synergies to justify any such transaction, which could have a material adverse effect on our business, financial condition, results of operations and future growth prospects and our investors’ ability to realize on their investment.

As a result of the listing of the ADSs on the Nasdaq Global Select Market, we are subject to the Foreign Corrupt Practices Act.

As a result of the listing of the ADSs on the Nasdaq Global Select Market, we are subject to the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA generally also requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside the United States are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts as well as other remedial measures. We have adopted an amended written code of business conduct and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws. However, our personnel and others acting on our behalf could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.

The COVID-19 pandemic could materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread worldwide and has been declared a global pandemic. COVID-19 has resulted in global business and economic disruption, as many jurisdictions have prohibited international travel and implemented social distancing, quarantine and similar measures for their residents to contain the spread of the coronavirus. COVID-19 is also expected to put a strain on the healthcare systems in the major countries where our partners sell our products and where we and they conduct our clinical trials. The COVID-19 pandemic may be prolonged and may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on sales of our approved products. The longer the pandemic continues, the more severe the impacts described below will be on our business. The extent, length and consequences of the pandemic are uncertain and impossible to predict. Genmab has established a COVID-19 response team, led by the Chief Executive Officer, which is closely monitoring the evolving situation and has developed and implemented precautionary measures, including remote working for the majority of Genmab employees with a small subset of employees on-site to maintain critical laboratory activities that cannot be done remotely. The response team issues regular updates to employees with guidance to help limit the impact of COVID-19 at our workplace and on our communities and ensure business continuity.

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

Delay in presentation of data analysis, disruptions in the business of the FDA or other health authorities as a result of COVID-19 and related containment measures, or delays in necessary interactions with the FDA, other health authorities, local regulators, and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees, could result in delays of reviews and approvals, including with respect to our product candidates. For example, this could cause a delay in the approval by U.S. and European regulatory authorities of daratumumab based on the Phase III APOLLO study, a delay in the approval by European regulatory authorities of daratumumab for the treatment of AL amyloidosis based on data from the ANDROMEDA study and ofatumumab for the treatment of RMS based on data from the ASCLEPIOS studies and a delay in the approval by U.S. regulatory authorities of tisotumab vedotin for the treatment of cervical cancer based on data from the innovaTV 204 study.

Disruption in shipping and manufacturing may also negatively affect our supply chain, causing our partners or producers of comparator drugs used in our clinical trials and their respective suppliers to be unable to produce and ship materials required for use in our clinical trials, in sufficient quantities or at all, leading to delay in, or termination of, our and our partners’ clinical trials. Supply chain disruption may also affect the manufacturing, shipment and commercialization of approved products. For example, on December 17, 2020, Horizon announced a short-term disruption in the supply of TEPEZZA due to government-mandated orders to produce COVID-19 vaccines, which has dramatically restricted manufacturing capacity available for the production of TEPEZZA at Horizon’s drug product contract manufacturer, Catalent. Prolonged disruption in the supply of TEPEZZA or other of our or our partners’ products, as a result of COVID-19 or otherwise, may have a material adverse effect on our business, financial condition, results of operation and cash flows.

Any delay or disruption to clinical trials, regulatory submissions and regulatory approvals would jeopardize timelines for developing, receiving approval for, and subsequently commercializing our product candidates, or obtaining label expansion for our existing products, all of which would adversely affect our operations and financial performance.

COVID-19 impacted DARZALEX sales in 2020 and could continue to affect sales of DARZALEX for existing indications, which could reduce our royalty income pursuant to our collaboration with Janssen. Should the resources of healthcare systems worldwide, including in the United States and Europe, become more severely strained by their response to the pandemic or if such strain is prolonged, resources previously devoted to the diagnosis and treatment of MM may be redeployed to addressing COVID-19, resulting in fewer prescriptions and sales of DARZALEX. Additionally, many patients who currently receive DARZALEX are elderly and immunocompromised and, therefore, more susceptible to severe negative impacts from COVID-19. Such patients may be unable to travel to healthcare facilities to receive DARZALEX treatment as a result of mandatory or self-imposed restrictions on local travel or other social distancing measures. Should they contract COVID-19, they may become unable to continue with their DARZALEX treatment, and many such patients may die. Should treatment of current patients with DARZALEX be temporarily deferred or should such patients die, or should there be a delay or reduction in diagnoses of new MM patients and treatment prescriptions as healthcare resources are redeployed, demand for DARZALEX may be reduced. This would lead to a corresponding reduction in DARZALEX sales and a resulting decrease in our revenues from royalties under our collaboration with Janssen, which would adversely affect our financial performance. In addition, the pandemic could result in delays in clinical development, regulatory approval and commercialization of DARZALEX for additional indications.

The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance, including on the sales of Kesimpta and TEPEZZA, by our partners and on our royalty and milestone income therefrom.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we or our partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate for our products, product candidates or future products or product candidates.

Our commercial success and viability depend in part on our and our partners’ ability to obtain and maintain adequate intellectual property protection in the United States, Europe and other countries with respect to our existing products, product candidates and processes and related technologies owned by us and to successfully defend these rights against third party challenges, successfully enforce these rights to prevent third-party infringement, as well as our ability to maintain adequate intellectual property protection for any future technologies and products. If we or our partners do not adequately protect our intellectual property, competitors may be able to use our technologies or products and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our products and product candidates and significantly reduce our revenues and potential profits.

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

The patent position and other intellectual property rights of biopharmaceutical companies involve complex legal, administrative and factual questions, and the issuance, scope, validity and enforceability of patents cannot be predicted with certainty. Also, intellectual property rights have limitations and do not necessarily address all potential threats to our competitive advantage. Our and our partners’ ability to obtain patent protection for our or their technologies, products and product candidates is uncertain and the degree of future protection afforded by such intellectual property rights is uncertain due to a number of factors, including, but not limited to:

●	we or our partners may not have been the first to make or file patent applications for the inventions covered by pending patent applications or issued patents;
●	others may independently develop identical, similar or alternative technologies, products or compositions and uses thereof;
●	any or all of our or our partners’ pending or any future patent applications may not result in issued patents;
●	any patents issued to us or our partners may not provide a basis for commercially viable products, or may not provide any competitive advantages in countries of significant business opportunity;
●	third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the U.S. Patent and Trademark Office (“USPTO”), or oppositions in the European Patent Office (“EPO”), or observations or protests, or any similar actions in other patent administrative or court proceedings worldwide that challenge the validity, enforceability or scope of such patents, which may result in our patent claims being narrowed or invalidated which could limit our ability to prevent competitors from developing and marketing similar products;
●	our or our partners’ technologies, compositions and methods may not be patentable;
●	others may design around our or our partners’ patent claims to produce competitive products or uses which fall outside of the scope of our patents;
●	third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology;
●	patent terms may be inadequate to protect our competitive position on our technologies, products and product candidates for an adequate amount of time; or
●	the Supreme Court of the United States, other U.S. federal courts, Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could narrow or invalidate, or change the scope of, or change the patent lifetime of, our or our partners’ patents.

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

We currently in-license certain technology and intellectual property from third parties to be able to use such technology and intellectual property in our products and product candidates and to aid in our research activities. In the future we may in-license technology and intellectual property from additional licensors.

We rely on certain of these licensors to file and prosecute patent applications and maintain patents and otherwise protect the technology and intellectual property we license from them. We have limited control over these activities or any other technology and intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the technology and intellectual property that is licensed to us.

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

Our existing in-licenses impose various diligence, milestone payment, royalty and other obligations on us. If we fail to comply with these obligations or otherwise materially breach a license agreement, our licensors or partners may have the right to terminate the license. Under the terms of some of the relevant agreements, our partners also have the right to terminate the agreements at their discretion. In the event of termination of any of these agreements, we may not be able to develop or market the products covered by such licensed intellectual property. In addition, any claims asserted against us by our licensors may be costly and time-consuming, divert the attention of key personnel from business operations or otherwise have a material adverse effect on our business.

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

Recent patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, Leahy-Smith America Invents Act (“Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switched the United States patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had conceived or reduced to practice the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

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

Sales of certain of our products and our product candidates, if and when approved for marketing, have and will depend, in part, on the extent to which our products will be covered by third-party payors, such as U.S. government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third party payors play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payors will decide with respect to coverage and reimbursement for our product candidates. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product. The primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products and/or biosimilars. Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits. Adoption of price controls, cost containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results.

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

Sales, marketing and scientific/educational grant programs in the United States must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veteran’s Health Care Act, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Within the European Union, once a Marketing Authorization is obtained, numerous post-approval requirements also apply. The requirements are regulated by both EU regulations (such as reporting of adverse events, etc.) as well as national applicable regulations (related to, for example, prices and promotional material). In addition, as part of its marketing authorization process, the EMA may grant marketing authorizations on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”), to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that target the treatment, prevention, or medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products. The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete non-clinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied. Certain approvals of DARZALEX and Arzerra in the European Union were initially granted on the basis of conditional marketing authorizations. Each of these conditions have been met.

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

In particular, since its enactment, there have been judicial and congressional challenges to certain aspects of the Affordable Care Act (“ACA”) in the United States, as well as efforts by the former administration to repeal or replace certain aspects of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. There is currently uncertainty with respect to the impact any such repeal may have and any resulting changes may take time to unfold, which could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. However, we cannot predict the ultimate content, timing or effect of any such legislation or executive action or the impact of potential legislation or executive action on us. Most recently, the Tax Cuts and Jobs Act was enacted, which, among other things, removes the penalties for not complying with the ACA’s individual mandate to carry health insurance. There may be additional challenges and amendments to the ACA in the future.

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

Furthermore, the former Trump Administration has taken several executive actions, including the issuance of a number of executive orders, which could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuing guidance, and reviewing and approving marketing applications. It is difficult to predict how these orders will be implemented and the extent to which they will impact the FDA’s ability to exercise its regulatory authority, or whether they will be rescinded or replaced. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, we and our partners could be limited and/or delayed in obtaining new regulatory approvals or maintaining existing approvals, either of which could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

We are subject to various laws protecting the confidentiality of certain patient health information, and our failure to comply could result in penalties and reputational damage.

Numerous countries in which we, our partners and our third-party contractors, including CROs and CMOs, operate, manufacture and sell our products have, or are developing, laws protecting personal data and the individual’s right to privacy as well as the confidentiality of certain patient health information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU General Data Protection Regulation (“GDPR”), which became applicable on May 25, 2018, introduced new data protection requirements in the European Economic Area (the 28 member states of the European Union plus Iceland, Liechtenstein and Norway), (“EEA”), and substantial fines for infringements of the data protection rules. For several EEA jurisdictions, the GDPR expanded significantly the jurisdictional reach of EEA data protection law by extending the law’s application to the processing of personal data in connection with the offering of goods or services to data subjects located in the EEA and processing personal data in connection with monitoring the behavior of data subjects located in the EEA. The GDPR imposes several increased obligations and specific restrictions on controllers and processors processing personal data including, for example, additional requirements in relation to the information obligation, where applicable, higher standards for organizations to demonstrate compliance, such as obtainment of valid consent or assessment of another legal basis to justify the data processing activities, increased requirements pertaining to health data (including, in certain situations, where such data is key-coded), mandatory data breach notification requirements, appointment of a data protection officer where the core activities of the controller or the processor consist of processing of sensitive personal data (i.e., health data) on a large scale, additional mandatory requirements for the content of data processing agreements with service providers processing personal data, implementation of appropriate technical and organizational measures and expanded rights for individuals over their personal data. This could affect our and our partners or third-party contractors’ ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting, or could cause our costs to increase, potentially leading to harm to our business and financial condition. If the measures implemented by us or our partners or service providers in order to comply with the GDPR requirements are not considered sufficient to ensure the necessary compliance level, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity and a potential loss of business. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

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

Healthcare providers, such as physicians and others, play a primary role in the recommendation and prescription of our products. Our or our partners’ arrangements with such persons and third-party payors and our general business operations will expose us or our partners to broadly applicable fraud and abuse regulations, as well as other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable U.S. federal and state and non-U.S. healthcare laws and regulations include, but are not limited to, the Anti-Kickback Statute, the Beneficiary Inducement Statute, the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, the federal transparency requirements under the Physician Payments Sunshine Act and analogous U.S. state laws. Rules and regulations covering many of the same matters are found in numerous other countries, including in Denmark, and may be more stringent or result in higher exposures than those in the United States.

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

In addition to voting rights, holders’ right to receive any dividends we declare on our shares, whether in the form of cash or bonus securities, is also more limited than that of our shareholders. For example, we may elect to offer subscription rights to our shareholders without offering such rights directly to ADS holders as such subscription rights will be offered to the depositary as shareholder. The depositary has substantial discretion as to what will happen with any offered subscription rights and may determine that it is not legal or reasonably practicable to make such rights available to ADS holders, in which case the depositary will endeavor to sell such rights and distribute the proceeds to ADS holders, which it may not be able to do at the then-current market price or at all. If the depositary is unable to distribute or sell such rights, they will lapse, and ADS holders will receive no value. For more information, see the description of our securities registered under Section 12 of the Exchange Act included as an exhibit to this Annual Report.

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

The market prices of the ADSs and shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for the ADSs and shares may be influenced by many factors, including, but not limited to:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	the release of new data from the clinical trials of our products and product candidates;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	competition from existing products or new products that may emerge;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•	issuance of new or updated research or reports by securities analysts;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	currency fluctuations;
•	price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs;
•	additions or departures of key management or scientific personnel;
•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies, products and product candidates;
•	changes to coverage policies or reimbursement levels by commercial third party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
•	announcement or expectation of additional debt or equity financing efforts;
•	issuances or sales of our shares or ADSs by us, our insiders or our other shareholders or ADS holders; and
•	general economic and market conditions.

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

Holders’ ADSs, which will be evidenced by American depositary receipts (“ADRs”), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of holders’ ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to holders’ right to cancel their ADSs and withdraw the underlying shares. Temporary delays in the cancellation of holders’ ADSs and withdrawal of the underlying shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our shares. In addition, holders may not be able to cancel their ADSs and withdraw the underlying shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. For more information, see the description of our securities registered under Section 12 of the Exchange Act included as an exhibit to this Annual Report.

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

In addition, the deposit agreement provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have non-exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

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

We are incorporated under the laws of Denmark. Although our wholly owned subsidiary, Genmab US, Inc., has an office and laboratory space in the United States, substantially all of our assets are located outside the United States. The majority of our directors and senior management reside outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. securities laws.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our directors and senior management are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and expect to file such financial reports on an annual and quarterly basis with the SEC, we will not be required to file such reports with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a U.S. domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer. In addition, as a foreign private issuer and as permitted by the listing requirements of the Nasdaq Stock Market LLC (“Nasdaq Stock Market”), we will comply with certain home country corporate governance practices rather than the corporate governance requirements of the Nasdaq Stock Market.

If we lose our foreign private issuer status in the future, we would incur significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we could lose our foreign private issuer status in the future. We will next make a determination with respect to our foreign private issuer status on June 30, 2021.

The regulatory and compliance costs to us under U.S. securities laws if we lose our foreign private issuer status would be significantly more than the costs we incur as a foreign private issuer. If we lose our foreign private issuer status, we would be required to report as a U.S. domestic issuer and be subject to other U.S. securities laws applicable to U.S. domestic issuers. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. For example, as a U.S. domestic issuer, we would be required to file periodic reports and registration statements with the SEC on U.S. domestic issuer forms, which are more detailed and extensive in certain respects than the forms available to us as a foreign private issuer. We would also be required to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (“Code”) or (ii) at least 50% of the value of its assets (generally, based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the nature and composition of our income and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2021 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the nature and composition of our income and assets and the value of our assets from time to time. Therefore, changes in the nature and composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the total market value of our shares and ADSs, which is subject to change and may be volatile.

If we are a PFIC for any taxable year during which a U.S. person holds ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10.E—Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

ITEM 4INFORMATION ON THE COMPANY

A.   History and Development of the Company

We were incorporated on June 11, 1998 as a private limited liability company (“Anpartsselskab”, or “ApS”) under Danish law as a shelf company and are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 21023884. Our name was changed to Genmab ApS on November 17, 1998 and we commenced operations in February 1999. On May 31, 1999, we were converted into a public limited liability company (“Aktieselskab”, or “A/S”) and changed our name to Genmab A/S.

Our shares are listed on Nasdaq Copenhagen under the symbol “GMAB”. Our American Depositary Shares (“ADSs”) are listed on the Nasdaq Global Select Market (“NASDAQ”) in the United States under the symbol “GMAB”.

Legal name:	Genmab A/S
Commercial name:	Genmab
Domicile:	Kalvebod Brygge 43, 1560 Copenhagen V, Denmark
Tel:	+45 70 20 27 28
Website:	www.genmab.com
(The contents of this website are not incorporated by reference into this Annual Report on Form 20-F.)
Date of incorporation:	June 11, 1998
Legal form of the Company:	A Danish public limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B.    BUSINESS OVERVIEW

We are an international biotechnology company specializing in antibody therapeutics for the treatment of cancer and other diseases. Our core purpose is to improve the lives of patients by creating and developing innovative antibody products. Our vision is to transform cancer treatment by launching our own proprietary product by 2025 and advancing our pipeline of differentiated and well-tolerated antibodies. We are building and expanding our late-stage development and commercialization capabilities to allow us to bring our proprietary products to market in the future. We are continuing to build a well-diversified portfolio of products, product candidates and technologies.

In addition to a broad pipeline of differentiated product candidates, our portfolio includes three approved partnered products; daratumumab, marketed by Janssen as DARZALEX (IV formulation) and DARZALEX FASPRO or DARZALEX SC (SubQ formulation approved in the US and Europe, respectively) for the treatment of certain indications of MM, SubQ ofatumumab, marketed in the U.S. as Kesimpta by Novartis for the treatment of RMS, and teprotumumab, marketed in the U.S. as TEPEZZA by Horizon for the treatment of TED. We also have a strong pipeline of novel antibody-based product candidates for the treatment of solid tumors and hematological cancers, which are designed to address unmet medical needs and improve treatment outcomes for cancer patients. Our goal in building our pipeline is to retain at least 50% of product rights in selected programs and in geographic areas where we believe we will be able to maximize their value; we consider such products to be “our own” proprietary products. We currently have eight proprietary product candidates in clinical development: tisotumab vedotin, epcoritamab, DuoBody-PD-L1x4-1BB, DuoBody-CD40x4-1BB, HexaBody-DR5/DR5, DuoHexaBody-CD37, DuoBody-CD3x5T4 and HexaBody-CD38. It was determined in November 2020 that an additional clinical-stage product candidate, enapotamab vedotin, would not advance further in development. The IND application for HexaBody-CD38 was submitted to the FDA in October 2020 and the first patient was dosed in March 2021. We also have approximately 20 proprietary and partnered pre-clinical programs. In addition to our proprietary clinical product candidates and our partners’ ongoing label expansion studies for daratumumab, ofatumumab and teprotumumab, our partners have twelve additional product candidates in clinical development through collaboration agreements with us. Our portfolio also includes four proprietary antibody technology platforms: (i) our DuoBody platform, which can be used for the creation and development of bispecific antibodies; (ii) our HexaBody platform, which can be used to increase the potential potency of antibodies through hexamerization; (iii) our DuoHexaBody platform, which enhances the potential potency of bispecific antibodies through hexamerization; and (iv) our HexElect platform, which combines two HexaBody molecules to maximize potential potency while minimizing potential toxicity by more selective binding to desired target cells. Antibody products created with these technologies may be used in a wide variety of indications including cancer and autoimmune, central nervous system and infectious diseases. These platforms play a key role in building our product pipeline, enhancing our partnerships and generating revenue. We selectively enter into collaborations with other biotechnology and pharmaceutical companies that build our network in the biotechnology space and give us access to complementary novel technologies or products that move us closer to achieving our vision and fulfilling our core purpose.

The following chart summarizes the disease indications and most advanced development status of our marketed products, each of the proprietary product candidates in our clinical pipeline and the most advanced product candidates in our pre-clinical pipeline.

Approved Medicines Created by Genmab1

Proprietary Product3 Candidates

Programs Incorporating Genmab’s Innovation5

1Products developed and marketed by others incorporating Genmab technology and innovation

2See local country prescribing information for precise indications.

3Certain product candidates in development with partners, as noted.
4Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen Biotech, Inc.

5Products under development by a third-party incorporating Genmab technology and innovation

Our Business Strategy

Key elements of our strategy to achieve our vision and fulfill our core purpose include:

●	Recurring revenue streams from collaborations.
●	DARZALEX: Janssen is seeking to extend the commercial reach of daratumumab through label expansion. We will continue to contribute to the development strategy for daratumumab through a joint development and steering committee with Janssen.
●	Kesimpta: Novartis is investigating the use of ofatumumab for the treatment of RMS. In August 2020, Novartis received approval from the FDA for ofatumumab in RMS. Novartis submitted a marketing authorization application (“MAA”) to the EMA in January 2020 and received a positive opinion from the CHMP in January 2021.
●	TEPEZZA: Horizon is investigating the use of teprotumumab for the treatment of TED and diffuse cutaneous systemic sclerosis. In January 2020, Horizon received approval from the FDA for teprotumumab in TED.
●	Actively advance and expand our proprietary product pipeline. We are actively advancing our promising proprietary product candidates through development and seek to expand our proprietary product pipeline by developing new products in-house and by partnering selectively.

●	Strengthen our product portfolio with strategic collaborations and potential acquisitions. We enter into strategic product and technology collaborations to build our network in the biotechnology space and to strengthen our portfolio with complementary technologies or products. We monitor for potential acquisitions that would advance our overall strategy.
●	Leverage our proprietary technology platforms. Our leading proprietary antibody technology platforms play a key role in building our product pipeline, enhancing our partnerships and generating revenue. Multiple new product candidates are currently being developed by us and our partners using our technology platforms, including proprietary product candidates created with our DuoBody and HexaBody technologies. We actively seek partners interested in developing potential antibody therapeutics using our technologies.
●	Build our translational research capabilities. Leveraging our expertise in antibody technologies and product development, we are expanding our translational research capabilities with the goal of building a library of antibody therapeutics that can be tailored to patients.
●	Build our commercialization capabilities. We are currently building and expanding our commercialization capabilities to allow us to bring our own products to market for the indications and in the geographies we determine would create value for our customers and shareholders. Our initial focus for commercialization will be in the U.S. and in Japan.

Our Products and Product Candidates

Daratumumab (DARZALEX)

Our lead product, daratumumab, marketed as DARZALEX for the treatment of certain MM indications, is a human IgG1k mAb, that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of MM cells. It triggers a person’s own immune system to attack cancer cells, resulting in rapid tumor cell death through multiple immune-mediated mechanisms of action and through immunomodulatory effects, in addition to direct tumor cell death via apoptosis, or programmed cell death. When first approved by the FDA in 2015, it was the first human CD38-targeting mAb to reach the market and the first mAb to receive FDA approval to treat MM. DARZALEX is commercialized by Janssen, under an exclusive development, manufacturing and commercialization agreement, which we entered into in 2012.

MM is an incurable blood cancer that starts in the bone marrow and is characterized by an excess proliferation of plasma cells. The 5-year survival rate for MM patients is estimated at 53.9% in the United States, based on 2010–2016 data from the National Cancer Institute Surveillance, Epidemiology, and End Results (“SEER”). The American Cancer Society and the World Health Organization (“WHO”), estimated that approximately 32,270 people in the United States and 176,404 people worldwide respectively would be newly diagnosed with MM in 2020 and approximately 12,830 people in the United States and 117,077 people globally would die from the disease.

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

Existing Marketing Approvals

Janssen has obtained regulatory approvals for DARZALEX in the jurisdictions set forth in the table below, as well as in certain other countries.

DARZALEX (daratumumab) is indicated for the treatment of adult patients:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)

United States: IV infusion

Relapsed / Refractory MM
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS (MMY2002)
November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
June 2017	In combination with Pd for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS (MMY1001)
August 2020	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	CANDOR EQUULEUS (MMY1001)

Frontline MM
May 2018	In combination with VMP for newly diagnosed patients who are ineligible for autologous stem cell transplant (“ASCT”)	ALCYONE (MMY3007)
June 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
September 2019	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)

Split Dosing Regimen
February 2019	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
European Union: IV infusion or SubQ administration

Relapsed / Refractory MM
IV: April 2016 SubQ: June 2020	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	IV: SIRIUS (MMY2002) SubQ: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: February 2017 SubQ: June 2020	In combination with Rd or Vd for patients who have received at least one prior therapy	IV: CASTOR (MMY3004); POLLUX (MMY3003) SubQ: COLUMBA (MMY3012)/ PLEIADES (MMY2040)

Frontline MM
IV: July 2018 SubQ: June 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	IV: ALCYONE (MMY3007) SubQ: COLUMBA (MMY3012)/ PLEIADES (MMY2040)

IV: November 2019 SubQ: June 2020	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	IV: MAIA (MMY3008) SubQ: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: January 2020 SubQ: June 2020	In combination with VTd for newly diagnosed patients who are eligible for ASCT	IV: CASSIOPEIA (MMY3006) SubQ: COLUMBA (MMY3012)/ PLEIADES (MMY2040)

Split Dosing Regimen
December 2018	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
Japan: IV Infusion

Relapsed / Refractory MM
September 2017	In combination with Rd or Vd	CASTOR (MMY3004); POLLUX (MMY3003)
November 2020	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	CANDOR

Frontline MM
August 2019	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE (MMY3007)
December 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
Japan: SubQ Administration
March 2021	Subcutaneous formulation	COLUMBIA (MMY3012)

DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) SubQ administration is indicated for the treatment of adult patients in the U.S.:

	Approval	Key Underlying Clinical Trial(s)
United States: SubQ Administration
Relapsed / Refractory MM
May 2020

In combination with Rd or Vd, for patients who have received at least one prior therapy

Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent

COLUMBA (MMY3012)/ PLEIADES (MMY2040)
Frontline MM
May 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT In combination with Rd for newly diagnosed patients who are ineligible for ASCT	COLUMBA/ PLEIADES
January 2021	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
AL Amyloidosis
January 2021	In combination with VCd for newly diagnosed patients	ANDROMEDA (AMY3001)

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pd = pomalidomide and dexamethasone; Kd = carfilzomib and dexamethasone; VCd = bortezomib, cyclophosphamide and dexamethasone

Pending Regulatory Applications

In addition to the approved indications, three applications for marketing approval of DARZALEX for certain indications are currently pending with applicable regulators. In November 2020, Janssen submitted regulatory applications in Europe and Japan seeking approval of DARZALEX SC in combination with VCd, based on the Phase III ANDROMEDA study. Also in November 2020, Janssen submitted regulatory applications seeking approval of the SubQ formulation of daratumumab to U.S. and European regulatory authorities, based on the Phase III APOLLO study.

The ANDROMEDA and APOLLO studies are described below.

ANDROMEDA (AMY3001)
Study Design

The Phase III study (NCT03201965) included 388 patients newly diagnosed with AL amyloidosis. Patients were randomized to receive treatment with either SubQ daratumumab in combination with cyclophosphamide (a chemotherapy), bortezomib (a proteasome inhibitor) and dexamethasone (a corticosteroid) or treatment with cyclophosphamide, bortezomib and dexamethasone alone. The primary endpoint of the study is the percentage of patients who achieve hematologic complete response.

Initial Results (Reported May 2020)

In May 2020, we reported topline results that the study met the primary endpoint of percentage of patients with hematologic complete response. Patients in the study treated with daratumumab in combination with VCd had a 53.3% hematologic complete response (“CR”) compared to 18.1% of patients who were treated with VCd alone (odds ratio of 5.1 (95% CI 3.2 – 8.2, p<0.0001)).

Additional Data (Presented at European Hematology Association (“EHA”) Virtual Congress, June 2020)

Twice as many cardiac and renal responses on Dara-VCd: Cardiac response:41.5 vs 22.2%, p-value: 0.0029 / renal response: 53.8 vs 27.4%p-value: <0.0001. Overall, daratumumab-VCd was well tolerated. The median treatment duration was 9.6 months for the daratumumab SubQ+VCd group and 5.3 months for the VCd group.  Addition of daratumumab to VCd resulted in a statistically significant and clinically meaningful benefit with no new safety signals observed, demonstrating a favorable benefit-risk profile in subjects with newly diagnosed AL amyloidosis.

Efficacy Update (Presented at American Society of Hematology (“ASH”) virtual meeting, December 2020)

Rates of deep hematologic response (CR per study primary endpoint, involved free light chain (“iFLC”) ≤20 mg/L regardless of free light chain ratio (“FLCr”), and difference between involved and uninvolved free light chain (“dFLC”) <10 regardless of FLCr) were higher in the daratumumab-VCd group than in the VCd group. Major organ deterioration (“MOD”)-PFS was longer in patients achieving deep hematologic responses, regardless of criteria used to define responses.

APOLLO (MMY3013)
Study Design

This Phase III (NCT03180736), randomized, open-label, multicenter study included 304 patients with MM who have previously been treated with lenalidomide and a PI. Patients were randomized 1:1 to either receive daratumumab in combination with Pd or Pd alone. In the original design of the study, patients in the daratumumab plus Pd arm were treated with the IV formulation of daratumumab. As of Amendment 1, all new subjects in the experimental arm were dosed with the SC formulation of daratumumab and patients who had already begun treatment with IV daratumumab had the option to switch to the SC formulation. The primary endpoint of the study was PFS. The study was conducted in Europe under an agreement between Janssen, EMN and Stichting Hemato-Oncologie voor Volwassenen Nederland (“HOVON”).

Initial Results (Reported July 2020)

In July 2020, we reported that the study met the primary endpoint of improving PFS. Overall, the safety profile of daratumumab SC in combination with Pd was consistent with the safety profile for each therapy separately.

Efficacy and Safety Data (Presented at ASH, December 2020)

D-Pd significantly reduced the risk of progression or death by 37% in patients with RRMM who had received ≥1 prior line of therapy vs Pd alone. No new safety concerns were observed. Infusion related reactions were very low; with a median administration time of 5 minutes, D-Pd increases convenience for patients and decreases treatment burden.

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

The chart below illustrates the ongoing development of DARZALEX for each disease stage and therapy type.

DARATUMUMAB DEVELOPMENT COVERING ALL STAGES OF MULTIPLE MYELOMA AND BEYOND– KEY ONGOING* TRIALS

*Does not include trials that may still be ongoing but have clinical data and/or are the basis for an existing approval.

Additional Data of Potential Significance from 2020

In addition to the ANDROMEDA and APOLLO data, which formed the basis of the regulatory submissions referenced above, in October 2020, Genmab announced positive topline results from the second part of the Phase III CASSIOPEIA (MMY3006) study of daratumumab monotherapy as maintenance treatment versus observation (no treatment) for patients with newly diagnosed MM eligible for ASCT. The second part of the study, which is being conducted by the French Intergroupe Francophone du Myelome (“IFM”) in collaboration with HOVON and Janssen, met the primary endpoint of improving PFS at a pre-planned interim analysis.

Part 2 of the CASSIOPEIA study is described below.

UFFUB
CASSIOPEIA (MMY3006)
Study Design

This Phase III study is a randomized, open-label, multicenter study, conducted by the IFM in collaboration with the HOVON and Janssen, which includes 1,085 newly diagnosed subjects with previously untreated symptomatic MM who were eligible for high dose chemotherapy and ASCT. In the first part of the study, patients were randomized to receive induction and consolidation treatment with daratumumab combined with bortezomib, thalidomide and dexamethasone (VTd) or VTd alone. The primary endpoint was the number of patients that achieved a stringent complete response (sCR). In the second part of the study, patients that achieved a response underwent a second randomization to either receive maintenance treatment of daratumumab 16 mg/kg every 8 weeks for up to 2 years versus no further treatment (observation). The primary endpoint of this part of the study is progression free survival.

Initial Results (Reported October 2020)

In October 2020, Genmab reported the second part of the study met the primary endpoint of improving PFS at a pre-planned interim analysis (Hazard Ratio = 0.53 (95% CI 0.42 – 0.68), p < 0.0001) resulting in a 47% reduction in the risk of progression or death in patients treated with daratumumab. The safety profile observed in this study was consistent with the known safety profile of daratumumab and no new safety signals were observed.

Key Ongoing Trials

Janssen’s comprehensive clinical development program for daratumumab also includes the following ongoing clinical trials:

Daratumumab for High Risk SMM

Janssen is currently conducting several clinical trials to assess whether earlier treatment with daratumumab could be used for patients with high-risk SMM to delay progression to MM, compared with active monitoring. The Phase II 123-patient, randomized, multicenter, open-label CENTAURUS (SMM2001) study is assessing three dose schedules of daratumumab for the treatment of patients with high-risk or intermediate-risk SMM who had a confirmed diagnosis of high-risk or intermediate-risk SMM for <5 years. Initial efficacy data from the CENTAURUS study was reported in December 2018 and it was determined that dose intensity was associated with efficacy. The safety profile of daratumumab monotherapy in SMM remained consistent with other single-agent daratumumab studies, and no new safety signals were observed with longer follow-up.

Janssen used CENTAURUS data to set the dose schedule for the Phase III randomized, open-label, multicenter AQUILA (SMM3001) study, which is designed to assess the efficacy of daratumumab by subQ injection in delaying the progression from SMM to MM in high-risk SMM patients. The AQUILA study recruited patients (≥18 y) who have had a confirmed diagnosis of SMM for ≤5 years, have factors indicating a high risk of progression, and have an Eastern Cooperative Oncology Group performance status of ≤1, which refers to impact of the disease on the patient’s daily living abilities. The primary endpoint is PFS as assessed by an independent review committee. Secondary endpoints include time to biochemical or diagnostic (SLiM-CRAB) progression, overall response rate (“ORR”), CR rate, duration of and time to response, time to first-line treatment for MM, PFS on first-line treatment for MM, incidence of MM with adverse prognostic features and OS. Disease will be evaluated per International Myeloma Working Group response criteria. The study completed enrollment in May 2019 and is currently ongoing.

Daratumumab for Frontline Treatment for Transplant Eligible Patients

Janssen is conducting the following Phase III trials for frontline treatment of transplant eligible MM patients:

The Phase III PERSEUS (MMY3014) study is currently ongoing to evaluate the subQ formulation of daratumumab in combination with VRd compared to VRd alone in approximately 690 participants with previously untreated MM. The primary endpoint of the study is PFS from randomization to the date of disease progression or death. Secondary endpoints include MRD-negative rate, ORR, PFS on next line of therapy, OS, time to and duration of response, health-related quality of life, pharmacokinetics, immunogenicity, stem cell yield after mobilization and time to engraftment post-ASCT. The PERSEUS trial completed enrollment in November 2019 and is currently ongoing.

Janssen also announced the Phase III randomized, open-label AURIGA (MMY3021) trial to evaluate subQ daratumumab in combination with lenalidomide as maintenance treatment in approximately 214 patients with newly diagnosed MM who are MRD positive after frontline ASCT and have no prior anti-CD38 exposure, compared with maintenance treatment by lenalidomide alone. The trial is currently recruiting.

Daratumumab for Frontline Treatment for Non-Transplant Eligible Patients

Janssen is conducting the following Phase III trials for frontline treatment of non-transplant eligible MM patients:

The Phase III CEPHEUS (MMY3019) study is evaluating the subQ formulation of daratumumab in combination with bortezomib, lenalidomide and dexamethasone, or VRd, compared to VRd alone in approximately 395 participants with frontline MM for whom hematopoietic stem cell transplant is not planned as initial therapy. The primary endpoint of the study is the percentage of participants with negative MRD status, measured after randomization and prior to PD or subsequent anti-MM therapy. Secondary endpoints include PFS, CR, MRD-negativity rate at one year, ORR, VGPR, PFS on the next line of therapy, DoR, health-related quality of life, pharmacokinetics, immunogenicity, and OS. The CEPHEUS trial completed enrollment in September 2019 and is currently ongoing.

Ofatumumab

Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. The CD20 molecule is found on the surface of B-cells, the type of cell which is believed to trigger the inflammatory process that leads to MS. The CD20 molecule is not shed from the cell surface and is not internalized following antibody binding. The antigen-binding fragment (“Fab”) domain of ofatumumab binds to the CD20 molecule and the fragment crystallizable (“Fc”) domain mediates immune effector functions to result in B-cell lysis in vitro. Ofatumumab directs the body’s immune system to fight normal and cancerous B-cells. Data suggest that possible mechanisms of cell lysis include complement-dependent cytotoxicity (“CDC”), and antibody-dependent, cell-mediated cytotoxicity (“ADCC”). Novartis is responsible for the development and commercialization of ofatumumab in all potential indications and is currently investigating a subQ formulation of ofatumumab for the treatment of RMS.

Kesimpta for the Treatment of Relapsing Multiple Sclerosis

MS, is a chronic inflammatory, demyelinating and neurodegenerative disorder of the central nervous system that affects the white and grey matter of the brain and spinal cord. Initial symptoms typically occur between 20 and 50 years of age, and women are three times more likely to develop MS than men. In 2016, it was estimated that MS affects approximately 400,000 individuals in the United States and 2.3 million worldwide, with 53,299 diagnosed incident cases of MS in 2019 in the U.S., Japan and five major EU markets. 85% of MS cases are relapsing remitting MS, characterized by unpredictable recurrent attacks. There is currently no cure for MS. Treatment typically focuses on speeding recovery from attacks, slowing the progression of the disease and managing MS. Ofatumumab is the first fully human anti-CD20 monoclonal antibody administered with a monthly 20 mg subQ dosing regimen in clinical trials.

In August 2020 the FDA approved the use of Kesimpta injection for SubQ use, for the treatment of RMS in adults, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease. This followed an sBLA submitted by Novartis in February 2020, which was accepted by the FDA with priority review. At the end of January 2020, an MAA was submitted to the EMA. Subsequently the CHMP issued a positive opinion in January 2021. In July 2020, Novartis submitted an application for approval in this indication in Japan. The submissions were based on data from the Phase III ASCLEPIOS I & II (NCT02792218 and NCT02792231) and Phase II APLIOS (NCT03560739) trials. The filing in Japan was also based on the Phase II COMB157G1301 (NCT03249714) study.

Key Ongoing Trials in RMS

Novartis’ clinical development program for ofatumumab also includes the following ongoing or announced Phase III clinical trials:

The Phase III OLIKOS study is a single arm study evaluating the continued efficacy, safety and tolerability of ofatumumab in patients with RMS who are transitioning from a CD20 mAb therapy. The estimated enrollment in the study is 100 patients and the study is currently recruiting.

The Phase III ALITHIOS study is evaluating the long-term safety, tolerability and effectiveness study of ofatumumab in patients with RMS. The purpose of this study is to collect long-term safety, tolerability, effectiveness and health outcomes data in eligible subjects who have participated in a Novartis ofatumumab clinical MS study. The estimated enrollment for this single group assignment study is 2010 participants and the study is currently recruiting.

The Phase III ARTIOS study is an open-label study to evaluate the effectiveness of treatment with ofatumumab in patients transitioning from commonly used oral MS therapies - fingolimod or dimethyl fumarate, due to breakthrough disease. The anticipated enrollment for this study is 550 patients and the study is currently recruiting.

The Phase III STHENOS study is an open-label, rater-blind randomized multi-center parallel-arm active-comparator study to assess the efficacy and tolerability of ofatumumab 20mg SubQ monthly versus first line physician’s choice standard of care disease modifying therapy in the treatment of newly diagnosed RMS. The anticipated enrollment for this study is 236 patients and the study is announced but not yet recruiting.

Arzerra for the Treatment of Chronic Lymphocytic Leukemia

Ofatumumab, marketed as Arzerra, was approved for the treatment of certain CLL indications in the United States, the European Union and a number of other countries. In January 2018, Novartis announced its intention to transition the commercial availability of Arzerra to limited availability through managed access programs or alternative solutions for the treatment of approved CLL indications in non-U.S. markets where applicable and allowed by local regulations. Novartis announced that it will work with regulatory authorities to establish managed access programs or alternative solutions so that patients benefiting from Arzerra can remain on treatment. In 2019, marketing authorizations for Arzerra were withdrawn in the European Union and certain other territories. In August 2020, Genmab announced that Novartis planned to transition Arzerra to an oncology access program for CLL patients in the U.S. Arzerra is currently commercially available for approved CLL indications in Japan. Ofatumumab is not in active clinical development in CLL.

Teprotumumab

Teprotumumab is developed and manufactured by Horizon for the treatment of TED. In February 2019, Horizon reported positive topline results from the Phase III confirmatory OPTIC study of teprotumumab in the treatment of active thyroid eye disease. The study met its primary endpoint showing more patients treated with teprotumumab compared with placebo had a meaningful improvement in proptosis, or bulging of the eye, as 82.9% of patients treated with teprotumumab compared to 9.5% of placebo patients achieved the primary endpoint of a 3mm or more reduction in proptosis (p<0.001). The safety profile of teprotumumab in OPTIC was similar to that seen in the Phase II study with no new safety observations. The drop-out rate was <5% and balanced across placebo and treatment arms. There were no deaths during the study and a total of three serious adverse events: in the placebo arm, one patient had a visual field defect and received orbital decompression surgery and discontinued study; in the teprotumumab arm, one patient had pneumothorax (considered not related to study drug) and another had an infusion reaction that led to discontinuation of study drug. The vast majority of treatment-emergent adverse events were mild to moderate in intensity and no other adverse events resulted in discontinuation. Horizon submitted a BLA to the FDA in July 2019. The FDA granted priority review to the BLA in September 2019 and teprotumumab was subsequently approved as TEPEZZA in January 2020. Teprotumumab was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Horizon is investigating the use of teprotumumab for the treatment of TED and diffuse cutaneous systemic sclerosis.

Tisotumab Vedotin

Tisotumab vedotin is an ADC created to target tissue factor (“TF”), a protein involved in tumor signaling and angiogenesis. TF is a transmembrane protein that is the main physiological initiator of coagulation and is involved in angiogenesis, cell adhesion, motility and cell survival. TF is expressed on many solid tumors, including cervical, ovarian, pancreatic, prostate and bladder tumors. The presence of TF is associated with poor prognosis. Based on its high expression on many solid tumors and its rapid internalization, we believe that TF is a suitable target for an ADC approach. Tisotumab vedotin combines our human mAb that binds to TF and Seagen’s ADC technology that utilizes a cleavable linker and the cytotoxic drug monomethyl auristatin E. ADCs are mAbs that are linked to cytotoxic or cell-killing agents. Seagen’s ADC technology utilizes mAbs that internalize within target cells after binding to a specified cell-surface receptor. Enzymes present inside the cell catalyze the release of the cytotoxic agent from the mAb, which then results in the desired activity, specific killing of the target cell. We are developing tisotumab vedotin in collaboration with Seagen.

Tisotumab Vedotin for the Treatment of Cervical Cancer and Other Solid Tumors

SEER estimated that 13,170 women would be diagnosed with cervical cancer in the United States in 2019, and that 4,250 would die from cervical cancer. The 5-year survival rate for cervical cancer in the United States is 65.8%, based on 2009–2015 SEER data. Globally, the WHO estimated that 570,000 women would be diagnosed with cervical cancer in 2018, the vast majority of those women being in low- and middle-income countries. We and Seagen are currently evaluating tisotumab vedotin for the treatment of cervical cancer and other solid tumors in six clinical studies: innovaTV 204, innovaTV 205, innovaTV 206, innovaTV 207, innovaTV 208 and innovaTV 301.

innovaTV 204 is a single arm, multicenter, international, potentially registrational Phase II trial in patients with cervical cancer who have relapsed or progressed on or after platinum-containing chemotherapy and who have received or are ineligible for bevacizumab, with estimated enrollment of 100 patients. The primary endpoint of the study was ORR as assessed by an independent review committee. The trial also assessed DoR, PFS, OS and safety. Very favorable topline results were announced in July 2020; results from the trial showed a 24 percent confirmed ORR by independent central review (95% Confidence Interval: 15.9% - 33.3%) with a median DOR of 8.3 months. The most common treatment-related adverse events (greater than or equal to 20 percent) included alopecia, epistaxis (nose bleeds), nausea, conjunctivitis, fatigue and dry eye. The data was featured in a late-breaking proffered paper oral presentation at the European Society for Medical Oncology Virtual Congress 2020 in September. Based on this data, a BLA was submitted in February 2021 to support a potential accelerated approval pathway with the FDA.

innovaTV 205 is a Phase I/II study of tisotumab vedotin as monotherapy or in combination with other therapies in subjects with recurrent or stage IVB cervical cancer and innovaTV 206 is a Phase I/II open label, single arm study of tisotumab vedotin monotherapy for patients in Japan with advanced solid malignancies. The first patient in the innovaTV 206 study was dosed in March 2019 with an expansion phase of tisotumab vedotin as monotherapy initiated in August 2019. In December 2019 the innovaTV 205 study was updated to include an arm with weekly dosing of tisotumab vedotin monotherapy. The study is currently recruiting.

Beyond recurrent and/or metastatic cervical cancer, we believe there may be opportunities for tisotumab vedotin in earlier lines of cervical cancer and in other solid tumors that express TF. In 2018, we and Seagen announced innovaTV 207 and innovaTV 208, Phase II studies to assess, respectively, the activity, safety and tolerability of tisotumab vedotin for the treatment of selected solid tumors and the efficacy of tisotumab vedotin for platinum-resistant ovarian cancer. Both studies are currently recruiting.

The first Phase III study of tisotumab vedotin was announced in January 2021. The open-label, randomized, global trial of tisotumab vedotin versus chemotherapy will enroll approximately 482 patients with recurrent or metastatic cervical cancer who have received one or two prior lines of systemic therapy for their recurrent or metastatic disease. Eligible patients will be randomized to receive either tisotumab vedotin 2.0 mg/kg every three weeks or investigator’s choice of chemotherapy. The primary endpoint of the study is overall survival. This global study will be sponsored by Seagen in collaboration with Genmab, European Network of Gynaecological Oncological Trial Groups and the Gynecologic Oncology Group. The study is designed to confirm the potential of tisotumab vedotin as monotherapy for patients with metastatic and or recurrent cervical cancer.

Epcoritamab

Epcoritamab is a proprietary bispecific antibody therapeutic candidate created using our proprietary DuoBody technology. Epcoritamab is designed to target CD3, which is expressed on all T-cell subtypes and is part of the T-cell receptor, and CD20, a clinically well-validated therapeutic target. CD20 is expressed in a majority of B-cell malignancies, including CLL, diffuse large B-cell lymphoma (“DLBCL”), follicular lymphoma (“FL”) and mantle cell lymphoma (“MCL”). In a number of laboratory models, epcoritamab has shown high potency in killing CD20+ tumors and induced potent tumor cell lysis across a panel of B-cell tumor lines. We are developing epcoritamab in collaboration with AbbVie.

Epcoritamab for the Treatment of B-cell malignancies

DLBCL is the most common type of non-Hodgkin lymphoma (“NHL”) in the United States and worldwide, with an average age at diagnosis of mid-60s. It is an aggressive form of NHL with relative 10-year survival rates of approximately 46% and relative 5-year survival rates of approximately 64%. Prevalence is anticipated to increase, driven by growth in aging populations. DLBCL affects B-lymphocytes and can develop in the lymph nodes or in other organs, and may be either localized or generalized. The prognosis for relapsed or refractory DLBCL patients is poor, especially for those with high-risk factors, and for most patients with refractory DLBCL there are no curative treatment options. We and AbbVie are currently evaluating SubQ epcoritamab for the treatment of B-cell malignancies including DLBCL and CLL in four clinical studies: GCT3013-01, GCT3013-03, GCT3013-04 and GCT3013-05.

The first patient was dosed in the Phase I/II GCT3013-01 safety and efficacy study of epcoritamab for the treatment of B-cell malignancies in July 2018, with initial dose-escalation data presented in December 2019. Updated dose-escalation data was presented at ASH in December 2020, concluding that epcoritamab demonstrates a consistent and favorable safety profile, with no grade ≥3 CRS events and limited neurotoxicity, in support of outpatient administration. Emerging data with longer follow-up present substantial single-agent efficacy, including CR in heavily pretreated patients with FL, MCL, and DLBCL. The first expansion cohort was initiated in July 2020 and the trial is currently recruiting. A similar trial, GCT3013-04 is currently recruiting patients in Japan.

GCT3013-03 is a Phase I/II open-label, multi-center safety and efficacy study of epcoritamab in relapsed/refractory CLL. The trial includes two parts, a dose escalation phase (phase Ib) and an expansion phase (phase II). The dose escalation phase is currently recruiting.

GCT3013-05 is the first Phase III study of epcoritamab. The purpose of the open-label, randomized, multi-center trial is to evaluate the efficacy of epcoritamab compared to investigator's choice of chemotherapy in patients with relapsed, refractory DLBCL who have failed or are ineligible for ASCT. Estimated enrollment into the trial is 480 patients and the study is currently enrolling. The first patient was dosed in this study in January 2021. Additional Phase III studies are planned.

DuoBody-PD-L1x4-1BB

DuoBody-PD-L1x4-1BB is a bispecific antibody designed to target PD-L1 and 4-1BB to block the inhibitory PD-1/PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using an inert Fc backbone. PD-L1 is a validated target that is expressed on tumor cells. 4-1BB is a trans-membrane receptor belonging to the TNF receptor super-family and is expressed predominantly on activated T-cells. In pre-clinical settings,

DuoBody-PD-L1x4-1BB promoted conditional T-cell activation in a tumor-specific manner by simultaneous activation and release of the key inhibitory brake. Pre-clinical studies also indicated a release of T-cell inhibition through the PD-1/PD-L1 axis, including in the absence of 4-1BB, strong co-stimulation via the agonistic activity of 4-1BB and T-cell clonal expansion. We are developing DuoBody-PD-L1x4-1BB for the treatment of solid cancers in collaboration with BioNTech using our proprietary DuoBody technology platform and PD-L1 antibody and BioNTech’s 4-1BB antibody. A Phase I/II study of DuoBody-PD-L1x4-1BB for the treatment of malignant solid tumors was initiated in May 2019 with the first expansion cohort initiated in the first quarter of 2020. Preliminary clinical data was presented at the SITC 35th Anniversary Annual Meeting in November 2020. The study is currently recruiting.

DuoBody-CD40x4-1BB

DuoBody-CD40x4-1BB is a bispecific antibody designed to conditionally activate both CD40-expressing antigen-presenting cells and 4-1BB-expressing T-cells using an inert DuoBody format. In preclinical settings, as presented at European Association for Cancer Immunotherapy Annual meeting in May 2019, the CD40- and 4-1BB-specific Fab arms of DuoBody-CD40x4-1BB bound to primary human CD40-expressing CD20+ B cells and activated 4-1BB-expressing CD3+ T cells. DuoBody-CD40x4-1BB dose-dependently induced CD40 signaling only upon CD40 binding and simultaneous binding to 4-1BB expressing cells and induced 4-1BB signaling only upon 4-1BB binding and simultaneous binding to CD40-expressing cells. DuoBody-CD40x4-1BB was also shown to conditionally increase proliferation of activated T cells in the presence of CD40-expressing cells in vitro. DuoBody-CD40x4-1BB induced T-cell proliferation upon crosslinking of CD40- and 4-1BB-expressing cells and the binding of only the CD40 arm or the 4-1BB arm had no effect on T-cell proliferation. In addition, DuoBody-CD40x4-1BB did not induce proliferation of T cells that had not been activated by polyclonal or antigen-specific T-cell receptor triggering. In the context of cancer, DuoBody-CD40x4-1BB can enhance anti-tumor immunity by (re-)activating tumor-specific T cells, either intratumorally or in the tumor-draining lymph nodes. Conditional agonist activity is a unique mechanism of action, distinguishing DuoBody-CD40x4-1BB from agonistic monoclonal antibodies targeting CD40 or 4-1BB. It therefore represents a novel therapeutic agent with potential for treatment of solid tumors. We are developing DuoBody-CD40x4-1BB for the treatment of solid cancers in collaboration with BioNTech using Genmab’s proprietary DuoBody technology platform and BioNTech’s CD40 and 4-1BB antibodies. The first patient was dosed in the first-in-human Phase I/II study of DuoBody-CD40x4-1BB for the treatment of malignant solid tumors in September 2019 and the study is currently recruiting.

HexaBody-DR5/DR5

HexaBody-DR5/DR5 is a proprietary antibody therapeutic candidate created with our proprietary HexaBody technology. HexaBody-DR5/DR5 consists of two non-competing HexaBody molecules that are designed to target two distinct epitopes on death receptor 5, or “DR5”, a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. We believe that HexaBody-DR5/DR5 may have potential in treatment of a number of solid cancers. HexaBody-DR5/DR5 is the first HexaBody molecule to enter the clinic. In 2018, we initiated a Phase I/II clinical trial of HexaBody-DR5/DR5, GCT1029-01, for the treatment of solid tumors, with the first patient dosed in May 2018. The study is currently recruiting.

DuoHexaBody-CD37

DuoHexaBody-CD37 is a bispecific IgG1, created with our propriety DuoHexaBody technology platform. CD37 is a tetraspanin membrane protein abundantly expressed on normal and malignant B cells and represents a promising target for the treatment of B-cell malignancies. CDC is an efficient effector mechanism employed by multiple existing antibody therapeutics. With DuoHexaBody-CD37 we aimed to generate CD37-specific antibodies with superior CDC activity. In preclinical settings DuoHexaBody-CD37 has been shown to induce potent in vivo and in vitro anti-tumor activity. As presented at ASH in December 2018, DuoHexaBody-CD37 induced superior CDC activity compared to single HexaBody molecules or the combination thereof in CLL cells ex vivo. In addition, the potency of DuoHexaBody-CD37 was superior to standard-of-care CD20 antibodies ex vivo. The encouraging preclinical models suggest DuoHexaBody-CD37 is a promising candidate for clinical development in B-cell malignancies. In March 2020, we initiated a Phase I/II clinical trial of DuoHexaBody-CD37 for the treatment of hematologic malignancies. The study is currently recruiting. We are developing DuoHexaBody-CD37 in collaboration with AbbVie.

DuoBody-CD3x5T4

DuoBody-CD3x5T4 is a CD3 bispecific, Fc-silenced IgG1 antibody with the capacity to crosslink T cells with 5T4-expressing tumor cells. In preclinical models DuoBody-CD3x5T4 shows potent antitumor activity in vitro and in vivo in a range of cancer indications. Initial preclinical data for DuoBody-CD3x5T4 was presented at the 34th Society for Immunotherapy of Cancer Annual Meeting in November 2019. Key findings were that DuoBody-CD3x5T4 induced CD4+ and CD8+ T-cell mediated cytotoxicity in 5T4-expressing tumor cell lines derived from a variety of solid cancers. T-cell mediated cytotoxicity was associated with T-cell activation, release of perforin and granzyme B and production of inflammatory cytokines. DuoBody-CD3x5T4 showed anti-tumor activity in breast cancer CDX and lung cancer PDX models in humanized mice, which was associated with peripheral T-cell activation and cytokine production in vivo. The broad expression of 5T4 across cancer indications and limited expression in normal cells makes DuoBody-CD3x5T4 a promising novel drug candidate with potential anti-tumor effect across different solid tumor indications. The first CTAs for DuoBody-CD3x5T4 were submitted to authorities in Denmark and Spain in January 2020, followed by the IND, which was submitted to the FDA in February 2020. The first patient was dosed with DuoBody-CD3x5T4 in August 2020. We are developing DuoBody-CD3x5T4 in collaboration with AbbVie.

HexaBody-CD38

HexaBody-CD38 is a novel human CD38 monoclonal antibody product incorporating our HexaBody technology. In preclinical models of hematological malignancies, as presented at ASH in December 2019, HexaBody-CD38 demonstrates enhanced CDC and shows potent anti-tumor activity. HexaBody-CD38 carries the E430G mutation that facilitates the natural process of antibody hexamer formation through intermolecular Fc-Fc interactions after antigen binding at the cell surface. Enhanced IgG hexamer formation increases binding of the hexavalent complement component C1q, thereby potentiating or unlocking antibody-mediated CDC. HexaBody-CD38 induced highly potent CDC in vitro in cell lines derived from hematological malignancies including MM, B cell lymphoma and acute myeloid leukemia (“AML”), inducing CDC in seventeen out of twenty-eight tumor cell lines that were not sensitive to daratumumab (<50% tumor cell lysis), including cell lines with low expression of CD38 or high expression of the complement inhibitory protein CD59. HexaBody-CD38 did not induce lysis of normal human B cells, T cells or erythrocytes, and induced minimal lysis of normal human NK cells. In addition, HexaBody-CD38 was consistently more potent than daratumumab in samples from daratumumab-naïve patients (newly diagnosed or relapsed/refractory to standard-of-care, including chemotherapy or high dose chemotherapy followed by ASCT, immunomodulatory drugs and proteasome inhibitors). In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. See below for additional details about this agreement. We submitted an IND to the FDA for HexaBody-CD38 in October 2020 and the first CTA, in Denmark, in November 2020. The first patient was dosed with HexaBody-CD38 in March 2021.

Enapotamab Vedotin

Enapotamab vedotin is an ADC created to target to AXL (from anexelekto, or uncontrolled growth), a signaling molecule expressed on many solid cancers and implicated in tumor biology. AXL contributes to tumor progression and has been associated with poor clinical prognosis in many cancer types. Over-expression has been described in solid cancers, including lung, esophageal, ovarian, breast, cervical, thyroid, endometrial and pancreatic cancers. AXL is emerging as a marker in tumors with resistance to therapy (e.g., tyrosine kinase inhibitors, chemotherapy). In addition, over-expression of AXL is observed in advanced tumors with epithelial-mesenchymal transition (“EMT”)-like features.

In November 2020, we announced that we would not advance the development of enapotamab vedotin. While enapotamab vedotin has shown some evidence of clinical activity, this was not optimized by different dose schedules and/or predictive biomarkers. Accordingly, the data from the expansion cohorts did not meet Genmab’s stringent criteria for proof-of-concept. Enapotamab vedotin is fully owned by Genmab, and the ADC technology used with enapotamab vedotin has been licensed from Seagen.

Pre-clinical Programs

In addition to our marketed products and clinical product candidates, we have approximately 20 active in-house and partnered preclinical programs.

Partnered Candidates

As of December 31, 2020, our partners have fifteen product candidates in clinical development through collaboration agreements with us. These include several bispecific antibodies being developed by Janssen using our proprietary DuoBody technology, which are being tested to treat NSCLC, AML, R/R AML or MDS, solid tumors and certain MM indications. Additional products are being developed in partnership with BMS, ADC Therapeutics, Lundbeck, Provention Bio and Novo Nordisk. In December 2020 Janssen submitted a BLA to the FDA and an MAA to the EMA for amivantamab in patients with epidermal EGFR Exon 20 insertion-mutated NSCLC. These are the first regulatory submissions for a product candidate that was created using Genmab’s DuoBody technology platform. Amivantamab was also the first DuoBody product to receive BTD from the FDA, which occurred in March 2020.

Our Technology Platforms

DuoBody Platform

The DuoBody platform is our innovative proprietary platform for the creation and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same, or on different targets (also known as dual-targeting). We believe that dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example engaging a T-cell to kill a tumor cell). Bispecific antibodies generated with our DuoBody platform can be used for the development of potential therapeutics for cancer, hemophilia and autoimmune, infectious, cardiovascular and central nervous system diseases. DuoBody molecules are designed to combine the benefits of bispecificity with the strengths of conventional antibodies, which may allow DuoBody molecules to be administered and dosed in the same way as other antibody therapeutics. Based on a proof-of-concept study, we believe that our DuoBody platform generates bispecific antibodies via a versatile and broadly applicable process which has the potential to be easily performed at high throughput, at standard bench, as well as on a commercial manufacturing scale. We use the DuoBody platform to create our own bispecific antibody programs and we actively seek partners interested in developing antibody therapeutics using our DuoBody technology. We have a number of commercial partners for the DuoBody technology, including Janssen, BioNTech and Novo Nordisk. See “—Product and Technology Collaborations—Collaborations and Other Agreements for our Partnered Products” for more information about our current licenses and collaborations.

A number of our proprietary bispecific antibodies created with the DuoBody technology are in clinical development. In addition, Janssen has progressed a number of product candidates into clinical development through our DuoBody partnership, including amivantamab, which has been submitted for regulatory approval in the US and in Europe.

HexaBody Platform

Our HexaBody platform is a proprietary technology that is designed to increase the potency of antibodies. The HexaBody platform is designed to build on natural biology to strengthen the natural killing ability of antibodies while retaining regular structure and specificity. The HexaBody technology allows for the creation of potentially potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody platform to generate antibodies with an enhanced complement-mediated killing design, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody platform may lead to subsequent outside-in signaling (e.g. in the case of our HexaBody-DR5/DR5 product leading to cell death). The HexaBody technology creates opportunities to explore new product candidates, to repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency and may provide a useful strategy in product life cycle management. We believe that the HexaBody technology is broadly applicable and may be combined with other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications in cancer and infectious diseases.

HexaBody-DR5/DR5 is our first proprietary antibody created with HexaBody technology to reach clinical development. In addition, in June 2019, we entered into an exclusive license and option agreement with Janssen to collaborate exclusively on a next-generation CD38 antibody product incorporating our proprietary HexaBody technology. The IND for HexaBody-CD38 was submitted to the FDA in October 2020 and the first CTA, in Denmark, was submitted in November 2020. The first patient was dosed with HexaBody-CD38 in March 2021.

DuoHexaBody Platform

The DuoHexaBody platform is a novel proprietary technology that combines the dual targeting design of our DuoBody technology with the potential enhanced potency of our HexaBody technology, creating bispecific antibodies with a target-mediated enhanced hexamerization design. DuoHexaBody-CD37 is currently our only proprietary bispecific antibody created with DuoHexaBody technology. An IND for DuoHexaBody-CD37 was submitted to the FDA in November 2019 and the first patient was treated with DuoHexaBody-CD37 in March 2020.

HexElect Platform

The HexElect platform is a novel proprietary technology that combines two different HexaBody molecules in order to selectively hit only those cells that express both targets by making the activity of complexes of HexaBody molecules dependent on their binding to two different targets on the same cell. The HexElect platform maximizes potency while minimizing potential toxicity, potentially leading to more potent and safer products.

Manufacturing

We do not currently manufacture the drug products ourselves that we need to conduct our clinical trials, and we therefore rely on our partners or CMOs to supply drug product for our IND-enabling studies, clinical trials and process validation batches and related activities for BLA and other regulatory submissions, and we expect to rely on such partners or CMOs for production of commercial supply of our products in the future. Manufacturing clinical products is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Our vendors are required to comply with cGMP regulations, which are regulatory requirements enforced by the FDA, the EMA and other regulatory bodies to assure proper design, monitoring and control of manufacturing processes and facilities for human pharmaceuticals.

We have no involvement with the manufacturing process for our partnered approved products, DARZALEX, Kesimpta and TEPEZZA, which are handled by Janssen, Novartis and Horizon, respectively, under the applicable agreements. Currently, the majority of the drug products required for our clinical trials and pre-clinical studies are manufactured by Lonza. In addition, we rely on other third parties to perform additional steps in the manufacturing process, including fill and finish, shipping and storage of drug products and our product candidates. To meet our expected needs for commercial manufacturing in connection with the anticipated commercial launch of tisotumab vedotin, we are currently in negotiations with a CMO to manufacture commercial quantities of tisotumab vedotin, subject to regulatory approval. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. Although we rely on our cGMP manufacturers and suppliers, we have personnel with substantial manufacturing and production experience to oversee our relationships with such manufacturers and suppliers.

While we believe our CMOs are capable of producing sufficient quantities of drug product to support our currently planned commercialization, clinical trials and pre-clinical studies, we also believe that there are a number of alternative third-party manufacturers that have similar capabilities that would be capable of providing sufficient quantities of commercial products and drug product for our planned clinical trials and pre-clinical studies. However, should our CMOs not be able to provide sufficient quantities of commercial products or drug product for our planned commercialization, clinical trials or pre-clinical studies, we would be required to seek other CMOs to provide this drug product, potentially resulting in a delay in such trials or delivery of our commercialized products.

Commercialization Strategy

Our partnered approved products, DARZALEX, Kesimpta and TEPEZZA, are marketed by Janssen, Novartis and Horizon, respectively, under worldwide license agreements with us, or in the case of TEPEZZA, under a sublicense from Roche. We receive royalties from Janssen, Novartis and Roche based on net sales of DARZALEX, Kesimpta and TEPEZZA, but we are not involved with commercialization activities or strategy. We are currently building and expanding our commercial capabilities to allow us to market our own products in the future for the indications and in the geographies we determine would be most effective to create value for our shareholders. Our goal is to become a commercial-stage company with an initial focus on achieving commercial launch readiness to support the potential launch of tisotumab vedotin for the treatment of cervical cancer, subject to obtaining regulatory approval and, where applicable, reimbursement approval. We are developing tisotumab vedotin in collaboration with Seagen. Under our agreement, Seagen and Genmab will each be responsible for leading tisotumab vedotin commercialization activities in certain territories. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the United States, and we will lead commercial operational activities and record sales in Japan, while Seagen will lead operational commercial activities in the United States, Europe and China with a 50:50 cost and profit split in those markets. In all other markets, if any, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. We view Japan as a promising commercial opportunity where modest commercial and medical affairs infrastructure has the potential to become a high-value investment. Given the low rate of cancer screening and human papillomavirus vaccinations in Japan, we believe that cervical cancer presents a significant unmet need in the Japanese medical market. In June 2020, Genmab and AbbVie entered into a broad collaboration agreement to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global net sales. For DuoHexaBody-CD37, DuoBodyCD3x5T4 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan, while AbbVie will be responsible for further global commercialization with Genmab having a right to opt-in to co-commercialize in the remaining territories.

Moving forward, we may choose to commercialize new products independently, or we may rely on our partners to do so in whole or in part. This will be determined on a product-by-product or indication-by-indication basis in each proposed market and will depend on the agreements we have with our partners and our assessment of the most effective commercialization plan to benefit patients and create value for our shareholders.

Competition

The biotechnology and pharmaceutical industries generally, and the cancer drug sector specifically, are characterized by rapidly advancing technologies, evolving understanding of disease etiology, intense competition and a strong emphasis on intellectual property. While we believe that our product candidates and our knowledge and experience provide us with competitive advantages, we face substantial potential competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical studies, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing our product candidates.

Below is a description of competition in certain of our products and product candidates.

With respect to daratumumab, there are numerous other FDA-approved drugs for the treatment of MM, including immunomodulating agents such as Celgene’s Revlimid and Pomalyst®, PIs such as Janssen and Takeda’s Velcade®, Amgen’s Kyprolis®, and Takeda’s Ninlaro®, histone deacetylase inhibitors such as Novartis’ Farydak® and mAbs such as BMS’ Empliciti®. Several of these drugs are used in combination with chemotherapy and corticosteroids. The competition daratumumab faces from these and other therapies is intensifying. Additionally, isatuximab, a CD38 antibody developed by Sanofi, was approved as SARCLISA by the FDA in March 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a PI. The IKEMA trial of isatuximab + Kd in second line MM met its primary endpoint of improving PFS in May 2020. Sanofi filed for approval in this indication with a decision from the FDA expected by July 2021. In January 2020, GlaxoSmithKline announced a head-to-head trial of belantamab mafodotin, a humanized B-cell maturation antigen (“BCMA”) ADC, in combination with bortezomib and dexamethasone versus daratumumab in combination with bortezomib and dexamethasone in patients with relapsed/refractory MM. In addition, belantamab mafodotin was approved as BLENREP in August 2020 as monotherapy for adults w/ RRMM who have received at least four prior therapies including an anti-CD38 monoclonal antibody, a PI and an immunomodulatory agent. We are also aware of numerous additional investigational agents that are currently being studied. If any of these investigational agents are successful, they may compete with daratumumab in the future. Data have also been presented on several developing technologies and related potential products, including bispecific antibodies, ADCs and CAR-Ts that may compete with daratumumab in the future.

In August 2020 the FDA approved subQ ofatumumab for the treatment of RMS in adults. An MAA was submitted to the EMA in January 2020 for the same indication and the CHMP issued a positive opinion in January 2021. Competition in the MS market is intense. There are numerous FDA-approved drugs for the treatment of the various forms of MS, including Biogen Inc.’s Tecfidera®, Novartis’ GILENYA®, Sanofi’s AUBAGIO® and several mAbs such as Genentech’s OCREVUS® (a CD20 antibody), Sanofi’s LEMTRADA® and Biogen’s TYSABRI®; glatiramer acetate-based therapies such as Teva Pharmaceutical Industries Limited’s COPAXONE® and Sandoz’s Glatopa®; and interferon-beta-based therapies such as Biogen’s AVONEX® and PLEGRIDY®, Bayer AG’s BETASERON®/Betaferon®, Novartis’ EXTAVIA®, and Merck KGaA’s Rebif®. A number of companies are also working to develop additional potential treatments for MS that may in the future further intensify the competition in the MS market, such as Celgene’s Ozanimod and Novartis’ Siponimod, which are currently being evaluated in Phase III clinical trials. Potential future sales may also be negatively impacted by the introduction of generics, prodrugs of existing therapeutics or biosimilars of existing products and other technologies.

With respect to tisotumab vedotin, we are aware of other companies that currently have products in development for the treatment of late-stage cervical cancer, which could be competitive with tisotumab vedotin, including checkpoint inhibitors from Agenus Inc., Regeneron Pharmaceuticals Inc., BMS, Merck, Roche, and Innovent Biologics, Inc. as well as other drugs in development from companies such as Immunomedics. Additionally lifileucel (LN-145, autologous tumor infiltrating lymphocytes (“TIL”) therapy) from Iovance is in a Phase II study for recurrent, metastatic or persistent cervical carcinoma with a regulatory filing anticipated in 2021.

We are similarly aware, with respect to epcoritamab, of a number of other companies that have bispecific CD3xCD20-targeted product candidates in development for the treatment of B-cell malignancies, which could be competitive with epcoritamab including Regeneron’s odronextamab, Roche’s mosunetuzumab, which has BTD and for which a regulatory filing is anticipated in 2021, and glofitamab, Xencor’s plamotamab and IGM biosciences IGM 2323. We are also aware that there are a number of various CD20 and CD19 antibodies, immunomodulators, ADCs, tyrosine kinase inhibitors and CAR-T therapies that are either approved or in development for non-Hodgkin’s lymphomas.

With respect to DuoBody-PD-L1x4-1BB, we are aware of a number of other companies that have bispecific PD-L1x4-1BB products in development for the treatment of solid cancers including Merus and Incyte’s MCLA-145, Elpiscience and Inhibrix’s INBRX-105, Numab and Cstone Pharmaceuticals NM21-1480, Pieris’s PRS-344, F-Star’s FS222 and Macrogenics’s PD-L1xCD137 DART.

In addition, many other pharmaceutical and biotechnology companies are developing and/or marketing therapies for the same types of cancer that our products and product candidates are designed and being developed to treat. We are also aware of other companies that have or are developing technologies that may be competitive with ours, including bispecific antibody, CAR-T and RNA-based technologies. In addition, our DuoBody and other technology partners may develop compounds utilizing our technology that may compete with product candidates that we are developing.

In addition, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” or “biosimilar” to or “interchangeable” with an FDA-approved biological product. This pathway allows competitors to reference the FDA’s prior approvals regarding innovative biological products and data submitted with a BLA to obtain approval of a biosimilar application 12 years after the time of approval of the innovative biological product. The 12-year exclusivity period runs from the initial approval of the innovator product and not from approval of a new indication. In addition, the 12-year exclusivity period does not prevent another company from independently developing a product that is highly similar to the innovative product, generating all the data necessary for a full BLA and seeking approval. Data exclusivity only assures that another company cannot rely on the FDA’s prior approvals in approving a BLA for an innovator’s biological product to support the biosimilar product’s approval. Further, under the FDA’s current interpretation, it is possible that a biosimilar applicant could obtain approval for one or more of the indications approved for the innovator product by extrapolating clinical data from one indication to support approval for other indications. In the European Union, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued since 2005. We are aware of many pharmaceutical and biotechnology companies, as well as other companies that are actively engaged in research and development of biosimilars or interchangeable products.

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

With respect to our current and potential future product candidates, we believe that our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

●	advance our products, product candidates and technology platforms;
●	license or acquire additional technology;
●	complete clinical trials which position our products for regulatory and commercial success;
●	maintain a proprietary position in our technologies and products;
●	obtain required government and other public and private approvals on a timely basis;
●	attract and retain key personnel;
●	commercialize effectively;
●	obtain reimbursement for our products in approved indications;
●	establish efficient manufacturing processes and supply chain;

●	comply with applicable laws, regulations and regulatory requirements and restrictions with respect to our business, including the commercialization of our products, including with respect to any changed or increased regulatory restrictions; and
●	enter into additional collaborations to advance the development and commercialization of our product candidates.

Product and Technology Collaborations

Collaborations for our Marketed Products

Janssen Daratumumab License and Development Agreement

In August 2012, we entered into a global license, development and commercialization agreement with Janssen Biotech Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, or Janssen, granting Janssen an exclusive, sublicensable license to certain of our patents, know-how and materials, owned by or licensed to us, to research, develop, make, offer and sell worldwide certain licensed products containing the human mAb denoted “daratumumab,” also known as HuMax-CD38 and DARZALEX. With respect to the licensed technology, we have given up the ability to develop or commercialize other products with affinity to the CD38 antigen target. We recorded an upfront license fee of $55.0 million and Johnson & Johnson Development Corporation invested DKK 475.2 million (approximately $80.0 million at the date of the agreement) to subscribe for 5.4 million newly issued shares of Genmab at a price of DKK 88 per share. Janssen is fully responsible for developing and commercializing the licensed products and all costs associated therewith.

Under this agreement, we could be entitled to up to approximately $1,015 million in development, regulatory and sales milestones, in addition to tiered double-digit royalties between 12% and 20% of net sales. As of December 31, 2020, Genmab has recorded $850 million in milestone payments from Janssen and could be entitled to receive up to $165 million in further payments if certain additional milestones are met. In 2019, sales milestones of $100 million and $150 million upon net sales reaching $2.5 billion and $3.0 billion in a calendar year, as calculated on the basis of the license agreement terms, were achieved. No further sales milestones are due under the license agreement. The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to and including $750 million; 13% on net sales above $750 million and up to and including $1.5 billion; 16% on net sales above $1.5 billion and up to and including $2.0 billion; 18% on net sales above $2.0 billion and up to and including $3.0 billion; and 20% on net sales exceeding $3.0 billion. The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration of the last-to-expire relevant product patent (as defined in the agreement) covering daratumumab in such country. Our issued U.S., European and Japanese patents covering the composition of matter for daratumumab do not begin to expire until March 2026. Janssen may fully or partially terminate the agreement at any time upon 150 days’ prior written notice to us. Upon Janssen’s termination of the agreement, we are granted an exclusive, perpetual, sublicensable license under any intellectual property controlled by Janssen or its affiliates to the extent necessary to make, have made, import, use, offer to sell or sell the terminated licensed product in such territory where the license has been terminated. If certain milestones have been met by Janssen prior to the termination, then we must pay royalties to Janssen for 10 years from our first commercial sale of a licensed product. In September 2020, Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. The arbitration is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SubQ formulation of daratumumab and whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering daratumumab.

Novartis Ofatumumab Collaboration

In December 2006, we entered into a co-development and collaboration agreement with GlaxoSmithKline (“GSK”), pursuant to which GSK obtained exclusive, worldwide rights to develop and commercialize ofatumumab. This agreement was subsequently amended in 2010. In 2015, GSK transferred the ofatumumab collaboration for oncology and autoimmune diseases to Novartis. Novartis is now responsible for the development and commercialization of ofatumumab in all potential indications. Novartis is fully responsible for all costs associated with developing and commercializing ofatumumab. Under the current agreement with Novartis, we are entitled to royalties of 20% of worldwide net sales of ofatumumab for intravenous treatments and 10% of worldwide net sales of ofatumumab for non-intravenous treatments, as well as certain potential regulatory and sales milestones, of which only certain sales milestones remain. Ofatumumab is approved in Japan under the name Arzerra for the treatment of certain CLL cancer indications, where ofatumumab is being administered intravenously. In addition, Novartis is currently investigating a subQ formulation of ofatumumab for the treatment of RMS and has obtained approval for this indication in the US in August 2020. We therefore believe that the split between intravenous and non-intravenous administration of ofatumumab will, in practice, align with the split between cancer and non-cancer treatments, and we therefore generally refer to the higher royalty rate as being applicable to cancer treatments and the lower royalty rate as being applicable to non-cancer treatments. The royalties are on a country-by-country basis subject to reduction in a specified amount based on the market share of competing products or a joint committee determination that a license of intellectual property owned by a third party is necessary for commercialization. Novartis can terminate the agreement in its entirety or on a country-by-country basis at any time on nine months’ prior written notice. In January 2018, due to low and decreasing global demand for Arzerra primarily related to increased competition from new entrants to the CLL treatment space, Novartis announced that it would transition the commercial availability of Arzerra to limited availability through managed access programs or alternative solutions for the treatment of approved CLL indications in non-U.S. markets where applicable and allowed by local regulations. In 2019, marketing authorizations for Arzerra were withdrawn in the European Union and certain other territories. In August 2020, Genmab announced that Novartis planned to transition Arzerra to an oncology access program for CLL patients in the U.S. Genmab recognized $30 million lump sum from Novartis as payment for lost potential royalties. Ofatumumab is no longer in development for CLL. Arzerra remains commercially available for approved CLL indications in Japan. Also in August 2020, the FDA approved the use of Kesimpta injection for SubQ use, for the treatment of RMS in adults, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease. This followed an sBLA submitted by Novartis in February 2020, which was accepted by the FDA with priority review. At the end of January 2020, an MAA was accepted by the EMA. Subsequently the CHMP issued a positive opinion in January 2021. In July 2020, Novartis submitted an application for approval in this indication in Japan.

Roche / Horizon Teprotumumab Collaboration

In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche. Teprotumumab was created by Genmab under the collaboration with Roche and development and commercialization of the product, which was approved in 2020 by the U.S. FDA, as TEPEZZA, for the treatment of thyroid eye disease, is now being conducted by Horizon Therapeutics under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

Certain Collaborations for our Proprietary Product Candidates

AbbVie Collaboration Agreement

In June 2020, we entered into a Collaboration and License Agreement with AbbVie Biotechnology Ltd., or AbbVie, to jointly develop and commercialize three of our early-stage investigational bispecific antibody product candidates. In addition, under the agreement, we agreed with AbbVie to enter into a discovery research collaboration for future differentiated antibody therapeutics for cancer. The joint development efforts involve our three bispecific antibody programs epcoritamab (DuoBody®-CD3xCD20), DuoHexaBody®-CD37 and DuoBody-CD3x5T4.

For epcoritamab, we share commercial responsibilities with AbbVie in the United States and Japan, while AbbVie is responsible for global commercialization outside of the United States and Japan. We will book net sales of epcoritamab in the United States and Japan and receive tiered royalties on remaining global sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the discovery research collaboration, we will share responsibilities with AbbVie for global development and commercialization in the United States and Japan. Subject to certain requirements, we have an option to co-commercialize these products, along with AbbVie, outside of the United States and Japan.

We and AbbVie grant to each other co-exclusive licenses to use certain intellectual property that is necessary for or directly related to the development, manufacture or commercialization of the compounds being developed under the agreement and the resulting licensed products, as further described in the agreement. The licenses can be sublicensed to affiliates of the applicable licensee or to third party sub-contractors meeting certain requirements or if otherwise approved.

Under the terms of the agreement, we received a $750 million upfront payment in June 2020 and we may be entitled to receive an aggregate of up to $3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones are up to $1.15 billion in payments related to clinical development and commercial success across the three existing bispecific antibody programs. In addition, after we enter into the discovery research collaboration, we are eligible to receive up to $2.0 billion in option exercise and success-based milestone payments under this agreement and the discovery research collaboration agreement if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful. We are further entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the United States and Japan. Except for these royalty-bearing sales, we will share with AbbVie pre-tax profits from the sale of licensed products on a 50:50 basis.

The agreement expires when neither we nor AbbVie are developing or commercializing any licensed products. AbbVie may terminate the agreement at AbbVie’s convenience at any time after a certain notice period, either in whole or on a licensed product-by-licensed product basis or on a region-by-region basis. The United States and Japan as a whole, Europe as a whole, and the rest of the world each constitute one region for this purpose. If we or AbbVie terminate the agreement due to a material breach, insolvency event or force majeure event with respect to the other party, the terminating party will have the exclusive right (including the exclusive right to use the intellectual property licensed to it under the agreement) to develop, manufacture and commercialize the terminated licensed product in the terminated region. The terminating party will pay the other party a royalty on net sales of the terminated product in the terminated region up to certain thresholds depending on which party terminated the agreement. A termination by AbbVie for convenience is treated the same way as a termination by Genmab for a material breach by AbbVie for this purpose, which means that Genmab would have the exclusive right to develop, manufacture and commercialize the terminated licensed product in the terminated region.

Seagen Tisotumab Vedotin Collaboration

In October 2011, we entered into a license and collaboration agreement with Seagen granting us an exclusive right to utilize Seagen’s ADC technology with our HuMax-TF antibody in return for milestone payments and royalties. We also granted Seagen a right to exercise a co-development and co-commercialization option at the end of Phase I clinical development for tisotumab vedotin. In August 2017, Seagen exercised this option to co-develop and co-commercialize tisotumab vedotin with us. Under our collaboration agreement, Seagen and Genmab will each be responsible for leading commercialization activities in certain territories. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the United States, and we will lead commercial operational activities and record sales in Japan, while Seagen will lead operational commercial activities in the United States, Europe and China with a 50:50 cost and profit split in those markets. In all other markets, if any, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin.

BioNTech DuoBody Collaboration

In May 2015, we entered into an agreement with BioNTech SE, or BioNTech to jointly research, develop and commercialize bispecific antibody products using our DuoBody technology platform and antibodies. Under the terms of the agreement, BioNTech provides proprietary antibodies against key immunomodulatory targets, while we provide access to our DuoBody technology platform. We paid an upfront fee of $10 million to BioNTech and an additional $2 million as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Two product candidates are currently in clinical development in connection with this agreement, DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB.

Seagen ADC Technology License

In September 2014, we entered into an ADC license agreement with Seagen. Under this agreement, we paid an upfront fee of $11 million for exclusive rights to utilize Seagen’s ADC technology with our HuMax-AXL antibody. Pursuant to this agreement, Seagen is also entitled to receive more than $200 million in potential milestone payments and mid-to-high single digit royalties on worldwide net sales of any resulting products. In addition, prior to our initiation of a Phase III study for any resulting products, Seagen has the right to exercise an option to increase the royalties to the low tens in exchange for a reduction of the milestone payments owed by us. Irrespective of any exercise of this option, we remain in full control of the development and commercialization of any resulting products.

In November 2020 we announced that we would not advance the development of enapotamab vedotin.

Certain other Collaborations, Agreements and Enabling Technologies

Medarex UltiMAb® System License

In 1999, we entered into a license agreement with Medarex, now a wholly-owned subsidiary of BMS, pursuant to which we received access to the UltiMAb technology, the KM Mouse technology and the right to obtain antibody-exclusive licenses for an unlimited number of antigens and own the worldwide development and commercialization rights to antibody products targeting such antigens. In addition, Medarex granted us 16 antigen-exclusive licenses in exchange for Genmab shares that are fully paid-up subject to, in case the products have been generated in the KM Mouse, pass-through of milestones and royalties payable by Medarex under its own license of the KM Mouse technology. Our principal obligation under this agreement is to make milestone and royalty payments in connection with any such antibody-exclusive licenses or in connection with use of the KM Mouse technology under this agreement. We used technology licensed from Medarex to generate daratumumab, ofatumumab, tisotumab, forming part of tisotumab vedotin, enapotamab, forming part of enapotamab vedotin, the CD20 antibody forming part of epcoritamab (DuoBody-CD3xCD20), and certain of our other product candidates. Based on the type of license and technology used in their development, product candidates that are subject to future payment obligations under this license agreement include ofatumumab, enapotamab vedotin, epcoritamab (DuoBody-CD3-CD20), DuoBody-cMetxEGFR and Lu AF82422, but do not include daratumumab, tisotumab vedotin and HexaBody-CD38. With respect to ofatumumab and Lu AF82422, Novartis and Lundbeck, respectively, have agreed to bear the majority of our payments to Medarex under these agreements. Aggregate milestones for the product candidates subject to payment obligations range from $1.5 million to $6 million per product, of which a total of approximately $17.4 million remains payable by us or our partners across all such product candidates currently in development. Royalties are in the low single digits of net sales.

Janssen HexaBody-CD38 Collaboration

In June 2019, we entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation human CD38 mAb product incorporating our proprietary HexaBody technology. Under the terms of the agreement, we have agreed to collaborate exclusively with Janssen on HexaBody-CD38 and to fund research and development activities until completion of clinical proof of concept studies in

MM and DLBCL. Based on the data from these studies, Janssen may exercise its option and receive a worldwide exclusive license to certain of our intellectual property and an exclusive sublicense to certain intellectual property that we license from third parties, in each case, to develop, manufacture and commercialize HexaBody-CD38. If Janssen exercises this option, we will be entitled to a $150 million option exercise fee and up to $125 million in development milestones, as well as a flat royalty rate of 20% on sales of HexaBody-CD38 until a specified time in 2031, followed by 13-20% tiered royalties on sales thereafter. Upon exercising the option, Janssen will be entitled to terminate the agreement in its entirety or on a country-by-country basis for any reason with 150 days prior written notice to us. Should Janssen not exercise its option, the agreement will terminate, and we may unilaterally continue to develop and commercialize HexaBody-CD38 for daratumumab-resistant patients, and in all other indications except those MM or amyloidosis indications where daratumumab is either approved or is being actively developed. The IND for HexaBody-CD38 was submitted to the FDA in October 2020 and the first CTA, in Denmark, was submitted in November 2020. The first patient was dosed with HexaBody-CD38 in March 2021.

Other Collaborations and Agreements

We have other active collaborations and agreements with a number of companies, including Janssen, ADC Therapeutics, BMS, Lundbeck, Amgen, Immatics, Novo Nordisk, CureVac and Tempus to create, develop and/or commercialize antibody candidates and/or license certain of our product candidates and use of our technology platforms. Under these collaborations and agreements, which we have entered into in the ordinary course of business, and where we have licensed our product candidates or technology platforms, we typically receive or are entitled to receive upfront cash payments, progress- and sales-dependent milestones for the achievement by our collaborators of certain events, and, where applicable, research funding. We also are entitled to receive royalties on net sales of commercialized products resulting from the collaborations.

We also license technologies from a number of other companies that we use or have used to contribute to the antibody products in our pipeline. Key technologies include Seagen’s ADC technologies, the OmniAb transgenic mouse and rat platforms from Open Monoclonal Technology, Inc., certain transgenic mouse technologies from Medarex, the rabbit antibody platform from MAB Discovery GmbH and certain expression systems used by Lonza for production of our product candidates. Pursuant to certain of these licenses, we or our partners are or may be obligated to pay small royalties for certain products generated or produced using these technologies upon commercialization of such products or product candidates. We also license certain targets disclosed and developed from Immatics’ XPRESIDENT targets and T-cell receptor technology as part a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. As part of this collaboration, Immatics is or may be eligible to receive certain milestone payments and tiered royalties on net sales. We also entered into a research collaboration and license agreement with CureVac AG focusing on the research and development of differentiated mRNA-based antibody products by combining CureVac’s mRNA technology and know-how with Genmab’s proprietary antibody technologies and expertise. As part of this agreement CureVac is or may be eligible to receive certain milestone payments and tiered royalties on net sales.

Intellectual Property

Patents

As of March 1, 2021, we held more than 1,900 patents and patent applications, including more than 55 issued U.S. patents and more than 80 U.S. patent applications. All of our current issued patents and patent applications are projected to expire between 2021 and 2040.

Our owned and licensed patents and patent applications are directed to daratumumab, ofatumumab, our product candidates, antibodies, our proprietary technologies and other antibody-based and/or enabling technologies. We commonly seek patent claims directed to compositions of matter, including antibodies, bispecific antibodies, and antibody drug conjugates, as well as methods of using such compositions. When appropriate, we also seek claims to related technologies, such as antibody format technologies. For daratumumab, ofatumumab and each of our product candidates, we or our partners have filed or expect to file multiple patent applications. We maintain patents and prosecute applications worldwide for technologies that we have out-licensed, such as our DuoBody technology.

Similarly, for partnered products and product candidates, such as daratumumab, ofatumumab and tisotumab vedotin, we seek to work closely with our development partners to coordinate patent efforts, including patent application filings, prosecution, patent term extension, defense and enforcement. As daratumumab, ofatumumab, teprotumumab and our development product candidates advance through research and development, we seek to diligently identify and protect new inventions, such as formulations, combination therapies, and methods of treatment. We also work closely with our scientific personnel to identify and protect new inventions that could eventually add to our development or technology pipeline.

With respect to daratumumab, we have issued patents and pending patent applications in numerous jurisdictions, including patents issued in the United States, Europe and Japan. Our issued U.S., European and Japanese patents covering the composition of matter for daratumumab do not begin to expire until March 2026. In addition to our key composition of matter patents for daratumumab, we and Janssen have issued patents and pending patent applications in numerous jurisdictions and for specific formulations, indications and combination therapies that may offer additional protection. With respect to ofatumumab, we have issued patents and pending patent applications in numerous jurisdictions, including in the United States, Europe and Japan. Our issued U.S., European and Japanese patents covering the composition of matter for ofatumumab do not begin to expire until October 2023, with the U.S. composition of matter patent extended to May 2031. Novartis has issued patents and pending patent applications in numerous jurisdictions that may offer additional protection. With respect to tisotumab vedotin, we have issued patents and pending patent applications in numerous jurisdictions, including the United States, Europe and Japan. Our issued U.S., European and Japanese patents covering the composition of matter for tisotumab vedotin do not begin to expire until December 2029. In addition to our key composition of matter patents for tisotumab vedotin, we have issued patents and pending patent applications in numerous jurisdictions relating to specific formulations, indications and combination therapies that may offer additional protection.

The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage as determined by the patent office or courts in the country, and the availability of legal remedies in the country. This list above does not identify all patents that may be related to daratumumab, ofatumumab and our product candidates. For example, in addition to the listed patents, we have patents on platform technologies (that relate to certain general classes of products or methods), as well as patents that relate to methods of using, formulating or administering a product or product candidate, which may confer additional patent protection. We also have pending patent applications that may give rise to new patents related to one or more of these product candidates, technologies, formulations and uses.

The information in the above list is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information. Significant legal issues remain unresolved as to the extent and scope of available patent protection for biotechnology products and processes in the United States and other important markets outside the United States. We expect that litigation will likely be necessary to determine the term, validity, enforceability, and/or scope of certain of our patents and other proprietary rights. An adverse decision or ruling with respect to one or more of our patents could result in the loss of patent protection for a product and, in turn, the introduction of competitor products or follow-on biologics to the market earlier than anticipated.

Patents expire, on a country-by-country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, patent term extension and supplemental protection certificates and requirements for terminal disclaimers. Although we believe our owned and licensed patents and patent applications provide us with a competitive advantage, the patent positions of biotechnology and pharmaceutical companies can be uncertain and involve complex legal and factual questions. We and our partners may not be able to develop patentable products or processes or obtain patents from pending patent applications. In the event of patent issuance, the patents may not be sufficient to protect the proprietary technology owned by or licensed to us or our partners. Our or our partners’ current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented. In addition, changes to patent laws in the United States or in other countries may limit our ability to defend or enforce our patents, or may apply retroactively to affect the term and/or scope of our patents. Our patents have been and may in the future be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed or unenforceable under U.S. or foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the United States and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us or our partners. Our partners’ patents may also be circumvented, which may allow third parties to use similar technologies without a license from us or our partners.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. Organizations such as pharmaceutical and biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us or to our partners. In addition, we are monitoring the progress of several pending patent applications of other organizations that, if granted in their broadest scope, may require us to license or challenge their validity or enforceability in order to continue commercializing our products and product candidates directly or through our partners. Our and our partners’ challenges to patents of other organizations may not be successful, which may affect our and our partners’ ability to commercialize daratumumab, ofatumumab or teprotumumab or our ability to commercialize our product candidates. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our or our partners’ ability to make, use or sell daratumumab, ofatumumab, teprotumumab or any other products or product candidates.

Trademarks

As of April 17, 2019, we and/or our subsidiaries own approximately 285 international trademark registrations and applications, and 12 U.S. trademark registrations, including: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® is a trademark of Novartis Pharma AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Johnson & Johnson. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. Other than the registered trademarks listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition. We are seeking to register and will continue to seek to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. If we do not secure trademark registration successfully for our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our rights in our trademarks, trade names and service marks against third parties.

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

Government Regulation

The FDA, the EMA and other regulatory authorities at U.S. federal, state, and local levels, as well as in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with our partners and third-party contractors, are required to navigate the various pre-clinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and financial resources. The following sections outline the approval process and other rules and regulations applicable to biologics in the United States and the European Union. While the regulatory process in many countries is similar to the United States or the European Union, each jurisdiction has its own regulations, and approval in one jurisdiction does not guarantee approval in any other jurisdiction.

Review and Approval of Biologic Products in the United States

Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act and the Public Health Service Act and other federal, state, local and foreign statutes and regulations. Our product candidates must be approved by the FDA before they may be legally marketed in the United States.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (cGLPs) regulation;
●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	approval by an independent Institutional Review Board (“IRB”), or ethics committee at each clinical site before the trial is begun;
●	performance of adequate and well-controlled human clinical trials to establish the safety and potency of the proposed biologic product candidate for its intended purpose;
●	preparation of and submission to the FDA of a BLA, after completion of all pivotal clinical trials;
●	a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigations to assess compliance with current cGCPs; and
●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States, which must be updated annually when significant changes are made.

Prior to beginning the first clinical trial with a product candidate in the United States, we or our partner must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

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

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase I—The investigational product is initially introduced into human patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
●	Phase II—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials and we often we conduct Phase I/II studies. Some of the Phase II studies can potentially provide an adequate basis for regulatory approval.
●	Phase III—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase IV studies may be made a condition to approval of the BLA.

Phase I, Phase II and Phase III testing may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, non-clinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent pre-clinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. The submission of a BLA requires payment of a substantial user fee to the FDA, and the sponsor of an approved BLA is also subject to annual program fees. These fees are typically increased annually. A waiver of user fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan within sixty days after an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Once a BLA has been submitted, the FDA’s goal is to review the application within 10 months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process may be extended by the FDA’s requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and we may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us or our partners from marketing our products. After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA may issue an approval, which authorizes commercial marketing of the product with specific prescribing information for specific indications or either a Refuse to File notice or a Complete Response Letter. A Refuse to File notice indicates the areas in which the BLA is incomplete or if there are issues with the content or format of the application. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may request additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase IV post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Expedited Development and Review Programs

A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast track designation, or FTD, if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address an unmet medical need for the condition. For a fast track product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted if relevant criteria are met. An FTD product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical objective that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, a sponsor may seek FDA breakthrough therapy designation, or BTD, of its product candidate if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant objectives, such as substantial treatment effects observed early in clinical development. Sponsors may request the FDA to designate a breakthrough therapy at the time of or any time after the submission of an IND, but ideally before an end-of-Phase II meeting with the FDA. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the non-clinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. BTD also allows the sponsor to submit sections of the BLA for review on a rolling basis.

The FDA is also exploring other options to expedite processing of certain applications. For example, in 2018 the FDA started using real-time review of drug applications to evaluate clinical data as soon as the trial results become available. This means that the FDA can approve a new indication soon after an applicant files a marketing application. Currently, this approach is only being implemented by the FDA’s Oncology Center of Excellence through two pilot programs, including the FDA’s RTOR Pilot Program, which is currently available for certain supplemental applications for already-approved cancer drugs.

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

Review and Approval of Combination Products

Although most of our product candidates are regulated as biologics, certain of our product candidates are subject to regulation in the United States as combination products. If marketed individually, each component would be subject to different regulatory pathways and would require FDA approval of independent marketing applications by the FDA. A combination product, however, is assigned to a Center within the FDA that will have primary jurisdiction over its regulation based on a determination of the combination product’s primary mode of action, which is the single mode of action that provides the most important therapeutic action. Our ADC candidates are both drug and biologic molecules. Such ADCs are regulated as therapeutic biologics and the FDA’s Center for Drug Evaluation and Research (“CDER”), will have primary jurisdiction over pre-market development. The CDER currently has regulatory responsibility, including pre-market review and continuing oversight, over certain therapeutic biologic products. We expect to seek approval of these combination products through single BLA reviewed by CDER, and we do not expect that the FDA will require a separate marketing authorization for each of the drug and biologic constituents of such products.

Post-Approval Requirements

Any products manufactured or distributed by us or our partners pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we or our partners may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. If our present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us or our partners to recall a product from distribution, or withdraw approval of the BLA.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products and product candidates. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of any off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict marketing authorization holders’ communications on the subject of off-label use of their products.

Biosimilars and Exclusivity

The Affordable Care Act, signed into law in 2010, includes the BPCIA subtitle, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

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

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact of the BPCIA is subject to significant uncertainty.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Regulation of Diagnostic Tests

Certain of our product candidates may require use of a diagnostic to identify appropriate patient populations that may benefit from our products. These companion diagnostics are medical devices, often in vitro devices, which provide information that is essential for the safe and effective use of a corresponding drug. In the United States, unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and approval of a premarket approval application (“PMA”) approval. We expect that any companion diagnostic developed for our drug candidates will utilize the PMA pathway.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data is submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel drugs such as ours, a companion diagnostic device and its corresponding drug should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption (“IDE”), regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations.

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

On April 5, 2017, the European Parliament passed the In Vitro Device Regulation (“IVDR”), which repeals and replaces Directive No 98/79/EC. Unlike directives, which must be implemented into the national laws of the EU member states, a regulation is directly applicable, i.e., without the need for adoption of EU member state laws implementing them, in all EEA member states. The IVDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for in vitro diagnostic medical devices and ensure a high level of safety and health while supporting innovation. The IVDR will not become fully applicable until five years following its entry into force.

Other Healthcare Laws and Compliance Requirements

Healthcare providers and third-party payers play a primary role in the recommendation and prescription of drug products that are granted regulatory approval. Arrangements with providers, consultants, third-party payers and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease or order of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or a specific intent to violate it to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;
●	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
●	HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willingly executing, or attempting to execute, a scheme or making false statements in connection with the delivery of or payment for health care benefits, items, or services;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on covered entities and their business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or collectively the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services within the U.S. Department of Health and Human Services, information related to payments and other transfers of value to physicians, certain other healthcare providers, and teaching hospitals and information regarding ownership and investment interests held by physicians and their immediate family members; and
●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payers, including private insurers.

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

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

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

In March 2010, the U.S. Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among the provisions of the ACA of importance to our potential product candidates are:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability; and

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

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

Since its enactment, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the ACA. Some of the provisions of the ACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the ACA. Since January 2017, former President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Moreover, the Tax Reform Bill was enacted on December 22, 2017, and includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Congress may consider other legislation to repeal or replace additional elements of the ACA. We continue to evaluate the effect that the ACA, the repeal of the individual mandate, and any additional repeal and replacement efforts may have on our business but expect that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future could have a material adverse effect on our industry generally and on our ability to maintain or increase sales of our existing products that we successfully commercialize or to successfully commercialize our product candidates, if approved. In addition to the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payers to keep healthcare costs down while expanding individual healthcare benefits.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the availability of third-party coverage and reimbursement. Third-party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. Although we currently believe that third-party payers will provide coverage and reimbursement for our products and product candidates, if approved, these third-party payers are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective. It is time-consuming and expensive for us to seek coverage and reimbursement from third-party payers. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The process for determining whether a payer will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payer will pay for the product. A payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payers for coverage or reimbursement. Third-party payers often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payer to payer. One third-party payer’s decision to cover a particular medical product or service does not ensure that other payers will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payer separately and will likely be a time-consuming process. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payers may not consider our products or product candidates to be medically necessary or cost-effective compared to other available therapies.

Additionally, the containment of healthcare costs (including drug prices) has become a priority of federal and state governments. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution by generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. If these third-party payers do not consider our products to be cost-effective compared to other therapies, they may not cover our products or product candidates once approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis. Decreases in third-party reimbursement for our products once approved or a decision by a third-party payer not to cover our products could reduce or eliminate utilization of our products and have an adverse effect on our sales, results of operations, and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in additional pricing pressures or reduced demand for our products or product candidates once approved.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pre-clinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice and the related national implementing provisions of the individual EU member states (“EU Member States”), govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the Clinical Trials Regulation, (EU) No 536/2014 (“Clinical Trials Regulation”) was adopted. Timing of its application will depend on confirmation of full functionality of the Clinical Trials Information System via independent audit. The Clinical Trials Regulation will become applicable six months after the European Commission publishes notice of this confirmation. The Clinical Trials Regulation will be directly applicable in all of the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the Clinical Trials Regulation becomes applicable. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable, the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (EU Member States concerned). Part II is assessed separately by each EU Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

To obtain a marketing authorization for a product under European Union regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU Member States and three of the four European Free Trade Association States, Iceland, Liechtenstein and Norway. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use (the “Standing Committee”). The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard”. The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

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

In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance with the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, pre-clinical tests and clinical trials.

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the European Union market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10 year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of the 10 years of market exclusivity.

In case an authorization for a medicinal product in the European Union is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

●	Compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.
●	The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable European Union laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with European Union cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union.
●	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union notably under Directive 2001/83EC, as amended, and EU Member State laws.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Treaty of Lisbon Amending the Treaty on European Union and the Treaty Establishing the European Community and the withdrawal of the United Kingdom from the European Union took place on January 1, 2021. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

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

D.   PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located in Copenhagen, Denmark, where we currently lease approximately 56,500 square feet, pursuant to a lease agreement dated as of February 15, 2017, by and between us and Castellum 2 i København ApS (“Castellum”), as amended. On December 14, 2018, we entered into an agreement with Castellum for additional lease space in Copenhagen, Denmark, to lease approximately 14,929 square feet. The leases are perpetual, but can be terminated with six months’ prior notice, which can be made effective no earlier than December 1, 2022 in the case of termination by us, and no earlier than December 1, 2027 in the case of termination by Castellum. During 2020,

Genmab A/S entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038.

Our indirectly wholly-owned subsidiary, Genmab B.V., leases approximately 90,094 square feet of office, laboratory and pre-clinical development space in Utrecht, the Netherlands pursuant to a lease agreement dated June 17, 2015. The start date of the lease term is May 22, 2017 and the lease term is 15 years with a cost-free break option at 10 years. Additionally, Genmab B.V. leases approximately 31,591 square feet of office, laboratory and pre-clinical development space in Utrecht, the Netherlands with a termination date of June 30, 2022. During 2019, Genmab B.V. entered into a lease agreement with respect to additional office and laboratory space with a commencement date in February 2022 and is non-cancellable until January 2032.

Our wholly-owned subsidiary, Genmab US, Inc., leases approximately 90,070 square feet of office and laboratory space in Plainsboro, New Jersey with a termination date of August 31, 2031, and leases approximately 24,771 square feet of office space in Princeton, New Jersey with a termination date of December 31, 2022. The Princeton, New Jersey space was subleased in 2020 with a termination date of December 31, 2022. Additionally, Genmab US, Inc. amended a lease agreement for additional office and laboratory space in Plainsboro, New Jersey with a commencement date in April 2021 and is non-cancellable until August 2031.

See Note 3.3 “Leases” in our Audited Financial Statements for additional details regarding the leases.

ITEM 4A   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are an international biotechnology company specializing in antibody therapeutics for the treatment of cancer and other diseases. Our core purpose is to improve the lives of patients by creating and developing innovative antibody products. Our vision is to transform cancer treatment by launching our own proprietary product by 2025 and advancing our pipeline of differentiated and well-tolerated antibodies. We are building and expanding our late-stage development and commercial capabilities to allow us to bring our proprietary products to market in the future. We are continuing to build a well-diversified portfolio of products, product candidates and technologies. Our portfolio includes three approved partnered products, daratumumab, marketed by Janssen as DARZALEX for the treatment of certain MM indications and, in the U.S., AL amyloidosis, ofatumumab, marketed in the U.S. as Kesimpta by Novartis for the treatment of RMS and teprotumumab, marketed in the U.S. as TEPEZZA, by Horizon for the treatment of TED, in addition to a broad pipeline of differentiated product candidates. Our pipeline includes eight proprietary product candidates in clinical development and approximately 20 proprietary and partnered pre-clinical programs. In addition to our proprietary clinical product candidates and our partners’ ongoing label expansion studies for daratumumab, ofatumumab, and teprotumumab, our partners have twelve additional product candidates in clinical development through collaboration agreements with us. Our portfolio also includes four proprietary antibody technologies that play a key role in building our product pipeline, enhancing our partnerships and generating revenue. We selectively enter into collaborations with other biotechnology and pharmaceutical companies that build our network in the biotechnology space and give us access to complementary technologies or products that move us closer to achieving our vision and fulfilling our core purpose.

In addition to our partnered approved products, we are currently building and expanding our commercial capabilities to allow us to market our own products in the future for the indications and in the geographies we determine would be most effective to create value for our shareholders. Our goal is to become a commercial-stage company. Our initial focus will be on achieving commercial launch readiness to support the potential launch of tisotumab vedotin for the treatment of cervical cancer, subject to obtaining regulatory approval and, where applicable, reimbursement approval. We are developing tisotumab vedotin in collaboration with Seagen. Under our agreement, Seagen and Genmab will each be responsible for leading tisotumab vedotin commercialization activities in certain territories. Under the joint commercial agreement signed in October 2020, Genmab will co-promote tisotumab vedotin in the United States, and we will lead commercial operational activities and record sales in Japan, while Seagen will lead operational commercial activities in the United States, Europe and China with a 50:50 cost and profit split in those markets. In all other markets, if any, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin.

On June 10, 2020, Genmab entered into a broad collaboration agreement to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global net sales. For DuoHexaBody-CD37, DuoBodyCD3x5T4 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. For the discovery research collaboration, Genmab will conduct Phase I studies for these programs and AbbVie retains the right to opt-in to program development.

In 2020, we generated revenue of DKK 10,111 million and recorded operating result of DKK 6,313 million and net result of DKK 4,758 million, as compared to revenue of DKK 5,366 million, operating result of DKK 2,638 million and net result of DKK 2,166 million in 2019. Our results of operations have been, and we expect them to continue to be, affected by our collaboration with Janssen for the development and commercialization of daratumumab. Since inception, we have funded our operating requirements primarily through proceeds from equity financings and milestone payments and royalties from our partners. We expect to continue to fund a significant portion of our development costs for our proprietary product candidates as well as our planned commercialization activities with funds received from royalties and milestone payments from our partners.

For a description of certain of our product and technology collaborations including relevant royalty tiers, milestones and expense sharing provisions, please refer to “Item 4.B—Business Overview—Product and Technology Collaborations” in this Annual Report.

Key Components of Our Results and Related Trends

Revenues

Our revenues are currently comprised of royalties, milestone payments, license fees and reimbursement revenue. Royalty income from licenses is based on third-party sales of licensed products. Milestone payments are typically related to reaching particular stages in product development, regulatory approval or net sales. License fees are non-refundable, upfront fees for our intellectual property received from our partners. Reimbursement revenue is mainly comprised of the reimbursement of certain research and development costs related to the development work under our collaboration agreements.

In 2020, DKK 4,693 million, or 46% of our total revenues, related to our various collaborations with Janssen, as compared to DKK 4,983 million, or 93% of our total revenues, in 2019. This decrease was mainly driven by the upfront payment of $672 million (DKK 4,398 million) related to the AbbVie collaboration that was allocated to license grants and recognized as revenue in June 2020. Excluding the one-time payment from AbbVie, royalties and milestone payments from our various collaborations with Janssen accounted for 82% of our revenue in 2020. In 2020, DKK 4,513 million, or 96% of our revenues received under our various collaborations with Janssen were related to royalties and milestone revenue with respect to DARZALEX, as compared to DKK 4,910 million, or 99% of revenues, in 2019.

Of revenue for 2020, royalties, milestone revenue, license revenue and reimbursement revenue represented 47%, 4%, 45%, and 4%, respectively. The corresponding percentages were 59%, 35%, nil and 6% in 2019. At this time, all of our revenue is recognized from our partners under our collaboration agreements. We do not earn any revenue from direct sales of our own products, and we will not earn such revenue unless and until we obtain regulatory approvals for any candidates in our proprietary pipeline and successfully commercialize such candidates. Our reported revenue is affected by the translation of royalties and other income denominated in foreign currencies—primarily U.S. dollars—into Danish kroner as our reporting currency.

In addition to existing approvals of DARZALEX for the treatment of certain MM indications in the United States, the European Union, Japan and certain other countries, applications for the SubQ formulation of daratumumab based on the APOLLO and ANDROMEDA studies are currently pending with United States and European regulators or with European and Japanese regulators, respectively. Our ability to generate revenue will significantly depend on the success of Janssen’s continued ability to effectively maintain and grow sales of DARZALEX for its approved indications, expand its indications, and successfully compete with existing and additional investigational agents and technologies that are currently being marketed or studied for the same indications as DARZALEX.

Our historical revenue also reflects milestone payments and royalties related to our collaboration with Novartis for ofatumumab, marketed as Arzerra for the treatment of certain indications of CLL, and milestone and other payments relating to our other collaborations. In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. Subsequently, in August 2020, Genmab announced that Novartis intends to transition availability of Arzerra to an oncology patient access program for CLL patients in the U.S. Arzerra is commercially available in Japan. In August 2020, ofatumumab was approved in the US as Kesimpta for relapsing forms of MS. An MAA in this indication was filed with the EMA in January 2020 and Novartis anticipates approval in Europe in 2021.

We anticipate that our partners under our collaboration agreements will report results or preliminary data for a number of clinical studies in 2021. However, there can be no assurance that any of the studies conducted by Janssen or Novartis or by us or our other partners will be completed on the expected timeline or at all, or that the final results will be positive. Our ability to generate revenue from our partnered product candidates depends on our and our partners’ ability to successfully complete clinical trials for our product candidates and receive regulatory approvals, which could impact the commercial potential of such products and our potential to receive milestone payments and royalties for these products in the future.

Operating Expenses

Our operating expenses currently consist of research and development expenses and general and administrative expenses. Research and development expenses represent the majority of our operating expenses.

Our research and development expenses include internal costs relating to our research and development departments, as well as external costs relating to studies performed by external suppliers and partners. Internal research and development costs consist primarily of salaries and benefits for our research and development staff and related expenses, including expenses related to cash bonuses, warrant and restricted stock unit (“RSU”) programs as applicable to such personnel, costs of related facilities, equipment and other overhead expenses that have been determined to be directly attributable to research and development, costs associated with obtaining and maintaining patents for intellectual property, amortization of licenses and rights, amortization and impairment of intangible assets and property, and depreciation of capital assets used to develop our product candidates.

Major components of the external costs are fees and other costs paid to CROs in conjunction with pre-clinical studies and the performance of clinical trials, milestone payments for in-licensed technology, as well as fees paid to CMOs in conjunction with the production of clinical compounds, drug substances and drugs. This includes (i) antibody clinical material for use in clinical trials and (ii) preparation for production of process validation batches for potential future regulatory submissions and related activities. These costs are expensed as incurred, because they do not qualify to be capitalized as inventory under IFRS since the technical feasibility of the materials is not proven and no alternative use for them exists in the absence of marketing approval. Research and development expenses include amortization of intangible assets only in connection with licenses and rights we have acquired and capitalized. We do not capitalize intellectual property generated through our internal development activities. We expect to incur higher research and development costs in future periods, including increasing costs for clinical trials and manufacturing as our proprietary product candidates advance in clinical development and we increase the number of product candidates under active clinical development. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including timing due to regulatory approvals and enrollment of patients in clinical trials. See ‘‘—Liquidity and Capital Resources’’ below.

Our general and administrative expenses consist primarily of wages and salaries for personnel other than research and development staff, including expenses related to cash bonuses and warrant and RSU programs as applicable to such personnel. Also included are expenses related to pre-launch commercialization activities, depreciation, amortization and impairment of intangible assets and property, plant and equipment, to the extent such expenses are related to the administrative functions.

Overhead expenses are allocated to research and development expenses or general and administrative expenses based on the number of employees and their relevant functions. The Dutch Research and Development Act (“WBSO”), provides compensation for a part of research and development wages and other costs at our Utrecht facility through a reduction in payroll taxes in the Netherlands. WBSO grant amounts are offset against wages and salaries included in research and development costs.

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

Results of Operations

Financial Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The information on pages 63-68 in our Annual Report 2020 under the heading “Financial Review” is incorporated herein by reference.

Financial Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Discussion of the financial results for the year ended December 31, 2019 as compared to the year ended December 31, 2018 can be found in “Item 5A. Operating Results—Results of Operations—Financial Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” in the Company’s annual report on Form 20-F filed with the SEC on March 30, 2020.

Significant Accounting Policies

The information in Note 1.1 to our Audited Financial Statements included in our Annual Report 2020 is incorporated herein by reference.

Implementation of New and Revised Standards and Interpretations

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2020 is incorporated herein by reference.

Standards and Interpretations Not Yet in Effect

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2020 is incorporated herein by reference.

B.    Liquidity and Capital Resources

The information on pages 67-68 in our Annual Report 2020 under the heading “Cash Position and Cash Flow” is incorporated herein by reference.

The description of our lease obligations in Note 3.3 to our Audited Financial Statements included in our Annual Report 2020 is incorporated herein by reference.

The description of our short term contractual obligations related to a number of agreements primarily related to research and development activities in Note 5.4 to our Audited Financial Statements included in our Annual Report 2020 is incorporated herein by reference.

The description of our contingent commitments under our license and collaboration agreements that may become due for future payments in Note 5.4 to our Audited Financial Statements included in our Annual Report 2020 is incorporated herein by reference. The contingent commitments entail uncertainties in relation to the period in which payments are due because these obligations are dependent on milestone achievements, most of which are not expected to be incurred within the next five years.

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

E.  Critical Accounting Estimates

Not applicable.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth the name, age and position of each of our board of directors (“Board”) members as of the date of this Annual Report. Our Board consists of six members elected by our shareholders at the general meeting (“Shareholder Elected Members” and each, a “Shareholder Elected Member”), and three members elected by our employees (“Employee Elected Members” and each, an “Employee Elected Member”). Shareholder Elected Members are elected by our shareholders every year and Employee Elected Members are elected by our employees every third year. The terms of office of the Shareholder Elected Members expire in 2021 and the terms of office of the Employee Elected Members expire in 2022. All members of the Board, however elected, are eligible for re-election.

The business address of our directors is our registered office address at c/o Genmab A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark.

Name of Board Member	Age	Position(s)
Deirdre P. Connelly	60	Chair (independent, Shareholder Elected)
Pernille Erenbjerg	53	Deputy Chair (independent, Shareholder Elected)
Anders Gersel Pedersen	69	Board member (non-independent, Shareholder Elected)
Paolo Paoletti	70	Board member (independent, Shareholder Elected)
Rolf Hoffmann	61	Board member (independent, Shareholder Elected)
Jonathan Peacock	63	Board member (independent, Shareholder Elected)
Peter Storm Kristensen	46	Board member (non-independent, Employee Elected)
Mijke Zachariasse	47	Board member (non-independent, Employee Elected)
Rima Bawarshi Nassar	67	Board member (non-independent, Employee Elected)

The following is a brief summary of the business experience of our Board members:

Deirdre P. Connelly was elected to the Board in 2017 and currently acts as Chair of the Board and as the Chair of the Compensation Committee. She is a member of the Audit and Finance Committee and the Nominating and Corporate Governance Committee. Ms. Connelly was formerly the President of North America Pharmaceuticals for GlaxoSmithKline plc from 2009 to 2015 and currently serves on the board of directors of Macy’s, Inc. and of the Lincoln National Corporation. Prior to her time at GlaxoSmithKline plc, she spent 26 years with Eli Lilly and Company from 1984 to 2009, which included tenures as President of U.S. Eli Lilly and Company and Vice President of Human Resources and President of Global Women’s Health. She holds a bachelor’s degree in Economics and Marketing from Lycoming University and is a graduate of Harvard University’s Advanced Management Program.

Pernille Erenbjerg was elected to the Board in 2015 and currently acts as Deputy Chair of the Board and as the Chair of the Audit and Finance Committee and as a member of the Nominating and Corporate Governance Committee. Ms. Erenbjerg qualified as a Certified Public Accountant, (“CPA”) in 1994, but is no longer practicing as such. Ms. Erenbjerg qualifies as an audit committee financial expert. Ms. Erenbjerg previously served as the Group CEO and President of TDC A/S, and prior to that she served as the Group CFO of the same Company. She is a non-executive board member, Audit Committee member and member of the Operations and Sustainability Committee of Nordea AB. She is a non-executive board member, Deputy Chair, Chair of the Remuneration Committee and member of the Audit Committee of Millicom SA. She is a non-executive board member and member of the Audit Committee of Nordic Entertainment Group AB. She was formerly a non-executive member of the board, Deputy Chair of the Board and chair of the audit committee of DFDS A/S from 2014 to 2018 and a non-executive board member of the Royal Danish Theatre from 2011 to 2015. She is formerly a partner at Deloitte Touche Tohmatsu Limited and spent 14 years as a CPA at Arthur Anderson LLP from 1987 to 2002. Ms. Erenbjerg holds a B.S. and a M.Sc. in Economics from Copenhagen Business School.

Anders Gersel Pedersen was elected to the Board in 2003 and currently serves as the Chair of the Nominating and Corporate Governance Committee and is a member of the Scientific Committee and the Compensation Committee. Dr. Pedersen currently serves as the Chairman of the board of Aelis Farma, Deputy Chairman of the board of Bavarian Nordic A/S and as a member of the board of Hansa Medical AB and of Bond 2 development 2GP limited, and was formerly the Executive Vice President of Research & Development at H. Lundbeck A/S. Dr. Pedersen holds a medical degree and a doctoral degree in neuro-oncology from University of Copenhagen and a B.S. in Business Administration from Copenhagen Business School. He is a member of the European Society of Medical Oncology, the American Society of Clinical Oncology, the Danish Society of Medical Oncology, the Danish Society of Internal Medicine and the International Association for the Study of Lung Cancer.

Paolo Paoletti was elected to the Board in 2015 and currently serves as the Chair of the Scientific Committee and is a member of the Compensation Committee. Dr. Paoletti served as President of Oncology at GlaxoSmithKline plc and in various roles at Eli Lilly and Company, including Vice President of Oncology Research. Dr. Paoletti is the CEO of GammaDelta Therapeutics Limited and is a member of the board of PsiOxus Therapeutics Limited and a member of the board of FORMA Therapeutics, Inc. He was formerly the CEO of Kesios Therapeutics Ltd. from 2015 to 2017 and previously served as a member of the board of NuCana BioMed Ltd. Dr. Paoletti holds a medical degree from the University of Pisa.

Rolf Hoffmann was elected to the Board in 2017 and is a member of the Audit and Finance Committee and the Scientific Committee. Mr. Hoffmann has over 20 years of experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Company from 1987 to 2004 and Amgen Inc. from 2004 to 2016. Mr. Hoffmann is currently an adjunct professor of Strategy and Entrepreneurship at the University of North Carolina Business School and serves as Chairman of the board of directors at Biotest AG and as a board member at EUSA Pharma, Inc., Paratek Pharmaceuticals, Inc. and Shield Therapeutics plc. He holds an M.A. in English from the University of Cologne, an MA in Kinesiology from Deutsche Sporthochschule Köln in Cologne, Germany and an M.B.A. from the University of North Carolina at Chapel Hill.

Jonathan Peacock was elected to the Board in 2020 and is a member of the Audit and Finance Committee and the Compensation Committee. Mr. Peacock has extensive experience in corporate finance, strategy and international expansion in the pharmaceutical industry. He was involved in several large and small acquisitions and partnerships of commercial, pipeline and research assets covering diverse global markets as CFO at Novartis Pharma and CFO at Amgen. He serves as Chairman of the board of directors at Bellerophon Therapeutics Inc. and as a board member at Avantor Inc., W20 Group and a Trustee of the Natural History Museum of Los Angeles. Mr. Peacock holds a degree in Economics, is a chartered accountant and has a background as a partner at McKinsey and Price Waterhouse.

Peter Storm Kristensen was elected to the Board in 2016. Mr. Kristensen currently serves as our Director, Legal Lead Corporate. Prior to joining Genmab, he was a lawyer at Copenhagen University Hospital and Patienterstatningen from 2005 to 2007. He holds a law degree from the University of Copenhagen.

Mijke Zachariasse was elected to the Board in 2019. Dr. Zachariasse joined us in 2017 and currently serves as our Director of Protein Production and Chemistry. Prior to joining us, from 2010 to 2017, she was a Research Policy Advisor/Head of the Research Support Office at Utrecht University. From 2008 to 2010, Dr. Zachariasse was Managing Director of the Leiden Institute of Physics. Dr. Zachariasse served as a Programme Officer at the Foundation for Fundamental Research on Matter from 2002 to 2008. She received her Doctorate in Physics from the Technical University of Eindhoven in 2002.

Rima Bawarshi Nassar was elected to the Board in 2020. Dr. Nassar joined Genmab in 2018 and currently serves as our Vice President, Head of Regulatory Affairs. Prior to joining us, from 2012 to 2017, she was the Associate Vice President, Global Regulatory Affairs at Sanofi. Dr. Nassar received her Ph.D. in Pharmaceutical Sciences from the University of Kentucky.

Senior Management

The following table sets forth information with respect to each of the members of our senior management, including their respective ages and their positions as of the date of this Annual Report. The business address of these members of our senior management is our registered office address at c/o Genmab A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark. We note that only Jan G. J. van de Winkel, Anthony Pagano, Judith Klimovsky, Anthony Mancini and

Tahamtan Ahmadi are registered with the Danish Business Authority as members of executive management, or registered managers, within the meaning of the Danish Companies Act (“DCA”).

Name of Member of Senior Management	Age	Position(s)
Jan G. J. van de Winkel	60	President and Chief Executive Officer
Anthony Pagano	43	Executive Vice President and Chief Financial Officer
Judith Klimovsky	64	Executive Vice President and Chief Development Officer
Anthony Mancini	50	Executive Vice President and Chief Operating Officer
Tahamtan Ahmadi	48	Executive Vice President and Chief Medical Officer, Head of Experimental Medicines
Birgitte Stephensen	60	Senior Vice President, Head of Global IPR & Legal
Christopher Cozic	43	Senior Vice President, Global Human Resources
Martine J. van Vugt	51	Senior Vice President, Corporate Strategy and Planning

The following is a brief summary of the business experience of our senior management.

Jan G. J. van de Winkel is our co-founder and served as President, Research & Development and Chief Scientific Officer of the Company until his appointment as President & Chief Executive Officer in 2010. Dr. van de Winkel served as Vice President and Scientific Director of Medarex Europe prior to founding Genmab. Dr. van de Winkel holds a professorship of immunotherapy at Utrecht University. He is Chairman of the board of directors of Hookipa Pharma Inc. and a member of the board of directors of LEO Pharma A/S and Omega Alpha SPAC. He holds an M.Sc. and a Ph.D. from the University of Nijmegen in the Netherlands.

Anthony Pagano joined Genmab in 2007. His positions increased in seniority during his tenure with us and he currently serves as our Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Pagano was Corporate Controller and Senior Director of Business Planning at NovaDel Pharma, Inc. from 2005 to 2007, a publicly-traded specialty pharmaceutical company. He previously worked as a Manager at KPMG LLP from 1999 to 2005. He is a Certified Public Accountant and received a B.S. in Accounting from The College of New Jersey, as well as an M.B.A. from the Stern School of Business at New York University.

Judith Klimovsky joined us in 2017 and currently serves as the Executive Vice President and Chief Development Officer. She worked previously as a drug developer and has more than 20 years of experience in research and development leadership roles at Bristol-Myers Squibb Company and Novartis Pharma AG. Dr. Klimovsky is also a medical doctor who has worked as a clinician in hospital environments. Prior to joining us, she held various positions at Novartis Pharma AG from 2009 to 2017, including Senior Vice President, Head of Clinical Development. Dr. Klimovsky is a member of the board of directors of Bellicum Pharmaceuticals. She holds a medical degree from the Universidad de Buenos Aires in Argentina.

Anthony Mancini joined Genmab in March 2020 as Executive Vice President and Chief Operating Officer. Prior to joining Genmab, Mr. Mancini served in a variety of strategic and operational leadership roles over a nearly 24-year career at BMS. Most recently, he led BMS’ US Innovative Medicines Unit, a team of over 1100 people focused on Immunology & Cardiovascular diseases. He holds a Bachelor of Science in Biochemistry from the University of Ottawa, Canada, an MBA from Clemson University, South Carolina, USA, and participated in the General Management Program, CEDEP at INSEAD, Fontainebleau, France.

Tahamtan Ahmadi joined us in 2017 and became the Executive Vice President and Chief Medical Officer, Head of Experimental Medicines effective March 1, 2021. Prior to that, Dr. Ahmadi was Head of Experimental Medicine and Early Development Oncology at Janssen and a member of the Senior Leadership Team for Oncology from 2012 to 2017. During his time at Janssen, he led the global development of daratumumab including clinical R&D and medical affairs strategy across indications. Dr. Ahmadi was previously a faculty member of the Department of Hematology and Oncology at the University of Pennsylvania. He holds an M.D. from the University of Cologne and a Ph.D. from the University of Freiburg, both in Germany, and has experience in translational research, strategic product development, global regulatory submissions and clinical development.

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

Christopher Cozic joined Genmab in 2017. Prior to joining Genmab, Mr. Cozic was Vice President of Human Resources at Ipsen from 2014 to 2017. Previously, he spent over eight years at Eisai, where he served as Director, Global Human Resources, after joining the company in 2006. He received his bachelor’s degree in English and Communications from Quinnipiac University and also attained Professional in Human Resources, Senior Professional in Human Resources, and Global Professional in Human Resources certifications.

Martine J. van Vugt started her professional career with us in 2001 and was appointed Senior Vice President in January 2019. Previously, she was responsible for our Portfolio, Project and Alliance Management as well as Strategic Initiatives and continues to oversee these areas. She has been active in business development operations since 2011. From 1998 until joining us in 2001, she studied dendritic cell vaccination therapy as a post-doctoral fellow. Dr. van Vugt holds an M.Sc. from the University of Wageningen and a Ph.D. from Utrecht University.

B.   Compensation

In 2020, the aggregate remuneration paid to the Board was DKK 11.7 million.

No member of the Board is entitled to any kind of remuneration upon retirement from his or her position as a member of the Board. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the Board, and we have no obligation to do so.

In 2020, the aggregate remuneration to our executive management was DKK 80.6 million, all of which was fully accrued at December 31, 2020. This amount includes base salary, defined contribution plans, other benefits, share-based compensation expenses and annual cash bonuses. See Note 5.1 to our Audited Financial Statements included in our Annual Report 2020 for details on compensation of our executive management. In addition, the aggregate remuneration to our senior management was DKK 101.8 million, all of which was fully accrued at December 31, 2020, and includes the remuneration of our executive management and our extended senior leadership team.

Genmab A/S’ shareholders have adopted a remuneration policy for the Board of Directors and Executive Management of Genmab A/S (the “Remuneration Policy”).

Compensation of Members of Our Board of Directors and Certain Members of Senior Management

See Note 4.6 and Note 5.1 to our Audited Financial Statements included in our Annual Report 2020 for warrants and RSUs granted to members of our Board and certain members of our senior management, as well as compensation in connection with their membership to the Board and our registered managers in connection with their employment with us.

Certain Senior Management Agreements

Remuneration given to our President and CEO, Jan G. J. van de Winkel, our Executive Vice President and CFO, Anthony Pagano, our Executive Vice President and CDO, Judith Klimovsky, our Executive Vice President and COO, Anthony Mancini and our Executive Vice President and Chief Medical Officer, Head of Experimental Medicines, Tahamtan Ahmadi, in accordance with their service agreements consists of a base salary, a cash bonus, RSUs and warrants. The cash bonus for Dr. van de Winkel is in accordance with the Remuneration Policy and as determined by the Compensation Committee and approved by the Board in a range of 0 to 100 percent of his annual base salary. The cash bonuses for Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi are conditional upon the recommendation of the CEO, in an amount between 0 and 60 percent of the individual’s annual base salary, in accordance with the

Remuneration Policy and as determined by the Compensation Committee and approved by the Board. RSUs have been granted to Dr. van de Winkel, Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi under our RSU program for the 2020 performance year on February 26, 2021. The above-named individuals qualify for all of our benefit programs, including pension plans.

Dr. van de Winkel, Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi can terminate their employment with us by giving a six-month notice. We can terminate their employment with us by giving them a 12-month notice. In the event that we terminate the service agreements without cause, we will be obliged to pay the then existing salary (including all benefits set forth in their respective service agreements) to Dr. van de Winkel for two years, and to Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi for one year, after the end of the 12-month notice period.

In the event of a termination by us without cause in connection with a change in control (as defined in the individuals’ service agreements), the notice period will be extended up to 24 months in the first year after the change of control. In addition, we will pay an additional two years of then current salary (including all benefits set forth in his service agreement) to Dr. van de Winkel, and an additional year of then current salary (including all benefits set forth in their respective service agreements) to Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi. Dr. van de Winkel will also receive an amount equal to two times the highest total bonus awarded to him, and Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi will each receive an amount equal to the highest total bonus awarded to them, in any year during the term of their respective employment, in each case payable in a lump sum payment on the individual’s last working day.

Other than as set out above, Dr. van de Winkel, Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi are not entitled to any kind of remuneration upon termination of employment. We have not granted any loans, issued any guarantees or undertaken any other obligations to do so on behalf of any member of our senior management.

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

Warrant Program

We have established a warrant program (“Warrant Program”), as an incentive for our employees and members of senior management. Warrants are granted by the Board in accordance with authorizations given to it by our shareholders. Warrant grants are subject to the relevant terms of our articles of association and, if applicable, the Remuneration Policy or any incentive guidelines or remuneration principles adopted by the shareholders at the general meeting preceding the Remuneration Policy. Under the terms of the Warrant Program, (i) warrants are granted at an exercise price equal to the share price on the grant date, (ii) the exercise price cannot be fixed at a lower price than the market price at the grant date and (iii) in connection with exercise, the warrants are to be settled with the delivery of our shares. The Warrant Program contains anti-dilution provisions if changes occur in our share capital prior to the warrants being exercised.

In case of a change of control event as defined in the Warrant Program amended in August 2004, April 2012 and March 2017, the warrant holder will immediately be granted the right to exercise all of his or her warrants regardless of the fact that such warrants would otherwise only become fully vested at a later point in time. Warrant holders who are no longer employed by or affiliated with us will, however, only be entitled to exercise such percentages of warrants as would otherwise have vested under the terms of the Warrant Program.

Warrants granted under the terms of the Warrant Program amended in August 2004, April 2012 and March 2017 are generally subject to provisions reflecting the principles of the former section 4 and 5 of the Danish Stock Option Act (Aktieoptionsloven), which allows for the forfeiture of unexercised warrants if the grantee separates from the company or one of our subsidiaries under circumstances in which the warrant holder is considered a “bad-leaver,” understood as, for example, being dismissed for cause or resigning without us having materially breached the employment contract.

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

In February 2021, the Warrant Program was amended (the “2021 Warrant Program”). Under the terms of the 2021 Warrant Program, in case (1) of a change of control event as defined in the 2021 Warrant Program, (2) of certain other transactions as described in the 2021 Warrant Program or (3) a warrant holder’s employment terms are materially changed to his or her detriment during the 12-month period following a change in control event, the Board may decide, in its sole discretion, to accelerate the vesting of the warrants held by such warrant holder.

Under the 2021 Warrant Program, if a warrant holder separates from the Company under circumstances in which the warrant holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested warrants will be forfeited. Warrant holders may maintain a pro rata portion of unvested warrants if they separate from the Company under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to the Company’s material breach of the warrant holder’s employment terms. All unvested warrants will be forfeited in the event of termination of employment due to the warrant holder’s death.

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2020 for our outstanding warrants and a summary of the holders of such warrants as of December 31, 2020.

Restricted Stock Unit Program

We have established an RSU program as an incentive for all our employees, members of senior management and members of the Board.

RSUs are granted and performance vesting criteria, if any, decided by the Board in its sole discretion. RSUs granted to members of senior management and members of the Board are subject to the Remuneration Policy or any incentive guidelines or remuneration principles adopted by the shareholders at the general meeting preceding the Remuneration Policy. Under the terms of the RSU program, RSUs are subject to a cliff vesting period and become fully vested on the first banking day of the month following a period of three years from the date of grant.

Under the terms of the RSU program amended in 2016, if an employee, member of senior management, or member of the Board ceases his or her employment or Board membership prior to the vesting date, all RSUs that are granted but not yet vested will lapse automatically. However, if an employee, a member of senior management or a member of the Board ceases employment or Board membership due to retirement or age limitation in our articles of association, death, serious sickness or serious injury then all RSUs that are granted, but not yet vested will remain outstanding and will be settled in accordance with their terms. In addition, for an employee or a member of senior management, RSUs that are granted but not yet vested will remain outstanding and will be settled in accordance with their terms in instances where the employment relationship is terminated by us without cause. Within 30 days of the vesting date, the holder of an RSU receives one share in the Company for each RSU. We may, at our sole discretion in extraordinary circumstances, choose to make a cash settlement instead of delivering shares.

The RSU program contains anti-dilution provisions if changes occur in our share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of a change of control as defined in the RSU program.

We intend to purchase our own shares in order to cover our obligations in relation to the RSUs. Authorization to purchase our own shares up to a nominal value of DKK 500,000 (500,000 shares) was given by the shareholders at the annual general meeting in March 2016. Pursuant to this authorization and to cover our obligations under the RSU program, in 2018, we acquired 125,000 of our treasury shares, representing approximately 0.2% of share capital, for DKK 146.2 million, including directly attributable costs. The March 2016 authorization expired in March 2021. Additionally, in March 2019, our shareholders authorized us to repurchase up to an additional nominal value of DKK 500,000 (500,000 shares). A portion of the shares that may be repurchased under this authorization may be used to cover our obligations in relation to the RSUs. The weighted average fair value of RSUs granted in 2020 was DKK 1,927.83. We commenced repurchases of our shares between February 24, 2021 and March 17, 2021 pursuant to the March 2016 authorization and the repurchases of shares from March 18, 2021 and thereafter pursuant to the March 2019 authorization, and expect such repurchases to be completed by June 30, 2021.

In February 2021, the RSU program was amended (the “2021 RSU Program”). Under the terms of the 2021 RSU Program, in case (1) of a change of control event as defined in the 2021 RSU Program, (2) of certain other transactions as described in the 2021 RSU Program or (3) a participant’s employment terms are materially changed to his or her detriment during the 12-month period following a change in control event, or if the participant, who is a member of the Board, is replaced by a new board member or such participant's seat on the Board is eliminated due to a reduction in the number of board members, the Board may decide, in its sole discretion, to accelerate the vesting of the RSUs held by such participant, or accelerate the vesting of the RSUs and make a cash settlement.

Under the terms of the 2021 RSU Program, in the event an RSU holder separates from the Company under circumstances in which the RSU holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested RSU will be forfeited. RSU holders may maintain a pro rata portion of unvested RSUs if they separate from the Company under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to the Company’s material breach of the RSU holder’s employment terms, or if the participant is a member of the Board, if the membership of the Board ceases for any other reason than as a result of the participants death. All unvested RSUs will be forfeited in the event of termination of employment due to the RSU holder’s death.

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2020 for our outstanding RSUs and a summary of the holders of such RSUs as of December 31, 2020.

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

The Board performs its duties in accordance with the rules of procedure of the Board. The rules of procedure are reviewed and updated by all members of the Board on a regular basis. The Board meets for at least eight scheduled face-to-face, telephonic, videoconference or Teams meetings during the year. During 2020, the Board held eleven meetings in addition to the informal ongoing communication between Board members and our CEO. Our Board may consist of between three and nine Shareholder Elected Members, elected for terms of one year, with possibility of re-election. In addition, our employees may, pursuant to Danish statutory rules regarding the representation of employees on the board of directors and election regulations adopted by the Board, elect employee representatives to the Board, for terms of three years, with possibility of re-election. The employees of the Company have adopted a voluntary program which allows for election of employee representatives from the Company’s directly and indirectly owned subsidiaries. Currently, the Board has three Employee Elected Members, Peter Storm Kristensen, Mijke Zachariasse and Rima Bawarshi Nassar. In total, our Board currently consists of nine Board members (including six Shareholder Elected Members and three Employee Elected Members). The Board elects a chair and deputy chair from among its members. The majority of our Board members are considered to be independent under the corporate governance standards of the Nasdaq Stock Market and Nasdaq Copenhagen.

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

Audit and Finance Committee

According to the Audit and Finance Committee charter, the Audit and Finance Committee must consist of at least three non-executive Board members, all of whom must be independent. Furthermore, the Chair of the Board shall not be Chair of the Audit and Finance Committee. As of the date of this Annual Report, the Audit and Finance Committee consists of members Jonathan Peacock, Rolf Hoffmann and Deirdre P. Connelly and is chaired by Pernille Erenbjerg.

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

Our Audit and Finance Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our Audit and Finance Committee has the following principal responsibilities:

●	overseeing the accounting and financial reporting principles and process to ensure compliance with legal and regulatory requirements and the quality, transparency and integrity of the published financial information;
●	overseeing the appropriateness and effectiveness of our internal controls over financial reporting and risk management system and evaluating the need for an internal audit;
●	overseeing our audits and the independent auditor process, including recommending the appointment of the independent auditors and overseeing the annual assessment of their performance and qualifications, overseeing non-audit services and, to the extent permitted by applicable law, being directly responsible for the appointment, retention and compensation of the independent auditors in connection with audit, review or attestation services;
●	considering the independence of the independent auditors and any potential conflicts of interest, including by (i) ensuring receipt from the independent auditors of a formal written statement delineating all relationships with the Company, (ii) actively engaging in dialogue with the independent auditors with respect to factors that may impact the independent auditors’ objectivity and independence, and (iii) taking, or recommending that the Board takes, appropriate action to oversee auditor independence;
●	ensuring that significant adjustments, unadjusted differences, disagreements between management and the independent auditors and management responses thereto are discussed with the independent auditors and resolving disagreements between management and the independent auditors;
●	assessing transactions between the Company and the Company’s related parties and, in respect of material related party transactions, submitting a recommendation for approval or non-approval of such transactions to the Board prior to their completion;
●	overseeing compliance with legal and regulatory requirements in relation to financial reporting and auditing regulation;
●	authority to obtain advice and assistance from independent counsel and other advisors;
●	obtaining appropriate funding, as determined by the Audit and Finance Committee, for compensation to the independent auditor and to any advisors that the Audit and Finance Committee chooses to engage;
●	undertaking the whistleblower function, including establishment of procedures for the receipt, retention and treatment of any complaints, including confidential anonymous submissions from our employees regarding accounting, auditing and internal control issues received through a formalized complaint process, as well as review of such complaints; and
●	evaluating its own performance and the achievement of its duties on a regular basis, and annually reviewing and updating the Audit and Finance Committee charter and discussing any required changes thereto with the Board.

The Audit and Finance Committee also performs such other functions and exercises such other powers as may be delegated to it by the Board from time to time.

Compensation Committee

According to its charter, our Compensation Committee must consist of at least two non-executive directors, appointed by the Board. A majority of the members must be independent. As of the date of this Annual Report, the Compensation Committee consists of members Jonathan Peacock, Paolo Paoletti and Anders Gersel Pedersen and is chaired by Deirdre P. Connelly. Jonathan Peacock, Paolo Paoletti and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Stock Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Compensation Committee assists the Board in the areas of compensation of managers and the adoption of policies that concern our compensation programs, including equity-based programs and benefit plans. The Compensation Committee also makes recommendations to the Board regarding specific remuneration packages for each of the members of the Board as well as our registered managers, including pension rights and any compensation payments. The proposed remuneration policy, if adopted by the Board, are subject to the approval of our shareholders at the annual general meeting. The Compensation Committee’s primary responsibilities are as follows:

●	reviewing trends in compensation and the competitiveness of our executive compensation programs to ensure (a) the attraction and retention of registered managers, (b) the motivation of registered managers to achieve our business objectives, and (c) the alignment of the interests of key leadership with the long-term interests of our shareholders;
●	making proposals for the approval of the Board prior to approval by shareholders at the general meeting, on the remuneration policy for members of the Board and the registered managers, including the overall principles of incentive pay schemes, compensation structure and long-term incentive compensation plans and a remuneration policy applicable to the Company in general;
●	reviewing goals and objectives of our CEO and evaluating his performance to make recommendations concerning CEO compensation upon deliberations or voting in the CEO’s absence;
●	overseeing the evaluation of the performance of the Company’s registered managers, and discussing their annual compensation, including salary, bonus, incentive and equity compensation;
●	reviewing plans for registered managers’ development and corporate succession plans for registered management;
●	reviewing termination and compensation packages for new registered managers as requested by management;
●	in its sole discretion, retaining, terminating and receiving advice from outside counsel, compensation consultants or other advisers, upon consideration of (i) whether such counsel, consultant or adviser provides other services to the Company and the amount of fees they receive from the Company as a percentage of their total revenue, (ii) the policies of such counsel, consultant or adviser designed to prevent conflicts of interest, (iii) any business or personal relationship of the consultant, counsel or adviser with a member of the Compensation Committee or a member of senior management of the Company, and (iv) any ownership of shares in the Company by the consultant, legal counsel or adviser;
●	approving the fees of outside counsel, compensation consultants or other advisers, to be appropriately funded by the Company and directly overseeing the work of such counsel, consultants or advisers; and

●	overseeing that the information in the annual report on the compensation of the Board and registered managers is correct, true and sufficient.

The Compensation Committee also performs such other functions and exercises such other powers as may be delegated to it by the Board from time to time.

Nominating and Corporate Governance Committee

According to its charter, our Nominating and Corporate Governance Committee must include at least two non-executive directors, appointed by the Board. A majority of members must be independent. As of the date of this Annual Report, the Nominating and Corporate Governance Committee consists of members Pernille Erenbjerg and Deirdre P. Connelly and is chaired by Anders Gersel Pedersen. Pernille Erenbjerg and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Global Select Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Nominating and Corporate Governance Committee identifies, reviews, evaluates and recommends to the full Board candidates to serve as directors of the Company and makes recommendations to the Board regarding Board and committee members and corporate governance issues. The Nominating and Corporate Governance Committee’s primary responsibilities include the following:

●	proposing to the full Board policies on the size and composition of the Board, including proposals for specific changes to Board size, composition or internal rules of the Board;
●	describing the qualifications required for the Board and the registered managers and for a given position and identifying and recommending qualified candidates to the Board;
●	evaluating at least annually the skills, knowledge and experience of the individual members of the Board and the registered managers and evaluating, reviewing and considering whether to recommend existing directors for re-election;
●	maintaining an orientation and continuing education program for directors;
●	establishing a process for the periodic review and assessment of the performance of the Board and its committees and conducting such review of the structure and performance of each board committee and committee member, recommending any changes considered appropriate, as well as recommending the establishment of new or special committees as desirable or necessary from time to time;
●	periodically assessing the independence of directors and our corporate governance principles and their application, and recommending any changes deemed appropriate to the Board, including in connection with any proposals submitted by shareholders that relate to corporate governance, corporate social responsibility and environment, social and governance matters;
●	overseeing and reviewing the processes and procedures in place to ensure that the Board and its committees timely receive accurate, relevant and appropriately detailed information;
●	reviewing the adequacy of internal rules of the Board, management and any other codes of ethics with the Board and management;
●	overseeing our policies and practices regarding philanthropic and political activities; and
●	periodically reviewing, discussing and assessing the performance of the committee as well as the adequacy of its charter, and recommending any proposed changes to the Board for approval.

Scientific Committee

According to its charter, the Scientific Committee must include at least three non-executive directors, the majority of whom must be independent, with a broad scientific and medical understanding and experience, appointed by the Board. As of the date of this Annual Report, the Scientific Committee consists of members Anders Gersel Pedersen and Rolf Hoffmann and is chaired by Paolo Paoletti. The Scientific Committee provides input and advises the Board in matters relating to our research and development strategy, including reviewing our pre-clinical and clinical product pipeline in view of our overall strategy and vision. The Scientific Committee’s primary responsibilities include the following:

●	reviewing and discussing our pre-clinical and clinical product portfolio, including the commercial attractiveness and the ranking thereof;
●	reviewing and discussing our research and development strategy and reviewing scientific and technological trends that we believe are of significant importance and providing strategic advice and making recommendations with respect to our ongoing research and development programs;
●	reviewing the quality of our research and development capacity and its organization, including the product development process; and
●	reviewing and discussing the Company’s intellectual property strategies.

D.   Employees

As of December 31, 2020, we had 781 employees. Of these employees, 647 were engaged in or support research and development and 134 were in administrative and business related positions. Each of our employees has signed confidentiality and inventions assignment agreements, or have signed employment agreements containing confidentiality and inventions assignment provisions, and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

E.   Share Ownership

For information regarding the share ownership of our directors and members of senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 29, 2021 by:

●	each person, or group of affiliated persons, known by us to beneficially own equal to or more than 5% of our outstanding shares;
●	each of our directors; and
●	each member of our senior management

	Share Beneficial Ownership
		Number of
		Warrants		Fully Diluted
		Exercisable and	Fully Diluted	Percentage of
	Number of Shares	RSUs to be Settled	Number of Shares	Beneficial
Name of Beneficial Owner	Beneficially Owned	Within 60 days	Beneficially Owned	Ownership
5% Shareholders
Artisan Partners Limited Partnership(1)			4,256,006	6.49%
BlackRock, Inc.(2)			4,789,616	7.30%
Board Members and Senior Management
Deirdre P. Connelly	3,859	—	3,859	0.01%
Pernille Lyngvold Erenbjerg	3,959	—	3,959	0.01%
Anders Gersel Pedersen	12,388	—	12,388	0.02%
Paolo Augusto Paoletti	1,418	—	1,418	0.00%
Rolf Hoffmann	2,559	—	2,559	0.00%
Jonathan Peacock	763	—	763	0.00%
Mijke Zachariasse	34	240	274	0.00%
Peter Storm Kristensen	883	1,452	2,335	0.00%
Rima Nassar	—	3,262	3,262	0.00%
Jan van de Winkel	645,460	42,402	687,862	1.05%
Anthony Pagano	1,929	19,145	21,074	0.03%
Anthony Mancini	—	—	—	0.00%
Judith Klimovsky	3,544	21,879	25,423	0.04%
Tahamtan Ahmadi	1,257	11,476	12,733	0.02%
Birgitte Stephensen	*	*	*	*
Christopher Cozic	*	*	*	*
Martine van Vugt	*	*	*	*
All board members and senior management as a group (17 persons)	683,257	121,500	804,757	1.23%

* Indicates beneficial ownership of less than 1% of the total outstanding shares.

(1)     This information is based solely on the Form 13F filed by Artisan Partners Limited Partnership on November 12, 2020. Artisan Partners Limited Partnership does not have different voting rights from other shareholders.

(2)	This information is based solely on the Schedule 13G filed by BlackRock, Inc. on January 29, 2021 with the SEC. BlackRock, Inc. does not have different voting rights from other shareholders.

The number of shares beneficially owned by each entity, person or member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares for which the individual has the right to subscribe within 60 days of March 29, 2021 through the exercise of any options, warrants or other rights. There are 121,500 shares for which our board members and senior management as a group have the right to subscribe within 60 days of March 29, 2021 pursuant to the exercise of warrants or settlement of restricted stock units.

Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person. The percentage of shares beneficially owned is computed on the basis of 65,587,322 shares outstanding as of March 29, 2021. Shares for which a person has the right to subscribe within 60 days of March 29, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We conducted our last beneficial ownership analysis in the second quarter of 2020 and we estimated that approximately 38%, or 25 million (including shares in the form of ADSs) of our outstanding shares as of such date, were beneficially held by U.S. residents.

B.   Related-Party Transactions

In the year ended December 31, 2020, there were no material related party transactions. The Company has employment agreements with, and has made equity compensation grants to, members of senior management in the ordinary course of business.

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

For example, in September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for intravenous administration and for SubQ administration marketed as DARZALEX FASPRO in the United States and DARZALEX SC in Europe ). The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SubQ formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SubQ daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through December 31, 2020. The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

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

B.   Significant Changes

Tahamtan Ahmadi Appointed to Newly Created Position of Chief Medical Officer, Head of Experimental Medicine

Effective March 1, 2021 Tahamtan Ahmadi was appointed Executive Vice President and Chief Medical Officer, Head of Experimental Medicine. Dr. Ahmadi will lead Genmab’s research, discovery, regulatory and medical activities.

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

D.   Exchange Controls

There are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the shares or the ADSs (please see below under “Item 10.E—Taxation” in respect of Danish withholding tax on dividends). There are no limitations on the right of non-resident or foreign owners to hold or vote the shares or the ADSs imposed by the laws of Denmark or the Articles of Association of the Company solely due to the fact that such holders are non-residents or foreign owners.

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

Material U.S. Federal Income Tax Considerations

General

        The following discussion is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the ADSs. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), as well as judicial and administrative interpretations thereof as in effect as of the date of this Annual Report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (“IRS”), or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new Treasury Regulations, Code sections, judicial and administrative interpretations or otherwise.

        This summary applies only to U.S. Holders (as defined below) that hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

●	banks and other financial institutions;
●	insurance companies;
●	regulated investment companies or real estate investment trusts;
●	dealers or traders in securities or currencies that use a mark-to-market method of accounting;
●	broker-dealers;
●	tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;
●	persons holding the ADSs as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
●	U.S. expatriates;
●	U.S. Holders whose functional currency is not the U.S. dollar;
●	any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;
●	persons who own or are deemed to own, directly or constructively, 10% or more of the total combined voting power of all classes of the Company’s voting stock or 10% or more of the total value of shares of all classes of the Company’s stock;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement;
●	persons who acquire ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding the ADSs in connection with a trade or business conducted outside the United States

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSS.

        As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Dividends and Other Distributions

        Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company to a U.S. Holder with respect to the ADSs (including the amount of any taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received by the depository, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. company, the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to qualifying corporations under Section 243 of the Code.

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

        Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs are expected to be. However, based on existing guidance, it is unclear whether the shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying shares, will be listed on a securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the ADSs.

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

Passive Foreign Investment Company Considerations

        Based on the current and anticipated value of our assets and the nature and composition of the Company's income and assets, the Company does not expect to be a PFIC for our current taxable year ending December 31, 2021, or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the active or passive character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the nature or composition of our income or assets, the structure of our operation or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2021, or for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless the U.S. Holder has made a “deemed sale” election under the PFIC Rules when we cease to be a PFIC.

        A non-U.S. corporation such as the Company will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of its gross income for such year is “passive income” for purposes of the PFIC rules; or
●	at least 50% of the value of its assets (generally, determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

        If we were a PFIC for any taxable year during which a U.S. Holder holds ADSs, then, unless such U.S. Holder makes a “mark-to-market” election (as discussed below), such U.S. Holder generally would be subject to special adverse tax rules with respect to any “excess distribution” that it receives from the Company and any gain that it recognizes from a sale or other disposition, including, in certain circumstances, a pledge, of ADSs. For this purpose, distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions that it received during the shorter of the three preceding taxable years or its holding period for the ADSs will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain would be allocated ratably over the U.S. Holder’s holding period for the ADSs;

●	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which the Company was treated as a PFIC, would be treated as ordinary income; and
●	the amount of the excess distribution or recognized gain allocated to each other taxable year would be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

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

Danish Tax Resident Individuals

Sale of Shares

        Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 56,500 (for cohabiting spouses, a total of DKK 113,000) and at a rate of 42% on share income exceeding DKK 56,500 (for cohabiting spouses over DKK 113,000) (all 2021 amounts and thresholds). The threshold is subject to annual adjustments and include all share income included in the calculation (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).

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

        The Danish Tax Agency has published guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, https://skat.dk. The information on, or information that can be accessed through, such website is not part of and should not be incorporated by reference into this Annual Report. We have included such website address as an inactive textual reference only.

Danish Tax Resident Companies

Sale of Shares

        For the purpose of taxation of sales of shares made by corporate shareholders (and dividends received by corporate shareholders, see below), a distinction is made between:

        “Subsidiary Shares,” which are generally defined as shares owned by a shareholder holding at least 10% of the share capital of the issuing company;

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

The Danish Tax Agency has published guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, https://skat.dk. The information on, or information that can be accessed through, such website is not part of and should not be incorporated by reference into this Annual Report. We have included such website address as an inactive textual reference only.

Danish Anti-Avoidance Rules

Payments may be subject to Danish withholding tax irrespective of the above, if the ADS holder is not the beneficial owner of the shares and dividend (e.g., if the ADS holder reassigns the payments to a person or entity not itself entitled to the above exemptions).

Further, Danish law has certain general anti-avoidance rules (“GAAR”), which focus on substance over form. Under these rules the Danish tax authorities can set aside a setup, which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the applicable tax law, is not genuine having regard to all relevant facts and circumstances. Subject to the conditions of the GAAR an investor might be denied the benefits of the Parent-Subsidiary Directive (2011/96/EU) or a tax treaty, and Danish withholding tax of 27% will in such cases be levied.

Finally, it should be noted that it is the shareholder who owns the share, i.e., the ADS, at the time of the general meeting where the decision to distribute dividend is passed who is shareholder, who is subject to Danish taxation on the dividend, and thereby is entitled to make a tax reclaim if any.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Copies of this Annual Report on Form 20-F, as well as our Annual Report 2020, which includes our Audited Financial Statements, can be downloaded from the “Investors” page at www.genmab.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I.   Subsidiary Information

Not applicable.

ITEM 11   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

For qualitative and quantitative disclosures about market risks including foreign currency risk interest rate risk, and credit risk, see Note 4.2 to our Audited Financial Statements included in our Annual Report 2020.

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

●     To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to $0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
● Distribution of cash dividends	Up to $0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to $0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights.	Up to $0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held
● Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of their ADSs) such as:

●	fees for the transfer and registration of shares charged by the registrar and issuing agent for the shares in the Kingdom of Denmark (i.e., upon deposit and withdrawal of shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for cable, telex and fax transmissions and for delivery of securities;
●	taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when shares are deposited or withdrawn from deposit);
●	fees and expenses incurred in connection with the delivery or servicing of shares on deposit;

●	fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and
●	any applicable fees and penalties thereon.

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depositary Trust Company (“DTC”)), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

Report of Genmab Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment our management concluded that, as of December 31, 2020, Genmab’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 129 of this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

ITEM 16B   CODE OF ETHICS

We have adopted a written Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our directors and employees. This document is available under the “Corporate Governance” tab on the “Investors” page of our website (www.genmab.com). The contents of this website are not incorporated by reference into this Annual Report on Form 20-F.

During 2020, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors or employees. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

For principal accountant fees and services, see Note 5.6 to our Audited Financial Statements included in our Annual Report 2020.

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

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G   CORPORATE GOVERNANCE

The listing rules of the Nasdaq (the “Nasdaq Listing Rules”) provide that foreign private issuers may follow home country practice in lieu of Nasdaq Global Select Market corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices we follow in lieu of the Nasdaq Listing Rules are described below.

●	We do not follow the quorum requirements of the Nasdaq Stock Market applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements for general meetings of shareholders.

●	We do not follow the requirements of the Nasdaq Stock Market regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies. The solicitation of proxies is not a generally accepted business practice in Denmark, although it has recently become more common for listed companies to do so. However, a shareholder may be represented at a general meeting by proxy. Unless containing a provision to the contrary, instruments of proxy will be deemed to be in force until revoked in writing by notification to the company. Rather than providing proxy statements, we provide notice convening a general meeting, including an agenda and other relevant documents, to the Danish Business Authority and written notice to all registered shareholders who have so requested.
●	We do not follow the requirements of the Nasdaq Stock Market regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to Danish corporate law and our articles of association, our shareholders have authorized our Board to issue securities, including shares and warrants.
●	We do not follow the requirement of the Nasdaq Stock Market that each member of the Compensation Committee be independent as defined under Nasdaq Listing Rule 5605(a)(2). No such requirement exists pursuant to Danish law. We do not have an independent Compensation Committee within the meaning of the Nasdaq Listing Rules because we consider Anders Gersel Pedersen, a member of the Compensation Committee, to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from senior management in connection with his duties as a Compensation Committee member. The charter of the Compensation Committee requires a majority of its members to be independent.
●	We do not follow the requirement of the Nasdaq Stock Market that we have independent director oversight of director nominations as prescribed by Nasdaq Listing Rule 5605(e)(1). No such requirement exists pursuant to Danish law. We do not have independent oversight of director nominations because we consider Anders Gersel Pedersen, Chairman of the Nominating and Corporate Governance Committee, to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from senior management in connection with his duties as Chairman of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee requires a majority of its members to be independent.
●	We do not follow the requirement of the Nasdaq Stock Market that our independent directors must have regularly scheduled meetings at which only independent directors are present. No such requirement exists pursuant to Danish law. Our directors regularly meet in executive sessions without the participation of management. However, our Employee Elected Directors, who are not independent within the meaning of the Nasdaq Listing Rules, attend these executive sessions.

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17   FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18   FINANCIAL STATEMENTS

The financial statements required by this item are incorporated herein by reference to pages 85-131 of our Annual Report 2020.

ITEM 19   EXHIBITS

a.	Annual Report

The following pages from our Annual Report 2020, furnished to the SEC as Exhibit 99.1(a) to Form 6-K, dated February 23, 2021, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) incorporated by reference from our Annual Report 2020

Financial Review - pages 63-68

Consolidated Financial Statements for the Genmab Group – pages 85-131

Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019 and 2018 – page 87

Consolidated Balance Sheets as of December 31, 2020 and 2019 – page 88

Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018 – page 89

Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018 – page 90

Notes to the Consolidated Financial Statements – pages 91-131

b.	Exhibits

Exhibit Index

Exhibit No.	Description	Method of filing
1.1	English translation of Articles of Association of Genmab A/S, as currently in effect	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on March 3, 2021

2.1	Amended and Restated Deposit Agreement	Incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

2.2	Form of American Depositary Receipt	Included in Exhibit 2.1, which is incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

2.3	Description of Securities Registered under Section 12 of the Exchange Act	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019

4.1†	License Agreement, dated as of August 30, 2012, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.2†	Amendment Number 1 to the License Agreement, dated as of January 31, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

Exhibit No.	Description	Method of filing
4.3†	Amendment Number 2 to the License Agreement, dated as of October 10, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.4†	License and Collaboration Agreement, dated as of October 7, 2011, by and between Seagen, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.5†	Joint Commercialization Agreement dated October 19, 2020 between Genmab A/S and Seagen Inc.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020

4.6†	Co-development and Collaboration Agreement, dated as of December 19, 2006, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.7†	Amendment Number 1 to the Co-development and Collaboration Agreement, dated as of June 30, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.8†	Amendment Number 2 to the Co-development and Collaboration Agreement, dated as of December 18, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.9†	Amendment Number 3 to the Co-development and Collaboration Agreement, dated as of July 1, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.10†	Amendment Number 4 to the Co-development and Collaboration Agreement, dated as of December 20, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.11†	Novation Agreement, dated as of November 3, 2014, by and among Glaxo Group Limited, Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.12†	Amendment Number 5 to the Co-development and Collaboration Agreement, dated as of January 22, 2018, by and between Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.13†	Amended and Restated Evaluation and Commercialization Agreement, dated as of July 12, 2012, by and among BristolMyer Squibb Corporation, Medarex, Inc., GenPharm International, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.14†	Collaboration and License Agreement, dated as of June 10, 2020 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020

8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2020

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2020
15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020

Exhibit No.	Description	Method of filing
EX-101.INS	XBRL Instance Document	Incorporated by reference to Exhibit 101.INS to the Registrant’s report furnished to the SEC on Form 6-K on February 23, 2021
EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to Exhibit 101.SCH to the Registrant’s report furnished to the SEC on Form 6-K on February 23, 2021

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to Exhibit 101.CAL to the Registrant’s report furnished to the SEC on Form 6-K on February 23, 2021

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to Exhibit 101.DEF to the Registrant’s report furnished to the SEC on Form 6-K on February 23, 2021

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to Exhibit 101.LAB to the Registrant’s report furnished to the SEC on Form 6-K on February 23, 2021

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to Exhibit 101.PRE to the Registrant’s report furnished to the SEC on Form 6-K on February 23, 2021

†

Portions of this exhibit, marked by brackets, have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) include information of the type that we treat as private or confidential.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Genmab A/S

/s/ Jan G. van de Winkel
Name:	Jan G. van de Winkel
Title:	President and Chief Executive Officer

Dated: March 29, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genmab A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated balance sheets of Genmab A/S and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flow for each of the three years in the period ended December 31, 2020, including the related notes, as listed in the index appearing under Item 19a (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Genmab Management on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of Management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition on the AbbVie collaboration agreement

As described in Note 2.1 to the consolidated financial statements, on June 10, 2020 Genmab entered into a collaboration agreement with AbbVie Inc. to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. The agreement includes four performance obligations: delivery of three licenses and co-development activities for product concepts. During 2020, Genmab received an upfront payment of DKK 4,911 million and allocated DKK 4,398 million to the delivery of the licenses and DKK 513 million to the co-development activities for product concepts. Genmab recognised revenue of DKK 4,398 million from the delivery of licenses when the performance obligation was satisfied at a point in time for these.

The principal considerations for our determination that performing procedures relating to revenue recognition on the AbbVie collaboration agreement is a critical audit matter are that identifying performance obligations and allocating the transaction price between these performance obligations based on a best accounting estimate of relative stand-alone selling price and determining whether the performance obligations have been satisfied requires significant judgment by Management. This in turn led to significant auditor judgment, effort and subjectivity, in applying procedures relating to these judgments. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the process to record revenue, including controls related to the identification of the performance obligations, allocation of transaction price and if the performance obligations were satisfied. These procedures also included, among others, examination of the collaboration agreement and evaluation and testing of Management’s assessment of the nature of the performance obligations, allocating the transaction price between these performance obligations and whether these were satisfied. This included (i) assessing the nature of the performance obligations; (ii) involving professionals with specialised skill and knowledge to assist in assessing the model, data and assumptions used in estimating the stand-alone selling price; and (iii) assessing whether the performance obligations were satisfied upon the transfer of licenses.

/s/	PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Hellerup, Denmark
March 29, 2021

We have served as the Company’s auditor since 2000.