Form 20-F
period 2021-12-31
GENMAB A/S
filed 2022-02-16
CIK 1434265

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

65,718,456 Ordinary Shares (including shares underlying American Depositary Shares)

42,750,240 American Depositary Shares

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

Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Genmab A/S statutory Annual Report 2021 (the “Annual Report 2021”), included as Exhibit 99.1(a) to Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2022 and by reference to certain pages of the Genmab A/S statutory Annual Report 2020 (the “Annual Report 2020”), included as Exhibit 99.1(a) to Form 6-K furnished to the SEC on February 23, 2021. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the incorporated portions of the Annual Report 2021 and the Annual Report 2020. Items not contained or not specifically referenced to within the Annual Report 2021 or the Annual Report 2020 should not be deemed to be part of this Annual Report on Form 20-F.

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

These forward-looking statements include, but are not limited to, statements about:

●	our expectations regarding sales and net sales, clinical development, regulatory approvals and commercialization of daratumumab, amivantamab, ofatumumab and teprotumumab by Janssen Biotech, Inc (“Janssen”), Novartis International AG (“Novartis”) and Horizon Therapeutics plc (“Horizon”), respectively;
●	our expectations regarding sales, clinical development, regulatory approval and commercialization of tisotumab vedotin and our other proprietary and partnered product candidates;
●	our expectations with regard to our ability to create and develop additional product candidates and to submit investigational new drug (“IND”) applications and/or clinical trial applications (“CTAs”) for our preclinical product candidates;
●	our receipt of future milestone payments and royalties from our partners, and the expected timing of such payments;
●	our estimates and expectations regarding the potential market size and the size of the patient populations for our products and product candidates;
●	our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development;
●	our expectations regarding the potential advantages of our proprietary technologies over existing antibody technologies and the prospects for our ongoing and future technology collaborations;

●	our plans to expand our translational research platform and the potential benefits of such platform;
●	our expectations with regard to the willingness and ability of our current and future partners to pursue the development, approval and commercialization of our products and product candidates;
●	our and our partners’ product discovery, development and commercialization plans with respect to our products and product candidates and our proprietary technologies;
●	our potential to enter into new collaborations;
●	our and our partners’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;
●	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;
●	the timing or likelihood of regulatory filings and approvals for our products and product candidates;
●	our ability to identify, and to negotiate contracts with, suitable contract manufacturing organizations (“CMOs”) and the ability of such CMOs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with current good manufacturing practices (“cGMPs”) (as defined herein);
●	our ability to identify, and to negotiate contracts with, suitable contract research organizations (“CROs”) and the ability of such CROs to conduct clinical trials on our product candidates in compliance with current good clinical practices (“cGCPs”) (as defined herein);
●	the commercialization and market acceptance of our products and product candidates;
●	our plans to continue to build our commercialization capabilities and to commercialize tisotumab vedotin or other proprietary product candidates in-house;
●	the pricing of and reimbursement for our approved products;
●	the implementation of our business model and strategic plans for our business, products, product candidates and technologies;
●	our ability to operate our business without violating applicable laws and regulations;
●	our and our partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;
●	the scope of protection we and our partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;
●	our analysis of potential patent infringement claims and our or our partners’ rights with respect to such claims;
●	estimates of our future expenses and revenue;

●	our expectations regarding regulatory developments in the United States, the European Union, Japan and other jurisdictions;
●	our ability to effectively manage our anticipated growth;
●	our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;
●	our future financial performance; and
●	developments and projections relating to our competitors and our industry, including competing therapies and technologies.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our books and records in Danish kroner and report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). None of the audited consolidated financial statements (the “Audited Financial Statements”) included in our Annual Report 2021 and incorporated by reference into this Annual Report on Form 20-F were prepared in accordance with accounting principles generally accepted in the United States. We use the symbol “$” to refer to the U.S. dollar, “DKK” to refer to the Danish kroner and the symbol “€” to refer to the Euro herein. While our financial results disclosed herein are presented in Danish kroner, certain amounts paid or payable to or by us under certain of our collaborations are presented in the currencies in which payments under such collaborations are denominated.

All references to “shares” in this Annual Report on Form 20-F refer to ordinary shares of Genmab A/S with a nominal value of DKK 1 per share.

This Annual Report on Form 20-F includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report on Form 20-F appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Summary

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 3.D. “Risk Factors” in this Annual Report on Form 20-F. You should carefully consider these risks and uncertainties when investing in our ordinary shares or American depositary shares (“ADSs”). The principal risks and uncertainties affecting our business include the following:

●	Our financial results and near-term prospects are substantially dependent on DARZALEX. If our partner Janssen is unable to effectively maintain and grow sales of DARZALEX for its approved indications and to continue to expand its indications and the markets in which it is approved and launched, or if our arbitration with Janssen is resolved in a manner adverse to us, our revenues and profitability will be adversely affected.

●	Our future prospects for amivantamab are dependent on our partner Janssen’s ability to successfully expand amivantamab’s indications and the markets in which it is approved and launched, and to effectively commercialize it for its current indication and any new indications that may be approved as well as on other external factors that could impact amivantamab’s future success.

●	Our future prospects for ofatumumab are dependent on our partner Novartis’ ability to effectively commercialize ofatumumab for its current indications and any new indications that may be approved and to successfully expand the markets in which it is approved and launched, as well as on other external factors that could impact ofatumumab’s future success.

●	Our future prospects for teprotumumab are dependent on Horizon’s ability to successfully expand teprotumumab’s indications and the markets in which it is approved and launched, and to effectively commercialize it for its current indication and any new indications that may be approved, as well as on other external factors that could impact teprotumumab’s future success.

●	Biopharmaceutical product development involves a substantial degree of uncertainty. Our current product candidates are in various stages of development, and it is possible that none of our product candidates will become viable commercial products, on a timely basis or at all.

●	We have a very limited history of commercializing our marketed products. Continuing to build our commercialization capabilities requires significant investment, time and management focus, and we are subject to potential market level challenges including competition and market access limitations. There can be no assurance that we will successfully expand our commercialization capabilities, or that we will successfully commercialize any of our product candidates in the future.

●	We do not have sole control over the commercialization of tisotumab vedotin and we may be unable to effectively commercialize it.

●	Our research and development efforts may not succeed in generating a continued pipeline of products. Any failures or setbacks in our DuoBody platform or our other proprietary technologies, or the proprietary technologies of our partners on which we rely, could negatively affect our business and financial condition.

●	Partnerships continue to be an important part of our strategy and we may not be able to continue or optimize our current partnerships or establish additional partnerships.

●	Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and any other comparable regulatory authority, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of these product candidates.

●	We rely on third parties to conduct our clinical trials and if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates on a timely basis or at all.

●	We and our partners have conducted and intend to conduct additional clinical trials for selected products and product candidates at sites outside the United States, and the U.S. Food and Drug Administration (“FDA”) may not accept data from trials conducted in such locations due to the study design and conduct, trial population or for other reasons, or may require additional U.S.-based trials as a condition of regulatory approval.

●	Reports of adverse or undesirable events or safety concerns could delay or prevent us or our partners from obtaining or maintaining regulatory approvals, or could negatively impact sales and prospects of our products and product candidates.

●	We may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

●	Our internal computer systems, or those of our partners or other contractors or consultants, may fail or suffer cyber or other security breaches, which could result in a material disruption of our business and product development.

●	The COVID-19 pandemic could materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues.

●	Our business and operations have experienced rapid growth as we have started to transform into a fully-integrated biotech, which could lead to adverse business impacts if such continued growth is not carefully managed.

●	Our ability to compete may decline if we or our partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate for our products, product candidates or future products or product candidates.

●	We currently rely on proprietary technology licensed from third parties and may rely on other third-party licensors in the future. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from these licensors or other third parties, we may not be able to continue developing our products.

●	Claims that our products or product candidates or their uses infringe the intellectual property rights of third parties could result in costly litigation, and unfavorable outcomes could require us to pay damages or royalties and could limit our research and development activities or our ability to commercialize certain products.

●	Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenue.

●	Even if approved, our products will be subject to extensive post-approval regulation, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

●	We are subject to healthcare laws and regulations, which may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Risks Related to Our Business

Our financial results and near-term prospects are substantially dependent on DARZALEX. If our partner Janssen is unable to effectively maintain and grow sales of DARZALEX for its approved indications and to continue to expand its indications and the markets in which it is approved and launched, or if our arbitration with Janssen is resolved in a manner adverse to us, our revenues and profitability will be adversely affected.

In 2021, royalties and milestone payments from Janssen related to daratumumab, marketed as DARZALEX for certain indications of multiple myeloma (“MM”) and light-chain (“AL”) amyloidosis, accounted for 77% of our revenue, as compared to 45% in 2020, and we anticipate that DARZALEX will continue to account for a substantial portion of our revenue in the near term. Janssen is currently fully responsible for developing and commercializing daratumumab and all costs associated therewith. Consequently, our revenue and resulting operating profit and near-term prospects are substantially dependent on the success of this collaboration and on Janssen’s continued ability to maintain and grow sales of daratumumab for its approved indications and to continue to expand its indications. There can be no assurance that Janssen will be successful in obtaining additional approvals for DARZALEX or additional jurisdictions or in maintaining existing regulatory approvals. The FDA approval based on the ANDROMEDA study in AL amyloidosis was granted as an accelerated approval. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). There can be no assurance that, even with the recent expansions to the prescribing label for DARZALEX in the United States and the European Union, DARZALEX sales will remain at or near current levels or will continue to grow. In particular, DARZALEX is subject to intense competition in the MM therapy market. In addition to numerous other FDA approved treatments for the same indications, we are also aware of several additional investigational agents and technologies that are currently being studied for the treatment of MM, any of which may compete with DARZALEX in the future. In particular, Sanofi’s isatuximab, a monoclonal antibody (“mAb”) targeting CD38, was approved as SARCLISA by the FDA in March 2020 and in Europe in June 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a proteasome inhibitor (“PI”). In March 2021 SARCLISA was approved by the FDA in combination with carfilzomib and dexamethasone for the treatment of adult patients with relapsed or refractory MM who have received one to three prior lines of therapy. If Janssen is unable to successfully compete with these or other agents and technologies, DARZALEX sales could decline materially.

Although we are able to participate in the development strategy for daratumumab through regular meetings of the joint development and steering committee, we cannot control the amount and timing of resources that Janssen dedicates to the development and commercialization of daratumumab and our prospects for future milestone payments and royalties related to daratumumab depend on Janssen’s decision to continue to conduct clinical trials of daratumumab for expanded indications and to seek new regulatory approvals for daratumumab.

There can be no assurance that Janssen will complete the ongoing and planned studies of daratumumab, successfully or at all, or that Janssen will obtain and maintain the regulatory approvals necessary to market daratumumab for any additional indications. Negative or inconclusive results in these or other trials would negatively impact, or preclude altogether, Janssen’s ability to obtain regulatory approvals for daratumumab in the proposed indications, which would limit the commercial potential of daratumumab. For example, in May 2018, the CALLISTO Phase Ib/II study of daratumumab in combination with atezolizumab for the treatment of patients with previously treated non-small-cell lung cancer, (“NSCLC”), was terminated following a planned review by a data monitoring committee. Even if the results of Janssen’s ongoing studies are positive, there can be no assurance that Janssen will apply for regulatory approval of the related indications and, if Janssen applies, that such applications will be successful. Additionally, even if Janssen receives the required regulatory approvals to market daratumumab for any additional indications or in additional jurisdictions, Janssen may not be able to effectively commercialize daratumumab as a result of unfavorable pricing or reimbursement limitations, competition or other factors, or may choose not to prioritize daratumumab in its commercialization efforts.

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

In September 2020, Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. The arbitration is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. (“Halozyme”) for the Halozyme enzyme technology used in the subcutaneous (“SC”) formulation of daratumumab and whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering daratumumab. See “Item 8 – Financial Information —Legal Proceedings”. If this arbitration is resolved in a manner that is adverse to us, our revenues and profitability will be adversely affected.

Future prospects for daratumumab are also subject to the risks outlined below with respect to our other product candidates, including risks related to clinical studies, adverse events, regulatory requirements and approvals, intellectual property matters, competition, manufacturing, pricing, reimbursement and marketing. In addition, future prospects for daratumumab are also subject to the risk that we will be unable to successfully manage our relationship with Janssen.

Our future prospects for amivantamab are dependent on our partner Janssen’s ability to successfully expand amivantamab’s indications and to effectively commercialize it for its current indication and any new indications that may be approved and the markets in which it is approved and launched, as well as on other external factors that could impact amivantamab’s future success.

Amivantamab has been approved in the United States and the European Union under the name RYBREVANT for the treatment of certain adult patients with locally advanced or metastatic NSCLC with epidermal growth factor receptor (“EGFR”) exon 20 insertion mutations. The two antibody libraries used to produce amivantamab were both generated by Genmab. The antibody pair used to create amivantamab was selected in collaboration between Genmab and Janssen with subsequent development work led by Janssen. Under the terms of Genmab’s agreement with Janssen, Genmab has begun to receive royalties on net sales of RYBREVANT. Janssen is fully responsible for development and commercialization of amivantamab and all costs associated therewith. Consequently, the commercial success of amivantamab is dependent on the success of the activities of Janssen. We cannot control the amount and timing of resources that Janssen dedicates to the development and commercialization of amivantamab and our ability to obtain royalties related to amivantamab depends on Janssen’s decision to continue to study amivantamab for new indications, to seek regulatory approvals for such indications and to effectively commercialize amivantamab for new and existing indications, and on the success of such efforts. Future prospects for RYBREVANT are also subject to the risk of potential competition in NSCLC. If Janssen is unable to successfully compete with other therapies, RYBREVANT’s sales could be materially affected.

Our future prospects for ofatumumab are dependent on our partner Novartis’ ability to effectively commercialize ofatumumab for its current indications and any new indications that may be approved and to successfully expand the markets in which it is approved and launched, as well as on other external factors that could impact ofatumumab’s future success.

A SC formulation of ofatumumab has been approved for the treatment of certain relapsing forms of multiple sclerosis (“RMS”) indications in the United States, the European Union and Japan under the name Kesimpta. Under our collaboration agreement, Novartis is fully responsible for the development and commercialization of ofatumumab and all costs associated therewith. Consequently, the commercial success of ofatumumab is dependent on the success of this collaboration and the activities of Novartis. We cannot control the amount and timing of resources that Novartis dedicates to the development and commercialization of ofatumumab and our ability to obtain royalties related to ofatumumab depends on Novartis’ decision to continue to study ofatumumab for new indications, to seek regulatory approvals for such indications and to effectively commercialize ofatumumab for new and existing indications, and on the success of such efforts. Kesimpta is also subject to intense competition in the RMS therapy market. There are numerous other products approved by the FDA for RMS, in particular Genentech Inc.’s (a subsidiary of the Roche Group, “Genentech”) ocrelizumab, a mAb targeting CD20, which was approved as OCREVUS. OCREVUS was initially approved by the FDA in 2017 for relapsing or primary progressive forms of multiple sclerosis (“MS”). The current FDA approved indications for OCREVUS are RMS, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease, in adults as well as primary progressive MS in adults. If Novartis is unable to successfully compete with this and other therapies, Kesimpta sales could be materially affected.

Our future prospects for teprotumumab are dependent on Horizon’s ability to successfully expand teprotumumab’s indications and the markets in which it is approved and launched, and to effectively commercialize it for its current indications and any new indications that may be approved, as well as on other external factors that could impact teprotumumab’s future success.

Teprotumumab has been approved for the treatment of thyroid eye disease (“TED”) in the United States under the name TEPEZZA. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on net sales of TEPEZZA. Horizon is fully responsible for development and commercialization of teprotumumab and all costs associated therewith. Consequently, the commercial success of teprotumumab is dependent on the success of the activities of Horizon. We cannot control the amount and timing of resources that Horizon dedicates to the development and commercialization of teprotumumab and our ability to obtain royalties related to teprotumumab depends on Horizon’s decision to continue to study teprotumumab for new indications, to seek regulatory approvals for such indications and to effectively commercialize teprotumumab for new and existing indications, and on the success of such efforts. Future prospects for TEPEZZA are also subject to the risk of potential competition in TED. If Horizon is unable to successfully compete with other therapies, TEPEZZA’s sales could be materially affected.

Biopharmaceutical product development involves a substantial degree of uncertainty. Our current product candidates are in various stages of development, and it is possible that none of our product candidates will become viable commercial products, on a timely basis or at all.

Our clinical stage product candidates currently includes seven proprietary product candidates including ongoing clinical studies for tisotumab vedotin, ongoing clinical studies for daratumumab and amivantamab by Janssen, ofatumumab by Novartis and teprotumumab by Horizon, and 10 additional product candidates being developed in collaboration with our partners. We also have approximately 20 proprietary and partnered product candidates in preclinical development. Other than teclistamab, in development by Janssen, inclacumab in development by Global Blood Therapeutics under an exclusive worldwide licensing agreement with Roche, Mim8, in development by Novo Nordisk, and epcoritamab, which are all currently in Phase III development, our current product candidates are in relatively early stages of development. All of our product candidates will require significant further development, financial resources and personnel to obtain regulatory approval and develop into commercially viable products, if at all.

Due to the uncertain, time-consuming and costly clinical development and regulatory approval process, we or our partners may not successfully develop any of our product candidates, or we or our partners may choose to discontinue the development of product candidates for a variety of reasons, including due to safety, risk versus benefit profile, exclusivity, competitive landscape, commercialization potential, production limitations or prioritization of our or our partners’ resources. For example, in September 2021, we and AbbVie Biotechnology Ltd. (“AbbVie”) decided to stop the further development of DuoBody-CD3x5T4 and we decided to stop the further development of HexaBody-DR5/DR5, as clinical data was not supportive of continued development. It is possible that none of our current product candidates will ever obtain regulatory approval and, even if approved, such product candidates may never be effectively commercialized. In addition, our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates suitable for clinical development or commercialization. Likewise, we and our partners have to make decisions about which clinical stage and preclinical product candidates to develop and advance. We may not have the resources to invest in all of our current product candidates, or clinical data and other development considerations may not support the advancement of one or more product candidates.

Decision-making about which product candidates to prioritize involves inherent uncertainty, and our and our partners’ development program decision-making and resource prioritization decisions may not improve our results of operations or future growth prospects.

Additionally, with the exception of tisotumab vedotin, which received accelerated FDA approval in September 2021, we have not advanced any product candidates through late-stage clinical development ourselves. If we are unable to develop late-stage development capabilities, we will be required to continue to contract with third parties via licensing and development agreements to complete the development of our proprietary product candidates, which we may not be able to do on a timely basis, on terms favorable to us, or at all, and the development of our proprietary product candidates could be delayed or terminated. Our failure to effectively advance our development programs could have a material adverse effect on our business, financial condition, results of operations and future growth prospects, and cause the market price of our ADSs to decline.

We have a very limited history of commercializing our marketed products. Continuing to build our commercialization capabilities requires significant investment, time and management focus, and we are subject to potential market level challenges including competition and market access limitations. There can be no assurance that we will successfully expand our commercialization capabilities, or that we will successfully commercialize any of our product candidates in the future.

We are currently building and expanding our commercialization capabilities to allow us to market our own products for the indications and in the geographies we determine would be most effective to create value for our customers and shareholders. Our goal is to become a commercial-stage company with an initial focus on successfully commercializing tisotumab vedotin, marketed as Tivdak in the U.S, for the treatment of cervical cancer following the receipt of accelerated FDA approval in September 2021. We are developing tisotumab vedotin in collaboration with Seagen Inc. (“Seagen”).

Our market-based commercialization operations continue to be developed. Building comprehensive commercialization capabilities will require substantial investment of time and money and will require significant management focus and resources. We will be competing with larger pharmaceutical and biotechnology companies with established commercialization and marketing capabilities. In addition, we may be unable to develop productive relationships with local medical experts, patients and other key stakeholders or may face barriers due to cultural or regulatory differences. We will also compete for staffing with transnational and local pharmaceutical and biotechnology firms and local medical, healthcare and research organizations. Accordingly, there can be no assurance that our efforts to build and expand comprehensive commercialization capabilities will be successful.

Even if another of our proprietary product candidates obtains regulatory approval, we may determine that commercializing such product candidate ourselves would not be the most effective way to create value for our shareholders. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on our financial condition, results of operations and future growth prospects.

We do not have sole control over the commercialization of tisotumab vedotin and we may be unable to effectively commercialize it.

Our initial commercialization efforts are focused on building our commercialization capabilities to market tisotumab vedotin for the treatment of cervical cancer, following receipt of accelerated approval for tisotumab vedotin from the FDA as Tivdak in September 2021. We developed tisotumab vedotin in collaboration with Seagen. Under our agreement, Seagen and Genmab are each responsible for leading tisotumab vedotin commercialization activities in certain territories. There is no guarantee that we and Seagen will be able to successfully commercialize tisotumab vedotin. If we are unable to commercialize tisotumab vedotin for cervical cancer to the extent we anticipated, on the timeline we anticipated or at all, a portion of our investment may not realize gains and we may incur additional costs to refocus our efforts on other products or indications. This could have a negative impact on our business, financial condition, results of operations and future growth prospects.

In October 2020, we and Seagen entered into a joint commercialization agreement with respect to certain markets. If we and Seagen are unable to continue to agree on the development and commercialization strategies for tisotumab vedotin, such efforts may be delayed or otherwise compromised, or we may be required to take full responsibility for ongoing development and commercialization efforts, including the costs of such efforts. In addition, either party may opt out of co-development and profit-sharing in return for receiving milestone payments and royalties from the continuing party.

Our research and development efforts may not succeed in generating a continued pipeline of products. Any failures or setbacks in our DuoBody platform or our other proprietary technologies, or the proprietary technologies of our partners on which we rely, could negatively affect our business and financial condition.

Discovering and developing new products is a costly and uncertain process. Substantial resources are required in order to yield innovations. It is important for us to pursue early-stage research and development in order to ensure a sustained portfolio of products.

This is in part driven by the productivity of our proprietary technologies. Many of our proprietary and partnered product candidates are created with, and dependent upon, our proprietary technologies, including our proprietary epcoritamab (DuoBody-CD3xCD20), DuoBody-CD40x4-1BB, DuoBody-PD-L1x4-1BB and DuoBody-CD3xB7H4 product candidates, which were created with our DuoBody technology, as well as several additional product candidates in clinical development and marketed by Janssen through our DuoBody collaboration, including amivantamab, approved in certain territories as RYBREVANT, and teclistamab. Our proprietary HexaBody-CD38 product candidate was created with our HexaBody technology, and our proprietary DuoHexaBody-CD37 product candidate was created with our DuoHexaBody technology. Our DuoBody technology is also the basis of our collaborations with certain other partners, including Novo Nordisk and BioNTech SE (“BioNTech”) and our HexaBody technology is the basis of our CD38 collaboration with Janssen. Any failures or setbacks with respect to our proprietary technologies, including adverse effects resulting from the use of these technologies in human clinical trials and/or the imposition of clinical holds on trials of any product candidates using our proprietary technologies, could have a detrimental impact on our clinical pipeline, as well as our ability to maintain and/or enter into new corporate collaborations regarding our technologies or otherwise, which would negatively affect our business and financial condition.

In addition, tisotumab vedotin is developed using Seagen’s proprietary antibody-drug conjugate (“ADC”) technology in combination with our proprietary HuMax-TF antibody. Any failures or setbacks in Seagen’s ADC development programs, including adverse effects resulting from the use of ADC technology in commercial settings or human clinical trials and/or the imposition of clinical holds on any trials for product candidates using this technology, could have a detrimental impact on the commercialization of tisotumab vedotin, which could adversely affect our business, financial condition, results of operations and future growth prospects.

Several of our products and product candidates are used or proposed to be used in combination with other therapeutic products, which exposes us to risks related to those products.

Part of the clinical development strategy for certain of our product candidates, including daratumumab, is to seek to identify patients or patient subsets within a disease category whose treatment may benefit from our products in combination with other therapeutic products. For example, daratumumab has been approved in certain jurisdictions in combination with other products, including with (i) lenalidomide and dexamethasone (“Rd”), for the frontline treatment of transplant-ineligible MM patients and for the treatment of MM patients who have received at least one prior line of therapy; (ii) bortezomib and dexamethasone, (“Vd”), for the treatment of MM patients who have received at least one prior line of therapy; (iii) pomalidomide and dexamethasone, (“Pd”), for the treatment of MM patients who have received at least two prior therapies, including lenalidomide and a proteasome inhibitor, (“PI”); (iv) bortezomib, melphalan and prednisone (“VMP”), for frontline treatment of transplant-ineligible MM patients; (v) bortezomib, thalidomide and dexamethasone (“VTd”), for frontline treatment of transplant-eligible MM; (vi) carfilzomib and dexamethasone (“Kd”), for the treatment of adult patients with relapsed/refractory (“R/R”) MM who have received one to three previous lines of therapy and (vii) in combination with bortezomib, cyclophosphamide and dexamethasone (“VCd”), for the treatment of AL amyloidosis. Daratumumab is also in Phase III clinical trials with (i) bortezomib, lenalidomide and dexamethasone (“VRd”) and VMP for frontline treatment of transplant-ineligible MM patients; and (ii) VRd and lenalidomide for frontline treatment of transplant-eligible MM patients. We and our partners are also testing other product candidates as combination treatments.

Approval of a product for the treatment of a disease indication in combination with other therapeutic products exposes us and our partners to certain risks related to those other therapeutic products, including the risks that such products will become less competitive or obsolete or will be found to have safety concerns, which could potentially result in removal of such products from the market. For example, in May 2012, the FDA issued a safety announcement relating to the risk of second primary malignancies in patients with newly diagnosed MM that had received lenalidomide, marketed as Revlimid, and on July 18, 2013, Celgene, in consultation with the FDA, discontinued treatment with Revlimid in a Phase III trial for the treatment of previously untreated elderly patients with chronic lymphocytic leukemia (CLL) due to an imbalance observed in the number of deaths in patients treated with Revlimid versus patients treated with chlorambucil. Furthermore, seeking to heighten immune or other therapeutic responses through combination treatments carries an inherent risk that the combination may cause unexpected side effects or safety issues not observed in treatment with the individual products alone. For example, in May 2019, Regeneron Pharmaceuticals Inc. (“Regeneron”) reported that the combination of its bispecific mAb with a PD-1 inhibitor led to enhanced cytokine release syndrome in patients in a Phase I trial and was a potential cause of two patient fatalities in the study.

Partnerships continue to be an important part of our strategy and we may not be able to continue or optimize our current partnerships or establish additional partnerships.

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

We rely on our partners to support our business, including to assist with, or to conduct, clinical and regulatory development, manufacturing and/or commercialization of certain of our products and product candidates or to provide access to antigens, technologies, skills and information that we do not possess. For example, we have granted Janssen worldwide exclusive rights to develop and commercialize daratumumab, have granted Novartis worldwide exclusive rights to develop and commercialize ofatumumab, have entered into partnerships with AbbVie, Seagen and BioNTech for certain of our proprietary product candidates, and have entered into an exclusive license and option agreement with Janssen to develop a next-generation CD38 product using our HexaBody technology platform. As part of our partnership with AbbVie we will also enter into a discovery research collaboration to select and develop up to four additional differentiated next-generation antibody-based product candidates, potentially across both solid tumors and hematological malignancies. If we do not realize the contemplated benefits from our collaborations, our business, financial condition and results of operations may be materially harmed.

In particular, the termination of any of our key partnerships could significantly delay the development and commercialization of our products and product candidates and impact our financial results and future prospects. Our licensing partners generally have the right to terminate our partnerships with notice at any time. For example, Janssen has the right to terminate our collaboration agreement concerning daratumumab with 150 days’ written notice to us, Novartis has the right to terminate the co-development and collaboration agreement concerning ofatumumab at any time by providing nine months’ prior written notice to us, and Seagen has the right to opt out of co-development and profit-sharing of tisotumab vedotin in return for receiving milestone payments and royalties from us. In particular, any disruption to our collaboration with Janssen or changes in Janssen’s product development or business strategy for daratumumab could result in a material decline in our revenue. In addition, any failure by Janssen to perform its obligations under our agreement for any reason, including its obligations to make milestone payments or pay royalties, could have a material adverse effect on our financial performance. Our near-term prospects for product development and commercialization could also be significantly impacted by any disruption in, or termination of, our collaborations with Seagen and AbbVie for tisotumab vedotin and epcoritamab, respectively.

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

If our license agreements violate the competition provisions of the Treaty Establishing the European Community (“EC Treaty”), then some terms of our key agreements may be unenforceable.

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

The FDA, the European Medicines Agency (“EMA”) and comparable regulatory authorities in other jurisdictions must approve new product candidates before they can be marketed, promoted or sold in those territories. We or our partners must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. Tivdak, DARZALEX, RYBREVANT, Kesimpta and TEPEZZA are our only approved products. We cannot be certain that our or our partners’ clinical trials for our product candidates will be successful or that any of our other proprietary or partnered product candidates will receive approval from the FDA, the EMA or any other regulatory authority. In addition, certain other third parties make decisions about products or product candidates based on results of clinical trials, including determinations relating to pricing, access or reimbursement of approved products or validations or endorsements of treatment options. Such third parties may require additional data or studies for their determinations.

Preclinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays or failure. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years and require significant expenditures to complete the preclinical studies and clinical trials necessary to commercialize a product candidate, and delays or failures are inherently unpredictable and can occur at any stage. Topline or interim results of clinical trials do not necessarily predict final results, and success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we or our partners will not face similar setbacks. If topline or interim data that we or our partners report differ from final results, if others, including regulatory authorities, disagree with our assumptions, calculations, conclusions, or analyses or interpret or weigh the data differently, or if subsequent studies are unsuccessful, we or our partners may be unable to obtain marketing approval for product candidates on a timely basis or at all, which could impact our reputation, business, financial condition, results of operations and future growth prospects.

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

In connection with clinical trials of our product candidates, we face a number of risks, including risks that:

●	we or our partners may be unable to manufacture or obtain sufficient quantities of qualified materials for clinical trials or may be required to modify manufacturing processes;
●	patient recruitment may be slower than expected;
●	a product candidate may be ineffective, inferior to existing approved products for the same indications, unacceptably toxic or have unacceptable side effects;
●	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;
●	a clinical trial may be delayed, suspended or terminated by the institutional review board or ethics committee responsible for overseeing the clinical study, by regulatory authorities or by us or our partners due to failure to meet clinical protocols, safety issues or adverse effects, failure to demonstrate product efficacy, changes in clinical protocols or applicable regulatory requirements, lack of funding or other factors;
●	investigators or other third parties could conduct clinical studies on our products or product candidates that could lead to adverse events or results that could negatively impact the development, regulatory approval or marketability of such products;
●	extension studies on long-term tolerance could invalidate the use of our product;
●	final results of studies may not confirm positive interim results or the results of earlier trials;
●	results may not meet the level of statistical significance required by the FDA, the EMA or other relevant regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval;
●	even if data is sufficient for regulatory approval, it may not be sufficient to secure pricing reimbursement or to secure validation of our products by key industry players, which could delay or prevent the commercial launch of a product; and
●	our partners or CROs, may be unable or unwilling to perform under their contracts.

Furthermore, we sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies or clinical trials, the submission of regulatory filings or the achievement of commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones is outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve announced milestones in the timeframes we expect, or at all, the commercialization of our product candidates may be delayed, and we may not be entitled to receive certain contractual payments, which could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

Results of preclinical or early clinical trials may not be indicative of results obtained in later clinical trials, the timing and outcomes of which are always uncertain, and our product candidates may not successfully complete clinical trials on our expected timeline or at all.

Even if we or our partners obtain positive results from preclinical or early clinical trials, we or they may not achieve the same success in subsequent trials. In particular, the results of preclinical trials are based on animal, in vitro or other laboratory testing and may not be predictive of the safety or efficacy of our product candidates in humans. Similarly, the results of early-stage clinical trials are based on a limited number of patients and may, upon further review, be revised or negated by regulatory authorities or by later-stage clinical results. Historically, industry-wide results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. Industry-wide, a number of new drug and biologic candidates have shown promising results in early clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including emerging knowledge or changes in regulatory policy during the period of product development.

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

We rely on third parties to conduct our clinical trials and if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates on a timely basis or at all.

We do not currently have the ability to independently conduct clinical trials. With respect to our proprietary product candidates or any other product candidates for which we control the clinical development, we rely on third parties, such as CROs, to conduct clinical trials on our product candidates. For our out-licensed products and product candidates, or for any product candidates where our partner is responsible for clinical development, we rely on such partners to conduct clinical trials. These partners may also hire CROs or other third parties to conduct clinical studies on our products and product candidates. The third parties with whom we and our partners contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. The FDA and regulatory authorities in Europe and other jurisdictions require us to comply with regulations and standards, commonly referred to as cGCPs, for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials.

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

We and our partners have conducted and intend to conduct additional clinical trials for selected products and product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations due to the study design and conduct, trial population or for other reasons, or may require additional U.S.-based trials as a condition of regulatory approval.

We and our partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, including in the European Union where we are headquartered. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted by qualified investigators in accordance with cGCPs, including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside the United States. If the FDA does not accept the data from any clinical trials that we or our partners conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these product candidates for the proposed indications in the United States. In other jurisdictions, for instance, in Japan, there is a similar risk regarding the acceptability of clinical trial data conducted outside of that jurisdiction.

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

We may seek to identify patient subsets within a disease category that may derive selective and meaningful benefit from the product candidates we are developing. Through collaborations, we may develop companion diagnostics to help us to more accurately identify patients within a particular subset, both during our clinical trials and in connection with the commercialization of our product candidates. Companion diagnostics are subject to regulation by the FDA, the EMA and comparable foreign regulatory authorities as companion diagnostic medical devices, and typically require separate regulatory approval prior to commercial use. We expect that we may develop companion diagnostics in collaboration with third parties and may be dependent on the scientific insights and sustained cooperation and effort of such partners. We and our partners may encounter difficulties in developing and obtaining approval for any companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility or clinical validation. Any delay or failure by us or our partners to obtain regulatory approval of companion diagnostics could delay or prevent approval of our product candidates. In addition, we or our partners may encounter production difficulties that could constrain the supply of the companion diagnostics, and may experience difficulties gaining acceptance of the use of such companion diagnostics in the clinical community. Failure to gain acceptance of such companion diagnostics could have an adverse effect on our or our partners’ ability to successfully commercialize such product candidates. In addition, the diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic that we or our partners anticipate using in connection with development and commercialization of our product candidates, or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative companion diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

We are subject to extensive and costly government regulation and are required to obtain and maintain governmental approvals to commercialize our products.

Product candidates employing our antibody technology are subject to extensive and rigorous government regulation. The FDA, the EMA and similar regulatory agencies in other countries regulate the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. The regulatory review and approval or licensing process is lengthy, expensive and uncertain and requires the submission of extensive preclinical and clinical data and supporting information for each indication to establish the product candidate’s safety and efficacy. We or our partners may be unable to obtain regulatory approval on the basis of such data if the relevant regulatory authorities disagree with the design or implementation of the clinical trials, determine that the results of such trials do not meet the requisite level of statistical significance, disagree with our or our partners’ interpretation of such data, determine that we or our partners have not demonstrated the safety and efficacy of the product candidate or that its benefits outweigh its risks or fail to approve the manufacturing processes or facilities for the product candidate. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development. Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. The FDA or other regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. We have not obtained regulatory approval for any of our proprietary product candidates and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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

In addition, once a product obtains regulatory approval, numerous post-approval requirements apply, including periodic monitoring and reporting obligations, review of promotional material, reports on ongoing clinical trials and adverse events and inspections of manufacturing facilities. In addition, material changes to approved products, including any changes to the manufacturing process or labeling, require further review by the appropriate authorities before marketing. Approvals may also be withdrawn or revoked due to safety, effectiveness or potency concerns, including as a result of adverse events reported in patients or ongoing clinical trials, or failure to comply with cGMPs. In addition to revocation or withdrawal of approvals, we and our partners may be subject to warnings, fines, recalls, criminal prosecution, civil or administrative actions, or other sanctions if we fail to comply with regulatory requirements. If we or our partners are unable to obtain or maintain regulatory approvals for our products and product candidates, our business, financial condition, results of operations and future growth prospects will be negatively impacted and we or our partners may be subject to sanctions. In addition, even if our products are approved for marketing, we or our partners may be unable to market our products, successfully or at all, if we are unable to obtain favorable pricing for our products or if third-party payors do not agree to provide reimbursement for our products, at favorable rates or at all. See “—Risks Related to Government Regulation” below for more information about the regulatory risks we and our partners face.

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

Reports of adverse or undesirable events or safety concerns could delay or prevent us or our partners from obtaining or maintaining regulatory approvals, or could negatively impact sales and prospects of our products and product candidates.

As with most biological drug products, use of our products and product candidates is associated with undesirable side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. In particular, many of our and our partners’ clinical trials are conducted in patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists, and in some cases, our product candidates are used in combination with approved therapies that themselves have significant adverse event profiles. During the course of treatment, these patients suffer adverse medical events or die for reasons that may or may not be related to our product candidates. Reports of adverse events or safety concerns could have negative impacts on our or our partners’ clinical trials, regulatory processes, reputation and results, whether or not actually shown to be related to our product candidates.

Such adverse events or safety concerns involving our products or product candidates sometimes cause us or regulatory authorities to interrupt, delay or halt clinical trials, or can negatively impact patient enrollment in, or completion of, clinical trials.

In addition, reports of adverse events or safety concerns involving our products or product candidates can result in regulatory authorities limiting, denying, withdrawing approval of or recalling such product for any or all indications, including the use of such product in its previously approved indications, or may require additional clinical trials, updates to the prescribing information, including boxed warnings, contraindications, or other labeling statements, implementation of a Risk Evaluation and Mitigation Strategy (“REMS”) or the issuance of field alerts, warnings or other communications to physicians, pharmacies or patients. As an example, the prescribing information for Tivdak includes a boxed warning for ocular toxicity, including the need for an ophthalmic exam at baseline, prior to each dose, and as clinically indicated. Patients must adhere to premedication and required eye care before, during and after infusion. In certain cases, regulatory authorities may order us or our partners to conduct additional trials or to cease further development or commercialization of the product or product candidate entirely.

Furthermore, actual or potential drug-related side effects can affect patient recruitment or the ability of enrolled patients to complete a trial for our products or product candidates. Reports of adverse events or safety concerns, or changes to regulatory approvals or labeling, may also have a significant impact on market acceptance of our products by patients and physicians or may trigger potential product liability claims, fines, injunctions or the imposition of civil or criminal penalties. Any of these events has the potential to prevent us or our partners from developing, commercializing or maintaining market acceptance of the relevant product or product candidate or to substantially increase commercialization costs, which in turn could significantly harm our business, financial condition, results of operations and future growth prospects.

Adverse events may also impact the sales of our products. We may be required to further update the prescribing information for our products, including boxed warnings, limitations of use, contraindications, warnings and precautions, and adverse reactions, based on reports of adverse events or safety concerns, or implement a REMS, which could adversely affect the acceptance of our products in the market, make competition easier or make it more difficult or expensive for us or our partners to distribute our products. In addition, the reporting of adverse safety events involving products or our product candidates, or public rumors about such events, could cause our stock price to decline or experience periods of volatility.

We may fail to obtain Fast Track Designation (“FTD”), Breakthrough Therapy Designation (“BTD”) or other designations for expedited development or review that we may apply for in the future. Even if received, such designations or programs may not lead to a faster development or regulatory review or approval process.

FTD, BTD and pilot programs of the FDA and other regulatory authorities are intended to expedite the review and approval of drug candidates in certain circumstances. These designations and programs do not, however, ensure that marketing approval will be granted in a particular timeframe or at all. The FDA and other regulatory authorities have broad discretion whether or not to grant these designations or include product candidates within pilot programs, and, even if we or our partners believe a particular product candidate is eligible for these designations or programs, we cannot assure that such authority would agree. Even if we or our partners receive such designations or are eligible for inclusion in expedited review pilot programs in the future, we may not experience a faster development, review or approval process compared to conventional procedures. In addition, such designations or processing under such pilot programs may be withdrawn if the FDA or the relevant regulatory body no longer believes such product candidate meets the criteria for the designation or program. Furthermore, these designations and pilot programs do not change the scientific and medical standard for approval or the quality of evidence necessary to support approval. As a result, applications for product candidates granted expedited review or BTD or FTD designation may be denied based on study data, study design or other factors. See also “—We and our partners have conducted and intend to conduct additional clinical trials for selected products and product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations due to the study design and conduct, trial population or for other reasons, or may require additional U.S.-based trials as a condition for regulatory approval.” See “Item 4 –Information on the Company —Government Regulation” for more information about BTD and FTD and other programs for expedited review.

While daratumumab and amivantamab have received BTD or FTD for certain indications in the past, these designations are not applicable to ongoing studies for daratumumab and amivantamab in other indications. We or our partners may seek FTD or BTD or seek eligibility for other expedited review or approval programs for some or all of our other product candidates in the future, but we may never receive such designation or be accepted to such program, and, even if received or accepted, the development or regulatory review of our product candidates may not be expedited or benefited by such designation or program. In addition, such designation or acceptance to such program does not assure ultimate approval by the FDA or the applicable regulatory body.

Enhanced scrutiny of pharmaceutical manufacturer donations to and support of patient assistance programs offered by charitable foundations may require us or our partners or us to modify such programs and could negatively impact our business practices, harm our reputation, divert the attention of management and increase our expenses.

To help patients afford our products, certain of our partners have, and we may implement in the future, patient assistance programs and we or our partners also occasionally make donations to independent charitable foundations that help financially needy patients. These types of programs designed to assist patients in affording pharmaceuticals have become the subject of scrutiny. In recent years, some pharmaceutical manufacturers were named in class action lawsuits challenging the legality of their patient assistance programs and support of independent charitable patient support foundations under a variety of U.S. federal and state laws. At least one insurer also has directed its network pharmacies to no longer accept manufacturer co-payment coupons for certain specialty drugs the insurer identified. Our partners’ or own patient assistance programs and support of independent charitable foundations could become the target of similar litigation.

In addition, there has been regulatory review and enhanced government scrutiny of donations by pharmaceutical companies to patient assistance programs operated by charitable foundations. If we, our partners or our vendors or donation recipients are deemed to fail to comply with laws or regulations in the operation of these programs, we or such partner could be subject to damages, fines, penalties or other criminal, civil or administrative sanctions or enforcement actions. Further, numerous organizations, including pharmaceutical manufacturers, have received subpoenas from government authorities seeking information related to their patient assistance programs and support. We cannot ensure that our compliance controls, policies and procedures will be sufficient to protect against acts of our partners, employees, business partners or vendors that may violate the laws or regulations of the jurisdictions in which we operate. Regardless of whether we have complied with the law, a government investigation could negatively impact our business practices, harm our reputation, divert the attention of management and increase our expenses.

We currently rely on a limited number of contract manufacturers to produce our product candidates for clinical trials and are currently negotiating arrangements for commercial scale production.

To ultimately be successful, our antibody products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Janssen is responsible for the manufacture of daratumumab and amivantamab, Novartis is responsible for the manufacture of ofatumumab, Horizon is responsible for the manufacture of teprotumumab, and Seagen is responsible for the manufacturing of tisotumab vedotin. For the products we are entirely responsible to manufacture, we currently rely primarily upon one single source third-party CMO, Lonza Group AG (“Lonza”), to manufacture and supply large quantities of our product candidates. We expect to negotiate contracts for commercial production on a product-by-product basis for products that we choose to commercialize ourselves and currently have no plans to build our own clinical or commercial scale manufacturing capabilities.

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

In order to commercialize new pharmaceutical and biologic products, manufacturers must comply with the laws and regulations, including drug and biologic cGMPs, of the applicable governmental authorities. Compliance with cGMP regulations requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturing facilities are also subject to pre-approval and ongoing periodic inspection by applicable governmental agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our technology. The FDA, the EMA or similar regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products.

Manufacturers of pharmaceutical and biologic products often encounter difficulties in production, including difficulties with production yields, stability of the product candidate, quality control and assurance, shortages of qualified personnel, compliance with relevant regulations, production costs and development of advanced manufacturing techniques and process controls. If our manufacturer were to encounter any of these difficulties or otherwise fail to comply with its obligations to us or under applicable regulations, our ability to provide study materials in our preclinical studies and clinical trials would be jeopardized. Any delay or interruption in the supply of preclinical study or clinical trial materials could delay the completion of our preclinical studies and clinical trials, increase the costs associated with maintaining our preclinical study and clinical trial programs and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the studies and trials completely.

In addition, we lack direct control over our manufacturers’ compliance with these regulations and standards and manufacturers of our products and product candidates may be unable to comply with these cGMP requirements and with other regulatory requirements. The discovery of manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with cGMP or other requirements after approval of a product may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, fines or criminal sanctions. If the safety of any product supplied is compromised due to the manufacturers’ failure to adhere to applicable laws or for other reasons, we or our partners may not be able to obtain regulatory approval for or successfully commercialize such products, and we or our partners may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our products and product candidates or entail higher costs or impair our reputation. No assurance is given that third-party manufacturers will be able to comply adequately with the applicable regulations.

We face intense competition and rapid technological change, which may result in others discovering, developing or commercializing competing products before or more successfully than we do, or earlier than we anticipate.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many third parties compete with us in developing various approaches to antibody therapy and other competing therapies. They include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs. In addition, many other pharmaceutical and biotechnology companies are developing and/or marketing therapies for the same indications that our products and product candidates are designed and being developed to treat. For example, Sanofi’s isatuximab, a mAb targeting CD38, was approved as SARCLISA by the FDA in March 2020 and by the EC in June 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a PI. Genentech’s ocrelizumab, a mAb targeting CD20, was approved as OCREVUS by the FDA initially in 2017 and is currently approved for RMS, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease, in adults. We are also aware of other companies that have or are developing technologies that may be competitive with ours, including bispecific, ADC, CAR modified T-cell (“CAR-T”), and ribonucleic acid (“RNA”)-based, technologies. In addition, our DuoBody and other technology partners may develop compounds utilizing our technologies that may compete with product candidates that we are developing. See “Item 4B– Business Overview—Competition” below for more information about our competitors.

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

In the European Union, the European Commission has granted marketing authorizations (“MA”) for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued since 2005. We are aware of many pharmaceutical and biotechnology and other companies that are actively engaged in research and development of biosimilars or interchangeable products.

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

In addition, the pricing of our products depends, and the pricing of our products and product candidates, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. If we or our partners are forced to reduce the prices of our products, or if sales of our products fall, due to competitive pricing, our revenue from milestone payments, sales or royalties related to such products will be negatively affected.

Our products may face increasing pricing and reimbursement pressure through government and third party decisions to reduce cost or limit physician choice. We may face increased competition from lower-cost products imported from other countries.

The success of our currently commercialized products as well as that of our future potential product launches depends, in part, on the access, pricing and reimbursement environment. There is increasing pricing and reimbursement pressure in many countries that is manifested through government and third-party price controls, increased public pressure on price and price increases, increasing cost containment and formulary restriction policies including but not limited to reference pricing, health technology assessment, pathways, contracting, as well as regulatory reform intended to limit health care provider and patient choice and/or reduce the cost of medicines.

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

Periodically, we and our partners make estimates regarding the incidence and prevalence of target patient populations for particular diseases based on various sources and internally generated analysis and use such estimates in making decisions regarding product development strategy, including determining indications on which to focus in preclinical or clinical trials. These estimates may be inaccurate or based on imprecise data, or patient incidence and prevalence for selected indications may evolve over time as treatments and patient outcomes change. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which could materially adversely affect our business, financial condition, results of operations and future growth prospects.

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

We are currently advancing our proprietary product candidates through clinical development and are conducting preclinical studies with respect to other programs. Developing product candidates is expensive, time-intensive and risky, and we expect our research and development expenses to increase in connection with our ongoing activities, particularly as we seek to advance our proprietary product candidates toward commercialization. In addition, we expect our selling, general and administrative expenses to increase over the next few years as we continue to build and eventually expand our commercialization capabilities in a number of jurisdictions. Although we believe that our existing revenue streams will be sufficient to fund our current projects and commercialization activities, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Further, we may seek additional capital if market conditions are favorable or if we have specific strategic objectives which could benefit from additional capital.

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

We expect to incur higher research and development costs and selling, general and administrative expenses in future periods as we advance our proprietary product candidates through clinical development and expand our commercialization capabilities.

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

We also expect our selling, general and administrative expenses to increase over the next few years as we continue to build and eventually expand our commercialization capabilities in a number of jurisdictions. In addition, we expect the structure and composition of our staff and expenses to change as we focus on advancing our proprietary product candidates and develop our late-stage development and commercialization capabilities.

We have revenues and expenses in foreign currencies and we have invested a part of our cash position in both Danish and foreign marketable securities and are therefore exposed to different kinds of financial risks including foreign exchange risk, changes in interest rates and credit risks

Most of our financial transactions are made in Danish kroner, U.S. dollars and Euro. As our reporting currency is Danish kroner, we experience exchange rate risk with respect to our holdings and transactions denominated in currencies other than Danish kroner. Our U.S. dollar currency exposure is mainly related to cash deposits, marketable securities, and receivables related to our collaborations with Janssen, Novartis and Roche (Horizon). In addition, our reported revenue is affected by the translation of milestone payments, royalties and other income denominated in foreign currencies, primarily U.S. dollars, into DKK as our reporting currency.

We do not generally hedge our currency exposure on our milestone payments, royalties or other income and expense items in the ordinary course of business. Due to long-standing policy of Denmark’s National Bank with respect to the €/DKK exchange rate, we believe that there are currently no material transaction exposure or exchange rate risks regarding transactions in Euros. However, should Denmark’s policy towards the Euro change, the DKK values of our Euro-denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy towards the €/DKK exchange rate.

If we fail to manage our financial risks adequately, our business, financial condition, results of operations and future growth prospects and the value of our ADSs may be adversely affected.

We may face product liability claims related to the use or misuse of our products or technologies.

Our business exposes us to potential product liability risks which are inherent in research and development, preclinical and clinical testing, manufacturing, marketing and use of antibody products. Product liability claims may be expensive to defend and may result in judgments against us which are potentially punitive. It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical trials. Although we believe that our current coverage limits are appropriate we cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms. Any claims against us, regardless of their merit, could cause our business to suffer. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, product liability claims may result in decreased demand for our products, injury to our reputation, withdrawal of clinical trial participants and inability to continue clinical trials, initiation of investigations by regulators, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients, product recalls, withdrawals or labeling, marketing or promotional restrictions, exhaustion of any available insurance and our capital resources, the inability to commercialize any product or product candidate, loss of any potential future revenue and a decline in the market price of our ADSs.

Our internal computer systems, or those of our partners or other contractors or consultants, may fail or suffer cyber or other security breaches, which could result in a material disruption of our business and product development.

Our computer systems, including those hosted by third parties, and those of our partners and other contractors or consultants, may be vulnerable to cyber security risks, such as computer viruses and unauthorized access, and natural disasters, terrorism, war and telecommunication and electrical failures, which can lead to damage, loss or leakage of business data or unavailability of computer systems. Our vulnerability to such events may increase while employees work remotely during the COVID-19 pandemic which results in additional cyber security threat profiles and an increase in the amount of traffic on secured remote corporate networks and preventing or detecting unauthorized access to internal networks may be more challenging. These and other factors can be exploited to facilitate phishing, malware, ransomware or other attacks on our systems. If such an event were to occur, it could result in a material disruption of our development programs and our business operations. In addition, any loss or disclosure of trade secrets, clinical data or other proprietary information as a result of such disruption or breach could subject us to litigation or regulatory review and sanctions and may impact our reputation and our and our partners’ ability to further develop and commercialize our products and product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs.

We may acquire businesses or products, or form collaborations, in the future, and we may not realize the benefits of such acquisitions or collaborations.

Should attractive opportunities arise, we may acquire companies or technologies that facilitate our access to new medicines, research projects or geographical areas, or that enable us to achieve synergies with our existing operations. However, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms and could be led to finance these acquisitions using cash and marketable securities that could otherwise be allocated to other purposes in the context of our existing operations, or issuances of equity or convertible debt securities, which could be dilutive to our shareholders and ADS holders and adversely affect the market price of our ADSs. If we acquire or enter into collaborations with businesses with promising markets or technologies, we may not be able to realize the benefits of such acquisitions or collaborations, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, manufacturing and marketing any new products resulting from such acquisitions or collaborations. We cannot assure that we will achieve the expected synergies to justify any such transaction, which could have a material adverse effect on our business, financial condition, results of operations and future growth prospects and our investors’ ability to realize on their investment.

As a result of the listing of the ADSs on the Nasdaq Global Select Market, we are subject to the Foreign Corrupt Practices Act.

As a result of the listing of the ADSs on the Nasdaq Global Select Market, we are subject to the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA generally also requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside the United States are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts as well as other remedial measures. We have adopted an updated written code of business conduct, an anti-corruption, anti-bribery policy, and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws. However, our personnel and others acting on our behalf could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.

The COVID-19 pandemic could materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread worldwide and has been declared a global pandemic. COVID-19 has resulted in global business and economic disruption, including supply chain issues, and has put a strain on the healthcare systems in the major countries where our partners sell our products and where we and they conduct our clinical trials. The COVID-19 pandemic may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on sales of our approved products. As the pandemic continues, there may be an impact on our business. The extent, length and consequences of the pandemic are uncertain and impossible to predict, and may be affected by the emergence, spread, infectiousness and severity of new virus variants of concern, the efficacy, availability and administration of vaccines and the development and administration of treatments. Genmab has an established COVID-19 response team, led by the Chief Executive Officer, that monitors the situation and has developed and implemented precautionary measures, including on-site testing where possible or remote working for Genmab employees where possible, based on local recommendations.

The continued spread of COVID-19 globally could adversely affect our and our partners’ ability to recruit and retain patients and principal investigators, site staff and other resources for clinical trials, as hospitals and other healthcare providers prioritize resources toward the outbreak. This may continue to result in delays or deferrals of affected clinical trials. Any changes in clinical trial practices and policies imposed by regulators in response to COVID-19 may also contribute to such delays or deferrals or cause the costs of clinical trials to increase. The full extent of the impact of COVID-19 on the clinical development of our product pipeline cannot currently be determined, although such impact may be significant.

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

Disruption in shipping and manufacturing may also negatively affect our supply chain, causing our partners or producers of comparator drugs used in our clinical trials and their respective suppliers to be unable to produce and ship materials required for use in our clinical trials, in sufficient quantities or at all, leading to delay in, or termination of, our and our partners’ clinical trials. For example, tocilizumab is a product used in certain clinical studies, including studies of epcoritamab and certain products in development by partners. In June 2021 the FDA approved an emergency use authorization for tocilizumab for the treatment of severe COVID-19 and in other countries tocilizumab use was prioritized for patients with severe COVID-19. Many hospitals therefore prioritized tocilizumab use for those patients with severe COVID-19 and for the other approved tociliczumab indications. Therefore enrollment in clinical trials where tocilizumab was required as a rescue medication for cytokine release syndrome may have been impacted until hospitals could ensure sufficient supply to treat these patients. Supply chain disruption may also affect the manufacturing, shipment and commercialization of approved products. For example, on December 17, 2020, Horizon announced a short-term disruption in the supply of TEPEZZA due to government-mandated orders to produce COVID-19 vaccines, which dramatically restricted manufacturing capacity available for the production of TEPEZZA at Horizon’s drug product contract manufacturer, Catalent, in the first quarter of 2021. Prolonged disruption in the supply of our or our partners’ products, as a result of COVID-19 or otherwise, may have a material adverse effect on our business, financial condition, results of operation and cash flows.

Any delay in or disruption to clinical trials, regulatory submissions and regulatory approvals would jeopardize timelines for developing, receiving approval for, and subsequently commercializing our product candidates, or obtaining label expansion for our existing products, all of which would adversely affect our operations and financial performance.

COVID-19 impacted DARZALEX sales in 2020 and could in the future affect sales of DARZALEX for existing indications, which could reduce our royalty revenue pursuant to our collaboration with Janssen. Should the resources of healthcare systems worldwide, including in the United States and Europe, become more severely strained by their response to the pandemic or if such strain is prolonged, resources previously devoted to the diagnosis and treatment of

MM may be redeployed to addressing COVID-19, resulting in fewer prescriptions and sales of DARZALEX. Additionally, many patients who currently receive DARZALEX are elderly and immunocompromised and, therefore, more susceptible to severe negative impacts from COVID-19. Such patients may be unable to travel to healthcare facilities to receive DARZALEX treatment as a result of mandatory or self-imposed restrictions on local travel or other social distancing measures. Should they contract COVID-19, they may become unable to continue with their DARZALEX treatment, and many such patients may die. Should treatment of current patients with DARZALEX be temporarily deferred or should such patients die, or should there be a delay or reduction in diagnoses of new MM patients and treatment prescriptions as healthcare resources are redeployed, demand for DARZALEX may be reduced. This would lead to a corresponding reduction in DARZALEX sales and a resulting decrease in our revenues from royalties under our collaboration with Janssen, which would adversely affect our financial performance. In addition, the pandemic could result in delays in clinical development, regulatory approval and commercialization of DARZALEX for additional indications.

The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop, including with respect to new virus variants and vaccine administration. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance, including on the sales of Tivdak and the sales of RYBREVANT, Kesimpta and TEPEZZA, by our partners and on our royalty and milestone income therefrom.

Climate change, or regulatory or market measures to address climate change, may materially adversely affect our financial condition and business operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or flooding. Some potential impacts to our business include increased operating costs due to additional regulatory requirements, water limitations, disruptions to our supply chain from altered availability of goods and services and physical risks to our facilities, which may result in delays in the development of our product candidates or the interruption of our business operations for a substantial period of time. Being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If these facilities are unable to operate, even for a short period of time, any or all of our research and development programs and our commercialization efforts may be harmed.

Our business and operations have experienced rapid growth as we have started to transform into a fully-integrated biotech, which could lead to adverse business impacts if such continued growth is not carefully managed.

We have experienced rapid growth over the last several years, and we anticipate further growth as our pipeline advances, and we move toward further commercialization of products. Since 2019 Genmab has grown from 548 employees to 1,212 at the end of 2021. In 2019 there were 12 ongoing clinical trials for Genmab proprietary products, including those owned at least 50% by the company. By the end of 2021 this number had almost doubled to 23, including multiple Phase III trials. Such growth has put significant demands on our management and infrastructure, including new operational and financial systems, as well as extending manufacturing and commercial outsource arrangements. Our success will depend in part upon our ability to manage this growth effectively, including by maintaining our collaborative culture. As we continue to grow, we must continuously improve our operational, financial and management controls and our reporting systems and procedures. We must ensure that our policies and procedures evolve to reflect our dynamic operating model and implementation of financial systems. We must also continue to effectively retain existing employees and to attract, hire, train and retain new employees. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Further, we cannot be certain that all of the potentially relevant prior art relating to our patents and patent applications has been cited in every patent office. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technologies, products, product candidates, compositions and methods of use.

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

Within the European Union, once an MA is obtained, numerous post-approval requirements also apply. The requirements are regulated by both EU regulations (such as reporting of adverse events, etc.) as well as national applicable regulations (related to, for example, prices and promotional material). In addition, as part of its marketing authorization process, the EMA may grant MAs on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”), to recommend the granting of a MA, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional MA. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that target the treatment, prevention, or medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products. The granting of a conditional MA is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete non-clinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats. Conditional MAs are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

Although we may seek a conditional MA for one or more of our product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional MA have been satisfied.

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

In particular, since its enactment, there have been judicial and congressional challenges to certain aspects of the Affordable Care Act (“ACA”) in the United States, as well as efforts to repeal or replace certain aspects of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. There is currently uncertainty with respect to the impact any such repeal may have and any resulting changes may take time to unfold, which could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. However, we cannot predict the ultimate content, timing or effect of any such action or the impact on us. For example, the Tax Cuts and Jobs Act, among other things, removed the penalties for not complying with the ACA’s individual mandate to carry health insurance. There may be additional challenges and amendments to the ACA in the future.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which, due to subsequent legislative amendments, will stay in effect through 2031 unless additional Congressional action is taken. The American Taxpayer Relief Act, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our out-licensed products and product candidates (if and when approved) and accordingly, our financial results.

We are subject to various laws protecting the confidentiality of certain data and personal information, including patient health information, and our actual or perceived failure to comply could result in penalties and reputational damage.

In the course of our operations, we collect, use, store, disclose, transfer and otherwise process an increasing volume of personal information, including from our employees and third parties with whom we conduct business. Numerous countries in which we, our partners and our third-party contractors, including CROs and CMOs, operate, manufacture and sell our products have, or are developing, laws protecting personal data and the individual’s right to privacy as well as the confidentiality of certain personal data and patient health information (i.e. laws and regulations that address data privacy and security).

EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU General Data Protection Regulation (“GDPR”), which became applicable on May 25, 2018, introduced new data protection requirements in the European Economic Area (the 27 member states of the European Union plus Iceland, Liechtenstein and Norway), (“EEA”), and substantial fines for infringements of the data protection rules. For several EEA jurisdictions, the GDPR expanded significantly the jurisdictional reach of EEA data protection law by extending the law’s application to the processing of personal data in connection with the offering of goods or services to data subjects located in the EEA and processing personal data in connection with monitoring the behavior of data subjects located in the EEA. The GDPR imposes several increased obligations and specific restrictions on controllers and processors processing personal data including, for example, additional requirements in relation to the information obligation, where applicable, higher standards for organizations to demonstrate compliance, such as obtainment of valid consent or assessment of another legal basis to justify the data processing activities, increased requirements pertaining to health data (including, in certain situations, where such data is key-coded), mandatory data breach notification requirements, appointment of a data protection officer where the core activities of the controller or the processor consist of processing of sensitive personal data (i.e., health data) on a large scale, additional mandatory requirements for the content of data processing agreements with service providers processing personal data, implementation of appropriate technical and organizational measures and expanded rights for individuals over their personal data. This could affect our and our partners or third-party contractors’ ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting, or could cause our costs to increase, potentially leading to harm to our business and financial condition. If the measures implemented by us or our partners or service providers in order to comply with the GDPR requirements are not considered sufficient to ensure the necessary compliance level, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity and a potential loss of business. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

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

Relatedly, following the United Kingdom’s withdrawal from the EEA and the European Union, and the expiry of the transition period, companies have to comply with both the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which may expose us to further compliance risk. If we do not comply with our obligations under the GDPR, we could be exposed to the fines discussed above. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

Further, the Court of Justice of the European Union ruled in July 2020 that the Privacy Shield, used by thousands of companies to transfer data between the European Union and United States, was invalid and could no longer be used. In September 2020, Switzerland concluded that the Swiss-U.S. Privacy Shield Framework does not provide an adequate level of protection for data transfers from Switzerland to the United States. Alternative transfer mechanisms may be used, including the standard contractual clauses (“SCCs”), while the authorities interpret the decisions and scope of the invalidated Privacy Shield, but the SCCs have also been called into question in the same ruling that invalidated Privacy Shield. At present, there are few if any viable alternatives to the SCCs, so future developments may necessitate further expenditures on local infrastructure, changes to internal business processes, or may otherwise affect or restrict sales and operations.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our partners. We may also be subject to U.S. federal rules, regulations and guidance concerning data security, including guidance from the FDA. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), as amended. Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity or business associate in a manner that is not authorized or permitted by HIPAA. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, any affiliates and other parties with whom we conduct business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may harm our business, financial condition and results of operations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

Certain states have also adopted comparable privacy and data security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, the California Consumer Privacy Act (“CCPA”) went into effect in 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (“CPRA”) will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In addition to HIPAA, the CCPA and the GDPR, we, our partners and our third-party contractors are subject to similar data privacy and confidentiality laws in other countries in which we or they operate or market our products. Such laws and regulations may also impose costly compliance obligations and potentially significant fines or other penalties for non-compliance.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our business and harm our business, financial condition and results of operations.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations related to privacy and data security, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation and adversely affect our business and results of operations. In addition, if our practices are not consistent, or viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, criminal or civil sanctions, all of which may harm our business, financial condition and results of operations.

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

Healthcare providers, such as physicians and others, play a primary role in the recommendation and prescription of our products. Our or our partners’ arrangements with such persons and third-party payors and our general business operations will expose us or our partners to broadly applicable fraud and abuse regulations, as well as other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable U.S. federal and state and non-U.S. healthcare laws and regulations include, but are not limited to, the Anti-Kickback Statute, the Beneficiary Inducement Statute, the HIPAA federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, the federal transparency requirements under the Physician Payments Sunshine Act and analogous U.S.

state laws. Rules and regulations covering many of the same matters are found in numerous other countries, including in Denmark, and may be more stringent or result in higher exposures than those in the United States.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely continue to be time-consuming and costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. For more information about these and other applicable regulations, see ‘‘Item 4 – Information on the Company —Government Regulation’’ below.

Our employees and partners may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements, which could significantly harm our business.

We are exposed to the risk of fraud or other misconduct of our employees and partners. Misconduct by our partners, vendors or suppliers could include intentional failures to comply with legal requirements or the requirements of the FDA, the EMA and other comparable regulatory authorities; failure to provide accurate information to applicable government authorities; failure to comply with fraud and abuse and other healthcare laws and regulations in the United States, Denmark and other jurisdictions; failure to comply with the FCPA and other applicable anti-bribery laws; failure to report financial information or data accurately; or failure to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, bribery and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Our collaboration agreements include provisions regarding regulatory compliance, but it is not always possible to identify and deter misconduct, and the precautions we and our partners take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

In addition to voting rights, holders’ right to receive any dividends we declare on our shares, whether in the form of cash or bonus securities, is also more limited than that of our shareholders. For example, we may elect to offer subscription rights to our shareholders without offering such rights directly to ADS holders as such subscription rights will be offered to the depositary as shareholder. The depositary has substantial discretion as to what will happen with any offered subscription rights and may determine that it is not legal or reasonably practicable to make such rights available to ADS holders, in which case the depositary will endeavor to sell such rights and distribute the proceeds to ADS holders, which it may not be able to do at the then-current market price or at all. If the depositary is unable to distribute or sell such rights, they will lapse, and ADS holders will receive no value. For more information, see the description of our securities registered under Section 12 of the Exchange Act included as an exhibit to this Annual Report on Form 20-F.

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

Holders’ ADSs, which will be evidenced by American depositary receipts (“ADRs”), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of holders’ ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to holders’ right to cancel their ADSs and withdraw the underlying shares. Temporary delays in the cancellation of holders’ ADSs and withdrawal of the underlying shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our shares. In addition, holders may not be able to cancel their ADSs and withdraw the underlying shares when the holders owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. For more information, see the description of our securities registered under Section 12 of the Exchange Act included as an exhibit to this Annual Report on Form 20-F.

ADS holders’ rights to pursue claims against the depositary are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs provides that the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude the holder from pursuing claims under U.S. federal securities laws in federal courts. Furthermore, if a holder is unsuccessful in such arbitration, the holder may be responsible for the fees of the arbitrator and other costs in connection with such arbitration pursuant to the deposit agreement.

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

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that potential holders consult legal counsel regarding the jury waiver provision before investing in the ADSs.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we could lose our foreign private issuer status in the future. We will next make a determination with respect to our foreign private issuer status on June 30, 2022.

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

B.    BUSINESS OVERVIEW

We are an international biotechnology company with a core purpose to improve the lives of patients by creating and developing innovative antibody therapeutics. Our vision to transform cancer treatment has driven our passionate, innovative and collaborative teams to invent four next-generation antibody technology platforms that play a key role in building our product pipeline, fueling multiple differentiated cancer treatments that make an impact on people’s lives. Our proprietary pipeline, where we are responsible for at least 50% of development, includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. We currently have approximately 20 proprietary and partnered programs in preclinical development and seven product candidates in clinical development, including one approved product, Tivdak, developed in collaboration with Seagen. Tivdak was granted accelerated approval by the FDA for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is the first and only FDA approved ADC in this indication.

In addition to a broad pipeline of differentiated product candidates, our portfolio includes four approved products created by Genmab or that incorporate Genmab’s innovations that are being developed and marketed by others; daratumumab, marketed by Janssen as DARZALEX (IV formulation) and DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the U.S., Europe, Japan and certain other territories for the treatment of certain indications of MM and AL amyloidosis, amivantamab, marketed in the U.S., Europe and certain other territories as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic NSCLC with EGFR exon 20 insertion mutations, SC ofatumumab, marketed in the U.S., Europe, Japan and certain other territories as Kesimpta by Novartis for the treatment of RMS, and teprotumumab, marketed in the U.S. as TEPEZZA by Horizon for the treatment of TED.

Our strong pipeline of novel antibody-based product candidates for the treatment of solid tumors and hematological cancers is designed to address unmet medical needs and improve treatment outcomes for cancer patients. Our goal in building our pipeline is to retain at least 50% of product rights in selected programs and in geographic areas where we believe we will be able to maximize their value; we consider such products to be “our own” proprietary products. We currently have seven proprietary product candidates in clinical development: tisotumab vedotin, epcoritamab, DuoBody-PD-L1x4-1BB (GEN1046), DuoBody-CD40x4-1BB (GEN1042), DuoHexaBody-CD37 (GEN3009), HexaBody-CD38 (GEN3014) and DuoBody-CD3xB7H4 (GEN1047). It was determined in September 2021 that two additional clinical stage product candidates, HexaBody-DR5xDR5 (GEN1029) and DuoBody-CD3x5T4 (GEN1044), would not advance further in development. In addition to our proprietary clinical product candidates our partners, through collaboration agreements with us, have multiple products or product candidates in clinical development including ongoing label expansion studies for daratumumab, amivantamab, ofatumumab and teprotumumab. Our portfolio also includes four proprietary antibody technology platforms: (i) our DuoBody platform, which can be used for the creation and development of bispecific antibodies; (ii) our HexaBody platform, which can be used to increase the potential potency of antibodies through hexamerization; (iii) our DuoHexaBody platform, which enhances the potential potency of bispecific antibodies through hexamerization; and (iv) our HexElect platform, which combines two HexaBody molecules to maximize potential potency while minimizing potential toxicity by more selective binding to desired target cells. Antibody products created with these technologies may be used in a wide variety of indications including cancer and autoimmune, central nervous system and infectious diseases. These platforms play a key role in building our product pipeline, enhancing our partnerships and generating revenue. We selectively enter into collaborations with other biotechnology and pharmaceutical companies that build our network in the biotechnology space and give us access to complementary novel technologies or products that move us closer to achieving our vision and fulfilling our core purpose.

The following charts summarize the disease indications and most advanced development status of products or product candidates in development by Genmab or by partners who are leveraging Genmab’s innovation and technology. All Genmab owned ≥50% products and product candidates in ongoing clinical development are included in the chart below.

Genmab’s Proprietary1 Products

Products and product candidates created by Genmab or created using Genmab’s DuoBody bispecific antibody technology are being developed by partners in programs that run from Phase I development to approved medicines. The tables in this section include those therapies that have been approved as well as clinical stage products in Phase II development or later.

Programs Incorporating Genmab’s Innovations and Technology4

Approved Medicines

≥Phase II Clinical Stage Programs

1Products or product candidates where Genmab has ≥50% ownership. Certain products in co-development, partners as indicated.

2See local country prescribing information for precise indications and safety information.

3Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen.

4Products created by Genmab or that incorporate Genmab’s innovation and technology, that are under development and where relevant commercialized by a third-party.

Our Business Strategy

Key elements of our strategy to achieve our vision and fulfill our core purpose include:

●	Recurring revenue streams from collaborations.
●	DARZALEX: Janssen is seeking to extend the commercial reach of daratumumab through label expansion. We will continue to contribute to the development strategy for daratumumab through a joint development and steering committee with Janssen.

●	RYBREVANT: Janssen is investigating the use of amivantamab for the treatment of NSCLC. In May 2021, Janssen received approval from the FDA for amivantamab for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy. In December 2021 the EC granted Janssen a conditional MA for amivantamab for the treatment of adult patients with advanced NSCLC with activating EGFR exon 20 insertion mutations, after failure of platinum-based therapy. Amivantamab is the first product created using Genmab’s proprietary DuoBody technology platform to receive regulatory approval.
●	Kesimpta: Novartis is investigating the use of ofatumumab for the treatment of RMS. In August 2020, Novartis received approval from the FDA for ofatumumab in RMS. Novartis was granted an MA for the treatment of RMS by the EC in March 2021.
●	TEPEZZA: Horizon is investigating the use of teprotumumab for the treatment of TED and diffuse cutaneous systemic sclerosis. In January 2020, Horizon received approval from the FDA for teprotumumab in TED.
●	Actively advance and expand our proprietary product pipeline. We are actively advancing our promising proprietary product candidates through development and seek to expand our proprietary product pipeline by developing new products in-house and by partnering selectively. In 2021 the first Phase III study of epcoritamab was initiated. We are developing epcoritamab in collaboration with AbbVie.
●	Strengthen our product portfolio with strategic collaborations and potential acquisitions. We enter into strategic product and technology collaborations to build our network in the biotechnology space and to strengthen our portfolio with complementary technologies or products. We monitor for potential acquisitions that would advance our overall strategy.
●	Leverage our proprietary technology platforms. Our leading proprietary antibody technology platforms play a key role in building our product pipeline, enhancing our partnerships and generating revenue. Multiple new product candidates are currently being developed by us and our partners using our technology platforms, including proprietary product candidates created with our DuoBody and HexaBody technologies. We actively seek partners interested in developing potential antibody therapeutics using our technologies.
●	Build our translational research capabilities. Leveraging our expertise in antibody technologies and product development, we are expanding our translational research capabilities with the goal of building a library of antibody therapeutics that can be tailored to patients.
●	Build our commercialization capabilities. We are currently building and expanding our commercialization capabilities to allow us to bring our own products to market for the indications and in the geographies we determine would create value for our customers and shareholders. Our initial focus for commercialization will be in the U.S. and in Japan. Our first product on the market is Tivdak, which received accelerated approval by the FDA in September 2021. Tivdak is being co-developed by Genmab and Seagen. Under a joint commercialization agreement, Genmab will co-promote Tivdak in the U.S. and lead commercial operational activities in Japan.

Our Products and Product Candidates

Daratumumab (DARZALEX)

Our lead product, daratumumab, marketed as DARZALEX for the treatment of certain MM and AL amyloidosis indications, is a human IgG1k mAb that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of MM cells and is also expressed by AL amyloidosis. It triggers a person’s own immune system to attack cancer cells, resulting in rapid tumor cell death through multiple immune-mediated mechanisms of action and through immunomodulatory effects, in addition to direct tumor cell death via apoptosis, or programmed cell death. When first approved by the FDA in 2015 for intravenous (“IV”) administration, it was the first human CD38-targeting mAb to reach the market and the first mAb to receive FDA approval to treat MM. DARZALEX is also the first and only SC CD38-directed antibody approved for the treatment of certain MM indications and the first and only approved therapy for AL amyloidosis. DARZALEX is commercialized by Janssen, under an exclusive development, manufacturing and commercialization agreement, which we entered into in 2012.

MM is an incurable blood cancer that starts in the bone marrow and is characterized by an excess proliferation of plasma cells. The 5-year survival rate for MM patients is estimated at 55.6% in the United States, based on 2011–2017 data from the National Cancer Institute Surveillance, Epidemiology, and End Results (“SEER”). The American Cancer Society estimated that approximately 34,920 people in the United States were newly diagnosed with MM in 2021 and approximately 12,410 people died from the disease. The World Health Organization (“WHO”) estimated that approximately 176,404 people worldwide were newly diagnosed with MM in 2020 and 117,077 people died from the disease. AL amyloidosis is a very rare disease caused by the buildup of an abnormal protein called amyloid, which is made by plasma cells, in the tissues or organs. Approximately 4,000 new cases are diagnosed annually in the U.S.

The warnings and precautions for DARZALEX include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea, diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection. The warnings and precautions for DARZALEX FASPRO include hypersensitivity and other administration reactions and cardiac toxicity in patients with AL amyloidosis. The most frequently reported adverse reaction (incidence ≥20%) in clinical trials of DARZALEX FASPRO monotherapy in patients with MM was upper respiratory tract infection. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials in patients with AL amyloidosis were: upper respiratory tract infection, diarrhea, peripheral edema, constipation, fatigue, peripheral sensory neuropathy, nausea, insomnia, dyspnea and cough.

Existing Marketing Approvals

Janssen has obtained regulatory approvals for DARZALEX, IV and SC formulations, in the jurisdictions set forth in the table below, as well as in certain other countries.

DARZALEX is indicated for the treatment of adult patients as either IV (daratumumab) or SC (daratumumab and hyaluronidase-fihj) administration:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)

United States:

Relapsed / Refractory MM
IV: November 2015 SC: May 2020	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	IV: SIRIUS (MMY2002) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: November 2016 SC: May 2020	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: June 2017 SC: July 2021	In combination with Pd for patients who have received at least two prior therapies, including lenalidomide and a PI	IV: EQUULEUS (MMY1001) SC: APOLLO (MMY3013)
IV: August 2020 SC: December 2021	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	IV: CANDOR SC: PLEIADES (MMY2040)

Frontline MM
IV: May 2018 SC: May 2020	In combination with VMP for newly diagnosed patients who are ineligible for autologous stem cell transplant (“ASCT”)	IV: ALCYONE (MMY3007) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: June 2019 SC: May 2020	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	IV: MAIA (MMY3008) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: September 2019 SC: January 2021	In combination with VTd for newly diagnosed patients who are eligible for ASCT	IV & SC: CASSIOPEIA (MMY3006)

Split Dosing Regimen
IV: February 2019	Option to split first infusion over two consecutive days	IV: EQUULEUS (MMY1001)
AL Amyloidosis
SC: June 2021	In combination with VCd for newly diagnosed patients	SC: ANDROMEDA (AMY3001)
European Union:

Relapsed / Refractory MM
IV: April 2016 SC: June 2020	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	IV: SIRIUS (MMY2002) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: February 2017 SC: June 2020	In combination with Rd or Vd for patients who have received at least one prior therapy	IV: CASTOR (MMY3004); POLLUX (MMY3003) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: May 2021	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	IV: CANDOR
SC: June 2021	In combination with Pd for patients who have received at least two prior therapies, including lenalidomide and a PI	SC: APOLLO (MMY3013)

Frontline MM
IV: July 2018 SC: June 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	IV: ALCYONE (MMY3007) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)

IV: November 2019 SC: June 2020	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	IV: MAIA (MMY3008) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)
IV: January 2020 SC: June 2020	In combination with VTd for newly diagnosed patients who are eligible for ASCT	IV: CASSIOPEIA (MMY3006) SC: COLUMBA (MMY3012)/ PLEIADES (MMY2040)

Split Dosing Regimen
IV: December 2018	Option to split first infusion over two consecutive days	IV: EQUULEUS (MMY1001)
AL Amyloidosis
SC: June 2021	In combination with VCd for newly diagnosed patients	SC: ANDROMEDA (AMY3001)
Japan:

Relapsed / Refractory MM
IV: September 2017 SC: March 2021	In combination with Rd or Vd	IV: CASTOR (MMY3004); POLLUX (MMY3003) SC: COLUMBA (MMY3012)
IV: November 2020	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	IV: CANDOR
SC: December 2021	In combination with Pd for patients who have received at least two prior therapies, including lenalidomide and a PI	SC: APOLLO (MMY3013)

Frontline MM
IV: August 2019 SC: March 2021	In combination with VMP for newly diagnosed patients ineligible for ASCT	IV: ALCYONE (MMY3007) SC: COLUMBA (MMY3012)
IV: December 2019 SC: March 2021	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	IV: MAIA (MMY3008) SC: COLUMBA (MMY3012)
AL Amyloidosis
SC: August 2021	In combination with VCd for newly diagnosed patients	SC: ANDROMEDA (AMY3001)

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pd = pomalidomide and dexamethasone; Kd = carfilzomib and dexamethasone; VCd = bortezomib, cyclophosphamide and dexamethasone

Development Status

Beyond the current labeled indications, Janssen is conducting additional clinical studies for daratumumab, including multiple Phase III studies for the treatment of various stages of MM, including smoldering MM (“SMM”), frontline MM and R/R MM, with daratumumab alone or in combination with other therapies. The majority of these Phase III studies are utilizing the SC formulation of daratumumab.

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

Janssen used CENTAURUS data to set the dose schedule for the Phase III randomized, open-label, multicenter AQUILA (SMM3001) study, which is designed to assess the efficacy of daratumumab by SC injection in delaying the progression from SMM to MM in high-risk SMM patients. The AQUILA study recruited patients (≥18 y) who have had a confirmed diagnosis of SMM for ≤5 years, have factors indicating a high risk of progression, and have an Eastern Cooperative Oncology Group performance status of ≤1, which refers to impact of the disease on the patient’s daily living abilities. The primary endpoint is PFS as assessed by an independent review committee. Secondary endpoints include time to biochemical or diagnostic (SLiM-CRAB) progression, overall response rate (“ORR”), CR rate, duration of and time to response, time to first-line treatment for MM, PFS on first-line treatment for MM, incidence of MM with adverse prognostic features and OS. Disease will be evaluated per International Myeloma Working Group response criteria. The study completed enrollment in May 2019 and is currently ongoing.

Daratumumab for Frontline Treatment for Transplant Eligible Patients

Janssen is conducting the following Phase III trials for frontline treatment of transplant eligible MM patients:

The Phase III PERSEUS (MMY3014) study is currently ongoing to evaluate the SC formulation of daratumumab in combination with VRd compared to VRd alone in approximately 690 participants with previously untreated MM. The primary endpoint of the study is PFS from randomization to the date of disease progression or death. Secondary endpoints include MRD-negative rate, ORR, PFS on next line of therapy, OS, time to and duration of response, health-related quality of life, pharmacokinetics, immunogenicity, stem cell yield after mobilization and time to engraftment post-ASCT. The PERSEUS trial completed enrollment in November 2019 and is currently ongoing.

Janssen also announced the Phase III randomized, open-label AURIGA (MMY3021) trial to evaluate SC daratumumab in combination with lenalidomide as maintenance treatment in approximately 214 patients with newly diagnosed MM who are MRD positive after frontline ASCT and have no prior anti-CD38 exposure, compared with maintenance treatment by lenalidomide alone. The trial is currently recruiting.

Daratumumab for Frontline Treatment for Non-Transplant Eligible Patients

Janssen is conducting the following Phase III trials for frontline treatment of non-transplant eligible MM patients:

The Phase III CEPHEUS (MMY3019) study is evaluating the SC formulation of daratumumab in combination with bortezomib, lenalidomide and dexamethasone, or VRd, compared to VRd alone in approximately 395 participants with frontline MM for whom hematopoietic stem cell transplant is not planned as initial therapy. The primary endpoint of the study is the percentage of participants with negative MRD status, measured after randomization and prior to PD or subsequent anti-MM therapy. Secondary endpoints include PFS, CR, MRD-negativity rate at one year, ORR, VGPR, PFS on the next line of therapy, DoR, health-related quality of life, pharmacokinetics, immunogenicity, and OS. The CEPHEUS trial completed enrollment in September 2019 and is currently ongoing.

Amivantamab

Amivantamab, created using Genmab’s DuoBody technology platform is a fully human bispecific antibody that targets EGFR and Met, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development and commercialization of amivantamab and is currently investigating the use of amivantamab in various NSCLC indications. In May 2021, Janssen received approval from the FDA for amivantamab, as RYBREVANT, for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy. RYBREVANT has also been approved in the EU and other markets. These are the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform.

Amivantamab for the Treatment of Non-small Cell Lung Cancer

NSCLC makes up 80% to 85% of all lung cancers, which is one of the most common cancers worldwide. One of the most common mutations in NSCLC is alterations in EGFR, which is a receptor tyrosine kinase that supports cell growth and division. EGFR mutations are found in 10% to 15% of patients with NSCLC and EGFR exon 20 insertion mutations are the third most prevalent activating EGFR mutation. Patients with this profile have a real-world five-year overall survival rate of 8% in the frontline setting. Amivantamab is the first fully-human bispecific antibody approved for the treatment of patients with NSCLC with EGFR exon 20 insertion mutations.

In May 2021 the FDA approved the use of amivantamab, marketed as RYBREVANT for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations, as detected by an FDA-approved test, whose disease has progressed on or after platinum-based chemotherapy. Subsequently in December 2021 the EC granted Janssen a conditional MA for the treatment of adult patients with advanced NSCLC with activating EGFR exon 20 insertion mutations, after failure of platinum-based therapy. The approvals were based on data from the Phase I CHRYSALIS study.

Key Ongoing Trials in NSCLC

Janssen’s clinical development program for amivantamab also includes the following ongoing Phase III clinical trials:

The Phase III PAPILLON study is a randomized, open-label study of the combination of amivantamab and carboplatin-pemetrexed therapy compared with carboplatin-pemetrexed in patients with EGFR exon 20 insertion mutated locally advanced or metastatic NSCLC. The estimated enrollment in the study is 300 patients and the study is currently recruiting.

The Phase III MARIPOSA study is a randomized study of amivantamab and lazertinib combination therapy versus osimertinib versus lazertinib as first-line treatment in patients with EGFR-mutated locally advanced or metastatic NSCLC. The estimated enrollment in the study is 1,000 patients and the study is currently recruiting.

The Phase III MARIPOSA-2 study is a randomized, open-label study of amivantamab and lazertinib in combination with platinum-based chemotherapy compared with platinum-based chemotherapy in patients with EGFR-mutated locally advanced or metastatic NSCLC after osimertinib failure. The estimated enrollment in the study is 500 patients and the study is currently recruiting.

Additional Trials of Interest

A Phase Ib study to assess the safety and pharmacokinetics of the SC formulation of amivantamab in advanced solid malignancies is currently recruiting with anticipated enrollment of 176 patients.

A Phase II open-label study of amivantamab in patients with previously treated advanced or metastatic gastric or esophageal cancer is recruiting with anticipated enrollment of 60 patients.

Ofatumumab

Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. The CD20 molecule is found on the surface of B-cells, the type of cell which is believed to trigger the inflammatory process that leads to MS. The CD20 molecule is not shed from the cell surface and is not internalized following antibody binding. The antigen-binding fragment (“Fab”) domain of ofatumumab binds to the CD20 molecule and the fragment crystallizable (“Fc”) domain mediates immune effector functions to result in B-cell lysis in vitro. Ofatumumab directs the body’s immune system to fight normal and cancerous B-cells. Data suggest that possible mechanisms of cell lysis include complement-dependent cytotoxicity (“CDC”), and antibody-dependent, cell-mediated cytotoxicity (“ADCC”). Novartis is responsible for the development and commercialization of ofatumumab in all potential indications and is currently investigating and commercializing a SC formulation of ofatumumab for the treatment of RMS.

Kesimpta for the Treatment of Relapsing Multiple Sclerosis

MS is a chronic inflammatory disease of the central nervous system characterized by myelin destruction and axonal damage of the brain, optic nerves and spinal cord. MS disrupts the normal functioning of the brain, optic nerves and spinal cord through inflammation and tissue loss. MS affects approximately 2.3 million people worldwide. It is often characterized into the following forms: primary progressive MS (“PPMS”) and RMS, which includes relapsing-remitting MS (“RRMS”) and secondary progressive MS (“SPMS”). Approximately 85% of patients initially present with RRMS. There is currently no cure for MS. Treatment typically focuses on speeding recovery from attacks, slowing the progression of the disease and managing MS. Ofatumumab is the first fully human anti-CD20 monoclonal antibody administered with a monthly 20 mg SC dosing regimen in clinical trials.

In August 2020 the FDA approved the use of Kesimpta injection for SC use, for the treatment of RMS in adults, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease. In March 2021 the EC granted Novartis an MA for the use of Kesimpta in the treatment of RMS in adults with active disease defined by clinical or imaging features. Kesimpta was also approved in Japan in March 2021. The approvals were based on data from the Phase III ASCLEPIOS I & II and Phase II APLIOS trials. The approval in Japan was also based on the Phase II COMB157G1301 study.

Key Ongoing Trials in RMS

Novartis’ clinical development program for ofatumumab also includes the following ongoing Phase III clinical trials:

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

The Phase III STHENOS study is an open-label, rater-blind randomized multi-center parallel-arm active-comparator study to assess the efficacy and tolerability of ofatumumab 20mg SC monthly versus first line physician’s choice standard of care disease modifying therapy in the treatment of newly diagnosed RMS. The anticipated enrollment for this study is 236 patients and the study is currently recruiting.

The Phase III NEOS study is a two-year, randomized, three-arm, double-blind, non-inferiority study comparing the efficacy and safety of ofatumumab and Siponimod versus fingolimod in pediatric patients with MS followed by an open-label extension. The anticipated enrollment for this study is 180 patients and the study is currently recruiting.

Teprotumumab

Teprotumumab is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a well-validated target. Teprotumumab was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Horizon is developing and manufacturing teprotumumab for the treatment of TED and investigating teprotumumab for the treatment of diffuse cutaneous systemic sclerosis. In February 2019, Horizon reported positive topline results from the Phase III confirmatory OPTIC study of teprotumumab in the treatment of active TED. The study met its primary endpoint showing more patients treated with teprotumumab compared with placebo had a meaningful improvement in proptosis, or bulging of the eye, as 82.9% of patients treated with teprotumumab compared to 9.5% of placebo patients achieved the primary endpoint of a 3mm or more reduction in proptosis (p<0.001). The safety profile of teprotumumab in OPTIC was similar to that seen in the Phase II study with no new safety observations. The drop-out rate was <5% and balanced across placebo and treatment arms. There were no deaths during the study and a total of three serious adverse events: in the placebo arm, one patient had a visual field defect and received orbital decompression surgery and discontinued study; in the teprotumumab arm, one patient had pneumothorax (considered not related to study drug) and another had an infusion reaction that led to discontinuation of study drug. The vast majority of treatment-emergent adverse events were mild to moderate in intensity and no other adverse events resulted in discontinuation. Horizon submitted a BLA to the FDA in July 2019. The FDA granted priority review to the BLA in September 2019 and teprotumumab was subsequently approved as TEPEZZA in January 2020.

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

Tivdak for the Treatment of Cervical Cancer

SEER estimated that 14,480 women would be diagnosed with cervical cancer in the United States in 2021, and that 4,290 would die from cervical cancer. Up to 16% of women initially present with metastatic cervical cancer, and those who present with earlier-stage disease may experience recurrence following treatment. Among women who present with earlier stage disease, 15%-61% will go on to develop metastatic cervical cancer, most commonly within the first two years following completion of therapy. The 5-year survival rate for women in the U.S. and Japan with recurrent or metastatic cervical cancer is only 17.6% and 19.5%, respectively.

In September 2021 the FDA granted Genmab and Seagen accelerated approval for Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak was approved under the FDA’s Accelerated Approval Program based on tumor response and the durability of the response. Continued approval may be contingent upon verification and description of clinical benefit in confirmatory trials. The approval was based on the innovaTV 204 study in 101 patients with recurrent or metastatic cervical cancer who had received no more than two prior systemic regimens in the recurrent or metastatic setting, including at least one prior platinum-based chemotherapy regimen.

Key Ongoing Trials

We and Seagen are currently evaluating tisotumab vedotin for the treatment of cervical cancer and other solid tumors in six clinical studies: innovaTV 204, innovaTV 205, innovaTV 206, innovaTV 207, innovaTV 208 and innovaTV 301.

innovaTV 204 is a single arm, multicenter, international, potentially registrational Phase II trial in patients with cervical cancer who have relapsed or progressed on or after platinum-containing chemotherapy and who have received or are ineligible for bevacizumab, with enrollment of 102 patients. The primary endpoint of the study was ORR as assessed by an independent review committee. The trial also assessed DoR, PFS, OS and safety. Favorable topline results were announced in July 2020; results from the trial showed a 24% confirmed ORR by independent central review (95% Confidence Interval: 15.9% - 33.3%) with a median DOR of 8.3 months. The most common treatment-related adverse events (greater than or equal to 20 percent) included alopecia, epistaxis (nose bleeds), nausea, conjunctivitis, fatigue and dry eye. The data was featured in a late-breaking proffered paper oral presentation at the European Society for Medical Oncology (“ESMO”) Virtual Congress 2020 in September. Based on this data, a BLA was submitted in February 2021 to support a potential accelerated approval pathway with the FDA. Subsequently, in September 2021, the FDA granted accelerated approval to tisotumab vedotin, as Tivdak, based on this study.

innovaTV 205 is a Phase I/II study of tisotumab vedotin as monotherapy or in combination with other therapies in subjects with recurrent or stage IVB cervical cancer and innovaTV 206 is a Phase I/II open label, single arm study of tisotumab vedotin monotherapy for patients in Japan with advanced solid malignancies. The first patient in the innovaTV 206 study was dosed in March 2019 with an expansion phase of tisotumab vedotin as monotherapy initiated in August 2019. In December 2019 the innovaTV 205 study was updated to include an arm with weekly dosing of tisotumab vedotin monotherapy. Interim data from two cohorts of the study was presented at the ESMO Virtual Congress 2021 as part of a featured mini oral presentation. The study is currently ongoing.

Beyond recurrent and/or metastatic cervical cancer, we believe there may be opportunities for tisotumab vedotin in earlier lines of cervical cancer and in other solid tumors that express TF. In 2018, we and Seagen announced innovaTV 207 and innovaTV 208, Phase II studies to assess, respectively, the activity, safety and tolerability of tisotumab vedotin for the treatment of selected solid tumors and the efficacy of tisotumab vedotin for platinum-resistant ovarian cancer. The innovaTV 207 study is currently recruiting while the innovaTV 208 study is active but no longer recruiting.

The first Phase III study of tisotumab vedotin was announced in January 2021. The open-label, randomized, global trial of tisotumab vedotin versus chemotherapy is enrolling approximately 482 patients with recurrent or metastatic cervical cancer who have received one or two prior lines of systemic therapy for their recurrent or metastatic disease. Eligible patients will be randomized to receive either tisotumab vedotin 2.0 mg/kg every three weeks or investigator’s choice of chemotherapy. The primary endpoint of the study is overall survival. This global study is sponsored by Seagen in collaboration with Genmab, European Network of Gynaecological Oncological Trial Groups and the Gynecologic Oncology Group. The study is designed to confirm the potential of tisotumab vedotin as monotherapy for patients with metastatic and or recurrent cervical cancer. The study is currently recruiting.

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

Epcoritamab for the Treatment of B-cell malignancies

DLBCL is the most common type of non-Hodgkin lymphoma (“NHL”) in the United States and worldwide. It is an aggressive form of NHL with relative 5-year survival rates of 63.9%, based on 2011-2017 SEER data. Prevalence is anticipated to increase, driven by growth in aging populations. DLBCL affects B-lymphocytes and can develop in the lymph nodes or in other organs, and may be either localized or generalized. The prognosis for relapsed or refractory DLBCL patients is poor, especially for those with high-risk factors, and for most patients with refractory DLBCL there are no curative treatment options. We and AbbVie are currently evaluating SC epcoritamab for the treatment of B-cell malignancies including DLBCL and CLL in five clinical studies: GCT3013-01 or EPCORE NHL-1, GCT3013-02 or EPCORE NHL-2, GCT3013-03 or EPCORE CLL-1, GCT3013-04 or EPCORE NHL-3 and GCT3013-05 or EPCORE DLBCL-1. Additional studies, including Phase III studies, are planned.

The first patient was dosed in the Phase I/II GCT3013-01, or EPCORE-NHL-1 safety and efficacy study of epcoritamab for the treatment of B-cell malignancies in July 2018, with initial dose-escalation data presented in December 2019. Updated dose-escalation data was presented at the American Society of Hematology (“ASH”) annual meetings in December 2020 and 2021, and published in The Lancet, concluding that epcoritamab demonstrates a consistent and favorable safety profile, with no grade ≥3 CRS events and limited neurotoxicity, in support of outpatient administration. Emerging data shows that, with longer follow-up, epcoritamab presents substantial single-agent efficacy, including CR in heavily pretreated patients with FL, MCL, and DLBCL. The first expansion cohort was initiated in July 2020 and the trial is currently recruiting. A similar trial, GCT3013-04 or EPCORE NHL-3 is currently recruiting patients in Japan.

GCT3013-03, or EPCORE CLL-1, is a Phase I/II open-label, multi-center safety and efficacy study of epcoritamab in relapsed/refractory CLL and Richter’s Syndrome. The trial includes two parts, a dose escalation phase (phase Ib) and an expansion phase (phase II). The dose escalation phase is currently recruiting, with preliminary results presented at ASH 2021.

GCT3013-05, or EPCOR DLBCL-1, is the first Phase III study of epcoritamab. The purpose of the open-label, randomized, multi-center trial is to evaluate the efficacy of epcoritamab compared to investigator's choice of chemotherapy in patients with relapsed, refractory DLBCL who have failed or are ineligible for ASCT. Estimated enrollment into the trial is 480 patients and the study is currently enrolling. The first patient was dosed in this study in January 2021.

DuoBody-PD-L1x4-1BB (GEN1046)

DuoBody-PD-L1x4-1BB is a bispecific antibody designed to target PD-L1 and 4-1BB to block the inhibitory PD-1/PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using an inert Fc backbone. PD-L1 is a validated target that is expressed on tumor cells. 4-1BB is a trans-membrane receptor belonging to the TNF receptor super-family and is expressed predominantly on activated T-cells. In preclinical settings, DuoBody-PD-L1x4-1BB promoted conditional T-cell activation in a tumor-specific manner by simultaneous activation and release of the key inhibitory brake. Preclinical studies also indicated a release of T-cell inhibition through the PD-1/PD-L1 axis, including in the absence of 4-1BB, strong co-stimulation via the agonistic activity of 4-1BB and T-cell clonal expansion. We are developing DuoBody-PD-L1x4-1BB for the treatment of solid cancers in collaboration with BioNTech using our proprietary DuoBody technology platform and PD-L1 antibody and BioNTech’s 4-1BB antibody. A Phase I/II study of DuoBody-PD-L1x4-1BB for the treatment of malignant solid tumors was initiated in May 2019 with the first expansion cohort initiated in the first quarter of 2020. Preliminary clinical data was presented at the Society for Immunotherapy of Cancer (“SITC”) Annual Meeting in November 2020. The study is currently recruiting. A Phase II study of DuoBody-PD-L1x4-1BB was initiated in November 2021. The multicenter, randomized, open-label study will evaluate DuoBody-PD-L1x4-1BB as monotherapy and in combination with pembrolizumab as treatment for patients with relapsed / refractory metastatic NSCLC after treatment with standard of care therapy with an immune checkpoint inhibitor.

DuoBody-CD40x4-1BB (GEN1042)

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

We are developing DuoBody-CD40x4-1BB for the treatment of solid cancers in collaboration with BioNTech using Genmab’s proprietary DuoBody technology platform and BioNTech’s CD40 and 4-1BB antibodies. The first patient was dosed in the first-in-human Phase I/II study of DuoBody-CD40x4-1BB for the treatment of malignant solid tumors in September 2019. Preliminary dose-escalation data was presented at the SITC Annual Meeting in November 2021. In September 2021 the study was updated to include multiple expansion cohorts in combination and in additional indications. These include DuoBody-CD40x4-1BB in combination with pembrolizumab in first-line NSCLC, in first-line head and neck squamous cell carcinoma and in first-line melanoma and in combination with pembrolizumab and chemotherapy in first-line head and neck squamous cell carcinoma and in first-line pancreatic ductal adenocarcinoma. The study is currently recruiting.

DuoHexaBody-CD37 (GEN3009)

DuoHexaBody-CD37 is a bispecific IgG1, created with our propriety DuoHexaBody technology platform that targets two non-overlapping CD37 epitopes. CD37 is a tetraspanin membrane protein abundantly expressed on normal and malignant B cells and represents a promising target for the treatment of B-cell malignancies. With DuoHexaBody-CD37 we aimed to generate CD37-specific antibodies with superior CDC activity. CDC is an efficient effector mechanism employed by multiple existing antibody therapeutics. In preclinical settings DuoHexaBody-CD37 has been shown to induce potent in vivo and in vitro anti-tumor activity. As presented at ASH in December 2018, DuoHexaBody-CD37 induced superior CDC activity compared to single HexaBody molecules or the combination thereof in CLL cells ex vivo. In addition, the potency of DuoHexaBody-CD37 was superior to standard-of-care CD20 antibodies ex vivo. The encouraging preclinical models suggest DuoHexaBody-CD37 is a promising candidate for clinical development in B-cell malignancies. In March 2020, we initiated a Phase I/II clinical trial of DuoHexaBody-CD37 for the treatment of hematologic malignancies. In December 2021 an arm was added to the study investigating DuoHexaBody-CD37 in combination with epcoritamab. The study is currently recruiting. We are developing DuoHexaBody-CD37 in collaboration with AbbVie.

HexaBody-CD38 (GEN3014)

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

In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. See below for additional details about this agreement. We submitted an IND to the FDA for HexaBody-CD38 in October 2020. In March 2021 we initiated a Phase I/II clinical trial of HexaBody-CD38 for the treatment of hematologic malignancies. The study is currently recruiting.

DuoBody-CD3xB7H4 (GEN1047)

DuoBody-CD3xB7H4 is a bispecific antibody created with our proprietary DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. The first preclinical presentation of DuoBody-CD3xB7H4 was made at the SITC Annual Meeting in November 2021. In preclinical studies, DuoBody-CD3xB7H4 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. DuoBody-CD3xB7H4 is being developed as a therapeutic agent for the treatment of solid cancer indications known to express B7H4. We submitted an IND to the FDA for DuoBody-CD3xB7H4 in July 2021. In January 2022 the first patient was dosed in the first-in-human Phase I/II clinical trial of DuoBody-CD3xB7H4 for the treatment of solid tumors. The study is currently recruiting.

DuoBody-CD3x5T4 (GEN1044)

DuoBody-CD3x5T4 is a CD3 bispecific, Fc-silenced IgG1 antibody with the capacity to crosslink T cells with 5T4-expressing tumor cells. In September 2021 we, along with AbbVie, decided that the data did not support the further development of DuoBody-CD3x5T4. The maximum tolerated dose was reached at a dose level that is below the one expected to be active.

HexaBody-DR5/DR5 (GEN1029)

HexaBody-DR5/DR5 is a proprietary antibody therapeutic candidate created with our proprietary HexaBody technology and DR5antibodies acquired from IDD Biotech. HexaBody-DR5/DR5 consists of two non-competing HexaBody molecules that are designed to target two distinct epitopes on death receptor 5, or “DR5”, a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. HexaBody-DR5/DR5 was the first HexaBody molecule to enter the clinic. In 2018, we initiated a Phase I/II clinical trial of HexaBody-DR5/DR5, GCT1029-01, for the treatment of solid tumors, with the first patient dosed in May 2018.

In September 2021 we decided that the data did not support the further development of HexaBody-DR5/DR5. Preliminary activity was shown, but the narrow therapeutic index does not support further development.

Preclinical Programs

In addition to our marketed products and clinical product candidates, we have approximately 20 active in-house and partnered preclinical programs.

Partnered Candidates

Our partners currently have multiple product candidates in clinical development through collaboration agreements with us. These include several bispecific antibodies being developed by Janssen using our proprietary DuoBody technology, which are being tested to treat NSCLC, solid tumors and certain MM indications. Additional products are being developed in partnership with Bristol-Myers Squibb (“BMS”), ADC Therapeutics, Lundbeck, Provention Bio, Global Blood Therapeutics and Novo Nordisk. In June 2021 teclistamab, in development with Janssen for certain MM indications, received BTD from the FDA. In December 2021 Janssen submitted a BLA to the FDA for teclistamab for the treatment of relapsed or refractory multiple myeloma. In January 2022 Janssen submitted a marketing authorization application (“MAA”), for teclistamab for the same indication. A Phase III study of teclistamab in combination with SC daratumumab in patients with relapsed or refractory MM was announced in October 2021 and is currently recruiting.

Our Technology Platforms

DuoBody Platform

The DuoBody platform is our innovative proprietary platform for the creation and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same, or on different targets (also known as dual-targeting). We believe that dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example engaging a T-cell to kill a tumor cell). Bispecific antibodies generated with our DuoBody platform can be used for the development of potential therapeutics for cancer, hemophilia and autoimmune, infectious, cardiovascular and central nervous system diseases. DuoBody molecules are designed to combine the benefits of bispecificity with the strengths of conventional antibodies, which may allow DuoBody molecules to be administered and dosed in the same way as other antibody therapeutics. Based on a proof-of-concept study, we believe that our DuoBody platform generates bispecific antibodies via a versatile and broadly applicable process which has the potential to be easily performed at high throughput, at standard bench, as well as on a commercial manufacturing scale. We use the DuoBody platform to create our own bispecific antibody programs and we actively seek partners interested in developing antibody therapeutics using our DuoBody technology. We have a number of commercial partners for the DuoBody technology, including Janssen, BioNTech, AbbVie and Novo Nordisk. See “—Product and Technology Collaborations—Collaborations and Other Agreements for our Partnered Products” for more information about our current licenses and collaborations.

A number of our proprietary bispecific antibodies created with the DuoBody technology are in clinical development. In addition, Janssen has progressed a number of product candidates into clinical development through our DuoBody partnership, including amivantamab, which has been approved in the U.S., Europe and certain other markets and teclistamab, for which a BLA was filed with the FDA in December 2021 and an MAA filed with the EMA in January 2022.

HexaBody Platform

Our HexaBody platform is a proprietary technology that is designed to increase the potency of antibodies. The HexaBody platform is designed to build on natural biology to strengthen the natural killing ability of antibodies while retaining regular structure and specificity. The HexaBody technology allows for the creation of potentially potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody platform to generate antibodies with an enhanced complement-mediated killing design, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody platform may lead to subsequent outside-in signaling. The HexaBody technology creates opportunities to explore new product candidates, to repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency and may provide a useful strategy in product life cycle management. We believe that the HexaBody technology is broadly applicable and may be combined with other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications in cancer and infectious diseases.

HexaBody-DR5/DR5 is our first proprietary antibody created with HexaBody technology to reach clinical development, though in September 2021 we decided that the data did not support the further development of HexaBody-DR5/DR5. In June 2019, we entered into an exclusive license and option agreement with Janssen to collaborate exclusively on a next-generation CD38 antibody product incorporating our proprietary HexaBody technology. The IND for HexaBody-CD38 was submitted to the FDA in October 2020 and the first CTA, in Denmark, was submitted in November 2020. The first patient was dosed with HexaBody-CD38 in March 2021.

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

We have no involvement with the manufacturing process for our partnered approved products, DARZALEX and RYBREVANT, handled by Janssen, Kesimpta, by Novartis and TEPEZZA handled by Horizon, under the applicable agreements. Currently, the majority of the drug products required for our clinical trials and preclinical studies are manufactured by Lonza. In addition, we rely on other third parties to perform additional steps in the manufacturing process, including fill and finish, shipping and storage of drug products and our product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. Although we rely on our cGMP manufacturers and suppliers, we have personnel with substantial manufacturing and production experience to oversee our relationships with such manufacturers and suppliers.

We believe our CMOs are, and any future CMOs will be, capable of producing sufficient quantities of drug product to support our currently planned commercialization, clinical trials and preclinical studies. We also believe that there are a number of alternative third-party manufacturers that have similar capabilities that would be capable of providing sufficient quantities of commercial products and drug product for our planned clinical trials and preclinical studies. However, should our CMOs not be able to provide sufficient quantities of commercial products or drug product for our planned commercialization, clinical trials or preclinical studies, we would be required to seek other CMOs to provide this drug product, potentially resulting in a delay in such trials or delivery of our commercialized products.

Commercialization Strategy

Our partnered approved products are DARZALEX and RYBREVANT marketed by Janssen, Kesimpta marketed by Novartis and TEPEZZA marketed by Horizon, under worldwide license agreements with us, or in the case of TEPEZZA, under a sublicense from Roche. We receive royalties from Janssen, Novartis and Roche based on net sales of DARZALEX, RYBREVANT, Kesimpta and TEPEZZA, but we are not involved with commercialization activities or strategy.

We are currently building and expanding our commercial capabilities to allow us to market our own products for the indications and in the geographies we determine would be most effective to create value for our shareholders. Genmab became a commercial-stage company to support the launch of Tivdak for the treatment of cervical cancer. We are developing and co-promoting tisotumab vedotin in the U.S. in collaboration with Seagen. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the United States, and we will lead commercial operational activities and record sales in Japan, while Seagen will lead operational commercial activities in the United States, Europe and China with a 50:50 cost and profit split in those markets. In all other markets, if any, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. We view Japan as a promising commercial opportunity where modest commercial and medical affairs infrastructure has the potential to become a high-value investment. Given the low rate of cancer screening and human papillomavirus vaccinations in Japan, we believe that cervical cancer presents a significant unmet medical need in the Japanese medical market.

In June 2020, Genmab and AbbVie entered into a broad collaboration agreement to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties between 22% and 26% on remaining global net sales. For DuoHexaBody-CD37 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan, while AbbVie will be responsible for further global commercialization with Genmab having a right to opt-in to co-commercialize in the remaining territories. In September 2021 we, along with AbbVie, decided that the data did not support the further development of DuoBody-CD3x5T4.

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

Competition

The biotechnology and pharmaceutical industries generally, and the cancer drug sector specifically, are characterized by rapidly advancing technologies, evolving understanding of disease etiology, intense competition and a strong emphasis on intellectual property. While we believe that our product candidates and our knowledge and experience provide us with competitive advantages, we face substantial potential competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing our product candidates.

Below is a description of competition in certain of our products and product candidates.

With respect to daratumumab, there are numerous other FDA-approved drugs for the treatment of MM, including immunomodulating agents such as BMS’s Revlimid and Pomalyst®, PIs such as Janssen and Takeda’s Velcade®, Amgen’s Kyprolis®, and Takeda’s Ninlaro®, histone deacetylase inhibitors such as Novartis’ Farydak® and mAbs such as BMS’ Empliciti®. Several of these drugs are used in combination with chemotherapy and corticosteroids. The competition daratumumab faces from these and other therapies is intensifying. Additionally, isatuximab, a CD38 antibody developed by Sanofi, was approved as SARCLISA by the FDA in March 2020 and the EC in June 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a PI. The IKEMA trial of isatuximab + Kd in second line MM met its primary endpoint of improving PFS in May 2020 and the indication was approved by the FDA in March 2021. We are also aware of numerous additional investigational agents that are currently being studied. If any of these investigational agents are successful, they may compete with daratumumab in the future. Data have also been presented on several developing technologies and related potential products, including bispecific antibodies, ADCs and CAR-Ts that may compete with daratumumab in the future.

In August 2020 and March 2021 respectively, the FDA and the EC approved SC ofatumumab for the treatment of RMS in adults. Competition in the MS market is intense. There are numerous FDA-approved drugs for the treatment of the various forms of MS, including Biogen Inc.’s Tecfidera®, Novartis’ GILENYA®, Sanofi’s AUBAGIO® and several

mAbs such as Genentech’s OCREVUS® (a CD20 antibody), Sanofi’s LEMTRADA® and Biogen’s TYSABRI®; glatiramer acetate-based therapies such as Teva Pharmaceutical Industries Limited’s COPAXONE® and Sandoz’s Glatopa®; and interferon-beta-based therapies such as Biogen’s AVONEX® and PLEGRIDY®, Bayer AG’s BETASERON®/Betaferon®, Novartis’ EXTAVIA®, and Merck KGaA’s Rebif®. A number of companies are also working to develop additional potential treatments for MS that may in the future further intensify the competition in the MS market, such as TG Therapeutics’s ublituximab, currently under review with the FDA, BMS’s Ozanimod and Novartis’ Siponimod, which are currently being evaluated in Phase III clinical trials. Potential future sales may also be negatively impacted by the introduction of generics, prodrugs of existing therapeutics or biosimilars of existing products and other technologies.

With respect to tisotumab vedotin, we are aware of other companies that currently have products in development for the treatment of late-stage cervical cancer, which could be competitive with tisotumab vedotin, including checkpoint inhibitors from Agenus Inc., BMS, Merck, Roche, and Innovent Biologics, Inc. as well as other drugs in development from other companies. In June 2018 the FDA granted Merck’s Keytruda, a PD-1 inhibitor, accelerated approval as monotherapy for patients with recurrent or metastatic cervical cancer. The FDA granted regular approval for this indication in October 2021, at the same time approving Keytruda in combination with chemotherapy, with or without bevacizumab, for patients with persistent, recurrent or metastatic cervical cancer whose tumors express PD-L1 (CPS ≥1), as determined by an FDA-approved test.

We are similarly aware, with respect to epcoritamab, of a number of other companies that have bispecific CD3xCD20-targeted product candidates in development for the treatment of B-cell malignancies, which could be competitive with epcoritamab including ADC Therapeutics Zynlonta, MorphoSys’ Monjuvi, Regeneron’s odronextamab, Roche’s mosunetuzumab, which has BTD and for which a regulatory approval is anticipated in 2022, and glofitamab, Xencor’s plamotamab and IGM biosciences’ IGM 2323. We are also aware that there are a number of various CD20 and CD19 antibodies, immunomodulators, ADCs, tyrosine kinase inhibitors and CAR-T therapies that are either approved or in development for non-Hodgkin’s lymphomas. In addition, in June 2019 Roche received accelerated approval in the U.S. for Polivy, a first-in-class anti-CD79b ADC, in combination with bendamustine and rituximab for adults with R/R DLBCL who have received at least two prior therapies. In August 2021 Roche announced that the Phase III POLARIX trial met its primary endpoint. The positive readout of POLARIX meets the post-marketing requirement to convert the accelerated approval into a full approval, potentially raising the bar for other drugs, including epcoritamab, to enter the R/R DLBCL space. It is also expected that the data will be submitted to health authorities globally with the potential for first-line approval in 2022.

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

In addition, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” or “biosimilar” to or “interchangeable” with an FDA-approved biological product. This pathway allows competitors to reference the FDA’s prior approvals regarding innovative biological products and data submitted with a BLA to obtain approval of a biosimilar application 12 years after the time of approval of the innovative biological product. The 12-year exclusivity period runs from the initial approval of the innovator product and not from approval of a new indication. In addition, the 12-year exclusivity period does not prevent another company from independently developing a product that is highly similar to the innovative product, generating all the data necessary for a full BLA and seeking approval. Data exclusivity only assures that another company cannot rely on the FDA’s prior approvals in approving a BLA for an innovator’s biological product to support the biosimilar product’s approval. Further, under the FDA’s current interpretation, it is possible that a biosimilar applicant could obtain approval for one or more of the indications approved for the innovator product by extrapolating clinical data from one indication to support approval for other indications. In the European Union, the European Commission has granted MAs for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued since 2005. We are aware of many pharmaceutical and biotechnology companies, as well as other companies that are actively engaged in research and development of biosimilars or interchangeable products.

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

Product and Technology Collaborations

Collaborations for our Marketed Products

Janssen Daratumumab License and Development Agreement

In August 2012, we entered into a global license, development and commercialization agreement with Janssen, one of the Janssen Pharmaceutical Companies of Johnson & Johnson, granting Janssen an exclusive, sublicensable license to certain of our patents, know-how and materials, owned by or licensed to us, to research, develop, make, offer and sell worldwide certain licensed products containing the human mAb denoted “daratumumab,” also known as HuMax-CD38 and DARZALEX. With respect to the licensed technology, we have given up the ability to develop or commercialize other products with affinity to the CD38 antigen target. We recorded an upfront license fee of $55.0 million and Johnson & Johnson Development Corporation invested DKK 475.2 million (approximately $80.0 million at the date of the agreement) to subscribe for 5.4 million newly issued shares of Genmab at a price of DKK 88 per share. Janssen is fully responsible for developing and commercializing the licensed products and all costs associated therewith.

Under this agreement, we could be entitled to up to approximately $1,015 million in development, regulatory and sales milestones, in addition to tiered double-digit royalties between 12% and 20% of net sales. As of December 31, 2021, Genmab has recorded $910 million in milestone payments from Janssen and could be entitled to receive up to $105 million in further payments if certain additional milestones are met. In 2019, sales milestones of $100 million and $150 million upon net sales reaching $2.5 billion and $3.0 billion in a calendar year, respectively, as calculated on the basis of the license agreement terms, were achieved. No further sales milestones are due under the license agreement. The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to and including $750 million; 13% on net sales above $750 million and up to and including $1.5 billion; 16% on net sales above $1.5 billion and up to and including $2.0 billion; 18% on net sales above $2.0 billion and up to and including $3.0 billion; and 20% on net sales exceeding $3.0 billion.

The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration of the last-to-expire relevant product patent (as defined in the agreement) covering daratumumab in such country. Our issued U.S., European and Japanese patents covering daratumumab do not begin to expire until March 2026.

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

In September 2020, Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. The arbitration is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab and whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering daratumumab.

Novartis Ofatumumab Collaboration

In December 2006, we entered into a co-development and collaboration agreement with GlaxoSmithKline (“GSK”), pursuant to which GSK obtained exclusive, worldwide rights to develop and commercialize ofatumumab. This agreement was subsequently amended in 2010. In 2015, GSK transferred the ofatumumab collaboration for oncology and autoimmune diseases to Novartis. Novartis is now responsible for the development and commercialization of ofatumumab in all potential indications. Novartis is fully responsible for all costs associated with developing and commercializing ofatumumab. Under the current agreement with Novartis, we are entitled to royalties of 20% of worldwide net sales of ofatumumab for intravenous treatments and 10% of worldwide net sales of ofatumumab for non-intravenous treatments, as well as certain potential regulatory and sales milestones, of which only certain sales milestones remain. Novartis is currently investigating a SC formulation of ofatumumab for the treatment of RMS and has obtained approval for this indication in the U.S., Europe and Japan among other territories. We therefore believe that the split between intravenous and non-intravenous administration of ofatumumab will, in practice, align with the split between cancer and non-cancer treatments, and we therefore generally refer to the higher royalty rate as being applicable to cancer treatments and the lower royalty rate as being applicable to non-cancer treatments.

The royalties are on a country-by-country basis subject to reduction in a specified amount based on the market share of competing products or a joint committee determination that a license of intellectual property owned by a third party is necessary for commercialization. Novartis can terminate the agreement in its entirety or on a country-by-country basis at any time on nine months’ prior written notice. In August 2020, the FDA approved the use of Kesimpta injection for SC use, for the treatment of RMS in adults, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease. In March 2021 Kesimpta was approved by the EC in adults with active disease defined by clinical or imaging features. Kesimpta was also approved in Japan in March 2021 and is currently approved in over 60 countries.

Roche / Horizon Teprotumumab Collaboration

In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche. Teprotumumab was created by Genmab under the collaboration with Roche, and development and commercialization of the product, which was approved in 2020 by the FDA, as TEPEZZA, for the treatment of thyroid eye disease, is now being conducted by Horizon Therapeutics under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

Janssen Amivantamab Collaboration Agreement

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen has led the development of amivantamab. In May 2021, Janssen received approval from the FDA for amivantamab, as RYBREVANT, for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy. RYBREVANT has also been approved in the EU and other markets. These are the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT.

Certain Collaborations for our Proprietary Product Candidates

AbbVie Collaboration Agreement

In June 2020, we entered into a Collaboration and License Agreement with AbbVie to jointly develop and commercialize three of our early-stage investigational bispecific antibody product candidates. In addition, under the agreement, we agreed with AbbVie to enter into a discovery research collaboration for future differentiated antibody therapeutics for cancer. The joint development efforts involve our three bispecific antibody programs epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4.

For epcoritamab, we share commercial responsibilities with AbbVie in the United States and Japan, while AbbVie is responsible for global commercialization outside of the United States and Japan. We will book net sales of epcoritamab in the United States and Japan and receive tiered royalties on remaining global sales outside these territories. For DuoHexaBody-CD37 and any product candidates developed as a result of the discovery research collaboration, we will share responsibilities with AbbVie for global development and commercialization in the United States and Japan. Subject to certain requirements, we have an option to co-commercialize these products, along with AbbVie, outside of the United States and Japan.

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

Under the terms of the agreement, we received a $750 million upfront payment in June 2020 and we may be entitled to receive an aggregate of up to $3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones are up to $1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement, one of which was subsequently stopped. In addition, after we enter into the discovery research collaboration, we are eligible to receive up to $2.0 billion in option exercise and success-based milestone payments under this agreement and the discovery research collaboration agreement if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful. We are further entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the United States and Japan. Except for these royalty-bearing sales, we will share with AbbVie pre-tax profits from the sale of licensed products on a 50:50 basis.

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

In September 2021 we, along with AbbVie, decided that the data did not support the further development of DuoBody-CD3x5T4. The maximum tolerated dose was reached at a dose level that is below the one expected to be active.

Seagen Tisotumab Vedotin Collaboration

In October 2011, we entered into a license and collaboration agreement with Seagen granting us an exclusive right to utilize Seagen’s ADC technology with our HuMax-TF antibody in return for milestone payments and royalties. We also granted Seagen a right to exercise a co-development and co-commercialization option at the end of Phase I clinical development for tisotumab vedotin. In August 2017, Seagen exercised this option to co-develop and co-commercialize tisotumab vedotin with us. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the United States, and we will lead commercial operational activities and record sales in Japan, while Seagen will lead operational commercial activities in the United States, Europe and China with a 50:50 cost and profit split in those markets. In all other markets, if any, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. In September 2021 tisotumab vedotin received accelerated approval from the FDA as Tivdak, for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy.

BioNTech DuoBody Collaboration

In May 2015, we entered into an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using our DuoBody technology platform and antibodies. Under the terms of the agreement,

BioNTech provides proprietary antibodies against key immunomodulatory targets, while we provide access to our DuoBody technology platform. We paid an upfront fee of $10 million to BioNTech and an additional fee as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Two product candidates are currently in clinical development in connection with this agreement, DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB.

Certain other Collaborations, Agreements and Enabling Technologies

Medarex UltiMAb® System License

In 1999, we entered into a license agreement with Medarex, now a wholly-owned subsidiary of BMS, pursuant to which we received access to the UltiMAb technology, the KM Mouse technology and the right to obtain antibody-exclusive licenses for an unlimited number of antigens and own the worldwide development and commercialization rights to antibody products targeting such antigens. In addition, Medarex granted us antigen-exclusive licenses in exchange for Genmab shares that are fully paid-up subject to, in case the products have been generated in the KM Mouse, pass-through of milestones and royalties payable by Medarex under its own license of the KM Mouse technology. Our principal obligation under this agreement is to make milestone and royalty payments in connection with any such antibody-exclusive licenses or in connection with use of the KM Mouse technology under this agreement. We used technology licensed from Medarex to generate daratumumab, ofatumumab, tisotumab, forming part of tisotumab vedotin, the CD20 antibody forming part of epcoritamab (DuoBody-CD3xCD20), and certain of our other product candidates. Based on the type of license and technology used in their development, product candidates that are subject to future payment obligations under this license agreement include ofatumumab, epcoritamab (DuoBody-CD3xCD20), amivantamab (DuoBody-cMetxEGFR) and Lu AF82422, but do not include daratumumab, tisotumab vedotin and HexaBody-CD38. With respect to ofatumumab and Lu AF82422, Novartis and Lundbeck, respectively, have agreed to bear the majority of our payments to Medarex under these agreements. Milestones for the product candidates subject to payment obligations are payable by us or our partners across all such product candidates currently in development. Royalties are in the low single digits of net sales.

Janssen HexaBody-CD38 Collaboration

In June 2019, we entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation human CD38 mAb product incorporating our proprietary HexaBody technology. Under the terms of the agreement, we have agreed to collaborate exclusively with Janssen on HexaBody-CD38 and to fund research and development activities until completion of clinical proof of concept studies in MM and DLBCL. Based on the data from these studies, Janssen may exercise its option and receive a worldwide exclusive license to certain of our intellectual property and an exclusive sublicense to certain intellectual property that we license from third parties, in each case, to develop, manufacture and commercialize HexaBody-CD38. If Janssen exercises this option, we will be entitled to a $150 million option exercise fee and up to $125 million in development milestones, as well as a flat royalty rate of 20% on sales of HexaBody-CD38 until a specified time in 2031, followed by 13-20% tiered royalties on net sales thereafter. Upon exercising the option, Janssen will be entitled to terminate the agreement in its entirety or on a country-by-country basis for any reason with 150 days prior written notice to us. Should Janssen not exercise its option, the agreement will terminate, and we may unilaterally continue to develop and commercialize HexaBody-CD38 for daratumumab-resistant patients, and in all other indications except those MM or amyloidosis indications where daratumumab is either approved or is being actively developed. The IND for HexaBody-CD38 was submitted to the FDA in October 2020. The first patient was dosed with HexaBody-CD38 in March 2021.

Janssen DuoBody Collaboration

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody platform. Under this original agreement, Janssen had the right to use the DuoBody technology to create panels of bispecific antibodies (up to 10 DuoBody programs) to multiple disease target combinations. Genmab received an upfront payment of $3.5 million from Janssen and will potentially be entitled to milestone and license payments of up to approximately $175 million, as well as royalties for each commercialized DuoBody product.

Under the terms of a December 2013 amendment, Janssen was entitled to work on up to 10 additional programs. Genmab received an initial payment of $2 million from Janssen. Under the terms of the original agreement, for each of the additional programs that Janssen successfully initiates, develops and commercializes, Genmab will potentially be entitled to receive average milestone and license payments of approximately $191 million. In addition, Genmab will be entitled to mid-single digit royalties on net sales of any commercialized products with the exception of RYBREVANT. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT. All research work is funded by Janssen.

Janssen has exercised 14 licenses under this collaboration, not all of which are active, and no further options remain for use by Janssen. One of these, RYBREVANT, is the first product created using the DuoBody technology platform to receive regulatory approval and regulatory submissions for a second, Janssen’s teclistamab, have been submitted to the FDA and EMA.

Other Collaborations and Agreements

We have other active collaborations and agreements with a number of companies, including Janssen, ADC Therapeutics, BMS, Lundbeck, Amgen, Immatics, Novo Nordisk, CureVac, Bolt Biotherapeutics, Inc. and Tempus to create, develop and/or commercialize antibody candidates and/or license certain of our product candidates and use of our technology platforms. Under certain collaborations and agreements, which we have entered into in the ordinary course of business, and where we have licensed our product candidates or technology platforms, we typically receive or are entitled to receive upfront cash payments, progress- and sales-dependent milestones for the achievement by our collaborators of certain events, and, where applicable, research funding. We also are entitled to receive royalties on net sales of commercialized products resulting from the collaborations.

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

Intellectual Property

Patents

As of December 31, 2021, we held more than 2,200 patents and patent applications, including more than 70 issued U.S. patents and more than 100 U.S. patent applications. All of our current issued patents and patent applications are projected to expire between 2022 and 2042.

Our owned and licensed patents and patent applications are directed to daratumumab, ofatumumab, tisotumab vedotin, our product candidates, antibodies, our proprietary technologies and other antibody based and/or enabling technologies. We commonly seek patent claims directed to compositions of matter, including antibodies, bispecific antibodies, and antibody drug conjugates, as well as methods of using such compositions. When appropriate, we also seek claims to related technologies, such as antibody format technologies. For daratumumab, ofatumumab, tisotumab vedotin and each of our product candidates, we or our partners have filed or expect to file multiple patent applications. We maintain patents and prosecute applications worldwide for technologies that we have out licensed, such as our DuoBody technology. Similarly, for partnered products and product candidates, such as daratumumab, ofatumumab and tisotumab vedotin, we seek to work closely with our development partners to coordinate patent efforts, including patent application filings, prosecution, patent term extension, defense and enforcement. As our products and product candidates advance through research and development, we and/or our partners seek to diligently identify and protect new inventions, such as formulations, combination therapies, and methods of treatment. We also work closely with our scientific personnel to identify and protect new inventions that could eventually add to our development or technology pipeline.

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

The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage as determined by the patent office or courts in the country, and the availability of legal remedies in the country. This list above does not identify all patents that may be related to daratumumab, ofatumumab, tisotumab vedotin and our product candidates. For example, in addition to the listed patents, we have patents on platform technologies (that relate to certain general classes of products or methods), as well as patents that relate to methods of using, formulating or administering a product or product candidate, which may confer additional patent protection. We also have pending patent applications that may give rise to new patents related to one or more of these product candidates, technologies, formulations and uses.

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

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. Organizations such as pharmaceutical and biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us or to our partners. In addition, we are monitoring the progress of several pending patent applications of other organizations that, if granted in their broadest scope, may require us to license or challenge their validity or enforceability in order to continue commercializing our products and product candidates directly or through our partners. Our and our partners’ challenges to patents of other organizations may not be successful, which may affect our and our partners’ ability to commercialize daratumumab, ofatumumab, tisotumab vedotin, amivantamab or teprotumumab or our ability to commercialize our product candidates. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our or our partners’ ability to make, use or sell daratumumab, ofatumumab, tisotumab vedotin, amivantamab, teprotumumab or any other products or product candidates.

Trademarks

As of January 17, 2022, we and/or our subsidiaries own approximately 260 trademark registrations and applications, hereof 14 U.S. trademark registrations, including: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®. Tivdak® is a trademark of Seagen Inc. EPCORE™ is a trademark of AbbVie Biotechnology Ltd. Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® is a trademark of Novartis Pharma AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Johnson & Johnson. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. Other than the registered trademarks listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition. We are seeking to register and will continue to seek to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. If we do not secure trademark registration successfully for our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our rights in our trademarks, trade names and service marks against third parties.

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

Government Regulation

The FDA, the EMA and other regulatory authorities at U.S. federal, state, and local levels, as well as in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with our partners and third-party contractors, are required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and financial resources. The following sections outline the approval process and other rules and regulations applicable to biologics in the United States and the European Union. While the regulatory process in many countries is similar to the United States or the European Union, each jurisdiction has its own regulations, and approval in one jurisdiction does not guarantee approval in any other jurisdiction.

Review and Approval of Biologic Products in the United States

Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act and the Public Health Service Act and other federal, state, local and foreign statutes and regulations. Our product candidates must be approved by the FDA before they may be legally marketed in the United States.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (cGLPs) regulation;
●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	approval by an independent Institutional Review Board (“IRB”), or ethics committee at each clinical site before the trial is begun;
●	performance of adequate and well-controlled human clinical trials to establish the safety and potency of the proposed biologic product candidate for its intended purpose;
●	preparation of and submission to the FDA of a BLA, after completion of all pivotal clinical trials;
●	a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigations to assess compliance with current cGCPs; and
●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States, which must be updated when significant changes are made.

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

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase I—The investigational product is initially introduced into human patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
●	Phase II—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials and we often conduct Phase I/II studies. Some of the Phase II studies can potentially provide an adequate basis for regulatory approval.
●	Phase III—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

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

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, non-clinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. The submission of a BLA requires payment of a substantial user fee to the FDA, and the sponsor of an approved BLA is also subject to annual program fees. These fees are typically increased annually. A waiver of user fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. A sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan within sixty days after an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Once a BLA has been submitted, the FDA’s goal is to review the application within 10 months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. If the submission is incomplete or there are issues with its content or format, a Refusal to File notice is issued sixty days after submission, rather than acceptance for filing by FDA. The review process may be extended by the FDA’s requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and we may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us or our partners from marketing our products. After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA may issue an approval, which authorizes commercial marketing of the product with specific prescribing information for specific indications or a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may request additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase IV post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

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

Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical objective that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post marketing studies or completion of ongoing studies after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, a sponsor may seek FDA breakthrough therapy designation, or BTD, of its product candidate if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant objectives, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the non-clinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross disciplinary review; assigning a cross disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. BTD also allows the sponsor to submit sections of the BLA for review on a rolling basis.

FTD, priority review, BTD, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

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

Post-Approval Requirements

Any products manufactured or distributed by us or our partners pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we or our partners may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other regulations. If our present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us or our partners to recall a product from distribution, or withdraw approval of the BLA.

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

Biosimilars and Exclusivity

The BPCIA created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

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

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

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

FDA’s “In Vitro Companion Diagnostic Devices” guidance states that, for novel drugs such as ours, a companion diagnostic device and its corresponding drug should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption (“IDE”), regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations.

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

In March 2010, the U.S. Congress enacted the ACA, which, among other things, included changes to the coverage and payment for drug products under government health care programs.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of two percent (2%) per fiscal year, which will remain in effect through 2031 unless additional Congressional action is taken.

Since its enactment, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the ACA. Some of the provisions of the ACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the ACA. We continue to evaluate the effect that the ACA and any repeal and replacement efforts may have on our business but expect that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future could have a material adverse effect on our industry generally and on our ability to maintain or increase sales of our existing products or to successfully commercialize our product candidates, if approved. In addition to the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payers to keep healthcare costs down while expanding individual healthcare benefits.

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

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of an MAA and granting of an MAA by these authorities before the product can be marketed and sold in the European Union.

The Clinical Trials Regulation (EU) No 536/2014 will enter into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase their transparency. Specifically, the new Regulation, which will be directly applicable in all EU Member States, introduces a streamlined application procedure via a single entry point, the "EU portal"; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials will be introduced and is divided into two parts. Part I is assessed by the competent authorities of a reference member state selected by the trial sponsor largely of the type of clinical trial, risk-benefit analysis, and compliance with technical requirements. This assessment, which is valid for the entire EU, is then submitted to the competent authorities of all the concerned member states in which the trial is to be conducted under Part II. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on the duration of the individual clinical trial. If a clinical trial continues for more than three years from January 31, 2022 the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

In the EEA, which consists of the 27 Member States of the European Union, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related MA has been granted. A company may submit a MAA either on the basis of the centralized or decentralized procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA's CHMP. The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the EC which is responsible for granting a centralized marketing authorization in the form of a binding EC decision. If the application is approved, the EC grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National marketing authorizations, which are issued by the competent authorities of EEA countries and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EEA country, this national marketing authorization can be recognized in another EEA country through the mutual recognition procedure. The mutual recognition procedure provides for the EEA countries selected by the applicant to mutually recognize a national marketing authorization that has already been granted by the competent authority of another EEA country, referred to as the Reference Member State (“RMS”). The decentralized procedure is used when the product in question has yet to be granted a marketing authorization in any EEA country. Under this procedure the applicant can select the EEA country that will act as the RMS. In both the mutual recognition and decentralized procedures, the RMS reviews the application and submits its assessment of the application to the EEA countries for which marketing authorizations are being sought, referred to as Concerned Member States. Within 90 days of receiving the application and assessment report, each Concerned Member State must decide whether to recognize the RMS assessment or reject it on the basis of potential serious risk to public health. If the disputed points cannot be resolved, the matter is first referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures for agreement. If the Group cannot reach an agreement, a referral is made to the EMA. The CHMP will provide an opinion that will form the basis of a decision to be issued by the EC that is binding on all EEA countries. If the application is successful during the decentralized or mutual recognition procedure, national marketing authorizations will be granted by the competent authorities in each of the EEA countries chosen by the applicant.

In the EU, conditional marketing authorizations may be granted in the centralized procedure for a limited number of medicinal products for human use in cases where the related clinical dataset is not yet complete. A conditional marketing authorization may be granted for a medicinal product, if (1) the risk-benefit balance of the product is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive data after the authorization, (3) the medicinal product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product outweighs the risk inherent in the fact that additional data are still required. The authorization is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the conditions are not fulfilled within the timeframe set by the EMA, the marketing authorization will cease to be renewed.

In the EU, innovative medicinal products that are subject to marketing authorization on the basis of a full dossier and do not fall within the scope of the concept of global marketing authorization qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The concept of global marketing authorization prevents the same marketing authorization holder or members of the same group, or companies that have concluded tacit or explicit agreements concerning the marketing of the same medicinal product, from obtaining separate data and market exclusivity periods for medicinal products that contain the same active substance. Data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. However, the generic product or biosimilar products cannot be marketed in the EU for a further two years thereafter. The overall ten-year period may be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for marketing authorization. Guidelines from the EMA detail the type and quantity of supplementary data to be provided for different types of biological product.

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

Regulation in the United Kingdom following Brexit

The United Kingdom’s (“U.K”.) withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has created significant uncertainty concerning the future relationship between the U.K. and the EU. The Medicines and Healthcare products Regulatory Agency (“MHRA”) is now the U.K.’s standalone regulator.

On December 24, 2020, the EU and U.K. reached an agreement in principle on the framework for their future relationship, the EU-U.K. Trade and Cooperation Agreement (“Agreement”). The Agreement primarily focuses on ensuring free trade between the EU and the U.K. in relation to goods, including medicinal products. Although the body of the Agreement includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the Agreement.

Among the changes that will now occur are that Great Britain (England, Scotland and Wales) will be treated as a third country. Northern Ireland will, with regard to EU regulations, continue to follow the EU regulatory rules. As part of the Agreement, the EU and the U.K. will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The Agreement also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release.

The U.K. has unilaterally agreed to accept EU batch testing and batch release for a period of at least two years until January 1, 2023. However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the U.K. must be retested and re-released when entering the EU market for commercial use. As regards marketing authorizations, Great Britain has a separate regulatory submission process, approval process and a national marketing authorization. Northern Ireland will, however, continue to be covered by the marketing authorizations s granted by the European Commission.

The U.K. regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into U.K. law, through secondary legislation). It is currently unclear to what extent the U.K. will seek to align its regulations with the EU following entry into application of the Clinical Trials Regulation on January 31, 2022.

Since January 1, 2021, an applicant for a centralized procedure marketing authorization can no longer be established in the U.K. Since this date, companies established in the U.K. cannot use the centralized procedure and instead must follow one of the U.K. national authorization procedures to obtain a marketing authorization to market products in the U.K. For a two year period from January 1, 2021, MHRA may rely on a decision taken by the EC on the approval of a new centralized procedure marketing authorization when determining an application for a Great Britain marketing authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable marketing authorizations approved in EEA countries to be granted in Great Britain. Post Brexit, the MHRA has been updating various aspects of the regulatory regime for medicinal products in the U.K. These include: introducing the Innovative Licensing and Access Procedure to accelerate the time to market and facilitate patient access for innovative medicinal products; updates to the U.K. national approval procedure, introducing a 150-day objective for assessing applications for marketing authorizations in the U.K., Great Britain and Northern Ireland and a rolling review process for marketing authorization applications (rather than a consolidated full dossier submission).

C.   ORGANIZATIONAL STRUCTURE

Genmab A/S holds investments either directly or indirectly in the following subsidiaries: Genmab B.V. (Utrecht, the Netherlands), Genmab Holding B.V. (Utrecht, the Netherlands), Genmab US, Inc. (New Jersey, USA) and Genmab K.K. (Tokyo, Japan). The subsidiaries perform certain research and development, selling, general and administrative, and management activities on behalf of Genmab A/S.

D.   PROPERTY AND EQUIPMENT

The following table specifies Genmab’s leased facilities and their related activities.

Location	Use of facility	Area (in square feet)	Lease expiry date
Copenhagen, Denmark	Corporate headquarters	49,528	December, 2022
Copenhagen, Denmark	Office space	14,924	December, 2022
Copenhagen, Denmark	Office space	20,626	March, 2023(1)
Utrecht, Netherlands	Office, laboratory, and pre-clinical development space	90,061	May, 2032
Zeist, Netherlands	Office, laboratory, and pre-clinical development space	37,908	December, 2022
Princeton, NJ, USA	Office space	24,771	December, 2022(2)
Plainsboro, NJ, USA	Office and laboratory space	135,136	August, 2031
Tokyo, Japan	Office space	17,656	February, 2026

(1)	Genmab’s leased office space in Copenhagen, Denmark is a swing space that can be cancelled at any time, given that Genmab or the Landlord is given 6 months’ prior written notice on the first day of a calendar quarter. As such, the lease is expected to be cancelled in March 2023 to align with the estimated commencement date of Genmab’s corporate headquarters in Copenhagen, Denmark. See the following table for additional information.

(2)	Genmab’s leased office space in Princeton, NJ is currently subleased to two separate third parties, which are set to expire in December 2022 in conjunction with the head lease.

Location

Use of facility

Area (in square feet)

Lease expiry date

Copenhagen, Denmark

Corporate headquarters

49,528

December, 2022

Copenhagen, Denmark

Office space

14,924

December, 2022

Copenhagen, Denmark

Office space

20,626

March, 2023(1)

Utrecht, Netherlands

Office, laboratory, and pre-clinical development space

90,061

May, 2032

Utrecht, Netherlands

Office, laboratory, and pre-clinical development space

37,908

December, 2022

Princeton, NJ, USA

Office space

24,771

December, 2022(2)

Plainsboro, NJ, USA

Office and laboratory space

135,136

August, 2031

Tokyo, Japan

Office space

17,656

February, 2026

Future expansion plans include the leased facilities specified in the following table, which are intended to augment Genmab’s laboratory capacity and upgrade its corporate headquarters. Genmab plans to finance the leases by cash flows from operating activities.

Location	Use of facility	Estimated area (in square feet)	Estimated commencement date	Enforceable lease period
Copenhagen, Denmark	Corporate headquarters	174,558	March, 2023	15 years
Utrecht, Netherlands	Office, laboratory, and preclinical development space	118,768	April, 2022	10 years

See Note 3.3 “Leases” in Genmab’s Audited Financial Statements for additional details regarding the leases and associated capital expenditures.

ITEM 4A   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are an international biotechnology company with a core purpose to improve the lives of patients by creating and developing innovative antibody therapeutics. Our vision to transform cancer treatment has driven our passionate, innovative and collaborative teams to invent four next-generation antibody technology platforms that play a key role in building our product pipeline, fueling multiple differentiated cancer treatments that make an impact on people’s lives.

Our proprietary pipeline, where we are responsible for at least 50% of development, includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. We currently have approximately 20 proprietary and partnered programs in preclinical development and seven product candidates in clinical development, including one approved product, Tivdak, developed in collaboration with Seagen. Tivdak was granted accelerated approval by the FDA for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is the first and only FDA approved ADC in this indication.

To develop and deliver novel therapies to patients, we have formed around 20 strategic partnerships with biotechnology and pharmaceutical companies. We selectively enter into collaborations with other biotechnology and pharmaceutical companies that build our network in the biotechnology space and give us access to complementary technologies or products that move us closer to achieving our vision and fulfilling our core purpose. In addition to our own pipeline of product candidates, our innovation and proprietary technology are applied in the pipelines of third-party companies. These companies are running clinical development programs with antibodies created by us or created using our DuoBody bispecific antibody technology. The programs run from Phase 1 development to approved medicines. Under the agreements for these products we are entitled to certain potential milestones and royalties. There are currently four approved products being developed by third-party companies; daratumumab, marketed by Janssen as DARZALEX (IV formulation) and DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the U.S., Europe, Japan and certain other territories for the treatment of certain indications of MM and AL amyloidosis, amivantamab, marketed in the U.S., Europe and certain other territories as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic NSCLC with EGFR exon 20 insertion mutations, SC ofatumumab, marketed in the U.S., Europe, Japan and certain other territories as Kesimpta by Novartis for the treatment of RMS, and teprotumumab, marketed in the U.S. as TEPEZZA by Horizon for the treatment of TED.

We are headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Our results of operations have been, and we expect them to continue to be, affected by our collaboration with Janssen for the development and commercialization of daratumumab. Since inception, we have funded our operating requirements primarily through proceeds from equity financings and milestone payments and royalties from our partners. We expect to continue to fund a significant portion of our development costs for our proprietary product candidates as well as our planned commercialization activities with funds received from royalties and milestone payments from our partners. In September 2020, Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. The arbitration is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab and whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering daratumumab. See “Item 8 – Financial Information —Legal Proceedings”.

For a description of certain of our product and technology collaborations including relevant royalty tiers, milestones and expense sharing provisions, please refer to “Item 4.B—Business Overview—Product and Technology Collaborations”.

Key Components of Our Results and Related Trends

Revenues

Our revenues are currently comprised of royalties, milestone payments, reimbursement revenue, and collaboration revenue. Royalty revenue from licenses is based on third-party sales of licensed products. Milestone payments are typically related to reaching particular stages in product development, regulatory approval or net sales. Reimbursement revenue is mainly comprised of the reimbursement of certain research and development costs related to the development work under our collaboration agreements. Collaboration revenue includes net profit sharing arrangements for the sale of commercial products. License fees are non-refundable, upfront fees for our intellectual property received from our partners.

In 2021, DKK 6,847 million, or 81% of our total revenues, related to our various collaborations with Janssen, as compared to DKK 4,693 million, or 46% of our total revenues, in 2020. This percentage increase in total revenue was mainly driven by the upfront payment of $672 million (DKK 4,398 million) related to the AbbVie collaboration that was allocated to license grants and recognized as revenue in 2020. Excluding the one-time payment from AbbVie, royalties and milestone payments from our various collaborations with Janssen accounted for 82% of our revenue in 2020. In 2021, DKK 6,507 million, or 95% of our revenues received under our various collaborations with Janssen were related to royalties and milestone revenue with respect to DARZALEX, as compared to DKK 4,513 million, or 96% in 2020.

Of the revenue for 2021, 82% was attributable to royalties, 11% to milestone revenue, 6%, to reimbursement revenue and 1% to collaboration revenue. This is compared to 47% attributable to royalties, 45% to license revenue, 4% to reimbursement revenue and 4% to milestone revenue in 2020. There was no collaboration revenue in 2020, and there was no license revenue in 2021.

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

Our historical revenue also reflects milestone and other payments relating to our other collaborations.

We anticipate that our partners under our collaboration agreements will report results or preliminary data for a number of clinical studies in 2022. However, there can be no assurance that any of the studies conducted by Janssen or Novartis or by us or our other partners will be completed on the expected timeline or at all, or that the final results will be positive. Our ability to generate revenue from our partnered product candidates depends on our and our partners’ ability to successfully complete clinical trials for our product candidates and receive regulatory approvals, which could impact the commercial potential of such products and our potential to receive milestone payments and royalties for these products in the future.

Operating Expenses

Our operating expenses currently consist of research and development expenses and selling, general and administrative expenses. Research and development expenses represent the majority of our operating expenses.

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

Major components of the external costs are fees and other costs paid to CROs in conjunction with preclinical studies and the performance of clinical trials, milestone payments for in-licensed technology, as well as fees paid to CMOs in conjunction with the production of clinical compounds, drug substances and drugs. This includes (i) antibody clinical material for use in clinical trials and (ii) preparation for production of process validation batches for potential future regulatory submissions and related activities. These costs are expensed as incurred, because they do not qualify to be capitalized as inventory under IFRS since the technical feasibility of the materials is not proven and no alternative use for them exists in the absence of marketing approval. Research and development expenses include amortization of intangible assets only in connection with licenses and rights we have acquired and capitalized. We do not capitalize intellectual property generated through our internal development activities. We expect to incur higher research and development costs in future periods, including increasing costs for clinical trials and manufacturing as our proprietary product candidates advance in clinical development and we increase the number of product candidates under active clinical development. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including timing due to regulatory approvals and enrollment of patients in clinical trials. See ‘‘Item 5.B—Liquidity and Capital Resources’’ below.

Our selling, general and administrative expenses consist primarily of wages and salaries for personnel other than research and development staff, including expenses related to cash bonuses and warrant and RSU programs as applicable to such personnel. Also included are expenses related to pre-launch commercialization activities, depreciation, amortization and impairment of intangible assets and property and equipment, to the extent such expenses are related to the administrative functions and co-promotion expenses related to commercial sales of Tivdak in the U.S. in accordance with our Joint Commercialization Agreement with Seagen.

Overhead expenses are allocated to research and development expenses or selling, general and administrative expenses based on the number of employees and their relevant functions. The Dutch Research and Development Act (“WBSO”), provides compensation for a part of research and development wages and other costs at our Utrecht facility through a reduction in payroll taxes in the Netherlands. WBSO grant amounts are offset against wages and salaries included in research and development costs.

Our ongoing research and development and, increasingly, commercialization activities will require substantial amounts of capital and may not ultimately be successful. Over the next several years, we expect that we will continue to incur substantial expenses, primarily as a result of activities related to the continued development of our proprietary pipeline and building our commercial capabilities. Our proprietary product candidates will require significant further development, financial resources and personnel to pursue and obtain regulatory approval and develop them into commercially viable products, if they are approved and commercialized at all. Our commitment of resources to the research and continued development of our product candidates and expansion of our proprietary pipeline will likely result in our operating expenses increasing and/or fluctuating as a result of such activities in future periods. We may also incur significant milestone payment obligations to certain of our licensors as our product candidates progress through clinical trials towards potential commercialization.

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

Results of Operations

Financial Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The information on pages 61-65 in our Annual Report 2021 under the heading “Financial Review” is incorporated herein by reference.

Financial Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The information on pages 63-68 in our Annual Report 2020 under the heading “Financial Review” is incorporated herein by reference.

Significant Accounting Policies

The information in Note 1.1 to our Audited Financial Statements included in our Annual Report 2021 is incorporated herein by reference.

Implementation of New and Revised Standards and Interpretations

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2021 is incorporated herein by reference.

Standards and Interpretations Not Yet in Effect

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2021 is incorporated herein by reference.

B.    Liquidity and Capital Resources

The information on pages 64-65 in our Annual Report 2021 under the heading “Liquidity and Capital Resources” is incorporated herein by reference.

The description of our lease obligations in Note 3.3 to our Audited Financial Statements included in our Annual Report 2021 is incorporated herein by reference.

The description of our short term contractual obligations related to a number of agreements primarily related to research and development activities in Note 5.4 to our Audited Financial Statements included in our Annual Report 2021 is incorporated herein by reference.

The description of our contingent commitments under our license and collaboration agreements that may become due for future payments in Note 5.4 to our Audited Financial Statements included in our Annual Report 2021 is incorporated herein by reference. The contingent commitments entail uncertainties in relation to the period in which payments are due because these obligations are dependent on milestone achievements, most of which are not expected to be incurred within the next five years.

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth the name, age and position of each of our board of directors (“Board”) members as of the date of this Annual Report on Form 20-F, except Mr. Peacock, who has stepped down from the Board effective November 15, 2021. Our Board consists of five members elected by our shareholders at the general meeting (“Shareholder Elected Members” and each, a “Shareholder Elected Member”), and three members elected by our employees (“Employee Elected Members” and each, an “Employee Elected Member”). Shareholder Elected Members are elected by our shareholders every year and Employee Elected Members are elected by our employees every third year. The terms of office of the Shareholder Elected Members and the Employee Elected Members expire in 2022. All members of the Board, however elected, are eligible for re-election.

The business address of our directors is our registered office address at c/o Genmab A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark.

Name of Board Member	Age	Position(s)
Deirdre P. Connelly	61	Chair (independent, Shareholder Elected)
Pernille Erenbjerg	54	Deputy Chair (independent, Shareholder Elected)
Anders Gersel Pedersen	70	Board member (non-independent, Shareholder Elected)
Paolo Paoletti	71	Board member (independent, Shareholder Elected)
Rolf Hoffmann	62	Board member (independent, Shareholder Elected)
Peter Storm Kristensen	47	Board member (non-independent, Employee Elected)
Mijke Zachariasse	48	Board member (non-independent, Employee Elected)
Rima Bawarshi Nassar	68	Board member (non-independent, Employee Elected)
Jonathan Peacock(1)	63	Board member (independent, Shareholder Elected)

(1)	Mr. Peacock stepped down from the Board effective November 15, 2021.

The following is a brief summary of the business experience of our Board members:

Deirdre P. Connelly was elected to the Board in 2017 and currently acts as Chair of the Board and as the Chair of the Nominating and Corporate Governance Committee. She is a member of the Audit and Finance Committee and Compensation Committee. Ms. Connelly was formerly the President of North America Pharmaceuticals for GlaxoSmithKline plc from 2009 to 2015 and currently serves on the board of directors of the Lincoln Financial Corporation where she is Chair of the Corporate Governance Committee and a member of the Audit Committee. She also serves on the board of directors at Macy’s, Inc. where she is Chair of the Nominating and Governance Committee and a member of the Compensation and Management Development Committee. Prior to her time at GlaxoSmithKline plc, she spent 26 years with Eli Lilly and Company from 1984 to 2009, which included tenures as President of U.S. Eli Lilly and Company and Vice President of Human Resources and President of Global Women’s Health. She holds a bachelor’s degree in Economics and Marketing from Lycoming University and is a graduate of Harvard University’s Advanced Management Program.

Pernille Erenbjerg was elected to the Board in 2015 and currently acts as Deputy Chair of the Board and as the Chair of the Audit and Finance Committee and as a member of the Nominating and Corporate Governance Committee. Ms. Erenbjerg qualifies as an audit committee financial expert. Ms. Erenbjerg previously served as the Group CEO and President of TDC A/S, and prior to that she served as the Group CFO of the same Company. She serves as Chair of the Board at the Nordic Entertainment Group (NENT). Ms. Erenbjerg also serves as Deputy Chair of Millicom where she is also Chair of the Compensation Committee. In addition she is a member of the board of the RTL Group and where she is also a member of the Audit Committee and a member of the board of GlobalConnect. She is formerly a partner at Deloitte Touche Tohmatsu Limited and spent 14 years as a CPA at Arthur Anderson LLP from 1987 to 2002. Ms. Erenbjerg holds a B.S. and a M.Sc. in Economics from Copenhagen Business School.

Anders Gersel Pedersen was elected to the Board in 2003 and currently serves as the Chair of the Compensation Committee and is a member of the Nominating and Corporate Governance Committee and the Scientific Committee. Dr. Pedersen currently serves as the Chair of the board of Aelis Farma S.A.S., Deputy Chair of the board of Bavarian Nordic A/S where he is also a member of the Nomination and Compensation Committee and a member of the Science, Technology & Investment Committee. He is a member of the board of Hansa Biopharma AB where he is also Chair of the Scientific Committee and a member of the Remuneration Committee and he is a member of the board of Bond 2 development 2GP limited, and was formerly the Executive Vice President of Research & Development at H. Lundbeck A/S. Dr. Pedersen holds a medical degree and a doctoral degree in neuro-oncology from University of Copenhagen and a B.S. in Business Administration from Copenhagen Business School. He is a member of the European Society of Medical Oncology, the American Society of Clinical Oncology, the Danish Society of Medical Oncology, the Danish Society of Internal Medicine and the International Association for the Study of Lung Cancer.

Paolo Paoletti was elected to the Board in 2015 and currently serves as the Chair of the Scientific Committee and is a member of the Compensation Committee. Dr. Paoletti served as President of Oncology at GlaxoSmithKline plc and in various roles at Eli Lilly and Company, including Vice President of Oncology Research. Dr. Paoletti is the CEO of GammaDelta Therapeutics Limited and is a member of the board of GammaDelta Therapeutics Limited and PsiOxus Therapeutics Limited. He was formerly the CEO of Kesios Therapeutics Ltd. from 2015 to 2017 and previously served as a member of the board of NuCana BioMed Ltd. Dr. Paoletti holds a medical degree from the University of Pisa.

Rolf Hoffmann was elected to the Board in 2017 and is a member of the Audit and Finance Committee and the Scientific Committee. Mr. Hoffmann has over 20 years of experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Company from 1987 to 2004 and Amgen Inc. from 2004 to 2016. Mr. Hoffmann is currently an adjunct professor of Strategy and Entrepreneurship at the University of North Carolina Business School and serves as Chair of the board of directors at Biotest AG. He is a board member at EUSA Pharma, Inc. where he is also Chair of the Remuneration Committee. He is a member of the board of Paratek Pharmaceuticals, Inc. where he is also a member of the Nominating and Corporate Governance Committee and he is a member of the board of IDT Biologika and of Semdor Pharma. He holds an M.A. in English from the University of Cologne, an MA in Kinesiology from Deutsche Sporthochschule Köln in Cologne, Germany and an M.B.A. from the University of North Carolina at Chapel Hill.

Peter Storm Kristensen was elected to the Board in 2016. Mr. Kristensen currently serves as our Director, Legal Lead Corporate. Prior to joining Genmab, he was a lawyer at Copenhagen University Hospital and Patienterstatningen from 2005 to 2007. He holds a law degree from the University of Copenhagen.

Mijke Zachariasse was elected to the Board in 2019. Dr. Zachariasse joined us in 2017 and currently serves as our Senior Director, Head of Antibody Research Materials. Prior to joining us, from 2010 to 2017, she was a Research Policy Advisor/Head of the Research Support Office at Utrecht University. From 2008 to 2010, Dr. Zachariasse was Managing Director of the Leiden Institute of Physics. Dr. Zachariasse served as a Programme Officer at the Foundation for Fundamental Research on Matter from 2002 to 2008. She received her Doctorate in Physics from the Technical University of Eindhoven in 2002.

Rima Bawarshi Nassar was elected to the Board in 2020. Dr. Nassar joined Genmab in 2018 and currently serves as our Vice President, Head of Global Regulatory Affairs. Prior to joining us, from 2012 to 2017, she was the Associate Vice President, Global Regulatory Affairs at Sanofi. Dr. Nassar received her Ph.D. in Pharmaceutical Sciences from the University of Kentucky.

Jonathan Peacock was elected to the Board in 2020. Mr. Peacock has extensive experience in corporate finance, strategy and international expansion in the pharmaceutical industry. He was involved in several large and small acquisitions and partnerships of commercial, pipeline and research assets covering diverse global markets as CFO at Novartis Pharma and CFO at Amgen. He serves as Chairman of the board of directors at Bellerophon Therapeutics Inc. and as a board member at Avantor Inc., W20 Group and a Trustee of the Natural History Museum of Los Angeles. Mr. Peacock holds a degree in Economics, is a chartered accountant and has a background as a partner at McKinsey and Price Waterhouse. Mr. Peacock stepped down from the Board effective November 15, 2021, due to increased responsibilities in connection with his other board commitments.

Senior Management

The following table sets forth information with respect to each of the members of our senior management, including their respective ages and their positions as of the date of this Annual Report on Form 20-F. The business address of these members of our senior management is our registered office address at c/o Genmab A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark. We note that only Jan G. J. van de Winkel, Anthony Pagano, Judith Klimovsky, Anthony Mancini and Tahamtan Ahmadi are registered with the Danish Business Authority as members of executive management, or registered managers, within the meaning of the Danish Companies Act (“DCA”).

Name of Member of Senior Management	Age	Position(s)
Jan G. J. van de Winkel	60	President and Chief Executive Officer
Anthony Pagano	44	Executive Vice President and Chief Financial Officer
Judith Klimovsky	65	Executive Vice President and Chief Development Officer
Anthony Mancini	51	Executive Vice President and Chief Operating Officer
Tahamtan Ahmadi	49	Executive Vice President and Chief Medical Officer, Head of Experimental Medicines
Birgitte Stephensen	61	Senior Vice President, Head of Global IPR & Legal
Christopher Cozic	44	Senior Vice President, Global Human Resources
Martine J. van Vugt	51	Senior Vice President, Corporate Strategy and Planning

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

Anthony Mancini joined Genmab in March 2020 as Executive Vice President and Chief Operating Officer. Prior to joining Genmab, Mr. Mancini served in a variety of strategic and operational leadership roles over a 24-year career at Bristol Myers Squibb (BMS) including the leadership of BMS’ US Innovative Medicines Unit, a cross-functional team of over 1100 people, across multiple therapeutic areas including Immunology & Cardiovascular diseases. He holds a Bachelor of Science in Biochemistry from the University of Ottawa, Canada, an MBA from Clemson University, South Carolina, USA, and participated in the General Management Program, CEDEP at INSEAD, Fontainebleau, France.

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

Martine J. van Vugt started her professional career with us in 2001 and was appointed Senior Vice President in July 2014 and is currently responsible for Corporate Strategy and Planning. Previously, she was responsible for our Portfolio, Project and Alliance Management as well as Strategic Initiatives and continues to oversee these areas. She has been active in business development operations since 2011. From 1998 until joining us in 2001, she studied dendritic cell vaccination therapy as a post-doctoral fellow. Dr. van Vugt holds an M.Sc. from the University of Wageningen and a Ph.D. from Utrecht University.

B.   Compensation

In 2021, the aggregate remuneration paid to the Board was DKK 12.4 million.

No member of the Board is entitled to any kind of remuneration upon retirement from his or her position as a member of the Board. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the Board, and we have no obligation to do so.

In 2021, the aggregate remuneration to our executive management was DKK 97.8 million, all of which was fully accrued at December 31, 2021. This amount includes base salary, defined contribution plans, other benefits, share-based compensation expenses and annual cash bonuses. See “Compensation of Members of Our Board of Directors and Executive Management” and Note 5.1 to our Audited Financial Statements included in our Annual Report 2021 for details on compensation of our executive management. In addition, the aggregate remuneration to our senior management was DKK 115.3 million, all of which was fully accrued at December 31, 2021, and includes the remuneration of our executive management and our extended senior leadership team.

Genmab A/S’ shareholders have adopted a remuneration policy for the Board of Directors and Executive Management of Genmab A/S (the “Remuneration Policy”).

Compensation of Members of Our Board of Directors and Executive Management

See Note 5.1 to our Audited Financial Statements included in our Annual Report 2021 for details on compensation of our directors in connection with their membership to the Board and our executive management in connection with their employment with us.

Certain Senior Management Agreements

Remuneration given to our President and CEO, Jan G. J. van de Winkel, our Executive Vice President and CFO, Anthony Pagano, our Executive Vice President and CDO, Judith Klimovsky, our Executive Vice President and COO, Anthony Mancini and our Executive Vice President and Chief Medical Officer, Head of Experimental Medicines, Tahamtan Ahmadi, in accordance with their service agreements consists of a base salary, a cash bonus, RSUs and warrants. The maximum bonus opportunity for Dr. van de Winkel is in accordance with the Remuneration Policy and as recommended by the Compensation Committee and approved by the Board in a range of 0 to 150 percent of his annual base salary. The maximum bonus opportunity for Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi are conditional upon the recommendation of the CEO, in an amount between 0 and 90 percent of the individual’s annual base salary, in accordance with the Remuneration Policy and as recommended by the Compensation Committee and approved by the Board; however, any bonus in excess of 100 percent of base salary for Dr. van de Winkel and 60 percent of base salary for Mr. Pagano, Dr. Klimovsky, Mr. Mancini and Dr. Ahmadi will be deferred into RSUs subject to three years vesting in accordance with Genmab’s Renumeration Policy. RSUs have been granted to Dr. van de Winkel, Mr. Pagano, Dr. Klimovsky and Mr. Mancini under our RSU program for the 2020 performance year on February 26, 2021. Effective March 1, 2021, Dr. Ahmadi, previously Senior Vice President, Head of Oncology, was appointed Executive Vice President and Chief Medical Officer, Head of Experimental Medicines and was granted RSUs and warrants on April 13, 2021. The above-named individuals qualify for all of our benefit programs, including pension plans.

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

In February 2021, the Warrant Program was amended (the “2021 Warrant Program”). Under the terms of the 2021 Warrant Program, the Board may decide, in its sole discretion, to accelerate the vesting of the warrants held by a warrant holder in case of (1) a change of control event as defined in the 2021 Warrant Program, if a warrant holder’s employment terms are materially changed to his or her detriment during the 12-month period following a change in control event, or (2) certain other extraordinary transactions as described in the 2021 Warrant Program.

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

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2021 for our outstanding warrants and a summary of the holders of such warrants as of December 31, 2021.

Warrant Compensation

During 2021, our Board granted the following warrants to our executive management:

Name of Board Member or Executive Management, Position	Award Date	Granted	Strike Price (DKK)

Jan van de Winkel, Chief Executive Officer	2021	-	-
Anthony Pagano, Chief Financial Officer	2021	-	-
Anthony Mancini, Chief Operating Officer	2021	-	-
Judith Klimovsky, Chief Development Officer	2021	-	-
Tahamtan Ahmadi, Chief Medical Officer*	April 13, 2021	1,287	2,148

* Effective March 1, 2021, Tahamtan Ahmadi, previously Senior Vice President, Head of Oncology, was appointed Executive Vice President and Chief Medical Officer, Head of Experimental Medicines.

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

We intend to purchase our own shares in order to cover our obligations in relation to the RSUs. Authorization to purchase our own shares up to a nominal value of DKK 500,000 (500,000 shares) was given by the shareholders at the annual general meeting in March 2016. The March 2016 authorization expired in March 2021. Additionally, in March 2019, our shareholders authorized us to repurchase up to an additional nominal value of DKK 500,000 (500,000 shares). The March 2019 authorization expires in March 2024. A portion of the shares that may be repurchased under this authorization may be used to cover our obligations in relation to the RSUs. Moreover, in April 2021, our shareholders authorized us to repurchase up to an additional nominal value of DKK 500,000 (500,000 shares). The weighted average fair value of RSUs granted in 2021 was DKK 2,236.44. Between February 24, 2021 and March 9, 2021, we repurchased 30,000 shares pursuant to the March 2016 authorization and between March 9, 2021 and June 30, 2021, we repurchased 170,000 shares pursuant to the March 2019 authorization. No shares have been repurchased pursuant to the 2021 authorization.

In February 2021, the RSU program was amended (the “2021 RSU Program”). Under the terms of the 2021 RSU Program, the Board may decide, in its sole discretion, to accelerate the vesting of the RSUs held by a participant, or accelerate the vesting of the RSUs and make a cash settlement in case of (1) a change of control event as defined in the 2021 RSU Program, if a participant’s employment terms are materially changed to his or her detriment during the 12-month period following the change in control event, or if the participant, who is a member of the Board, is replaced by a new board member or such participant's seat on the Board is eliminated due to a reduction in the number of board members, or (2) certain other extraordinary transactions as described in the 2021 RSU Program.

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

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2021 for our outstanding RSUs and a summary of the holders of such RSUs as of December 31, 2021.

Restricted Stock Unit Compensation

During 2021, our Board granted the following RSUs to members of our Board and our executive management:

Name of Board Member or Executive Management, Position	Award Date	Granted	Share Price at Date of Grant (DKK)
Deirdre P. Connelly, Chair	November 22, 2021	454	2,641
Pernille Erenbjerg, Deputy Chair	November 22, 2021	340	2,641
Anders Gersel Pedersen, Board Member	November 22, 2021	227	2,641
Paolo Paoletti, Board Member	November 22, 2021	227	2,641
Rolf Hoffmann, Board Member	November 22, 2021	227	2,641
Peter Storm Kristensen, Employee Elected Member	November 22, 2021	227	2,641
Rima Bawarshi Nassar, Employee Elected Member	November 22, 2021	227	2,641
Mijke Zachariasse, Employee Elected Member	November 22, 2021	227	2,641
Jan van de Winkel, Chief Executive Officer	February 26, 2021	12,077	2,070
Anthony Pagano, Chief Financial Officer	February 26, 2021	5,405	2,070
Anthony Mancini, Chief Operating Officer	February 26, 2021	5,467	2,070
Judith Klimovsky, Chief Development Officer	February 26, 2021	7,268	2,070
Tahamtan Ahmadi, Chief Medical Officer*	April 13, 2021	1,200	2,148

* Effective March 1, 2021, Tahamtan Ahmadi, previously Senior Vice President, Head of Oncology, was appointed Executive Vice President and Chief Medical Officer, Head of Experimental Medicines.

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

Employment Agreement and Warrant Grants

We have entered into employment agreements with, and issued RSUs and warrants to, our senior management. See “—Compensation—Certain Senior Management Agreements” and “—Compensation—Warrant Program” and “—Compensation—Restricted Stock Unit Program” for more information.

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

The Board performs its duties in accordance with the rules of procedure of the Board. The rules of procedure are reviewed and updated by all members of the Board on a regular basis. The Board meets for at least eight scheduled face-to-face, telephonic, videoconference or Teams meetings during the year. During 2021, the Board held 10 meetings in addition to the informal ongoing communication between Board members and our CEO. Our Board may consist of between three and nine Shareholder Elected Members, elected for terms of one year, with possibility of re-election. In addition, our employees may, pursuant to Danish statutory rules regarding the representation of employees on the board of directors and election regulations adopted by the Board, elect employee representatives to the Board, for terms of three years, with possibility of re-election. The employees of the Company have adopted a voluntary program which allows for election of employee representatives from the Company’s directly and indirectly owned subsidiaries. Currently, the Board has three Employee Elected Members, Peter Storm Kristensen, Mijke Zachariasse and Rima Bawarshi Nassar. In total, our Board currently consists of eight Board members (including five Shareholder Elected Members and three Employee Elected Members). The Board elects a chair and deputy chair from among its members. The majority of our Board members are considered to be independent under the corporate governance standards of the Nasdaq Stock Market and Nasdaq Copenhagen.

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

Audit and Finance Committee

According to the Audit and Finance Committee charter, the Audit and Finance Committee must consist of at least three non-executive Board members, all of whom must be independent. Furthermore, the Chair of the Board shall not be Chair of the Audit and Finance Committee. As of the date of this Annual Report on Form 20-F, the Audit and Finance Committee consists of members Rolf Hoffmann and Deirdre P. Connelly and is chaired by Pernille Erenbjerg. The Audit and Finance Committee assists the Board with the oversight of the financial reporting process, the effectiveness of internal controls over financial reporting and risk management, the independent audit process and compliance with legal and regulatory requirements, in accordance with the Audit and Finance Committee charter. Each member of the Audit and Finance Committee satisfies the independence requirements of the corporate governance standards of the Nasdaq Stock Market, and Pernille Erenbjerg qualifies as an “Audit Committee financial expert,” as defined in Nasdaq Rule 5605(c)(2)(A) and as determined by our Board.

Our Audit and Finance Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our Audit and Finance Committee has the following principal responsibilities:

●	overseeing the accounting and financial reporting principles and process to ensure compliance with legal and regulatory requirements and the quality, transparency and integrity of the published financial information;
●	overseeing the appropriateness and effectiveness of our internal controls over financial reporting and risk management system and evaluating the need for an internal audit;
●	overseeing our audits and the independent auditor process, including recommending the appointment of the independent auditors and overseeing the annual assessment of their performance and qualifications, overseeing non-audit services and, to the extent permitted by applicable law, being directly responsible for the appointment, retention and compensation of the independent auditors in connection with audit, review or attestation services;
●	overseeing the operation of the Company’s internal audit function, including approving the internal audit charter, the staffing and organizational structure of the internal audit function, and monitoring management’s responsiveness to the internal auditor's findings and recommendations;
●	considering the independence of the independent auditors and any potential conflicts of interest, including by (a) ensuring receipt from the independent auditors of a formal written statement delineating all relationships with the Company, (b) actively engaging in dialogue with the independent auditors with respect to factors that may impact the independent auditors’ objectivity and independence, and (c) taking, or recommending that the Board takes, appropriate action to oversee auditor independence;
●	ensuring that significant adjustments, unadjusted differences, disagreements between management and the independent auditors and management responses thereto are discussed with the independent auditors and resolving disagreements between management and the independent auditors;
●	assessing transactions between the Company and the Company’s related parties and, in respect of material related party transactions, submitting a recommendation for approval or non-approval of such transactions to the Board prior to their completion;
●	overseeing compliance with legal and regulatory requirements in relation to financial reporting and auditing regulation;
●	authority to obtain advice and assistance from independent counsel and other advisors;
●	obtaining appropriate funding, as determined by the Audit and Finance Committee, for compensation to the independent auditor and to any advisors that the Audit and Finance Committee chooses to engage;
●	monitoring the whistleblower function, including establishment of procedures for the receipt, retention and treatment of any complaints, including confidential anonymous submissions from our employees regarding accounting, auditing and internal control issues received through a formalized complaint process, as well as review of such complaints; and

●	evaluating its own performance and the achievement of its duties on a regular basis, and annually reviewing and updating the Audit and Finance Committee charter and discussing any required changes thereto with the Board.

The Audit and Finance Committee also performs such other functions and exercises such other powers as may be delegated to it by the Board from time to time.

Compensation Committee

According to its charter, our Compensation Committee must consist of at least two non-executive directors, appointed by the Board. A majority of the members must be independent. As of the date of this Annual Report on Form 20-F, the Compensation Committee consists of members Paolo Paoletti and Deirdre P. Connelly and is chaired by Anders Gersel Pedersen. Paolo Paoletti and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Stock Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Compensation Committee assists the Board in the areas of compensation of managers and the adoption of policies that concern our compensation programs, including equity-based programs and benefit plans. The Compensation Committee also makes recommendations to the Board regarding specific remuneration packages for each of the members of the Board as well as our registered managers, including pension rights and any compensation payments. The proposed remuneration policy, if adopted by the Board, are subject to the approval of our shareholders at the annual general meeting. The Compensation Committee’s primary responsibilities are as follows:

●	reviewing trends in compensation and the competitiveness of our executive compensation programs to ensure (a) the attraction and retention of registered managers, (b) the motivation of registered managers to achieve our business objectives, and (c) the alignment of the interests of key leadership with the long-term interests of our shareholders;
●	making proposals for the approval of the Board prior to approval by shareholders at the general meeting, on the remuneration policy for members of the Board and the registered managers, including the overall principles of incentive pay schemes, compensation structure and long-term incentive compensation plans and a remuneration policy applicable to the Company in general;
●	reviewing goals and objectives of our CEO and evaluating his performance to make recommendations concerning CEO compensation; the CEO may not be present during deliberations or voting concerning the CEO’s compensation;
●	overseeing the evaluation of the performance of the Company’s registered managers, and discussing their annual compensation, including salary, bonus, incentive and equity compensation, and the selection of performance measures, the setting of performance targets and the assessment of performance against those targets;
●	reviewing the Company’s policies relating to claw-back of incentive awards and confirm that such policies continue to be appropriate;
●	reviewing plans for registered managers’ development and corporate succession plans for registered management;
●	reviewing termination and compensation packages for new registered managers as requested by management;
●	in its sole discretion, retaining, terminating and receiving advice from outside counsel, compensation consultants or other advisers, upon consideration of (i) whether such counsel, consultant or adviser

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

Nominating and Corporate Governance Committee

According to its charter, our Nominating and Corporate Governance Committee must include at least two non-executive directors, appointed by the Board. A majority of members must be independent. As of the date of this Annual Report on Form 20-F, the Nominating and Corporate Governance Committee consists of members Pernille Erenbjerg and Anders Gersel Pedersen and is chaired by Deirdre P. Connelly. Pernille Erenbjerg and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Global Select Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Nominating and Corporate Governance Committee identifies, reviews, evaluates and recommends to the full Board candidates to serve as directors of the Company and makes recommendations to the Board regarding Board and committee members and corporate governance issues. The Nominating and Corporate Governance Committee’s primary responsibilities include the following:

●	proposing to the full Board policies on the size and composition of the Board, including proposals for specific changes to Board size, composition or internal rules of the Board;
●	describing the qualifications required for the Board and the registered managers and for a given position and identifying and recommending qualified candidates to the Board;
●	evaluating at least annually the skills, knowledge and experience of the individual members of the Board and the registered managers and evaluating, reviewing and considering whether to recommend existing directors for re-election;
●	maintaining an orientation and continuing education program for directors;
●	establishing a process for the periodic review and assessment of the performance of the Board and its committees and conducting such review of the structure and performance of each board committee and committee member, recommending any changes considered appropriate, as well as recommending the establishment of new or special committees as desirable or necessary from time to time;
●	periodically assessing the independence of directors and our corporate governance principles and their application, and recommending any changes deemed appropriate to the Board, including in connection with any proposals submitted by shareholders that relate to corporate governance, corporate social responsibility and environment, social and governance matters;
●	overseeing and reviewing the processes and procedures in place to ensure that the Board and its committees timely receive accurate, relevant and appropriately detailed information;

●	reviewing the adequacy of internal rules of the Board, management and any other codes of ethics with the Board and management;
●	overseeing the preparation and periodic review of a diversity policy for the Board’s approval;
●	overseeing our policies and practices regarding philanthropic and political activities; and
●	periodically reviewing, discussing and assessing the performance of the committee as well as the adequacy of its charter, and recommending any proposed changes to the Board for approval.

Scientific Committee

According to its charter, the Scientific Committee must include at least three non-executive directors, the majority of whom must be independent, with a broad scientific and medical understanding and experience, appointed by the Board. As of the date of this Annual Report on Form 20-F, the Scientific Committee consists of members Anders Gersel Pedersen and Rolf Hoffmann and is chaired by Paolo Paoletti. The Scientific Committee provides input and advises the Board in matters relating to our research and development strategy, including reviewing our preclinical and clinical product pipeline in view of our overall strategy and vision. The Scientific Committee’s primary responsibilities include the following:

●	reviewing and discussing our preclinical and clinical product portfolio, including the commercial attractiveness and the ranking thereof;
●	reviewing and discussing our research and development strategy and reviewing scientific and technological trends that we believe are of significant importance and providing strategic advice and making recommendations with respect to our ongoing research and development programs;
●	reviewing the quality of our research and development capacity and its organization, including the product development process; and
●	reviewing and discussing the Company’s intellectual property strategies.

D.   Employees

As of December 31, 2021, we had 1,212 employees; 312 in Denmark, 437 in the Netherlands, 420 in the U.S. and 43 in Japan. Of these employees, 927 were engaged in or support research and development and 285 were in selling, administrative and business related positions. Each of our employees has signed confidentiality and inventions assignment agreements, or have signed employment agreements containing confidentiality and inventions assignment provisions, and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

E.   Share Ownership

For information regarding the share ownership of our directors and members of senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of February 16, 2022 by:

●	each person, or group of affiliated persons, known by us to beneficially own equal to or more than 5% of our outstanding shares;
●	each of our directors; and
●	each member of our senior management

	Share Beneficial Ownership
		Number of
		Warrants		Fully Diluted
		Exercisable and	Fully Diluted	Percentage of
	Number of Shares	RSUs to be Settled	Number of Shares	Beneficial
Name of Beneficial Owner	Beneficially Owned	Within 60 days	Beneficially Owned	Ownership
5% Shareholders
BlackRock, Inc.(1)			4,726,840	7.20%
Board Members and Senior Management
Deirdre P. Connelly	4,444	—	4,444	0.01%
Pernille Lyngvold Erenbjerg	4,349	—	4,349	0.01%
Anders Gersel Pedersen	11,278	—	11,278	0.02%
Paolo Augusto Paoletti	608	—	608	0.00%
Rolf Hoffmann	2,949	—	2,949	0.00%
Mijke Zachariasse	92	557	649	0.00%
Peter Storm Kristensen	973	1,452	2,425	0.00%
Rima Nassar	1,038	4,585	5,623	0.01%
Jan van de Winkel	614,657	65,668	680,325	1.04%
Anthony Pagano	3,087	17,042	20,129	0.03%
Anthony Mancini	—	—	—	0.00%
Judith Klimovsky	5,247	36,932	42,179	0.06%
Tahamtan Ahmadi	2,414	16,081	18,495	0.03%
Birgitte Stephensen	*	*	*	*
Christopher Cozic	*	*	*	*
Martine van Vugt	*	*	*	*
All board members and senior management as a group (16 persons)	658,740	159,785	818,525	1.25%

* Indicates beneficial ownership of less than 1% of the total outstanding shares.

(1)	This information is based solely on the Schedule 13G filed by BlackRock, Inc. on February 3, 2022 with the SEC. BlackRock, Inc. does not have different voting rights from other shareholders.

The number of shares beneficially owned by each entity, person or member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares for which the individual has the right to subscribe within 60 days of February 16, 2022 through the exercise of any options, warrants or other rights. There are 159,785 shares for which our board members and senior management as a group have the right to subscribe within 60 days of February 16, 2022 pursuant to the exercise of warrants or settlement of restricted stock units.

Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person. The percentage of shares beneficially owned is computed on the basis of 65,718,456 shares outstanding as of February 16, 2022. Shares for which a person has the right to subscribe within 60 days of February 16, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We conducted our last beneficial ownership analysis in the second quarter of 2021 and we estimated that approximately 35%, or 23 million (including shares in the form of ADSs) of our outstanding shares as of such date, were beneficially held by U.S. residents.

B.   Related-Party Transactions

In the year ended December 31, 2021, there were no material related party transactions. The Company has employment agreements with, and has made equity compensation grants to, members of senior management in the ordinary course of business. The Company also has renumeration packages for members of the board of directors. See “Item 6.B—Compensation—Compensation of Members of Our Board of Directors and Executive Management” and Note 5.2 to our Audited Financial Statements included in our Annual Report 2021 for details on related party transactions.

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

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and DARZALEX SC in Europe for SC administration). The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through December 31, 2021. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. To date, the cumulative impact to royalties is estimated to be DKK 501 million (2021: DKK 421 million, 2020: DKK 80 million). The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

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

None.

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

C.   Material Contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently party to any material contract, other than contracts entered into in the ordinary course of business.

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

Material U.S. Federal Income Tax Considerations

General

        The following discussion is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the ADSs. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), as well as judicial and administrative interpretations thereof as in effect as of the date of this Annual Report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (“IRS”), or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new Treasury Regulations, Code sections, judicial and administrative interpretations or otherwise.

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

        Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market. Our ADSs are readily tradable on the Nasdaq Global Select Market. However, based on existing guidance, it is unclear whether the shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying shares, are listed on a securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the ADSs.

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

        It is noted specifically that the summary does not address all possible tax consequences relating to the ownership and disposition of ADSs. The summary does accordingly not apply to investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does further not apply to non-Danish tax resident investors that carry on business activities in Denmark through a permanent establishment, or to non-Danish tax resident investors, who are resident in jurisdictions, which are considered non-cooperative tax jurisdictions by the EU.

        In the context of the following section, “companies” mean entities that are treated as separate taxable entities under domestic tax laws of their jurisdiction of incorporation.

        The summary is based solely on the tax laws of Denmark in effect on the date of this Annual Report on Form 20-F. Danish tax laws may be subject to change, potentially with retroactive effect.

        Potential investors in the ADSs are advised to consult their tax advisors regarding the applicable tax consequences of ownership and disposition of the ADSs based on their particular circumstances.

Tax Treatment of ADSs Under Danish Tax Law

        It is currently not clear under Danish tax legislation or case law how ADSs are to be treated for Danish tax purposes. Recent public guidance from the Danish tax authorities indicate that the ADSs may not be treated as shares for Danish tax purposes, and that the ADS holder may not be treated as the direct owner of the shares underlying the ADSs and accordingly not as the shareholder for Danish tax purposes. Thus, according to recent communications from the Danish tax authorities, the Danish tax authorities are of the opinion that, in general, the depositary bank - and not the ADS holder - is the owner of the shares underlying the ADSs, and that the qualification of whether the ADS holder or the depositary bank is the holder of the underlying shares for Danish tax purposes depend on an assessment of the specific ADS program, with the main emphasis on the allocation of the administrative rights attached to the shares, in particular the voting rights. Furthermore, the Danish tax authorities are of the opinion that the ADS holder cannot be regarded as holders of the underlying shares for Danish tax purposes to the extent the number of ADS certificates held by the ADS holder represents a fraction of a share.

While it therefore is highly uncertain whether the ADS holder in respect of the ADSs is treated as the direct owner of the shares underlying the ADSs and accordingly as the shareholder for Danish domestic tax law purposes, the below summary assumes that the ADS holder for Danish tax purposes is treated as the direct owner of the shares underlying the ADSs, but if this is not the case, then this will impact the Danish tax treatment of the holders of the ADSs including the respect of the taxation of dividends.

Danish Tax Resident Individuals

Sale of Shares

        Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 57,200 (for cohabiting spouses, a total of DKK 114,400) and at a rate of 42% on share income exceeding DKK 57,200 (for cohabiting spouses over DKK 114,400) (all 2022 amounts and thresholds). The threshold is subject to annual adjustments and include all share income included in the calculation (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).

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

Dividends

        It is highly uncertain if the actual distribution of dividends to the ADS holder are considered dividends for Danish tax purposes. However, if dividends paid to Danish tax resident individuals who are holders of ADSs are treated as dividends for Danish tax purposes, then such dividends are included in the individual’s share income and taxed as such, as outlined above. Dividends paid to Danish tax resident individuals are generally subject to withholding tax at the rate of 27%.

Non-Danish Tax Resident Individuals

Sale of Shares

        Non-Danish tax resident individuals, including individuals tax resident in the United States, are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules (see below).

Dividends

        Dividends paid on the shares underlying the ADSs to non-Danish tax resident individuals, including individuals tax resident in the United States, are generally subject to withholding tax at the rate of 27%. No additional tax will be imposed.

It is highly uncertain if the ADS holder is considered the holder of the shares underlying the ADSs. If the ADS holder is considered to be the owner of the shares underlying the ADSs for Danish tax purposes and is the beneficial owner of the dividends paid on the shares, then the ADS holder may in certain circumstances seek a refund of tax withheld on dividends paid on the shares.

        In the event this is the case, and the ADS holder is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to benefits under such tax treaty, the ADS holder may seek a refund from the Danish Tax Agency of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

        Similarly, in the event the ADS holder for Danish tax purposes is considered the owner of the underlying shares and the beneficial owner of the dividends paid on the shares, Danish domestic tax law provides for a 15% tax rate, if the ADS holder holds less than 10% of the nominal share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the ADS holder is tax resident outside the EU, it is an additional requirement for application of the 15% tax rate that the ADS holder together with related shareholders holds less than 10% of the share capital of the company.

If the depositary bank is considered the owner of the shares underlying the ADSs for Danish tax purposes, then the depositary bank may potentially in certain circumstances seek a refund of tax withheld on dividends paid on the shares.

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

        The Danish Tax Agency has published guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, https://skat.dk. The information on, or information that can be accessed through, such website is not part of and should not be incorporated by reference into this Annual Report on Form 20-F. We have included such website address as an inactive textual reference only.

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

Dividends

It is highly uncertain if the actual distribution of dividends to the ADS holder are considered dividends for Danish tax purposes. However, if dividends paid to Danish tax resident companies who are holders of ADSs are treated as dividends for Danish tax purposes, then the following should apply:

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

Dividends

Dividends paid on the shares underlying the ADSs to non-Danish tax resident companies, including companies tax resident in the United States, are generally subject to withholding tax at the rate of 27%.

It is highly uncertain if the ADS holder is considered the holder of the shares underlying the ADSs. If the ADS holder is considered to be the owner of the shares underlying the ADSs for Danish tax purposes and is the beneficial owner of the dividends paid on the shares, then the ADS holder may in certain circumstances benefit from certain exemptions from withholding tax on dividends or seek a refund of tax withheld on dividends paid on the shares.

If the ADS holder for Danish tax purposes is considered the holder of the shares underlying the ADSs and is considered the beneficial owner of dividends paid on the shares, then the following exemptions apply if the shares held by the ADS holder qualify as Subsidiary Shares or Group Shares: dividends received on Subsidiary Shares are exempt from Danish withholding tax provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/EU) or under an applicable tax treaty. Similarly, dividends received on Group Shares, which are not Subsidiary Shares, are exempt from Danish withholding tax if the shareholder is resident in the EU or the EEA and provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/EU) or under an applicable tax treaty had the shares been Subsidiary Shares.

In other cases, dividends will generally be subject to tax at a rate of 22% effective for dividends distributed. However, the withholding rate is 27%, meaning that foreign corporate shareholders receiving taxable dividends distributed from Danish companies generally will be able to ask for a refund of at least 5% of the total dividend.

Further, if the ADS holder for Danish tax purposes is considered the holder of the shares underlying the ADSs, is considered the beneficial owner of dividends paid on the shares and is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to the benefits under such tax treaty, the ADS holder may seek a refund from the Danish Tax Agency of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

Similarly, in the event the ADS holder for Danish tax purposes is considered the owner of the underlying shares and the beneficial owner of the dividends paid on the shares, Danish domestic tax law provides for an applicable 15% tax rate, if the ADS holder holds less than 10% of the share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the ADS holder is tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related shareholders holds less than 10% of the nominal share capital of the company.

If the depositary bank is considered the owner of the shares underlying the ADSs for Danish tax purposes, then the depositary bank may potentially in certain circumstances seek a refund of tax withheld on dividends paid on the shares.

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

The Danish Tax Agency has published guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, https://skat.dk. The information on, or information that can be accessed through, such website is not part of and should not be incorporated by reference into this Annual Report on Form 20-F. We have included such website address as an inactive textual reference only.

Danish Anti-Avoidance Rules

The below summary of Danish anti-avoidance rules is not exhaustive.

Payments may be subject to Danish withholding tax irrespective of the above, if the shareholder is not the beneficial owner of the shares and dividend (e.g., if the shareholder reassigns the payments to a person or entity not itself entitled to the above exemptions).

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

Finally, it should be noted that it is the shareholder who owns the share at the time of the general meeting where the decision to distribute dividend is passed to the shareholder, who is subject to Danish taxation on the dividend, and thereby is entitled to make a tax reclaim if any.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Copies of this Annual Report on Form 20-F, as well as our Annual Report 2021, which includes our Audited Financial Statements, can be downloaded from the “Investors” page at www.genmab.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I.   Subsidiary Information

Not applicable.

ITEM 11   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

For qualitative and quantitative disclosures about market risks including foreign currency risk interest rate risk, and credit risk, see Note 4.2 to our Audited Financial Statements included in our Annual Report 2021.

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

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the

Treadway Commission (“COSO”). Based on this assessment our management concluded that, as of December 31, 2021, Genmab’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 135 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERTS

Our Audit and Finance Committee consists of members Rolf Hoffmann and Deirdre P. Connelly and is chaired by Pernille Erenbjerg. Each member of the Audit and Finance Committee satisfies the independence requirements of the corporate governance standards of the Nasdaq Stock Market, and Pernille Erenbjerg qualifies as an “audit committee financial expert,” as defined in Nasdaq Rule 5605(c)(2)(A) and as determined by our Board of Directors.

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

During 2021, the Company amended its Code of Conduct to include articulation of 19 key Company standards with links to global practices and guidance. During 2021 the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors or employees. We expect that any amendments to the current Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

For principal accountant fees and services, see Note 5.6 to our Audited Financial Statements included in our Annual Report 2021.

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

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2021, Genmab made the following purchases of its ordinary shares in connection with covering its obligations under its RSU program, as described in “Item 6—Directors, Senior Management and Employees—B. Compensation—Restricted Stock Unit Program.”

Period	Total Number of Shares Purchased	Average Price Paid per Share in DKK	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Share Repurchase Programs
February 22, 2021 - February 26, 2021	10,000	2,141.49	10,000	-
March 1, 2021 - March 31, 2021	90,000	2,046.31	90,000	-
April 6, 2021 - April 29, 2021	28,900	2,189.67	28,900	-
May 3, 2021 - May 31, 2021	27,800	2,336.00	27,800	-
June 1, 2021 - June 30, 2021	43,300	2,596.43	43,300	-
Total	200,000	-	200,000	-

Share repurchases were conducted pursuant to a share buy-back program providing for repurchase of up to 200,000 ordinary shares (the “Share Buy-Back Program”), which was announced on February 23, 2021 and expired on June 30, 2021. The Share Buy-Back Program was conducted pursuant to the 2016 Authorization, which expired on March 10, 2021, and the 2019 Authorization, which is expiring in March 2024. No shares remain to be repurchased under the Share Buy-Back Program, but up to 330,000 and 500,000 shares are authorized for repurchase by the shareholders pursuant to the 2019 Authorization and the 2021 Authorization, respectively, should additional share buy-back programs be implemented in the future. See “Item 6—Directors, Senior Management and Employees—B. Compensation—Restricted Stock Unit Program” for more details.

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

●	We do not follow the quorum requirements of the Nasdaq Stock Market applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements for general meetings of shareholders.
●	We do not follow the requirements of the Nasdaq Stock Market regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies. The solicitation of proxies is not a generally accepted business practice in Denmark, although it has recently become more common for listed companies to do so. However, a shareholder may be represented at a general meeting by proxy. Unless containing a provision to the contrary, instruments of proxy will be deemed to be in force until revoked in writing by notification to the company. Rather than providing proxy statements, we provide notice convening a general meeting, including an agenda and other relevant documents, to the Danish Business Authority and written notice to all registered shareholders who have so requested.
●	We do not follow the requirements of the Nasdaq Stock Market regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to Danish corporate law and our articles of association, our shareholders have authorized our Board to issue securities, including shares and warrants.
●	We do not follow the requirement of the Nasdaq Stock Market that each member of the Compensation Committee be independent as defined under Nasdaq Listing Rule 5605(a)(2). No such requirement exists pursuant to Danish law. We do not have an independent Compensation Committee within the meaning of the Nasdaq Listing Rules because we consider Anders Gersel Pedersen, a member of the Compensation Committee, to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from senior management in connection with his duties as a Compensation Committee member. The charter of the Compensation Committee requires a majority of its members to be independent.
●	We do not follow the requirement of the Nasdaq Stock Market that we have independent director oversight of director nominations as prescribed by Nasdaq Listing Rule 5605(e)(1). No such requirement exists pursuant to Danish law. We do not have independent oversight of director nominations because we consider Anders Gersel Pedersen to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from senior management in connection with his duties as a member of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee requires a majority of its members to be independent.
●	We do not follow the requirement of the Nasdaq Stock Market that our independent directors must have regularly scheduled meetings at which only independent directors are present. No such requirement exists pursuant to Danish law. Our directors regularly meet in executive sessions without the participation of management. However, our Employee Elected Directors, who are not independent within the meaning of the Nasdaq Listing Rules, attend these executive sessions.

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17   FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18   FINANCIAL STATEMENTS

The financial statements required by this item are incorporated herein by reference to pages 87-132 of our Annual Report 2021.

ITEM 19   EXHIBITS

a.	Annual Report

The following pages from our Annual Report 2021, furnished to the SEC as Exhibit 99.1(a) to Form 6-K, dated February 16, 2022, and from our Annual Report 2020, furnished to the SEC as Exhibit 99.1(a) to Form 6-K, dated February 23, 2021, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) incorporated by reference from our Annual Report 2021

Financial Review - pages 61-65

Consolidated Financial Statements for the Genmab Group – pages 87-132

Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019 – page 88

Consolidated Balance Sheets as of December 31, 2021 and 2020 – page 89

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019 – page 90

Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019 – page 91

Notes to the Consolidated Financial Statements – pages 92-132

Page(s) incorporated by reference from our Annual Report 2020

Financial Review - pages 63-68

b.	Exhibits

Exhibit Index

Exhibit No.	Description	Method of filing
1.1	English translation of Articles of Association of Genmab A/S, as currently in effect	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2022

2.1	Amended and Restated Deposit Agreement	Incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

Exhibit No.	Description	Method of filing
2.2	Form of American Depositary Receipt	Included in Exhibit 2.1, which is incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

2.3	Description of Securities Registered under Section 12 of the Exchange Act	Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.1†	License Agreement, dated as of August 30, 2012, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.2†	Amendment Number 1 to the License Agreement, dated as of January 31, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.3†	Amendment Number 2 to the License Agreement, dated as of October 10, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.4†	License and Collaboration Agreement, dated as of October 7, 2011, by and between Seagen, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.5†	Joint Commercialization Agreement dated October 19, 2020 between Genmab A/S and Seagen Inc.	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.6†	Co-development and Collaboration Agreement, dated as of December 19, 2006, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.7†	Amendment Number 1 to the Co-development and Collaboration Agreement, dated as of June 30, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.8†	Amendment Number 2 to the Co-development and Collaboration Agreement, dated as of December 18, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.9†	Amendment Number 3 to the Co-development and Collaboration Agreement, dated as of July 1, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.10†	Amendment Number 4 to the Co-development and Collaboration Agreement, dated as of December 20, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.11†	Novation Agreement, dated as of November 3, 2014, by and among Glaxo Group Limited, Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.12†	Amendment Number 5 to the Co-development and Collaboration Agreement, dated as of January 22, 2018, by and between Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.13†	Amended and Restated Evaluation and Commercialization Agreement, dated as of July 12, 2012, by and among BristolMyer Squibb Corporation, Medarex, Inc., GenPharm International, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.14†	Collaboration and License Agreement, dated as of June 10, 2020 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

Exhibit No.	Description	Method of filing
8.1	List of Subsidiaries	Incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2021

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2021
15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021

EX-101.INS	XBRL Instance Document	Incorporated by reference to Exhibit 101.INS to the Registrant’s report furnished to the SEC on Form 6-K on February 16, 2022
EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to Exhibit 101.SCH to the Registrant’s report furnished to the SEC on Form 6-K on February 16, 2022

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to Exhibit 101.CAL to the Registrant’s report furnished to the SEC on Form 6-K on February 16, 2022

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to Exhibit 101.DEF to the Registrant’s report furnished to the SEC on Form 6-K on February 16, 2022

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to Exhibit 101.LAB to the Registrant’s report furnished to the SEC on Form 6-K on February 16, 2022

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to Exhibit 101.PRE to the Registrant’s report furnished to the SEC on Form 6-K on February 16, 2022

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

Dated: February 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Genmab A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Genmab A/S and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2021, including the related notes, as listed in the index appearing under Item 19a (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition of DARZALEX

As described in note 5.5 to the consolidated financial statements, the Company in September 2020 commenced binding arbitration of matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to DARZALEX. The arbitration is to settle whether the Company is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) for the Halozyme enzyme technology used in the SC formulation of daratumumab. Janssen has started reducing its royalty payments to the Company by what it claims to be the Company’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and through December 31, 2021. Based on discussions with external and in-house legal counsel, the Company has considered revenue subject to this arbitration as a variable consideration where it is not highly probable that the Company will not reverse this revenue in the future. Therefore, the Company has not recognized revenue in relation to the royalty payments subject to the arbitration. The estimated life to date impact on royalty revenue is DKK 501 million.

The principal considerations for our determination that performing procedures relating to revenue recognition of DARZALEX is a critical audit matter are the significant judgment by Management when determining the estimate of the variable consideration. This in turn led to significant audit effort in performing procedures and evaluating evidence to assess the reasonableness of the estimates of the variable consideration.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the process to record revenue, including controls related to the estimate of the variable consideration. These procedures also included, among others, evaluating and testing Management’s process for determining the variable consideration and assessing the reasonableness of the estimate. This included (i) gaining an understanding of the Company’s process around the accounting and reporting for the arbitration; (ii) discussing the status of the arbitration with the Company’s in-house legal counsel as well as obtaining legal letter from the external legal counsel; (iii) evaluating the reasonableness of Management’s estimate regarding recognition of the variable consideration; and (iv) evaluating the presentation and disclosure within the consolidated financial statements.

/s/PricewaterhouseCoopers

Statsautoriseret Revisionspartnerselskab

Hellerup, Denmark

February 16, 2022

We have served as the Company’s auditor since 2001.