Form 20-F
period 2023-12-31
GENMAB A/S
filed 2024-02-14
CIK 1434265

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

◻           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                              to

OR

◻           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____

For the transition period from_____ to_____

Commission File number: 001-38976

Genmab A/S

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Kingdom of Denmark

(Jurisdiction of incorporation or organization)

Carl Jacobsens Vej 30

2500 Valby

Denmark

(Address of principal executive offices)

Anthony Pagano

Executive Vice President and Chief Financial Officer

Genmab A/S

Carl Jacobsens Vej 30

2500 Valby

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

66,074,535 Ordinary Shares (including shares underlying American Depositary Shares)

47,714,390 American Depositary Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ⌧

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ◻

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

Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Genmab A/S statutory Annual Report 2023 (the “Annual Report 2023”), included as Exhibit 99.1(a) to Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2024. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the incorporated portions of the Annual Report 2023. Items not contained or not specifically referenced within the Annual Report 2023 should not be deemed to be part of this Annual Report on Form 20-F.

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

These forward-looking statements include, but are not limited to, statements about:

●	our expectations regarding sales and net sales, clinical development, regulatory approvals and commercialization of our partnered and proprietary approved products;
●	our expectations with regard to our ability to create and develop additional product candidates and to submit investigational new drug (“IND”) applications and/or clinical trial applications (“CTAs”) for our pre-clinical product candidates;
●	our receipt of future milestone payments and royalties from our collaboration partners, and the expected amount and timing of such payments;
●	our estimates and expectations regarding the potential market size and the size of the patient populations for our products and product candidates;
●	our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development;
●	our expectations regarding the potential advantages of our proprietary technologies over existing antibody technologies and the prospects for our ongoing and future technology collaborations;
●	our plans to expand our translational research platform and the potential benefits of such platform;
●	our expectations with regard to the willingness and ability of our current and future collaboration partners to pursue the development, approval and commercialization of our products and product candidates;
●	our and our collaboration partners’ product discovery, development and commercialization plans with respect to our products and product candidates and our proprietary technologies;

●	our potential to enter into new collaborations;
●	our and our collaboration partners’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;
●	the initiation, timing, progress and results of our pre-clinical trials and clinical trials, and our research and development programs;
●	the timing or likelihood of regulatory filings and approvals for our products and product candidates;
●	our ability to identify, and to negotiate contracts with, suitable contract manufacturing organizations (“CMOs”) and the ability of such CMOs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with current Good Manufacturing Practices (“cGMPs”) (as defined herein);
●	our and our collaboration partners’ ability to identify, and to negotiate contracts with, suitable contract research organizations (“CROs”) and the ability of such CROs to conduct clinical trials on our product candidates in compliance with current Good Clinical Practices (“cGCPs”) (as defined herein);
●	the commercialization and market acceptance of our products and product candidates;
●	our plans to continue to develop our commercialization capabilities;
●	the pricing of and reimbursement for our approved products;
●	the implementation of our business model and strategic plans for our business, products, product candidates and technologies;
●	our ability to operate our business without violating applicable laws and regulations;
●	our and our collaboration partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;
●	the scope of protection we and our collaboration partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;
●	our analysis of potential patent infringement claims and our or our collaboration partners’ rights with respect to such claims;
●	estimates of our future expenses and revenue;
●	our expectations regarding regulatory developments in the United States (“U.S.”), the European Union (“EU”), Japan and other jurisdictions;
●	our ability to effectively manage our anticipated growth;
●	our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;
●	our future financial performance; and

●	developments and projections relating to our competitors and our industry, including competing therapies and technologies.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our books and records in Danish kroner and report under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). None of the audited consolidated financial statements (the “Audited Financial Statements”) included in our Annual Report 2023 and incorporated by reference into this Annual Report on Form 20-F were prepared in accordance with accounting principles generally accepted in the U.S. We use the symbol “$” to refer to the U.S. dollar, “DKK” to refer to the Danish kroner and the symbol “€” to refer to the Euro herein. While our financial results disclosed herein are presented in Danish kroner, certain amounts paid or payable to or by us under certain of our collaborations are presented in the currencies in which payments under such collaborations are denominated.

All references to “shares” in this Annual Report on Form 20-F refer to ordinary shares of Genmab A/S with a nominal value of DKK 1 per share.

This Annual Report on Form 20-F includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report on Form 20-F appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with us, or endorsement or sponsorship of us, by these other parties.

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

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3.D —Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements” above.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized under the laws of Denmark, with a domicile in the municipality of Copenhagen, Denmark.

A majority of the members of our Board of Directors and Executive Management are residents of Denmark or other jurisdictions outside the U.S. A substantial portion of our and such persons’ assets are located in Denmark or other jurisdictions outside the U.S. As a result, it may not be possible for investors to effect service of process upon such persons or us with respect to litigation that may arise under U.S. law or to enforce against them or our company judgments obtained in U.S. courts, whether or not such judgments were made pursuant to civil liability provisions of the federal or state securities laws of the U.S. or any other laws of the U.S.

The U.S. and Denmark do not have a treaty providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, a final judgment (other than an arbitration award) rendered by a U.S. court based on civil liability would not be enforceable in Denmark. However, if the party in whose favor such final judgment is rendered brings the lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the U.S. A judgment by a federal or state court in the U.S. against the Company will neither be recognized nor enforced by a Danish court, but such judgment may serve as evidence in a similar action in a Danish court.

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Summary

Our business is subject to numerous risks and uncertainties. You should carefully consider these risks and uncertainties when investing in our ordinary shares or American depositary shares (“ADSs”). The principal risks and uncertainties affecting our business include the following:

●	Our financial results and near-term prospects are substantially dependent on the commercial success of DARZALEX, our royalties on which are limited in time, and our relationship with Janssen.

●	We have identified a material weakness in our internal control over financial reporting, which could, if not remediated, adversely affect our ability to report our financial results accurately or in a timely manner, which may adversely affect our business, investor confidence in our company and the market value of our ADSs.

●	Sales of our products will depend on the degree of market acceptance by physicians, patients, healthcare payers and others in the medical community.

●	We have a limited history of commercializing our marketed products, and the launch of a new product or of an existing product in a new indication or territory is subject to a number of risks and uncertainties and may not be successful.

●	Our business and operations have experienced rapid growth that needs to be carefully managed.

●	We rely on our collaboration partners in many aspects of our business.

●	We rely on third parties to conduct clinical trials.

●	We rely on a limited number of third-party manufacturers for our product supply.

●	Biopharmaceutical product development involves a substantial degree of uncertainty.

●	Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure.

●	Any approval granted for our products or product candidates in the United States does not assure approval of such products in Japan and the EU or other foreign jurisdictions.

●	We may be affected by reports of adverse events or safety concerns relating to our products or product candidates.

●	We may face product liability claims related to the use or misuse of our products or technologies.

●	Our internal computer systems, or those of our collaboration partners, contractors or consultants, may fail or suffer cyber or other security breaches.

●	Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate.
●	Government restrictions on pricing and reimbursement, as well as other healthcare payer cost-containment initiatives, may negatively impact our ability to generate revenue.

●	Even if approved, our products will be subject to extensive post-approval regulation, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

●	Future laws and regulations and changes to existing ones may have an adverse impact on our business.

●	We and our business arrangements with third parties are subject to fraud, abuse and other healthcare laws and regulations.

Risks Related to Our Business and Financial Condition

Our financial results and near-term prospects are substantially dependent on the commercial success of DARZALEX, our royalties on which are limited in time, and our relationship with Janssen.

In 2023, royalties and milestone payments from Janssen Biotech, Inc. (“Janssen”) related to daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for subcutaneous (“SC”) administration) for certain indications of multiple myeloma (“MM”) and light-chain (“AL”) amyloidosis, accounted for 68% of our revenue, and we anticipate that DARZALEX will continue to account for a substantial portion of our revenue in the near term. Janssen is currently fully responsible for developing and commercializing daratumumab, and all costs associated therewith, and consequently, our revenue and resulting operating profit and near-term prospects are substantially dependent on Janssen’s efforts and the success of this collaboration.

The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent (as defined in the agreement) covering daratumumab in such country. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. Our patents do not begin to expire until March 2026. The issued U.S., European and Japanese patents, including relevant patent term extensions (“PTE”) and supplementary protection certificates (“SPC”), expire in late 2020s and early 2030s.

Genmab had been engaged in arbitration with Janssen since September 2020 concerning certain matters related to its license agreement relating to daratumumab. The arbitration is now concluded. See “Item 8 – Financial Information—Legal Proceedings” for more information.

There can be no assurance that, even with the expansions to the prescribing label for DARZALEX in the U.S. and the EU, DARZALEX sales will remain at or near current levels or will continue to grow. In particular, DARZALEX is subject to intense competition in the MM therapy market. In addition to numerous other U.S Food and Drug Administration (“FDA”) approved treatments for the same indications, we are also aware of several additional investigational agents and technologies that are currently being studied for the treatment of MM, any of which may compete with DARZALEX in the future. If Janssen is unable to successfully compete with these or other agents and technologies, DARZALEX sales could decline materially.

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

We have a limited history of commercializing our marketed products, and the launch of a new product or of an existing product in a new indication or territory is subject to a number of risks and uncertainties and may not be successful.

We are continuing to develop and expand our commercialization capabilities, including sales, distribution and marketing, to allow us to market our own products for the indications and in the geographies we determine would be most effective to create value for patients and our shareholders. Our goal is to continue to expand our commercialization capabilities, with an initial focus on successfully commercializing our first two approved proprietary products, tisotumab vedotin and epcoritamab. The co-commercialization of tisotumab vedotin and epcoritamab is at an early stage (launch) and may not be successful. The continued commercialization of these products could be impaired, and the launch and commercialization of any future products could be delayed or impaired, due to a variety of factors, including supply constraints, delays or challenges in arranging a commercial infrastructure, delays in obtaining or failure to obtain pricing and reimbursement approvals, or other factors, including those described elsewhere herein. We had no prior experience as an organization launching or commercializing a product prior to tisotumab vedotin and epcoritamab, which could adversely affect our ability to maximize their commercial potential.

We continue to develop our market-based commercialization operations in the U.S. and Japan. Building comprehensive commercialization capabilities requires substantial investment of time and money and significant management focus and resources. We are competing with pharmaceutical and biotechnology companies with established commercialization and marketing capabilities. Without additions to our internal team or the support of third parties, we may be unable to compete successfully against these more established companies as we expand into new territories. In addition, we may be unable to develop productive relationships with local medical experts, patients and other key stakeholders or may face barriers due to cultural or regulatory differences. We also compete for staffing with transnational and local pharmaceutical and biotechnology firms and local medical, healthcare and research organizations. Accordingly, there can be no assurance that our efforts to build and expand comprehensive commercialization capabilities will be successful in an acceptable time frame, without disproportionately substantial expenses or at all.

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

We have experienced rapid growth over the last several years, and we anticipate further growth as our pipeline advances and we further commercialize our products. Since 2019 Genmab has grown from 548 employees to 2,204 at the end of 2023. In 2019 there were 12 active industry sponsored clinical trials for Genmab proprietary products, which are those owned at least 50% by Genmab. By the end of 2023 this number had more than doubled to 28, including multiple Phase III trials. Such growth has put significant demands on our management and infrastructure, including new operational and financial systems, expanding commercial capabilities, as well as extended manufacturing and commercial outsourcing arrangements. Our success will depend in part upon our ability to manage this growth effectively, including by maintaining our collaborative culture. As we continue to grow, we must continuously improve our operational, financial and management controls and our reporting systems and procedures. We must ensure that our policies and procedures evolve to reflect our dynamic operating model and implementation of financial systems. We must also continue to effectively retain existing employees and to attract, hire, train and retain new employees. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have identified a material weakness in our internal control over financial reporting, which could, if not remediated, adversely affect our ability to report our financial results accurately or in a timely manner, which may adversely affect our business, investor confidence in our company and the market value of our ADSs.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2023, management identified a material weakness in internal control over financial reporting and, as such, concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. Company management did not design and maintain an effective internal control relating to the recording of royalty revenue, specifically for inadequately assessing the accounting for royalty reduction provisions within the Company’s commercial agreements with collaboration partners. While this material weakness did not cause a material misstatement of the Company’s consolidated financial statements for any period, the underlying control deficiency resulted in immaterial errors in reported royalty revenue, current receivables and retained earnings in periods prior to December 31, 2023. The Company has revised the annual periods of fiscal years 2022 and 2021 financial statements and related notes. See Note 1.4 to our Audited Financial Statements included in our Annual Report 2023.

Management has commenced remediation efforts. However, this material weakness will not be considered remediated until the applicable controls are designed and operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. In addition, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weakness, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives. For more information, see “Item 15 - Controls and Procedures’’.

We may acquire businesses or products, form collaborations or enter into other strategic transactions in the future. We may need to raise additional capital to fund these transactions and we may not realize their benefits.

Should attractive opportunities arise, we may acquire companies or technologies, form collaborations or enter into other strategic transactions that facilitate our access to new products, research projects or geographical areas, or that enable us to achieve synergies with our existing operations. However, we may not be able to identify appropriate targets, make acquisitions or form collaborations under satisfactory financial and other conditions. If we acquire or enter into collaborations or other strategic transactions with businesses, we may not be able to realize the benefits of such acquisitions or collaborations, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, manufacturing and marketing any new products resulting from such acquisitions, collaborations or transactions. The inability to achieve the expected synergies of any such transaction could have a material adverse effect on our business, financial condition, results of operations and future growth prospects and our investors’ ability to realize on their investments.

In addition, we may need to seek additional funds to finance such transactions, and we may be unable to obtain financing on favorable terms, in a timely manner or at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the U.S. and worldwide resulting from factors that include but are not limited to, inflation, the conflict between Russia and Ukraine and other factors, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about economic stability, increases in interest rates and potential for economic recession. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive.

If we are unable to raise capital, we may need to finance transactions using cash and cash equivalents and marketable securities that could otherwise be allocated to other purposes in the context of our existing operations, issue equity or convertible debt securities, which could be dilutive to our shareholders and ADS holders and adversely affect the market price of our ADSs, or incur indebtedness, which would result in increased fixed payment obligations and may require us to agree to certain restrictive covenants that could adversely impact our ability to conduct our business.

Sales of our products will depend on the degree of market acceptance by physicians, patients, healthcare payers and others in the medical community.

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

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific trials or clinical trials, the submission of regulatory filings or the achievement of commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones is outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve announced milestones in the timeframes we expect, or at all, it may have a material adverse effect on our business, financial condition and results of operations and the price of our ADSs may be adversely affected.

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

Most of our financial transactions are made in Danish kroner, U.S. dollars and Euro. As our reporting currency is Danish kroner, we experience exchange rate risk with respect to our holdings and transactions denominated in currencies other than Danish kroner. Our U.S. dollar currency exposure is mainly related to cash deposits, marketable securities, and receivables related to our collaborations with Janssen, AbbVie Inc.(“AbbVie”), and F. Hoffmann-La Roche AG (“Roche”). In addition, our reported revenue is affected by the translation of milestone payments, royalties and other income denominated in foreign currencies, primarily U.S. dollars, into DKK as our reporting currency.

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

Risks Related to Partners and Other Third Parties

We rely on our collaboration partners in many aspects of our business.

We rely on our collaboration partners in many aspects of our business, including to assist with, or to conduct, clinical and regulatory development, manufacturing and/or commercialization of certain of our partnered and proprietary products and product candidates or to provide access to antigens, technologies, skills and information that we do not possess.

If we are not able to maintain our existing material collaborations (or replace them if terminated), establish additional collaborations on favorable terms or realize the anticipated benefits from our collaborations, our business, financial condition and results of operations may be materially harmed. In particular, the termination of any of our key collaborations could significantly delay the development and commercialization of our products and product candidates and impact our financial results and future prospects. Our licensing collaboration partners generally have the right to terminate our collaborations with notice at any time. Our ability to continue our current collaborations and to enter into additional ones will depend in large part on whether we are able to successfully maintain, expand and demonstrate our research, development and commercialization capabilities and the benefits of our technologies relative to those of our competitors.

We also rely on our collaboration partners to periodically provide us with information about the status, progress and results of clinical trials and regulatory processes that they are conducting, sponsoring, or pursuing with respect to products that are the subject of the collaboration. For products and product candidates being developed by our collaboration partners, we generally do not have direct access to the underlying data or direct communications with the relevant regulators. As a result, our knowledge of material clinical events or data or material regulatory communications or developments, and our corresponding ability to report these to our shareholders, may be limited or delayed.

In addition, our reliance on our collaboration partners subjects us to a number of additional risks, including the following:

●	our collaboration partners have significant discretion regarding whether and on what timeline to pursue planned activities;
●	we cannot control the quantity and nature of the resources our collaboration partners may devote to the development, commercialization, marketing and distribution of products or product candidates;
●	our collaboration partners may not develop products generated using our antibody technology as expected;
●	disputes between us and our collaboration partners may delay or terminate the research, development or commercialization of the applicable products and product candidates or result in costly litigation or arbitration that diverts management’s attention and resources;

●	with respect to collaborations under which we have an active role, we and our collaboration partners may have differing opinions or priorities, or we may encounter challenges in joint decision making, which may delay or terminate the research, development or commercialization of the applicable products and product candidates;
●	we may not receive milestone payments from our collaboration partners, at the expected time or at all, if our collaboration partners do not achieve future milestones or if we and our collaboration partners disagree about whether a milestone has been reached;
●	our collaboration partners may require, terminate or repeat clinical trials or require a new formulation of a product candidate for clinical testing, or may abandon a product candidate;
●	our relationships with our collaboration partners may divert significant time and effort of our scientific staff and management team;
●	our collaboration partners may be subject to regulatory sanctions that could adversely affect the development, approval or commercialization of the applicable products or product candidates;
●	our collaboration partners may not properly maintain or defend relevant intellectual property rights, or may infringe the intellectual property rights of third parties, or may use our or third parties’ proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;
●	our collaboration partners may develop competing products, therapeutic approaches or technologies;
●	business combinations, financial difficulties, strategic transactions, or significant changes in a collaboration partner’s business strategy, including as a result of pandemics, epidemics or other public health crises, may adversely affect that collaboration partner’s willingness or ability to continue to pursue our products or product candidates and make payments under collaboration agreements to us when due; and
●	our collaborations may be terminated, breached, or allowed to expire, or our collaboration partners may reduce the scope of our agreements with them.

Any one or more of the foregoing risks, if realized, could have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct clinical trials.

We rely on third parties, such as CROs, to conduct clinical trials on product candidates we are developing. Our collaboration partners may similarly rely on such parties. The third parties with whom we and our collaboration partners contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol and in compliance with applicable regulations and standards, commonly referred to as cGCPs.

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

We rely on a limited number of third-party manufacturers for our product supply.

To ultimately be successful, our antibody products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Janssen is responsible for the manufacture of daratumumab, amivantamab, teclistamab and talquetamab. Novartis International AG (“Novartis”) is responsible for the manufacture of ofatumumab, Amgen Inc. (“Amgen”) is responsible for the manufacture of teprotumumab, AbbVie is responsible for the manufacturing of epcoritamab, and Pfizer Inc. (“Pfizer”) is responsible for the manufacturing of tisotumab vedotin (Pfizer closed the acquisition of Seagen Inc. (“Seagen”) on December 14, 2023. All references to Seagen have been changed to Pfizer).

For the product candidates we are entirely responsible for manufacturing, we currently rely on a limited number of CMOs and specific sites at those CMOs to manufacture and supply large quantities of our product candidates. We expect to negotiate contracts for commercial production on a product-by-product basis for products that we choose to commercialize entirely by ourselves.

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

In order to commercialize new pharmaceutical and biologic products, manufacturers must comply with the laws and regulations, including drug and biologic cGMPs, of the applicable governmental authorities. Compliance with cGMP regulations requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturing facilities are also subject to pre-approval and ongoing periodic inspection by applicable governmental agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our technology. The FDA, the European Medicines Agency (“EMA”) or similar regulatory agencies at any time may also implement new standards or change their interpretation and enforcement of existing standards for manufacturing, packaging or testing of products.

Manufacturers of pharmaceutical and biologic products encounter difficulties in production, including difficulties with production yields, stability of the product candidate, quality control and assurance, shortages of qualified personnel, compliance with relevant regulations, production costs and development of advanced manufacturing techniques and process controls. If our manufacturer were to encounter any of these difficulties or otherwise fail to comply with its obligations to us or under applicable regulations, our ability to provide trial materials in our pre-clinical trials and clinical trials would be jeopardized. Any delay or interruption in the supply of pre-clinical trial or clinical trial materials could delay the completion of our pre-clinical trials and clinical trials, increase the costs associated with maintaining our pre-clinical trial and clinical trial programs and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely.

In addition, we lack direct control over our manufacturers’ compliance with these regulations and standards and manufacturers of our products and product candidates may be unable to comply with these cGMP requirements and with other regulatory requirements. The discovery of manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with cGMP or other requirements after approval of a product may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, fines or criminal sanctions. If the safety of any product supplied is compromised due to the manufacturers’ failure to adhere to applicable laws or for other reasons, we or our collaboration partners may not be able to continue clinical trials for our product candidates, obtain regulatory approval for or successfully commercialize our products, and we or our collaboration partners may be held liable for any injuries sustained as a result. Any of these factors could cause a delay in clinical trials, regulatory submissions, approvals or commercialization of our products and product candidates or entail higher costs or impair our reputation. No assurance is given that third-party manufacturers will be able to comply adequately with the applicable regulations.

Our employees and collaboration partners may engage in misconduct or other improper activities.

We are exposed to the risk of fraud or other misconduct by our employees and collaboration partners. Misconduct by our collaboration partners, vendors or suppliers could include intentional failures to comply with legal requirements or the requirements of the FDA, the EMA and other comparable regulatory authorities; failure to provide accurate information to applicable government authorities; failure to comply with fraud and abuse and other healthcare laws and regulations in the U.S., Denmark and other jurisdictions; failure to comply with the Foreign Corrupt Practices Act (“FCPA”) and other applicable anti-bribery laws; failure to report financial information or data accurately; or failure to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, bribery and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Our collaboration agreements include provisions regarding regulatory compliance, but it is not always possible to identify and deter misconduct, and the precautions we and our collaboration partners take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Specifically, the FCPA prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business, and requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside the U.S. are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts as well as other remedial measures. We have adopted an updated written code of business conduct, an anti-corruption, anti-bribery policy, and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws, but there can be no assurance that such policies will be effective in preventing or deterring violations of the FCPA, whether intentional or not. Our personnel and others acting on our behalf could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Product Development

Biopharmaceutical product development involves a substantial degree of uncertainty.

Our product pipeline currently includes nine proprietary products and product candidates. There are also ongoing clinical trials for daratumumab, amivantamab, teclistamab and talquetamab by Janssen, ofatumumab by Novartis and teprotumumab by Amgen, and five additional product candidates being developed by our collaboration partners. Many of our current product candidates are in relatively early stages of development, and all of our product candidates will require significant further development, financial resources and personnel to obtain regulatory approval and develop them into commercially viable products, if at all.

Due to the uncertain, time-consuming and costly clinical development and regulatory approval process, we or our collaboration partners may not successfully develop any of our product candidates, or we or our collaboration partners may choose to discontinue the development or co-development of product candidates for a variety of reasons, including due to safety, risk versus benefit profile, exclusivity, competitive landscape, commercialization potential, production limitations or prioritization of our or our collaboration partners’ resources. In addition, our research programs may initially show promise in identifying potential product candidates yet fail to yield product candidates suitable for clinical development or commercialization. Likewise, we and our collaboration partners have to make decisions about which clinical stage and pre-clinical product candidates to develop and advance. As one example among others, in September 2023, we decided to discontinue the program for DuoHexaBody-CD37 due to a strategic evaluation within the context of our portfolio. We may not have the resources to invest in all of our current product candidates, or clinical data and other development considerations may not support the advancement of one or more product candidates. Decision-making about which product candidates to prioritize involves inherent uncertainty, and our and our collaboration partners’ development program decision-making and resource prioritization decisions may not improve our results of operations or future growth prospects.

Many of our proprietary and partnered product candidates are created with, and dependent upon, our proprietary technologies. In addition, tisotumab vedotin was developed using Pfizer’s proprietary antibody-drug conjugate (“ADC”) technology in combination with our proprietary TF antibody. Any failures or setbacks with respect to our proprietary technologies or Pfizer’s ADC development programs, including adverse effects resulting from the use of these technologies in human clinical trials and/or the imposition of clinical holds on trials of any product candidates using our proprietary technologies, could have a detrimental impact on our clinical pipeline, and specifically on the commercialization of tisotumab vedotin.

Additionally, with the exception of tisotumab vedotin and epcoritamab we have not advanced any product candidates through late-stage clinical development. If we are unable to continue to develop late-stage development capabilities, we will be required to continue to contract with third parties via licensing and development agreements to complete the development of our proprietary product candidates, which we may not be able to do on a timely basis, on terms favorable to us, or at all, and the development of our proprietary product candidates could be delayed or terminated. Our failure to effectively advance our development programs could have a material adverse effect on our business, financial condition, results of operations and future growth prospects, and cause the market price of our ADSs to decline.

Furthermore, we may develop companion diagnostics, both during our clinical trials and in connection with the commercialization of our product candidates, which are subject to regulation by the FDA, the EMA, and comparable foreign regulatory authorities as companion diagnostic medical devices, and typically require separate regulatory approval prior to commercial use. Any delay or failure by us or our collaboration partners to obtain regulatory approval of companion diagnostics could harm our development strategy and/or delay or prevent approval of our product candidates, which may adversely affect our business, financial condition and results of operations.

Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure.

The FDA, EMA, and comparable regulatory authorities in other jurisdictions must approve new product candidates before they can be marketed, promoted or sold in those territories. We or our collaboration partners must provide these regulatory authorities with data from pre-clinical and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. We cannot be certain that our or our collaboration partners’ pre-clinical or clinical trials for our product candidates will be successful or that any of our other proprietary or partnered product candidates will receive approval from the FDA, the EMA or any other regulatory authority. In addition, certain other third parties make decisions about products or product candidates based on results of clinical trials, including determinations relating to pricing, access or reimbursement of approved products or validations or endorsements of treatment options. Such third parties may require additional data or trials for their determinations.

Pre-clinical trials and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays or failure.

We may be required to revise our development plans and extend dose exploration as a result of FDA’s Project Optimus, which requires the implementation of strategies for dose finding and dose optimization that leverage pre-clinical and clinical data in dose selection, including randomized evaluations of a range of doses in clinical trials. In support of this initiative, the FDA may request sponsors of oncology product candidates to conduct dose optimization studies pre- or post-approval.

It may take several years and require significant expenditures to complete the pre-clinical and clinical trials necessary to commercialize a product candidate, and delays or failures are inherently unpredictable and can occur at any stage. Even if we or our collaboration partners obtain positive results from pre-clinical or early clinical trials, we or they may not achieve the same success in subsequent trials. In particular, the results of pre-clinical trials are based on animal, in vitro or other laboratory testing and may not be predictive of the safety or efficacy of our product candidates in humans. Similarly, topline or interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after obtaining promising results in earlier trials, and we cannot be certain that we or our collaboration partners will not face similar setbacks. If topline or interim data that we or our collaboration partners report differ from final results, or if others, including regulatory authorities, disagree with our assumptions, calculations, conclusions, or analyses or interpret or weigh the data differently, or if subsequent trials are unsuccessful, we or our collaboration partners may be unable to obtain marketing approval for product candidates on a timely basis or at all, which could impact our reputation, business, financial condition, results of operations and future growth prospects.

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

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct clinical trials outside the U.S., including in the EU where we are headquartered. Although the FDA may accept data from clinical trials conducted outside the U.S., acceptance of this data is subject to certain conditions imposed by the FDA, including with respect to compliance with cGCPs and applicability of the data to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. If the FDA does not accept the data from any clinical trials that we or our collaboration partners conduct outside the U.S., it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these product candidates for the proposed indications in the U.S. In other jurisdictions, for instance, in Japan, there is a similar risk regarding the acceptability of clinical trial data conducted outside of that jurisdiction.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We or our collaboration partners may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;
●	the patient eligibility criteria defined in the protocol;
●	the size of the trial population required for analysis of the trial’s primary endpoints;
●	the proximity of patients to trial sites;
●	the design of the trial;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	competing clinical trials for similar therapies or other new therapeutics not involving our product candidates and/or related technologies;
●	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents; and
●	the risk that patients enrolled in clinical trials will not complete a clinical trial.

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

Any approval granted for our products or product candidates in the United States does not assure approval of such products in Japan, the EU or other foreign jurisdictions.

In order to market and sell our drugs in Japan, the EU and other jurisdictions, we and our collaboration partners must obtain separate marketing approvals, and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the U.S. generally includes all of the risks associated with obtaining FDA approval. In addition, many countries outside the U.S. require that the drug be approved for reimbursement before the drug can be approved for sale in that country. We and our collaboration partners may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside of the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA.

We may fail to obtain designations for expedited development or review or such designations may not lead to a faster development or regulatory review. Acceptance into an expedited review program or receipt of accelerated approvals does not assure ultimate full regulatory approval.

Fast Track Designation (“FTD”), Breakthrough Therapy Designation (“BTD”), and the accelerated approval programs of the FDA and other regulatory authorities are intended to expedite the review and approval of drug candidates in certain circumstances. These designations and programs do not, however, ensure that marketing approval will be granted in a particular timeframe or at all. The FDA and other regulatory authorities have broad discretion regarding whether or not to grant these designations or include product candidates within pilot programs, and, even if we or our collaboration partners believe a particular product candidate is eligible for these designations or programs, we cannot assure that such authority would agree. Even if we or our collaboration partners receive such designations or are eligible for inclusion in expedited review pilot programs in the future, we may not experience a faster development, review or approval process compared to conventional procedures. In addition, such designations or processing under such pilot programs may be withdrawn if the FDA or the relevant regulatory body no longer believes such product candidate meets the criteria for the designation or program. Furthermore, these designations and pilot programs do not change the scientific and medical standard for approval or the quality of evidence necessary to support approval. As a result, applications for product candidates granted expedited review or BTD or FTD designation may be ultimately denied based on trial data, trial design or other factors, and even if our product candidates are accepted into such a program, this does not assure ultimate approval by the FDA or the applicable regulatory body. Any accelerated approval received for our products, such as the approvals for Tivdak and EPKINLY, is contingent on successful completion of diligently conducted post-marketing confirmatory trials, and accelerated approval may be withdrawn if post-marketing trials do not verify the product’s benefit or demonstrate sufficient clinical benefit to justify associated risks, other evidence demonstrates that the product is not safe or effective, or the FDA considers promotional materials relating to the product to be false or misleading. The terms and conditions of expedited development and review programs are subject to change as a result of regulatory developments, and any such changes may adversely affect our ability to secure or maintain accelerated approvals or BTD, FTD or similar designations from the FDA or another regulator. See “Item 4 –Information on the Company —Government Regulation” for more information about BTD, FTD and accelerated approval programs for expedited review.

Risks Related to Our Products

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

Adverse events may also impact the sales of our products. We may be required to further update the prescribing information for our products, including boxed warnings, limitations of use, contraindications, warnings and precautions, and adverse reactions, based on reports of adverse events or safety concerns, or implement a REMS, which could adversely affect the acceptance of our products in the market, make competition easier or make it more difficult or expensive for us or our collaboration partners to distribute our products. In addition, the reporting of adverse safety events involving our products or product candidates, or public rumors about such events, could cause the price of ADSs to decline or experience periods of volatility.

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

Risks Related to Our Business

We face intense competition and rapid technological change.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many third parties, including pharmaceutical companies, biotechnology companies, academic institutions and other research organizations, compete with us in developing various approaches to antibody therapy and other competing therapies. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do, and earlier-stage companies may also prove to be significant competitors, especially through collaborative arrangements with larger collaboration partners. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs. In addition, many other pharmaceutical and biotechnology companies are developing and/or marketing therapies for the same indications that our products and product candidates are designed for and being developed to treat. In addition, our DuoBody and other technology partners may develop compounds utilizing our technologies that may compete with product candidates that we are developing. See “Item 4B– Business Overview—Competition” below for more information about our competitors.

In the U.S., the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” or “biosimilar” to or “interchangeable” with an FDA-approved biological product, which may be used by our competitors to receive approval for, and commercialize, product candidates that compete with our products with less effort and expense than would otherwise be required, and any period of exclusivity for which our products qualify may be reduced to a shorter period than we expect due to regulatory action or otherwise. See “Item 4B—Business Overview—Competition” for more information on this regulatory pathway.

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

Any products we or our collaboration partners are able to commercialize in the U.S. and the EU may be subject to competition from lower-priced imports of those same products, as well as lower-priced imports of competing products from Eastern Europe, Canada, Mexico and other countries with government price controls or other market dynamics that, in each case, reduce prices of products leading to reduced revenues and lower sales margins. The ability of patients to obtain these lower-priced imports has grown significantly. Some of these foreign imports are illegal under current U.S. and European law. However, the volume of imports is now significant, due in part to the limited enforcement resources and the pressure in the current political environment to permit the imports as a mechanism for expanding access to lower-priced medicines. Parallel importation or importation of foreign products could adversely affect our future profitability. This impact potentially could become even greater if there is a further change in relevant protective legislation or if state or local governments take further steps to import products from abroad.

Our internal computer systems, or those of our collaboration partners, contractors or consultants, may fail or suffer cyber or other security breaches.

Our computer systems, including those hosted by third parties, and those of our collaboration partners, contractors or consultants, may be vulnerable to cyber security risks, such as computer viruses and unauthorized access, and natural disasters, terrorism, war and telecommunication and electrical failures, which can lead to damage, loss or leakage of business data or unavailability of computer systems. Our vulnerability to such events may increase while employees work remotely which results in additional cyber security threat profiles and an increase in the amount of traffic on secured remote corporate networks and preventing or detecting unauthorized access to internal networks may be more challenging. These and other factors, including the increased use of artificial intelligence within the biopharmaceutical industry, can be exploited to facilitate phishing, malware, ransomware or other attacks on our systems. If such an event were to occur, it could result in a material disruption of our development programs and our business operations. In addition, any loss or disclosure of trade secrets, clinical data, personal data, or other proprietary information as a result of such disruption or breach could subject us to litigation or regulatory review and sanctions and may impact our reputation and our and our collaboration partners’ ability to further develop and commercialize our products and product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs.

Epidemics, pandemics, or other public health crises could materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues.

We are subject to risks associated with global health crises, epidemics, pandemics and other outbreaks (such incident(s), a health crisis or health crises), including the global outbreak of coronavirus and its variants (COVID-19). Health crises similar to COVID-19 may cause us to modify our business practices and take further actions as may be required by government authorities or as we determine are in the best interests of our patients, customers, employees, and collaboration partners. A health crisis could also result in the imposition of new mandates and prolonged restrictive measures in order to control the spread of disease. Health crises could adversely impact sales of our products as well as our operations, including, among other things, our supply chain, third-party suppliers, sales and marketing, and clinical trial operations. They could also adversely affect global economic conditions generally. Any efforts we put in place to help mitigate the impact of health crises may not completely prevent our business from being adversely affected.

While governments across the world have substantially reopened their economies following restrictions implemented in connection with the COVID-19 pandemic, the extent to which health crises could impact the Company’s future operations will depend on many factors which cannot be predicted with confidence, including the location, severity and duration of an outbreak, nature and length of government response measures in response thereto, availability and accessibility of vaccinations and treatments and the impact of disease variants. Any of these factors could adversely affect our business and financial results.

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

Our commercial success and viability depend in part on our and our collaboration partners’ ability to obtain and maintain adequate intellectual property protection in the U.S., Europe and other countries with respect to our existing products, product candidates and processes and related technologies owned by us and to successfully defend these rights against third-party challenges, successfully enforce these rights to prevent third-party infringement, as well as our ability to maintain adequate intellectual property protection for any future technologies and products. If we or our collaboration partners do not adequately protect our intellectual property, competitors may be able to use our technologies or products and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our products and product candidates and significantly reduce our revenues and potential profits.

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

The patent position and other intellectual property rights of biopharmaceutical companies involve complex legal, administrative and factual questions, and the issuance, scope, validity and enforceability of patents cannot be predicted with certainty. Also, intellectual property rights have limitations and do not necessarily address all potential threats to our competitive advantage. Our and our collaboration partners’ ability to obtain patent protection for our or their technologies, products and product candidates is uncertain, and the degree of future protection afforded by such intellectual property rights is uncertain due to a number of factors, including, but not limited to:

●	we or our collaboration partners may not have been the first to make or file patent applications for the inventions covered by pending patent applications or issued patents;
●	others may independently develop identical, similar or alternative technologies, products or compositions and uses thereof;
●	any or all of our or our collaboration partners’ pending, or any future patent applications may not result in issued patents;
●	any patents issued to us or our collaboration partners may not provide a basis for commercially viable products, or may not provide any competitive advantages in countries of significant business opportunity;
●	third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the U.S. Patent and Trademark Office (“USPTO”), or oppositions in the European Patent Office (“EPO”), or observations or protests, or any similar actions in other patent administrative or court proceedings worldwide that challenge the validity, enforceability or scope of such patents, which may result in our patent claims being narrowed or invalidated which could limit our ability to prevent competitors from developing and marketing similar products;
●	our or our collaboration partners’ technologies, compositions and methods may not be patentable;
●	others may design around our or our collaboration partners’ patent claims to produce competitive products or uses which fall outside of the scope of our patents;
●	third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology;
●	patent terms may be inadequate to protect our competitive position on our technologies, products and product candidates for an adequate amount of time;
●	the Supreme Court of the U.S., other U.S. federal courts, Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could narrow or invalidate, or change the scope of, or change the patent lifetime of, our or our collaboration partners’ patents; and
●	the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Patent applications may be denied or issued patents covering our products and product candidates could be found invalid or unenforceable.

Even if patents do successfully issue and even if such patents cover our technologies, products, product candidates, compositions and methods of use, third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the USPTO, third-party oppositions in the EPO or observations or protests, or similar actions challenging the validity, enforceability or scope of such patents in other patent administrative proceedings worldwide, which may result in our or our collaboration partners’ patent claims being narrowed or invalidated. Such proceedings could result in revocation or amendment of such patents in such a way that they no longer cover our technologies, product candidates or competitive products. Further, if we or our collaboration partners initiate legal proceedings against a third-party to enforce a patent covering our product, product candidate or technology, the defendant could counterclaim that the patent covering our product, product candidate or technology is invalid or unenforceable. In patent litigation in the U.S., certain European and other countries worldwide, it is commonplace for defendants to make counterclaims alleging invalidity and unenforceability in the same proceeding, or to commence parallel defensive proceedings such as patent nullity actions to challenge validity and enforceability of asserted patent claims. Such proceedings could result in revocation or amendment of such patents in such a way that they no longer cover our technologies, product candidates or competitive products.

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

Claims that our products or product candidates or their uses infringe the intellectual property rights of third parties could result in the need for third-party licenses with royalty payments or costly litigation with unfavorable outcomes.

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

Claims that our or our collaboration partners’ technologies, products, product candidates, compositions or their uses infringe or interfere with the patent rights of third parties, or that we, our employees, our consultants or our collaboration partners have misappropriated third-party trade secrets, could result in costly litigation and could require substantial time and money to resolve, even if litigation were avoided. If we, our employees, our consultants or our collaboration partners were to face infringement claims or challenges by third parties, an adverse outcome could subject us or our collaboration partners to significant liabilities to such third parties. Litigation or threatened litigation could result in significant demands on the time and attention of our management team. A negative outcome could expose us or our collaboration partners to payment of costs, damages and other financial remedies, including in some jurisdictions, increased damages, such as treble damages and attorneys’ fees, if we were found to have willfully infringed a patent, and equitable remedies such as restraining orders or injunctions. Litigation with third parties concerning alleged infringement of their intellectual property rights could require us and our collaboration partners to bear substantial costs and impose burdens on our and their management and personnel, even if we or our collaboration partners were to ultimately succeed in such proceedings. Costs of patent litigation and awards of damages in patent infringement cases can be significant, and equitable remedies such as temporary restraining orders and injunctions can negatively impact or prevent product development and commercialization. A negative outcome could also lead us or our collaboration partners to delay, curtail or cease the development and commercialization of some or all of our products and product candidates, or could cause us or our collaboration partners to seek legal or administrative actions against third parties. We or our collaboration partners may need to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms, or at all. Even if we are able to obtain licenses from a third-party to resolve a dispute, such settlement arrangements could involve substantial costs including one-time and/or ongoing royalty payments.

We may be unable to protect the confidentiality of our trade secrets and know-how.

In addition to seeking patent protection for our products and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaboration partners, consultants, advisors, vendors, university and/or institutional researchers and other third parties. We also have entered or seek to enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and once disclosed we may lose trade secret protection. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable and may be inadequate. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed.

We will not seek to protect our intellectual property rights or technologies in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Filing, prosecuting and defending patents on our technologies, products and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive and, therefore, we typically elect to seek protections in certain jurisdictions only. We may choose not to pursue or maintain protection for particular inventions, products or product candidates. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products in a manner that exploits our technologies and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. or in Europe, and thus such protection may not be sufficient to prevent or stop infringing activities.

The requirements for patentability may differ from country to country, particularly in developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. Also, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties if the patents are not being exploited within a certain time period. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country or region-by-region basis, which is an expensive and time-consuming process with uncertain outcomes. If we fail to timely file a patent application in a specific country or major market, we may be precluded from doing so at a later date.

In addition, changes in the law and legal decisions by courts in the U.S., Europe and foreign countries may affect our ability to obtain or maintain adequate protection for our technologies, products, product candidates or compositions or uses thereof and the enforcement of intellectual property, and may apply retroactively to affect the term and/or scope of our patents.

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

In addition, any proprietary name we propose to use with any of our product candidates in the U.S. or other jurisdictions must be approved by the FDA, the EMA or other governmental authorities, regardless of whether we have registered, or applied to register, the proposed proprietary name as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Risks Related to Government Regulation

Government restrictions on pricing and reimbursement, as well as other healthcare payer cost-containment initiatives, may negatively impact our ability to generate revenue.

Sales of certain of our products and our product candidates, if and when approved for marketing, have and will depend, in part, on the extent to which our products will be covered by third-party payers, such as U.S. government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third-party payers play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payers and other governmental payers develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payers will decide with respect to coverage and reimbursement for our product candidates. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product. Outside the U.S., international operations are generally subject to extensive governmental price controls and other market regulations. Therefore, the reimbursement for our products may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenue and profits. Adoption of price controls, cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures could limit our net revenue and results.

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

Moreover, increasing efforts by governmental and third-party payers in the U.S. and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products.

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

Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. For U.S. approvals, the holder of an approved Biologics License Application (“BLA”) is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the BLA. In addition, the FDA strictly regulates the promotional claims that may be made about pharmaceutical products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials.

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

Sales, marketing and scientific/educational grant programs in the U.S. must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, the federal Anti-Kickback Statute, the Federal Food, Drug and Cosmetic Act, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veteran’s Health Care Act, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Within the EU, once a marketing authorization is obtained, numerous post-approval requirements also apply. The requirements are promulgated by both EU regulations (such as reporting of adverse events, etc.) as well as national applicable regulations (related to, for example, prices and promotional material). In addition, as part of its marketing authorization process, the EMA may grant marketing authorizations on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”), to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that target the treatment, prevention, or medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products. The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete non-clinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing trials or to conduct new trials with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied.

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

Future laws and regulations and changes to existing ones may have an adverse impact on our business.

Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our products and product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S., the EU or in other countries. If we or our collaboration partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we and our collaboration partners are not able to maintain regulatory compliance, we or they may lose any marketing approval that we or they may have obtained, which could adversely impact our business and financial results.

In particular, since its enactment, there have been judicial and congressional challenges to certain aspects of the Affordable Care Act (“ACA”) in the U.S., as well as efforts to repeal or replace certain aspects of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. There is currently uncertainty with respect to the impact any such repeal may have, and any resulting changes may take time to unfold, which could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. However, we cannot predict the ultimate content, timing or effect of any such action or the impact on us. For example, the Tax Cuts and Jobs Act, among other things, removed the penalties for not complying with the ACA’s individual mandate to carry health insurance. There may be additional challenges and amendments to the ACA in the future.

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

EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU General Data Protection Regulation (“GDPR”) imposes a range of requirements relating to the collection, use, handling and protection of personal data. If the measures implemented by us or our collaboration partners or service providers in order to comply with the GDPR requirements are not considered sufficient to ensure the necessary compliance level, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity and a potential loss of business. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Relatedly, following the United Kingdom’s (“U.K.”) withdrawal from the European Economic Area (“EEA”) and the EU, and the expiry of the transition period, companies have to comply with both the GDPR and the GDPR as incorporated into U.K. national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the U.K. and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which may expose us to further compliance risk. If we do not comply with our obligations under the GDPR, we could be exposed to the fines discussed above. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

Further, the Court of Justice of the EU ruled in July 2020 that the Privacy Shield, used by thousands of companies to transfer data between the EU and U.S., was invalid and could no longer be used. In September 2020, Switzerland concluded that the Swiss-U.S. Privacy Shield Framework does not provide an adequate level of protection for data transfers from Switzerland to the U.S. Alternative transfer mechanisms may be used while the authorities interpret the decisions and scope of the invalidated Privacy Shield, including the standard contractual clauses (“SCCs”); however, the SCCs have also been called into question in the same ruling that invalidated the Privacy Shield. At present, there are few if any viable alternatives to the SCCs, so future developments may necessitate further expenditures on local infrastructure, changes to internal business processes, or may otherwise affect or restrict sales and operations.

In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaboration partners. We may also be subject to U.S. federal rules, regulations and guidance concerning data security, including guidance from the FDA. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”). Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity or business associate in a manner that is not authorized or permitted by HIPAA. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, any affiliates and other parties with whom we conduct business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may harm our business, financial condition and results of operations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

Certain states have also adopted comparable privacy and data security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, the California Consumer Privacy Act (“CCPA”) went into effect in 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (“CPRA”) will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

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

We and our business arrangements with third parties are subject to fraud, abuse and other healthcare laws and regulations.

Healthcare providers, such as physicians and others, play a primary role in the recommendation and prescription of our products. Our or our collaboration partners’ arrangements with such persons and third-party payers and our general business operations expose us or our collaboration partners to broadly applicable fraud and abuse regulations, as well as other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable U.S. federal and state and non-U.S. healthcare laws and regulations include, but are not limited to, the Anti-Kickback Statute, the Beneficiary Inducement Statute, the HIPAA federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, the federal transparency requirements under the Physician Payments Sunshine Act and analogous U.S. state laws. Rules and regulations covering many of the same matters are found in numerous other countries, including in Denmark, and may be more stringent or result in higher exposures than those in the U.S.

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

To help patients afford our products, we and our collaboration partners have implemented, and may implement or further expand in the future, patient assistance programs. We or our collaboration partners also occasionally make donations to independent charitable foundations that help financially needy patients. These types of programs designed to assist patients in affording pharmaceuticals have become the subject of scrutiny. In recent years, some pharmaceutical manufacturers were named in class action lawsuits challenging the legality of their patient assistance programs and support of independent charitable patient support foundations under a variety of U.S. federal and state laws. At least one insurer also has directed its network pharmacies to no longer accept manufacturer co-payment coupons for certain specialty drugs the insurer identified. Our collaboration partners’ or own patient assistance programs and support of independent charitable foundations could become the target of similar litigation.

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

We are subject to environmental and safety laws and regulations, including those governing the use of hazardous materials, and the cost of compliance is substantial. Our business activities involve the controlled storage, use and disposal of hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of accidental contamination or injury from these materials in our manufacturing process. We cannot guarantee that the safety procedures utilized by our collaboration partners and by third-party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources. In addition, European, U.S. federal and state or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage. In the event of an accident or environmental discharge, we may be held liable for any consequential damage and any resulting claims for damages, face an interruption of our commercialization efforts, research and development efforts and business operations, and cause environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products, which may exceed our financial resources and may materially adversely affect our business, financial condition, results of operations and future growth prospects and the value of our ADSs.

Risks Related to Our Ordinary Shares, ADSs and Foreign Private Issuer Status

If we lose our foreign private issuer status in the future, we would incur significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. We currently qualify as a foreign private issuer, and will continue to qualify as a foreign private issuer until, as of June 30 of our most recent fiscal year, (i) more than 50% of our shares are directly or indirectly owned of record by U.S. residents, and (ii) either (x) the majority of our executive officers or directors are U.S. citizens or residents, (y) more than 50% of our assets are located in the U.S., or (z) our business is administered principally in the U.S. We estimate that as of the latest determination date, approximately 46% of our outstanding shares, or 30 million shares, were beneficially held by U.S. residents.

Our foreign private issuer status will next be determined as of June 30, 2024. There can be no assurance that we will not lose our foreign private issuer status in the future.

The regulatory and compliance costs to us under U.S. securities laws if we lose our foreign private issuer status would be significantly more than the costs we incur as a foreign private issuer, and we would need to devote significantly more financial, management and other resources to compliance with U.S. securities laws than we currently do, particularly in the year in which we lose our foreign private issuer status. If we lose our foreign private issuer status, we would be required to report as a U.S. domestic issuer and be subject to other U.S. securities laws applicable to U.S. domestic issuers. For example, as a U.S. domestic issuer, we would be required to file periodic reports and registration statements with the SEC on U.S. domestic issuer forms, which are more detailed and extensive in certain respects than the forms available to us as a foreign private issuer. We would also be required to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

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

Holders’ ADSs, which will be evidenced by American depositary receipts (“ADRs”), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of holders’ ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to holders’ right to cancel their ADSs and withdraw the underlying shares. Temporary delays in the cancellation of holders’ ADSs and withdrawal of the underlying shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders’ meeting, or we are paying a dividend on our shares. In addition, holders may not be able to cancel their ADSs and withdraw the underlying shares when the holders owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. For more information, see the description of our securities registered under Section 12 of the Exchange Act included as an exhibit to this Annual Report on Form 20-F.

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

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that potential holders consult legal counsel regarding the jury waiver provision before investing in the ADSs.

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

We are incorporated under the laws of Denmark. Although our wholly owned subsidiary, Genmab US, Inc., has an office and laboratory space in the U.S., substantially all of our assets are located outside the U.S. The majority of our directors and Executive Management reside outside the U.S. As a result, it may not be possible to effect service of process within the U.S. upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. securities laws.

The U.S. and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a U.S. court, whether or not predicated solely upon U.S. securities laws, would not be enforceable in Denmark. In order to obtain a judgment that is enforceable in Denmark, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim again with a court of competent jurisdiction in Denmark. The Danish court will not be bound by the judgment by the U.S. court, but the judgment may be submitted as evidence. It is up to the Danish court to assess the judgment by the U.S. court and decide if and to what extent the judgment should be followed. Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our Board of Directors or our Executive Management, or certain experts named herein who are residents of Denmark or countries other than the U.S.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure and corporate governance requirements applicable to public companies organized within the United States.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our directors and Executive Management are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and expect to file such financial reports on an annual and quarterly basis with the SEC, we are not required to file such reports with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a U.S. domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer. In addition, as a foreign private issuer and as permitted by the listing requirements of the Nasdaq Stock Market LLC (“NASDAQ”), we will comply with certain home country corporate governance practices rather than the corporate governance requirements of the Nasdaq Stock Market.

Risks Related to Tax Matters

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (“Code”) or (ii) at least 50% of the value of its assets (generally, based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the nature and composition of our income and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2024, or in the foreseeable future. However, the determination of whether we are a PFIC or not according to the PFIC rules is made on an annual basis and will depend on the nature and composition of our income and assets and the value of our assets from time to time. Therefore, changes in the nature and composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the total market value of our shares and ADSs, which is subject to change and may be volatile.

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

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. As the tax landscape is evolving and our business model is evolving, Danish, U.S., or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our subsidiaries pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such an assessment. Contesting such an assessment may be lengthy and costly, and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate.

ITEM 4INFORMATION ON THE COMPANY

A.   History and Development of the Company

We were incorporated on June 11, 1998, as a private limited liability company (“Anpartsselskab”, or “ApS”) under Danish law as a shelf company and are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 21023884. Our name was changed to Genmab ApS on November 17, 1998, and we commenced operations in February 1999. On May 31, 1999, we were converted into a public limited liability company (“Aktieselskab”, or “A/S”) and changed our name to Genmab A/S.

Our shares are listed on Nasdaq Copenhagen under the symbol “GMAB”. Our ADSs are listed on the NASDAQ in the U.S. under the symbol “GMAB”.

Legal name:	Genmab A/S
Commercial name:	Genmab
Domicile:	Carl Jacobsens Vej 30, 2500 Valby, Denmark
Tel:	+45 70 20 27 28
Website:	www.genmab.com
(The contents of this website are not incorporated by reference into this Annual Report on Form 20-F.)
Date of incorporation:	June 11, 1998
Legal form of the Company:	A Danish public limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B.    Business Overview

We are an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address unmet medical needs and improve treatment outcomes for patients with cancer and other serious diseases. Our goal in building our pipeline is to retain at least 50% of product rights in selected programs and in geographic areas where we believe we will be able to maximize their value; we consider such products to be our own proprietary products. Our pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and ADCs. We currently have nine proprietary products or product candidates in active clinical development. Our proprietary commercial products are tisotumab vedotin and epcoritamab. Tisotumab vedotin, marketed as Tivdak, is being developed and commercialized in collaboration with Pfizer. Tivdak was granted accelerated approval by the FDA for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is the first and only FDA approved ADC in this indication. Epcoritamab, marketed as EPKINLY, is being developed and commercialized in collaboration with AbbVie. Epcoritamab received accelerated FDA approval in May 2023 for the treatment of adults with relapsed or refractory (“R/R”) diffuse large b-cell lymphoma (“DLBCL”) and in September 2023 was granted both conditional marketing authorization by the European Commission and approval by the Japan Ministry of Health, Labour and Welfare (“MHLW”). In addition to our marketed products and clinical product candidates, we have multiple in-house and partnered pre-clinical programs.

In addition to Genmab’s own pipeline of product candidates, our innovation and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase I development to approved medicines. The six approved medicines created by Genmab or that incorporate Genmab’s innovation or technology platforms are daratumumab, marketed by Janssen as DARZALEX (intravenous (“IV”) formulation) and DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the U.S., Europe, Japan and other territories for the treatment of certain indications of MM and AL amyloidosis; amivantamab, marketed in the U.S., Europe and other territories by Janssen as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic non-small cell lung cancer (“NSCLC”) with epidermal growth factor receptor (“EGFR”) exon 20 insertion mutations; teclistamab, marketed in the U.S. and Europe by Janssen as TECVAYLI for certain indications of MM; talquetamab, marketed in the U.S., Europe and other territories by Janssen as TALVEY for certain indications of MM; SC ofatumumab, marketed in the U.S., Europe, Japan and other territories as Kesimpta by Novartis for the treatment of relapsing multiple sclerosis (“RMS”); and teprotumumab, marketed in the U.S. as TEPEZZA by Amgen for the treatment of thyroid eye disease (“TED”). Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

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

Our Business Strategy

Key elements of our strategy to achieve our vision and fulfill our core purpose include:

●	Generate recurring revenue streams from collaborations. There are six medicines on the market developed and commercialized by partners, that were created by Genmab or created using our DuoBody technology. Under the agreements for these medicines, Genmab is entitled to certain potential milestones and royalties.
●	Actively advance and expand our proprietary product pipeline. We are actively advancing our promising proprietary product candidates through development and seek to expand our proprietary product pipeline by developing new products in-house and through selective collaborations.
●	Build our commercialization capabilities. We are continuing to develop and expand our commercialization capabilities to allow us to bring our own products to market for the indications and in the geographies we determine would create value for patients and our shareholders. Our initial focus for commercialization is in the U.S. and in Japan, with the commercialization of Tivdak and EPKINLY.
●	Strengthen our product portfolio with strategic collaborations and potential acquisitions. We enter into strategic product and technology collaborations to build our network in the biotechnology space and to strengthen our portfolio with complementary technologies or products. We monitor for potential collaborations and acquisitions that would advance our overall strategy.
●	Leverage our proprietary technology platforms. Our leading proprietary antibody technology platforms play a key role in building our product pipeline, enhancing our collaborations and generating revenue. Multiple new product candidates are currently being developed by us and our collaboration partners using our technology platforms, including proprietary product candidates created with our DuoBody and HexaBody technologies. We actively seek collaboration partners interested in developing potential antibody therapeutics using our technologies.

●	Build our translational research capabilities. Leveraging our expertise in antibody technologies and product development, we are expanding our translational research capabilities with the goal of building a library of antibody therapeutics that can be tailored to patients.

Our Products and Product Candidates

All ≥50% Genmab owned medicines or product candidates in ongoing clinical development are discussed below.

The following charts summarize the disease indications and most advanced development status of medicines or product candidates in development by Genmab or by collaborators who are leveraging Genmab’s innovation and technology.

Approved Medicines

Approved Product	Target	Developed By	Disease Indication[1]
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie

Approved in the U.S. and Europe for adult patients with R/R DLBCL after two or more lines of systemic therapy and in Japan for adult patients with certain types of R/R large B-cell lymphoma (“LBCL”) after two or more lines of systemic therapy; marketed as EPKINLY in the U.S. and Japan and as TEPKINLY in Europe

Tivdak (tisotumab vedotin-tftv)	Tissue factor (“TF”)	Co-development Genmab/Pfizer	Approved in the U.S. for adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy

1 Refer to local country prescribing information for precise indication and safety information.

Pipeline, Including Further Development for Approved Medicines

| Product | Developed By | Disease Indications | Most Advanced Development Phase: Pre-clinical | 1 | 2 | 3 |
|---|---|---|---|---|---|---|
| **Epcoritamab** | Co-development Genmab / AbbVie | R/R DLBCL | | | | |
| | | R/R follicular lymphoma ("**FL**") | | | | |
| | | First line DLBCL | | | | |
| | | B-cell non-Hodgkin lymphoma ("**NHL**") | | | | |
| | | R/R chronic lymphocytic leukemia ("**CLL**") & Richter's Syndrome | | | | |
| | | Indolent NHL pediatric patients | | | | |
| **Tisotumab vedotin** | Co-development Genmab / Seagen | Cervical cancer | | | | |
| | | Solid tumors | | | | |
| **Acasunlimab** (GEN1046/BNT311, DuoBody-PD-L1x4-1BB) | Co-development Genmab / BioNTech | NSCLC | | | | |
| | | Advanced endometrial cancer | | | | |
| | | Solid tumors | | | | |
| **DuoBody-CD40x4-1BB** (GEN1042/BNT312) | Co-development Genmab / BioNTech | Solid tumors | | | | |
| **HexaBody-CD38** (GEN3014) | Genmab[1] | Hematologic malignancies | | | | |
| **DuoBody-CD3xB7H4** (GEN1047) | Genmab | Solid tumors | | | | |
| **HexaBody-CD27** (GEN1053/BNT313) | Co-development Genmab / BioNTech | Solid tumors | | | | |
| **GEN1056** (BNT322) | Co-development Genmab / BioNTech | Solid tumors | | | | |
| **DuoBody-CD3xCD30** (GEN3017) | Genmab | R/R Hodgkin lymphoma & NHL | | | | |

Epcoritamab

Epcoritamab is a proprietary bispecific antibody therapeutic created using our proprietary DuoBody technology. Epcoritamab is designed to target CD3, which is expressed on all T-cell subtypes and is part of the T-cell receptor, and CD20, a clinically well validated therapeutic target. CD20 is expressed in a majority of B-cell malignancies, including CLL, DLBCL, FL, and mantle cell lymphoma (“MCL”). We used technology licensed from Medarex, Inc. (“Medarex”) to generate the CD20 antibody forming part of epcoritamab. We are co-developing, and co-commercializing in the U.S. and Japan, epcoritamab in collaboration with AbbVie.

Epcoritamab for the Treatment of B-cell Malignancies

DLBCL is the most common type of B-cell non-Hodgkin lymphoma (“B-NHL”) worldwide, accounting for approximately 30% of all NHL cases and comprising an estimated 30,400 U.S. cases in 2022. DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men. DLBCL is a fast-growing type of NHL, a cancer that develops in the lymphatic system and affects B-cell lymphocytes, a type of white blood cell. For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.

FL is typically an indolent, or slow-growing, form of NHL that arises from B-cell lymphocytes. FL is the second most common form of NHL overall, accounting for 20% to 30% of all NHL cases, and representing 10% to 20% of all lymphomas in the Western world. Although FL is an indolent lymphoma, it is considered incurable with conventional therapy and patients who achieve remission also often experience relapse. In March 2022 and November 2023, the FDA granted orphan-drug designation and BTD respectively to epcoritamab for the treatment of FL.

Approvals and Results

Epcoritamab received accelerated FDA approval in May 2023, as EPKINLY, for the treatment of adult patients with R/R DLBCL, not otherwise specified, including DLBCL arising from indolent lymphoma, and high-grade B‑cell lymphoma, after two or more lines of systemic therapy. EPKINLY was approved under accelerated approval based on response rate and durability of response. Continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial. In June 2023, epcoritamab was added to the National Comprehensive Cancer Network (“NCCN”) Clinical Practice Guidelines in Oncology for “B-cell Lymphomas” (Version 4.2023) for third-line and subsequent therapy for patients with DLBCL, including patients with disease progression after transplant or chimeric antigen receptor (“CAR-T”) cell therapy and as a Category 2A, preferred regimen for patients with histologic transformation of indolent lymphomas to DLBCL and no intention to proceed to transplant, including patients with disease progression after transplant or CAR-T cell therapy.

In September 2023, epcoritamab was granted both conditional marketing authorization by the European Commission and approval by the MHLW. In Europe epcoritamab, marketed as TEPKINLY, was approved as a monotherapy for the treatment of adult patients with R/R DLBCL after two or more lines of systemic therapy. In Japan, epcoritamab, marketed as EPKINLY, was approved for the treatment of adult patients with certain types of R/R LBCL, including DLBCL, high-grade B-cell lymphoma (“HGBCL”), primary mediastinal large B-cell lymphoma (“PMBCL”) and follicular lymphoma grade 3B (“FL3B”), after two or more lines of systemic therapy.

The approvals were supported by results from the LBCL cohort of the pivotal Phase II EPCORE NHL-1 open-label, multi-center trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-NHL, including DLBCL. Approval in Japan was also based on the EPCORE NHL-3 clinical trial. Data from the EPCORE NHL-1 trial was presented as part of a late-breaking oral presentation selected for the Presidential Symposium at the European Hematology Association Annual Congress in June 2022. In the trial, treatment with epcoritamab demonstrated deep and durable responses with an objective response rate (“ORR”) of 63% and a CR of 39% in patients who had previously received at least two prior lines of systemic anti-lymphoma therapy. Additionally, patients naïve to treatment with CAR-T achieved 69% ORR and 42% CR and patients previously treated with CAR-T achieved a 54% ORR and 34% CR. After a median follow up of 10.7 months, the median duration of response (“mDoR”) was estimated to be 12 months, while the mDoR among patients achieving a CR was not reached, with 89% still in CR at nine months. The safety profile of epcoritamab was manageable and consistent with previous findings. The treatment emergent adverse events (”TEAEs”) occurred during the first 12 weeks of treatment and resolved. The most common TEAEs of any grade (greater than or equal to 15%) included cytokine release syndrome (“CRS”) (49.7%), pyrexia (23.6%), fatigue (22.9%), neutropenia (21.7%), diarrhea (20.4%), injection site reaction (19.7%), nausea (19.7%), and anemia (17.8%). The most common Grade 3 or 4 TEAEs (greater than or equal to 5%) included neutropenia (14.6%), anemia (10.2%), neutrophil count decrease (6.4%), and thrombocytopenia (5.7%). The observed Grade 3 CRS was low (2.5%). No Grade 4/5 CRS was observed.

In June 2023 we announced positive topline results from the FL cohort of the EPCORE NHL-1 trial. The study cohort included 128 adult patients with R/R FL who received at least two prior lines of systemic therapy. 70.3% of patients were double refractory to an anti-CD20 monoclonal antibody and an alkylating agent. The topline results from this cohort showed an ORR of 82% as confirmed by an independent review committee, which exceeded the protocol prespecified threshold for efficacy. The observed mDoR was not reached. No new safety signals were observed with epcoritamab in this study at the time of analysis. The most common treatment-emergent adverse event was CRS with 66.4% (1.6% grade >2). Aligned with the FDA’s Project Optimus, the optimization part of the trial continued to evaluate alternative step-up dosing regimens to mitigate the risk of CRS; preliminary data on the initial patients enrolled indicate a clinical improvement in CRS rate. The results from this cohort, along with the results from the optimization part of the trial, were presented during the American Society of Hematology (“ASH”) Annual Meeting in December 2023. Based on the topline results, AbbVie submitted a Type II variation application to the EMA for epcoritamab as monotherapy for the treatment of adult patients with R/R FL after two or more lines of systemic therapy, which was validated in November 2023.

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

EPCORE NHL-3 is a Phase I/II trial to evaluate the safety and preliminary efficacy of epcoritamab in Japanese patients with R/R B-cell NHL. The trial is currently ongoing.

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

EPCORE DLBCL-1 was the first Phase III trial of epcoritamab. The purpose of the open label, randomized, multi-center trial is to evaluate the efficacy of epcoritamab compared to investigator’s choice of chemotherapy in patients with R/R DLBCL who have failed or are ineligible for autologous stem cell transplant (“ASCT.”) The trial is currently ongoing.

EPCORE DLBCL-2 is a randomized, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with rituximab, cyclophosphamide, doxorubicin hydrochloride, vincristine, and prednisone (“R-CHOP”) compared to R-CHOP in patients with newly diagnosed DLBCL. The trial is currently recruiting.

EPCORE DLBCL-3 is an open-label, multicenter, global trial evaluating the efficacy and safety of epcoritamab monotherapy and epcoritamab plus lenalidomide as first-line therapy for elderly patients with DLBCL who are deemed anthracycline ineligible. The trial is currently recruiting.

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

Tisotumab Vedotin

Tisotumab vedotin is an ADC directed to TF, a protein involved in tumor signaling and angiogenesis. TF is expressed in many solid tumors, including cervical, head and neck, lung, pancreatic, colon, endometrial, prostate, esophageal, ovarian and bladder tumors. Tisotumab vedotin combines our human monoclonal antibodies (“mAb”) that binds to TF and Pfizer’s ADC technology that utilizes a cleavable linker and the cytotoxic drug monomethyl auristatin E. We used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. We are co-developing, and co-commercializing in the U.S., tisotumab vedotin in collaboration with Pfizer.

Tisotumab vedotin for the Treatment of Cervical Cancer

Cervical cancer remains a disease with high unmet need despite advances in effective vaccination and screening practices to prevent and diagnose pre-/early-stage cancers for curative treatment. Recurrent and/or metastatic cervical cancer is a particularly devastating and mostly incurable disease; up to 16% of adults are diagnosed with metastatic disease at diagnosis and, for adults diagnosed at earlier stages who receive treatment, up to 61% will experience disease recurrence and progress to metastatic cervical cancer. It is estimated that in 2023, more than 13,960 new cases of invasive cervical cancer will be diagnosed in the U.S. and 4,310 adults will die from the disease.

Approvals and Results

In September 2021, the FDA granted Genmab and Pfizer accelerated approval for tisotumab vedotin as Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin was approved under the FDA’s Accelerated Approval Program based on tumor response, durability of the response and the safety profile. Continued approval may be contingent upon verification and description of clinical benefit in confirmatory trials. The approval was based on the Phase II innovaTV 204 single arm trial in 101 patients with recurrent or metastatic cervical cancer who had received no more than two prior systemic regimens in the recurrent or metastatic setting, including at least one prior platinum-based chemotherapy regimen. Favorable topline results from the innovaTV 204 trial were announced in July 2020; results from the trial showed a 24% confirmed ORR by independent central review (95% Confidence Interval: 15.9% - 33.3%) with a median DoR of 8.3 months. The most common TEAEs (greater than or equal to 20%) included alopecia, epistaxis (nose bleeds), nausea, conjunctivitis, fatigue and dry eye. The data was featured in a late-breaking proffered paper oral presentation at the European Society for Medical Oncology (“ESMO”) Virtual Congress in September 2020. In January 2023, the NCCN updated their cervical cancer treatment guidelines, upgrading tisotumab vedotin-tftv from “Other recommended Regimen” to “Preferred Regimen” for second-line or subsequent therapy in recurrent or metastatic cervical cancer.

In September 2023, Genmab and Pfizer announced that the Phase III innovaTV 301 (ENGOT cx-12/GOG 3057) confirmatory trial in recurrent or metastatic cervical cancer patients with disease progression on or after front-line therapy who received tisotumab vedotin, compared with chemotherapy alone, met its primary endpoint of OS. An Independent Data Monitoring Committee determined that overall survival (“OS”) crossed the pre-specified efficacy boundary at the interim analysis. The key secondary endpoints of investigator-assessed progression-free survival and ORR also demonstrated statistical significance. The safety profile of tisotumab vedotin in innovaTV 301 was consistent with the known safety profile of tisotumab vedotin as presented in the U.S. prescribing information, and no new safety signals were observed. The results of the trial added to the previous results of innovaTV 204 and were presented during the Presidential Symposium at the ESMO Congress 2023 in October 2023. Subject to discussions with regulatory authorities, the results from innovaTV 301 are intended to serve as the pivotal confirmatory trial for the U.S. accelerated approval and support global regulatory applications. The innovaTV 301 China extension trial (ZL-1309-002) is ongoing, in collaboration with Zai Lab Limited under their agreement with Pfizer.

Ongoing Trials

In collaboration with Pfizer, we are currently evaluating tisotumab vedotin for the treatment of cervical cancer and other solid tumors in three clinical trials: innovaTV 205, innovaTV 207 and innovaTV 301. Zai Lab Limited is also conducting a Phase I trial, ZL-1309-002, to evaluate the pharmacokinetics of tisotumab vedotin in Chinese patients with metastatic or recurrent solid malignancies, and the innovaTV 301 extension trial in China.

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

Beyond recurrent and/or metastatic cervical cancer, we believe there may be opportunities for tisotumab vedotin in other solid tumors that express TF. The innovaTV 207 trial is a Phase II trial to assess the activity, safety and tolerability of tisotumab vedotin for the treatment of selected solid tumors. An interim analysis of the squamous cell carcinoma of the head and neck cohort of the trial was presented at the American Association for Cancer Research Meeting in April 2023. The trial is currently recruiting. We will actively engage with health authorities on next steps in this indication.

The first Phase III trial of tisotumab vedotin, innovaTV 301, was announced in January 2021. The open-label, randomized, global trial of tisotumab vedotin versus chemotherapy enrolled patients with recurrent or metastatic cervical cancer who have received one or two prior lines of systemic therapy for their recurrent or metastatic disease. Eligible patients were randomized to receive either tisotumab vedotin 2.0 mg/kg every three weeks or investigator’s choice of chemotherapy. The primary endpoint of the trial was OS. This global trial is sponsored by Pfizer in collaboration with Genmab, European Network of Gynaecological Oncological Trial Groups and the Gynecologic Oncology Group. The trial was designed to confirm the potential of tisotumab vedotin as monotherapy for patients with metastatic and/or recurrent cervical cancer. In September 2023 we and Pfizer announced that the trial met its primary endpoint of OS.

Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)

Acasunlimab, previously known as GEN1046/BNT311, is a proprietary bispecific antibody designed to target PD-L1 and 4-1BB. PD-L1 is a validated target that is expressed on tumor cells. 4-1BB is a trans-membrane receptor belonging to the tumor necrosis factor (“TNF”) receptor super-family and is expressed predominantly on activated T-cells. In pre-clinical settings, acasunlimab promoted conditional T-cell activation in a tumor-specific manner by simultaneous activation and release of the key inhibitory brake. Pre-clinical trials also indicated a release of T-cell inhibition through the PD-1/PD-L1 axis, including in the absence of 4-1BB, strong co-stimulation via the agonistic activity of 4-1BB and T-cell clonal expansion. We are co-developing acasunlimab in collaboration with BioNTech SE (“BioNTech”) under an agreement in which the companies share all costs and future potential profits for acasunlimab on a 50:50 basis. Acasunlimab is being developed for the treatment of solid cancers using our proprietary DuoBody technology platform and PD-L1 antibody and BioNTech’s 4-1BB antibody.

Ongoing Trials

Along with our collaboration partner, BioNTech, we are currently evaluating acasunlimab for the treatment of solid tumors in multiple clinical trials.

A Phase I/II trial of acasunlimab for the treatment of malignant solid tumors was initiated in May 2019. The multicenter, open-label safety trial is evaluating acasunlimab as monotherapy and in combination therapies in patients with malignant solid tumors. The trial is currently recruiting.

A Phase II trial of acasunlimab in NSCLC was initiated in November 2021. The multicenter, randomized, open-label trial is evaluating acasunlimab as monotherapy and in combination with pembrolizumab as treatment for patients with R/R metastatic NSCLC after treatment with standard of care therapy with an immune checkpoint inhibitor. The trial is currently recruiting. Based on encouraging data from this study we are engaging with health authorities to determine the next steps for the program.

A Phase II trial of acasunlimab in endometrial cancer was initiated in September 2023. The multicenter, open-label trial is evaluating the safety and preliminary clinical activity of acasunlimab in combination with pembrolizumab in patients with advanced endometrial cancer. The trial is currently recruiting.

A Phase I trial of acasunlimab in Japanese patients was initiated in June 2021. The open-label, dose-escalation trial is evaluating the safety and pharmacokinetics of acasunlimab as monotherapy and in combination with pembrolizumab in Japanese patients with advanced solid malignancies. The trial is currently recruiting.

DuoBody-CD40x4-1BB (GEN1042/BNT312)

DuoBody-CD40x4-1BB is a proprietary bispecific antibody designed to conditionally activate both CD40-expressing antigen-presenting cells and 4-1BB-expressing T-cells using an inert DuoBody format. In pre-clinical settings DuoBody-CD40x4-1BB was shown to conditionally increase proliferation of activated T cells in the presence of CD40-expressing cells in vitro. DuoBody-CD40x4-1BB induced T-cell proliferation upon crosslinking of CD40- and 4-1BB-expressing cells and the binding of only the CD40 arm or the 4-1BB arm had no effect on T-cell proliferation. We are co-developing DuoBody-CD40x4-1BB in collaboration with BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-CD40x4-1BB on a 50:50 basis. DuoBody-CD40x4-1BB is being developed for the treatment of solid cancers using Genmab’s proprietary DuoBody technology platform and BioNTech’s CD40 and 4-1BB antibodies.

Ongoing Trials

Along with our collaboration partner, BioNTech, we are currently evaluating DuoBody-CD40x4-1BB for the treatment of solid tumors in multiple clinical trials.

A Phase I/II trial of DuoBody-CD40x4-1BB for the treatment of metastatic or locally advanced solid tumors was initiated in September 2019. The multicenter, open-label trial is evaluating DuoBody-CD40x4-1BB as monotherapy and in combination therapies in patients with metastatic or locally advanced solid tumors. The trial is currently recruiting.

A Phase I/II trial of DuoBody-CD40x4-1BB for the treatment of metastatic solid tumors was initiated in April 2023. The Phase I dose finding, and Phase II randomized, open-label trial is evaluating the safety and clinical activity of DuoBody-CD40x4-1BB in combination with radiotherapy with or without pembrolizumab as a treatment option in patients with metastatic solid tumors. The trial is currently recruiting.

A Phase I trial of DuoBody-CD40x4-1BB in Japanese patients was initiated in November 2023. The trial is evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics and antitumor activity of DuoBody-CD40x4-1BB monotherapy and in combination with pembrolizumab with or without chemotherapy in Japanese patients with malignant solid tumors. The trial is currently recruiting.

HexaBody-CD38 (GEN3014)

HexaBody-CD38 is a novel human CD38 monoclonal antibody product incorporating our HexaBody technology. In pre-clinical models of hematological malignancies HexaBody-CD38 demonstrated enhanced complement-dependent cytotoxicity (“CDC”) and showed potent anti-tumor activity. HexaBody-CD38 induced highly potent CDC in vitro in cell lines derived from hematological malignancies including MM, B-cell lymphoma and acute myeloid leukemia (“AML”), inducing CDC in seventeen out of twenty-eight tumor cell lines that were not sensitive to daratumumab (<50% tumor cell lysis), including cell lines with low expression of CD38 or high expression of the complement inhibitory protein CD59. In addition, HexaBody-CD38 was consistently more potent than daratumumab in samples from daratumumab-naïve patients (newly diagnosed or R/R to standard-of-care, including chemotherapy or high dose chemotherapy followed by ASCT, immunomodulatory drugs and proteasome inhibitors).

In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. See below for additional details about this agreement. In March 2021 we initiated a Phase I/II clinical trial of HexaBody-CD38 for the treatment of hematologic malignancies. Preliminary dose-escalation results from the trial were presented at the ASH Annual Meeting in December 2022. Dose-escalation results show HexaBody-CD38 had a tolerable safety profile and clinical activity in patients with R/R MM, including patients with prior exposure to an anti-CD38 antibody. The pharmacokinetic profile was characterized by target-mediated drug disposition at lower doses and signs of saturation at doses >8 mg/kg. Biomarker analyses confirm biological activity in patients with R/R MM at all evaluated doses. This was followed by preliminary results from a dose-expansion cohort, which was presented at the ASH Annual Meeting in December 2023. These results demonstrated that HexaBody-CD38 at the recommended Phase II dose showed a manageable safety profile and clinical activity in anti-CD38 antibody naïve R/R MM patients. The trial is currently recruiting. This study includes an arm comparing HexaBody-CD38 to daratumumab in CD38 monoclonal antibody-naïve R/R MM patients.

DuoBody-CD3xB7H4 (GEN1047)

DuoBody-CD3xB7H4 is a bispecific antibody created with our proprietary DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In pre-clinical trials, DuoBody-CD3xB7H4 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. DuoBody-CD3xB7H4 is being developed as a therapeutic agent for the treatment of solid cancer indications known to express B7H4. In January 2022 we initiated the first-in-human Phase I/II clinical trial of DuoBody-CD3xB7H4 for the treatment of solid tumors. We have now completed dose escalation in the Phase I/II trial and have transitioned to dose expansion. The trial is currently recruiting.

HexaBody-CD27 (GEN1053/BNT313)

HexaBody-CD27 is a novel CD27 antibody with an IgG Fc domain engineered to induce CD27 agonist activity independently of FcγR-bearing cells. In pre-clinical studies, HexaBody-CD27 increased T-cell activation, proliferation, cytokine secretion and cytotoxic activity.

We are developing HexaBody-CD27 for the treatment of solid cancers in collaboration with BioNTech under an agreement in which the companies share all costs and future potential profits for HexaBody-CD27 on a 50:50 basis. HexaBody-CD27 is being developed using Genmab’s proprietary HexaBody technology platform. The first-in-human Phase I/II trial of HexaBody-CD27 for the treatment of patients with malignant solid tumors is currently recruiting.

GEN1056 (BNT322)

GEN1056 is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors and for use in combination with other products. The first-in-human Phase I trial of GEN1056 in patients with advanced solid tumors is currently recruiting.

DuoBody-CD3xCD30 (GEN3017)

DuoBody-CD3xCD30 is a bispecific antibody created with our proprietary DuoBody technology platform. CD30 is highly expressed in multiple hematologic malignancies, including classical Hodgkin lymphoma and anaplastic large cell lymphoma. In pre-clinical studies, GEN3017 induced potent T-cell mediated cytotoxicity of CD30-expressing tumor cells in vitro, which was associated with induction of CD4+ and CD8+ T-cell activation, proliferation and cytokine production. GEN3017 is being developed for the potential treatment of certain hematological malignancies. In May 2023 we submitted an IND application for DuoBody-CD3xCD30. In September 2023 we initiated the first-in-human Phase I/II clinical trial of DuoBody-CD3xCD30 for the treatment of R/R CD30+ classical Hodgkin lymphoma and CD30+ NHL. The trial is currently recruiting.

DuoHexaBody-CD37 (GEN3009)

DuoHexaBody-CD37 is a bispecific IgG1, created with our propriety DuoHexaBody technology platform that targets two non-overlapping CD37 epitopes. In pre-clinical settings DuoHexaBody-CD37 was shown to induce potent in vivo and in vitro anti-tumor activity. In March 2020, we initiated a Phase I/II clinical trial of DuoHexaBody-CD37 for the treatment of hematologic malignancies. In June 2022 AbbVie decided to discontinue co-development of DuoHexaBody-CD37 and upon expiry of the 180-day notice period on December 24, 2022, Genmab became solely responsible for the further development of DuoHexaBody-CD37. Subsequently in September 2023 Genmab decided to discontinue the program due to a strategic evaluation of DuoHexaBody-CD37 within the context of the company’s portfolio. The decision was not based on any safety or regulatory concerns.

Partnered programs Incorporating Genmab’s Innovation and Technology1

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s) [2]
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	Janssen (Royalties to Genmab on net global sales)	MM
AL Amyloidosis
RYBREVANT (amivantamab/amivantamab-vmjw)	Janssen (Royalties to Genmab on net global sales)	NSCLC
TECVAYLI (teclistamab/teclistamab-cqyv)	Janssen (Royalties to Genmab on net global sales)	R/R MM
TALVEY (talquetamab/talquetamab-tgvs)	Janssen (Royalties to Genmab on net global sales)	R/R MM
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen (Under sublicense from Roche, royalties to Genmab on net global sales)	TED

1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development and where relevant commercialized by a third-party.
2See local prescribing information for precise indication and safety information.

Pipeline, Including Further Development for Approved Medicines, ≥ Phase II Development

1UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol Myers Squibb Corporation (“BMS”).

Daratumumab (DARZALEX)

Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of MM cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by Janssen, a Johnson & Johnson company, under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Daratumumab is approved in a large number of territories for the treatment of adult patients with certain MM indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Amivantamab

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, amivantamab, is a fully human bispecific antibody that targets EGFR and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for amivantamab as RYBREVANT for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform.

In August 2023, Janssen submitted a supplemental BLA (“sBLA”) to the FDA seeking expanded approval of amivantamab-vmjw in combination with chemotherapy for the first-line treatment of patients with locally advanced or metastatic NSCLC with EGFR exon 20 mutations. Subsequently in October 2023, Jansen submitted a Type II extension of indication application to the EMA seeking approval of amivantamab in combination with chemotherapy for the first-line treatment of adult patients with advanced NSCLC with activating EGFR exon 20 insertion mutations. Both regulatory submissions were supported by data from the Phase III PAPILLON trial. In November 2023, Janssen submitted an sBLA to the FDA seeking expanded approval of amivantamab-vmjw in combination with chemotherapy (carboplatin and pemetrexed) for the treatment of patients with locally advanced or metastatic NSCLC with EGFR exon 19 deletions or L858R substitution after disease progression on or after osimertinib. This regulatory submission was supported by data from the Phase III MARIPOSA-2 trial. In December 2023, Janssen submitted an sBLA to the FDA, together with a New Drug Application seeking approval of amivantamab-vmjw in combination with lazertinib for the first-line treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 19 deletions or L858R substitution mutations, as detected by an FDA-approved test. Janssen also submitted a Marketing Authorization Application (“MAA”) to the EMA for the first-line treatment of adult patients with advanced NSCLC with common EGFR mutations including exon 19 deletions or exon 21 L858R substitution mutations. Both submissions were supported by data from the Phase III MARIPOSA trial.

Teclistamab

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently created, discovered and developed by Janssen is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (“BCMA”), which is expressed on mature B lymphocytes.

In August 2022, Janssen received conditional marketing authorization from the European Commission for subcutaneously administered teclistamab as TECVAYLI as monotherapy for the treatment of adult patients with R/R MM. Patients must have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and a CD38 antibody and have demonstrated disease progression on the last therapy. In October 2022, Janssen received FDA approval of teclistamab for the treatment of adult patients with R/R MM, who previously received four or more prior lines of therapy, including a proteasome inhibitor, immunomodulatory drug and anti-CD38 monoclonal antibody. In August 2023, Janssen received European Commission approval for a Type II extension for a reduced, biweekly dosing schedule. A biweekly dosing submission was made to the FDA in May 2023. Teclistamab is the second therapy created using Genmab’s proprietary DuoBody bispecific technology platform to receive regulatory approval.

Talquetamab

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently created, discovered and developed by Janssen is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells and G protein–coupled receptor, family C, group 5, member D (“GPRC5D”), an orphan receptor expressed in malignant plasma cells.

In August 2023, Janssen received accelerated approval from the FDA for subcutaneously administered talquetamab-tgvs, marketed as TALVEY, for the treatment of adult patients with R/R MM who have received at least four prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 antibody. Subsequently Janssen received conditional marketing authorization from the European Commission for TALVEY for the treatment of adult patients with R/R MM who have received at least three prior therapies, including an immuno-modulatory agent, a proteasome inhibitor, and an anti-CD38 antibody and have demonstrated disease progression on the last therapy. Talquetamab is the fourth therapy created using Genmab’s proprietary DuoBody bispecific technology platform to receive regulatory approval.

Ofatumumab

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Ofatumumab is the first B-cell therapy that can be self-administered by patients at home or anywhere using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being marketed worldwide by Novartis under a license agreement between Genmab and Novartis.

Teprotumumab

Teprotumumab, approved by the FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (“IGF-1R”), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Amgen under a sublicense from Roche.

Partnered Candidates

Our collaboration partners currently have multiple product candidates in clinical development through collaboration agreements with us. These include products that are being developed in collaboration with BMS, ADC Therapeutics SA ("ADC Therapeutics”), H. Lundbeck A/S (“Lundbeck”), Provention Bio Inc., (“Provention Bio”) (now owned by Sanofi S.A. (“Sanofi”)), Global Blood Therapeutics, Inc. (now owned by Pfizer) and Novo Nordisk A/S (“Novo Nordisk”).

Our Technology Platforms

DuoBody Platform

The DuoBody platform is our innovative proprietary platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same, or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T-cell to kill a tumor cell). Bispecific antibodies generated with our DuoBody platform can be used for the development of therapeutics for diseases such as cancer, hemophilia and autoimmune, infectious, cardiovascular and central nervous system diseases. DuoBody molecules are designed to combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed in the same way as other antibody therapeutics. Based on a proof-of-concept study, we believe that our DuoBody platform generates bispecific antibodies via a versatile and broadly applicable process that is easily performed at high throughput, at standard bench, as well as on a commercial manufacturing scale. We use the DuoBody platform to create our own bispecific antibody programs and we actively seek collaboration partners interested in developing antibody therapeutics using our DuoBody technology. We have a number of commercial collaboration partners for the DuoBody technology, including Janssen, BioNTech, AbbVie and Novo Nordisk. See “Item 4.B—Product and Technology Collaborations—Collaborations and Other Agreements for our Partnered Products” for more information about our current licenses and collaborations.

A number of our proprietary bispecific antibodies created with the DuoBody technology are in clinical development. In addition, Janssen has progressed a number of product candidates into clinical development through our DuoBody collaboration, including amivantamab, teclistamab and talquetamab, which have been approved in the U.S., Europe and certain other markets.

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

DuoHexaBody Platform

The DuoHexaBody platform is a novel proprietary technology that combines the dual targeting design of our DuoBody technology with the potential enhanced potency of our HexaBody technology, creating bispecific antibodies with a target-mediated enhanced hexamerization design. DuoHexaBody-CD37 is currently our only proprietary bispecific antibody created with DuoHexaBody technology. In September 2023 Genmab decided to discontinue the program due to a strategic evaluation of DuoHexaBody-CD37 within the context of the company’s portfolio. The decision was not based on any safety or regulatory concerns.

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

Manufacturing

We do not currently manufacture the products that we need to conduct clinical trials, and we therefore rely on our collaboration partners or CMOs to supply product for our IND-enabling trials, clinical trials and process validation batches and related activities for BLA and other regulatory submissions, and we expect to rely on such collaboration partners or CMOs for production of commercial supply of our products in the future. Manufacturing pharmaceutical products is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Our vendors are required to comply with cGMP regulations, which are regulatory requirements enforced by the FDA, the EMA and other regulatory bodies to assure proper design, monitoring and control of manufacturing processes and facilities for human pharmaceuticals.

We have no involvement with the manufacturing process for our approved products in development with collaboration partners, DARZALEX, RYBREVANT, TECVAYLI, and TALVEY, which are handled by Janssen; Kesimpta, handled by Novartis; and TEPEZZA, handled by Amgen, under the applicable agreements. Our partners Pfizer and AbbVie are responsible for the manufacturing processes for Tivdak and EPKINLY/TEPKINLY, respectively, under the applicable agreements.

Currently, the majority of the products required for our clinical trials and pre-clinical trials are manufactured by a limited number of CMOs and specific sites at those CMOs. In addition, we rely on other third parties to perform additional steps in the manufacturing process, as well as analysis, shipping and storage of drug products and our product candidates. Although we rely on our cGMP manufacturers and suppliers, we have personnel with substantial manufacturing and production experience to oversee our relationships with such manufacturers and suppliers and provide the necessary technical, quality and regulatory oversight of our CMOs. We have also adopted procedures to promote compliance by our CMOs with relevant regulatory requirements and internal guidelines with respect to production qualifications, facilities and processes.

We believe our CMOs are, and any future CMOs will be, capable of producing sufficient quantities of drug products to support our currently planned commercialization, clinical trials and pre-clinical trials. We also believe that, while limited, there are alternative third-party manufacturers that have similar capabilities that would be capable of providing sufficient quantities of commercial products and drug products for our planned clinical trials and pre-clinical trials. However, should our CMOs not be able to provide sufficient quantities of commercial products or drug product for our planned commercialization, clinical trials or pre-clinical trials, we would be required to seek other CMOs to provide this product, potentially resulting in a delay in such trials or delivery of our commercialized products.

Raw Materials

We currently rely on a third-party manufacturer for raw materials. Raw materials are available in quantities adequate to meet the needs of our business. The prices of the raw materials are subject to a service agreement. While we do not anticipate any significant price volatility, to the extent that we are exposed to price fluctuations, we expect the fluctuations to occur within a limited range and not have a material impact on our business, financial condition, liquidity, or operating results.

Commercialization Strategy

Our approved products in development with collaboration partners are DARZALEX, RYBREVANT, TECVAYLI, and TALVEY marketed by Janssen, Kesimpta marketed by Novartis and TEPEZZA marketed by Amgen, under worldwide license agreements with us, or in the case of TEPEZZA, under a sublicense from Roche. We receive royalties from Janssen, Novartis and Roche based on net sales of DARZALEX, RYBREVANT, TECVAYLI, TALVEY, Kesimpta and TEPEZZA, but we are not involved with commercialization activities or strategy.

We are continuing to develop and expand our commercialization capabilities to allow us to market our own products for the indications and in the geographies we determine would be most effective to create value for our patients and shareholders. Genmab became a commercial-stage company with the launch of Tivdak for the treatment of cervical cancer. We are co-promoting Tivdak with Pfizer in the U.S., and we will lead commercial operational activities in Japan, which we view as a promising commercial opportunity where modest commercial and medical affairs infrastructure has the potential to become a high-value investment given the low rate of cancer screening and human papillomavirus vaccinations. Pfizer will lead operational commercial activities in the U.S., Europe and China and any other markets.

In 2023, we also began commercializing EPKINLY together with AbbVie. We are the lead in co-commercializing EPKINLY in the U.S. and Japan with AbbVie. AbbVie is responsible for commercialization in Europe and other markets as TEPKINLY.

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

With respect to daratumumab, there are numerous other FDA-approved drugs for the treatment of MM, and the competition daratumumab faces is intensifying. Isatuximab, a CD38 antibody developed by Sanofi, was approved as Sarclisa® by the FDA in March 2020 and the European Commission in June 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a PI. Although an earlier accelerated approval was withdrawn due to a failed confirmatory Phase III trial, a newer Phase III trial with daratumumab as part of the control arm suggests the possibility for approval of GSK’s Blenrep®. CAR-Ts have also been approved for use in MM including BMS’s and 2seventybio’s ABECMA® and Janssen’s CARVYKTI™, and two bispecific antibodies have been approved: Johnson and Johnson’s TECVAYLI® and TALVEY™, and Pfizer’s Elrexfio®. We are also aware of numerous additional investigational agents that are currently being studied. If any of these investigational agents are successful, they may compete with daratumumab in the future. Data has also been presented on several developing technologies and related potential products, including other bispecific antibodies, ADCs and CAR-Ts that may compete with daratumumab in the future.

In August 2020 and March 2021 respectively, the FDA and the European Commission approved SC ofatumumab for the treatment of RMS in adults. Competition in the multiple sclerosis (“MS”) market is intense and there are numerous FDA-approved drugs for the treatment of the various forms of MS. A number of companies are also working to develop potential treatments for MS that may in the future further intensify the competition in the MS market, such as TG Therapeutics’ BRIUMVI™, approved in December 2022. Potential future sales may also be negatively impacted by the introduction of generics, prodrugs of existing therapeutics or biosimilars of existing products and other technologies.

With respect to tisotumab vedotin, we are aware of other companies that currently have products in development for the treatment of cervical cancer, which could be competitive with tisotumab vedotin, including checkpoint inhibitors from Agenus Inc., BMS, Merck, Roche, and Innovent Biologics, Inc. as well as other drugs in development from other companies. In June 2018 the FDA granted Merck’s Keytruda, a PD-1 inhibitor, accelerated approval as monotherapy for patients with recurrent or metastatic cervical cancer. The FDA granted full approval for this indication in October 2021, at the same time approving Keytruda in combination with chemotherapy, with or without bevacizumab, for patients with persistent, recurrent or metastatic cervical cancer whose tumors express PD-L1 (CPS ≥1), as determined by an FDA-approved test. Keytruda was subsequently approved in this indication in Europe in April 2022. Keytruda was approved in January 2024 in combination with concurrent chemoradiotherapy for locally-advanced cervical cancer. Also, a bispecific antibody having one similar target with Keytruda, AstraZeneca’s volrustomig, recently entered Phase III trials and could complete in this indication within the next several years.

We are similarly aware, with respect to epcoritamab, of a number of other companies that have bispecific CD3xCD20-targeted product candidates in development for the treatment of B-cell malignancies, which are competing with epcoritamab. These include: Regeneron Pharmaceuticals’ odronextamab, which was granted fast track designation by the FDA in R/R LBCL and DLBCL and was filed for approval in both R/R DLBCL and R/R FL with an expected March 2024 approval, and from Roche: mosunetuzumab, which has BTD and which received conditional marketing authorization as Lunsumio® in Europe in third line plus FL in June 2022 and accelerated approval in the U.S. in December 2022, and glofitamab, which received accelerated approval (as Columvi®) in both the U.S. and in Europe in 2023. We are aware that odronextamab, Lunsumio and Columvi are also being evaluated in other Phase III trials in multiple other B-cell malignancies. We are also aware that there are a number of various CD20 and CD19 antibodies, immunomodulators, ADCs, tyrosine kinase inhibitors and CAR-T therapies that are either approved or in development for non-Hodgkin’s lymphomas. Some of these include ADC Therapeutics’ ZYNLONTA®, approved by the FDA in April 2021 for R/R LBCL and approved in Europe in December 2022, MorphoSys AG’s Monjuvi®, approved by the FDA in combination with lenalidomide in July 2020 in R/R DLBCL and several CAR-T therapies, Novartis’s KYMRIAH®, approved in the U.S. and EU in R/R FL in May 2022, BMS’s Breyanzi®, approved in the U.S. in June 2022 for R/R LBCL, Gilead Sciences (“Gilead”)’s YESCARTA®, approved in the U.S. in second line LBCL in April 2022 and second line DLBCL in Europe in October 2022 and Tecartus, approved for R/R MCL in 2020 in both the US and Europe. In addition, in June 2019 Roche received accelerated approval in the U.S. for POLIVY®, a first-in-class anti-CD79b ADC, in combination with bendamustine and rituximab for adults with R/R DLBCL who have received at least two prior therapies. In August 2021 Roche announced that the Phase III POLARIX trial met its primary endpoint. The positive readout of POLARIX met the post-marketing requirement to convert the accelerated approval into a full approval, potentially raising the bar for other drugs, including epcoritamab, to enter the R/R DLBCL space. Polivy was granted full approval by the EMA in 2022 and by the FDA in 2023.

With respect to acasunlimab, we are aware of a number of other companies that have bispecific PD-L1x4-1BB products in development for the treatment of solid cancers including Merus N.V.’s MCLA-145, Elpiscience and Inhibrx Inc.’s INBRX-105, Numab Therapeutics AG and Cstone Pharmaceuticals’ NM21-1480, Pieris Pharmaceuticals, Inc.’s PRS-344, F-Star Therapeutics Inc.’s FS222, Antengene’s ATG-101, ABL Bio’s ABL-503, Biotheus’ PM1003, QLSF Biotherapeutics’ QL301, Hanmi’s BH-3120, HankeMab’s HK010, and Eli Lilly’s and Innovent’s IBI-319.

In addition, many other pharmaceutical and biotechnology companies are developing and/or marketing therapies for the same types of cancer that our products and product candidates are designed and being developed to treat. We are also aware of other companies that have or are developing technologies that may be competitive with ours, including bispecific antibodies, CAR-T and RNA-based technologies. In addition, our DuoBody and other technology collaboration partners may develop compounds utilizing our technology that may compete with product candidates that we are developing.

In addition, in the U.S., the BPCIA created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” or “biosimilar” to or “interchangeable” with an FDA-approved biological product. This pathway allows competitors to reference the FDA’s prior approvals regarding innovative biological products and data submitted with a BLA to obtain approval of a biosimilar application 12 years after the time of approval of the innovative biological product. The 12-year exclusivity period runs from the initial approval of the innovator product and not from approval of a new indication. In addition, the 12-year exclusivity period does not prevent another company from independently developing a product that is highly similar to the innovative product, generating all the data necessary for a full BLA and seeking approval. Data exclusivity only assures that another company cannot rely on the FDA’s prior approvals of a BLA for an innovator’s biological product to support the biosimilar product’s approval. Further, under the FDA’s current interpretation, a biosimilar applicant can obtain approval for one or more of the indications approved for the innovator product by extrapolating clinical data from one indication to support approval for other indications. In the EU, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued since 2005. We are aware of many pharmaceutical and biotechnology companies, as well as other companies, that are actively engaged in research and development of biosimilars or interchangeable products.

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

Product and Technology Collaborations

Certain Collaborations for our Proprietary Products

AbbVie Epcoritamab and Discovery Research Collaborations

In June 2020, we entered into a Collaboration and License Agreement with AbbVie to jointly develop and commercialize epcoritamab and additional investigational bispecific antibody product candidates. In addition, under the agreement, we agreed with AbbVie to enter into a discovery research collaboration for future differentiated antibody therapeutics for cancer.

Genmab shares commercial responsibilities with AbbVie in the U.S. and Japan, while AbbVie is responsible for global commercialization outside of the U.S. and Japan. We are the principal for net sales of epcoritamab in the U.S. and Japan and receive tiered royalties on remaining global sales outside these territories. We are entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan, subject to certain royalty reductions. Except for these royalty-bearing sales, we share with AbbVie profits from the sale of licensed products on a 50:50 basis. We and AbbVie split 50:50 the development costs related to epcoritamab, while we will be responsible for 100% of the costs for the discovery research programs up to the opt-in decision point.

For any product candidates developed as a result of the discovery research collaboration, we will share responsibilities with AbbVie for global development and commercialization in the U.S. and Japan. Subject to certain requirements, we have an option to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan.

We and AbbVie grant to each other co-exclusive licenses to use certain intellectual property that is necessary for or directly related to the development, manufacture or commercialization of the compounds being developed under the agreement and the resulting licensed products, as further described in the agreement. The licenses can be sublicensed to affiliates of the applicable licensee or to third-party sub-contractors meeting certain requirements or if otherwise approved.

Under the terms of the agreement, we received a $750 million (DKK 4,911 million) upfront payment in June 2020 and we were initially entitled to receive an aggregate of up to $3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones were up to $1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement.

As a result of epcoritamab being the only remaining bispecific antibody program included in the original agreement, we are instead contractually entitled to receive an aggregate of up to $2.55 billion in additional development, regulatory and sales milestone payments and up to $550 million in payments related to clinical development and commercial success. In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, we are eligible to receive up to $2.0 billion in option exercise and success-based milestones.

The agreement expires when neither we nor AbbVie are developing or commercializing any licensed products. AbbVie may terminate the agreement at AbbVie’s convenience at any time after a certain notice period, either in whole or on a licensed product-by-licensed product basis or on a region-by-region basis. The U.S. and Japan as a whole, Europe as a whole, and the rest of the world each constitute one region for this purpose. If we or AbbVie terminate the agreement due to a material breach, insolvency event or force majeure event with respect to the other party, the terminating party will have the exclusive right (including the exclusive right to use the intellectual property licensed to it under the agreement) to develop, manufacture and commercialize the terminated licensed product in the terminated region. The terminating party will pay the other party a royalty on net sales of the terminated product in the terminated region up to certain thresholds depending on which party terminated the agreement. A termination by AbbVie for convenience is treated the same way as a termination by Genmab for a material breach by AbbVie for this purpose, which means that Genmab would have the exclusive right to develop, manufacture and commercialize the terminated licensed product in the terminated region.

Pfizer Tisotumab Vedotin Collaboration

In October 2011, we entered into a license and collaboration agreement with Pfizer that granted us rights to utilize Pfizer’s ADC technology with our TF antibody in return for milestone payments and royalties. We also granted Pfizer a right to exercise a co-development and co-commercialization option at the end of Phase I clinical development for tisotumab vedotin. In August 2017, Pfizer exercised this option to co-develop and co-commercialize tisotumab vedotin with us. In October 2020, Genmab and Pfizer entered into a joint commercialization agreement. Genmab is co-promoting tisotumab vedotin, marketed as Tivdak, in the U.S., and we will lead commercial operational activities and record sales in Japan, while Pfizer will lead operational commercial activities in the U.S., Europe and China with a 50:50 profit split in those markets. In all other markets, if any, Pfizer will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. In September 2022 Pfizer and Zai Lab announced an exclusive collaboration and license agreement for the development and commercialization of Tivdak in mainland China, Hong Kong, Macau and Taiwan. Under the terms of the agreement, Pfizer received an upfront payment of $30 million and will receive development, regulatory and commercial milestone payments, as well as tiered royalties on net sales of Tivdak in the Zai Lab territory. Based on our agreement with Pfizer, all upfront, milestone payments and royalties have been and will continue to be shared 50:50 with Genmab.

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

Genmab and BioNTech have four product candidates currently in clinical development: acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB), DuoBody-CD40x4-1BB (GEN1042/BNT312), HexaBody-CD27 (GEN1053/BNT313) and GEN1056 (BNT322). In August and October 2023 respectively, INDs were submitted for two additional product candidates, DuoBody-EpCAMx4-1BB (GEN1059/BNT314) and HexaBody-OX40 (GEN1055/BNT315).

Collaborations for our Partnered Products

Janssen Daratumumab License and Development Agreement

In August 2012, we entered into a global license, development and commercialization agreement with Janssen, granting Janssen an exclusive, sublicensable license to certain of our patents, know-how and materials, owned by or licensed to us, to research, develop, make, offer and sell worldwide certain licensed products containing the human mAb denoted “daratumumab,” also known as HuMax-CD38 and DARZALEX. With respect to licensed technology, we have given up the ability to develop or commercialize other products with affinity to the CD38 antigen target. We recorded an upfront license fee of $55.0 million and Johnson & Johnson Development Corporation invested DKK 475.2 million (approximately $80.0 million at the date of the agreement) to subscribe for 5.4 million newly issued shares of Genmab at a price of DKK 88 per share. Janssen is fully responsible for developing and commercializing the licensed products and all costs associated therewith.

Under this agreement, we could be entitled to up to approximately $1,015 million in development, regulatory and sales milestones, in addition to tiered royalties between 12% and 20%. As of December 31, 2023, Genmab has recorded $910 million in milestone payments from Janssen and could be entitled to receive up to $105 million in further payments if certain additional milestones are met. In 2019, sales milestones of $100 million and $150 million upon net sales reaching $2.5 billion and $3.0 billion in a calendar year, respectively, as calculated on the basis of the license agreement terms, were achieved. No further sales milestones are due under the license agreement. The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to and including $750 million; 13% on net sales above $750 million and up to and including $1.5 billion; 16% on net sales above $1.5 billion and up to and including $2.0 billion; 18% on net sales above $2.0 billion and up to and including $3.0 billion; and 20% on net sales exceeding $3.0 billion.

The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of Genmab patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Royalties are also reduced for licensing payments made by Janssen to Halozyme in connection with SC DARZALEX net sales. Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent (as defined in the agreement) covering daratumumab in such country. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. Our patents do not begin to expire until March 2026. The issued U.S., European and Japanese patents, including relevant PTEs and SPCs, expire in late 2020s and early 2030s.

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

Genmab had been engaged in arbitration with Janssen since September 2020 concerning certain matters related to its license agreement relating to daratumumab. The arbitration is now concluded. See “Item 8 – Financial Information—Legal Proceedings” for more information.

Novartis Ofatumumab Collaboration

In December 2006, we entered into a co-development and collaboration agreement with GlaxoSmithKline (“GSK”), pursuant to which GSK obtained exclusive, worldwide rights to develop and commercialize ofatumumab. This agreement was subsequently amended in 2010. In 2015, GSK transferred the ofatumumab collaboration for oncology and autoimmune diseases to Novartis. Novartis is now responsible for the development and commercialization of ofatumumab in all potential indications. Novartis is fully responsible for all costs associated with developing and commercializing ofatumumab. Under the current agreement with Novartis, we are entitled to royalties of 20% of worldwide net sales of ofatumumab for intravenous treatments and 10% of worldwide net sales of ofatumumab for non-intravenous treatments, as well as certain potential regulatory and sales milestones, of which only certain sales milestones remain. Novartis has obtained approval for an SC formulation of ofatumumab for the treatment of RMS in the U.S., Europe, and Japan, among other territories. We therefore believe that the split between intravenous and non-intravenous administration of ofatumumab will, in practice, align with the split between cancer and non-cancer treatments, and we therefore generally refer to the higher royalty rate as being applicable to cancer treatments and the lower royalty rate as being applicable to non-cancer treatments.

The royalties are on a country-by-country basis subject to reduction in a specified amount based on the market share of competing products (as defined in the agreement) or a joint committee determination that a license of intellectual property owned by a third-party is necessary for commercialization. Novartis can terminate the agreement in its entirety or on a country-by-country basis at any time on nine months’ prior written notice.

Roche / Amgen Teprotumumab Collaboration

In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche. Teprotumumab was created by Genmab under the collaboration with Roche, and development and commercialization of the product, which was approved in 2020 by the FDA, as TEPEZZA, for the treatment of TED, was subsequently conducted by Horizon under a license from Roche. In October 2023, Amgen completed its acquisition of Horizon, including all commercialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab will receive a mid-single digit royalty on net sales (as defined) of TEPEZZA on a country-by-country basis, for 10 years following the first commercial sale in such country.

Janssen DuoBody Collaboration (Amivantamab, Teclistamab and Talquetamab)

In 2012, and as amended in 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody platform.

Genmab will receive milestones and royalties between 8% and 10% on net sales of amivantamab, a mid-single digit royalty on net sales of teclistamab, and a mid-single digit royalty on net sales of talquetamab. Pursuant to the terms of the DuoBody agreement, Janssen’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant patent (as defined in the agreement) covering the licensed product in such country. Royalties for amivantamab, teclistamab and talquetamab are subject to a reduction in countries and territories where there are no relevant patents (as defined in the agreement), among other reductions. Genmab pays a royalty to Medarex based on net sales of amivantamab. All research work is funded by Janssen.

Amivantamab, teclistamab and talquetamab have received regulatory approval.

Certain other Collaborations, Agreements and Enabling Technologies

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

Other Collaborations and Agreements

We have other active collaborations and agreements with a number of companies, including Janssen, ADC Therapeutics, BMS, Lundbeck, Amgen, Immatics, Novo Nordisk, CureVac AG and argenx to create, develop and/or commercialize antibody candidates and/or license certain of our product candidates and use of our technology platforms. Under certain collaborations and agreements, which we have entered into in the ordinary course of business, and where we have licensed our product candidates or technology platforms, we typically receive or are entitled to receive upfront cash payments, progress- and sales-dependent milestones for the achievement by our collaborators of certain events, and, where applicable, research funding. We also are entitled to receive royalties on net sales of commercialized products resulting from the collaborations. We also enter into certain agreements where Genmab is obligated to make upfront cash payments and milestone payments to third parties upon the achievement of certain development, regulatory and commercial events as well as obligated to pay royalties on net sales of commercialized products.

We also license technologies from a number of other companies that we use or have used to contribute to the antibody products in our pipeline. Key technologies include Pfizer’s ADC technologies, the OmniAb transgenic mouse and rat platforms from Open Monoclonal Technology, Inc., certain transgenic mouse technologies from Medarex, the rabbit antibody platform from MAB Discovery GmbH and certain expression systems used by Lonza for production of our product candidates. Pursuant to certain of these licenses, we or our collaboration partners are or may be obligated to pay small royalties for certain products generated or produced using these technologies upon commercialization of such products or product candidates. We also license certain targets disclosed and developed from Immatics’ XPRESIDENT targets and T-cell receptor technology as part of a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. As part of this collaboration, Immatics is or may be eligible to receive certain milestone payments and tiered royalties on net sales.

Intellectual Property

Patents

As of December 31, 2023, we held more than 2,820 patents and patent applications, including more than 84 issued U.S. patents and more than 139 U.S. patent applications. All of our current issued patents and patent applications are projected to expire between 2024 and 2043.

Our owned and licensed patents and patent applications are directed to daratumumab, ofatumumab, tisotumab vedotin, epcoritamab, our product candidates, antibodies, our proprietary technologies and other antibody based and/or enabling technologies. We commonly seek patent claims directed to compositions of matter, including antibodies, bispecific antibodies, and ADCs, as well as methods of using such compositions. When appropriate, we also seek claims to related technologies, such as antibody format technologies. For daratumumab, ofatumumab, tisotumab vedotin, epcoritamab and each of our product candidates, we or our collaboration partners have filed or expect to file multiple patent applications. We maintain patents and prosecute applications worldwide for technologies that we have out licensed, such as our DuoBody technology. Similarly, for partnered products and product candidates, such as daratumumab, ofatumumab, tisotumab vedotin and epcoritamab, we seek to work closely with our development collaboration partners to coordinate patent efforts, including patent application filings, prosecution, PTE, defense and enforcement. As our products and product candidates advance through research and development, we and/or our collaboration partners seek to diligently identify and protect new inventions, such as formulations, combination therapies, and methods of treatment. We also work closely with our scientific personnel to identify and protect new inventions that could eventually add to our development or technology pipeline.

With respect to daratumumab, we have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. Our patents do not begin to expire until March 2026. The issued U.S., European and Japanese patents, including relevant PTEs and SPCs, expire in late 2020s and early 2030s.

With respect to ofatumumab, our issued patents covering ofatumumab began to expire in October 2023, with the U.S. composition of matter patent extended to May 2031. In addition, we have PTEs granted in Japan which provide protection beyond October 2023, and we have filed SPC applications in Europe which, if granted, would provide protection beyond October 2023. Novartis has issued patents and pending patent applications in numerous jurisdictions that may offer additional protection.

With respect to tisotumab vedotin, we have issued patents and pending patent applications in numerous jurisdictions, including the U.S., Europe and Japan. Our issued U.S., European and Japanese patents covering the composition of matter for tisotumab vedotin do not begin to expire until June 2031. We have filed a request for PTE in the U.S., covering the composition of matter for tisotumab vedotin which, if granted, would provide protection beyond June 2031. In addition to our key composition of matter patents for tisotumab vedotin, we have issued patents and pending patent applications in numerous jurisdictions relating to specific formulations, indications and combination therapies that may offer additional protection.

With respect to epcoritamab, we have issued patents and pending patent applications in numerous jurisdictions, including the U.S., Europe and Japan. Our U.S., European and Japanese patent applications and issued patents covering the composition of matter for epcoritamab do not begin to expire until January 2035. In addition, we have filed a request for PTE in the U.S. covering the composition of matter for epcoritamab which, if granted, would provide protection beyond 2035. In addition to our key composition of matter patents for epcoritamab, we have issued patents and pending patent applications in numerous jurisdictions relating to specific formulations, dosing regimens, indications and combination therapies that may offer additional protection.

The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage as determined by the patent office or courts in the country, and the availability of legal remedies in the country. This list above does not identify all patents that may be related to daratumumab, ofatumumab, tisotumab vedotin, epcoritamab and our product candidates. For example, in addition to the listed patents, we have patents on platform technologies (that relate to certain general classes of products or methods), as well as patents that relate to methods of using, formulating or administering a product or product candidate, which may confer additional patent protection. We also have pending patent applications that may give rise to new patents related to one or more of these product candidates, technologies, formulations and uses.

The information in “Genmab’s Proprietary Products” is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information. Significant legal issues remain unresolved as to the extent and scope of available patent protection for biotechnology products and processes in the U.S. and other important markets outside the U.S. We expect that litigation will likely be necessary to determine the term, validity, enforceability, and/or scope of certain of our patents and other proprietary rights. An adverse decision or ruling with respect to one or more of our patents could result in the loss of patent protection for a product and, in turn, the introduction of competitor products or follow-on biologics to the market earlier than anticipated.

Patents expire, on a country-by-country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, PTE and SPC and requirements for terminal disclaimers. Although we believe our owned and licensed patents and patent applications provide us with a competitive advantage, the patent positions of biotechnology and pharmaceutical companies can be uncertain and involve complex legal and factual questions. We and our collaboration partners may not be able to develop patentable products or processes or obtain patents from pending patent applications. In the event of patent issuance, the patents may not be sufficient to protect the proprietary technology owned by or licensed to us or our collaboration partners. Our or our collaboration partners’ current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented. In addition, changes to patent laws in the U.S. or in other countries may limit our ability to defend or enforce our patents or may apply retroactively to affect the term and/or scope of our patents. Our patents have been and may in the future be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed or unenforceable under U.S. or foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the U.S. and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us or our collaboration partners. Our collaboration partners’ patents may also be circumvented, which may allow third parties to use similar technologies without a license from us or our collaboration partners.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. Organizations such as pharmaceutical and biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us or to our collaboration partners. In addition, we are monitoring the progress of several pending patent applications of other organizations that, if granted in their broadest scope, may require us to license or challenge their validity or enforceability in order to continue commercializing our products and product candidates directly or through our collaboration partners. Our and our collaboration partners’ challenges to patents of other organizations may not be successful, which may affect our and our collaboration partners’ ability to commercialize daratumumab, ofatumumab, tisotumab vedotin, epcoritamab, amivantamab, teclistamab, talquetamab, or teprotumumab or our ability to commercialize our product candidates. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our or our collaboration partners’ ability to make, use or sell daratumumab, ofatumumab, tisotumab vedotin, epcoritamab, amivantamab, teclistamab, talquetamab, teprotumumab or any other products or product candidates.

Trademarks

As of January 1, 2024, we and/or our subsidiaries own approximately 327 trademark registrations and applications, hereof 22 U.S. trademark registrations and applications, including: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HexaBody®; HuMax®; DuoBody®; DuoHexaBody® and HexElect®. Tivdak® is a trademark of Seagen Inc. EPCORE™, EPKINLY® and TEPKINLY® are trademarks of AbbVie Biotechnology Ltd. Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® is a trademark of Novartis Pharma AG or its affiliates. DARZALEX®, DARZALEX FASPRO® RYBREVANT®, TECVAYLI®, and TALVEY® are trademarks of Johnson & Johnson. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. Other than the registered trademarks listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition. We are seeking to register and will continue to seek to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. If we do not secure trademark registration successfully for our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our rights in our trademarks, trade names and service marks against third parties.

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

Government Regulation

The FDA, the EMA, the Japan Pharmaceuticals and Medical Devices Agency (“PMDA”) and other regulatory authorities at U.S. federal, state, and local levels, as well as in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with our collaboration partners and third-party contractors, are required to navigate the various pre-clinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct trials or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and financial resources. The following sections outline the approval process and other rules and regulations applicable to biologics in the U.S., EU, Japan, and the U.K. (following Brexit). While the regulatory process in many countries is similar to the U.S., EU, or the U.K., each jurisdiction has its own regulations, and approval in one jurisdiction does not guarantee approval in any other jurisdiction.

Review and Approval of Biologic Products in the U.S.

Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act and the Public Health Service Act and other federal, state, local and foreign statutes and regulations. Our product candidates must be approved by the FDA before they may be legally marketed in the U.S.

The process required by the FDA before biologic product candidates may be marketed in the U.S. generally involves the following:

●	completion of pre-clinical laboratory tests and animal trials performed in accordance with the FDA’s current Good Laboratory Practices (“cGLPs”) regulation;
●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	approval by an independent Institutional Review Board (“IRB”), or ethics committee at each clinical site before the trial is begun;
●	performance of adequate and well-controlled human clinical trials to establish the safety and potency of the proposed biologic product candidate for its intended purpose;
●	preparation of and submission to the FDA of a BLA, after completion of all pivotal clinical trials;

●	a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigations to assess compliance with current cGCPs; and
●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the U.S., which must be updated when significant changes are made.

Prior to beginning the first clinical trial with a product candidate in the U.S., we or our collaboration partner must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro trials assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

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

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase I—The investigational product is initially introduced into human patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
●	Phase II—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials and we often conduct multiple Phase I/II trials. Some of the Phase II trials can potentially provide an adequate basis for regulatory approval.

●	Phase III—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

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

Expedited Development and Review Programs

A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast-track designation, or FTD, if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address an unmet medical need for the condition. For a fast-track product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted if relevant criteria are met. An FTD product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

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

Review and Approval of Combination Products

Certain of our product candidates are subject to regulation in the U.S. as combination products. If marketed individually, each component would be subject to different regulatory pathways and would require FDA approval of independent marketing applications. A combination product, however, is assigned to a Center within the FDA that will have primary jurisdiction over its regulation based on a determination of the combination product’s primary mode of action, which is the single mode of action that provides the most important therapeutic action. Our ADC candidates are both drug and biologic molecules. Such ADCs are regulated as therapeutic biologics and the FDA’s Center for Drug Evaluation and Research (“CDER”), will have primary jurisdiction over pre-market development. We expect to seek approval of these combination products through a single BLA reviewed by CDER, and we do not expect that the FDA will require a separate marketing authorization for each of the drug and biologic constituents of such products.

Post-Approval Requirements

Any products manufactured or distributed by us or our collaboration partners pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we or our collaboration partners may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other regulations. If our present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us or our collaboration partners to recall a product from distribution, or withdraw approval of the BLA.

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

Regulation of Diagnostic Tests

Certain of our product candidates may require the use of a diagnostic to identify appropriate patient populations that may benefit from our products. These companion diagnostics are medical devices, often in vitro devices, which provide information that is essential for the safe and effective use of a corresponding drug. In the U.S., unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and approval of a premarket approval application (“PMA”). We expect that any companion diagnostic developed for our drug candidates will utilize the PMA pathway.

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

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, introducing government control and other changes to the healthcare system in the U.S.

In March 2010, the U.S. Congress enacted the ACA, which, among other things, included changes to the coverage and payment for drug products under government health care programs.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of two percent (2%) per fiscal year, which will remain in effect through 2031 unless additional Congressional action is taken.

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

The process for determining whether a payer will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payer will pay for the product. A payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the U.S. there is no uniform policy among payers for coverage or reimbursement. Third-party payers often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payer to payer. One third-party payer’s decision to cover a particular medical product or service does not ensure that other payers will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payer separately and will likely be a time-consuming process. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

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

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy, and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows the same structure as in the U.S. It entails satisfactory completion of pre-clinical trials and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of an MAA and granting of an MAA by these authorities before the product can be marketed and sold in the EU.

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

In the EEA, which consists of the 27 Member States of the EU, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related marketing authorization has been granted. A company may submit an MAA either on the basis of the centralized or decentralized procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA's CHMP. The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the European Commission which is responsible for granting a centralized marketing authorization in the form of a binding European Commission decision. If the application is approved, the European Commission grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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

In the EU, innovative medicinal products that are subject to marketing authorization on the basis of a full dossier and do not fall within the scope of the concept of global marketing authorization qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The concept of global marketing authorization prevents the same marketing authorization holder or members of the same group, or companies that have concluded tacit or explicit agreements concerning the marketing of the same medicinal product, from obtaining separate data and market exclusivity periods for medicinal products that contain the same active substance. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. However, the generic product or biosimilar products cannot be marketed in the EU for a further two years thereafter. The overall ten-year period may be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

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

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for trial protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of the 10 years of market exclusivity.

In case an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

●	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization trials and additional monitoring obligations.
●	The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (“GMP”). These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.
●	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU Member State laws.

Regulation and Procedures Governing Approval of Medicinal Products in Japan

In order to market any medical product in Japan, a company must comply with numerous and varying regulatory requirements regarding quality, safety and efficacy in conducting clinical trials, obtaining marketing approval, distributing products and conducting product sales. Japan is a member of the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) and has pharmaceutical law and regulations that are similar in many respects to those of the United States and the EU. These requirements are embodied in the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices (“Pharmaceuticals and Medical Devices Act”) and related cabinet orders, Ministerial ordinances, and guidelines. A Pharmaceutical company that manufactures or markets medical products in Japan is subject to the supervision of the MHLW, primarily under the Pharmaceuticals and Medical Devices Act.

A clinical trial notification needs to be submitted to the PMDA in advance of clinical trial initiation in Japan. The marketing approval from MHLW needs to be obtained before the product can be marketed and sold in the Japanese market. Obtaining marketing approval requires the satisfactory completion of pharmaceutical development, preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medical product for each proposed indication.

A company is required to obtain from the MHLW a marketing license of the appropriate class to conduct the business of marketing or providing medical products that are manufactured (or outsourced to a third party for manufacturing) or imported by such person. Also, to conduct the business of manufacturing medical products which will be marketed in Japan, a company is required to obtain from the MHLW a manufacturing license for each manufacturing site in Japan, and a manufacturing certification in the case of overseas manufacturing.

It is a requirement to obtain marketing approval from the MHLW for the marketing of each medical product. An application for marketing approval must be made through the PMDA with results of quality and nonclinical and clinical studies to show the efficacy and safety of the product candidate. A data compliance review, on-site inspection for good clinical practice, audit and detailed data review for compliance with current good manufacturing practices are undertaken by the PMDA. The application is then discussed by the committees of the Pharmaceutical Affairs and Food Sanitation Council. Based on the results of these reviews, the final decision on approval is made by the MHLW.

If the product is designed for treating certain difficult diseases and those for which the patient population is limited, the applicant may be able to obtain designation as an orphan drug product if it demonstrates unique therapeutic value. There are also expedited programs.

The sponsor must complete a pre-clinical safety evaluation of the investigative product and submit a clinical trial notification, including the clinical trial protocol, to the PMDA in advance of clinical trial initiation in Japan. If the authorities do not raise an issue or comment on the notification application within 14 or 30 days, the sponsor may proceed to conclude a clinical trial agreement with the site and commence the clinical trial. Any changes to the trial protocol or other information submitted must be cleared by the IRB and when protocol is changed substantially, the clinical trial notification needs to be resubmitted.

The data from clinical trials and other pertinent data, which must be attached for an application for marketing approval, must be obtained in compliance with the standards established by the MHLW, such as the ICH Good Clinical Practice Guideline and cGCPs stipulated by the ministerial ordinances of the MHLW. Medicines used in clinical trials must be manufactured in accordance with Japan’s cGMPs.

If the sponsor of the clinical trial is not an entity within Japan, it must appoint a domestic entity to act as its agent and carry out obligations on the overseas sponsor’s behalf. The sponsor must hold a clinical trial insurance policy, and in accordance with industry practice, should establish a compensation policy for the injuries from the trial.

Non-clinical studies performed to demonstrate the safety of new chemical or biological substance must be conducted in compliance with the principles of Japanese cGLPs, which reflect the Organization for Economic Co-operation and Development (“OECD”) requirements. Currently, Japan, the EU and U.K. have a mutual recognition agreement for cGLPs, and data generated compliant with EU requirements will be accepted by the Japanese authorities. There is no similar agreement with the United States, but this is not a significant issue because of the OECD arrangement.

A marketing license-holder that has obtained marketing approval for a new pharmaceutical must have that pharmaceutical re-examined by the PMDA for a specified period after receiving marketing approval. Such re-examination period for EPKINLY is stated to be eight (8) years after the marketing approval in September 2023. The purpose of this re-examination process is to ensure the safety and efficacy of a newly approved pharmaceutical by imposing on the marketing license-holder the obligation to gather clinical data for a certain period after the marketing approval was granted in order for the PMDA to have the opportunity to re-examine the product. Results of use and other pertinent data must be attached for an application for a re-examination. A marketing license holder that has obtained marketing approval is also required to investigate, among other things, the results of use and to periodically report to the PMDA pursuant to the Pharmaceuticals and Medical Devices Act.

The MHLW may require additional post-approval studies (Phase IV) for some specific cases, to further evaluate safety and/or to gather information on the use of the product under specified conditions.

In Japan, public medical insurance systems cover the entire Japanese population. The public medical insurance system, however, does not cover any medical product which is not listed on the National Health Insurance (“NHI”) price list published by the Minister of the MHLW. Accordingly, a marketing license-holder of medical products must first have a new medical product listed on the NHI price list in order to obtain its coverage under the public medical insurance system. The NHI price list listed EPKINLY in November 2023.

The NHI price of a medical product is determined either by price comparison of comparable medical products with necessary adjustments for innovativeness, usefulness or size of the market; or, in the absence of comparable medical products, by the cost calculation method, determined after considering the opinion of the manufacturer. Prices on the NHI price list are subject to revision, generally once every year, on the basis of the actual prices at which the medical products are purchased by medical institutions from wholesalers.

C.   Organizational Structure

Genmab A/S holds investments either directly or indirectly in the following subsidiaries: Genmab B.V. (Utrecht, the Netherlands), Genmab Holding B.V. (Utrecht, the Netherlands), Genmab US, Inc. (New Jersey, USA) and Genmab K.K. (Tokyo, Japan). These subsidiaries perform certain research and development, selling, general and administrative, and management activities on behalf of Genmab A/S.

D.   Property And Equipment

The following table specifies our leased facilities and their related activities:

Location	Use of facility	Area (in square feet)	Lease expiry date
Valby, Denmark	Corporate headquarters	174,829	February, 2038
Ballerup, Denmark	Office and laboratory space	21,387	June, 2026
Utrecht, Netherlands	Office, laboratory, and pre-clinical development space	90,061	May, 2032
Zeist, Netherlands	Office, laboratory, and pre-clinical development space	41,437	December, 2025
Utrecht, Netherlands	Office, laboratory, and pre-clinical development space	59,352	June, 2032
Utrecht, Netherlands	Office, laboratory, and pre-clinical development space	61,795	April, 2032
Plainsboro, NJ, USA	Office and laboratory space	135,136	August, 2031
Tokyo, Japan	Office space	17,656	February, 2026

We believe that our existing facilities are adequate to meet our current needs and that suitable additional or alternative facilities will be available in the future on commercially reasonable terms to meet our future needs.

See Note 3.2 “Property and Equipment” in our Audited Financial Statements for additional details regarding our property and equipment, and other capital expenditures.

ITEM 4A   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address unmet medical needs and improve treatment outcomes for patients with cancer and other serious diseases. Our goal in building our pipeline is to retain at least 50% of product rights in selected programs and in geographic areas where we believe we will be able to maximize their value; we consider such products to be our own proprietary products. Our pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and ADCs. We currently have nine proprietary products or product candidates in active clinical development. Our commercial products are tisotumab vedotin, marketed as Tivdak and epcoritamab, marketed as EPKINLY in the U.S. and Japan and TEPKINLY in Europe and the UK. In addition to our marketed products and clinical product candidates, we have multiple in-house and partnered pre-clinical programs.

To develop and deliver novel therapies to patients, we have formed strategic collaborations with biotechnology and pharmaceutical companies. We selectively enter into collaborations with other biotechnology and pharmaceutical companies that build our network in the biotechnology space and give us access to complementary technologies or products that move us closer to achieving our vision and fulfilling our core purpose. In addition to our own pipeline of product candidates, our innovation and proprietary technology are applied in the pipelines of third-party companies. These companies are running clinical development programs with antibodies created by us or created using our DuoBody bispecific antibody technology. The programs run from Phase I development to approved medicines. Under the agreements for these products, we are entitled to certain potential milestones and royalties. There are currently six approved products being developed by third-party companies: daratumumab, marketed by Janssen as DARZALEX (IV formulation) and DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the U.S., Europe, Japan and certain other territories for the treatment of certain indications of MM and AL amyloidosis; amivantamab, marketed in the U.S., Europe and certain other territories as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic NSCLC with EGFR exon 20 insertion mutations; teclistamab, marketed in the U.S. and Europe as TECVAYLI for the treatment of certain adult patients with R/R MM; SC ofatumumab, marketed in the U.S., Europe, Japan and certain other territories as Kesimpta by Novartis for the treatment of RMS and teprotumumab, marketed in the U.S. as TEPEZZA by Amgen for the treatment of TED.

For our proprietary commercial products EPKINLY and Tivdak, our commercialization rights and related revenues and expenses vary by jurisdiction as further described below:

●	EPKINLY collaboration with AbbVie. Genmab shares commercial responsibilities for epcoritamab, marketed as EPKINLY, with AbbVie in the U.S. and Japan, while AbbVie is responsible for global commercialization outside of the U.S. and Japan. We are the principal for net sales of EPKINLY in the U.S. and Japan and therefore record such sales as net product sales. In the U.S. and Japan, we share with AbbVie 50% of such sales and related cost of product sales and these amounts are classified as cost of product sales. We and AbbVie are each responsible for 50% of the aggregate research and development and sales and marketing costs of EPKINLY in the U.S. and Japan, and we classify our share of such costs in research and development and selling, general and administrative expenses, respectively. We are entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan, subject to certain royalty reductions.
●	Tivdak collaboration with Pfizer. Genmab is co-promoting tisotumab vedotin, marketed as Tivdak, in the U.S. with Pfizer, with Pfizer recording U.S. sales and Genmab receiving a 50% share of profit on such sales. Genmab is co-promoting tisotumab vedotin, marketed as Tivdak, in the U.S., and we will lead commercial operational activities and record sales in Japan, when approved, while Pfizer will lead operational commercial activities in the U.S., and in Europe and China, when approved, with a 50:50 profit split in those markets. In all other markets, if any, Pfizer will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties.

Our results of operations have been, and we expect them to continue to be, affected by our collaboration with Janssen for the development and commercialization of daratumumab. Since inception, we have funded our operating requirements primarily through proceeds from equity financing and milestone payments and royalties from our collaboration partners. We expect to continue to fund a significant portion of our development expenses for our proprietary product candidates as well as our planned commercialization activities with funds received from royalties and milestone payments from our collaboration partners.

For a description of certain of our product and technology collaborations including relevant royalty tiers, milestones and expense sharing provisions, please refer to “Item 4.B—Business Overview—Product and Technology Collaborations”.

Key Components of Our Results and Related Trends

Revenues

Our revenues are currently comprised of royalties, milestone revenue, reimbursement revenue, collaboration revenue, license fees, and net product sales. Royalty revenue from licenses is based on third-party sales of licensed products. Milestone revenue is typically related to reaching particular stages in product development, regulatory approval or a certain level of net sales. Reimbursement revenue is mainly comprised of the reimbursement of certain research and development expenses related to the development work under our collaboration agreements. Collaboration revenue reflects profit sharing arrangements for the sale of commercial products by our collaboration partners. License fees are non-refundable, upfront fees for our intellectual property received from our collaboration partners. Net product sales represent sales of products when Genmab is determined to be the principal in sales to the end customers.

The majority of our revenue is recognized from our collaboration partners under our collaboration agreements. In particular, our ability to generate revenue significantly depends on the success of Janssen’s continued ability to effectively maintain and grow sales of DARZALEX for its approved indications, expand its indications, and successfully compete with existing and potential new investigational agents and technologies that are currently being marketed or studied for the same indications as DARZALEX. In addition, the royalties payable by Janssen are limited in time. Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent (as defined in the agreement) covering daratumumab in such country. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. Our patents do not begin to expire until March 2026. The issued U.S., European and Japanese patents, including relevant patent term extensions (“PTE”) and supplementary protection certificates (“SPC”), expire in late 2020s and early 2030s. We have also received, and in the future may from time to time receive, revenues from milestones and other payments relating to our collaborations.

In addition to revenue recognized from our collaboration partners, we also record revenue for sales of our proprietary commercial products. Epcoritamab was approved by the U.S. FDA and Japan MHLW in May 2023 and September 2023, respectively, and is marketed in the U.S. and Japan under the tradename EPKINLY. Our net product sales derive solely from EPKINLY. Tisotumab vedotin was approved by the U.S. FDA in September 2021, and is currently marketed in the U.S. as Tivdak. Pfizer records net product sales in the U.S. and shares 50% of the profit of such sales with us. Our ability to generate revenue from our proprietary commercial products, including EPKINLY and Tivdak, depends on the commercial potential of such products as well as our ability to successfully commercialize them.

Our ability to generate revenue from our proprietary and partnered product candidates depends on our and our collaboration partners’ ability to successfully complete clinical trials for our product candidates and receive regulatory approvals, which could impact the commercial potential of such products and our potential to receive milestone payments, royalties, net sales and other revenues for these products in the future.

Our reported revenue is affected by the translation of royalties and other income denominated in foreign currencies—primarily U.S. dollars—into Danish kroner as our reporting currency.

For more information on our revenues, including for the breakdown of our revenues by type, collaboration partner and product, see Note 2.1 of our Annual Financial Statements included in this Annual Report.

Cost of Product Sales

Cost of product sales includes direct and indirect costs relating to the manufacture of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Cost of product sales also includes profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. For the year ended December 31, 2023, the only profit-sharing amounts recorded as cost of product sales relate to 50:50 sharing of sales and related cost of product sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

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

Major components of the external costs are fees and other costs paid to CROs in conjunction with preclinical trials and the performance of clinical trials, milestone payments for in-licensed technology, as well as fees paid to CMOs in conjunction with the production of clinical compounds, drug substances and drugs. This includes (i) antibody clinical material for use in clinical trials and (ii) preparation for production of process validation batches for potential future regulatory submissions and related activities. These costs are expensed as incurred, because they do not qualify to be capitalized as inventory under IFRS Accounting Standards since the technical feasibility of the materials is not proven and no alternative use for them exists in the absence of marketing approval. Research and development expenses include amortization of intangible assets only in connection with licenses and rights we have acquired and capitalized. We do not capitalize intellectual property generated through our internal development activities. We expect to incur higher research and development expenses in future periods, including increasing costs for clinical trials and manufacturing as our proprietary product candidates advance in clinical development and we increase the number of product candidates under active clinical development. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including timing due to regulatory approvals and enrollment of patients in clinical trials. See ‘‘Item 5.B—Liquidity and Capital Resources’’ below.

Our selling, general and administrative expenses consist primarily of wages and salaries for personnel other than research and development staff. Also included are expenses related to pre-launch commercialization activities, depreciation, amortization and impairment of property and equipment, to the extent such expenses are related to the administrative functions, and co-promotion expenses related to commercial sales of Tivdak in the U.S. in accordance with our Joint Commercialization Agreement with Pfizer. Lastly, selling, general and administrative expenses include our 50% share of the aggregate costs incurred by us and AbbVie in relation to sales and commercialization of EPKINLY in the U.S. and Japan. We expect our selling, general and administrative expenses to increase over the next few years as we continue to expand our commercialization capabilities in a number of jurisdictions. Such expenses may also increase over time as a result of inflation and other factors.

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

Our ongoing research and development and, increasingly, commercialization activities will require substantial amounts of capital and may not ultimately be successful. Over the next several years, we expect that we will continue to incur substantial expenses, primarily as a result of activities related to the continued development of our proprietary pipeline and developing our commercial capabilities. Our proprietary product candidates will require significant further development, financial resources and personnel to pursue and obtain regulatory approval and develop them into commercially viable products, if they are approved and commercialized at all. Our commitment of resources to the research and continued development of our product candidates and expansion of our proprietary pipeline will likely result in our operating expenses increasing and/or fluctuating as a result of such activities in future periods. We may also incur significant milestone payment obligations to certain of our licensors as our product candidates progress through clinical trials towards potential commercialization.

Results of Operations

Financial Results for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022 and Financial Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The information on pages 52-58 in our Annual Report 2023 under the heading “Financial Review” is incorporated herein by reference.

Significant Accounting Policies

The information in Note 1.1 to our Audited Financial Statements included in our Annual Report 2023 is incorporated herein by reference.

Implementation of New and Revised Standards and Interpretations

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2023 is incorporated herein by reference.

Standards and Interpretations Not Yet in Effect

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2023 is incorporated herein by reference.

B.    Liquidity and Capital Resources

The information on page 57 in our Annual Report 2023 under the heading “Liquidity and Capital Resources” is incorporated herein by reference.

The description of our lease obligations in Note 3.3 to our Audited Financial Statements included in our Annual Report 2023 is incorporated herein by reference.

The description of our short-term contractual obligations related to a number of agreements, primarily related to research and development activities, in Note 5.3 to our Audited Financial Statements included in our Annual Report 2023 is incorporated herein by reference.

The description of our contingent commitments under our license and collaboration agreements that may become due for future payments in Note 5.3 to our Audited Financial Statements included in our Annual Report 2023 is incorporated herein by reference. The contingent commitments entail uncertainties regarding the period in which payments are due because these obligations are dependent on milestone achievements, most of which are not expected to be incurred within the next five years.

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Executive Management

The following table sets forth the name, age and position of each member of our Board of Directors (“Board”) members as of the date of this Annual Report on Form 20-F. Our Board consists of six members elected by our shareholders at the general meeting (“Shareholder Elected Members” and each, a “Shareholder Elected Member”), and three members elected by our employees (“Employee Elected Members” and each, an “Employee Elected Member”). Shareholder Elected Members are elected by our shareholders every year and Employee Elected Members are elected by our employees every third year. The terms of office of the Shareholder Elected Members expire in 2024 and the terms of office of the Employee Elected Members expire in 2025. All members of the Board, however elected, are eligible for re-election.

The business address of our directors is our registered office address at c/o Genmab A/S, Carl Jacobsens Vej 30, 2500 Valby, Denmark.

Name of Board Member	Age	Position(s)
Deirdre P. Connelly	63	Chair (independent, Shareholder Elected)
Pernille Erenbjerg	56	Deputy Chair (independent, Shareholder Elected)
Anders Gersel Pedersen	72	Board member (non-independent, Shareholder Elected)
Paolo Paoletti	73	Board member (independent, Shareholder Elected)
Rolf Hoffmann	64	Board member (independent, Shareholder Elected)
Elizabeth O’Farrell	59	Board member (independent, Shareholder Elected)
Takahiro Hamatani	49	Board member (non-independent, Employee Elected)
Martin Schultz	48	Board member (non-independent, Employee Elected)
Mijke Zachariasse	50	Board member (non-independent, Employee Elected)

The following is a brief summary of the business experience of our Board members:

Deirdre P. Connelly was elected to the Board in 2017 and currently acts as Chair of the Board and as the Chair of the Nominating and Corporate Governance Committee. She is a member of the Audit and Finance Committee and Compensation Committee. Ms. Connelly has more than 30 years’ experience as a corporate leader and board member in publicly traded companies with global operations. She has knowledge and experience with business turnaround and product development, including the launch of new pharmaceutical drugs. As a former HR executive, Ms. Connelly also has experience in corporate culture transformation, talent development and managing large organizations. She furthermore has significant experience with the development of governance and ESG responsibilities from various leadership roles and as a board member. Ms. Connelly was formerly the President of North America Pharmaceuticals for GlaxoSmithKline plc from 2009 to 2015 and currently serves on the Board of Directors of the Lincoln Financial Corporation where she is Chair of the Corporate Governance Committee and a member of the Audit Committee. She also serves on the Board of Directors at Macy’s, Inc. where she is Chair of the Nominating and Governance Committee and a member of the Compensation and Management Development Committee. Prior to her time at GlaxoSmithKline plc, she spent 26 years with Eli Lilly and Company from 1984 to 2009, which included tenures as President of U.S. Eli Lilly and Company and Vice President of Human Resources and President of Global Women’s Health. She holds a bachelor’s degree in Economics and Marketing from Lycoming University and is a graduate of Harvard University’s Advanced Management Program.

Pernille Erenbjerg was elected to the Board in 2015 and currently acts as Deputy Chair of the Board and as the Chair of the Audit and Finance Committee and as a member of the Nominating and Corporate Governance Committee. Ms. Erenbjerg has significant expertise in operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation. She has been responsible for major transformation processes, including M&A, in complex organizations. She furthermore has significant IT and cybersecurity expertise and ESG experience from various executive and non-executive positions. Ms. Erenbjerg is a Certified Public Accountant background (no longer practicing) and has comprehensive background within finance, including significant exposure to public and private equity and debt investors. She is former CEO and President of TDC Group A/S. Ms. Erenbjerg is an audit committee financial expert based on her professional experience, including her background within accounting, her service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies. Ms. Erenbjerg previously served as the Group CEO and President of TDC A/S, and prior to that she served as the Group CFO of the same Company. She serves as Deputy Chair of Millicom where she is also Chair of the Compensation Committee. In addition, she is a member of the Board of the RTL Group, where she is also Chair of the Audit Committee, and a member of the Board of GlobalConnect as well as Chair of the Board of KK Wind Solutions. She is formerly a partner at Deloitte Touche Tohmatsu Limited and spent 14 years as a Certified Public Accountant (“CPA”) at Arthur Anderson LLP from 1987 to 2002. Ms. Erenbjerg holds a B.S. and an M.Sc. in Economics from Copenhagen Business School.

Anders Gersel Pedersen was elected to the Board in 2003 and currently serves as the Chair of the Compensation Committee and is a member of the Nominating and Corporate Governance Committee and the Scientific Committee. Dr. Pedersen currently has more than 30 years’ board and management experience in publicly traded, international pharmaceutical and biotech companies. He has significant knowledge and expertise in discovery and development of the product pipeline from preclinical activities to post-launch marketing studies as well as general business experience. Dr. Pedersen furthermore has significant experience with the global pharmaceutical market and knowledge of governance and the development of ESG responsibilities from various leadership roles and as a board member. He serves as the Chair of the Board of Aelis Farma S.A.S., Deputy Chair of the Board of Bavarian Nordic A/S, where he is also a member of the Finance, Risk and Audit Committee and a member of the Science, Technology & Investment Committee. He is a member of the Board of Hansa Biopharma AB, where he is also Chair of the Scientific Committee and a member of the Remuneration Committee, and he is a member of the Board of Bond 2 development 2 GP limited and was formerly the Executive Vice President of Research & Development at H. Lundbeck A/S. Dr. Pedersen holds a medical degree and a doctoral degree in neuro-oncology from University of Copenhagen and a B.S. in Business Administration from Copenhagen Business School. He is a member of the ESMO, the American Society of Clinical Oncology, the Danish Society of Medical Oncology, the Danish Society of Internal Medicine and the International Association for the Study of Lung Cancer.

Paolo Paoletti was elected to the Board in 2015 and currently serves as the Chair of the Scientific Committee and is a member of the Compensation Committee. Dr. Paoletti has significant experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible of the development of several medicines approved globally and the related global commercial strategies. As an executive, he has led cross-functional teams on the development and registration of medicines and has been responsible for all compliance aspects for the R&D organization. Dr. Paoletti has successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S. and in Europe. He furthermore has significant experience with governance from various leadership roles and as a board member. Dr. Paoletti served as President of Oncology at GlaxoSmithKline plc and in various roles at Eli Lilly and Company, including Vice President of Oncology Research. Prior to its acquisition by Takeda, Dr. Paoletti was the CEO of GammaDelta Therapeutics Limited. He is currently a member of the Investment Committee for Apollo Therapeutics Limited and a scientific advisor for 3B Future Health Fund. He was formerly the CEO of Kesios Therapeutics Ltd. from 2015 to 2017 and previously served as a member of the Board of NuCana BioMed Ltd., Psioxus Therapeutics Ltd (renamed Akamis Bio). Dr. Paoletti holds a medical degree from the University of Pisa.

Rolf Hoffmann was elected to the Board in 2017 and is a member of the Audit and Finance Committee and the Scientific Committee. Mr. Hoffmann has more than 30 years’ experience in senior management and as a board member in the life science industry worldwide. He has significant expertise in creating and optimizing commercial opportunities in global markets and has managed large, global companies. Mr. Hoffmann furthermore has knowledge and experience with governance, compliance and organizational efficiency from various management positions as well as a board member. Mr. Hoffmann has held a variety of sales and marketing and executive management positions at Eli Lilly and Company from 1987 to 2004 and served at Amgen Inc. from 2004 to 2016 and is a former Senior Vice President, International Commercial Operations and former Senior Vice President, U.S. Commercial Operations with Amgen. Mr. Hoffmann is currently an adjunct professor of Strategy and Entrepreneurship at the University of North Carolina Business School. He is a member of the Boards of IDT Biologika, Semdor Pharma and Sun Pharmaceutical Industries Ltd. He holds an M.A. in English from the University of Cologne, an MA in Kinesiology from Deutsche Sporthochschule Köln in Cologne, Germany and an MBA from the University of North Carolina at Chapel Hill.

Elizabeth O’Farrell was elected to the Board in 2022 and is a member of the Audit and Finance Committee and the Compensation Committee. Ms. O’Farrell has solid financial experience from her 25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Ms. O’Farrell has significant knowledge and expertise with enacting change in enterprises. In addition to experience at Price Waterhouse and Whipple & Company Corporation, Ms. O’Farrell held various executive management positions at Eli Lilly and Company, including as former Chief Procurement Officer. Ms. O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies. She is Chair of the Board of PDL BioPharma. She is also a member of the Boards of LENSAR, Geron Corporation, and Karius and she is the Chair of the Audit Committee for all three. Ms. O’Farrell holds a degree in accounting as well as an MBA in Management Information Systems from Indiana University, Bloomington and has also served in roles at Price Waterhouse and Whipple & Company Corporation.

Takahiro Hamatani was elected to the Board in 2022. Mr. Hamatani joined Genmab in 2020 and currently serves as Senior Director, Finance Japan. Mr. Hamatani has over 20 years’ experience in the pharmaceutical industry in various roles including finance, sales, marketing and corporate strategy. He has significant expertise in strategic business planning and finance business partnering as well as experience in successful product launches, geographical expansions, and business development deals. He previously worked in International Operations at Takeda supporting commercial operations in North and South Americas and is a Certified Public Accountant in the US. Mr. Hamatani has 24 years of working experience with multiple global pharmaceutical companies including Novartis, Gilead Sciences and Takeda. Mr. Hamatani holds a B.A. in Economics from The University of Tokyo and an MBA from Hitotsubashi ICS. He is also a U.S. CPA.

Martin Schultz was elected to the Board in 2022. Mr. Schultz joined Genmab in 2005 and currently serves as Senior Director, Head of Development Business Partnership & Strategy at Genmab. Mr. Schultz has broad experience within clinical project management with a substantial understanding and knowledge of research and development. He furthermore has specific expertise in project management, strategic sourcing, vendor collaboration, contract and budget governance. For the past several years he has functioned as Clinical Project Leader and has overseen clinical trial budgets across Genmab’s clinical trials. He has also been a member of Genmab’s employee representatives’ group for over 10 years.

Mijke Zachariasse was elected to the Board in 2019. Dr. Zachariasse joined us in 2017 and currently serves as our Vice President, Head of Antibody Research Materials. Dr. Zachariasse has broad experience in people and business management and expertise in the research funding landscape, operational excellence and organizational strategy and change. Prior to joining us, from 2010 to 2017, she was a Research Policy Advisor/Head of the Research Support Office at Utrecht University. From 2008 to 2010, Dr. Zachariasse was Managing Director of the Leiden Institute of Physics. Dr. Zachariasse served as a Programme Officer at the Foundation for Fundamental Research on Matter from 2002 to 2008. She received her Doctorate in Physics from the Technical University of Eindhoven in 2002.

Executive Management

The following table sets forth information with respect to each of the members of our Executive Management, including their respective ages and their positions as of the date of this Annual Report on Form 20-F. The business address of these members of our Executive Management is our registered office address at c/o Genmab A/S, Carl Jacobsens Vej 30, 2500 Valby, Denmark. Effective January 1, 2023, only Jan G. J. van de Winkel and Anthony Pagano are registered with the Danish Business Authority as members of executive management, or registered managers, within the meaning of the Danish Companies Act (“DCA”).

Name of Member of Executive Management	Age	Position(s)
Jan G. J. van de Winkel	62	President and Chief Executive Officer (“CEO”)
Anthony Pagano	46	Executive Vice President and Chief Financial Officer
Judith Klimovsky	67	Executive Vice President and Chief Development Officer
Anthony Mancini	53	Executive Vice President and Chief Operating Officer
Tahamtan Ahmadi	51	Executive Vice President and Chief Medical Officer, Head of Experimental Medicines
Birgitte Stephensen	63	Executive Vice President and Chief Legal Officer
Christopher Cozic	46	Executive Vice President and Chief People Officer
Martine J. van Vugt	53	Executive Vice President and Chief Strategy Officer

The following is a brief summary of the business experience of our Executive Management.

Jan G. J. van de Winkel is our co-founder and served as President, Research & Development and Chief Scientific Officer of the Company until his appointment as President & Chief Executive Officer in 2010. Dr. van de Winkel served as Vice President and Scientific Director of Medarex Europe prior to founding Genmab. Dr. van de Winkel holds a professorship of immunotherapy at Utrecht University. He is Chairman of the Board of Hookipa Pharma Inc. and a member of the Board of LEO Pharma A/S. He holds an M.Sc. and a Ph.D. from the Radboud University of Nijmegen in the Netherlands.

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

Anthony Mancini joined Genmab in March 2020 as Executive Vice President and Chief Operating Officer. Prior to joining Genmab, Mr. Mancini served in a variety of strategic and operational leadership roles over a 24-year career at BMS including the leadership of BMS’ U.S. Innovative Medicines Unit, a cross-functional team of over 1100 people, across multiple therapeutic areas including Immunology & Cardiovascular diseases. He holds a B.Sc. in Biochemistry from the University of Ottawa, Canada, an MBA from Clemson University, South Carolina, USA, and participated in the General Management Program, CEDEP at INSEAD, Fontainebleau, France.

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

Martine J. van Vugt started her professional career with us in 2001 and was appointed Executive Vice President and Chief Strategy Officer in 2023 and is currently responsible for Corporate Strategy, Corporate Development, Business Development and Licensing and Alliance Management. She has been active in business development operations since 2011. From 1998 until joining us in 2001, she studied dendritic cell vaccination therapy as a post-doctoral fellow. Dr. van Vugt holds an M.Sc. from the University of Wageningen and a Ph.D. from Utrecht University. She is a member of the board of directors of Scandion Oncology.

B.   Compensation

Remuneration to the Board includes base board fees, committee fees, and share-based compensation. No member of the Board is entitled to any kind of remuneration upon retirement from his or her position as a member of the Board. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the Board, and we have no obligation to do so. Remuneration to Executive Management includes base salary, defined contribution plans, share-based compensation, annual cash bonuses, and other benefits.

See Note 5.1 to our Audited Financial Statements included in our Annual Report 2023 for details on compensation of our directors in connection with their membership to the Board and our Executive Management in connection with their employment with us.

Genmab A/S’ shareholders have adopted a remuneration policy for the Board of Directors and Executive Management of Genmab A/S (the “Remuneration Policy”).

Certain Executive Management Agreements

Remuneration given to each member of Executive Management, in accordance with their service agreements consists of a base salary, a cash bonus, and RSUs. The maximum bonus opportunity for Dr. van de Winkel is in accordance with the Remuneration Policy and as recommended by the Compensation Committee and approved by the Board in a range of 0 to 150 percent of his annual base salary. The maximum bonus opportunity for other members of our Executive Management is conditional upon the recommendation of the CEO, in an amount between 0 and 90 percent of the individual’s annual base salary, in accordance with the Remuneration Policy and as recommended by the Compensation Committee and approved by the Board; however, any bonus in excess of 100 percent of base salary for

Dr. van de Winkel and 60 percent of base salary for other members of our Executive Management will be deferred into RSUs subject to three years’ vesting in accordance with Genmab’s Remuneration Policy. Each member of Executive Management qualifies for all of our benefit programs, including retirement plans.

Each member of Executive Management can terminate their employment with us by giving a six-month notice. We can terminate their employment with us by giving them a 12-month notice. In the event that we terminate the service agreements without cause, we will be obliged to pay the then existing salary (including all benefits set forth in their respective service agreements) to Dr. van de Winkel for two years, and to other members of Executive Management for one year, after the end of the 12-month notice period.

In the event of a termination by us without cause in connection with a change in control (as defined in the individuals’ service agreements), the notice period will be extended up to 24 months in the first year after the change of control. In addition, we will pay an additional two years of then current salary (including all benefits set forth in his service agreement) to Dr. van de Winkel, and an additional year of then current salary (including all benefits set forth in their respective service agreements) to each other member of Executive Management. Dr. van de Winkel will also receive an amount equal to two times the highest total bonus awarded to him, and other members of Executive Management will each receive an amount equal to the highest total bonus awarded to them, in any year during the term of their respective employment, in each case payable in a lump sum payment on the individual’s last working day.

Other than as set out above, no member of Executive Management is entitled to any kind of remuneration upon termination of employment. We have not granted any loans, issued any guarantees or undertaken any other obligations to do so on behalf of any member of our Executive Management.

For further details on the terms and conditions of the warrants, see “—Warrant Program” below. For further details on the terms and conditions of the RSUs, see “—Restricted Stock Unit Program” below.

Other than as set out above, no exceptional or extraordinary agreements, including agreements regarding bonus schemes, other than ordinary incentive schemes and remuneration of the Executive Management implying financial obligations for us, have been concluded with members of our Executive Management.

Warrant Program

We have established a warrant program (“Warrant Program”) as an incentive for our employees. Warrants are granted by the Board in accordance with authorizations given to it by our shareholders. Warrant grants are subject to the relevant terms of our articles of association and, if applicable, the Remuneration Policy or any incentive guidelines or remuneration principles adopted by the shareholders at the general meeting preceding the Remuneration Policy. Under the terms of the Warrant Program, (i) warrants are granted at an exercise price equal to the share price on the grant date, (ii) the exercise price cannot be fixed at a lower price than the market price at the grant date and (iii) in connection with exercise, the warrants are to be settled with the delivery of our shares.

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2023 for more details of our warrant program, our outstanding warrants and a summary of the holders of such warrants as of December 31, 2023.

Warrant Compensation

During 2023, no members of Executive Management were granted warrants by our Board. Following an amendment to the Remuneration Policy at our 2023 Annual General Meeting, members of Executive Management and members of the Board may only be granted RSUs.

Restricted Stock Unit Program

We have established an RSU program as an incentive for all our employees, members of Executive Management and members of the Board. RSUs are granted and performance vesting criteria, if any, are decided by the Board in its sole discretion. RSUs granted to members of Executive Management and members of the Board are subject to the

Remuneration Policy or any incentive guidelines or remuneration principles adopted by the shareholders at the general meeting preceding the Remuneration Policy.

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2023 for more details of our RSU program, our outstanding RSUs and a summary of the holders of such RSUs as of December 31, 2023.

Restricted Stock Unit Compensation

During 2023, our Board granted the following RSUs to members of our Board and our Executive Management:

Name of Board Member or Executive Management, Position	Award Date	Granted	Share Price at Date of Grant (DKK)
Deirdre P. Connelly, Chair	November 21, 2023	559	2,144
Pernille Erenbjerg, Deputy Chair	November 21, 2023	419	2,144
Anders Gersel Pedersen, Board Member	November 21, 2023	279	2,144
Paolo Paoletti, Board Member	November 21, 2023	279	2,144
Rolf Hoffmann, Board Member	November 21, 2023	279	2,144
Elizabeth O'Farrell, Board Member	November 21, 2023	279	2,144
Mijke Zachariasse, Employee Elected Member	November 21, 2023	279	2,144
Martin Schultz, Employee Elected Member	November 21, 2023	279	2,144
Takahiro Hamatani, Employee Elected Member	November 21, 2023	279	2,144
Jan van de Winkel,	March 29, 2023	20,049	2,594
Chief Executive Officer	February 24, 2023	1,122	2,661
Anthony Pagano,	March 29, 2023	9,531	2,594
Chief Financial Officer	February 24, 2023	328	2,661
Anthony Mancini,	March 29, 2023	10,601	2,594
Chief Operating Officer	February 24, 2023	365	2,661
Judith Klimovsky,	March 29, 2023	10,929	2,594
Chief Development Officer	February 24, 2023	376	2,661
Tahamtan Ahmadi,	March 29, 2023	10,325	2,594
Chief Medical Officer	February 24, 2023	356	2,661
Birgitte Stephensen,	March 29, 2023	4,442	2,594
Chief Legal Officer	February 24, 2023	178	2,661
Christopher Cozic,	March 29, 2023	5,973	2,594
Chief People Officer	February 24, 2023	246	2,661
Martine J. van Vugt, Chief Strategy Officer*	March 29, 2023	1,033	2,594

* Martine J. van Vugt was appointed Executive Vice President and Chief Strategy Officer in March 2023.

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

We have not granted any loans, guarantees, or other commitments to or on behalf of any members of our Board of Directors or Executive Management.

Employment Agreement and Warrant Grants

We have entered into employment agreements with, and issued RSUs and warrants to, our Executive Management. See “—Compensation—Certain Executive Management Agreements” and “—Compensation—Warrant Program” and “—Compensation—Restricted Stock Unit Program” for more information.

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

The Board performs its duties in accordance with the rules of procedure of the Board. The rules of procedure are reviewed and updated by all members of the Board on a regular basis. The Board meets for at least eight scheduled face-to-face, telephonic, videoconference or Teams meetings during the year. During 2023, the Board held 9 meetings in addition to the informal ongoing communication between Board members and our CEO. Our Board may consist of between three and nine Shareholder Elected Members, elected for terms of one year, with the possibility of re-election. In addition, our employees may, pursuant to Danish statutory rules regarding the representation of employees on the Board of Directors and election regulations adopted by the Board, elect employee representatives to the Board, for terms of three years, with possibility of re-election. The employees of the Company have adopted a voluntary program which allows for election of employee representatives from the Company’s directly and indirectly owned subsidiaries. Currently, the Board has three Employee Elected Members, Takahiro Hamatani, Mijke Zachariasse, and Martin Schultz. In total, our Board currently consists of nine Board members (including six Shareholder Elected Members and three Employee Elected Members). The Board elects a chair and deputy chair from among its members. The majority of our Board members are considered to be independent under the corporate governance standards of the Nasdaq Stock Market and Nasdaq Copenhagen.

Management Appointments

Registered managers are appointed by the Board, which sets out the terms and conditions of their employment and the framework for their duties. Registered managers are responsible for our day-to-day management, including all assignments that rest upon them according to the Board and under Danish law, in compliance with the guidelines and directions issued by the Board. Management of our day-to-day operations does not include transactions of an unusual nature or of significant importance, or transactions being outside our business plan, which must be authorized by the Board. Non-registered managers are appointed by the CEO in consultation with the Board of Directors.

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

Audit and Finance Committee

According to the Audit and Finance Committee charter, the Audit and Finance Committee must consist of at least three non-executive Board members, all of whom must be independent. Furthermore, the Chair of the Board shall not be Chair of the Audit and Finance Committee. As of the date of this Annual Report on Form 20-F, the Audit and Finance Committee consists of members Rolf Hoffmann, Elizabeth O’Farrell and Deirdre P. Connelly and is chaired by Pernille Erenbjerg. The Audit and Finance Committee assists the Board with the oversight of the financial reporting process, the effectiveness of internal controls over financial reporting and risk management, the independent audit process and compliance with legal and regulatory requirements, in accordance with the Audit and Finance Committee charter. Each member of the Audit and Finance Committee satisfies the independence requirements of the corporate governance standards of the Nasdaq Stock Market, and both Pernille Erenbjerg and Elizabeth O’Farrell qualify as “audit committee financial experts,” as defined in Nasdaq Rule 5605(c)(2)(A) and Item 407(d)(5)(ii) of Regulation S-K of the SEC and as determined by our Board.

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

Compensation Committee

According to its charter, our Compensation Committee must consist of at least two non-executive directors, appointed by the Board. A majority of the members must be independent. As of the date of this Annual Report on Form 20-F, the Compensation Committee consists of members Paolo Paoletti, Elizabeth O’Farrell and Deirdre P. Connelly and is chaired by Anders Gersel Pedersen. Paolo Paoletti, Elizabeth O’Farrell, and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Stock Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Compensation Committee assists the Board in the areas of compensation of managers and the adoption of policies that concern our compensation programs, including equity-based programs and benefit plans. The Compensation Committee also makes recommendations to the Board regarding specific remuneration packages for each of the members of the Board as well as our registered managers, including pension rights and any compensation payments. The proposed remuneration policy, if adopted by the Board, is subject to the approval of our shareholders at the Annual General Meeting. The Compensation Committee’s primary responsibilities are as follows:

●	reviewing the trends in compensation and the competitiveness of our executive compensation programs to ensure (a) the attraction and retention of registered managers, (b) the motivation of registered managers to achieve our business objectives, and (c) the alignment of the interests of key leadership with the long-term interests of our shareholders;

●	making proposals for the approval of the Board prior to approval by shareholders at the general meeting, on the remuneration policy for members of the Board and the registered managers, including the overall principles of incentive pay schemes, compensation structure and long-term incentive compensation plans and a remuneration policy applicable to the Company in general;
●	reviewing the goals and objectives of our CEO and evaluating his performance to make recommendations concerning CEO compensation; the CEO may not be present during deliberations or voting concerning the CEO’s compensation;
●	overseeing the evaluation of the performance of the Company’s registered managers, and discussing their annual compensation, including salary, bonus, incentive and equity compensation, and the selection of performance measures, the setting of performance targets and the assessment of performance against those targets;
●	reviewing the Company’s policies relating to clawback of incentive awards and confirming that such policies continue to be appropriate;
●	reviewing plans for registered managers’ development and corporate succession plans for registered management;
●	reviewing termination and compensation packages for new registered managers as requested by management;
●	in its sole discretion, retaining, terminating and receiving advice from outside counsel, compensation consultants or other advisors, upon consideration of (i) whether such counsel, consultant or advisor provides other services to the Company and the amount of fees they receive from the Company as a percentage of their total revenue, (ii) the policies of such counsel, consultant or advisor designed to prevent conflicts of interest, (iii) any business or personal relationship of the consultant, counsel or advisor with a member of the Compensation Committee or a member of Executive Management of the Company, and (iv) any ownership of shares in the Company by the consultant, legal counsel or advisor;
●	approving the fees of outside counsel, compensation consultants or other advisors, to be appropriately funded by the Company and directly overseeing the work of such counsel, consultants or advisors; and
●	overseeing that the information in the annual report on the compensation of the Board and registered managers is correct, true and sufficient.

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

Scientific Committee

According to its charter, the Scientific Committee must include at least three non-executive directors, the majority of whom must be independent, with a broad scientific and medical understanding and experience, appointed by the Board. As of the date of this Annual Report on Form 20-F, the Scientific Committee consists of members Anders Gersel Pedersen and Rolf Hoffmann and is chaired by Paolo Paoletti. The Scientific Committee provides input and advises the Board in matters relating to our research and development strategy, including reviewing our pre-clinical and clinical product pipeline in view of our overall strategy and vision. The Scientific Committee’s primary responsibilities include the following:

●	reviewing and discussing our pre-clinical and clinical product portfolio, including the commercial attractiveness and the ranking thereof;

●	reviewing and discussing our research and development strategy and reviewing scientific and technological trends that we believe are of significant importance and providing strategic advice and making recommendations with respect to our ongoing research and development programs;
●	providing advice on external opportunities related to our research and development strategy and pipeline;
●	reviewing the quality of our research and development capacity and its organization, including the product development process; and
●	reviewing and discussing the Company’s intellectual property strategies.

D.   Employees

As of December 31, 2023, we had 2,204 employees; 465 in Denmark, 712 in the Netherlands, 887 in the U.S. and 140 in Japan. Of these employees, 1,541 were engaged in or supported research and development and 663 were in selling, administrative and business-related positions. Each of our employees has signed confidentiality and inventions assignment agreements or has signed employment agreements containing confidentiality and inventions assignment provisions, and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

E.   Share Ownership

For information regarding the share ownership of our directors and members of Executive Management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.   Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of February 14, 2024 by:

●	each person, or group of affiliated persons, known by us to beneficially own equal to or more than 5% of our outstanding shares;
●	each of our directors; and
●	each member of our Executive Management

	Share Beneficial Ownership
		Number of
		Warrants		Fully Diluted
		Exercisable and	Fully Diluted	Percentage of
	Number of Shares	RSUs to be Settled	Number of Shares	Beneficial
Name of Beneficial Owner	Beneficially Owned	Within 60 days	Beneficially Owned	Ownership
5% Shareholders
BlackRock, Inc.(1)			4,513,441	6.80%
Board Members and Executive Management
Deirdre P. Connelly	5,750	—	5,750	0.01%
Pernille Erenbjerg	4,847	—	4,847	0.01%
Anders Gersel Pedersen	9,292	—	9,292	0.01%
Paolo Paoletti	2,090	—	2,090	0.00%
Rolf Hoffmann	3,363	—	3,363	0.01%
Elizabeth O’Farrell	—	—	—	0.00%
Mijke Zachariasse	464	244	708	0.00%
Martin Schultz	175	1,053	1,228	0.00%
Takahiro Hamatani	82	258	340	0.00%
Jan van de Winkel	600,497	59,804	660,301	1.00%
Anthony Pagano	4,568	16,704	21,272	0.03%
Anthony Mancini	2,880	13,238	16,118	0.02%
Judith Klimovsky	8,740	35,800	44,540	0.07%
Tahamtan Ahmadi	3,084	24,603	27,687	0.04%
Birgitte Stephensen	*	*	*	*
Christopher Cozic	*	*	*	*
Martine van Vugt	*	*	*	*
All Board Members and Executive Management as a group (17 persons)	654,647	169,470	824,117	1.25%

(1)	This information is based solely on the Schedule 13G filed by BlackRock, Inc. on February 2, 2024 with the SEC. BlackRock, Inc. does not have different voting rights from other shareholders.

The number of shares beneficially owned by each entity, person or member of our Board of Directors or Executive Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares for which the individual has the right to subscribe within 60 days of February 14, 2024 through the exercise of any options, warrants or other rights. There are 169,470 shares for which our board members and Executive Management as a group have the right to subscribe within 60 days of February 14, 2024 pursuant to the exercise of warrants or settlement of RSUs.

Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person. The percentage of shares beneficially owned is computed on the basis of 66,074,535 shares outstanding as of February 14, 2024. Shares for which a person has the right to subscribe within 60 days of February 14, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We conducted our last beneficial ownership analysis as of July 31, 2023 and we estimated that approximately 46%, or 30 million (including shares in the form of ADSs), of our outstanding shares as of such date were beneficially held by U.S. residents.

B.   Related-Party Transactions

In the year ended December 31, 2023, there were no material related party transactions. The Company has employment agreements with, and has made equity compensation grants to, members of Executive Management in the ordinary course of business. The Company also has remuneration packages for members of the Board of Directors. See “Item 6.B—Compensation” and Note 5.2 to our Audited Financial Statements included in our Annual Report 2023 for details on related party transactions.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18—Financial Statements” which contains our financial statements prepared in accordance with IFRS Accounting Standards .

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

In September 2020, Genmab commenced arbitration against Janssen with respect to two different provisions of our license agreement for daratumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbitration denying both of Genmab’s claims. Genmab did not seek review of the award. On June 9, 2022, Genmab commenced a second arbitration against Janssen under the license agreement, in which Genmab sought additional compensation from Janssen with respect to SC daratumumab based on Genmab’s position that the award in favor of Janssen in the first arbitration was premised on that tribunal’s determination that IV daratumumab and SC daratumumab were separate “Licensed Products” as that term is defined in the license agreement. Genmab’s claim in that second arbitration was denied by the tribunal on April 21, 2023, on the ground that it should have been brought in the first arbitration, and the dismissal was affirmed by an appellate arbitrator on January 23, 2024.

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

B.   Significant Changes

None.

ITEM 9THE OFFER AND LISTING

A.   Offer and Listing Details

Our shares are listed on NASDAQ Copenhagen in Denmark under the symbol “GMAB.” Our ADSs are listed on NASDAQ in the U.S. under the symbol “GMAB.”

B.   Plan of Distribution

Not applicable.

C.   Markets

Our shares have been publicly traded since October 2000 and have been listed on NASDAQ Copenhagen in Denmark since that time.

ADSs representing the shares, as evidenced by ADSs issued by Deutsche Bank Trust Company Americas as the Depository, have been listed on NASDAQ in the U.S. since July 2019.

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

Under the Danish foreign direct investment (“FDI”) Rules, a screening mechanism applies to foreign direct or indirect investments in certain sensitive sectors, if the foreign investor obtains at least 10% ownership or voting rights, or equivalent control by other means. Among such sensitive sectors are companies and entities within critical infrastructure in Denmark that are necessary to maintain or restore the production, registration, distribution, and monitoring of prescription drugs. If a contemplated foreign direct or indirect investment in Genmab A/S is considered to fall within the scope of the mandatory screening mechanism, the foreign investor is required to apply for prior authorization with the Danish Business Authority. If a foreign investor fails to comply with the Danish FDI Rules, the Danish Business Authority may impose restrictions, inter alia, ordering to reverse the investment or to suspend the foreign investor’s voting rights.

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

Material U.S. Federal Income Tax Considerations

General

The following discussion is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the ADSs. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion is based on the Code, and U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), as well as judicial and administrative interpretations thereof as in effect as of the date of this Annual Report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (“IRS”) or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new Treasury Regulations, Code sections, judicial and administrative interpretations or otherwise.

This summary applies only to U.S. Holders (as defined below) that hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

●	banks and other financial institutions;
●	insurance companies;
●	regulated investment companies or real estate investment trusts;
●	dealers or traders in securities or currencies that use a mark-to-market method of accounting;
●	broker-dealers;
●	tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;
●	persons holding the ADSs as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
●	U.S. expatriates;
●	U.S. Holders whose functional currency is not the U.S. dollar;
●	any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;
●	persons who own or are deemed to own, directly or constructively, 10% or more of the total combined voting power of all classes of the Company’s voting stock or 10% or more of the total value of shares of all classes of the Company’s stock;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement;
●	persons who acquire ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding the ADSs in connection with a trade or business conducted outside the U.S.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSS.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the U.S.;
●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends paid on the ADSs may be eligible to be taxed at favorable rates applicable to “qualified dividend income,” provided that (1) the ADSs are readily tradable on an established securities market in the U.S., (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met.

        Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the U.S. if they are listed on the Nasdaq Global Select Market. Our ADSs are readily tradable on the Nasdaq Global Select Market. However, based on existing guidance, it is unclear whether the shares will be considered to be readily tradable on an established securities market in the U.S., because only the ADSs, and not the underlying shares, are listed on a securities market in the U.S. U.S. Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the ADSs.

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

        Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. If any Danish taxes are withheld with respect to dividends paid to a U.S. Holder with respect to the ADSs, subject to certain conditions and limitations provided in the Code and the applicable Treasury Regulations (including those introduced by Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021), such taxes may be treated as non-U.S. taxes eligible for credit against such U.S. Holder’s U.S. federal income tax liability (to the extent not exceeding the withholding rate applicable to the U.S. Holder). A U.S. Holder’s ability to use a foreign tax credit with respect to any such Danish taxes may not be allowed unless such holder elects benefits under an applicable income tax treaty with respect to such tax. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct creditable non-U.S. taxes, including any Danish taxes withheld from dividends on the ADSs, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all non-U.S. taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of Denmark or under an applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends.

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

Passive Foreign Investment Company Considerations

        Based on the current and anticipated value of our assets and the nature and composition of the Company’s income and assets, the Company does not expect to be a PFIC for our current taxable year ending December 31, 2024, or in the foreseeable future. However, PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the active or passive character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the nature or composition of our income or assets, the structure of our operation or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2024, or for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless the U.S. Holder has made a “deemed sale” election under the PFIC Rules when we cease to be a PFIC.

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

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs and proceeds from a sale, exchange, redemption or other taxable disposition of the ADSs made within the U.S. or through certain U.S. related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders of the ADSs should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Taxation of ADS holders considered to be owners of the underlying shares

Danish Tax Resident Individuals

Sale of Shares

Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 61,000 (for cohabiting spouses, a total of DKK 122,000) and at a rate of 42% on share income exceeding DKK 61,000 (for cohabiting spouses over DKK 122,000) (all 2024 amounts and thresholds). The threshold is subject to annual adjustments and includes all share income included in the calculation (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).

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

Non-Danish Tax Resident Individuals

Sale of Shares

        Non-Danish tax resident individuals, including individuals tax resident in the U.S., are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules (see below).

Dividends

Dividends paid on the shares underlying the ADSs to non-Danish tax resident individuals, including individuals tax resident in the U.S., are generally subject to withholding tax at the rate of 27%. No additional tax will be imposed.

It is highly uncertain if the ADS holder is considered the holder of the shares underlying the ADSs. If the ADS holder is considered to be the owner of the shares underlying the ADSs for Danish tax purposes and is the beneficial owner of the dividends paid on the shares, then the ADS holder may in certain circumstances seek a refund of tax withheld on dividends paid on the shares.

If this is the case, and the ADS holder is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to benefits under such tax treaty, the ADS holder may seek a refund from the Danish Tax Agency of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with dozens of countries, including the U.S. and almost all EU member states. The treaty between Denmark and the U.S. generally provides for a 15% tax rate.

Similarly, if the ADS holder for Danish tax purposes is considered the owner of the underlying shares and the beneficial owner of the dividends paid on the shares, Danish domestic tax law provides for a 15% tax rate, if the ADS holder holds less than 10% of the nominal share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the ADS holder is a tax resident outside the EU, it is an additional requirement for application of the 15% tax rate that the ADS holder together with related shareholders holds less than 10% of the share capital of the company.

If the depositary bank is considered the owner of the shares underlying the ADSs for Danish tax purposes, then the depositary bank may potentially in certain circumstances seek a refund of tax withheld on dividends paid on the shares.

Any reduced tax rate according to an applicable tax treaty and/or Danish domestic tax law will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g., 15%), the shareholder must make a claim for such a refund through certain certification procedures.

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

Non-Danish Tax Resident Companies

Sale of Shares

Non-Danish tax resident companies, including companies tax resident in the U.S., are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules (see below).

Dividends

Dividends paid on the shares underlying the ADSs to non-Danish tax resident companies, including companies tax resident in the U.S., are generally subject to withholding tax at the rate of 27%.

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

Further, if the ADS holder for Danish tax purposes is considered the holder of the shares underlying the ADSs, is considered the beneficial owner of dividends paid on the shares, and is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to the benefits under such tax treaty, the ADS holder may seek a refund from the Danish Tax Agency of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with dozens of countries, including the U.S. and almost all EU member states. The treaty between Denmark and the U.S. generally provides for a 15% tax rate.

Similarly, in the event the ADS holder for Danish tax purposes is considered the owner of the underlying shares and the beneficial owner of the dividends paid on the shares, Danish domestic tax law provides for an applicable 15% tax rate, if the ADS holder holds less than 10% of the share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the ADS holder is a tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related shareholders holds less than 10% of the nominal share capital of the company.

If the depositary bank is considered the owner of the shares underlying the ADSs for Danish tax purposes, then the depositary bank may potentially in certain circumstances seek a refund of tax withheld on dividends paid on the shares.

Any reduced tax rate according to an applicable tax treaty (and/or the 15% tax rate provided for under Danish domestic tax law) will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g., 15%), the shareholder must make a claim for such a refund through certain certification procedures.

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

Non-Danish tax resident ADS holder individuals and companies

Gains and losses

Non-Danish tax resident individuals and companies, including individuals and companies tax resident in the U.S., are generally not taxed in Denmark on gains realized on financial contracts, subject to certain anti-avoidance rules (see below).

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Copies of this Annual Report on Form 20-F, as well as our Annual Report 2023, which includes our Audited Financial Statements, can be downloaded from the “Investors” page at www.genmab.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I.   Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Our Annual Report 2023 has been furnished to the SEC as Exhibit 99.1(a) to Form 6-K, dated February 14, 2024.

ITEM 11   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

For qualitative and quantitative disclosures about market risks including foreign currency risk, interest rate risk, and credit risk, see Note 4.2 to our Audited Financial Statements included in our Annual Report 2023.

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

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, management, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2023 due to the material weakness in our internal control over financial reporting described below.

Report of Genmab Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to error or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2023, management identified a material weakness in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Company management did not design and maintain effective internal control relating to the recording of royalty revenue, specifically for assessing and accounting for royalty reduction provisions within the Company’s commercial agreements with collaboration partners. While this material weakness did not cause a material misstatement of the Company’s consolidated financial statements for any period, the underlying control deficiency resulted in immaterial errors in reported royalty revenue, current receivables and retained earnings in periods prior to December 31, 2023. This material weakness could result in further misstatements of account balances or disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

Plan for Remediation of Material Weakness in Internal Control Over Financial Reporting

Management is in the process of implementing measures to remediate the underlying cause of this material weakness, which include:

●	Strengthening cross functional communication to identify, catalogue, evaluate and assess all royalty reduction provisions in contracts and ongoing application to financial reporting;

●	Enhancing procedures designed to allow the timely review of existing and new contracts, as well as contract amendments, containing royalty provisions and requiring that appropriate business functions provide a specific approval and periodic internal certification process to facilitate appropriate quarterly accounting including, in particular, royalty reduction provisions; and

●	Enhancing documentation, accountability and training related to the reporting of royalties and royalty reductions and related analysis.

These actions are subject to ongoing review by our management. Although we plan to complete this remediation process as quickly as possible, we cannot, at this time, estimate when such remediation may occur and our initiatives may not prove successful in remediating this material weakness. The identified material weakness in internal control will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. In addition, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weakness, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm as stated in their report which appears on page 124 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, we upgraded our enterprise resource planning system to SAP and updated certain financial processes impacting our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) to align with the upgraded system functionality. In addition, in connection with the commercial launch of EPKINLY, we designed and implemented internal controls related to inventory and order-to-cash processes. Except the foregoing and the remediation efforts described above, there were no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The material weakness noted was not related to the upgrade to SAP.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERTS

Our Audit and Finance Committee consists of members Rolf Hoffmann, Elizabeth O’Farrell, and Deirdre P. Connelly and is chaired by Pernille Erenbjerg. Each member of the Audit and Finance Committee satisfies the independence requirements of the corporate governance standards of the Nasdaq Stock Market. Due to their professional experience, including their service in senior finance leadership positions and as audit committee chairs and members of other public companies, both Pernille Erenbjerg and Elizabeth O’Farrell qualify as “audit committee financial experts,” as defined in Nasdaq Rule 5605(c)(2)(A) and Item 407(d)(5)(ii) of Regulation S-K of the Securities and Exchange Commission, and as determined by our Board of Directors.

ITEM 16B   CODE OF ETHICS

We have adopted a written Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our directors and employees. This document is available on our website (www.genmab.com). The contents of this website are not incorporated by reference into this Annual Report on Form 20-F.

During 2023, we amended our Code of Conduct to update key standards to address the evolution of our commercialization business and expand the scope of data protection and ethical data use practices, as well as add a new standard around Information Technology and Security. The amendments to the Code of Conduct were disclosed on our website. We did not grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of our directors or employees. We expect that any amendments to the current Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

For principal accountant fees and services, see Note 5.4 to our Audited Financial Statements included in our Annual Report 2023.

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

Fees for other services comprise fees billed for other permitted services.

Pre-Approval Policies

The Audit Committee assesses and pre-approves all audit and non-audit services provided by the principal accountant.

ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2023, Genmab made the following purchases of its ordinary shares in connection with covering its obligations under its RSU and warrant programs, as described in “Item 6—Directors, Senior Management and Employees—B. Compensation—Restricted Stock Unit Program.”

Period	Total Number of Shares Purchased	Average Price Paid per Share in DKK	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Share Repurchase Programs
February 23, 2023 - February 28, 2023	42,000	2,657.11	42,000	-
March 1, 2023 - March 31, 2023	178,000	2,537.43	178,000	-
Total	220,000		220,000	-

Share repurchases were conducted pursuant to a share buy-back program providing for the repurchase of up to 220,000 ordinary shares (the “Share Buy-Back Program”), which was announced on February 22, 2023 and expired on March 31, 2023. The Share Buy-Back Program was conducted pursuant to authorization of our shareholders to repurchase up to 500,000 shares with a nominal value of DKK 500,000, given in April 2021, which expires in April 2026 (the “2021 Authorization”). No shares remain to be repurchased under the Share Buy-Back Program, but up to 240,000 shares are authorized for repurchase by the shareholders pursuant to the 2021 Authorization, should additional share buy-back programs be implemented in the future. See “Item 6—Directors, Senior Management and Employees—B. Compensation—Restricted Stock Unit Program” for more details.

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

●	We do not follow the quorum requirements of the Nasdaq Stock Market applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements for general meetings of shareholders.
●	We do not follow the requirements of the Nasdaq Stock Market regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies. The solicitation of proxies is not a generally accepted business practice in Denmark, although it has recently become more common for listed companies to do so. However, a shareholder may be represented at a general meeting by proxy. Unless containing a provision to the contrary, instruments of proxy will be deemed to be in force until revoked in writing by notification to the company. Rather than providing proxy statements, we provide notice prior to convening a general meeting, including an agenda and other relevant documents, to the Danish Business Authority and written notice to all registered shareholders who have so requested.
●	We do not follow the requirements of the Nasdaq Stock Market regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to Danish corporate law and our articles of association, our shareholders have authorized our Board to issue securities, including shares and warrants.
●	We do not follow the requirement of the Nasdaq Stock Market that each member of the Compensation Committee be independent as defined under Nasdaq Listing Rule 5605(a)(2). No such requirement exists pursuant to Danish law. We do not have an independent Compensation Committee within the meaning of the Nasdaq Listing Rules because we consider Anders Gersel Pedersen, a member of the Compensation Committee, to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from Executive Management in connection with his duties as a Compensation Committee member. The charter of the Compensation Committee requires a majority of its members to be independent.
●	We do not follow the requirement of the Nasdaq Stock Market that we have independent director oversight of director nominations as prescribed by Nasdaq Listing Rule 5605(e)(1). No such requirement exists pursuant to Danish law. We do not have independent oversight of director nominations because we consider Anders Gersel Pedersen to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from Executive Management in connection with his duties as a member of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee requires a majority of its members to be independent.
●	We do not follow the requirement of the Nasdaq Stock Market that our independent directors must have regularly scheduled meetings at which only independent directors are present. No such requirement exists pursuant to Danish law. Our directors regularly meet in executive sessions without the participation of management. However, our Employee Elected Directors, who are not independent within the meaning of the Nasdaq Listing Rules, attend these executive sessions.

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K CYBERSECURITY

Overview of Cybersecurity Program and Risk Management

Safeguarding the confidentiality, integrity, and availability of systems, data and applications as well as protecting trade secrets and data privacy is an essential pillar in ensuring the business continuity of Genmab, and complying with regulatory requirements, and maintaining the trust of our patients, employees, shareholders, partners, and other stakeholders. Genmab maintains a comprehensive cybersecurity and data privacy program based on the National Institute of Standards and Technology’s NIST 800 Special Publication Information Security standard (“NIST Standard”) for managing cybersecurity activities, including formulation of global objectives of the cybersecurity program and risk identification and mitigation activities.

Genmab’s Information Security Department, led by the Global Head of Cybersecurity & Information Technology Risk Management, is responsible for administering and annually updating our enterprise-wide information security program. The program includes activities and projects in all five functions (identify, protect, detect, respond, recover) of the NIST standard with the goal of further improving Genmab’s security profile and adapting, where needed, to changes in Genmab’s business strategy and threat environment. Input for the program comes from the annual attack and penetration test, periodic threat landscape and security maturity assessments, as well as requirements of applicable cybersecurity regulations. The Information Security Department is also responsible for a number of global security processes and services that Genmab undertakes, such as the following:

●	proposing and administering information security policies and standards;
●	security awareness training (including the administration of a third-party phishing learning platform, conducting periodic global security awareness events and preparing other learning materials);
●	security risk assessment of new and existing vendors, partners and other third parties with respect to whom a security risk assessment is deemed appropriate;
●	review of new contracts and assessment of the impact of new technologies on security;
●	security incident detection and management;
●	periodic operational security incident exercises, and vulnerability scanning.

We work with consultants and other third-party advisors to perform security services and conduct security assessments and independent audits of the security and resilience of our systems and networks. We have also established a cyber response task force consisting of leaders from Finance, Legal, Compliance, Communications, and Information Technology & Digital (“IT&D”) departments. The task force is responsible for cybersecurity crisis preparedness and the management of cybersecurity crisis situations. This task force regularly leads scenario exercises, which include engagement of all levels of management including members of Genmab’s Executive Committee, to assess Genmab’s resilience capabilities in the event of a cybersecurity crisis.

We have integrated cybersecurity risk management into our overall risk management infrastructure through our enterprise risk management program. The enterprise risk management program, which is overseen by our Global Compliance & Risk Committee (“GCRC”), entails a formal process that seeks to identify, assess, mitigate and manage the risks from both internal and external conditions that could significantly impact the Company and influence our business strategy and performance.

Role of Management

The Global Head of Cybersecurity & Information Technology Risk Management is responsible for information security within Genmab and reports to the Global Head of IT&D. Our current Global Head of Cybersecurity & Information Technology Risk Management has more than 15 years of experience in leading global cybersecurity departments and programs, and our current Global Head of IT&D has more than 20 years of experience in leading, managing and transforming information technology departments, in each case for large, global organizations.

The Global Head of Cybersecurity & Information Technology Risk Management reports the status of the Genmab cybersecurity program, security threats, incidents, and risks quarterly to the GCRC, chaired by Genmab’s CEO and the Senior Vice President, Head of Global Compliance and Risk, and in which members of our Executive Committee participate. The status of risk mitigation actions and newly identified risks are discussed during periodic meetings of the Information Technology Risk Governance Board, consisting of members of the IT&D Leadership Team and chaired by the Global Head of IT&D. Results of security assessments and periodic cyber threat landscape assessments may also be integrated in strategic reports to Genmab’s relevant business leaders and the GCRC when appropriate.

Role of the Board of Directors

The Board of Directors oversees our approach to overall risk management. The board has delegated oversight of cybersecurity strategy and risks to the Audit and Finance Committee. The Audit and Finance Committee is responsible for reviewing Genmab’s cybersecurity strategy and program, including with respect to identification and management of cybersecurity risks and threats. The Global Head of Cybersecurity & IT Risk Management presents an update on the status of the Genmab cybersecurity strategy and program, including strategic priorities, progress made in respect of those priorities and a review of cybersecurity incidents, risks, and threats to the Audit and Finance Committee at least annually. A summary management report on the cybersecurity strategy, program, incidents, risks and threats is presented to the Board of Directors periodically and is supplemented by discussions between the Board of Directors and Audit and Finance Committee

PART III

ITEM 17   FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18   FINANCIAL STATEMENTS

The financial statements required by this item are incorporated herein by reference to pages 75-115 of our Annual Report 2023.

ITEM 19   EXHIBITS

a.	Annual Report

The following pages from our Annual Report 2023, furnished to the SEC as Exhibit 99.1(a) to Form 6-K, dated February 14, 2024 is incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) incorporated by reference from our Annual Report 2023

Financial Review – pages 52-58

Consolidated Financial Statements for the Genmab Group – pages 75-115

Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021 – page 76

Consolidated Balance Sheets as of December 31, 2023 and 2022 – page 77

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 – page 78

Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021 – page 79

Notes to the Consolidated Financial Statements – pages 80-115

b.	Exhibits

Exhibit Index

Exhibit No.	Description	Method of filing
1.1	English translation of Articles of Association of Genmab A/S, as currently in effect	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on January 31, 2024

2.1	Amended and Restated Deposit Agreement	Incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

2.2	Form of American Depositary Receipt	Included in Exhibit 2.1, which is incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

2.3	Description of Securities Registered under Section 12 of the Exchange Act	Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.1†	License Agreement, dated as of August 30, 2012, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.2†	Amendment Number 1 to the License Agreement, dated as of January 31, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.3†	Amendment Number 2 to the License Agreement, dated as of October 10, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.4†	License and Collaboration Agreement, dated as of October 7, 2011, by and between Seagen, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

Exhibit No.	Description	Method of filing
4.5†	Joint Commercialization Agreement dated October 19, 2020 between Genmab A/S and Seagen Inc.	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.6†	Co-development and Collaboration Agreement, dated as of December 19, 2006, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.7†	Amendment Number 1 to the Co-development and Collaboration Agreement, dated as of June 30, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.8†	Amendment Number 2 to the Co-development and Collaboration Agreement, dated as of December 18, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.9†	Amendment Number 3 to the Co-development and Collaboration Agreement, dated as of July 1, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.10†	Amendment Number 4 to the Co-development and Collaboration Agreement, dated as of December 20, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.11†	Novation Agreement, dated as of November 3, 2014, by and among Glaxo Group Limited, Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.12†	Amendment Number 5 to the Co-development and Collaboration Agreement, dated as of January 22, 2018, by and between Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.13†	Amended and Restated Evaluation and Commercialization Agreement, dated as of July 12, 2012, by and among Bristol Myer Squibb Corporation, Medarex, Inc., GenPharm International, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.14†	Collaboration and License Agreement, dated as of June 10, 2020 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.15†	Amendment Number 1 to the Collaboration and License Agreement, dated as of November 8, 2022 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F filed with the SEC on February 22, 2023

8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2023

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2023

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

97	Genmab A/S Dodd-Frank Clawback Policy	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

Exhibit No.	Description	Method of filing
EX-101.INS	Inline XBRL Instance Document	Incorporated by reference to Exhibit 101.INS to the Registrant’s report furnished to the SEC on Form 6-K on February 14, 2024

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document	Incorporated by reference to Exhibit 101.SCH to the Registrant’s report furnished to the SEC on Form 6-K on February 14, 2024

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to Exhibit 101.CAL to the Registrant’s report furnished to the SEC on Form 6-K on February 14, 2024

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to Exhibit 101.DEF to the Registrant’s report furnished to the SEC on Form 6-K on February 14, 2024

EX-101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to Exhibit 101.LAB to the Registrant’s report furnished to the SEC on Form 6-K on February 14, 2024

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to Exhibit 101.PRE to the Registrant’s report furnished to the SEC on Form 6-K on February 14, 2024

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

Dated: February 14, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genmab A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Genmab A/S and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes, as listed in the index appearing under Item 19a (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date as the Company did not design and maintain effective controls to assess and account for royalty revenue reduction provisions within agreements with collaboration partners.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Report of Genmab Management on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue recognition of royalty contracts

As described in Note 2.1 to the consolidated financial statements, the Company recognized DKK 13,705 million in royalty revenue, where revenue is recognized based on net sales by partners. To determine the royalty revenue, the Company uses certain information from the partners, including net sales, which is based on preliminary data shared by the partners and might differ once final data is available. Additionally, the contracts are often complex and determining the royalty percentages involves judgment.

The principal considerations for our determination that performing procedures relating to revenue recognition of royalty contracts is a critical audit matter are the significant estimation uncertainty in inputs to the calculation. Specifically, the partner estimate of net sales involved estimates and could change based on the actual net sales. Additionally, the significant judgments made by management when determining the royalty percentages are based on complex contracts. This in turn led to significant audit effort in performing procedures and evaluating evidence to assess the reasonableness of the estimates of the net sales and high degree of auditor judgments and subjectivity in evaluating royalty percentages. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating and testing management’s process for assessing the net sales provided by the partners and assessing the reasonableness of the judgments in determining the royalty percentages. This included (i) gaining an understanding of the Company’s process around the accounting and reporting for the royalty revenue; (ii) evaluating the reasonableness of management’s judgment regarding determining the royalty percentage; and (iii) evaluating the presentation and disclosure within the consolidated financial statements.

/s/ PricewaterhouseCoopers

Statsautoriseret Revisionspartnerselskab

Hellerup, Denmark

February 14, 2024

We have served as the Company’s auditor since 2001.