Form 20-F
period 2024-12-31
GENMAB A/S
filed 2025-02-12
CIK 1434265

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

66,187,186 Ordinary Shares (including shares underlying American Depositary Shares)

62,804,560 American Depositary Shares

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

Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Genmab A/S statutory Annual Report 2024 (the “Annual Report 2024”), included as Exhibit 99.1(a) to Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 12, 2025. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the incorporated portions of the Annual Report 2024. Items not contained or not specifically referenced within the Annual Report 2024 should not be deemed to be part of this Annual Report on Form 20-F.

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

These forward-looking statements include, but are not limited to, statements about:

●	our expectations regarding sales and net sales, clinical development, regulatory approvals and commercialization of our partnered and proprietary approved products;
●	our expectations with regard to our ability to create and develop additional product candidates and to submit investigational new drug (“IND”) applications and/or clinical trial applications (“CTAs”) for our pre-clinical product candidates;
●	our receipt of future milestone payments and royalties from our collaboration partners, and the expected amount and timing of such payments;
●	our estimates and expectations regarding the potential market size and the size of the patient populations for our products and product candidates;
●	our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development;
●	our expectations regarding the potential advantages of our proprietary technologies over existing antibody technologies and the prospects for our ongoing and future technology collaborations;
●	our plans to expand our translational research platform and the potential benefits of such platform;
●	our expectations with regard to the willingness and ability of our current and future collaboration partners to pursue the development, approval and commercialization of our products and product candidates;
●	our and our collaboration partners’ product discovery, development and commercialization plans with respect to our products and product candidates and our proprietary technologies;

●	our potential to enter into new collaborations;
●	our and our collaboration partners’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;
●	the initiation, timing, progress and results of our pre-clinical trials and clinical trials, and our research and development programs;
●	the timing or likelihood of regulatory filings and approvals for our products and product candidates;
●	our ability to identify, and to negotiate contracts with, suitable contract manufacturing organizations (“CMOs”) and the ability of such CMOs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with current Good Manufacturing Practices (“cGMPs”) (as defined herein);
●	our and our collaboration partners’ ability to identify, and to negotiate contracts with, suitable contract research organizations (“CROs”) and the ability of such CROs to conduct clinical trials on our product candidates in compliance with current Good Clinical Practices (“cGCPs”) (as defined herein);
●	the commercialization and market acceptance of our products and product candidates;
●	our plans to continue to develop our commercialization capabilities;
●	the pricing of and reimbursement for our approved products in existing and additional key markets;
●	the implementation of our business model and strategic plans for our business, products, product candidates and technologies;
●	our ability to operate our business without violating applicable laws and regulations;
●	our and our collaboration partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;
●	the scope of protection we and our collaboration partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;
●	our analysis of potential patent infringement claims and our or our collaboration partners’ rights with respect to such claims;
●	estimates of our future expenses and revenue;
●	our expectations regarding regulatory developments in the United States (“U.S.”), the European Union (“EU”), Japan and other jurisdictions;
●	our ability to effectively manage our anticipated growth;
●	our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;
●	our future financial performance; and

●	developments and projections relating to our competitors and our industry, including competing therapies and technologies.

The forward-looking statements contained herein involve a number of known and unknown risks and uncertainties that could cause our future results, performance, or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our books and records in Danish kroner and report under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the EU (“IFRS Accounting Standards”). Our application of IFRS Accounting Standards results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU. None of the audited consolidated financial statements (the “Audited Financial Statements”) included in our Annual Report 2024 and incorporated by reference into this Annual Report on Form 20-F were prepared in accordance with accounting principles generally accepted in the U.S. We use the symbol “$” to refer to the U.S. dollar, “DKK” to refer to the Danish kroner and the symbol “€” to refer to the Euro herein. While our financial results disclosed herein are presented in Danish kroner, certain amounts paid or payable to or by us under certain of our collaborations are presented in the currencies in which payments under such collaborations are denominated.

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

D.   Risk Factors

Summary

Our business is subject to numerous risks and uncertainties. You should carefully consider these risks and uncertainties when investing in our ordinary shares or American depositary shares (“ADSs”). The principal risks and uncertainties affecting our business include the following:

●	The substantial majority of our revenue comes from royalties on sales of DARZALEX, and our patents underlying these royalties will start to expire in the late 2020s.

●	The launch of a new product or of an existing product in a new indication or territory is subject to a number of risks and uncertainties and may not be successful.

●	Our business and operations have experienced rapid growth that needs to be carefully managed.

●	We may acquire businesses or products, form collaborations or enter into other strategic transactions in the future. We may need to raise additional capital to fund these transactions and we may not realize their benefits.

●	Sales of our products will depend on the degree of market acceptance by physicians, patients, healthcare payers and others in the medical community.

●	We rely on our collaboration partners in many aspects of our business.

●	We rely on third parties to conduct clinical trials.

●	We rely on a limited number of third-party manufacturers for our product supply.

●	Biopharmaceutical product development involves a substantial degree of uncertainty.

●	Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure.

●	Any approval granted for our products or product candidates in the U.S. does not assure approval of such products in Japan and the EU or other foreign jurisdictions.

●	We may be affected by reports of adverse events or safety concerns relating to our products or product candidates.

●	We may face product liability claims related to the use or misuse of our products or technologies.

●	Our business applications and information technology (“IT”) infrastructure, or those of our collaboration partners, contractors or consultants, may fail or suffer cyber security breaches.

●	Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate.
●	Government restrictions on pricing and reimbursement, as well as other healthcare payer cost-containment initiatives, may negatively impact our ability to generate revenue.

●	Even if approved, our products will be subject to extensive post-approval regulation, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

●	Future laws and regulations and changes to existing ones may have an adverse impact on our business.

●	We and our business arrangements with third parties are subject to fraud, abuse and other healthcare laws and regulations.

Risks Related to Our Business and Financial Condition

The substantial majority of our revenue comes from royalties on sales of DARZALEX, and our patents underlying these royalties will start to expire in the late 2020s.

In 2024, royalties and milestone payments from Johnson & Johnson (“J&J”), legal entity Janssen Biotech, Inc., related to daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for subcutaneous (“SC”) administration) for certain indications of multiple myeloma (“MM”) and light-chain (“AL”) amyloidosis, accounted for 65% of our revenue, and we anticipate that DARZALEX will continue to account for a substantial portion of our revenue in the near term. J&J is currently fully responsible for developing and commercializing daratumumab, and all costs associated therewith, and consequently, our revenue and resulting operating profit and near-term prospects are substantially dependent on J&J’s efforts and the success of this collaboration.

The royalties payable to us by J&J are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first U.S., European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively.

We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. J&J owns a separate patent portfolio related to the subcutaneous formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents.

Our issued U.S., European and Japanese patents covering daratumumab, after giving effect to issued U.S., European and Japanese patent term extensions (“PTEs”) and supplementary protection certificates (“SPCs”), expire in 2029, 2031 and begin to expire in 2030, respectively. Assuming constant underlying sales of DARZALEX, we expect that our royalties from sales of DARZALEX will begin to decline materially in 2029 following expiration of our U.S. patent rights on daratumumab. There can be no assurance that we will be able to replace all or any portion of lost DARZALEX royalty revenues through development and commercialization of other products or through acquisitions in a timely manner or at all.

In addition, there can be no assurance that DARZALEX sales will remain at or near current levels or will continue to grow while we remain entitled to royalites. In particular, DARZALEX is subject to intense competition in the MM therapy market. In addition to numerous other U.S Food and Drug Administration (“FDA”) approved treatments for the same indications, we are also aware of several additional investigational agents and technologies that are currently being studied for the treatment of MM, any of which may compete with DARZALEX in the future. If J&J is unable to successfully compete with these or other agents and technologies, DARZALEX sales could decline materially.

Future prospects for daratumumab are subject to the risks outlined below with respect to our other product candidates, including risks related to clinical trials, adverse events, regulatory requirements and approvals, intellectual property matters, competition, manufacturing, pricing, reimbursement and marketing. In addition, future prospects for daratumumab are also subject to the risk that we will be unable to successfully manage our relationship with J&J and other risks described herein that are applicable to all our collaborations.

Our launch of a new product or of an existing product in a new indication or territory is subject to a number of risks and uncertainties and may not be successful.

We are continuing to expand our commercialization capabilities, including sales, distribution and marketing, to allow us to market our own products for the indications and in the geographies we determine would be most effective to create value for patients and our shareholders. The continued commercialization of our existing products could be impaired, and the launch and commercialization of any future products could be delayed or impaired, due to a variety of factors, including supply constraints, delays or challenges in arranging a commercial infrastructure, delays in obtaining or failure to obtain pricing and reimbursement approvals, or other factors, including those described elsewhere herein.

We continue to grow our market-based commercialization operations in existing and additional new markets. Building comprehensive commercialization capabilities requires substantial investment of time and money and significant management focus and resources. We are competing with pharmaceutical and biotechnology companies with established commercialization and marketing capabilities. Without appropriate leveraging of our internal existing team or the support of third parties, we may be unable to compete successfully against these more established companies as we expand into new territories. In addition, we may be unable to develop productive relationships with local medical experts, patients and other key stakeholders or may face barriers due to cultural or regulatory differences. We also compete for staffing with transnational and local pharmaceutical and biotechnology firms and local medical, healthcare and research organizations. Accordingly, there can be no assurance that our efforts to build and expand comprehensive commercialization capabilities will be successful in an acceptable time frame, without disproportionately substantial expenses or at all.

Even if more of our proprietary product candidates obtains regulatory approval, we may determine that commercializing such product candidates ourselves would not be the most effective way to create value for our shareholders. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. We are also subject to extensive and costly government regulation and are required to obtain and maintain governmental approvals in order to successfully commercialize our products. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on our financial condition, results of operations and future growth prospects.

Our business and operations have experienced rapid growth that needs to be carefully managed.

We have experienced rapid growth over the last several years, and we anticipate further growth as our pipeline advances and we further commercialize our products. Since 2019 Genmab has grown from 548 employees to 2,682 at the end of 2024. In 2019 there were 12 active industry sponsored clinical trials for Genmab proprietary products, which are those owned at least 50% by Genmab. By the end of 2024, this number had nearly tripled to 32, including seven Phase III trials. Such growth has put significant demands on our management and infrastructure, including new operational and financial systems, expanding commercial capabilities, as well as extended manufacturing and commercial outsourcing arrangements. Our success will depend in part upon our ability to manage this growth effectively, including by maintaining our collaborative culture. As we continue to grow, we must continuously improve our operational, financial and management controls and our reporting systems and procedures. We must ensure that our policies and procedures evolve to reflect our dynamic operating model and implementation of financial systems. We must also continue to effectively retain existing employees and to attract, hire, train and retain new employees. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may acquire businesses or products, form collaborations or enter into other strategic transactions in the future, but we may not realize their benefits, and we may need to raise additional capital to fund these transactions.

Should attractive opportunities arise, we may acquire companies or technologies, form collaborations or enter into other strategic transactions that facilitate our access to new products, research projects or geographical areas, or that enable us to achieve synergies with our existing operations. However, we may not be able to identify appropriate targets, make acquisitions or form collaborations under satisfactory financial and other conditions. If we acquire or enter into collaborations or other strategic transactions with businesses, we may not be able to realize the benefits of such acquisitions or collaborations, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, receiving regulatory approval for, manufacturing and marketing any new products resulting from such acquisitions, collaborations or transactions. The inability to achieve the expected synergies of any such transaction could have a material adverse effect on our business, financial condition, results of operations and future growth prospects and our investors’ ability to realize on their investments.

In addition, we may need to seek additional funds to finance such transactions, and we may be unable to obtain financing on favorable terms, in a timely manner or at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the U.S. and worldwide resulting from factors that include but are not limited to, inflation, wars and geopolitical conflicts and tensions, including the conflict between Russia and Ukraine and conflicts in the Middle East, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about economic stability, increases in interest rates and potential for economic recession. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we are unable to raise capital or if the cost is prohibitively expensive, we may need to finance transactions using cash and cash equivalents and marketable securities that could otherwise be allocated to other purposes in the context of our existing operations, and in hindsight our allocation decisions may not be optimal.

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

Most of our financial transactions are made in Danish kroner, U.S. dollars and Euro. As our reporting currency is Danish kroner, we experience exchange rate risk with respect to our holdings and transactions denominated in currencies other than Danish kroner. Our U.S. dollar currency exposure is mainly related to cash deposits, marketable securities, and receivables related to our collaborations with J&J, AbbVie Inc. (“AbbVie”), and F. Hoffmann-La Roche AG (“Roche”). In addition, our reported revenue is affected by the translation of milestone payments, royalties and other income denominated in foreign currencies, primarily U.S. dollars, into DKK as our reporting currency.

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

We are subject to risks as a result of our multinational operations.

We, our collaborators and third-party partners operate in many jurisdictions around the world and as a result could be adversely affected by risks and uncertainties associated with such multinational operations, including, among others: capital and exchange controls; local and global economic conditions including inflation, recession, volatility and/or lack of liquidity in capital markets; expropriation and other restrictive government actions; actual or threatened trade restrictions or tariffs; trade regulations; tax laws and regulations; and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil tensions, unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and their economic consequences; geopolitical instability; terrorist activity; unstable governments and legal systems; and inter-governmental disputes and tensions. Some emerging market countries may be particularly vulnerable to periods of financial, economic or political instability, weakening of the rule of law, or significant currency fluctuations. Local economic and political conditions may adversely affect our distributors, customers, suppliers, collaborators and service providers, and their ability to perform their obligations under agreements with us.

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

In addition, our reliance on our collaboration partners subjects us to a number of additional risks, including the following:

●	our collaboration partners have significant discretion regarding whether and on what timeline to pursue planned activities;
●	we cannot control the quantity and nature of the resources our collaboration partners may devote to the development, commercialization, marketing and distribution of products or product candidates;
●	our collaboration partners may not develop products generated using our antibody technology as expected;
●	disputes between us and our collaboration partners may delay or terminate the research, development or commercialization of the applicable products and product candidates or result in costly litigation or arbitration that diverts management’s attention and resources, such our arbitration with J&J in connection with the collaboration agreement for DAZALEX, which concluded in January 2024, as further described in “Item 8 – Financial Information - Legal Proceedings”;
●	with respect to collaborations under which we have an active role, we and our collaboration partners may have differing opinions or priorities, or we may encounter challenges in joint decision making, which may delay or terminate the research, development or commercialization of the applicable products and product candidates;
●	we may not receive milestone payments from our collaboration partners, at the expected time or at all, if our collaboration partners do not achieve future milestones or if we and our collaboration partners disagree about whether a milestone has been reached;
●	our collaboration partners may require, terminate or repeat clinical trials or require a new formulation of a product candidate for clinical testing, or may abandon a product candidate;
●	our relationships with our collaboration partners may divert significant time and effort of our scientific staff and management team;
●	our collaboration partners may be subject to regulatory sanctions that could adversely affect the development, approval or commercialization of the applicable products or product candidates;
●	our collaboration partners may not properly maintain or defend relevant intellectual property rights, or may infringe the intellectual property rights of third parties, or may use our or third parties’ proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

●	our collaboration partners may develop competing products, therapeutic approaches or technologies;
●	business combinations, financial difficulties, strategic transactions, or significant changes in a collaboration partner’s business strategy or as a result of changes in political or economic conditions, may adversely affect that collaboration partner’s willingness or ability to continue to pursue our products or product candidates and make payments under collaboration agreements to us when due; and
●	our collaborations may be terminated, breached, or allowed to expire, or our collaboration partners may reduce the scope of our agreements with them.

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

To ultimately be successful, our antibody products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. J&J is responsible for the manufacture of daratumumab, amivantamab, teclistamab and talquetamab. Novartis International AG (“Novartis”) is responsible for the manufacture of ofatumumab, Amgen Inc. (“Amgen”) is responsible for the manufacture of teprotumumab, AbbVie is responsible for the manufacturing of epcoritamab, and Pfizer Inc. (“Pfizer”) is responsible for the manufacturing of tisotumab vedotin.

For the product candidates we are entirely responsible for manufacturing, we currently rely on a limited number of CMOs and specific sites at those CMOs to manufacture and supply large quantities of our product candidates. We expect to negotiate contracts for commercial production on a product-by-product basis for products that we choose to commercialize on terms that make us responsible for manufacturing.

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

We could also encounter difficulties, delays or inefficiencies in our supply chain, product manufacturing and distribution networks, as well as sales or marketing, due to regulatory actions, shut-downs, work stoppages or strikes, approval delays, withdrawals, recalls, penalties, supply disruptions, shortages or stock-outs at our facilities or third-party facilities that we rely on, reputational harm, the impact to our facilities due to health pandemics or natural or man-made disasters.

Lastly, CMOs, especially those located in non-U.S. countries, may be subject to or affected by various U.S. legislation, executive orders, regulations, or investigations targeting certain development or economic activities involving those countries. This includes, but is not limited to, the proposed BIOSECURE Act, the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and U.S. Government-Related Data by Countries of Concern, sanctions, trade restrictions, and other U.S. and international regulatory requirements. These factors could increase costs, reduce the supply of available materials, delay procurement or clinical trials, hinder our ability to secure significant government commitments for potential therapies, and adversely affect our financial condition and business prospects.

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

We are exposed to the risk of fraud or other misconduct by our employees and collaboration partners. Misconduct by our collaboration partners, vendors or suppliers could include intentional failures to comply with legal requirements or the requirements of the FDA, the EMA and other comparable regulatory authorities; failure to provide accurate information to applicable government authorities; failure to comply with fraud and abuse and other healthcare laws and regulations in the U.S., the EU and other jurisdictions; failure to comply with the Foreign Corrupt Practices Act (“FCPA”) and other applicable anti-bribery laws; failure to report financial information or data accurately; or failure to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, bribery and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Our collaboration agreements include provisions regarding regulatory compliance, but it is not always possible to identify and deter misconduct, and the precautions we and our collaboration partners take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

Our product pipeline currently includes twelve proprietary products and product candidates. There are also ongoing clinical trials for daratumumab, amivantamab, teclistamab and talquetamab by J&J, ofatumumab by Novartis and teprotumumab by Amgen, and three additional product candidates being developed by our collaboration partners. Many of our current product candidates are in relatively early stages of development, and all of our product candidates will require significant further development, financial resources and personnel to obtain regulatory approval and develop them into commercially viable products, if at all.

Due to the uncertain, time-consuming and costly clinical development and regulatory approval process, we or our collaboration partners may not successfully develop any of our product candidates, or we or our collaboration partners may choose to discontinue the development or co-development of product candidates for a variety of reasons, including due to safety, risk versus benefit profile, exclusivity, competitive landscape, commercialization potential, production limitations or prioritization of our or our collaboration partners’ resources. In addition, our research programs may initially show promise in identifying potential product candidates yet fail to yield product candidates suitable for clinical development or commercialization. Likewise, we and our collaboration partners have to make decisions about which clinical stage and pre-clinical product candidates to develop and advance. As one example among others, in October 2024, we decided to discontinue the DuoBody-CD3xB7H4 (GEN1047), DuoBody-CD3xCD30 (GEN3017) and

GEN1056 programs due to strategic evaluation within the context of our portfolio. We may not have the resources to invest in all of our current product candidates, or clinical data and other development considerations may not support the advancement of one or more product candidates. Decision-making about which product candidates to prioritize involves inherent uncertainty, and our and our collaboration partners’ development program decision-making and resource prioritization decisions may not improve our results of operations or future growth prospects.

Many of our proprietary and partnered product candidates are created with, and dependent upon, our proprietary technologies. In addition, tisotumab vedotin was developed using Pfizer’s proprietary antibody-drug conjugate (“ADC”) technology in combination with our proprietary tissue factor antibody (“TF”). Any failures or setbacks with respect to our proprietary technologies or Pfizer’s ADC development programs, including adverse effects resulting from the use of these technologies in human clinical trials and/or the imposition of clinical holds on trials of any product candidates using our proprietary technologies, could have a detrimental impact on our clinical pipeline, and specifically on the commercialization of tisotumab vedotin in existing and new territories.

Additionally, with the exception of tisotumab vedotin, epcoritamab, rinatabart sesutecan (“Rina-S”), and acasunlimab we have not ourselves, or in collaboration, advanced any product candidates through late-stage clinical development. If we are unable to continue to develop late-stage development capabilities, we will be required to continue to contract with third parties via licensing and development agreements to complete the development of our proprietary product candidates, which we may not be able to do on a timely basis, on terms favorable to us, or at all, and the development of our proprietary product candidates could be delayed or terminated. Our failure to effectively advance our development programs could have a material adverse effect on our business, financial condition, results of operations and future growth prospects, and cause the market price of our ADSs to decline.

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

The FDA may not accept data from trials we or our collaboration partners conduct outside the U.S. or may require additional U.S.-based trials as a condition of regulatory approval.

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

Any approval granted for our products or product candidates in the U.S. does not assure approval of such products in Japan, the EU or other foreign jurisdictions.

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

Fast Track Designation (“FTD”), Breakthrough Therapy Designation (“BTD”), and the accelerated approval programs of the FDA and other regulatory authorities are intended to expedite the review and approval of drug candidates in certain circumstances. These designations and programs do not, however, ensure that marketing approval will be granted in a particular timeframe or at all. The FDA and other regulatory authorities have broad discretion regarding whether or not to grant these designations or include product candidates within pilot programs, and, even if we or our collaboration partners believe a particular product candidate is eligible for these designations or programs, we cannot assure that such authority would agree. Even if we or our collaboration partners receive such designations or are eligible for inclusion in expedited review pilot programs in the future, we may not experience a faster development, review or approval process compared to conventional procedures. In addition, such designations or processing under such pilot programs may be withdrawn if the FDA or the relevant regulatory body no longer believes such product candidate meets the criteria for the designation or program. Furthermore, these designations and pilot programs do not change the scientific and medical standard for approval or the quality of evidence necessary to support approval. As a result, applications for product candidates granted expedited review or BTD or FTD designation may be ultimately denied based on trial data, trial design or other factors, and even if our product candidates are accepted into such a program, this does not assure ultimate approval by the FDA or the applicable regulatory body. Any accelerated approval received for our products, such as the approvals for EPKINLY, is contingent on successful completion of diligently conducted post-marketing confirmatory trials, and accelerated approval may be withdrawn if post-marketing trials do not verify the product’s benefit or demonstrate sufficient clinical benefit to justify associated risks, other evidence demonstrates that the product is not safe or effective, or the FDA considers promotional materials relating to the product to be false or misleading. The terms and conditions of expedited development and review programs are subject to change as a result of regulatory developments, and any such changes may adversely affect our ability to secure or maintain accelerated approvals or BTD, FTD or similar designations from the FDA or another regulator. See “Item 4 –Information on the Company —Government Regulation” for more information about BTD, FTD and accelerated approval programs for expedited review.

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

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies and intense competition. Many third parties, including pharmaceutical companies, biotechnology companies, academic institutions and other research organizations, compete with us in developing various approaches to antibody therapy and other competing therapies. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do, and earlier-stage companies may also prove to be significant competitors, especially through collaborative arrangements with larger collaboration partners. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs. In addition, many other pharmaceutical and biotechnology companies are developing and/or marketing therapies for the same indications that our products and product candidates are designed for and being developed to treat. In addition, our DuoBody and other technology partners may develop compounds utilizing our technologies that may compete with product candidates that we are developing. See “Item 4B– Business Overview—Competition” below for more information about our competitors.

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

It is possible that our competitors will succeed in developing products and technologies that are more effective than our products and product candidates or that would render our technology obsolete or noncompetitive. It is also possible that our competitors will succeed in developing biosimilar or interchangeable products for our products or our product candidates. Competition is increasing from companies that are utilizing artificial intelligence and other computational approaches for drug discovery, including the development of antibody therapies and other competing therapies. These competitors may incorporate AI into their businesses more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. We anticipate that we will continue to face increasing competition in the future as new companies enter our market and scientific developments surrounding biosimilars and other cancer therapies continue to accelerate. We cannot predict the extent to which these developments will impact potential future sales of our products or our product candidates.

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

Our internal business applications and IT infrastructure, or those of our collaboration partners, contractors or consultants, may fail or suffer cybersecurity breaches, and the use of novel technologies may subject us to additional risks.

Our business applications and IT infrastructure, including those hosted by third parties, and those of our collaboration partners, contractors or consultants, may be vulnerable to cybersecurity risks, such as computer viruses and unauthorized access, and natural disasters, terrorism, war and telecommunication and electrical failures, which can lead to damage, loss or leakage of business data or unavailability of computer systems. Our vulnerability to such events may increase while employees work remotely which results in additional cybersecurity threat profiles and an increase in the amount of traffic on secured remote corporate networks and preventing or detecting unauthorized access to internal networks may be more challenging. These and other factors, including the increased use of artificial intelligence within the biopharmaceutical industry, can be exploited to facilitate phishing, malware, ransomware or other attacks on our systems. If such an event were to occur, it could result in a material disruption of our development programs and our business operations. In addition, any loss or disclosure of trade secrets, clinical data, personal data, or other proprietary information as a result of such disruption or breach could subject us to litigation, loss of intellectual property rights, or regulatory review and sanctions and may impact our reputation and our and our collaboration partners’ ability to further develop and commercialize our products and product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs.

Artificial intelligence-based software is increasingly being used in the biopharmaceutical and global healthcare industries. We have expanded our scientific focus to use data science and artificial intelligence to aid in the discovery of new targets and biomarkers and bolster our in-depth precision medicine and translational laboratory capabilities. As with many developing technologies, artificial intelligence-based software presents risks and challenges. For example, algorithms may be flawed; data sets may be insufficient, of poor quality, or contain biased information; and

inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. If the analyses that artificial intelligence-based applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability and brand or reputational harm. Furthermore, use of artificial intelligence-based software may lead to the release of confidential information which may impact our ability to realize the benefits of our intellectual property. The integration of artificial technology into our and our vendors’ systems (potentially without the vendor disclosing such use to us) subjects us to the risk that the providers of artificial technology may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection. Further, regulatory changes or reinterpretations could introduce new compliance risks, including potential government enforcement actions or civil lawsuits.

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

While we rely on a combination of patents, trademarks and trade secret protection, as well as nondisclosure, confidentiality and other contractual agreements to protect the intellectual property related to our brands, products, product candidates and proprietary technologies, our strategy and future prospects are based, in particular, on our patent portfolio. The uncertainties with respect to the legal system in the U.S., Europe and other countries, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations with little advance notice, or policies and practices that weaken the intellectual property framework (such as laws or regulations that promote or provide broad discretion to issue a compulsory license) could adversely affect us and limit the legal protections available to us. We and our collaboration partners or licensees will best be able to protect our technologies, products and product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, effectively protected trade secrets, or other regulatory exclusivities, cover them. However, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

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

Even if we or our collaboration partners have or obtain patents covering our technologies, products, product candidates, compositions or uses, we or our collaboration partners may still be barred from making, using, importing or selling or otherwise exploiting our products, product candidates or technologies because of the patent rights of others. Our competitors have filed, and in the future may file, patent applications covering technology, compositions or products and uses that are similar or identical to ours. For example, in 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY in Japan infringe two Japanese patents held by Chugai. See note 5.7 to our Audited Financial Statements included in our Annual Report 2024 for more information. There are many issued U.S., European and other worldwide patents relating to therapeutic drugs, and some of these may relate to compounds we or our collaboration partners intend to commercialize. Numerous worldwide patents and pending patent applications owned by others exist in the cancer field and may cover products or product candidates which we or our collaboration partners are developing. It is difficult for industry participants, including us, to identify all third-party patent rights relevant to our products, product candidates and technologies. We cannot guarantee that our technologies, products, product candidates, compositions and their uses do not or will not infringe third-party patents or other intellectual property rights. Because patent applications usually take 18 months to publish and many years to issue, there may be currently pending applications with patent claims unknown to us or which will change over time and may later result in issued patents that purportedly cover our technologies, products, product candidates or compositions and uses. These patent applications may have been filed earlier than or have priority over patent applications filed by us or our collaboration partners. We may be required to develop or obtain alternative technologies, review product design or, in the case of claims concerning registered trademarks, rename our products or product candidates.

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Filing, prosecuting and defending patents on our technologies, products and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive and, therefore, we typically elect to seek protections in certain jurisdictions only. We may choose not to pursue or maintain protection for particular inventions, products or product candidates. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer, and our contractual royalty rates on sales of wholly- or partially-partnered products in the relevant jurisdictions may be reduced. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products in a manner that exploits our technologies and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. or in Europe, and thus such protection may not be sufficient to prevent or stop infringing activities.

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

In addition, changes in the law and legal decisions by courts in the U.S., Europe and foreign countries may affect our ability to obtain or maintain adequate protection for our technologies, products, product candidates or compositions or uses thereof and the enforcement of intellectual property, and may apply retroactively to affect the term and/or scope of our patents. Additionally, the legal systems of certain countries, particularly China and certain other countries, may not protect patents, trade secrets and other intellectual property to the same extent or in the same manner as the laws of the U.S., particularly those relating to medical devices and biopharmaceutical and biotechnology products, which could make it difficult for us to prevent or stop the infringement of our patents or other violations of our proprietary rights generally.

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

Our and our partners’ activities in certain non-U.S. countries, may also be subject to or affected by various U.S. legislation, executive orders, regulations, or investigations targeting certain development or economic activities involving those countries. This includes, but is not limited to, the proposed BIOSECURE Act, which could increase costs, reduce the supply of available materials, delay procurement or clinical trials, hinder our ability to secure significant government commitments for potential therapies, and adversely affect our financial condition and business prospects.

In June 2024, the U.S. Supreme Court overruled the Chevron doctrine, which gives deference to regulatory agencies’ statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous. This landmark Supreme Court decision may invite more companies and other stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, including FDA’s statutory interpretations of market exclusivities and the “substantial evidence” requirements for drug approvals, which could undermine the FDA’s authority, lead to uncertainties in the industry, and disrupt the FDA’s normal operations, any of which could delay the FDA’s review of our regulatory submissions. We cannot predict the full impact of this decision, future judicial challenges brought against the FDA, or the nature or extent of government regulation that may arise from future legislation or administrative action

We are subject to various laws protecting the privacy, security and confidentiality of certain information and failure to comply with these data ethics and privacy regulations could adversely affect our business and reputation.

We operate in an environment that relies on the collection, processing, analysis, and interpretation of large sets of patients’ and other individuals’ personal data, including from our employees and third parties with whom we conduct business. Numerous countries in which we, our collaboration partners and our third-party contractors, including CROs and CMOs, operate, manufacture and sell our products have, or are developing, laws protecting personal data and the individual’s right to privacy and security as well as the transparent and responsible processing of certain personal data and patient health information.

The legal and regulatory environment of data privacy is diversified, with regional legislation such as the General Data Protection Regulation in Europe, the Personal Information Protection Law enacted in 2021 and Regulations on the Administration of Human Genetic Resources of the PRC in China, and other significant privacy legislation, including the California Consumer Privacy Act and other similar comprehensive state data privacy laws in the U.S. As the framework continues to evolve, uncertainty remains due to the absence of clear guidance or case law. This uncertainty, combined with limited global harmonization or simplification, makes it challenging for multinational companies to standardize their approach to privacy and data protection compliance.

Increases in the volume of data processed and advances in technology have resulted in greater focus on data privacy and the ethical use of personal data, over and above data privacy laws. Companies seeking to foster innovation in artificial intelligence and other new technologies are faced with evolving decisions from global policymakers on how best to promote trust in these systems and avoid unintended outcomes or harmful impacts. Failure in our data privacy and ethical use of personal data could affect our business and reputation.

Additionally, there are several emerging laws concerning the localization of data, restrictions on international transfers, and data security, which are changing the existing frameworks with which we previously complied. The increasing trend for data sovereignty affects our ability to drive medical innovation and to effectively operate internationally. Regulatory uncertainty could result in an operational risk limiting or preventing the transfer of personal data across borders, which may have an impact on our activities (e.g. clinical trials). Breach of the regulations described above could also carry financial sanctions, may cause us to become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, criminal or civil sanctions, damage our reputation and adversely affect our business operations, including, in particular, our activities that rely on personal data processing.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. We currently qualify as a foreign private issuer, and will continue to qualify as a foreign private issuer until, as of June 30 of our most recent fiscal year, (i) more than 50% of our shares are directly or indirectly owned of record by U.S. residents, and (ii) either (x) the majority of our executive officers or directors are U.S. citizens or residents, (y) more than 50% of our assets are located in the U.S., or (z) our business is administered principally in the U.S. We estimate that as of the latest determination date, approximately 44% of our outstanding shares, or 29.2 million shares, were beneficially held by U.S. residents.

Our foreign private issuer status will next be determined as of June 30, 2025. There can be no assurance that we will not lose our foreign private issuer status in the future.

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

ADS holders do not directly hold our shares, and Holders may not be able to exercise their right to vote the shares underlying their ADSs.

Holders of our ADSs are not treated as our shareholders and do not have shareholder rights. Our depositary, Deutsche Bank Trust Company Americas, is the holder of the shares underlying our ADSs. The deposit agreement among us, the depositary, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary.

Accordingly, ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement and not as a direct shareholder of the Company. In order to vote the shares underlying their ADSs, ADS holders may either withdraw the shares underlying their ADSs or instruct the depositary to vote the shares underlying such ADSs. However, holders may not know about the meeting far enough in advance to withdraw the underlying shares, and after such withdrawal, holders would no longer hold ADSs, but would instead hold the underlying shares directly.

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

ADS holders may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying shares.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure and corporate governance requirements applicable to public companies organized within the U.S.

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

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (“Code”) or (ii) at least 50% of the value of its assets (generally, based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the nature and composition of our income and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2025, or in the foreseeable future. However, the determination of whether we are a PFIC or not according to the PFIC rules is made on an annual basis and will depend on the nature and composition of our income and assets and the value of our assets from time to time. Therefore, changes in the nature and composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the total market value of our shares and ADSs, which is subject to change and may be volatile.

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

Our shares are listed on Nasdaq Copenhagen under the symbol “GMAB.” Our ADSs are listed on the NASDAQ in the U.S. under the symbol “GMAB.”

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

For a description of our acquisition of ProfoundBio Inc. (“ProfoundBio”), please refer to “Item 5.A—Operating Results.”

B.    Business Overview

Overview

We are an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address unmet medical needs and improve treatment outcomes for patients with cancer and other serious diseases. Our goal in building our pipeline is to bring medicines to market ourselves in geographic areas where we believe we will be able to maximize their value.

Our current priorities are the commercial or late-stage programs epcoritamab, Rina-S and acasunlimab. Epcoritamab, marketed as EPKINLY in the US and Japan and as TEPKINLY outside of those territories, is being developed and commercialized in collaboration with AbbVie. Epcoritamab is the first and only bispecific antibody approved in the US and Europe to treat both relapsed or refractory (“R/R”) diffuse large b-cell lymphoma (“DLBCL”) and R/R follicular lymphoma (“FL”). It is also approved in Japan for R/R DLBCL. Rina-S and acasunlimab are wholly owned by Genmab and entered Phase III clinical development in 2024.

Our full pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and ADCs. We currently have 12 proprietary products or product candidates in clinical development, which comprise programs where we retain at least 50% of product rights in collaboration with partners. These also include our first proprietary commercial product, tisotumab vedotin, marketed as Tivdak. This is being developed and commercialized in collaboration with Pfizer. In 2024, Tivdak was granted full approval by the FDA for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is the first and only FDA approved ADC in this indication. In addition to our marketed products and clinical product candidates, we have multiple in-house and partnered pre-clinical programs.

In addition to Genmab’s own pipeline of product candidates, our innovation and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The six approved medicines created by Genmab or that incorporate Genmab’s innovation or technology platforms are daratumumab, marketed by J&J as DARZALEX (intravenous (“IV”) formulation) and DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the U.S., Europe, Japan and other territories for the treatment of certain indications of MM and AL amyloidosis; amivantamab, marketed in the U.S., Europe and other territories by J&J as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic non-small cell lung cancer (“NSCLC”) with epidermal growth factor receptor (“EGFR”) exon 20 insertion mutations; teclistamab, marketed in the U.S. and Europe by J&J as TECVAYLI for certain indications of MM; talquetamab, marketed in the U.S., Europe and other territories by J&J as TALVEY for certain indications of MM; SC ofatumumab, marketed in the U.S., Europe, Japan and other territories as Kesimpta by Novartis for the treatment of relapsing multiple sclerosis (“RMS”); and teprotumumab, marketed in the U.S. and Japan as TEPEZZA by Amgen for the treatment of thyroid eye disease (“TED”). Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

Our portfolio includes five proprietary antibody technology platforms: (i) our DuoBody platform, which can be used for the creation and development of bispecific antibodies; (ii) our HexaBody platform, which can be used to increase the potential potency of antibodies through hexamerization; (iii) our DuoHexaBody platform, which enhances the potential potency of bispecific antibodies through hexamerization; (iv) our HexElect platform, which combines two HexaBody molecules to maximize potential potency while minimizing potential toxicity by more selective binding to desired target cells; and (v) our ADC platforms, which we acquired through the purchase of ProfoundBio in May 2024. Antibody products created with these technologies may be used in a wide variety of indications including cancer and autoimmune, central nervous system and infectious diseases. These platforms play a key role in building our product pipeline, enhancing our collaborations and generating revenue. We selectively enter into collaborations with other biotechnology and pharmaceutical companies that build our network in the biotechnology space and give us access to complementary novel technologies or products that move us closer to achieving our vision and fulfilling our core purpose.

Our Business Strategy

Key elements of our strategy to achieve our vision and fulfill our core purpose include:

●	Actively advance and expand our proprietary product pipeline. We are actively advancing our promising proprietary product candidates, and specifically our commercial or late-stage programs epcoritamab, Rina-S and acasunlimab, through development and commercialization.
●	Grow our commercialization capabilities. We are continuing to develop and expand our commercialization capabilities to allow us to bring our own products to market for the indications and in the geographies we determine would create value for patients and our shareholders. Our initial focus for commercialization is in the U.S. and in Japan, with the commercialization of Tivdak and EPKINLY.
●	Strengthen our product portfolio with strategic collaborations and potential acquisitions. We enter into strategic product and technology collaborations to build our network in the biotechnology space, to strengthen our portfolio with complementary technologies or products and seek to expand our proprietary product pipeline by developing new products in-house and through selective collaborations. We monitor for potential collaborations and acquisitions that would advance our overall strategy, such as the 2024 acquisition of ProfoundBio.
●	Leverage our proprietary technology platforms. Our leading proprietary antibody technology platforms play a key role in building our product pipeline, enhancing our collaborations and generating revenue. Multiple new product candidates are currently being developed by us and our collaboration partners using our technology platforms, including proprietary product candidates created with our DuoBody, HexaBody and ADC technologies. We actively seek collaboration partners interested in developing potential antibody therapeutics using our technologies.
●	Build our translational research capabilities. Leveraging our expertise in antibody technologies and product development, we are expanding our translational research capabilities with the goal of building a library of antibody therapeutics that can be tailored to patients.
●	Generate recurring revenue streams from collaborations. There are six medicines on the market developed and commercialized by partners, that were created by Genmab or created using our DuoBody technology. Under the agreements for these medicines, Genmab is entitled to certain potential milestones and royalties.

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

Approved in multiple territories including the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory large B-cell lymphoma (“LBCL”) after two or more lines of systemic therapy

Approved in multiple territories including the U.S. and Europe for adult patients with relapsed or refractory FL after two or more lines of systemic therapy
Tivdak (tisotumab vedotin-tftv)	TF	Co-development Genmab/Pfizer	Approved in the U.S. for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy

Pipeline, Including Further Development for Approved Medicines

In 2024, Genmab discontinued the GEN1047 (DuoBody-CD3xB7H4), GEN3017 (DuoBody-CD3xCD30) and GEN1056 (with BioNTech, BNT322) programs following a strategic re-evaluation of Genmab’s portfolio. For similar reasons, Genmab and BioNTech took the decision to discontinue the clinical development of GEN1053 (HexaBody-CD27, BNT313) including the Phase I/II clinical trial (NCT05435339) in solid tumors.

Epcoritamab

Epcoritamab is a proprietary bispecific antibody therapeutic created using our proprietary DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. We used technology licensed from Medarex, Inc. (“Medarex”) to generate the CD20 antibody forming part of epcoritamab. We are co-developing, and co-commercializing in the U.S. and Japan, epcoritamab in collaboration with AbbVie. The companies have a broad clinical development program for epcoritamab including five ongoing Phase III trials and additional trials in planning. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions.

Epcoritamab for the Treatment of B-cell Malignancies

DLBCL is the most common type of B-cell non-Hodgkin lymphoma (“B-NHL”) worldwide, accounting for approximately 25% - 30% of all NHL cases. In the U.S. there are approximately 25,000 new cases of DLBCL diagnosed each year. DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men. DLBCL is a fast-growing type of NHL, a cancer that develops in the lymphatic system and affects B-cell lymphocytes, a type of white blood cell. For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.

FL is typically a slow-growing form NHL of that arises from B-cell lymphocytes. FL is the second most common form of NHL overall, accounting for 20-30 percent of all NHL cases, and represents 10-20 percent of all lymphomas in the western world. FL is considered incurable, and there is no standard of care treatment for third-line or later FL. Patients who achieve remission also often experience relapse. In March 2022, November 2023 and September 2024, the FDA granted orphan-drug designation and BTD respectively to epcoritamab for the treatment of FL.

Approvals and Results

R/R DLBCL. Epcoritamab received accelerated FDA approval in May 2023, as EPKINLY, for the treatment of adult patients with R/R DLBCL, not otherwise specified, including DLBCL arising from indolent lymphoma, and high-grade B‑cell lymphoma, after two or more lines of systemic therapy. EPKINLY was approved under accelerated approval based on response rate and durability of response. Continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial. In June 2023, epcoritamab was added to the National Comprehensive Cancer Network (“NCCN”) Clinical Practice Guidelines in Oncology for “B-cell Lymphomas” (Version 4.2023) for third-line and subsequent therapy for patients with DLBCL, including patients with disease progression after transplant or chimeric antigen receptor (“CAR-T”) cell therapy and as a Category 2A, preferred regimen for patients with histologic transformation of indolent lymphomas to DLBCL and no intention to proceed to transplant, including patients with disease progression after transplant or CAR-T cell therapy.

In September 2023, epcoritamab was granted both conditional marketing authorization by the European Commission and approval by the Japanese Ministry of Health, Labor and Welfare (“MHLW”). In Europe epcoritamab, marketed as TEPKINLY, was approved as a monotherapy for the treatment of adult patients with R/R DLBCL after two or more lines of systemic therapy. Similar to the accelerated FDA approval in the U.S., this marketing authorization is contingent upon verification and description of clinical benefit in a confirmatory trial. In Japan, epcoritamab, marketed as EPKINLY, was approved for the treatment of adult patients with certain types of R/R LBCL, including DLBCL, high-grade B-cell lymphoma (“HGBCL”), primary mediastinal large B-cell lymphoma (“PMBCL”) and follicular lymphoma grade 3B (“FL3B”), after two or more lines of systemic therapy.

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

R/R FL. Epcoritamab also received accelerated FDA approval in June 2024, as EPKINLY, for the treatment of adults with R/R FL after two or more lines of systemic therapy. With this approval, EPKINLY is the first and only T-cell engaging bispecific antibody administered subcutaneously approved in the U.S. to treat this patient population. This indication is approved under accelerated approval based on response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory clinical trial(s). In May 2024, epcoritamab was added to the NCCN Clinical Practice Guidelines in Oncology for “B-cell Lymphomas” (Version 2.2024) for third-line and subsequent therapy for patients with FL as a Category 2A preferred regimen.

In August 2024, epcoritamab was granted conditional marketing authorization by the European Commission as a monotherapy for the treatment of adult patients with R/R FL after two or more lines of systemic therapy. In March 2024, Genmab submitted a supplemental Japan New Drug Application ("J-NDA") to the MHLW in Japan for the same indication.

The approvals were supported by results from the FL cohort of the pivotal Phase II EPCORE NHL-1 trial. In June 2023 we announced positive topline results from this cohort. The study cohort included 128 adult patients with R/R FL who received at least two prior lines of systemic therapy. 70.3% of patients were double refractory to an anti-CD20 monoclonal antibody and an alkylating agent. The topline results from this cohort showed an ORR of 82% as confirmed by an independent review committee, which exceeded the protocol prespecified threshold for efficacy. The observed mDoR was not reached. No new safety signals were observed with epcoritamab in this study at the time of analysis. The most common treatment-emergent adverse event was CRS with 66.4% (1.6% grade >2). Aligned with the FDA’s Project Optimus, the optimization part of the trial continued to evaluate alternative step-up dosing regimens to mitigate the risk of CRS; preliminary data on the initial patients enrolled indicate a clinical improvement in CRS rate. The results from this cohort, along with the results from the optimization part of the trial, were presented during the American Society of Hematology (“ASH”) Annual Meeting in December 2023.

Ongoing Phase III Trials

Along with our collaboration partner, AbbVie, we are currently evaluating SC epcoritamab for the treatment of B-cell malignancies including DLBCL, FL and CLL in multiple clinical trials. Additional trials, including Phase III trials, are expected. Following are the ongoing Phase III trials:

EPCORE DLBCL-1 was the first Phase III trial of epcoritamab. The purpose of the open label, randomized, multi-center trial is to evaluate the efficacy of epcoritamab compared to investigator’s choice of chemotherapy in patients with R/R DLBCL who have failed or are ineligible for autologous stem cell transplant (“ASCT.”) The trial is fully recruited and currently ongoing.

EPCORE DLBCL-2 is a Phase III randomized, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with rituximab, cyclophosphamide, doxorubicin hydrochloride, vincristine, and prednisone (“R-CHOP”) compared to R-CHOP in patients with newly diagnosed DLBCL. The trial is fully recruited and currently ongoing.

EPCORE DLBCL-4 is a Phase III, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with lenalidomide compared to rituximab plus gemcitabine and oxaliplatin in patients with R/R DLBCL. The trial is currently recruiting.

EPCORE FL-1 is a Phase III, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with rituximab and lenalidomide (“R2”) compared to R2 in patients with R/R FL. The trial is fully recruited and currently ongoing.

EPCORE FL-2 is a Phase III, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with R2 compared to chemoimmunotherapy in patients with previously untreated FL. The trial is currently recruiting.

Tisotumab Vedotin

Tisotumab vedotin is an ADC directed to TF, a protein involved in tumor signaling and angiogenesis. TF is expressed in many solid tumors, including cervical, head and neck, lung, pancreatic, colon, endometrial, prostate, esophageal, ovarian and bladder tumors. Tisotumab vedotin combines our human monoclonal antibodies (“mAb”) that binds to TF and Pfizer’s ADC technology that utilizes a cleavable linker and the cytotoxic drug monomethyl auristatin E. We used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. We are co-developing, and co-commercializing in the U.S., tisotumab vedotin in collaboration with Pfizer. In October 2024 we decided, upon further strategic evaluation, to discontinue preparation for a Phase III study in second/third line squamous cell carcinoma of the head and neck.

Tisotumab vedotin for the Treatment of Cervical Cancer

Cervical cancer remains a disease with high unmet need despite advances in effective vaccination and screening practices to prevent and diagnose pre-/early-stage cancers for curative treatment. Recurrent and/or metastatic cervical cancer is a particularly devastating and mostly incurable disease; up to 15% of adults with cervical cancer present with metastatic disease at diagnosis and, for adults diagnosed at earlier stages who receive treatment, up to 61% will experience disease recurrence. It was estimated that in 2023, more than 13,960 new cases of invasive cervical cancer were diagnosed in the U.S. and 4,310 adults would die from the disease.

Approvals and Results

In September 2021, the FDA granted Genmab and Pfizer accelerated approval for tisotumab vedotin-tftv as Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin was approved under the FDA’s Accelerated Approval Program based on tumor response, durability of the response and the safety profile. The initial approval was based on the Phase II innovaTV 204 single arm trial in 101 patients with recurrent or metastatic cervical cancer who had received no more than two prior systemic regimens in the recurrent or metastatic setting, including at least one prior platinum-based chemotherapy regimen. Favorable topline results from the innovaTV 204 trial were announced in July 2020; results from the trial showed a 24% confirmed ORR by independent central review (95% Confidence Interval: 15.9% - 33.3%) with a median DoR of 8.3 months. The most common TEAEs (greater than or equal to 20%) included alopecia, epistaxis (nose bleeds), nausea, conjunctivitis, fatigue and dry eye. In March 2024, tisotumab vedotin-tftv was added to the NCCN Clinical Practice Guidelines in Oncology for Vaginal Cancer under ‘Other Recommended Regimens’ as second-line or subsequent systemic therapy for patients with recurrent or metastatic squamous cell carcinoma/adenocarcinoma primary vaginal cancer.

In April 2024, the FDA granted approval to the supplemental BLA (“sBLA”) for tisotumab vedotin-tftv for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. This FDA action converts the September 2021 accelerated approval of tisotumab vedotin to a full approval. Tisotumab vedotin is the first ADC with demonstrated overall survival data to be granted full FDA approval in this patient population. The approval was based on the Phase III innovaTV 301 (ENGOT cx-12/GOG 3057) confirmatory trial in recurrent or metastatic cervical cancer patients with disease progression on or after front-line therapy who received tisotumab vedotin, compared with chemotherapy alone. Favorable top line results from the innovaTV 301 trial were announced in September 2023. An Independent Data Monitoring Committee determined that overall survival (“OS”) crossed the pre-specified efficacy boundary at the interim analysis. The key secondary endpoints of investigator-assessed progression-free survival and ORR also demonstrated statistical significance. The safety profile of tisotumab vedotin in innovaTV 301 was consistent with the known safety profile of tisotumab vedotin as presented in the U.S. prescribing information, and no new safety signals were observed. Based on these results, regulatory submissions were also made in Europe and Japan in 2024. In December 2024, the U.S. NCCN updated its Clinical Practice Guidelines in Oncology for Cervical Cancer with tisotumab vedotin-tftv changing from a category 2A to a category 1. Tisotumab vedotin-tftv plus pembrolizumab was also added as an option for PD-L1 positive tumors.

Acasunlimab (GEN1046, DuoBody-PD-L1x4-1BB)

Acasunlimab is a proprietary bispecific antibody designed to target programmed death ligand 1 (“PD-L1”)-and 4-1BB. PD-L1 is a validated target that is expressed on tumor cells. 4-1BB is a trans-membrane receptor belonging to the tumor necrosis factor (“TNF”) receptor super-family and is expressed predominantly on activated T-cells. In pre-clinical settings, acasunlimab promoted conditional T-cell activation in a tumor-specific manner by simultaneous activation and release of the key inhibitory brake. Pre-clinical trials also indicated a release of T-cell inhibition through the programmed cell death protein (“PD-1”)//PD-L1 axis, including in the absence of 4-1BB, strong co-stimulation via the agonistic activity of 4-1BB and T-cell clonal expansion. Acasunlimab was co-developed in collaboration with BioNTech SE (“BioNTech”) under an agreement in which the companies shared all costs and future potential profits for acasunlimab on a 50:50 basis. In August 2024, BioNTech opted not to participate in the further development of the acasunlimab program under the parties’ existing License and Collaboration Agreement for reasons related to BioNTech’s portfolio strategy. Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab and the program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. Acasunlimab is being developed for the treatment of solid tumors using our proprietary DuoBody technology platform and PD-L1 antibody and BioNTech’s 4-1BB antibody. Phase II data was presented at the 2024 American Society of Clinical Oncology (“ASCO”) Annual Meeting of acasunlimab as a single agent or in combination with pembrolizumab for the treatment of relapsed/refractory metastatic NSCLC after treatment with standard of care therapy with an immune checkpoint inhibitor (“CPI”). In PD-L1 positive patients with metastatic NSCLC following progression on prior CPI treatment, acasunlimab plus pembrolizumab dosed every six weeks (“Q6W”) showed a manageable safety profile and promising efficacy, with durable disease control and median overall survival of 17.5 months and a 12-month overall survival rate of 69%.

Ongoing Phase III Trial

The first Phase III trial of acasunlimab was initiated in November 2024. The objective of this randomized, open-label, multicenter trial is to determine the efficacy and safety of acasunlimab in combination with pembrolizumab versus docetaxel (standard of care) in patients with PD-L1-positive metastatic NSCLC who have been treated with PD-1/PD-L1 inhibitor and platinum-containing chemotherapy, administered either in combination or sequentially in the metastatic setting. The trial is currently recruiting.

Rina-S

Rina-S, acquired as part of the purchase of ProfoundBio, is a novel folate receptor α (“FRα”)-targeted topoisomerase 1 (“TOPO1”) ADC being evaluated for the potential treatment of ovarian cancer and other FRα-expressing cancers. Dose escalation data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels.

Platinum-Resistant Ovarian Cancer. In January 2024, Rina-S was granted FTD by the FDA for the treatment of FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer. Phase II data of Rina-S in platinum-resistant ovarian cancer (“PROC”) was presented at the European Society of Medical Oncology Congress 2024 (“ESMO”). Rina-S showed manageable safety with no signals of ocular toxicities, neuropathy or interstitial lung disease. It also showed encouraging antitumor activity with a confirmed overall response rate of 50% at the recommended Phase II dose of 120mg/m2.

Solid Tumors. A Phase I/II trial of Rina-S in advanced solid tumors is ongoing.

Ongoing Phase III Trial

The first Phase III trial of Rina-S was initiated in December 2024. The randomized open-label trial is evaluating Rina-S versus treatment of investigator's choice chemotherapy in patients with PROC. The trial is currently recruiting.

DuoBody-CD40x4-1BB (GEN1042/BNT312)

DuoBody-CD40x4-1BB is a proprietary bispecific antibody designed to conditionally activate both CD40-expressing antigen-presenting cells and 4-1BB-expressing T-cells using an inert DuoBody format. In pre-clinical settings DuoBody-CD40x4-1BB was shown to conditionally increase proliferation of activated T cells in the presence of CD40-expressing cells in vitro. DuoBody-CD40x4-1BB induced T-cell proliferation upon crosslinking of CD40- and 4-1BB-expressing cells and the binding of only the CD40 arm or the 4-1BB arm had no effect on T-cell proliferation. We are co-developing DuoBody-CD40x4-1BB in collaboration with BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-CD40x4-1BB on a 50:50 basis. DuoBody-CD40x4-1BB is being developed for the treatment of solid tumor malignancies using Genmab’s proprietary DuoBody technology platform and BioNTech’s CD40 and 4-1BB antibodies.

HexaBody-CD38 (GEN3014)

HexaBody-CD38 is a novel human CD38 monoclonal antibody product incorporating our HexaBody technology. In pre-clinical models of hematological malignancies HexaBody-CD38 demonstrated enhanced complement-dependent cytotoxicity (“CDC”) and showed potent anti-tumor activity.

In June 2019, Genmab entered into an exclusive worldwide license and option agreement with J&J to develop and commercialize HexaBody-CD38. In March 2021 we initiated a Phase I/II clinical trial of HexaBody-CD38 for the treatment of hematologic malignancies. Preliminary dose-escalation results from the trial were presented at the ASH Annual Meeting in December 2022. This was followed by preliminary results from a dose-expansion cohort, which was presented at the ASH Annual Meeting in December 2023. This study includes an arm comparing HexaBody-CD38 to daratumumab in CD38 monoclonal antibody-naïve R/R MM patients.

In December 2024, per the terms of the agreement between Genmab and J&J, Genmab submitted a data package to J&J, comparing HexaBody-CD38 to daratumumab in CD38 monoclonal antibody-naïve R/R MM patients. This data will be used to inform J&J’s decision on whether to exercise its option to receive a worldwide license to develop, manufacture and commercialize HexaBody-CD38.

DuoBody-EpCAMx4-1BB (GEN1059/BNT314)

DuoBody-EpCAMx4-1BB, jointly owned by Genmab and BioNTech and created using Genmab’s DuoBody technology platform, is a bispecific antibody aimed at boosting antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity. DuoBody-EpCAMx4-1BB is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-EpCAMx4-1BB on a 50:50 basis. A Phase I/II clinical trial of DuoBody-EpCAMx4-1BB in solid tumors is recruiting.

HexaBody-OX40 (GEN1055/BNT315)

HexaBody-OX40, jointly owned by Genmab and BioNTech and created using Genmab’s HexaBody technology platform, is an immune-modulating OX40 agonist antibody designed to promote immunity by enhancing T-cell responses through FcγR-independent OX40 clustering on T cells. HexaBody-OX40is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for HexaBody-OX40 on a 50:50 basis. A Phase I/II clinical trial of HexaBody-OX40 in solid tumors is recruiting.

GEN1160

GEN1160 was acquired as part of our purchase of ProfoundBio. It is a CD70-targeted ADC. CD70 is a protein expressed on both solid tumors and hematological malignancies. A Phase I/II clinical study of GEN1160 in advanced renal cell carcinoma, nasopharyngeal carcinoma and NHL is recruiting.

GEN1107

GEN1107 is a PTK7-targeted ADC. PTK7 is a clinically validated ADC target with broad solid tumor expression, particularly in tumor-initiating cells. A Phase I/II clinical study of GEN1107 in advanced solid tumors is recruiting.

DuoBody- FAPαxDR4 (GEN1057)

DuoBody-FAPαxDR4 is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. DuoBody-FAPαxDR4 is designed for the conditional transactivation of DR4 and thereby induction of apoptosis. A Phase I/II clinical trial of DuoBody-FAPαxDR4 in malignant solid tumors is recruiting.

GEN1286

GEN1286 is an ADC targeting EGFR and cMet, two validated cancer targets. A Phase I/II clinical study of GEN1286 in advanced solid tumors is recruiting.

Partnered programs Incorporating Genmab’s Innovation and Technology1

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s) [2]
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	J&J (Royalties to Genmab on net global sales)	MM
AL Amyloidosis
RYBREVANT (amivantamab/amivantamab-vmjw)	J&J (Royalties to Genmab on net global sales)	NSCLC
TECVAYLI (teclistamab/teclistamab-cqyv)	J&J (Royalties to Genmab on net global sales)	R/R MM
TALVEY (talquetamab/talquetamab-tgvs)	J&J (Royalties to Genmab on net global sales)	R/R MM
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen (Under sublicense from Roche, royalties to Genmab on net global sales)	TED

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

Daratumumab (DARZALEX)

Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of MM cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by J&J under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Daratumumab is approved in a large number of territories for the treatment of adult patients with certain MM indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Amivantamab

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, J&J amivantamab, is a fully human bispecific antibody that targets EGFR and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with J&J, the antibody pair used to create amivantamab was selected. J&J is responsible for the development and commercialization of amivantamab. Amivantamab, marketed as RYBREVANT, is approved in certain territories including the U.S., Europe and other markets for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations.

Teclistamab

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently created, discovered and developed by J&J is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (“BCMA”), which is expressed on mature B lymphocytes. J&J is responsible for the development and commercialization of teclistamab. Teclistamab, marketed as TECVAYLI, is approved in certain territories including the U.S., Europe and other markets for the treatment of certain adult patients with R/R MM.

Talquetamab

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently created, discovered and developed by J&J is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells and G protein–coupled receptor, family C, group 5, member D (“GPRC5D”), an orphan receptor expressed in malignant plasma cells. J&J is responsible for the development and commercialization of talquetamab. Talquetamab, marketed as TALVEY, is approved in certain territories including the U.S., Europe and other markets for the treatment of certain adult patients with R/R MM.

Ofatumumab

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Ofatumumab is the first B-cell therapy that can be self-administered by patients using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being marketed worldwide by Novartis under a license agreement between Genmab and Novartis.

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

Partnered Candidates

Our collaboration partners currently have multiple product candidates in clinical development through collaboration agreements with us. These include products that are being developed in collaboration with BMS, ADC Therapeutics SA ("ADC Therapeutics”), Lundbeck, Provention Bio Inc., (“Provention Bio”) (now owned by Sanofi S.A. (“Sanofi”)), Global Blood Therapeutics, Inc. (now owned by Pfizer) and Novo Nordisk.

Our Technology Platforms

DuoBody Platform

The DuoBody platform is our innovative proprietary platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same, or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T-cell to kill a tumor cell). Bispecific antibodies generated with our DuoBody platform can be used for the development of therapeutics for diseases such as cancer, hemophilia and autoimmune, infectious, cardiovascular and central nervous system diseases. DuoBody molecules are designed to combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed in the same way as other antibody therapeutics. Based on a proof-of-concept study, we believe that our DuoBody platform generates bispecific antibodies via a versatile and broadly applicable process that is easily performed at high throughput, at standard bench, as well as on a commercial manufacturing scale. We use the DuoBody platform to create our own bispecific antibody programs and we actively seek collaboration partners interested in developing antibody therapeutics using our DuoBody technology. We have a number of commercial collaboration partners for the DuoBody technology, including J&J, BioNTech, AbbVie and Novo Nordisk. See “Item 4.B—Product and Technology Collaborations—Collaborations and Other Agreements for our Partnered Products” for more information about our current licenses and collaborations.

A number of our proprietary bispecific antibodies created with the DuoBody technology are in clinical development. In addition, J&J has progressed a number of product candidates into clinical development through our DuoBody collaboration, including amivantamab, teclistamab and talquetamab, which have been approved in the U.S., Europe and certain other markets.

ADC Technology Platforms

ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells. With Genmab’s acquisition of ProfoundBio we inherited proprietary hydrophilic antibody-drug linker technology that blends innovative and proven methods to design ADCs leading to potentially enhanced therapeutic outcomes. This technology leverages two decades of insights into ADC pharmacology and optimization. These novel, highly hydrophilic and stable cleavable linkers are designed to mask the hydrophobicity of payloads, leading to ADCs with more “antibody-like” pharmacokinetics. Initial focus has been on clinically proven targets where ADC viability has been established. Our goal is to pursue targets with clear opportunities for best- and/or first-in-class ADCs. We also have the potential to combine this technology with Genmab’s proprietary DuoBody technology to create bispecific ADCs.

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

Our current HexaBody-based products in clinical development are HexaBody-CD38, for which we entered into an exclusive license and option agreement with J&J, and HexaBody-OX40 which we are co-developing with BioNTech.

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

We have no involvement with the manufacturing process for our approved products in development with collaboration partners, DARZALEX, RYBREVANT, TECVAYLI, and TALVEY, which are handled by J&J; Kesimpta, handled by Novartis; and TEPEZZA, handled by Amgen, under the applicable agreements. Our partners Pfizer and AbbVie are responsible for the manufacturing processes for Tivdak and EPKINLY/TEPKINLY, respectively, under the applicable agreements.

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

Commercialization Strategy

Our approved products in development with collaboration partners are DARZALEX, RYBREVANT, TECVAYLI, and TALVEY marketed by J&J, Kesimpta marketed by Novartis and TEPEZZA marketed by Amgen, under worldwide license agreements with us, or in the case of TEPEZZA, under a sublicense from Roche. We receive royalties from J&J, Novartis and Roche based on net sales of DARZALEX, RYBREVANT, TECVAYLI, TALVEY, Kesimpta and TEPEZZA, but we are not involved with commercialization activities or strategy.

We are continuing to develop and expand our commercialization capabilities to allow us to market our own products for the indications and in the geographies we determine would be most effective to create value for our patients and shareholders. Genmab became a commercial-stage company with the launch of Tivdak for the treatment of second line plus recurrent or metastatic cervical cancer in 2021. Tivdak is developed and commercialized together with Pfizer. Effective January 1, 2025, Genmab and Pfizer agreed to amend the License and Collaboration Agreement and the Joint Commercialization Agreement for Tivdak, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region. With this amendment, Genmab will continue to co-promote Tivdak with Pfizer in the U.S., and will continue to lead development and commercialization operational activities in Japan, when approved, which we view as a promising commercial opportunity where modest commercial and medical affairs infrastructure has the potential to become a high-value investment given the low rates of cancer screening and human papillomavirus vaccinations. Pfizer will continue to lead commercialization activities in China, when approved.

In 2023, we began commercializing EPKINLY together with AbbVie. We are the lead in co-commercializing EPKINLY in the U.S. and Japan with AbbVie. AbbVie is responsible for commercialization in Europe and other markets as TEPKINLY.

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

With respect to daratumumab, there are numerous other FDA-approved drugs for the treatment of MM, and the competition daratumumab faces is intensifying. Isatuximab, a CD38 antibody developed by Sanofi, was approved as Sarclisa® by the FDA in March 2020 and the European Commission in June 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a PI. Although an earlier accelerated approval was withdrawn due to a failed confirmatory Phase III trial, a newer Phase III trial with daratumumab as part of the control arm suggests the possibility for approval of GSK’s Blenrep®. CAR-Ts have also been approved for use in MM including BMS’s and 2seventybio’s ABECMA® and J&J’s CARVYKTI®, and two bispecific antibodies have been approved: J&J’s TECVAYLI® and TALVEY™, and Pfizer’s Elrexfio®. We are also aware of numerous additional investigational agents that are currently being studied. If any of these investigational agents are successful, they may compete with daratumumab in the future. Data has also been presented on several developing technologies and related potential products, including other bispecific antibodies, ADCs and CAR-Ts that may compete with daratumumab in the future.

With respect to competition in the multiple sclerosis (“MS”) market is intense and there are numerous FDA-approved drugs for the treatment of the various forms of MS. A number of companies are also working to develop potential treatments for MS that may in the future further intensify the competition in the MS market, such as TG Therapeutics’ BRIUMVI™, approved in December 2022. Potential future sales may also be negatively impacted by the introduction of generics, prodrugs of existing therapeutics or biosimilars of existing products and other technologies.

With respect to tisotumab vedotin, we are aware of other companies that currently have products in development for the treatment of cervical cancer, which could be competitive with tisotumab vedotin, including checkpoint inhibitors from Agenus Inc., BMS, Merck, Roche, and Innovent Biologics, Inc. as well as other drugs in development from other companies. In June 2018, the FDA granted Merck’s Keytruda, a PD-1 inhibitor, accelerated approval as monotherapy for patients with recurrent or metastatic cervical cancer. The FDA granted full approval for this indication in October 2021, at the same time approving Keytruda in combination with chemotherapy, with or without bevacizumab, for patients with persistent, recurrent or metastatic cervical cancer whose tumors express PD-L1 (CPS ≥1), as determined by an FDA-approved test. Keytruda was subsequently approved in this indication in Europe in April 2022. Keytruda was approved in January 2024 in combination with concurrent chemoradiotherapy for locally-advanced cervical cancer. Also, a bispecific antibody having one similar target with Keytruda, AstraZeneca’s volrustomig, recently entered Phase III trials and could complete in this indication within the next several years.

We are similarly aware, with respect to epcoritamab, of a number of other companies that have bispecific CD3xCD20-targeted product candidates in development for the treatment of B-cell malignancies, which are competing with epcoritamab. These include: Regeneron Pharmaceuticals’ odronextamab, which was approved by the EMA in August 2024 for third line plus LBCL and DLBCL and was filed in the US for third line plus FL; and from Roche: mosunetuzumab, which has BTD and which received conditional marketing authorization as LUNSUMIO® in Europe in third line plus FL in June 2022 and accelerated approval in the U.S. in December 2022; and glofitamab, which received accelerated approval (as COLUMVI®) in both the U.S. and in Europe in June and July of 2023, respectively and was filed in 2024 for R/R DLBCL in combination with GemOx. We are aware that odronextamab, LUNSUMIO and COLUMVI are also being evaluated in other Phase III trials in multiple other B-cell malignancies. We are also aware that there are a variety of CD20 and CD19 antibodies, immunomodulators, ADCs, BTK inhibitors, tyrosine kinase inhibitors and CAR-T therapies that are either approved or in development for non-Hodgkin’s lymphomas. Some of these include ADC Therapeutics’ ZYNLONTA®, approved by the FDA in April 2021 for R/R LBCL and approved in Europe in December 2022, INCYTE’s MONJUVI®, approved by the FDA in combination with lenalidomide in July 2020 in R/R DLBCL, Beigene’s BRUKINSA approved by the FDA in March 2024 for third line plus FL in combination with obinutuzumab, and several CAR-T therapies, Novartis’s KYMRIAH®, approved in the U.S. and EU in R/R FL in May 2022, BMS’s Breyanzi®, approved in the U.S. in June 2022 for R/R LBCL, Gilead Sciences (“Gilead”)’s YESCARTA®, approved in the U.S. in R/R LBCL in April 2022 and second line DLBCL in Europe in October 2022 and Tecartus, approved for R/R MCL in 2020 in both the US and Europe. In addition, in June 2019 Roche received accelerated approval in the U.S. for POLIVY®, a first-in-class anti-CD79b ADC, in combination with bendamustine and rituximab for adults with R/R DLBCL who have received at least two prior therapies. In August 2021 Roche announced that the Phase III POLARIX trial met its primary endpoint. The positive readout of POLARIX met the post-marketing requirement to convert the accelerated approval into a full approval, potentially raising the bar for other drugs, including epcoritamab, to enter the 1L DLBCL space. POLIVY was granted full approval by the European Commission in May 2022 and by the FDA in April 2023.

With respect to acasunlimab, we are aware of a number of other companies that have bispecific PD-L1x4-1BB products in development for the treatment of solid tumors including Merus N.V.’s MCLA-145, F-Star Therapeutics Inc.’s FS222, Antengene’s ATG-101, Biotheus’ PM1003, Leads Biolabs’ PM1003, AP Biosciences AP203 and HankeMab’s HK010.

With respect to Rina-S competitors, Abbvie’s ELAHERE® was the first folate receptor-alpha (FRα) targeting ADC approved, initially in the US and recently in the EU. We are aware of several other FRα ADCs in development, including luveltamab from Sutro Biopharma, AZD5335 from AstraZeneca, farletuzumab from Eisai, and BAT8006 from BioThera Solutions.

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

With respect to our current and potential future product candidates, we believe that our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

●	advance our prioritized products, product candidates and technology platforms;
●	license or acquire additional technology or product candidates;
●	complete clinical trials which position our products for regulatory and commercial success;
●	maintain a proprietary position in our technologies and products;
●	obtain required government and other public and private approvals on a timely basis;
●	attract and retain key personnel;
●	become more efficient through productivity initiatives;
●	commercialize effectively;
●	obtain reimbursement for our products in approved indications;
●	establish efficient manufacturing processes and supply chain;
●	comply with applicable laws, regulations and regulatory requirements and restrictions with respect to our business, such as the commercialization of our products, including with respect to any changed or increased regulatory restrictions; and
●	enter into additional collaborations to advance the development and commercialization of our product candidates.

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

Pfizer Tisotumab Vedotin Collaboration

In October 2011, we entered into a license and collaboration agreement with Seagen, Inc. (“Seagen”), now Pfizer per Pfizer’s acquisition of Seagen in December 2023, that granted us rights to utilize Pfizer’s ADC technology with our TF antibody in return for milestone payments and royalties. We also granted Pfizer a right to exercise a co-development and co-commercialization option at the end of Phase I clinical development for tisotumab vedotin. In August 2017, Pfizer exercised this option to co-develop and co-commercialize tisotumab vedotin with us. In October 2020, Genmab and Pfizer entered into a Joint Commercialization Agreement where Genmab would co-promote tisotumab vedotin, marketed as Tivdak, in the U.S., and lead commercial operational activities and record sales in Japan, while Pfizer would lead operational commercial activities in the U.S., Europe and China with a 50:50 profit split in those markets. In all other markets, if any, Pfizer would be responsible for commercializing tisotumab vedotin and Genmab would receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. Effective January 1, 2025, Genmab and Pfizer agreed to amend the License and Collaboration Agreement and the Joint Commercialization Agreement for Tivdak, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region. With this amendment, Genmab will continue to co-promote Tivdak with Pfizer in the U.S. and will record sales for Europe, Japan and rest of world markets (excluding the United States and the China region), once commercialized, and will provide royalties to Pfizer on net sales in the low teens. Pfizer will continue to lead commercialization activities in China, when approved. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. In September 2022 Pfizer and Zai Lab announced an exclusive collaboration and license agreement for the development and commercialization of Tivdak in mainland China, Hong Kong, Macau and Taiwan. Under the terms of the agreement, Pfizer received an upfront payment of $30 million and will receive development, regulatory and commercial milestone payments, as well as tiered royalties on net sales of Tivdak in the Zai Lab territory. Based on our agreement with Pfizer, all upfront, milestone payments and royalties have been and will continue to be shared 50:50 with Genmab.

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

Genmab and BioNTech have three product candidates currently in clinical development: DuoBody-CD40x4-1BB, HexaBody-OX40 and DuoBody-EpCAMx4-1BB. In the first half of 2024, Genmab and BioNTech jointly agreed to terminate the GEN1056 program and to discontinue the clinical development of GEN1053 (HexaBody-CD27) for strategic portfolio reasons. In August 2024, BioNTech opted not to participate in the further development of the acasunlimab program under the parties’ existing License and Collaboration Agreement for reasons related to BioNTech’s portfolio strategy. Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab and the program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech.

Collaborations for our Partnered Products

J&J Daratumumab License and Development Agreement

In August 2012, we entered into a global license, development and commercialization agreement with J&J, granting J&J an exclusive, sublicensable license to certain of our patents, know-how and materials, owned by or licensed to us, to research, develop, make, offer and sell worldwide certain licensed products containing the human mAb denoted “daratumumab,” also known as HuMax-CD38 and DARZALEX. With respect to licensed technology, we have given up the ability to develop or commercialize other products with affinity to the CD38 antigen target. We recorded an upfront license fee of $55.0 million and Johnson & Johnson Development Corporation invested DKK 475.2 million (approximately $80.0 million at the date of the agreement) to subscribe for 5.4 million newly issued shares of Genmab at a price of DKK 88 per share. J&J is fully responsible for developing and commercializing the licensed products and all costs associated therewith.

Under this agreement, we were entitled to up to approximately $1,015 million in development, regulatory and sales milestones, in addition to tiered royalties between 12% and 20%. As of December 31, 2024, Genmab has recorded $910 million in milestone payments from J&J and could be entitled to receive up to $105 million in further payments if certain additional milestones are met. The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to and including $750 million; 13% on net sales above $750 million and up to and including $1.5 billion; 16% on net sales above $1.5 billion and up to and including $2.0 billion; 18% on net sales above $2.0 billion and up to and including $3.0 billion; and 20% on net sales exceeding $3.0 billion.

The royalties payable to us by J&J are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Royalties are also reduced for licensing payments made by J&J to Halozyme in connection with SC DARZALEX net sales. Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first U.S., European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. Our issued U.S., European and Japanese patents covering daratumumab, after giving effect to issued U.S., European and Japanese PTEs and SPCs, expire in 2029, 2031, and 2030, respectively. J&J owns a separate patent portfolio related to the subcutaneous formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents.

J&J may fully or partially terminate the agreement at any time upon 150 days’ prior written notice to us. Upon J&J’s termination of the agreement, we are granted an exclusive, perpetual, sublicensable license under any intellectual property controlled by J&J or its affiliates to the extent necessary to make, have made, import, use, offer to sell or sell the terminated licensed product in such territory where the license has been terminated. If certain milestones have been met by J&J prior to the termination, then we must pay royalties to J&J for 10 years from our first commercial sale of a licensed product.

Genmab had been engaged in arbitration with J&J since September 2020 concerning certain matters related to its license agreement relating to daratumumab. The arbitration is now concluded. See “Item 8 – Financial Information—Legal Proceedings” for more information.

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

Roche / Amgen Teprotumumab Collaboration

In May 2001, Genmab entered a research collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products.

Teprotumumab was initially developed in collaboration between Genmab and Roche, and later investigated under license from Roche by River Vision Development Corporation and Horizon Therapeutics for ophthalmic use. The product was approved under the brand name TEPEZZA in 2020 by the U.S. FDA for the treatment of TED and in 2024 by Japan's MHLW for the treatment of active or high clinical activity score (“CAS”) TED. In October 2023, Amgen completed its acquisition of Horizon Therapeutics, including all rights to the development and commercialization of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales of TEPEZZA, on a country-by-country basis, for 10 years following the first commercial sale in such country.

J&J DuoBody Collaboration (Amivantamab, Teclistamab and Talquetamab)

In 2012, and as amended in 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using our DuoBody platform.

Genmab will receive milestones and royalties between 8% and 10% on net sales of amivantamab, a mid-single digit royalty on net sales of teclistamab, and a mid-single digit royalty on net sales of talquetamab. Pursuant to the terms of the DuoBody agreement, J&J’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant patent (as defined in the agreement) covering the licensed product in such country. Royalties for amivantamab, teclistamab and talquetamab are subject to a reduction in countries and territories where there are no relevant patents (as defined in the agreement), among other reductions. Genmab pays a royalty to Medarex based on net sales of amivantamab. All research work is funded by J&J.

Amivantamab, teclistamab and talquetamab have received regulatory approval.

Certain other Collaborations, Agreements and Enabling Technologies

J&J HexaBody-CD38 Collaboration

In June 2019, we entered into an exclusive worldwide license and option agreement with J&J to develop and commercialize HexaBody-CD38, a next-generation human CD38 mAb product incorporating our proprietary HexaBody technology. Under the terms of the agreement, we have agreed to collaborate exclusively with J&J on HexaBody-CD38 and to fund research and development activities until completion of clinical proof-of-concept studies in MM and DLBCL. Based on the data from these trials, J&J may exercise its option and receive a worldwide exclusive license to certain of our intellectual property and an exclusive sublicense to certain intellectual property that we license from third parties, in each case, to develop, manufacture and commercialize HexaBody-CD38. If J&J exercises this option, we will be entitled to a $150 million option exercise fee and up to $125 million in development milestones, as well as a flat royalty rate of 20% on sales of HexaBody-CD38 until a specified time in 2031, followed by 13% to 20% tiered royalties on net sales thereafter. Upon exercising the option, J&J will be entitled to terminate the agreement in its entirety or on a country-by-country basis for any reason with 150 days’ prior written notice to us. Should J&J not exercise its option, the agreement will terminate, and we may unilaterally continue to develop and commercialize HexaBody-CD38 for daratumumab-resistant patients, and in all other indications except those MM or amyloidosis indications where daratumumab is either approved or is being actively developed. The IND for HexaBody-CD38 was submitted to the FDA in October 2020. The first patient was dosed with HexaBody-CD38 in March 2021. In December 2024, per the terms of the agreement between Genmab and J&J, Genmab submitted a data package to J&J, comparing HexaBody-CD38 to daratumumab in CD38 monoclonal antibody-naïve R/R MM patients.

Medarex UltiMAb® System License

In 1999, we entered into a license agreement with Medarex, now a wholly owned subsidiary of BMS, pursuant to which we received access to the UltiMAb technology, the KM Mouse technology and the right to obtain antibody-exclusive licenses for an unlimited number of antigens and own the worldwide development and commercialization rights to antibody products targeting such antigens. In addition, Medarex granted us antigen-exclusive licenses in exchange for Genmab shares that are fully paid-up subject to, in case the products have been generated in the KM Mouse, pass-through of milestones and royalties payable by Medarex under its own license of the KM Mouse technology. Our principal obligation under this agreement is to make milestone and royalty payments in connection with any such antibody-exclusive licenses or in connection with use of the KM Mouse technology under this agreement. We used technology licensed from Medarex to generate daratumumab, ofatumumab, tisotumab forming part of tisotumab vedotin, the CD20 antibody forming part of epcoritamab (DuoBody-CD3xCD20), and certain of our other product candidates. Based on the type of license and technology used in their development, product candidates that are subject to future payment obligations under this license agreement include ofatumumab, epcoritamab (DuoBody-CD3xCD20), amivantamab (DuoBody-cMetxEGFR) and amlenetug (Lu AF82422), but do not include daratumumab, tisotumab vedotin and HexaBody-CD38. With respect to ofatumumab and amlenetug, Novartis and Lundbeck, respectively, have agreed to bear the majority of our payments to Medarex under these agreements. Milestones for the product candidates subject to payment obligations are payable by us or our collaboration partners across all such product candidates currently in development. Royalties are in the low single digits of net sales.

Other Collaborations and Agreements

We have other active collaborations and agreements with a number of companies, including J&J, ADC Therapeutics, BMS, Lundbeck, Amgen, Immatics, Novo Nordisk, CureVac AG and argenx to create, develop and/or commercialize antibody candidates and/or license certain of our product candidates and use of our technology platforms. Under certain collaborations and agreements, which we have entered into in the ordinary course of business, and where we have licensed our product candidates or technology platforms, we typically receive or are entitled to receive upfront cash payments, progress- and sales-dependent milestones for the achievement by our collaborators of certain events, and, where applicable, research funding. We also are entitled to receive royalties on net sales of commercialized products resulting from the collaborations. We also enter into certain agreements where Genmab is obligated to make upfront cash payments and milestone payments to third parties upon the achievement of certain development, regulatory and commercial events as well as obligated to pay royalties on net sales of commercialized products.

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

Intellectual Property

Patents

As of December 31, 2024, we held more than 3,047 patents and patent applications, including more than 89 issued U.S. patents and 150 U.S. patent applications. All of our current issued patents and patent applications are projected to expire between 2025 and 2044.

Our owned and licensed patents and patent applications are directed to daratumumab, ofatumumab, tisotumab vedotin, epcoritamab, our product candidates, antibodies, our proprietary technologies and other antibody based and/or enabling technologies. We commonly seek patent claims directed to compositions of matter, including antibodies, bispecific antibodies, and ADCs, as well as methods of using such compositions. When appropriate, we also seek claims to related technologies, such as antibody format technologies and linker-payloads suitable for ADCs. For daratumumab, ofatumumab, tisotumab vedotin, epcoritamab and each of our product candidates, we or our collaboration partners have filed or expect to file multiple patent applications. We maintain patents and prosecute applications worldwide for technologies that we have out licensed, such as our DuoBody technology. Similarly, for partnered products and product candidates, such as daratumumab, ofatumumab, tisotumab vedotin and epcoritamab, we seek to work closely with our development collaboration partners to coordinate patent efforts, including patent application filings, prosecution, PTE, defense and enforcement. As our products and product candidates advance through research and development, we and/or our collaboration partners seek to diligently identify and protect new inventions, such as formulations, combination therapies, and methods of treatment. We also work closely with our scientific personnel to identify and protect new inventions that could eventually add to our development or technology pipeline.

With respect to daratumumab, we have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. Our patents do not begin to expire until March 2026. The issued U.S., European and Japanese PTEs and SPCs, expire in 2029, 2031 and begin to expire in 2030, respectively.

With respect to ofatumumab, our issued patents covering ofatumumab began to expire in October 2023, with the U.S. composition of matter patent extended to May 2031. In addition, we have PTEs granted in Japan which expire in 2028.

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

With respect to epcoritamab, we have issued patents and pending patent applications in numerous jurisdictions, including the U.S., Europe and Japan. Our U.S., European and Japanese patent applications and issued patents covering the composition of matter for epcoritamab do not begin to expire until January 2035. In addition, we have filed a request for PTE in the U.S. and Japan covering the composition of matter for epcoritamab which, if granted, would provide protection beyond 2035. In addition to our key composition of matter patents for epcoritamab, we have issued patents and pending patent applications in numerous jurisdictions relating to specific formulations, dosing regimens, indications and combination therapies that may offer additional protection.

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

The information in “Intellectual Property” is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information. Significant legal issues remain unresolved as to the extent and scope of available patent protection for biotechnology products and processes in the U.S. and other important markets outside the U.S. We expect that litigation will likely be necessary to determine the term, validity, enforceability, and/or scope of certain of our patents and other proprietary rights. An adverse decision or ruling with respect to one or more of our patents could result in the loss of patent protection for a product and, in turn, the introduction of competitor products or follow-on biologics to the market earlier than anticipated.

Patents expire, on a country-by-country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, PTE and SPC and requirements for terminal disclaimers. Although we believe our owned and licensed patents and patent applications provide us with a competitive advantage, the patent positions of biotechnology and pharmaceutical companies can be uncertain and involve complex legal and factual questions. We and our collaboration partners may not be able to develop patentable products or processes or obtain patents from pending patent applications. Depending on the terms of the relevant collaboration agreement, on how those terms are interpreted, and on other legal considerations, we may not be entitled to royalties based on sales by our collaboration partners that are protected only by patents owned by those partners. In the event of patent issuance, the patents may not be sufficient to protect the proprietary technology owned by or licensed to us or our collaboration partners. Our or our collaboration partners’ current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented. In addition, changes to patent laws in the U.S. or in other countries may limit our ability to defend or enforce our patents or may apply retroactively to affect the term and/or scope of our patents. Our patents have been and may in the future be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed or unenforceable under U.S. or foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the U.S. and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us or our collaboration partners. Our collaboration partners’ patents may also be circumvented, which may allow third parties to use similar technologies without a license from us or our collaboration partners.

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

In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai,

JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief. Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and intend to vigorously defend against the lawsuit, and thus no provision has been recorded related to this matter.

Trademarks

As of January 1, 2025, we and/or our subsidiaries own approximately 383 trademark registrations and applications, hereof 33 U.S. trademark registrations and applications, including: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HexaBody®; HuMax®; DuoBody®; DuoHexaBody® and HexElect®. ProfoundBio™ is a trademark of ProfoundBio (Suzhou) Co., Ltd. and Genmab A/S. Rina-S™ is a trademark of Genmab A/S. TIVDAK ® is a trademark of Seagen Inc. and Genmab A/S. EPCORE®, EPKINLY® and TEPKINLY® are trademarks of AbbVie Biotechnology Ltd. and Genmab A/S. ARZERRA® is a trademark of Novartis Pharma AG. Kesimpta® is a trademark of Novartis Pharma AG or its affiliates. DARZALEX®, DARZALEX FASPRO® RYBREVANT®, TECVAYLI®, and TALVEY® are trademarks of Johnson & Johnson. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. Other than the registered trademarks listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition. We are seeking to register and will continue to seek to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. If we do not secure trademark registration successfully for our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our rights in our trademarks, trade names and service marks against third parties.

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

Prior to beginning the first clinical trial with a product candidate in the U.S., we or our collaboration partner must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an IND product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro trials assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

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

Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical objective that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing trials or completion of ongoing trials, including the start of a confirmatory Phase III trial, after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, a sponsor may seek FDA BTD of its product candidate if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant objectives, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the non-clinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross disciplinary review; assigning a cross disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. BTD also allows the sponsor to submit sections of the BLA for review on a rolling basis.

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

Also, the U.S. FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

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

Review and Approval of Medicinal Products in the EU

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

Regulation and Procedures Governing Approval of Medicinal Products in Japan

In order to market any medical product in Japan, a company must comply with numerous and varying regulatory requirements regarding quality, safety and efficacy in conducting clinical trials, obtaining marketing approval, distributing products and conducting product sales. Japan is a member of the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) and has pharmaceutical law and regulations that are similar in many respects to those of the U.S. and the EU. These requirements are embodied in the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices (“Pharmaceuticals and Medical Devices Act”) and related cabinet orders, Ministerial ordinances, and guidelines. A Pharmaceutical company that manufactures or markets medical products in Japan is subject to the supervision of the MHLW, primarily under the Pharmaceuticals and Medical Devices Act.

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

It is a requirement to obtain marketing approval from the MHLW for the marketing of each medical product. An application for marketing approval must be made through the PMDA. The PMDA reviews the results of the quality and nonclinical and clinical studies that show the efficacy and safety of the product candidate. A data compliance review, on-site inspection for good clinical practice, audit and detailed data review for compliance with cGMPs are undertaken by the PMDA. The application is then discussed by the committees of the Pharmaceutical Affairs and Food Sanitation Council. Based on the results of these reviews, the final decision on approval is made by the MHLW.

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

Non-clinical studies performed to demonstrate the safety of new chemical or biological substance must be conducted in compliance with the principles of Japanese cGLPs, which reflect the Organization for Economic Co-operation and Development (“OECD”) requirements. Currently, Japan, the EU and U.K. have a mutual recognition agreement for cGLPs, and data generated compliant with EU requirements will be accepted by the Japanese authorities. There is no similar agreement with the U.S., but this is not a significant issue because of the OECD arrangement.

A marketing license-holder that has obtained marketing approval for a new molecular entity, administration route, combination drugs, indication, or posology must have that pharmaceutical re-examined by the PMDA for a specified period after receiving marketing approval. Such re-examination period for EPKINLY is stated to be eight (8) years after the marketing approval in September 2023. The purpose of this re-examination process is to ensure the safety and efficacy of a newly approved pharmaceutical by imposing on the marketing license-holder the obligation to gather clinical data for a certain period after the marketing approval was granted in order for the PMDA to have the opportunity to re-examine the product. Results of use and other pertinent data must be attached for an application for a re-examination. A marketing license holder that has obtained marketing approval is also required to investigate, among other things, the results of use and to periodically report to the PMDA pursuant to the Pharmaceuticals and Medical Devices Act. During the re-examination period, exclusivity on the market is granted regardless of effective patent.

The MHLW may require additional post-approval studies (Phase IV) for some specific cases, to further evaluate safety and/or to gather information on the use of the product under specified conditions.

In Japan, public medical insurance systems cover the entire Japanese population. The public medical insurance system, however, does not cover any medical product which is not listed on the National Health Insurance (“NHI”) price list published by the Minister of the MHLW. Accordingly, a marketing license-holder of medical products must first have a new medical product listed on the NHI price list in order to obtain its coverage under the public medical insurance system. New regulatory approved drugs are listed on the NHI price list within 60 or 90 days after its regulatory approval. The NHI price list listed EPKINLY in November 2023.

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

C.   Organizational Structure

Genmab A/S holds investments either directly or indirectly in the following significant subsidiaries: Genmab B.V. (Utrecht, the Netherlands), Genmab Holding B.V. (Utrecht, the Netherlands), and Genmab US, Inc. (New Jersey, USA). These subsidiaries perform certain research and development, selling, general and administrative, and management activities on behalf of Genmab A/S.

D.   Property And Equipment

The following table specifies our material leased facilities and their related activities:

Location	Use of facility	Area (in square feet)	Lease expiry date
Valby, Denmark	Corporate headquarters	174,829	February, 2038
Ballerup, Denmark	Office and laboratory space	45,622	June, 2031
Utrecht, Netherlands	Office, laboratory, and pre-clinical development space	90,061	May, 2032
Zeist, Netherlands	Office, laboratory, and pre-clinical development space	41,437	December, 2025
Utrecht, Netherlands	Office, laboratory, and pre-clinical development space	59,352	June, 2032
Utrecht, Netherlands	Office, laboratory, and pre-clinical development space	61,795	April, 2032
Plainsboro, NJ, USA	Office and laboratory space	135,136	August, 2031
Plainsboro, NJ, USA	Office and laboratory space	135,476	July, 2036
Tokyo, Japan	Office space	28,744	June, 2029

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address unmet medical needs and improve treatment outcomes for patients with cancer and other serious diseases. Our goal in building our pipeline is to bring medicines to market ourselves in geographic areas where we believe we will be able to maximize their value.

Our current priorities are the late-stage programs epcoritamab, Rina-S and acasunlimab. Epcoritamab, marketed as EPKINLY in the US and Japan and TEPKINLY outside of those territories, is being developed and commercialized in collaboration with AbbVie. Epcoritamab is the first and only bispecific antibody approved in the US and Europe to treat both R/R DLBCL and R/R FL. It is also approved in Japan for R/R DLBCL. Rina-S and acasunlimab are wholly owned by Genmab and entered Phase III clinical development in 2024.

Our full pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and ADCs. We currently have 12 proprietary products in total, including programs where we retain 50% of product rights in collaboration with partners, or product candidates in active clinical development. These also include our first commercial product, tisotumab vedotin, marketed as Tivdak. This is being developed and commercialized in collaboration with Pfizer. In 2024, Tivdak was granted full approval by the FDA for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is the first and only FDA approved ADC in this indication. In addition to our marketed products and clinical product candidates, we have multiple in-house and partnered pre-clinical programs.

To develop and deliver novel therapies to patients, we have formed strategic collaborations with biotechnology and pharmaceutical companies. We selectively enter into collaborations with other biotechnology and pharmaceutical companies that build our network in the biotechnology space and give us access to complementary technologies or products that move us closer to achieving our vision and fulfilling our core purpose. In addition to our own pipeline of product candidates, our innovation and proprietary technology are applied in the pipelines of third-party companies. These companies are running clinical development programs with antibodies created by us or created using our DuoBody bispecific antibody technology. Under the agreements for these products, we are entitled to certain potential milestones and royalties. There are currently six approved products being developed by third-party companies: daratumumab, marketed by J&J as DARZALEX (IV formulation) and DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the U.S., Europe, Japan and certain other territories for the treatment of certain indications of MM and AL amyloidosis; amivantamab, marketed in the U.S., Europe and certain other territories as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic NSCLC with EGFR exon 20 insertion mutations; teclistamab, marketed in the U.S. and Europe as TECVAYLI for the treatment of certain adult patients with R/R MM; SC ofatumumab, marketed in the U.S., Europe, Japan and certain other territories as Kesimpta by Novartis for the treatment of RMS and teprotumumab, marketed in the U.S. as TEPEZZA by Amgen for the treatment of TED.

For our proprietary commercial products EPKINLY and Tivdak, our commercialization rights and related revenues and expenses vary by jurisdiction as further described below:

●	EPKINLY collaboration with AbbVie. Genmab shares commercial responsibilities for epcoritamab, marketed as EPKINLY, with AbbVie in the U.S. and Japan, while AbbVie is responsible for global commercialization outside of the U.S. and Japan. We are the principal for net sales of EPKINLY in the U.S. and Japan and therefore record such sales as net product sales. In the U.S. and Japan, we share with AbbVie 50% of such sales and related cost of product sales and these amounts are classified as cost of product sales. We and AbbVie are each responsible for 50% of the aggregate research and development and sales and marketing costs of EPKINLY in the U.S. and Japan, and we classify our share of such costs in research and development and selling, general and administrative expenses, respectively. We are entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan, subject to certain royalty reductions.
●	Tivdak collaboration with Pfizer. Genmab is co-promoting tisotumab vedotin, marketed as Tivdak, in the U.S. with Pfizer, with Pfizer recording U.S. sales and Genmab receiving a 50% share of profit on such sales. Genmab is co-promoting tisotumab vedotin, marketed as Tivdak, in the U.S., and we will lead commercial operational activities and record sales in Japan, when approved. Effective January 1, 2025, Genmab and Pfizer agreed to amend the global development and commercialization agreement for Tivdak, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region. Pfizer will lead operational commercial activities in China, when approved, with a 50:50 profit split.

Our results of operations have been, and we expect them to continue to be, affected by our collaboration with J&J for the development and commercialization of daratumumab. Since inception, we have funded our operating requirements primarily through proceeds from equity financing and milestone payments and royalties from our collaboration partners. We expect to continue to fund a significant portion of our development expenses for our proprietary product candidates as well as our planned commercialization activities with funds received from royalties and milestone payments from our collaboration partners.

For a description of certain of our product and technology collaborations including relevant royalty tiers, milestones and expense sharing provisions, please refer to “Item 4.B—Business Overview—Product and Technology Collaborations”.

Acquisition of ProfoundBio, Inc.

On May 21, 2024 (“Acquisition Date”), we completed the previously announced acquisition of all of the outstanding shares of ProfoundBio, resulting in ProfoundBio becoming a wholly-owned subsidiary of Genmab. The acquisition of ProfoundBio gave us worldwide rights to three candidates in clinical development, including ProfoundBio’s lead drug candidate, Rina-S. In addition, we acquired ProfoundBio’s novel ADC technology platforms. Rina-S is a clinical-stage, FRα-targeted, TOPO1 ADC, currently in a Phase III clinical trial for the treatment of PROC. Based on the data from the ongoing Phase I/II clinical trial we intend to continue to broaden the development plans for Rina-S within ovarian cancer and other FRα-expressing solid tumors. In January 2024, the U.S. FDA granted FTD to Rina-S for the treatment of patients with FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

See Note 5.5 in our Audited Financial Statements for additional details regarding our acquisition of ProfoundBio.

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

The majority of our revenue is recognized from our collaboration partners under our collaboration agreements. In particular, our ability to generate revenue significantly depends on the success of J&J’s continued ability to effectively maintain and grow sales of DARZALEX for its approved indications, expand its indications, and successfully compete with existing and potential new investigational agents and technologies that are currently being marketed or studied for the same indications as DARZALEX. In addition, the royalties payable by J&J are limited in time. Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first U.S., European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. J&J owns a separate patent portfolio related to the subcutaneous formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents. Our issued U.S., European and Japanese patents covering daratumumab, after giving effect to issued U.S., European and Japanese PTEs and SPCs, expire in 2029, 2031 and begin to expire in 2030, respectively. Assuming constant underlying sales of DARZALEX, we expect that our royalties from sales of DARZALEX will begin to decline materially in 2029 following expiration of our U.S. patent rights on daratumumab. We have also received, and in the future may from time to time receive, revenues from milestones and other payments relating to our collaborations.

In addition to revenue recognized from our collaboration partners, we also record revenue for sales of our proprietary commercial products. Epcoritamab was approved by the FDA and Japan MHLW in May 2023 and September 2023, respectively, and is marketed in the U.S. and Japan under the tradename EPKINLY. Our net product sales derive solely from EPKINLY. Tisotumab vedotin was approved by the FDA in September 2021, and is currently marketed in the U.S. as Tivdak. Pfizer records net product sales in the U.S. and shares 50% of the profit of such sales with us, and we record this profit share as collaboration revenue. Our ability to generate revenue from our proprietary commercial products, including EPKINLY and Tivdak, depends on the commercial potential of such products as well as our ability to successfully commercialize them.

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

Cost of Product Sales

Cost of product sales includes direct and indirect costs relating to the manufacture of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Cost of product sales also includes profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. For the year ended December 31, 2024, the only profit-sharing amounts recorded as cost of product sales relate to 50:50 sharing of sales and related cost of product sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

Research and Development Expenses

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

Selling, General and Administrative Expenses

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

Acquisition and Integration Related Charges

In the year ended December 31, 2024, acquisition related charges comprise payments to holders of outstanding ProfoundBio equity awards related to post-combination services. The remaining expenses are integration related charges, which comprise professional fees incurred to assist with the integration of ProfoundBio into our operations post-acquisition.

See Note 5.5 in our Audited Financial Statements for additional details regarding our acquisition of ProfoundBio.

Results of Operations

Financial Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023 and Financial Results for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The information on pages 52-60 in our Annual Report 2024 under the heading “Financial Review” is incorporated herein by reference.

Significant Accounting Policies

The information in Note 1.1 to our Audited Financial Statements included in our Annual Report 2024 is incorporated herein by reference.

Implementation of New and Revised Standards and Interpretations

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2024 is incorporated herein by reference.

Standards and Interpretations Not Yet in Effect

The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2024 is incorporated herein by reference.

B.    Liquidity and Capital Resources

The information on pages 58-59 in our Annual Report 2024 under the heading “Liquidity and Capital Resources” is incorporated herein by reference.

The description of our internal and external sources of liquidity, including Genmab’s undrawn unsecured three-year revolving credit facility, in Note 4.1 to our Audited Financial Statements included in our Annual Report 2024 is incorporated herein by reference.

The description of our lease obligations in Note 3.3 to our Audited Financial Statements included in our Annual Report 2024 is incorporated herein by reference.

The description of our contractual obligations related to a number of agreements, primarily related to research and development activities, in Note 5.3 to our Audited Financial Statements included in our Annual Report 2024 is incorporated herein by reference.

The description of our contingent commitments under our license and collaboration agreements that may become due for future payments in Note 5.3 to our Audited Financial Statements included in our Annual Report 2024 is incorporated herein by reference. The contingent commitments entail uncertainties regarding the period in which payments are due because these obligations are dependent on milestone achievements, most of which are not expected to be incurred within the next five years.

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Executive Management

The following table sets forth the name, age and position of each member of our Board of Directors (“Board”) members as of the date of this Annual Report on Form 20-F. Our Board consists of six members elected by our shareholders at the general meeting (“Shareholder Elected Members” and each, a “Shareholder Elected Member”), and three members elected by our employees (“Employee Elected Members” and each, an “Employee Elected Member”). Shareholder Elected Members are elected by our shareholders every year and Employee Elected Members are elected by our employees every third year. The terms of office of the Shareholder Elected Members and Employee Elected Members expire in 2025. All members of the Board, however elected, are eligible for re-election.

The business address of our directors is our registered office address at c/o Genmab A/S, Carl Jacobsens Vej 30, 2500 Valby, Denmark.

Name of Board Member	Age	Position(s)
Deirdre P. Connelly	64	Chair (independent, Shareholder Elected)
Pernille Erenbjerg	57	Deputy Chair (independent, Shareholder Elected)
Anders Gersel Pedersen	73	Board member (non-independent, Shareholder Elected)
Paolo Paoletti	74	Board member (independent, Shareholder Elected)
Rolf Hoffmann	65	Board member (independent, Shareholder Elected)
Elizabeth O’Farrell	60	Board member (independent, Shareholder Elected)
Takahiro Hamatani	50	Board member (non-independent, Employee Elected)
Martin Schultz	49	Board member (non-independent, Employee Elected)
Mijke Zachariasse	51	Board member (non-independent, Employee Elected)

The following is a brief summary of the business experience of our Board members:

Deirdre P. Connelly was elected to the Board in 2017 and currently acts as Chair of the Board and as the Chair of the Nominating and Corporate Governance Committee. She is a member of the Audit and Finance Committee and Compensation Committee. Ms. Connelly has more than 30 years’ experience as a corporate leader and board member in publicly traded companies with global operations. She has comprehensive knowledge and experience with business turnaround and product development and has successfully directed the launch of more than 20 new pharmaceutical drugs. As a former HR executive, Ms. Connelly also valuable insight in corporate culture transformation, talent development and managing large organizations. She furthermore has significant experience with the development of governance and ESG responsibilities from various leadership roles and as a board member. Ms. Connelly was formerly the President of North America Pharmaceuticals for GlaxoSmithKline plc from 2009 to 2015 and currently serves on the Board of Directors of the Lincoln Financial Corporation where she is Chair of the Compensation Committee and a member of the Audit Committee, Corporate Governance Committee and Executive Committee. She also serves on the Board of Directors at Macy’s, Inc. where she is Chair of the Nominating and Corporate Governance Committee and a member of the Compensation and Management Development Committee. Prior to her time at GlaxoSmithKline plc, she spent 26 years with Eli Lilly and Company from 1984 to 2009, which included tenures as President of U.S. Operations, Vice President of Human Resources and President of Global Women’s Health. She holds a bachelor’s degree in Economics and Marketing from Lycoming University and is a graduate of Harvard University’s Advanced Management Program.

Pernille Erenbjerg was elected to the Board in 2015 and currently acts as Deputy Chair of the Board, as well as the Chair of the Audit and Finance Committee and as a member of the Nominating and Corporate Governance Committee. Ms. Erenbjerg has significant expertise in the operation and strategic transformation of large and complex companies, including digital transformations and digitally-based innovations. She has been responsible for major transformation processes, including mergers and acquisitions (“M&A”), within complex organizations. Furthermore, she has significant IT and cybersecurity expertise and ESG experience from various executive and non-executive positions. Ms. Erenbjerg has a Certified Public Accountant background (no longer practicing) and a comprehensive background within finance, including significant exposure to public and private equity and debt investors. She is a former CEO and President of TDC Group A/S. Ms. Erenbjerg is an audit committee financial expert based on her professional experience, including her background within accounting, her service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies. Ms. Erenbjerg previously served as the Group CEO and President of TDC A/S, and, prior to that, served as the Group CFO of the same Company. She currently serves as Chair of KK Wind Solutions. In addition, she is a member of the Board of the RTL Group, where she serves as Chair of the Audit Committee, and a member of the Board of GlobalConnect. She is formerly a partner at Deloitte Touche Tohmatsu Limited and spent 14 years as a Certified Public Accountant (“CPA”) at Arthur Anderson LLP from 1987 to 2002. Ms. Erenbjerg holds a B.S. and an M.Sc. in Economics from Copenhagen Business School.

Anders Gersel Pedersen was elected to the Board in 2003 and currently serves as the Chair of the Compensation Committee. He also serves on the Nominating and Corporate Governance Committee and the Scientific Committee. Dr. Pedersen currently has more than 30 years’ board and management experience in publicly traded, international pharmaceutical and biotech companies. He has significant knowledge and expertise in discovery and development of the product pipeline from preclinical activities to post-launch marketing studies as well as general business experience. Dr. Pedersen furthermore has significant experience with the global pharmaceutical market, as well as knowledge of governance and the development of ESG responsibilities from both various leadership roles and as a board member. He serves as the Chair of the Board of Aelis Farma S.A.S., and as Deputy Chair of the Board of Bavarian Nordic A/S, where he is also a member of the Finance, Risk and Audit Committee and the Science, Technology & Investment Committee. He is a member of the Board of Hansa Biopharma AB, where he is also Chair of the Scientific Committee and a member of the Remuneration Committee. Additionally, he is a member of the Board of Bond 2 development 2 GP limited and was formerly the Executive Vice President of Research & Development at H. Lundbeck A/S. Dr. Pedersen holds a medical degree and a doctoral degree in neuro-oncology from University of Copenhagen and a B.S. in Business Administration from Copenhagen Business School. He is a member of the ESMO, the American Society of Clinical Oncology, the Danish Society of Medical Oncology, the Danish Society of Internal Medicine and the International Association for the Study of Lung Cancer.

Paolo Paoletti was elected to the Board in 2015 and currently serves as the Chair of the Scientific Committee and as a member of the Compensation Committee. Dr. Paoletti has significant experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible of the development of several globally-approved medicines and the related global commercial strategies. As an executive, he has led cross-functional teams in the development and registration of medicines and has been responsible for all compliance aspects for the R&D organization. Dr. Paoletti has successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S. and in Europe. He furthermore has significant experience with governance from various leadership roles, including as a board member. Dr. Paoletti served as President of Oncology at GlaxoSmithKline plc and in various roles at Eli Lilly and Company, including Vice President of Oncology Research. Prior to its acquisition by Takeda, Dr. Paoletti was the CEO of GammaDelta Therapeutics Limited. He is currently a member of the Investment Committee for Apollo Therapeutics Limited and a scientific advisor for 3B Future Health Fund. He was formerly the CEO of Kesios Therapeutics Ltd. from 2015 to 2017 and previously served as a member of the Board of NuCana BioMed Ltd and Psioxus Therapeutics Ltd (renamed Akamis Bio). Dr. Paoletti holds a medical degree from the University of Pisa.

Rolf Hoffmann was elected to the Board in 2017 and is a member of the Audit and Finance Committee and the Scientific Committee. Mr. Hoffmann has more than 30 years’ experience in senior management and as a board member in the life science industry worldwide. He has significant expertise in creating and optimizing commercial opportunities in global markets and has managed large, global companies. Mr. Hoffmann furthermore has knowledge and experience with governance, compliance and organizational efficiency from various management positions as well as a board member. Mr. Hoffmann has held a variety of sales and marketing and executive management positions at Eli Lilly and Company from 1987 to 2004 and served at Amgen Inc. from 2004 to 2016 and is a former Senior Vice President, International Commercial Operations and former Senior Vice President, U.S. Commercial Operations with Amgen. Mr. Hoffmann is currently an adjunct professor of Strategy and Entrepreneurship at the University of North Carolina Business School. He is a member of the Boards of Semdor Pharma and Sun Pharmaceutical Industries Ltd. He holds an M.A. in English from the University of Cologne, an MA in Kinesiology from Deutsche Sporthochschule Köln in Cologne, Germany and an MBA from the University of North Carolina at Chapel Hill.

Elizabeth O’Farrell was elected to the Board in 2022 and is a member of the Audit and Finance Committee and the Compensation Committee. Ms. O’Farrell has solid financial experience from her 25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Ms. O’Farrell has significant knowledge and expertise with enacting change in enterprises. In addition to experience at Price Waterhouse and Whipple & Company Corporation, Ms. O’Farrell held various executive management positions at Eli Lilly and Company, including as former Chief Procurement Officer. Ms. O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies. She is Chair of the Board of PDL BioPharma where she is also Chair of the Compensation

Committee and a member of the Audit Committee and the Cost Committee. She is a member of the Board of Geron Corporation where she is Chair of the Audit Committee and a member of the Strategic Committee. She is also a member of the Boards of LENSAR and Karius and she is the Chair of the Audit Committee for both. Ms. O’Farrell holds a degree in accounting as well as an MBA in Management Information Systems from Indiana University, Bloomington and has also served in roles at Price Waterhouse and Whipple & Company Corporation.

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

Name of Member of Executive Management	Age	Position(s)
Jan G. J. van de Winkel	63	President and Chief Executive Officer (“CEO”)
Anthony Pagano	47	Executive Vice President and Chief Financial Officer
Judith Klimovsky	68	Executive Vice President and Chief Development Officer
Tahamtan Ahmadi	52	Executive Vice President and Chief Medical Officer, Head of Experimental Medicines
Birgitte Stephensen	64	Executive Vice President and Chief Legal Officer
Christopher Cozic	47	Executive Vice President and Chief People Officer
Martine J. van Vugt	54	Executive Vice President and Chief Strategy Officer
Rayne Waller*		Executive Vice President and Chief Technical Operations Officer
Brad Bailey*	57	Executive Vice President and Chief Commercial Officer

* – Brad Bailey and Rayne Waller were appointed Executive Vice President and Chief Commercial Officer, and Executive Vice President and Chief Technical Operations Officer, respectively, and members of the Executive Management in August 2024.

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

Judith Klimovsky joined us in 2017 and currently serves as the Executive Vice President and Chief Development Officer. She worked previously as a drug developer and has more than 20 years of experience in research and development leadership roles at BMS and Novartis. Dr. Klimovsky is also a medical doctor who has worked as a clinician in hospital environments. Prior to joining us, she held various positions at Novartis Pharma AG from 2009 to 2017, including Senior Vice President, Head of Clinical Development. Dr. Klimovsky is a member of the Board of Bio-Techne. She holds a medical degree from the Universidad de Buenos Aires in Argentina.

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

Martine J. van Vugt started her professional career with us in 2001 and was appointed Executive Vice President and Chief Strategy Officer in 2023 and is currently responsible for Corporate Strategy, Corporate Development, Business Development and Licensing & Alliance Management. She has been active in business development operations since 2011. From 1998 until joining us in 2001, she studied dendritic cell vaccination therapy as a post-doctoral fellow. Dr. van Vugt holds an M.Sc. from the University of Wageningen and a Ph.D. from Utrecht University.

Rayne Waller joined Genmab in 2024 as Executive Vice President and Chief Technical Operations Officer, responsible for all elements of technical operations from early-to-mid-stage product development through global manufacturing of both clinical and commercial products. Prior to joining Genmab, Mr. Waller served as Chief Operating Officer at Capsida Biotherapeutics, with responsibility for all aspects of technical operations as well as program management, human resources, and information technology. Prior to Capsida Biotherapeutics, Mr. Waller spent 27 years at Amgen in roles of increasing responsibility across manufacturing and supply chain Management. These roles included Vice President and site head of Amgen Manufacturing Limited in Puerto Rico, Vice President of European site operations, and Vice President of Global Supply Chain Management with responsibility for contract manufacturing, global supply management, alliance management, operations strategic planning, and risk management. Mr. Waller holds a Bachelor of Science degree in Business Administration from the University of Arizona.

Brad Bailey joined Genmab in 2020 and became Executive Vice President and Chief Commercial Officer effective August 19, 2024. Mr. Bailey leads Genmab’s commercial organization globally and is responsible for driving growth across the company’s portfolio and delivering its antibody-based medicines to patients. In his prior role as Senior Vice President and General Manager Genmab’s United States operations, Mr. Bailey established the company’s commercial organization in the US and led the launches of Genmab’s first two marketed medicines. With more than 25 years in the healthcare industry, Mr. Bailey has extensive experience in strategic and operational commercial leadership roles across specialty biopharma, oncology, immunology, and other serious diseases in the US and around the world. He holds a Bachelor of Science in Business Administration from Clemson University.

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

See Note 5.1 to our Audited Financial Statements included in our Annual Report 2024 for details on compensation of our directors in connection with their membership to the Board and our Executive Management in connection with their employment with us.

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

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2024 for more details of our warrant program, our outstanding warrants and a summary of the holders of such warrants as of December 31, 2024.

Warrant Compensation

During 2024, no members of Executive Management were granted warrants by our Board. Following an amendment to the Remuneration Policy at our 2023 Annual General Meeting, members of Executive Management and members of the Board may only be granted RSUs.

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

See Note 4.6 to our Audited Financial Statements included in our Annual Report 2024 for more details of our RSU program, our outstanding RSUs and a summary of the holders of such RSUs as of December 31, 2024.

Restricted Stock Unit Compensation

During 2024, our Board granted the following RSUs to members of our Board and our Executive Management:

Name of Board Member or Executive Management, Position	Award Date	Granted	Share Price at Date of Grant (DKK)
Deirdre P. Connelly, Chair	March 13, 2024	837	2,144
Pernille Erenbjerg, Deputy Chair	March 13, 2024	698	2,144
Anders Gersel Pedersen, Board Member	March 13, 2024	698	2,144
Paolo Paoletti, Board Member	March 13, 2024	698	2,144
Rolf Hoffmann, Board Member	March 13, 2024	698	2,144
Elizabeth O'Farrell, Board Member	March 13, 2024	698	2,144
Mijke Zachariasse, Employee Elected Member	March 13, 2024	698	2,144
Martin Schultz, Employee Elected Member	March 13, 2024	698	2,144
Takahiro Hamatani, Employee Elected Member	March 13, 2024	698	2,144
Jan van de Winkel,	February 23, 2024	28,408	2,013
Chief Executive Officer
Anthony Pagano,	February 23, 2024	13,329	2,013
Chief Financial Officer
Anthony Mancini,	February 23, 2024	14,827	2,013
Chief Operating Officer*
Judith Klimovsky,	February 23, 2024	15,285	2,013
Chief Development Officer
Tahamtan Ahmadi,	February 23, 2024	14,440	2,013
Chief Medical Officer
Birgitte Stephensen,	February 23, 2024	7,862	2,013
Chief Legal Officer
Christopher Cozic,	February 23, 2024	9,997	2,013
Chief People Officer
Martine J. van Vugt,	February 23, 2024	6,245	2,013
Chief Strategy Officer
Rayne Waller,	September 26, 2024	8,160	1,598
Chief Technical Operations Officer**
Brad Bailey,	September 26, 2024	2,510	1,598
Chief Commercial Officer**

* – Anthony Mancini stepped down as Chief Operating Officer in August 2024.

** – Brad Bailey and Rayne Waller were appointed Executive Vice President and Chief Commercial Officer, and Executive Vice President and Chief Technical Operations Officer, respectively, and members of the Executive Management in August 2024.

Insurance and Discharge of Liability

According to the DCA, shareholders, at the general meeting, are permitted to discharge our Board members and registered managers from liability for any particular financial year based on a resolution relating to the period covered by the Audited Financial Statements for the previous financial year. This discharge means that the shareholders will relieve such Board members and registered managers from liability to us. However, shareholders cannot discharge any claims by individual shareholders or other third parties. In addition, the discharge can be set aside in case the general meeting prior to its decision to discharge was not presented with all reasonable information necessary for the general meeting to assess the matter at hand.

In addition, we provide our Board members and registered managers with directors’ and officers’ liability insurance, and have, similar to other Danish larger companies, implemented an indemnification scheme adopted during the 2024 Annual General Meeting that, in certain cases, covers the liability that Board members, registered managers and/or managerial employees may incur while acting in their capacities as such.

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

The Board performs its duties in accordance with the rules of procedure of the Board. The rules of procedure are reviewed and updated by all members of the Board on a regular basis. The Board meets for at least eight scheduled face-to-face, telephonic, videoconference or Teams meetings during the year. During 2024, the Board held 10 meetings in addition to the informal ongoing communication between Board members and our CEO. Our Board may consist of between three and nine Shareholder Elected Members, elected for terms of one year, with the possibility of re-election. In addition, our employees may, pursuant to Danish statutory rules regarding the representation of employees on the Board of Directors and election regulations adopted by the Board, elect employee representatives to the Board, for terms of three years, with possibility of re-election. The employees of the Company have adopted a voluntary program which allows for election of employee representatives from the Company’s directly and indirectly owned subsidiaries. Currently, the Board has three Employee Elected Members, Takahiro Hamatani, Mijke Zachariasse, and Martin Schultz. In total, our Board currently consists of nine Board members (including six Shareholder Elected Members and three Employee Elected Members). The Board elects a chair and deputy chair from among its members. The majority of our Board members are considered to be independent under the corporate governance standards of the Nasdaq Stock Market and Nasdaq Copenhagen.

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

Audit and Finance Committee

According to the Audit and Finance Committee charter, the Audit and Finance Committee must consist of at least three non-executive Board members, all of whom must be independent. Furthermore, the Chair of the Board shall not be Chair of the Audit and Finance Committee. As of the date of this Annual Report on Form 20-F, the Audit and Finance Committee consists of members Rolf Hoffmann, Elizabeth O’Farrell and Deirdre P. Connelly and is chaired by Pernille Erenbjerg. The Audit and Finance Committee assists the Board with the oversight of the financial and sustainability reporting process, the effectiveness of internal controls over financial and sustainability reporting and risk management, the independent audit process and compliance with legal and regulatory requirements, in accordance with the Audit and Finance Committee charter. Each member of the Audit and Finance Committee satisfies the independence requirements of the corporate governance standards of the Nasdaq Stock Market, and both Pernille Erenbjerg and Elizabeth O’Farrell qualify as “audit committee financial experts,” as defined in Nasdaq Rule 5605(c)(2)(A) and Item 407(d)(5)(ii) of Regulation S-K of the SEC and as determined by our Board.

Our Audit and Finance Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our Audit and Finance Committee has the following principal responsibilities:

●	overseeing the financial and sustainability reporting principles and process to ensure compliance with legal and regulatory requirements and the quality, transparency and integrity of the published financial and sustainability information;
●	overseeing the appropriateness and effectiveness of our internal controls over financial and sustainability reporting and risk management system and evaluating the need for an internal audit;
●	overseeing our audits and assurances of the Company and the independent registered accounting firm and assurances processes, including recommending the appointment of the independent financial and sustainability auditors and overseeing the annual assessment of their performance and qualifications, preapproving, and overseeing all audit and non-audit services and, to the extent permitted by applicable law, being directly responsible for the appointment, retention and compensation of the independent auditors in connection with audit, review or attestation services;
●	overseeing the operation of the Company’s internal audit function, including approving the internal audit charter, the staffing and organizational structure of the internal audit function, and monitoring management’s responsiveness to the internal auditors’ findings and recommendations, including follow-ups;
●	considering the independence of the independent financial and sustainability auditors and any potential conflicts of interest, including by (a) ensuring receipt from the independent financial and sustainability auditors of a formal written statement delineating all relationships between the independent financial and sustainability auditors and the Company, (b) actively engaging in dialogue with the independent financial and sustainability auditors with respect to factors that may impact the independent financial and sustainability auditors’ objectivity and independence, and (c) taking, or recommending that the Board takes, appropriate action to oversee auditor independence;
●	ensuring that significant adjustments, unadjusted differences, disagreements between management and the independent financial auditors and management responses thereto are discussed with the independent auditors and resolving disagreements between management and the independent auditors;

●	assessing transactions between the Company and the Company’s related parties and, in respect of material related party transactions, submitting a recommendation for approval or non-approval of such transactions to the Board prior to their completion;
●	overseeing the integrity of the Company’s IT systems, processes and data and periodically (but no less than annually), at its discretion, reviewing and assessing with Management (including the Head Internal Auditor and Chief Information Officer), the adequacy of security for the Company’s IT systems, processes and data and the Company’s contingency plans in the event of a breakdown or security breach affecting the Company’s IT systems, and data or the IT systems;
●	overseeing compliance with legal and regulatory requirements in relation to financial and sustainability reporting and auditing and assurance regulation;
●	authority to obtain advice and assistance from independent counsel and other advisors;
●	obtaining appropriate funding, as determined by the Audit and Finance Committee, for compensation to the independent financial and sustainability auditors and to any advisors that the Audit and Finance Committee chooses to engage;
●	monitoring the whistleblower function, including establishment of procedures for the receipt, retention and treatment of any complaints, including confidential anonymous submissions from our employees regarding accounting, auditing and internal control issues received through a formalized complaint process, as well as review of such complaints; and
●	evaluating its own performance and the achievement of its duties on a regular basis, and annually reviewing and updating the Audit and Finance Committee charter and discussing any required changes thereto with the Board.

The Audit and Finance Committee also performs such other functions and exercises such other powers as may be delegated to it by the Board from time to time.

Compensation Committee

According to its charter, our Compensation Committee must consist of at least three non-executive directors, appointed by the Board. A majority of the members must be independent. As of the date of this Annual Report on Form 20-F, the Compensation Committee consists of members Paolo Paoletti, Elizabeth O’Farrell and Deirdre P. Connelly and is chaired by Anders Gersel Pedersen. Paolo Paoletti, Elizabeth O’Farrell, and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Stock Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Compensation Committee assists the Board in the areas of compensation of managers and the adoption of policies that concern our compensation programs, including equity-based programs and benefit plans. The Compensation Committee also makes recommendations to the Board regarding specific remuneration packages for each of the members of the Board as well as our registered managers, including pension rights and any compensation payments. The proposed remuneration policy, if adopted by the Board, is subject to the approval of our shareholders at the Annual General Meeting. The Compensation Committee’s primary responsibilities are as follows:

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

●	proposing to the full Board policies on the size and composition of the Board, including proposals for specific changes to Board size, composition or internal rules of the Board;
●	describing the qualifications required for the Board and the registered managers and for a given position and identifying and recommending qualified candidates to the Board;
●	evaluating at least annually the skills, knowledge and experience of the individual members of the Board and the registered managers and evaluating, reviewing and considering whether to recommend existing directors for re-election;
●	annually ahead of providing a recommendation to the Board on election or reelection of members to the Board, review and assess the board members’ current and planned time commitments outside the Company as well as review the attendance rate and engagement of each board member in the board meetings and relevant board committee meetings during their current term.
●	maintaining an orientation and continuing education program for directors;
●	establishing a process for the periodic review and assessment of the performance of the Board and its committees and conducting such review of the structure and performance of each board committee and committee member, recommending any changes considered appropriate, as well as recommending the establishment of new or special committees as desirable or necessary from time to time;
●	periodically assessing the independence of directors and our corporate governance principles and their application, and recommending any changes deemed appropriate to the Board, including in connection with any proposals submitted by shareholders that relate to corporate governance, corporate social responsibility and ESG matters;
●	overseeing and reviewing the processes and procedures in place to ensure that the Board and its committees timely receive accurate, relevant and appropriately detailed information;
●	reviewing the adequacy of internal rules of the Board, management and any other codes of ethics with the Board and management;
●	overseeing the preparation and periodic review of a diversity policy for the Board’s approval;
●	overseeing our policies and practices regarding philanthropic and political activities; and
●	periodically reviewing, discussing and assessing the performance of the committee as well as the adequacy of its charter, and recommending any proposed changes to the Board for approval.

Scientific Committee

According to its charter, the Scientific Committee must include at least three non-executive directors, the majority of whom must be independent, with a broad scientific and medical understanding and experience, appointed by the Board. As of the date of this Annual Report on Form 20-F, the Scientific Committee consists of members Anders Gersel Pedersen and Rolf Hoffmann and is chaired by Paolo Paoletti. The Scientific Committee provides input and advises the Board in matters relating to our research and development strategy, including reviewing our pre-clinical and clinical product pipeline in view of our overall strategy and vision. The Scientific Committee’s primary responsibilities include the following:

●	reviewing and discussing our pre-clinical and clinical product portfolio, including the commercial attractiveness and the ranking thereof;
●	reviewing and discussing our research and development strategy and reviewing scientific and technological trends that we believe are of significant importance and providing strategic advice and making recommendations with respect to our ongoing research and development programs;
●	providing advice on external opportunities related to our research and development strategy and pipeline;
●	discuss and provide advice on the research and development capacity and its organization, including the product development process; and
●	reviewing and discussing the Company’s intellectual property strategies.

D.   Employees

As of December 31, 2024, we had 2,682 employees; 519 in Denmark, 792 in the Netherlands, 1,074 in the U.S., 186 in Japan, and 111 in China. Of these employees, 1,886 were engaged in or supported research and development and 796 were in selling, administrative and business-related positions. Each of our employees has signed confidentiality and inventions assignment agreements or has signed employment agreements containing confidentiality and inventions assignment provisions, and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

E.   Share Ownership

For information regarding the share ownership of our directors and members of Executive Management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.   Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of February 12, 2025 by:

●	each person, or group of affiliated persons, known by us to beneficially own equal to or more than 5% of our outstanding shares;
●	each of our directors; and
●	each member of our Executive Management

	Share Beneficial Ownership
		Number of
		Warrants		Fully Diluted
		Exercisable and	Fully Diluted	Percentage of
	Number of Shares	RSUs to be Settled	Number of Shares	Beneficial
Name of Beneficial Owner	Beneficially Owned	Within 60 days	Beneficially Owned	Ownership
5% Shareholders
BlackRock, Inc.(1)			4,513,441	6.82%
Board Members and Executive Management
Deirdre P. Connelly	6,204	—	6,204	0.01%
Pernille Erenbjerg	5,187	—	5,187	0.01%
Anders Gersel Pedersen	7,519	—	7,519	0.01%
Paolo Paoletti	2,317	—	2,317	0.00%
Rolf Hoffmann	3,590	—	3,590	0.01%
Elizabeth O’Farrell	700	996	1,696	0.00%
Mijke Zachariasse	751	543	1,294	0.00%
Martin Schultz	386	1,425	1,811	0.00%
Takahiro Hamatani	82	544	626	0.00%
Jan van de Winkel	630,588	35,581	666,169	1.01%
Anthony Pagano	7,005	6,382	13,387	0.02%
Judith Klimovsky	10,817	23,125	33,942	0.05%
Tahamtan Ahmadi	4,862	16,947	21,809	0.03%
Birgitte Stephensen	*	*	*	*
Christopher Cozic	*	*	*	*
Martine van Vugt	*	*	*	*
Brad Bailey	*	*	*	*
Rayne Waller	*	*	*	*
All Board Members and Executive Management as a group (18 persons)	692,885	115,811	808,696	1.22%

(1)	This information is based solely on the Schedule 13G filed by BlackRock, Inc. on February 2, 2024 with the SEC. BlackRock, Inc. does not have different voting rights from other shareholders.

The number of shares beneficially owned by each entity, person or member of our Board of Directors or Executive Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares for which the individual has the right to subscribe within 60 days of February 12, 2025 through the exercise of any options, warrants or other rights. There are 115,811 shares for which our board members and Executive Management as a group have the right to subscribe within 60 days of February 12, 2025 pursuant to the exercise of warrants or settlement of RSUs.

Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person. The percentage of shares beneficially owned is computed on the basis of 66,187,186 shares outstanding as of February 12, 2025. Shares for which a person has the right to subscribe within 60 days of February 12, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We conducted our last beneficial ownership analysis as of June 30, 2024 and we estimated that approximately 44%, or 29.2 million (including shares in the form of ADSs), of our outstanding shares as of such date were beneficially held by U.S. residents.

B.   Related-Party Transactions

In the year ended December 31, 2024, there were no material related party transactions. The Company has employment agreements with, and has made equity compensation grants to, members of Executive Management in the ordinary course of business. The Company also has remuneration packages for members of the Board of Directors. See

“Item 6.B—Compensation”, Note 5.1 and Note 5.2 to our Audited Financial Statements included in our Annual Report 2024 for details on related party transactions.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18—Financial Statements” which contains our Audited Financial Statements prepared in accordance with IFRS Accounting Standards .

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

In September 2020, Genmab commenced arbitration against J&J with respect to two different provisions of our license agreement for daratumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbitration denying both of Genmab’s claims. Genmab did not seek review of the award. On June 9, 2022, Genmab commenced a second arbitration against J&J under the license agreement, in which Genmab sought additional compensation from J&J with respect to SC daratumumab based on Genmab’s position that the award in favor of J&J in the first arbitration was premised on that tribunal’s determination that IV daratumumab and SC daratumumab were separate “Licensed Products” as that term is defined in the license agreement. Genmab’s claim in that second arbitration was denied by the tribunal on April 21, 2023, on the ground that it should have been brought in the first arbitration, and the dismissal was affirmed by an appellate arbitrator on January 23, 2024.

 See note 5.7 to our Audited Financial Statements included in our Annual Report 2024 for details on other legal matters.

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

ADSs representing the shares, as evidenced by ADRs issued by Deutsche Bank Trust Company Americas as the Depository, have been listed on the Nasdaq Global Select Market in the U.S. since July 2019.

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

In the context of the following section, “companies” refers to entities treated as separate taxable entities under domestic tax laws of their jurisdiction of incorporation.

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

Taxation of ADS holders considered to be owners of the underlying shares

Danish Tax Resident Individuals

Sale of Shares

Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 67,500 (for cohabiting spouses, a total of DKK 135,000) and at a rate of 42% on share income exceeding DKK 67,500 (for cohabiting spouses over DKK 135,000) (all 2025 amounts and thresholds). The threshold is subject to annual adjustments and includes all share income included in the calculation (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).

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

Dividends

Dividends paid on the shares underlying the ADSs to non-Danish tax resident individuals, including individuals tax resident in the U.S., are generally subject to withholding tax at the rate of 27%. No additional tax should be imposed.

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

As a general rule, the refund shall be paid within six months following the Danish Tax Agency’s receipt of the refund claim. If the refund is paid later than six months after the receipt of the claim, interest will in general be calculated on the amount of the refund. The rate per month will be 0.2833% plus a premium (fixed annually). The six-month deadline is suspended by the Danish Tax Agency, if the Tax Agency is unable to determine whether the taxpayer is entitled to a refund based on the taxpayer’s affairs. If the deadline is suspended accordingly, computation of interest is also suspended.

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

Capital gains on listed Taxable Portfolio Shares are taxable at the general Danish corporate tax rate of 22% and losses on such shares are generally deductible. Gains and losses on listed Taxable Portfolio Shares are generally taxed under the mark-to-market principle irrespective of realization.

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

Dividends received on Taxable Portfolio Shares are taxable at the general Danish corporate tax rate of 22% and tax is generally withheld similarly at 22%.

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

In other cases, dividends will generally be subject to tax at a rate of 22% effective for dividends distributed. However, the withholding rate is 27%, meaning that foreign corporate shareholders receiving taxable dividends distributed from Danish companies generally will be able to apply for a refund of at least 5% of the total dividend.

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

Similarly, in the event the ADS holder for Danish tax purposes is considered both the owner of the underlying shares and the beneficial owner of the dividends paid on the shares, Danish domestic tax law provides for an applicable 15% tax rate, if the ADS holder holds less than 10% of the share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the ADS holder is a tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related shareholders (i) holds less than 10% of the nominal share capital of the company (unless the ADS holder is tax resident in a country forming part of the EEA (European Economic Area) and which has entered into a tax treaty with Denmark) and (ii) has no controlling interest over the company (unless the ADS holder is tax resident in a country which has entered into a tax treaty with Denmark).

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

Danish tax resident ADS holder individuals and companies

Gains and losses

Danish tax resident holders of financial contracts are generally taxed according to a mark-to-market principle in respect of gains and losses on the financial contracts. The mark-to-market principle entails that unrealized gains and losses on financial contracts are taxed annually regardless of whether the ADSs have been sold. The deductibility of losses may in certain cases be restricted.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Copies of this Annual Report on Form 20-F, as well as our Annual Report 2024, which includes our Audited Financial Statements, can be downloaded from the “Investors” page at www.genmab.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I.   Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Our Annual Report 2024 has been furnished to the SEC as Exhibit 99.1(a) to Form 6-K, dated February 12, 2025.

ITEM 11   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

For qualitative and quantitative disclosures about market risks including foreign currency risk, interest rate risk, and credit risk, see Note 4.2 to our Audited Financial Statements included in our Annual Report 2024.

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

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, management, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment our management concluded that, as of December 31, 2024, Genmab’s internal control over financial reporting was effective based on the COSO criteria. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Deloitte, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 124 of this Annual Report on Form 20-F.

Remediation of Previously Reported Material Weakness

We reported a material weakness relating to the design of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2023. Company management did not design and maintain effective internal control relating to the recording of royalty revenue, specifically for assessing and accounting for royalty reduction provisions within the Company’s commercial agreements with collaboration partners. While this material weakness did not cause a material misstatement of the Company’s consolidated financial statements for any period, the underlying control deficiency resulted in immaterial errors in reported royalty revenue, current receivables and retained earnings in periods prior to December 31, 2023 and correcting the cumulative impact of such errors was material to the Company’s consolidated statement of comprehensive income for the year ended December 31, 2023.

During 2024, management implemented our previously disclosed remediation plans, including (i) strengthening cross functional communication to identify, catalogue, evaluate and assess all royalty reduction provisions in contracts and ongoing application to financial reporting; (ii) enhancing procedures designed to allow the timely review of existing and new contracts, as well as contract amendments, containing royalty provisions and requiring that appropriate business functions provide a specific approval and periodic internal certification process to facilitate appropriate quarterly accounting including, in particular, royalty reduction provisions; and (iii) enhancing documentation, accountability and training related to the reporting of royalties and royalty reductions and related analysis.

We completed our testing of the operating effectiveness of our controls, including the effects of the remediation actions described above, and found them to be effective. As a result, we have concluded the material weakness has been remediated as of December 31, 2024.

Changes in Internal Control over Financial Reporting

Except as described above in the section titled “—Remediation of Previously Reported Material Weakness”, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report on Form 20-F that have materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

During 2024, the Company did not amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors or employees. We expect that any amendments to the current Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

For principal accountant fees and services, see Note 5.4 to our Audited Financial Statements included in our Annual Report 2024.

The audit opinion of Deloitte Statsautoriseret Revisionspartnerselskab (PCAOB no. 1294) is included in Item 18.

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

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2024, share repurchases were conducted pursuant to two share buy-back programs. The share buy-back program announced on February 14, 2024 provided for the repurchase of up to 190,000 ordinary shares, and expired on March 15, 2024 (the “February Share Buy-Back Program”). The share buy-back program announced on March 15, 2024 provided for the repurchase of up to DKK 3,500,000,000 worth of ordinary shares, and expired on December 16, 2024 (the “March Share Buy-Back Program”). Genmab made purchases of its ordinary shares under the February Share Buy-Back Program in connection with covering its obligations under its RSU and warrant programs. See “Item 6—Directors, Senior Management and Employees—B. Compensation” for more details on the RSU and warrant programs. Genmab made purchases of its ordinary shares under the March Share Buy-Back Program in support of Genmab’s capital allocation strategy.

Period	Total Number of Shares Purchased	Average Price Paid per Share in DKK	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Share Repurchase Programs
February 15, 2024 - February 29, 2024	135,000	1,985.50	135,000	-
March 1, 2024 - March 31, 2024	176,123	2,042.36	176,123	-
April 2, 2024 - April 30, 2024	519,806	2,017.16	519,806	-
May 1, 2024 - May 31, 2024	391,492	1,952.10	391,492	-
June 3, 2024 - June 26, 2024	789,432	1,821.83	789,432	-
Total	2,011,853		2,011,853	-

The February Share Buy-Back Program was conducted pursuant to authorization of our shareholders to repurchase up to 500,000 shares with a nominal value of DKK 500,000, given in April 2021, which expires in April 2026 (the “2021 Authorization”). No shares remain to be repurchased under the February Share Buy-Back Program, but up to 50,000 shares are authorized for repurchase by the shareholders pursuant to the 2021 Authorization, should additional share buy-back programs be implemented in the future.

The March Share Buy-Back Program was conducted pursuant to authorization of our shareholders to repurchase up to 3,500,000 shares with a nominal value of DKK 3,500,000, given in March 2024, which expires in March 2029 (the “2024 Authorization”). The March Share Buy-Back Program resulted in the repurchase of 1,821,853 shares worth approximately DKK 3,500,000,000. As a result, no shares remain to be repurchased under the March Share Buy-Back Program, but up to 1,678,147 shares remain authorized for repurchase by the shareholders pursuant to the 2024 Authorization, should additional share buy-back programs be implemented in the future.

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As a result of mandatory rotation of independent audit firms for public companies in Denmark, as established by the European Union regulations, Genmab could not renew PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) contract for the fiscal year beginning January 1, 2024. Accordingly, the Board of Directors in accordance with a recommendation from the Audit and Finance Committee proposed the appointment of Deloitte Statsautoriseret Revisionspartnerselskab (“Deloitte”) as Genmab’s new statutory auditor and independent registered public accounting firm. Deloitte was confirmed as statutory auditor for the fiscal year beginning January 1, 2024 at the annual general meeting held on March 13, 2024, replacing PwC. PwC was dismissed as Genmab’s independent registered public accounting firm on February 14, 2024 upon the issuance of its audit report in respect of the fiscal year ended December 31, 2023.

PwC’s audit reports on Genmab’s consolidated financial statements for the years ended December 31, 2023 and 2022 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2023 and 2022, and through February 14, 2024, there have been (i) no disagreements between Genmab and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, except for the material weakness in the Company’s internal control over financial reporting as reported in Item 15 of the Company’s Annual Report on Form 20-F for the year-ended December 31, 2023 relating to the design and maintenance of effective controls to assess and account for royalty revenue reduction provisions within agreements with collaboration partners.

Genmab has provided PwC with a copy of the foregoing disclosure under this Item 16F and has requested PwC to furnish Genmab with a letter addressed to the Securities and Exchange Commission stating whether or not PwC agrees with such disclosure. A copy of PwC's letter dated February 12, 2025 is provided as Exhibit 15.4 of this Annual Report on Form 20-F.

During the years ended December 31, 2023 and 2022 and through March 13, 2024, neither Genmab nor anyone on its behalf consulted Deloitte in relation to either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Genmab’s consolidated financial statements and neither a written report was provided to Genmab or oral advice was provided that Deloitte concluded was an important factor considered by Genmab in reaching a decision as to the accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) of Form 20-F or a reportable event as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

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

Committee, to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from Executive Management in connection with his duties as a Compensation Committee member. The charter of the Compensation Committee requires a majority of its members to meet the independence requirements established by the Board and applicable laws, regulations, corporate governance recommendations, and listing requirements (if any).We do not follow the requirement of the Nasdaq Stock Market that we have independent director oversight of director nominations as prescribed by Nasdaq Listing Rule 5605(e)(1). No such requirement exists pursuant to Danish law. We do not have independent oversight of director nominations because we consider Anders Gersel Pedersen to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from Executive Management in connection with his duties as a member of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee requires a majority of its members to meet the independence requirements established by the Board and applicable laws, regulations, corporate governance recommendations, and listing requirements (if any).
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

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

We have adopted two insider trading policies, one of which governs the purchase, sale, and other transactions in our securities by our Board of Directors, Executive Management and other permanent insiders and the other governs such transactions by our employees, and employees of our directly and indirectly owned subsidiaries. These policies have been reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Copies of our insider trading policies are attached as Exhibits 11.1 and 11.2 to this Annual Report.

ITEM 16K CYBERSECURITY

Overview of Cybersecurity Program and Risk Management

Safeguarding the confidentiality, integrity, and availability of systems, data and applications as well as protecting trade secrets and data privacy is an essential pillar in ensuring the business continuity of Genmab, and complying with regulatory requirements, and maintaining the trust of our patients, employees, shareholders, partners, and other stakeholders. Genmab maintains a comprehensive cybersecurity program based on the National Institute of Standards and Technology’s NIST 800 Special Publication Information Security standard (“NIST Standard”) for managing cybersecurity activities, including formulation of global objectives of the cybersecurity program and risk identification and mitigation activities.

Genmab’s Information Security Department, led by the Global Head of Information Security and Information Technology Risk & Compliance Management, is responsible for administering and annually updating our enterprise-wide information security program. The program includes activities and projects in all six functions (govern, identify, protect, detect, respond, recover) of the NIST standard with the goal of further improving Genmab’s security profile and adapting, where needed, to changes in Genmab’s business strategy and threat environment. Input for the program comes from the annual attack and penetration test, periodic threat landscape and security maturity assessments, as well as requirements of applicable cybersecurity regulations. The Information Security Department is also responsible for a number of global security processes and services that Genmab undertakes, such as the following:

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

We have integrated information security risk management into our overall risk management infrastructure through our enterprise risk management program. The enterprise risk management program, which is overseen by our Global Compliance & Risk Committee (“GCRC”), entails a formal process that seeks to identify, assess, mitigate and manage the risks from both internal and external conditions that could significantly impact the Company and influence our business strategy and performance.

Role of Management

The Global Head of Information Security and Information Technology Risk & Compliance Management is responsible for information security within Genmab and reports to the Global Head of IT&D. Our current Global Head of Information Security and Information Technology Risk & Compliance Management has more than 15 years of experience in leading global information and cyber security departments and programs, and our current Global Head of IT&D has more than 20 years of experience in leading, managing and transforming IT departments, in each case for large, global organizations.

The Global Head of Information Security and Information Technology Risk & Compliance Management reports the status of the Genmab information security program, security threats, incidents, and risks quarterly to the GCRC, chaired by Genmab’s CEO and the Senior Vice President, Head of Global Compliance and Risk, and in which members of our Executive Committee participate. The status of risk mitigation actions and newly identified risks are discussed during periodic meetings of the Information Technology Risk Governance Board, consisting of members of the IT&D Leadership Team and chaired by the Global Head of IT&D. Results of security assessments and periodic cyber threat landscape assessments may also be integrated in strategic reports to Genmab’s relevant business leaders and the GCRC when appropriate.

Role of the Board of Directors

The Board of Directors oversees our approach to overall risk management. The board has delegated oversight of information security strategy and risks to the Audit and Finance Committee. The Audit and Finance Committee is responsible for reviewing Genmab’s information security strategy and program, including with respect to identification and management of cybersecurity risks and threats. The Global Head of Information Security and IT Risk & Compliance Management presents an update on the status of the Genmab information security strategy and program, including strategic priorities, progress made in respect of those priorities and a review of cybersecurity incidents, risks, and threats to the Audit and Finance Committee at least annually. A summary management report on the information security strategy, program, incidents, risks and threats is presented to the Board of Directors periodically and is supplemented by discussions between the Board of Directors and Audit and Finance Committee.

PART III

ITEM 17   FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18   FINANCIAL STATEMENTS

The financial statements required by this item are incorporated herein by reference to pages 139-182 of our Annual Report 2024.

ITEM 19   EXHIBITS

a.	Annual Report

The following pages from our Annual Report 2024, furnished to the SEC as Exhibit 99.1(a) to Form 6-K, dated February 12, 2025 are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) incorporated by reference from our Annual Report 2024

Financial Review – pages 52-60

Consolidated Financial Statements for the Genmab Group – pages 139-182

Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022 – page 140

Consolidated Balance Sheets as of December 31, 2024 and 2023 – page 141

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022 – page 142

Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022 – page 143

Notes to the Consolidated Financial Statements – pages 144-182

b.	Exhibits

Exhibit Index

Exhibit No.	Description	Method of filing
1.1	English translation of Articles of Association of Genmab A/S, as currently in effect	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on January 29, 2025

2.1	Amended and Restated Deposit Agreement	Incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

2.2	Form of American Depositary Receipt	Included in Exhibit 2.1, which is incorporated by reference to Exhibit (a)(3) to the Registrant’s Form F-6 filed with the SEC on July 15, 2019

2.3	Description of Securities Registered under Section 12 of the Exchange Act	Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.1†	Agreement with J&J related to DARZALEX - License Agreement, dated as of August 30, 2012, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.2†	Amendment Number 1 to the License Agreement, dated as of January 31, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.3†	Amendment Number 2 to the License Agreement, dated as of October 10, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.5†	Joint Commercialization Agreement dated October 19, 2020 between Genmab A/S and Seagen Inc.	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.6†	Co-development and Collaboration Agreement, dated as of December 19, 2006, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.7†	Amendment Number 1 to the Co-development and Collaboration Agreement, dated as of June 30, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.8†	Amendment Number 2 to the Co-development and Collaboration Agreement, dated as of December 18, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.9†	Amendment Number 3 to the Co-development and Collaboration Agreement, dated as of July 1, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

Exhibit No.	Description	Method of filing
4.10†	Amendment Number 4 to the Co-development and Collaboration Agreement, dated as of December 20, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.11†	Novation Agreement, dated as of November 3, 2014, by and among Glaxo Group Limited, Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.12†	Amendment Number 5 to the Co-development and Collaboration Agreement, dated as of January 22, 2018, by and between Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.13†

Agreement with Medarex related to DuoBody technology - Amended and Restated Evaluation and Commercialization Agreement, dated as of July 12, 2012, by and among Bristol Myer Squibb Corporation, Medarex, Inc., GenPharm International, Inc. and Genmab A/S

Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.14†	Agreement with AbbVie related to EPKINLY - Collaboration and License Agreement, dated as of June 10, 2020 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.15†	Amendment Number 1 to the Collaboration and License Agreement, dated as of November 8, 2022 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F filed with the SEC on February 22, 2023

8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

11.1

Internal rules for the members of the Board of Directors and the Executive Management and other permanent insiders of Genmab A/S (CVR NO. 21032884) regarding the prevention of insider dealing, trading windows, unlawful disclosure of inside information, notification of transactions and guidelines for the company’s trade in its own securities

Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024

11.2

Internal Rules for the employees of Genmab A/S (CVR NO. 21032884) and its directly owned subsidiaries regarding the prevention of insider dealing, open trading windows and unlawful disclosure of inside information

Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2024

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2024

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024

15.2	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024

15.3	Genmab A/S statutory Annual Report 2024*	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 12, 2025

15.4	Letter, dated February 12, 2025 from PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab to the Securities and Exchange Commission.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024

Exhibit No.	Description	Method of filing
97	Genmab A/S Dodd-Frank Clawback Policy	Incorporated by reference to Exhibit 97 to the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 14, 2024

EX-101.INS	Inline XBRL Instance Document	Incorporated by reference to Exhibit 101.INS to the Registrant’s report furnished to the SEC on Form 6-K on February 12, 2025

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document	Incorporated by reference to Exhibit 101.SCH to the Registrant’s report furnished to the SEC on Form 6-K on February 12, 2025

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to Exhibit 101.CAL to the Registrant’s report furnished to the SEC on Form 6-K on February 12, 2025

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to Exhibit 101.DEF to the Registrant’s report furnished to the SEC on Form 6-K on February 12, 2025

EX-101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to Exhibit 101.LAB to the Registrant’s report furnished to the SEC on Form 6-K on February 12, 2025

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to Exhibit 101.PRE to the Registrant’s report furnished to the SEC on Form 6-K on February 12, 2025
†

Portions of this exhibit, marked by brackets, have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) include information of the type that we treat as private or confidential.

* Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2024 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Genmab A/S

/s/ Jan G. van de Winkel
Name:	Jan G. van de Winkel
Title:	President and Chief Executive Officer

Dated: February 12, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Genmab A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Genmab A/S and its subsidiaries (the “Company”) as of December 31, 2024, the related Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and the Consolidated Statement of Changes in Equity, for the year then ended, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Genmab Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Acquired IPR&D Assets in the ProfoundBio, Inc. Acquisition — Refer to Notes 3.1 and 5.5 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of ProfoundBio, Inc. (“ProfoundBio”) for USD 1.72 billion (DKK 11.8 billion) on May 21, 2024. The Company accounted for the acquisition as a business combination and, accordingly, has performed procedures to identify all assets and liabilities and allocated the purchase price to the assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition.

Intangible assets acquired primarily included the in-process research and development intangible assets (“Acquired IPR&D assets”). The Company estimated the fair value of the Acquired IPR&D assets using an income approach. The fair value determination of the Acquired IPR&D assets required the Company to make significant estimates and assumptions related to the forecasted future cash flows, such as probabilities of technical and regulatory success, and the determination of the discount rates.

We identified the valuation of Acquired IPR&D assets for the ProfoundBio acquisition as a critical audit matter because of the high level of complexity and management judgement involved in determining the above outlined significant estimates and assumptions used by the Company to determine the fair value of these assets. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the Acquired IPR&D assets in the ProfoundBio acquisition included the following, among others:

●	We tested the effectiveness of controls over the valuation of the Acquired IPR&D assets, including the Company’s controls over the significant estimates and assumptions related to the forecasted future cash flows, such as probabilities of technical and regulatory success, and the determination of the discount rates.
●	We assessed the reasonableness of the Company’s probabilities of technical and regulatory success used in determination of the fair value of the Acquired IPR&D assets by comparing to internal and external market studies and certain peer companies/products in the industry.

●	We assessed the reasonableness of the Company’s forecasts of future cash flows used in determination of the fair value of the Acquired IPR&D assets by comparing the forecasts to historical results of operations, certain peer companies within comparable industries, and internal and external market studies.
●	With the assistance of our valuation specialists, we evaluated the reasonableness of the discount rates by testing the source information and inputs underlying the determination of the discount rates, including in relation to publicly available information for comparable companies and testing the mathematical accuracy of the calculation.

Revenue recognition of royalty revenue — Refer to Note 2.1 to the financial statements

Critical Audit Matter Description

The Company recognized royalty revenue, where revenue is recognized based on net sales by collaboration partners. The Company uses net sales provided by its collaboration partners as an input to their calculation of the amount of royalty revenue to recognize in each period. The preliminary net sales data provided by the collaboration partner may change once final net sales data is available.

We identified the revenue recognition of royalty contracts as a critical audit matter because of the significant estimation uncertainty related to the net sales data provided by collaboration partners. Specifically, the collaboration partner’s estimate of net sales could change based on the final net sales impacting the royalty revenue recognized in each period. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates of the net sales.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the royalty revenue recognized based on the significant assumption of estimated net sales provided by the collaboration partners included the following, among others:

●	We tested the effectiveness of controls relating to the evaluation for reasonableness of the estimated net sales used in the determination of royalty revenue recognition.
●	We tested the overall reasonableness of the estimated net sales reported by the collaboration partners by assessing the historical accuracy of the estimates.
●	We obtained external confirmations from selected collaboration partners on the estimated and actual net sales amounts reported.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

February 12, 2025

We have served as the Company's auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genmab A/S

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Genmab A/S and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2023, including the related notes, as listed in the index appearing under Item 19 (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers

Statsautoriseret Revisionspartnerselskab

Hellerup, Denmark

February 14, 2024, except for the revisions in Notes 1.4 and 4.5, as to which the date is February 12, 2025

We served as the Company's auditor from 2001 to 2024.