Form 20-F
period 2025-12-31
GENMAB A/S
filed 2026-02-17
CIK 1434265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
OF 1934
OR
☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2025
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
64,238,408 Ordinary Shares (including shares underlying American Depositary Shares)
64,377,450 American Depositary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13
or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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
Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Genmab A/S statutory Annual Report 2025 (the “Annual Report 2025”), filed together with this Form 20-F, as Exhibit 15.3. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the incorporated portions of the
Annual Report 2025. Items not contained or not specifically referenced within the Annual Report 2025 should not be deemed to be part of this Annual Report on Form 20-F.
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
These forward-looking statements include, but are not limited to, statements about:
•our expectations regarding sales and net sales, clinical development, regulatory approvals and commercialization of our partnered and proprietary approved products;
•our expectations with regard to our ability to create and develop additional product candidates and to submit investigational new drug (“IND”) applications and/or clinical trial applications (“CTAs”) for our preclinical product candidates;
•our receipt of future milestone payments and royalties from our collaboration partners, and the expected amount and timing of such payments;
•our estimates and expectations regarding the potential market size and the size of the patient populations for our products and product candidates;
•our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development;
•our expectations regarding the potential advantages of our proprietary technologies over existing antibody technologies and the prospects for our ongoing and future technology collaborations;
•our plans to expand our translational research platform and the potential benefits of such platform;
•our expectations with regard to the willingness and ability of our current and future collaboration partners to pursue the development, approval and commercialization of our products and product candidates;
•our and our collaboration partners’ product discovery, development and commercialization plans with respect to our products and product candidates and our proprietary technologies;
•our potential to enter into new collaborations;
•our and our collaboration partners’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•the initiation, timing, progress and results of our preclinical trials and clinical trials, and our research and development programs;
•the timing or likelihood of regulatory filings and approvals for our products and product candidates;
•our ability to identify, and to negotiate contracts with, suitable contract manufacturing organizations (“CMOs”)
and the ability of such CMOs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with current Good Manufacturing Practices (“cGMPs”) (as defined herein);
•our and our collaboration partners’ ability to identify, and to negotiate contracts with, suitable contract research organizations (“CROs”) and the ability of such CROs to conduct clinical trials on our product candidates in compliance with Good Clinical Practices (“GCPs”) (as defined herein);
•the commercialization and market acceptance of our products and product candidates;
•our plans to continue to develop our commercialization capabilities;
•the pricing of and reimbursement for our approved products in existing and additional key markets;
•the implementation of our business model and strategic plans for our business, products, product candidates and technologies;
•our ability to operate our business without violating applicable laws and regulations;
•our and our collaboration partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;
•the scope of protection we and our collaboration partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;
•our analysis of potential patent infringement claims and our or our collaboration partners’ rights with respect to such claims;
•estimates of our future expenses and revenue;
•our expectations regarding regulatory and geopolitical developments in the United States (“US”), the European
Union (“EU”), Japan and other jurisdictions;
•our ability to effectively manage our anticipated growth;
•our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;
•the anticipated benefits of the acquisition of Merus which may not be fully realized or may take longer to realize than expected;
•our future financial performance; and
•developments and projections relating to our competitors and our industry, including competing therapies and technologies.
The forward-looking statements contained herein involve a number of known and unknown risks and uncertainties that could cause our future results, performance, or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this report, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this report, those described under “Item 3.D—
Risk Factors.” These are factors that we think could cause our actual results to differ materially from expected results.
Forward looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K furnished or filed with the Securities and Exchange Commission (the "SEC"). Please also see the cautionary discussion of risks and uncertainties under “Item 3.D—Risk Factors.” This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We maintain our books and records in US Dollars and report under IFRS Accounting Standards as issued by the
International Accounting Standards Board (“IASB”) and as endorsed by the EU (“IFRS Accounting Standards”). Our application of IFRS Accounting Standards results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU. None of the audited consolidated financial statements (the “Audited Financial Statements”) included in our Annual Report 2025 and incorporated by reference into this Annual Report on Form 20-F were prepared in accordance with accounting principles generally accepted in the US. We use the symbol “$” to refer to the US dollar,
“DKK” to refer to the Danish kroner and the symbol “€” to refer to the Euro herein. While our financial results disclosed herein are presented in USD, certain amounts paid or payable to or by us under certain of our collaborations are presented in the currencies in which payments under such collaborations are denominated.
All references to “shares” in this Annual Report on Form 20-F refer to ordinary shares of Genmab A/S with a nominal value of DKK 1 per share.
This Annual Report on Form 20-F includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report on Form 20-F appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with us, or endorsement or sponsorship of us, by these other parties.
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
ENFORCEABILITY OF CIVIL LIABILITIES
We are organized under the laws of Denmark, with a domicile in the district of Valby within the municipality of
Copenhagen, Denmark.
Several members of our Board of Directors and Executive Management are residents of Denmark or other jurisdictions outside the US. A substantial portion of our and such persons’ assets are located in Denmark or other jurisdictions outside the US. As a result, it may not be possible for investors to effect service of process upon such persons or us with respect to litigation that may arise under US law or to enforce against them or our company judgments obtained in US courts, whether or not such judgments were made pursuant to civil liability provisions of the federal or state securities laws of the
US or any other laws of the US
The US and Denmark do not have a treaty providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, a final judgment (other than an arbitration award) rendered by a US court based on civil liability would not be enforceable in Denmark. However, if the party in whose favor such final judgment is rendered brings the lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the US. A judgment by a federal or state court in the US against the Company will neither be recognized nor enforced by a Danish court, but such judgment may serve as evidence in a similar action in a Danish court.
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
•The substantial majority of our revenue comes from royalties on sales of DARZALEX, and our patents underlying these royalties will start to expire in the late 2020s.
•Our launch of a new product or of an existing product in a new indication or territory is subject to a number of risks and uncertainties and may not be successful.
•Our business and operations have experienced rapid growth that needs to be carefully managed.
•We may acquire businesses or products, form collaborations or enter into other strategic transactions in the future, but we may not realize their benefits, and we may need to raise additional capital to fund these transactions.
•Sales of our products will depend on the degree of market acceptance by physicians, patients, healthcare payers and others in the medical community.
•We rely on our collaboration partners in many aspects of our business.

•We rely on third parties to conduct clinical trials.
•We rely on a limited number of third-party manufacturers for our product supply.
•Biopharmaceutical product development involves a substantial degree of uncertainty.
•Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure.
•Any approval granted for our products or product candidates in the US does not assure approval of such products in Japan and the EU or other foreign jurisdictions.
•We may be affected by reports of adverse events or safety concerns relating to our products or product candidates.
•We may face product liability claims related to the use or misuse of our products or technologies.
•Our business applications and information technology (“IT”) infrastructure, or those of our collaboration partners, contractors or consultants, may fail or suffer cyber security breaches, and the use of novel technologies may subject us to additional risks.
•Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate.
•Government restrictions on pricing and reimbursement, as well as other healthcare payer cost-containment initiatives, may negatively impact our ability to generate revenue.
•Even if approved, our products will be subject to extensive post-approval regulation, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.
•Future laws and regulations and changes to existing ones may have an adverse impact on our business.
•We and our business arrangements with third parties are subject to fraud, abuse and other healthcare laws and regulations.
•We may not realize the anticipated benefits from the acquisition of Merus.
•Our substantial indebtedness could adversely affect our financial condition.
Risks Related to Our Business and Financial Condition
The substantial majority of our revenue comes from royalties on sales of DARZALEX, and our patents underlying these royalties will start to expire in the late 2020s.
In 2025, royalties from Johnson & Johnson (“J&J”), legal entity Janssen Biotech, Inc., related to daratumumab
(marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the US and as DARZALEX SC in
Europe for subcutaneous (“SC”) administration) for certain indications of multiple myeloma (“MM”) and light-chain
(“AL”) amyloidosis, accounted for 66% of our revenue. We anticipate that DARZALEX will continue to account for a substantial portion of our revenue in the near term. J&J is currently fully responsible for developing and commercializing daratumumab, and all costs associated therewith, and consequently, our revenue and resulting operating profit and near-
term prospects are substantially dependent on J&J’s efforts and the success of this collaboration.
The royalties payable to us by J&J are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first US, European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively.

We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the US, Europe and Japan. J&J owns a separate patent portfolio related to the SC formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents.
Our issued US, European and Japanese patents covering daratumumab, after giving effect to issued US, European and
Japanese patent term extensions (“PTEs”) and supplementary protection certificates (“SPCs”), expire in 2029, 2031 and begin to expire in 2030, respectively. Assuming constant underlying sales of DARZALEX, we expect that our royalties from sales of DARZALEX will begin to decline materially in 2029 following expiration of our US patent rights on daratumumab. There can be no assurance that we will be able to replace all or any portion of lost DARZALEX royalty revenues through development and commercialization of other products or through acquisitions in a timely manner or at all.
In addition, there can be no assurance that DARZALEX sales will remain at or near current levels or will continue to grow while we remain entitled to royalties. In particular, DARZALEX is subject to intense competition in the MM therapy market. In addition to numerous other US Food and Drug Administration (“FDA”) approved treatments for the same indications, we are also aware of several additional investigational agents and technologies that are currently being studied for the treatment of MM, any of which may compete with DARZALEX in the future. If DARZALEX is unable to successfully compete with these or other agents and technologies, DARZALEX sales could decline materially.
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
Accordingly, there can be no assurance that our efforts to build and expand comprehensive commercialization capabilities will be successful in an acceptable timeframe, without disproportionately substantial expenses or at all.
Even if more of our proprietary product candidates obtain regulatory approval, we may determine that commercializing such product candidates ourselves would not be the most effective way to create value for our shareholders. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. We are also subject to extensive and costly government regulation and are required to obtain and maintain governmental approvals in order to successfully commercialize our products. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on our financial condition, results of operations and future growth prospects.

Our business and operations have experienced rapid growth that needs to be carefully managed.
We have experienced rapid growth over the last several years, and we anticipate further growth as our pipeline advances and we further commercialize our products. Since 2019 Genmab has grown from 548 employees to 3,029 at the end of 2025. In 2019, there were 12 active industry sponsored clinical trials for Genmab proprietary products, which are those owned at least 50% by Genmab. By the end of 2025, this number had more than doubled to 30, including nine Phase
III trials, not including trials initiated by Merus. With the acquisition of Merus we added petosemtamab to our pipeline, including two additional Phase III trials and two Phase II trials. Such growth has put significant demands on our management and infrastructure, including new operational and financial systems, expanding commercial capabilities, as well as extended manufacturing and commercial outsourcing arrangements. Our success will depend in part upon our ability to manage this growth effectively, including by maintaining our collaborative culture. As we continue to grow, we must continuously improve our operational, financial and management controls and our reporting systems and procedures.
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
Should attractive opportunities arise, we may acquire companies or technologies, form collaborations or enter into other strategic transactions that facilitate our access to new products, research projects or geographical areas, or that enable us to achieve synergies with our existing operations. However, we may not be able to identify appropriate targets, make acquisitions or form collaborations under satisfactory financial and other conditions. If we acquire or enter into collaborations or other strategic transactions with businesses, we may not be able to realize the benefits of such acquisitions or collaborations, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, receiving regulatory approval for, manufacturing and marketing any new products resulting from such acquisitions, collaborations or transactions. The inability to achieve the expected benefits of any such transaction, including if the products acquired as part of recent transactions, Rina-S and petosemtamab, should be significantly delayed or fail, could have a material adverse effect on our business, financial condition, results of operations, debt repayments and future growth prospects and our investors’ ability to realize on their investments.
In addition, we may need to seek additional funds to finance such transactions, and we may be unable to obtain financing on favorable terms, in a timely manner or at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the US and worldwide resulting from factors that include but are not limited to, actual or threatened trade restrictions and tariffs, trade tensions, inflation, wars and geopolitical conflicts and tensions, including the conflict between Russia and
Ukraine and conflicts in the Middle East, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about economic stability, increases in interest rates and potential for economic recession. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we are unable to raise capital or if the cost is prohibitively expensive, we may need to finance transactions using cash and cash equivalents and marketable securities that could otherwise be allocated to other purposes in the context of our existing operations, and in hindsight our allocation decisions may not be optimal.
Sales of our products will depend on the degree of market acceptance by physicians, patients, healthcare payers and others in the medical community.
If any of our product candidates receive marketing approval or if any of our marketed products receive marketing approval for additional indications, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payers and others in the medical community, due to not being as well-established or known as conventional therapies or otherwise. Accordingly, our commercial opportunity may be limited and/or our revenues from sales of these products may be negatively impacted. The degree of market acceptance will depend on a number of factors, including: the price, efficacy, safety, convenience and ease and safety of administration of such products, along with their competitive advantages vis-à-vis other therapies, designation as a first-, second- or third-line treatment, changes in the relevant standard of care or clinical guidelines and any labeling restrictions or warnings, the willingness of the target patient population to try and of physicians to prescribe our products, the availability and amount of coverage and reimbursement from government payers, managed care plans and other third-party payers, and the strength of the sales, marketing and distribution support provided by us or our collaboration partners.
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
Most of our financial transactions are made in US dollars, DKK and Euro. As of January 1, 2025 we changed our reporting currency to US dollars and, as a result, we currently experience exchange rate risk with respect to our holdings and transactions denominated in currencies other than US dollars. Our currency exposure is mainly related to cash deposits, marketable securities, and accounts payable denominated in currencies other than US dollars.
If we fail to manage our foreign exchange risk adequately, our business, financial condition, results of operations and future growth prospects and the value of our ADSs may be adversely affected.
We are subject to risks as a result of our multinational operations.
We, our collaborators and third-party partners and suppliers operate in many jurisdictions around the world and as a result could be adversely affected by risks and uncertainties associated with such multinational operations, including, among others: capital and exchange controls; local and global economic conditions including inflation, recession, volatility and/or lack of liquidity in capital markets; expropriation and other restrictive government actions; actual or threatened trade restrictions or tariffs such as the sweeping tariffs announced by the US in 2025 and the trade tensions between US and
China; trade regulations; tax laws and regulations; and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil tensions, unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and their economic consequences; geopolitical instability; terrorist activity; unstable governments and legal systems; and inter-governmental disputes and tensions. Some emerging market countries may be particularly vulnerable to periods of financial, economic or political instability, weakening of the rule of law, or significant currency fluctuations. Local economic and political conditions may adversely affect our distributors, customers, suppliers, collaborators and service providers, and their ability to perform their obligations under agreements with us.
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
In addition, our reliance on our collaboration partners subjects us to a number of additional risks, including the following:
•our collaboration partners have significant discretion regarding whether and on what timeline to pursue planned activities;
•we cannot control the quantity and nature of the resources our collaboration partners may devote to the development, commercialization, marketing and distribution of products or product candidates;
•our collaboration partners may not develop products generated using our antibody technology as expected;
•disputes between us and our collaboration partners may delay or terminate the research, development or commercialization of the applicable products and product candidates or result in costly litigation or arbitration that diverts management’s attention and resources;
•with respect to collaborations under which we have an active role, we and our collaboration partners may have differing opinions or priorities, or we may encounter challenges in joint decision making, which may delay or terminate the research, development or commercialization of the applicable products and product candidates;
•we may not receive milestone payments from our collaboration partners, at the expected time or at all, if our collaboration partners do not achieve future milestones or if we and our collaboration partners disagree about whether a milestone has been reached;
•our collaboration partners may require, terminate or repeat clinical trials or require a new formulation of a product candidate for clinical testing, or may abandon a product candidate;
•our relationships with our collaboration partners may divert significant time and effort of our scientific staff and management team;

•our collaboration partners may be subject to regulatory sanctions that could adversely affect the development, approval or commercialization of the applicable products or product candidates;
•our collaboration partners may not properly maintain or defend relevant intellectual property rights, or may infringe the intellectual property rights of third parties, or may use our or third parties’ proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;
•our collaboration partners may develop competing products, therapeutic approaches or technologies;
•business combinations, financial difficulties, strategic transactions, or significant changes in a collaboration partner’s business strategy or as a result of changes in political or economic conditions, may adversely affect that collaboration partner’s willingness or ability to continue to pursue our products or product candidates and make payments under collaboration agreements to us when due; and
•our collaborations may be terminated, breached, or allowed to expire, or our collaboration partners may reduce the scope of our agreements with them.
Any one or more of the foregoing risks, if realized, could have a material adverse effect on our business, financial condition and results of operations.
We rely on third parties to conduct clinical trials.
We rely on third parties, such as CROs, to conduct clinical trials on product candidates we are developing. Our collaboration partners may similarly rely on such parties. The third parties with whom we and our collaboration partners contract for execution of our or their clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol and in compliance with applicable regulations and standards, commonly referred to as GCPs.
If the third parties conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical trial protocols or to
GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be costly, and our clinical trials may need to be extended, delayed, terminated or repeated. We may not be able to obtain regulatory approval in a timely fashion, or at all, for the applicable product candidate, or to commercialize such product candidate being tested in such trials.
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
For the product candidates we are entirely responsible for manufacturing, we currently rely on a limited number of
CMOs and specific sites at those CMOs to manufacture and supply our product candidates. We expect to negotiate contracts for commercial production on a product-by-product basis for products that we choose to commercialize on terms that make us responsible for manufacturing.
There are a number of companies on a worldwide basis that operate manufacturing facilities in which our product candidates can be manufactured under GMP regulations. We cannot be certain that we will be able to contract with any of these companies on acceptable terms, if at all. New suppliers would also need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such ingredients. In addition, significant cancellation penalties and the long lead times required for initial orders or to make any changes to existing orders, including changing the scale of production, limit our flexibility in connection with product development, clinical trials or commercial sales. For example, we may be required to order products for the second part of a clinical trial or for a proposed follow-on clinical trial before we have initial results from the trial, which could result in a loss if we terminate the trial or need to make changes to the product.
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
Lastly, CMOs, especially those located in non-US countries, may be subject to or affected by various US legislation, executive orders, regulations, or investigations targeting certain development or economic activities involving those countries. The CMO we use for the manufacturing of Rina-S is based in China, and there have been recent political and economic tensions between China and the US. For example, the BIOSECURE Act enacted in December 2025 bans federal procurement or funding associated with “biotechnology companies of concern” and restricts use of their equipment and services in federal contracts, grants, and loans. The implementation of the act will be phased in over a period of years, and could severely restrict the ability of companies to work with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the US government. If our CMO for Rina-S is affected by this legislation or any other action against Chinese companies and we are unable to secure alternative manufacturing capacity on a timely basis, this could delay our commercial launch of Rina-S. It could also increase costs, reduce the supply of available materials, delay procurement or clinical trials, hinder our ability to secure significant government commitments for potential therapies, and adversely affect our financial condition and business prospects.
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
Manufacturers of pharmaceutical and biologic products encounter difficulties in production, including difficulties with production yields, stability of the product candidate, quality control and assurance, shortages of qualified personnel, compliance with relevant regulations, production costs and development of advanced manufacturing techniques and process controls. If our manufacturer were to encounter any of these difficulties or otherwise fail to comply with its obligations to us or under applicable regulations, our ability to provide trial materials in our preclinical trials and clinical trials would be jeopardized. Any delay or interruption in the supply of preclinical trial or clinical trial materials could delay the completion of our preclinical trials and clinical trials, increase the costs associated with maintaining our preclinical trial and clinical trial programs and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely.
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
We are exposed to the risk of fraud or other misconduct by our employees and collaboration partners. Misconduct by our collaboration partners, vendors or suppliers could include intentional failures to comply with legal requirements or the requirements of the FDA, the EMA and other comparable regulatory authorities; failure to provide accurate information to applicable government authorities; failure to comply with fraud and abuse and other healthcare laws and regulations in the
US, the EU and other jurisdictions; failure to comply with the Foreign Corrupt Practices Act (“FCPA”) and other applicable anti-bribery laws; failure to report financial information or data accurately; or failure to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, bribery and other abusive practices.
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
Specifically, the FCPA prohibits companies and their intermediaries from making or offering improper payments to non-US officials for the purpose of obtaining or retaining business, and requires companies listed on a US stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside the US are with governmental entities, and personnel of such entities may be considered non-US government officials for purposes of the FCPA. Violations of the
FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts as well as other remedial measures. We have adopted a written code of business conduct, an anti-corruption, anti-bribery policy, and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws, but there can be no assurance that such policies will be effective in preventing or deterring violations of the FCPA, whether intentional or not.
Our personnel and others acting on our behalf could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.
Risks Related to Product Development
Biopharmaceutical product development involves a substantial degree of uncertainty.
Our product pipeline currently includes five proprietary products and product candidates in various stages of active clinical development (early clinical development, late clinical development). There are also ongoing clinical trials for daratumumab, amivantamab, teclistamab and talquetamab by J&J, ofatumumab by Novartis and teprotumumab by Amgen, and additional product candidates being developed by our collaboration partners. Following the acquisition of Merus, we expect to commence additional studies and continue current ongoing studies for petosemtamab. Many of our current product candidates are in relatively early stages of development (preclinical proof of concept), and all of our product candidates will require significant further development, financial resources and personnel to obtain regulatory approval and develop them into commercially viable products, if at all.
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
Many of our proprietary and partnered product candidates are created with, and dependent upon, our proprietary technologies, and some of them also incorporate technologies of our partners or other third parties. Any failures or setbacks with respect to our proprietary technologies or Pfizer’s anti-body drug conjugate ("ADC") development programs, including adverse effects resulting from the use of these technologies in human clinical trials and/or the imposition of clinical holds on trials of any product candidates using our proprietary technologies, could have a detrimental impact on our clinical pipeline.
Additionally, with the exception of acasunlimab, for which we discontinued clinical development in December 2025 and rinatabart sesutecan (“Rina-S”), we have not ourselves, or in collaboration, advanced any product candidates through late-stage clinical development. If we are unable to continue to develop late-stage development capabilities, we will be required to continue to contract with third parties via licensing and development agreements to complete the development of our proprietary product candidates, which we may not be able to do on a timely basis, on terms favorable to us, or at all, and the development of our proprietary product candidates could be delayed or terminated. Our failure to effectively advance our development programs could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.
Furthermore, we may have to develop companion diagnostics to select the patient population that could benefit from the relevant treatment, both during our clinical trials and in connection with the commercialization of our product candidates, which are subject to regulation by the FDA, the EMA, and comparable foreign regulatory authorities as companion diagnostic medical devices, and typically require separate regulatory approval prior to commercial use. Any delay or failure by us or our collaboration partners to obtain regulatory approval of companion diagnostics could harm our development strategy and/or delay or prevent approval of our product candidates, which may adversely affect our business, financial condition and results of operations.
Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure.
The FDA, EMA, and comparable regulatory authorities in other jurisdictions must approve new product candidates before they can be marketed, promoted or sold in those territories. We or our collaboration partners must provide these regulatory authorities with data from preclinical and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. We cannot be certain that our or our collaboration partners’ preclinical or clinical trials for our product candidates will be successful or that any of our other proprietary or partnered product candidates will receive approval from the FDA, the EMA or any other regulatory authority. In addition, certain other third parties make decisions about products or product candidates based on results of clinical trials, including determinations relating to pricing, access or reimbursement of approved products or validations or endorsements of treatment options. Such third parties may require additional data or trials for their determinations.
Preclinical trials and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays or failure.
We may be required to revise our development plans and extend dose exploration as a result of FDA’s Project
Optimus, which requires the implementation of strategies for dose finding and dose optimization that leverage preclinical and clinical data in dose selection, including randomized evaluations of a range of doses in clinical trials. In support of this initiative, the FDA may request sponsors of oncology product candidates to conduct dose optimization studies pre- or post-
approval.
It may take several years and require significant expenditures to complete the preclinical and clinical trials necessary to commercialize a product candidate, and delays or failures are inherently unpredictable and can occur at any stage. Even if we or our collaboration partners obtain positive results from preclinical or early clinical trials, we or they may not achieve the same success in subsequent trials. In particular, the results of preclinical trials are based on animal, in vitro or other laboratory testing and may not be predictive of the safety or efficacy of our product candidates in humans. Similarly, topline or interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after obtaining promising results in earlier trials, and we cannot be certain that we or our collaboration partners will not face similar setbacks. If topline or interim data that we or our collaboration partners report differ from final results, or if others, including regulatory authorities, disagree with our assumptions, calculations, conclusions, or analyses or interpret or weigh the data differently, or if subsequent trials are unsuccessful, we or our collaboration partners may be unable to obtain marketing approval for product candidates on a timely basis or at all, which could impact our reputation, business, financial condition, results of operations and future growth prospects.
Furthermore, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. The failure of clinical trials to demonstrate safety and efficacy for our or our collaboration partners' desired indications could harm the development of the relevant product candidate as well as other product candidates employing the same technology, which could have a significant impact on our product pipeline and future growth prospects. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us and may require us or our collaboration partners to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects. Any delays in product development may allow our competitors to bring products to market before we or our collaboration partners do or shorten any periods during which we or our collaboration partners have the exclusive right to commercialize our product candidates. In addition, advancements or changes in the industry standards or techniques may impact the value and recognition of our and our collaboration partners’ clinical data. Failure to adopt new industry standards may result in less comparable or useful trial results. Alternately, early adoption of emerging protocols or endpoints may result in data that is not recognized by certain regulatory bodies or industry professionals, or if such protocols are later found to be ineffective, may require us or our collaboration partners to change the design of our clinical trials.
In connection with clinical trials of our product candidates, we face a number of risks, including risks that:
•we or our collaboration partners may be unable to manufacture or obtain sufficient quantities of qualified materials for clinical trials or may be required to modify manufacturing processes;
•patient recruitment may be slower than expected and we may have difficulty accessing potential clinical trial sites;
•a product candidate may be ineffective, inferior to existing approved products for the same indications, unacceptably toxic or have unacceptable side effects;
•patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;
•a clinical trial may be delayed, suspended or terminated by the Institutional Review Board (“IRB”) or ethics committee responsible for overseeing the clinical trial, by regulatory authorities or by us or our collaboration partners due to failure to meet clinical protocols, safety issues or adverse effects, failure to demonstrate product efficacy, changes in clinical protocols, may require additional dose finding and/or dose optimization, or applicable regulatory requirements, lack of funding or other factors;
•investigators or other third parties could conduct clinical trials on our products or product candidates that could lead to adverse events or results that could negatively impact the development, regulatory approval or marketability of such products;
•extension trials on long-term tolerance could invalidate the use of our product;
•clinical trials may not demonstrate statistically sufficient levels of safety and efficacy to obtain the requisite regulatory approvals;
•even if data is sufficient for regulatory approval, it may not be sufficient to secure pricing reimbursement or to secure validation of our products by key industry players, which could delay or prevent the commercial launch of a product; and
•our collaboration partners or CROs may be unable or unwilling to perform under their contracts.

The FDA may not accept data from trials we or our collaboration partners conduct outside the US or may require additional US-based trials as a condition of regulatory approval.
We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct clinical trials outside the US, including in the EU where we are headquartered. Although the FDA may accept data from clinical trials conducted outside the US, acceptance of this data is subject to certain conditions imposed by the FDA, including with respect to compliance with GCPs and applicability of the data to the US population and US medical practice in ways that the FDA deems clinically meaningful. If the FDA does not accept the data from any clinical trials that we or our collaboration partners conduct outside the US, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these product candidates for the proposed indications in the US. In other jurisdictions, for instance, in Japan, there is a similar risk regarding the acceptability of clinical trial data conducted outside of that jurisdiction.
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
•the size and nature of the patient population;
•the patient eligibility criteria defined in the protocol;
•the size of the trial population required for analysis of the trial’s primary endpoints;
•the proximity of patients to trial sites;
•the design of the trial;
•our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•competing clinical trials for similar therapies or other new therapeutics not involving our product candidates and/or related technologies;
•clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;
•our ability to obtain and maintain patient consents; and
•the risk that patients enrolled in clinical trials will not complete a clinical trial.
In addition, our and our collaboration partners’ clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available for our and our collaboration partners’ clinical trials. We expect that we and our collaboration partners will conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our and our collaboration partners’ clinical trials at such clinical trial sites. Moreover, because our product candidates may represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to only use conventional therapies, such as chemotherapy and radiation, rather than enroll patients in any future clinical trial.
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

Any approval granted for our products or product candidates in the US does not assure approval of such products in
Japan, the EU or other foreign jurisdictions.
In order to market and sell our drugs in Japan, the EU and other jurisdictions, we and our collaboration partners must obtain separate marketing approvals, and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the US generally includes all of the risks associated with obtaining FDA approval. In addition, many countries outside the US require that the drug be approved for reimbursement before the drug can be approved for sale in that country. We and our collaboration partners may not obtain approvals from regulatory authorities outside the US on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside of the US does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA.
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
In the US, the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” or “biosimilar” to or “interchangeable” with an FDA-approved biological product, which may be used by our competitors to receive approval for, and commercialize, product candidates that compete with our products with less effort and expense than would otherwise be required, and any period of exclusivity for which our products qualify may be reduced to a shorter period than we expect due to regulatory action or otherwise. See “Item 4B—Business Overview—Competition” for more information on this regulatory pathway.
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
In addition, the pricing of our products depends, and the pricing of our product candidates, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. If we or our collaboration partners are forced to reduce the prices of our products, or if sales of our products fall due to competitive pricing, our revenue from milestone payments, sales or royalties related to such products will be negatively affected.
Any products we or our collaboration partners are able to commercialize in the US and the EU may be subject to competition from lower-priced imports of those same products, as well as lower-priced imports of competing products from Eastern Europe, Canada, Mexico and other countries with government price controls or other market dynamics that, in each case, reduce prices of products leading to reduced revenues and lower sales margins. The ability of patients to obtain these lower-priced imports has grown significantly. Some of these foreign imports are illegal under current US and
European law. However, the volume of imports is now significant, due in part to the limited enforcement resources and the pressure in the current political environment to permit the imports as a mechanism for expanding access to lower-priced medicines. Parallel importation or importation of foreign products could adversely affect our future profitability. This impact potentially could become even greater if there is a further change in relevant protective legislation or if state or local governments take further steps to import products from abroad.

Our business applications and IT infrastructure, or those of our collaboration partners, contractors or consultants, may fail or suffer cybersecurity breaches, and the use of novel technologies may subject us to additional risks.
Our business applications and IT infrastructure, including those hosted by third parties, and those of our collaboration partners, contractors or consultants, may be vulnerable to cybersecurity risks, such as ransomware, malware, identify theft, system or application failure,, and natural disasters, terrorism, war and telecommunication and electrical failures, which can lead to damage, loss or leakage of business data or unavailability of computer systems. Our vulnerability to such events may increase while employees work remotely which results in additional cybersecurity threat profiles and an increase in the amount of traffic on secured remote corporate networks and preventing or detecting unauthorized access to internal networks may be more challenging. These and other factors, including the increased use of artificial intelligence by threat actors, can be exploited to facilitate phishing, malware, ransomware or other attacks on our systems. If such an event were to occur, it could result in a critical or material disruption of our development programs and our business operations. In addition, any loss or disclosure of trade secrets, clinical data, personal data, or other proprietary information as a result of such disruption or breach could subject us to litigation, loss of intellectual property rights, or regulatory review and sanctions and may impact our reputation and our collaboration partners’ ability to further develop and commercialize our products and product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs.
Artificial intelligence-based software is increasingly being used in the biopharmaceutical and global healthcare industries. We have expanded our scientific focus to use data science and artificial intelligence to aid in the discovery of new targets and biomarkers and bolster our in-depth precision medicine and translational laboratory capabilities. As with many developing technologies, artificial intelligence-based software presents risks and attack surfaces. If the analyses that artificial intelligence-based applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability and brand or reputational harm. Furthermore, use of artificial intelligence-based software may lead to the release of confidential information which may impact our ability to realize the benefits of our intellectual property. The integration of artificial technology into our and our vendors’ systems (potentially without the vendor disclosing such use to us) subjects us to the risk that the providers of artificial technology may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection. Further, regulatory changes or reinterpretations could introduce new compliance risks, including potential government enforcement actions or civil lawsuits.
Climate change or legal, regulatory or market measures to address climate change may negatively affect our financial condition and business operations.
Climate change may negatively affect our business, results, and value chain. Our primary exposure relates to physical and transition risks such as natural or man-made disasters, extreme weather conditions such as hurricanes, tornadoes, earthquakes, wildfires or flooding, or regulatory changes that could disrupt production or increase costs. Physical risks may cause damage, delays, or reduced material availability across our limited number of third-party manufacturers for our product supply, while evolving climate regulations and carbon-related requirements may lead to higher compliance and energy costs across the value chain. These combined factors could negatively affect our operations, product development, and long-term resilience.
Environmental, social and governance (“ESG”) matters may impact Genmab’s business, operations, and reputation.
Some investors, customers, and other stakeholders are increasingly focused on issues such as climate change, health and safety, human rights and responsible supply chain practices. At the same time, sentiment that is critical of certain ESG practices has gained momentum across the US, with several proposed or enacted “anti-ESG” policies, legislation, or initiatives, and the US federal administration has issued an executive order opposing diversity, equity and inclusion initiatives in the private sector. Evolving requirements—such as the EU Corporate Sustainability Reporting Directive and
emerging climate disclosure rules—may lead to higher compliance, reporting, and assurance costs. As Genmab’s manufacturing is limited to a number of third-party manufacturers for our product supply, we also depend on third parties to manage ESG risks in their own operations. Our ESG goals and commitments require investment and carry uncertainties.
Failure, or perceived failure, to meet these goals and commitments or to align with evolving, and sometimes conflicting, laws, regulations, policies and administrative, investor and other stakeholder views could result in reputational harm, increased scrutiny from investors or proxy advisors, reduced talent attraction and retention, and other adverse effects on our business and results of operations.

Our business depends on our ability to recruit and retain talented and highly skilled employees.
Our success depends on the ability to attract, develop, and retain highly skilled and diverse talent across scientific, technical, and leadership roles. Competition for qualified professionals in the biotechnology industry is intense, as we compete with global pharmaceutical and biotech companies, academic institutions, and other organizations for experienced personnel. Our ability to achieve strategic objectives relies on maintaining a strong, purpose-driven culture, competitive compensation, and opportunities for professional growth. Failure to attract or retain key talent could negatively affect
Genmab’s ability to advance its pipeline, meet operational goals, and deliver long-term value.
Risks Related to Our Intellectual Property
Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate.
Our commercial success and viability depend in part on our and our collaboration partners’ ability to obtain and maintain adequate intellectual property protection in the US, Europe and other countries with respect to our existing products, product candidates and processes and related technologies owned by us and to successfully defend these rights against third-party challenges, successfully enforce these rights to prevent third-party infringement, as well as our ability to maintain adequate intellectual property protection for any future technologies and products. If we or our collaboration partners do not adequately protect our intellectual property, competitors may be able to use our technologies or products and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our products and product candidates and significantly reduce our revenues and potential profits.
While we rely on a combination of patents, trademarks and trade secret protection, as well as nondisclosure, confidentiality and other contractual agreements to protect the intellectual property related to our brands, products, product candidates and proprietary technologies, our strategy and future prospects are based, in particular, on our patent portfolio.
The uncertainties with respect to the legal system in the US, Europe and other countries, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations with little advance notice, or policies and practices that weaken the intellectual property framework (such as laws or regulations that promote or provide broad discretion to issue a compulsory license) could adversely affect us and limit the legal protections available to us. We and our collaboration partners or licensees will best be able to protect our technologies, products and product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, effectively protected trade secrets, or other regulatory exclusivities, cover them. However, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.
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
•we or our collaboration partners may not have been the first to make or file patent applications for the inventions covered by pending patent applications or issued patents;
•others may independently develop identical, similar or alternative technologies, products or compositions and uses thereof;
•any or all of our or our collaboration partners’ pending, or any future patent applications may not result in issued patents;
•any patents issued to us or our collaboration partners may not provide a basis for commercially viable products, or may not provide any competitive advantages in countries of significant business opportunity;

•third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the US Patent and Trademark Office (“USPTO”), or oppositions in the European Patent Office
(“EPO”), or observations or protests, or any similar actions in other patent administrative or court proceedings worldwide that challenge the validity, enforceability or scope of such patents, which may result in our patent claims being narrowed or invalidated which could limit our ability to prevent competitors from developing and marketing similar products;
•our or our collaboration partners’ technologies, compositions and methods may not be patentable;
•others may design around our or our collaboration partners’ patent claims to produce competitive products or uses which fall outside of the scope of our patents;
•third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology;
•patent terms may be inadequate to protect our competitive position on our technologies, products and product candidates for an adequate amount of time;
•the Supreme Court of the US, other US federal courts, Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could narrow or invalidate, or change the scope of, or change the patent lifetime of, our or our collaboration partners’ patents; and
•the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.
Patent applications may be denied or issued patents covering our products and product candidates could be found invalid or unenforceable.
Even if patents do successfully issue and even if such patents cover our technologies, products, product candidates, compositions and methods of use, third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the USPTO, third-party oppositions at the EPO or observations or protests, or similar actions challenging the validity, enforceability or scope of such patents in other patent administrative proceedings worldwide, which may result in our or our collaboration partners’ patent claims being narrowed or invalidated. Such proceedings could result in revocation or amendment of such patents in such a way that they no longer cover our technologies, product candidates or competitive products. Further, if we or our collaboration partners initiate legal proceedings against a third-party to enforce a patent covering our product, product candidate or technology, the defendant could counterclaim that the patent covering our product, product candidate or technology is invalid or unenforceable. In patent litigation in the US, certain European and other countries worldwide, it is commonplace for defendants to make counterclaims alleging invalidity and unenforceability in the same proceeding, or to commence parallel defensive proceedings such as patent nullity actions to challenge validity and enforceability of asserted patent claims. Such proceedings could result in revocation or amendment of such patents in such a way that they no longer cover our technologies, product candidates or competitive products.
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
Further, even if we prevail against an infringer in a US district court or foreign trial-level court, there is always the risk that the infringer will file an appeal and the initial court judgment will be overturned at the appeals court and/or that an adverse decision will be issued by the appeals court relating to the validity or enforceability of our patents. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted in a manner insufficient to achieve our business objectives.
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
Even if we or our collaboration partners have or obtain patents covering our technologies, products, product candidates, compositions or uses, we or our collaboration partners may still be barred from making, using, importing or selling or otherwise exploiting our products, product candidates or technologies because of the patent rights of others. Our competitors have filed, and in the future may file, patent applications covering technology, compositions or products and uses that are similar or identical to ours. There are many issued US, European and other worldwide patents relating to therapeutic drugs, and some of these may relate to compounds we or our collaboration partners intend to commercialize.
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
Claims that our or our collaboration partners’ technologies, products, product candidates, compositions or their uses infringe or interfere with the patent rights of third parties, or that we, our employees, our consultants or our collaboration partners have misappropriated third-party trade secrets, are being brought from time to time and can result in costly litigation and could require substantial time and money to resolve, even if litigation is avoided.When we, our employees, our consultants or our collaboration partners face infringement claims or challenges by third parties, an adverse outcome could subject us or our collaboration partners to significant liabilities to such third parties. Litigation or threatened litigation could result in significant demands on the time and attention of our management team. A negative outcome could expose us or our collaboration partners to payment of costs, damages and other financial remedies, including in some jurisdictions, increased damages, such as treble damages and attorneys’ fees, if we were found to have willfully infringed a patent, and equitable remedies such as restraining orders or injunctions. Litigation with third parties concerning alleged infringement of their intellectual property rights could require us and our collaboration partners to bear substantial costs and impose burdens on our and their management and personnel, even if we or our collaboration partners were to ultimately succeed in such proceedings. Costs of patent litigation and awards of damages in patent infringement cases can be significant, and equitable remedies such as temporary restraining orders and injunctions can negatively impact or prevent product development and commercialization. A negative outcome could also lead us or our collaboration partners to delay, curtail or cease the development and commercialization of some or all of our products and product candidates, or could cause us or our collaboration partners to seek legal or administrative actions against third parties. We or our collaboration partners may need to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms, or at all. Even if we are able to obtain licenses from a third-party to resolve a dispute, such settlement arrangements could involve substantial costs including one-time and/or ongoing royalty payments.

We may be unable to protect the confidentiality of our trade secrets and know-how.
In addition to seeking patent protection for our products and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaboration partners, consultants, advisors, vendors, university and/or institutional researchers and other third parties. We also have entered or seek to enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and once disclosed we may lose trade secret protection. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable and may be inadequate. In addition, some courts inside and outside the US are less willing or unwilling to protect trade secrets.
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
We may choose not to pursue or maintain protection for particular inventions, products or product candidates. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer, and our contractual royalty rates on sales of wholly- or partially-partnered products in the relevant jurisdictions may be reduced. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products in a manner that exploits our technologies and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the US or in Europe, and thus such protection may not be sufficient to prevent or stop infringing activities.
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
In addition, changes in the law and legal decisions by courts in the US, Europe and foreign countries may affect our ability to obtain or maintain adequate protection for our technologies, products, product candidates or compositions or uses thereof and the enforcement of intellectual property, and may apply retroactively to affect the term and/or scope of our patents. Additionally, the legal systems of certain countries, particularly China and certain other countries, may not protect patents, trade secrets and other intellectual property to the same extent or in the same manner as the laws of the US, particularly those relating to medical devices and biopharmaceutical and biotechnology products, which could make it difficult for us to prevent or stop the infringement of our patents or other violations of our proprietary rights generally.

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
In addition, any proprietary name we propose to use with any of our product candidates in the US or other jurisdictions must be approved by the FDA, the EMA or other governmental authorities, regardless of whether we have registered, or applied to register, the proposed proprietary name as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
Risks Related to Government Regulation
Government restrictions on pricing and reimbursement, as well as other healthcare payer cost-containment initiatives, may negatively impact our ability to generate revenue.
Sales of certain of our products and our product candidates, if and when approved for marketing, have and will depend, in part, on the extent to which our products will be covered by third-party payers, such as US government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third-party payers play an important role in determining the extent to which new drugs, biologics and medical devices will be covered.
The Medicare and Medicaid programs increasingly are used as models for how private payers and other governmental payers develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payers will decide with respect to coverage and reimbursement for our product candidates.
Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product. Outside the US, international operations are generally subject to extensive governmental price controls and other market regulations.
Therefore, the reimbursement for our products may be reduced compared with the US and may be insufficient to generate commercially reasonable revenue and profits. Adoption of price controls, cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures could limit our net revenue and results.

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
Moreover, increasing efforts by governmental and third-party payers in the US and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products.
In addition, any products we or our collaboration partners are able to commercialize may be subject to competition from lower-priced imports of those same products, leading to reduced revenues and lower sales margins, as well as lower-
priced imports of competing products from countries with government price controls or other market dynamics that, in each case, reduce prices of products.
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
Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. For US approvals, the holder of an approved Biologics License Application (“BLA”) is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the BLA. In addition, the FDA strictly regulates the promotional claims that may be made about pharmaceutical products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials.
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
Sales, marketing, patient support, and scientific/educational grant programs in the US must comply with the US
Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, the federal Anti-
Kickback Statute, the Federal Food, Drug and Cosmetic Act, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the
Veteran’s Health Care Act, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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
A rapidly evolving legal, regulatory and policy landscape may have an adverse impact on our business.
Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our products and product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the US, the EU or in other countries. If we or our collaboration partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we and our collaboration partners are not able to maintain regulatory compliance, we or they may lose any marketing approval that we or they may have obtained, which could adversely impact our business and financial results.
The Inflation Reduction Act of 2022 (“IRA”) was signed into law on August 16, 2022. The IRA, among other things,
(i) allows the US Department of Health and Human Services (“HHS”) to negotiate prices for certain single-source drugs and biologics covered under Medicare Part B and Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law; and (ii) establishes rebates under Medicare to penalize drug price increases that outpace inflation. Negotiations were conducted with ten high-cost drugs, none of which was DARZALEX, paid for by
Medicare Part D, and the negotiated prices will take effect in 2026. The effect of the IRA on the biopharmaceutical industry is uncertain, and the IRA could have a material effect on our business and results of operations in the future.
In the US there is continued focus by the US federal and state governments on regulating or otherwise decreasing drug prices. This includes efforts to establish international reference pricing, including Most-Favored-Nation (“MFN”) drug pricing. On May 12, 2025, the US President issued an executive order “Delivering Most- Favored-Nation Prescription
Drug Pricing to American Patients,” directing executive agencies to take steps to facilitate MFN pricing for prescription drugs in the US. The Secretary of HHS subsequently announced on May 20, 2025, that it communicated to manufacturers

MFN pricing targets which apply to brand drugs and biologics without generic or biosimilar competition, using the lowest prices observed in a set of economic peer countries (commonly described as OECD countries meeting a GDP-per-capita threshold). Manufacturers are expected to make “significant progress” toward meeting these targets. If they fail to do so, then other actions are to be pursued, including proposing rules to implement MFN pricing, working with Congress to allow for expanded drug importation, exploring FDA drug approval reforms, increased antitrust enforcement and review of drug export practices. The order also calls on the Secretary of Commerce and the US Trade Representative to address foreign pricing practices that may harm US interests, including suppressing drug prices abroad and shifting the global research burden to American consumers. Additionally, the order directs HHS to support direct-to-consumer sales at MFN prices, seeking to bypass intermediaries in the current US drug supply chain. On July 31, 2025, the White House sent letters to 17 pharmaceutical manufacturers, which included Genmab collaboration partners AbbVie, J&J, Novartis and Pfizer, outlining specific steps, including offering MFN prices to all Medicaid patients, committing not to offer better prices to other developed nations for new drugs than prices offered in the US, and participating in direct-to-consumer or direct-to-business models at MFN prices. The US administration recently announced voluntary MFN agreements with Pfizer and
AstraZeneca, signaling potential expectations for other manufacturers to follow. These actions demonstrate the growing interest in aggressive policies to lower drug prices, which could adversely affect the prices of products that we or our collaboration partners sell, and thereby our revenues and profits.
Our and our partners’ activities in certain non-US countries may also be subject to or affected by various US legislation, executive orders, regulations, or investigations targeting certain development or economic activities involving those countries. This includes, but is not limited to, the proposed BIOSECURE Act, which could increase costs, reduce the supply of available materials, delay procurement or clinical trials, hinder our ability to secure significant government commitments for potential therapies, and adversely affect our financial condition and business prospects.
In June 2024, the US Supreme Court overruled the Chevron doctrine, which gave deference to regulatory agencies’
statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous.
This landmark Supreme Court decision may invite more companies and other stakeholders to bring lawsuits against the
FDA to challenge longstanding decisions and policies of the FDA, including FDA’s statutory interpretations of market exclusivities and the “substantial evidence” requirements for drug approvals, which could undermine the FDA’s authority, lead to uncertainties in the industry, and disrupt the FDA’s normal operations, any of which could delay the FDA’s review of our regulatory submissions. We cannot predict the full impact of this decision, future judicial challenges brought against the FDA, or the nature or extent of government regulation that may arise from future legislation or administrative action.
Further, disruptions at the FDA and other government agencies may slow the time required for new drugs to be reviewed and approved, which could adversely affect our business. For example, over the last several years the US government has shut down several times, and certain regulatory agencies, including the FDA, have had to furlough employees and suspend certain activities. The current administration’s freeze on hiring and new return-to-office policy may disrupt normal operations of federal agencies, including the FDA. Future government shutdowns or other disruptions could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, or to provide feedback on our clinical development plans, which could have a material adverse effect on our business. Further, future government shutdowns or other disruptions to normal operations could impact our ability to access the public markets and obtain the funding necessary to properly capitalize and continue our operations.
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
The legal and regulatory environment of data privacy is diversified, with regional legislation such as the General Data
Protection Regulation in Europe, the Personal Information Protection Law enacted in 2021 and Regulations on the
Administration of Human Genetic Resources of the PRC in China, and other significant privacy legislation, including the
California Consumer Privacy Act and other similar comprehensive state data privacy laws in the US. As the framework continues to evolve, uncertainty remains due to the absence of clear guidance or case law. This uncertainty, combined with limited global harmonization or simplification, makes it challenging for multinational companies to standardize their approach to privacy and data protection compliance.
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
Our activities, and our business arrangements with third parties, are subject to fraud, abuse and other healthcare laws and regulations.
Healthcare providers, such as physicians and others, play a primary role in the recommendation and prescription of our products. Our or our collaboration partners’ arrangements with such persons and third-party payers and our general business operations expose us or our collaboration partners to broadly applicable fraud and abuse regulations, as well as other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable US federal and state and non-US healthcare laws and regulations include, but are not limited to, the Anti-Kickback Statute, the Beneficiary Inducement
Statute, the HIPAA federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False
Claims Act, the federal transparency requirements under the Physician Payments Sunshine Act and analogous US state laws. Rules and regulations covering many of the same matters are found in numerous other countries, including in
Denmark, and may be more stringent or result in higher exposures than those in the US.
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
To help patients afford our products, we and our collaboration partners have implemented, and may implement or further expand in the future, patient assistance programs. We or our collaboration partners also occasionally make donations to independent charitable foundations that help financially needy patients. These types of programs designed to assist patients in affording pharmaceuticals have become the subject of scrutiny. In recent years, some pharmaceutical manufacturers were named in class action lawsuits challenging the legality of their patient assistance programs and support of independent charitable patient support foundations under a variety of US federal and state laws. At least one insurer also has directed its network pharmacies to no longer accept manufacturer co-payment coupons for certain specialty drugs the insurer identified. Our collaboration partners’ or own patient assistance programs and support of independent charitable foundations could become the target of similar litigation.
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
We are subject to environmental and safety laws and regulations, including those governing the use of hazardous materials, and the cost of compliance is substantial. Our business activities involve the controlled storage, use and disposal of hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of accidental contamination or injury from these materials in our manufacturing process. We cannot guarantee that the safety procedures utilized by our collaboration partners and by third-party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources. In addition, European, US federal and state or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage. In the event of an accident or environmental discharge, we may be held liable for any consequential damage and any resulting claims for damages, face an interruption of our commercialization efforts, research and development efforts and business operations, and cause environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products, which may exceed our financial resources and may materially adversely affect our business, financial condition, results of operations and future growth prospects and the value of our ADSs.
Risks Related to Our Ordinary Shares, ADSs and Foreign Private Issuer Status
If we lose our foreign private issuer status in the future, we would incur significant additional costs and expenses.
As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. We currently qualify as a foreign private issuer, and will continue to qualify as a foreign private issuer until, as of June 30 of our most recent fiscal year, (i) more than 50% of our shares are directly or indirectly owned of record by US residents, and (ii) either (x) the majority of our executive officers or directors are US citizens or residents, (y) more than 50% of our assets are located in the US, or (z) our business is administered principally in the US. We estimate that as of the latest determination date, approximately 36% of our outstanding shares, or 23.0 million shares, were beneficially held by US residents.
Our foreign private issuer status will next be determined as of June 30, 2026. There can be no assurance that we will not lose our foreign private issuer status in the future.
The regulatory and compliance costs to us under US securities laws if we lose our foreign private issuer status would be significantly more than the costs we incur as a foreign private issuer, and we would need to devote significantly more financial, management and other resources to compliance with US securities laws than we currently do, particularly in the year in which we lose our foreign private issuer status. If we lose our foreign private issuer status, we would be required to report as a US domestic issuer and be subject to other US securities laws applicable to US domestic issuers. For example, as a US domestic issuer, we would be required to file periodic reports and registration statements with the SEC on US domestic issuer forms, which are more detailed and extensive in certain respects than the forms available to us as a foreign private issuer. We would also be required to prepare our financial statements in accordance with US GAAP and modify certain of our policies to comply with corporate governance practices applicable to US domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers, which could also increase our costs.

ADS holders do not directly hold our shares, and may not be able to exercise their right to vote the shares underlying their ADSs.
Holders of our ADSs are not treated as our shareholders and do not have shareholder rights. Our depositary, JPMorgan
Chase Bank, N.A., is the holder of the shares underlying our ADSs. The deposit agreement among us, the depositary, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary.
Accordingly, ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement and not as a direct shareholder of the Company. In order to vote the shares underlying their ADSs, ADS holders may either withdraw the shares underlying their ADSs or instruct the depositary to vote the shares underlying such ADSs. However, holders may not know about the meeting sufficiently far enough in advance to withdraw the underlying shares and, even if they instruct the depositary to vote the shares underlying their ADSs, Genmab cannot guarantee ADS holders that the depositary will vote in accordance with their instructions.
The depositary will try, as far as practicable, to vote the shares underlying the ADSs as instructed by the ADS holders.
In such an instance, if we ask for holders’ instructions, the depositary, upon timely notice from us, will notify holders of the upcoming vote and arrange to deliver our voting materials to holders. We cannot guarantee that holders will receive the voting materials in time to ensure that holders will be able to instruct the depositary to vote their shares or to withdraw their shares so that they can vote such shares themselves. If the depositary does not receive timely voting instructions from holders, it may give a proxy to a person designated by us to vote the shares underlying their ADSs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders may not be able to exercise any right to vote that they may have with respect to the underlying shares, and there may be nothing they can do if the shares underlying their ADSs are not voted as they requested. In addition, the depositary is only required to notify holders of any particular vote if it receives timely notice from us in advance of the scheduled meeting. Our articles of association permit, in the case of general meetings, notice to be delivered within a relatively short time span, in which case the depositary would not be required to provide holders with notice of and access to such vote.
ADS holders’ right to receive any dividends that Genmab declares on the shares are more limited than if they were holding shares.
ADS holders’ right to receive any dividends that Genmab declares on its shares, whether in the form of cash or bonus securities, are more limited than that of Genmab’s shareholders. For example, Genmab may elect to offer subscription rights to its shareholders without offering such rights directly to ADS holders as such subscription rights will be offered to the depositary as shareholder. The depositary has substantial discretion as to what will happen with any offered subscription rights and may determine that it is not legal or practicable to make such rights available to ADS holders, in which case it will make such a distribution as it deems permissible and practicable, or it may retain and hold some or all property to be distributed as deposited securities, without liability for interest thereon or the investment thereof. In the case of a distribution by Genmab of securities or property other than cash or subscription rights, the depositary may either (i)
distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash. If the depositary is unable to distribute or sell any securities or property distributed by Genmab on the shares, they will lapse, and ADS holders will receive no value. See Exhibit 2.3
“Description of Securities of the Registrant” to this Annual Report on Form 20-F.
ADS holders may be subject to limitations on their ability to cancel their ADSs and withdraw the underlying shares.
Holders’ ADSs, which will be evidenced by American depositary receipts (“ADRs”), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to holders’ right to cancel their ADSs and withdraw the underlying shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying shares may arise due to the depositary closing its transfer books or the closing of our share register. In addition, holders may not be able to cancel their
ADSs and withdraw the underlying shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. For more information, see the description of our securities registered under Section 12 of the Exchange Act included as an exhibit to this Annual Report on Form 20-F.
By holding or owning an ADR or ADS or an interest therein, holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving the depositary and/or us brought by holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States
District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).
Further, the federal or state courts in the City of New York have non-exclusive jurisdiction to hear and determine claims brought by the depositary and/or us against or involving holders or beneficial owners arising out of or based upon the deposit agreement.
ADS holders and beneficial owners, to the fullest extent permitted by the law, waive their right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the US federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable US state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the US federal securities laws has not been finally adjudicated by the US Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New
York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that potential holders consult legal counsel regarding the jury waiver provision before investing in the ADSs.
As a result of the jury trial waiver, if any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under US federal securities laws, a holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of, or a disclaimer of liability under, the US federal securities laws and the rules and regulations promulgated thereunder.
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

Claims of US civil liabilities may not be enforceable against us.
We are incorporated under the laws of Denmark. Although our wholly owned subsidiary, Genmab US, Inc., has an office and laboratory space in the US, substantially all of our assets are located outside the US. Some of our directors and
Executive Management reside outside the US. As a result, it may not be possible to effect service of process within the US upon such persons or to enforce judgments against them or us in US courts, including judgments predicated upon the civil liability provisions of the US securities laws.
The US and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a US court, whether or not predicated solely upon US securities laws, would not be enforceable in Denmark. In order to obtain a judgment that is enforceable in Denmark, the party in whose favor a final and conclusive judgment of the
US court has been rendered will be required to file its claim again with a court of competent jurisdiction in Denmark. The
Danish court will not be bound by the judgment by the US court, but the judgment may be submitted as evidence. It is up to the Danish court to assess the judgment by the US court and decide if and to what extent the judgment should be followed. Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to US courts.
Based on the lack of a treaty as described above, US investors may not be able to enforce any judgments obtained in
US courts in civil and commercial matters, including judgments under the US federal securities laws, against us or members of our Board of Directors or our Executive Management, or certain experts named herein who are residents of
Denmark or countries other than the US.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure and corporate governance requirements applicable to public companies organized within the US.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the US. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the
US proxy rules under Section 14 of the Exchange Act. In addition, our directors and Executive Management are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities, although they may become subject to the reporting provisions in
March of 2026 absent a timely SEC exemption. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and expect to file such financial reports on an annual and quarterly basis with the SEC, we are not required to file such reports with the SEC as frequently or as promptly as US public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a US domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer. In addition, as a foreign private issuer and as permitted by the listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”), we will comply with certain home country corporate governance practices rather than the corporate governance requirements of the Nasdaq Stock
Market.
Risks Related to Tax Matters
If we are a passive foreign investment company for US federal income tax purposes for any taxable year, US holders of our ADSs could be subject to adverse US federal income tax consequences.
A non-US corporation will be a passive foreign investment company (“PFIC”) for US federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is “passive income” (as defined in the relevant provisions of the US Internal Revenue Code of 1986, as amended (“Code”) or (ii) at least 50% of the value of its assets (generally, based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the nature and composition of our income and assets, we do not expect to be a PFIC for US federal income tax purposes for our current taxable year ending December 31, 2025, nor do we expect to be one in the foreseeable future. However, the determination of whether we are a PFIC or not according to the PFIC rules is made on an annual basis and will depend on the nature and composition of our income and assets and the value of our assets from time to time. Therefore, changes in the nature and composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the total market value of our shares and ADSs, which is subject to change and may be volatile.
If we are a PFIC for any taxable year during which a US person holds ADSs, certain adverse US federal income tax consequences could apply to such US person. See “Item 10.E—Taxation—Material US Federal Income Tax
Considerations—Passive Foreign Investment Company Considerations.”
Changes in Danish, Dutch, US or other foreign tax laws or compliance requirements, or the practical interpretation and administration thereof, could have a material adverse effect on our business, financial condition and results of operations.
We are affected by various Danish, Dutch, US, Chinese, Japanese and other foreign taxes, including direct and indirect taxes imposed on our global activities, such as corporate income, withholding, customs, excise/energy, value added, sales, environmental and other taxes. Significant judgment is required in determining our provisions for taxes and there are many transactions and calculations where the ultimate tax determination is uncertain.
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
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. As the tax landscape is evolving and our business model is evolving, Danish, Dutch, US, Chinese, Japanese, or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our subsidiaries pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such an assessment. Contesting such an assessment may be lengthy and costly, and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate.
Risks Related to the Acquisition of Merus
We may not realize the anticipated benefits from the acquisition of Merus.
The success of the acquisition of Merus will depend, in part, on our ability to realize the anticipated benefits from successfully combining our and Merus' businesses. We plan on devoting substantial management attention and resources to integrating our and Merus' businesses so that we can fully realize the anticipated benefits of the acquisition of Merus.
Nonetheless, the acquired Merus business, including petosemtamab, may not be successful, may require greater resources and investments than originally anticipated or may result in the assumption of unknown or contingent liabilities, which could have an adverse effect on us or our results of operations.
Potential difficulties we may encounter include the following:
•the inability to successfully combine our and Merus' businesses in a manner that permits us to realize the anticipated benefits of the acquisition of Merus in the timeframe currently anticipated, or at all;
•the failure to integrate internal systems, programs and internal controls, or applying different accounting policies, assumptions or judgments to Merus' operational results than Merus applied in the past;
•effectively and efficiently integrating IT and other systems;

•issues not discovered as part of the transactional due diligence process or unanticipated liabilities or contingencies of Merus, including employment or severance-related obligations under applicable law or other benefits arrangements, claims by or amounts owed to vendors or other commercial disputes, cyber incidents and IT failures or delays, matters related to data privacy, data localization and the handling of personally identifiable information, and other unknown or contingent liabilities;
•preserving the important licensing, marketing, and other commercial relationships of Merus;
•the complexities associated with managing the combined company;
•the failure to retain key employees of either of the two companies who may be difficult to replace;
•the disruption of each company's ongoing businesses or inconsistencies in services, standards, controls, procedures and policies;
•potential unknown liabilities associated with the acquisition of Merus; and
•performance shortfalls at one or both of the two companies as a result of the diversion of management's attention caused by integrating our and Merus' operations.
Any of these risks could adversely affect our ability to maintain relationships with collaboration partners, vendors, employees and other commercial relationships or adversely affect our or Merus' future operational results. As a result, the anticipated benefits of the acquisition of Merus may not be realized or at all or may take longer to realize or cost more than expected, which could adversely affect our business, financial condition, results of operations and growth prospects.
Genmab's ability to realize the anticipated benefits of the acquisition of Merus will depend on its ability to effectively conduct clinical development of, obtain regulatory approvals for, and profitably commercialize, petosemtamab. We may fail to realize the anticipated benefits of the acquisition of Merus if we are unable to successfully develop, obtain regulatory approval for, and commercialize petosemtamab on the currently anticipated timeline, for all of the currently anticipated therapeutic indications, or at all.
While petosemtamab delivered positive data in certain HNSCC indications in prior Phase I/II trials, there is no assurance that the currently ongoing Phase III trials will ultimately demonstrate the efficacy of petosemtamab in those indications at a level that will be sufficient to obtain regulatory approval. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after obtaining promising results in earlier trials, and we cannot be certain that we will not face similar setbacks with petosemtamab.
In addition, while petosemtamab has received BTD from the FDA with respect to two HNSCC indications, this designation does not assure ultimate approval by the FDA. BTD is a process designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint. Drugs that receive BTD are eligible for certain procedural benefits as part of the FDA review process, including more frequent meetings with FDA staff to discuss the drug's development plan and ensure collection of appropriate data needed to support drug approval, more frequent written communication from FDA staff, rolling review of BLA or NDA submissions, intensive guidance on an efficient drug development program, and organizational commitment involving senior managers. BTD does not, however, change the scientific and medical standard for approval or the quality of evidence necessary to support approval.
As a result, applications for product candidates granted expedited review or BTD designation may be ultimately denied based on trial data, trial design or other factors.
Furthermore, even though the available data from petosemtamab Phase I/II trials in certain HNSCC indications may seem stronger in certain respects than data for certain alternative therapies, there is no completed head-to-head trial that actually compared the safety and efficacy of petosemtamab with any alternative therapy as part of the same investigational setting. Separate clinical trials for alternative therapies may differ in trial design and duration, patient population, treatment protocols and investigators and other important factors, making it difficult to compare data across trials or to draw reliable conclusions from such cross-trial comparisons. It is possible that petosemtamab may turn out not to be superior to alternative therapies in the currently ongoing Phase III trials in HNSCC.
Even if we can successfully progress the clinical development of petosemtamab and obtain the anticipated marketing approvals, we may not be able to commercialize it on the currently anticipated timeline or at all, to realize its expected revenue potential, or obtain additional financing, if needed, to fund the commercialization. For more information about the risks involved in clinical development, regulatory approval and commercialization of new products generally, please see “
– Risks Related to Product Development.” Our ability to realize petosemtamab's potential is also subject to all of the other risks affecting our business described in this “Risk Factors” section.
Risks Related to Our Indebtedness
Our substantial indebtedness could adversely affect our financial condition.
We have incurred substantial indebtedness which could have a negative impact on our financing options and liquidity position. Our indebtedness requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. The high degree of our debt leverage could have significant consequences, including the following:
•making it more difficult for us to satisfy our debt obligations;
•limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments, instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
•limiting our ability to refinance our indebtedness on terms acceptable to us or at all;
•imposing restrictive covenants on our operations;
•placing us at a competitive disadvantage to other, less leveraged competitors; and
•making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures.
Any of these risks could materially impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.
The terms of the agreements governing our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to pursue our business strategies, and could adversely affect our capital resources, financial condition and liquidity.
The indentures governing our outstanding notes and our credit agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:
•incur, assume or guarantee additional indebtedness;
•declare or pay dividends or make other distributions with respect to, or purchase or otherwise acquire or retire for value, equity interests;
•make any principal payment on, or redeem or repurchase, subordinated debt;
•make loans, advances or other investments;

•incur liens;
•sell or otherwise dispose of assets, including capital stock of subsidiaries;
•enter into sale and lease-back transactions;
•consolidate or merge with or into, or sell all or substantially all of the assets of the Issuers to, another person; and
•enter into transactions with affiliates.
In addition, our credit agreement requires us to comply with certain financial maintenance covenants. Our ability to satisfy these financial maintenance covenants can be affected by events beyond our control and we cannot provide assurance that we will meet them.
A breach of the covenants under the credit agreement and the indentures governing our outstanding notes could result in an event of default under the applicable indebtedness, which, if not cured or waived, could result in us having to repay our borrowings before their due dates. Any such default may allow the holders to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If we are forced to refinance these borrowings on less favorable terms or if we experience difficulty refinancing the debt prior to maturity, our results of operations or financial condition could be materially affected. In addition, an event of default under our credit agreement may permit the lenders to terminate all commitments to extend further credit. Furthermore, if we are unable to repay the amounts due and payable under our credit agreement or our outstanding notes, the lenders or holders of our outstanding notes may be able to proceed against the collateral granted to them to secure that indebtedness. In the event lenders or holders of our outstanding notes accelerate the repayment of such borrowings, we cannot assure you that we will have sufficient assets to repay such indebtedness.
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
Our shares are listed on Nasdaq Copenhagen under the symbol “GMAB.” Our ADSs are listed on the Nasdaq in the
US under the symbol “GMAB.”

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
For a description of our acquisition of Merus N.V. ("Merus") please refer to “Item 5.A—Operating Results.”
B.    Business Overview
Overview
We are an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address medical needs and improve treatment outcomes for patients with cancer and other serious diseases. Our goal in building our pipeline is to bring medicines to market ourselves in geographic areas where we believe we will be able to maximize their value and make a meaningful impact on the treatment landscape.
Our current priorities are the commercial or late-stage programs epcoritamab, Rina-S and petosemtamab. Epcoritamab, marketed as EPKINLY in countries including the US and Japan and as TEPKINLY in the EU, is being developed and commercialized in collaboration with AbbVie. Epcoritamab is the first and only bispecific antibody approved for the treatment of multiple B-cell malignancies in various regions around the world. Rina-S and petosemtamab are wholly owned by Genmab. Rina-S is in Phase III clinical development for platinum-resistant ovarian cancer (“PROC”), platinum-
sensitive ovarian cancer ("PSOC") and endometrial cancer. Petosemtamab is in Phase III clinical development for newly diagnosed and recurrent/metastatic ("r/m") head and neck squamous cell carcinoma ("HNSCC").
Our full pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and ADCs. We currently have five proprietary products or product candidates in active clinical development, which comprise programs where we retain at least 50% of product rights in collaboration with partners.  Our first proprietary commercial product to be approved wastisotumab vedotin, marketed as Tivdak. Tivdak is being co-
developed globally and co-promoted in the US in collaboration with Pfizer and exclusively by Genmab outside of the US and China. Tivdak is the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after prior systemic therapy in territories including the US, Europe and
Japan. In addition to our marketed products and clinical product candidates, we have multiple proprietary and partnered preclinical programs.
In addition to Genmab’s own pipeline of product candidates, our innovation and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The six approved medicines created by Genmab or that incorporate Genmab’s innovation or technology platforms are daratumumab, marketed by J&J as DARZALEX (intravenous (“IV”) formulation) and
DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the US, Europe, Japan and other territories for the treatment of certain indications of  MM and light chain AL; amivantamab, marketed in the US, Europe, Japan and other territories by J&J as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic
Non-Small Cell Lung Cancer (“NSCLC”) with epidermal growth factor receptor (“EGFR”) exon 20 insertion mutations and also RYBREVANT FASPRO (amivantamab and hyaluronidase-lpuj), an SC formulation approved in the US;
teclistamab, marketed in the US, Europe, Japan and other territories by J&J as TECVAYLI for certain indications of MM;
talquetamab, marketed in the US, Europe, Japan and other territories by J&J as TALVEY for certain indications of MM;
SC ofatumumab, marketed in the US, Europe, Japan and other territories as Kesimpta by Novartis for the treatment of relapsing multiple sclerosis (“RMS”); and teprotumumab, marketed in the US, Europe and Japan as TEPEZZA by Amgen for the treatment of thyroid eye disease (“TED”). In addition BIZENGRI (Zenocutuumab-zbco) was added to our portfolio of royalty medicines as part of our acquisition of Merus. Merus exclusively licensed to Partner Therapeutics Inc. ("Partner
Therapeutics") the right to commercialize BIZENGRI for the treatment of Neuregulin 1 ("NRG1") fusion-positive cancer in the US. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.
Our portfolio includes multiple proprietary antibody technology platforms: our DuoBody platform, which can be used for the creation and development of bispecific antibodies; our HexaBody platform, which can be used to increase the potential potency of antibodies through hexamerization; our DuoHexaBody platform, which enhances the potential potency of bispecific antibodies through hexamerization;  our HexElect platform, which combines two HexaBody molecules to maximize potential potency while minimizing potential toxicity by more selective binding to desired target cells; and our
ADC platforms, which we acquired through the purchase of ProfoundBio in May 2024. We gained additional proprietary technology platforms as part of our acquisition of Merus. Antibody products created with these technologies may be used in a wide variety of indications including cancer as well as autoimmune, central nervous system and infectious diseases.
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
Our Business Strategy
Key elements of our strategy to achieve our vision and fulfill our core purpose include:
•Actively advance and expand our proprietary product pipeline. We are actively advancing our promising proprietary product candidates, and specifically our commercial or late-stage programs epcoritamab, Rina-S, and petosemtamab through development and commercialization.
•Grow our commercialization capabilities. We are continuing to develop and expand our commercialization capabilities to allow us to bring our own products to market for the indications and in the geographies we determine would create value for patients and our shareholders. Our initial focus for commercialization is in the
US and in Japan, with the commercialization of Tivdak and EPKINLY. More recently, we have expanded our commercial footprint to the EU.
•Strengthen our product portfolio with strategic collaborations and potential acquisitions. We enter into strategic product and technology collaborations to build our network in the biotechnology space, to strengthen our portfolio with complementary technologies or products and seek to expand our proprietary product pipeline by developing new products in-house and through selective collaborations. We monitor for potential collaborations and acquisitions that would advance our overall strategy, such as the 2025 acquisition of Merus.
•Leverage our proprietary technology platforms. Our leading proprietary antibody technology platforms play a key role in building our product pipeline, enhancing our collaborations and generating revenue. Multiple new product candidates are currently being developed by us and our collaboration partners using our technology platforms, including proprietary product candidates created with our DuoBody, HexaBody and ADC technologies.
We actively seek collaboration partners interested in developing potential antibody therapeutics using our technologies.
•Leverage recurring revenue streams from collaborations. There are six medicines on the market, developed and commercialized by partners, that were created by Genmab or created using our DuoBody technology. Under the agreements for these medicines, Genmab is entitled to certain royalties and potential milestone payments.
Originally, this strategy allowed us to bring our innovative products to the market and create a stable revenue stream. Over time, it has allowed us to build and expand our own proprietary pipeline.
Our Products and Product Candidates
All late-stage ≥50% Genmab-owned medicines or product candidates in ongoing clinical development are discussed below.
The following charts summarize the disease indications and most advanced development status of medicines or product candidates in development by Genmab or by collaborators who are leveraging Genmab’s innovation and technology as of December 31, 2025.
Approved Medicines

Approved Product	Target	Developed By	Disease Indication[1]
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie
Approved in territories including the US
and Europe for adult patients with
relapsed/refractory  (“R/R”)  diffuse
large B-cell lymphoma ("DLBCL") after
two or more lines of systemic therapy
and in Japan for adult patients with
certain types of R/R large B-cell
lymphoma ("LBCL") after two or more
lines of systemic therapy

Approved in territories including the US,
Europe and Japan for adult patients with
R/R follicular lymphoma ("FL") after
two or more lines of systemic therapy
Approved in the US in combination with
rituximab and lenalidomide ("R2") for the
treatment of adult patients with relapsed
or refractory FL

Tivdak (tisotumab vedotin-tftv, tisotumab vedotin)	Tissue factor (“TF”)	Co-development Genmab/Pfizer	Approved in territories including the US, Europe and Japan for adult patients with recurrent/metastatic cervical cancer with disease progression on or after prior systemic therapy
1Refer to relevant local prescribing information for precise indication and safety information.

Pipeline in Active Clinical Development, Including Further Development for Approved Medicines

Product	Developed By	Target(s)	Technology	Disease Indications	Most Advanced Development Phase
					Pre- clinical	1	2	3
Epcoritamab	Co- development Genmab / AbbVie	CD3, CD20	DuoBody	Relapsed/refractory DLBCL
Relapsed/refractory FL
First line DLBCL
First line FL
B-cell non-Hodgkin lymphoma ("NHL")
Relapsed/refractory chronic lymphocytic leukemia ("CLL") & Richter's Syndrome
Aggressive mature B-cell neoplasms in pediatric patients
Rinatabart Sesutecan (Rina-S, GEN1184)	Genmab	Folate receptor alpha ("FRα")	ADC	PROC
Endometrial cancer
PSOC
NSCLC
Solid tumors
Petosemtamab	Genmab	EGFR, leucine-rich repeat- containing G- protein coupled receptor 5 ("LGR5")	Biclonics	r/m HNSCC
Advanced solid tumors including metastatic colorectal cancer ("mCRC")
First line NSCLC with pembrolizumab
GEN1059 (BNT314)	Co- development Genmab / BioNTech	Epithelial cell adhesion molecule ("EpCAM"), 4-1BB	DuoBody	Solid tumors

GEN1057	Genmab	Fibroblast activation protein alpha ("FAPα"), death receptor 4 ("DR4")	DuoBody	Malignant solid tumors

In December 2025, further development of acasunlimab was discontinued as part of Genmab’s strategic focus on the most value-creating opportunities in its late-stage portfolio and following a thorough assessment of the evolving competitive landscape.
Epcoritamab
Epcoritamab is a proprietary bispecific antibody therapeutic created using our proprietary DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-
cells. We used technology licensed from Medarex, Inc. (“Medarex”) to generate the CD20 antibody forming part of epcoritamab. We are co-developing, and co-commercializing in the US and Japan, epcoritamab in collaboration with
AbbVie. We and AbbVie have a broad clinical development program for epcoritamab across different treatment settings, lines of therapy and in combination regimens across histologies, including five ongoing Phase III trials and additional trials in development. Epcoritamab is marketed as EPKINLY in the US, Japan, and other regions, and as TEPKINLY in Europe and other regions.
Epcoritamab for the Treatment of B-cell Malignancies

DLBCL is the most common type of NHL worldwide, accounting for approximately 25% - 30% of all NHL cases.
DLBCL is a fast-growing type of NHL that can develop in the lymphatic system as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men. [CC1] For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.
FL is typically an indolent or slow-growing form NHL that arises from B-cell lymphocytes and is the second most common form of NHL, accounting for 20%-30% of all cases. About 15,000 people develop FL each year in the US and it is considered incurable with current standard of care therapies. Patients often relapse and, with each relapse the remission and time to next treatment is shorter. Over time, transformation to DLBCL, an aggressive form of NHL associated with poor survival outcomes, can occur in more than 25% of FL patients. In March 2022, November 2023 and September 2024, the FDA granted orphan-drug designation and BTDs respectively to epcoritamab for the treatment of FL.
Approvals and Results
3L+ R/R DLBCL. Epcoritamab received accelerated FDA approval in May 2023, as EPKINLY, for the treatment of adult patients with R/R DLBCL, not otherwise specified, including DLBCL arising from indolent lymphoma, and high-
grade B-cell lymphoma (“HGBCL”), after two or more lines of systemic therapy. EPKINLY was approved under accelerated approval based on response rate and durability of response. Continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial. In June 2023, epcoritamab-bysp was added to the National Comprehensive Cancer Network (“NCCN”) Clinical Practice Guidelines in Oncology for “B-cell
Lymphomas” (Version 4.2023) for third-line and subsequent therapy for patients with DLBCL, including patients with disease progression after transplant or chimeric antigen receptor (“CAR-T”) cell therapy and as a Category 2A, preferred regimen for patients with histologic transformation of indolent lymphomas to DLBCL and no intention to proceed to transplant, including patients with disease progression after transplant or CAR-T cell therapy. In February 2025, epcoritamab-byp was added to the NCCN Clinical Practice Guidelines in Oncology for “B-cell Lymphomas” (Version
2.2025) for second-line patients with DLBCL who are ineligible for transplant as a Category 2A, preferred regimen.
In September 2023, epcoritamab was granted both conditional marketing authorization by the European Commission and approval by the Japanese Ministry of Health, Labor and Welfare (“MHLW”). In Europe, epcoritamab, marketed as
TEPKINLY, was approved as a monotherapy for the treatment of adult patients with R/R DLBCL after two or more lines of systemic therapy. Similar to the accelerated FDA approval in the US, this marketing authorization is contingent upon verification and description of clinical benefit in a confirmatory trial. In Japan, epcoritamab, marketed as EPKINLY, was approved for the treatment of adult patients with certain types of R/R LBCL, including DLBCL, HGBCL, primary mediastinal LBCL and FLgrade 3B, after two or more lines of systemic therapy.
The approvals were supported by results from the LBCL cohort of the pivotal Phase II EPCORE NHL-1 open-label, multi-center trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature NHL, including DLBCL. Approval in Japan was also based on the EPCORE NHL-3 clinical trial.
In September 2025, updated results from the outpatient Phase II EPCORE NHL-6 trial were presented as a poster at the 13th Society of Hematologic Oncology Annual Meeting. These results demonstrated the feasibility of treating and monitoring patients in an outpatient setting following the first dose of epcoritamab and showed that the incidence and severity of adverse events associated with epcoritamab were consistent with previous epcoritamab studies in patients with
R/R DLBCL.
In January 2026 we announced topline results from the EPCORE DLBCL-1 trial. These results demonstrated an improvement in PFS (based on intent-to-treat principle) in patients treated with epcoritamab monotherapy. Additionally, improvements were observed in the complete response rate, duration of response, and time to next treatment among patients treated with epcoritamab monotherapy. EPCORE DLBCL-1 is the first Phase 3 study to demonstrate an improvement in PFS in patients with R/R DLBCL who were treated with a CD3xCD20 T-cell engaging bispecific monotherapy. The study demonstrated an overall survival that did not reach statistical significance.
R/R FL. Epcoritamab also received accelerated FDA approval in June 2024, as EPKINLY, for the treatment of adults with R/R FL after two or more lines of systemic therapy. With this approval, EPKINLY became the first T-cell engaging bispecific antibody administered subcutaneously approved in the US to treat this patient population. This indication was initially approved under accelerated approval based on response rate and was converted to a full approval in November
2025 based on results from a confirmatory clinical trial. In May 2024, epcoritamab-bysp was added to the NCCN Clinical
Practice Guidelines in Oncology for “B-cell Lymphomas” (Version 2.2024) for third-line and subsequent therapy for patients with FL as a Category 2A preferred regimen. In December 2025, epcoritamab-bysp in combination with R2 was added to the NCCN Clinical Practice Guidelines in Oncology for “B-cell Lymphomas” (Version 1.2026) for second-line therapy for patients with FL as a Category 1 preferred regimen.
In August 2024, epcoritamab was granted conditional marketing authorization by the European Commission as a monotherapy for the treatment of adult patients with R/R FL after two or more lines of systemic therapy. In January 2025, epcoritamab was approved in Japan for the same indication.
The approvals were supported by results from the FL cohort of the pivotal Phase II EPCORE NHL-1 trial. Aligned with the FDA’s Project Optimus, the optimization part of the trial continued to evaluate alternative step-up dosing regimens to mitigate the risk of CRS; preliminary data on the initial patients enrolled indicate a clinical improvement in CRS rate.
The results from this cohort, along with the results from the optimization part of the trial, were presented during the
American Society of Hematology Annual Meeting in December 2023. The approval in Japan was also supported by data from the Japanese EPCORE NHL-3 study.
In November 2023, the FDA also granted BTD to epcoritamab in combination with R2 for the treatment of adult patients with R/R FL who have received at least two prior lines of therapy. In July 2025, the FDA accepted for priority review the supplemental Biologics License Application (“sBLA”) for epcoritamab plus R2 following at least one prior systemic therapy. The sBLA was approved on November 18, 2025. With this approval, epcoritamab plus R2 became the first bispecific antibody combination regimen available in the US as a second-line treatment option for patients with R/R
FL. The approval was based on data from the first interim analysis of the Phase III EPCORE FL-1 trial. Results from the trial were presented at the American Society of Hematology Annual Meeting in December 2025 and will serve as the basis for global regulatory submissions.
Ongoing Phase III Trials
Along with our collaboration partner, AbbVie, we are currently evaluating SC epcoritamab for the treatment of B-cell malignancies including DLBCL and FL in multiple clinical trials. In October 2025, epcoritamab-bysp monotherapy was added to the NCCN Clinical Practice Guidelines in Oncology for "CLL.Small Lymphcytic Lymphoma” (Version 1.2026)
for Richter's transformation as a Category 2A preferred regimen. More than 40 industry and investigator-sponsored clinical trials are currently ongoing. In addition to the EPCORE FL-1 and EPCORE DLBCL-1 clinical trials noted above, the following are the ongoing Phase III trials sponsored by Genmab and AbbVie:
EPCORE DLBCL-2 is a Phase III randomized, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with rituximab, cyclophosphamide, doxorubicin hydrochloride, vincristine, and prednisone (“R-CHOP”)
compared to R-CHOP in patients with newly diagnosed DLBCL. The trial is fully recruited.
EPCORE DLBCL-4 is a Phase III, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with lenalidomide compared to rituximab plus gemcitabine and oxaliplatin in patients with R/R DLBCL. The trial is fully recruited.
EPCORE FL-2 is a Phase III, open-label trial to evaluate the safety and efficacy of epcoritamab in combination with
R2 compared to chemoimmunotherapy in patients with previously untreated FL. The trial is currently recruiting.
Tisotumab Vedotin
Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin, marketed as Tivdak, is the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after prior systemic therapy in territories including the US, Europe and Japan. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the US and is leading commercial operational activities in Japan, Europe and all other regions globally, excluding the US and China. Pfizer is leading commercial operational activities in the US and will lead commercial operational activities in China once approved in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab. Genmab will record sales for
Europe, Japan and rest of world markets (excluding the US and China), and will provide royalties in the low teens percentage-wise to Pfizer on net sales. The companies have joint decision-making on the worldwide development and commercialization strategy for Tivdak.
Tisotumab vedotin for the Treatment of Cervical Cancer
Cervical cancer remains a disease with high unmet need despite advances in effective vaccination and screening practices to prevent and diagnose pre-/early-stage cancers for curative treatment. Recurrent and/or metastatic cervical cancer is a particularly devastating and mostly incurable disease; up to 15% of adults with cervical cancer present with metastatic disease at diagnosis and, for adults diagnosed at earlier stages who receive treatment, up to 61% will experience disease recurrence. Cervical cancer is the fourth most common cause of cancer death among women globally.
Approvals and Results
In September 2021, the FDA granted Genmab and Pfizer accelerated approval for tisotumab vedotin-tftv as Tivdak, the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin was approved under the FDA’s Accelerated Approval Program based on tumor response, durability of the response and the safety profile. The initial approval was based on the Phase II
innovaTV 204 single arm trial in 101 patients with recurrent or metastatic cervical cancer who had received no more than two prior systemic regimens in the recurrent or metastatic setting, including at least one prior platinum-based chemotherapy regimen. In March 2024, tisotumab vedotin-tftv was added to the NCCN Clinical Practice Guidelines in
Oncology for Vaginal Cancer under ‘Other Recommended Regimens’ as second-line or subsequent systemic therapy for patients with recurrent or metastatic squamous cell carcinoma/adenocarcinoma primary vaginal cancer.
In April 2024, the FDA granted approval to the sBLA for tisotumab vedotin-tftv for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. This FDA action converts the
September 2021 accelerated approval of tisotumab vedotin to a full approval. Tisotumab vedotin is the first ADC with demonstrated overall survival data to be granted full FDA approval in this patient population. The approval was based on the Phase III innovaTV 301 (ENGOT cx-12/GOG 3057) confirmatory trial in recurrent or metastatic cervical cancer patients with disease progression on or after front-line therapy who received tisotumab vedotin, compared with chemotherapy alone. Also based on these results, regulatory submissions were made in Europe and Japan in 2024. In
December 2024, the US NCCN updated its Clinical Practice Guidelines in Oncology for Cervical Cancer to recommend tisotumab vedotin-tftv as the only Category 1 preferred option for second-line or subsequent therapy for recurrent or metastatic cervical cancer. Tisotumab vedotin-tftv plus pembrolizumab was also added as an option for PD-L1 positive tumors. In March 2025, tisotumab vedotin was granted approval in Japan by the MHLW and marketing authorization in
Europe by the European Commission. In September 2025, Tivdak became available for prescribing in Germany, the first
European country where the medicine is commercially available.
Rina-S
Rina-S, acquired as part of the acquisition of ProfoundBio, is a novel FRα-targeted topoisomerase 1 ADC being evaluated for the potential treatment of ovarian cancer and other FRα-expressing cancers. Dose expansion data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels.
Ovarian Cancer. In January 2024, Rina-S was granted FTD by the FDA for the treatment of FRα-expressing high-
grade serous or endometrioid PROC.
In November 2025, development of Rina-S was expanded into PSOC with the initiation of the Phase III RAINFOL-04 trial. This trial will examine Rina-S with or without bevacizumab, versus bevacizumab or observation as maintenance treatment after second line platinum-based doublet chemotherapy in patients with PSOC.
Endometrial Cancer. In June 2025, we presented initial data from the advanced or recurrent endometrial cancer monotherapy dose expansion B2 cohort of the multi-part Phase I/II RAINFOL-01 trial evaluating Rina-S at the American
Society of Clinical Oncology annual meeting. In August 2025, the FDA granted BTD to Rina-S for the treatment of adult patients with recurrent or progressive endometrial cancer who have disease progression on or following prior treatment with a platinum-containing regimen and a PD-(L)1 therapy.
Other Solid Tumors. The Phase I/II RAINFOL-01 trial of Rina-S in advanced solid tumors that are known to express
FRα is ongoing, and a Phase II Rina-S trial in NSCLC, RAINFOL-05, was initiated at the end of 2025.
Ongoing Phase III Trials
RAINFOL-02 is a randomized open-label trial is evaluating Rina-S versus treatment of investigator’s choice chemotherapy in patients with PROC. The trial is currently recruiting.
RAINFOL-03 is a randomized, open-label trial is evaluating Rina-S versus treatment of investigator’s choice chemotherapy in patients with endometrial cancer after platinum-based chemotherapy and PD(L)-1 therapy. The trial is currently recruiting.
RAINFOL-04 is a randomized, open-label trial is evaluating Rina-S with or without bevacizumab, versus bevacizumab or observation as maintenance treatment after second line platinum-based doublet chemotherapy in patients with PSOC.
The trial is currently recruiting.
Petosemtamab
Petosemtamab was added to Genmab's portfolio with the acquisition of Merus. It is an investigational antibody-
dependent cell-mediated cytotoxicity (“ADCC”)-enhanced Biclonics for the potential treatment of solid tumors that is designed to bind to cancer stem cells expressing EGFR and LGR5. EGFR is a member of the human epidermal growth factor receptor (“HER”) family of receptor tyrosine kinases and is important for growth and survival of cancer stem cells, including those with rat sarcoma mutations, while LGR5 is a wingless-related integration site (“WNT”) target gene expressed in cancer cells with aberrations in the WNT signaling pathway and reported to be up-regulated in a variety of cancers including HNSCC, gastric cancer, NSCLC, colorectal cancer and hepatocellular carcinoma. Petosemtamab is designed to exhibit three independent mechanisms of action including inhibition of EGFR-associated signaling, LGR5 binding leading to EGFR internalization and degradation in cancer cells, and enhanced ADCC and antibody-dependent cellular phagocytosis activity. In November 2025, Merus announced that they had entered a global collaboration and license agreement with Halozyme to develop a SC formulation of petosemtamab.
In February 2025, the FDA granted BTD for petosemtamab in combination with pembrolizumab for the first-line treatment of adult patients with r/m PD-L1 positive HNSCC with combined positive score (“CPS”) ≥ 1. In May 2024, the
FDA granted BTD for petosemtamab for the treatment of patients with r/m HNSCC whose disease has progressed following treatment with platinum based chemotherapy and an anti-PD-1 or anti-PD-L1 antibody. This designation followed receipt of FTD for petosemtamab for the treatment of patients with r/m HNSCC whose disease has progressed following treatment with platinum-based chemotherapy and an antiprogrammed cell death protein 1 antibody announced in
August 2023.
Initial clinical data on petosemtamab in mCRC, from the Phase II study of other advanced solid tumors, including
mCRC, was presented in October 2025 at the at the AACR-NCI-EORTC International Conference on Molecular Targets
and Cancer Therapeutics. Petosemtamab in combination with chemotherapy regimens leucovorin, 5-Fluorouracil, and oxaliplatin / leucovorin, 5-Fluorouracil, and irinotecan (“FOLFIRI”) and as monotherapy demonstrated promising efficacy and a well tolerated safety profile in mCRC. In December 2025, a Phase II trial was initiated in adults with metastatic
NSCLC of petosemtamab in combination with pembrolizumab as first line treatment.
Ongoing Phase III Trials
Top line interim readout results are anticipated for LiGeR-HN1, LiGeR-HN2 or both in 2026.
LiGeR-HN1 is a Phase III, randomized, open-label trial to evaluate the safety and efficacy of petosemtamab in combination with pembrolizumab compared to pembrolizumab in first-line treatment of r/m PD-L1 positive HNSCC. The trial is currently recruiting.

LiGeR-HN2 is a Phase III, randomized, open-label, controlled, multicenter trial to compare petosemtamab versus investigator's choice monotherapy in HNSCC patients for the second- and third-line treatment of incurable r/m disease. The trial is currently recruiting.
Royalty Medicines Portfolio1
Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s) [2]
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	J&J (Royalties to Genmab on global net sales)	MM
AL Amyloidosis
RYBREVANT (amivantamab/amivantamab-vmjw)/ RYBREVANT FASPRO (amivantamab and hyaluronidase-lpuj)	J&J (Royalties to Genmab on global net sales)	Advanced NSCLC with certain EGFR mutations
TECVAYLI (teclistamab/teclistamab-cqyv)	J&J (Royalties to Genmab on global net sales)	R/R MM
TALVEY (talquetamab/talquetamab-tgvs)	J&J (Royalties to Genmab on global net sales)	R/R MM
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on global net sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen (Under sublicense from Roche, royalties to Genmab on global net sales)	TED
BIZENGRI (zenocutuzumab-zbco)	Partner Therapeutics (part of Genmab's acquisition of Merus, royalties to Genmab on US net sales)	Pancreatic adenocarcinoma and NSCLC that are advanced, unresectable or metastatic and harbor NRG1 gene fusions
1Approved and investigational medicines under development and where relevant commercialized by a company other than
Genmab for which we receive royalties.
2See local prescribing information for precise indication and safety information.
Pipeline, Including Further Development for Approved Medicines, ≥ Phase II Development

Product	Technology	Discovered and/or Developed By	Disease Indications	Most Advanced Development Phase
				Preclinical	1	2	3
Daratumumab	UltiMAb[1]	J&J	MM

AL Amyloidosis

Teprotumumab	UltiMAb	Amgen	TED

Amivantamab	DuoBody	J&J	NSCLC

Advanced or metastatic CRC
r/m HNSCC
Teclistamab	DuoBody	J&J	MM

Talquetamab	DuoBody	J&J	MM
Amlenetug (Lu AF82422)	UltiMAb	Lundbeck	Multiple system atrophy
Mim8 (denecimig)	DuoBody	Novo Nordisk	Hemophilia A
1UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol Myers Squibb
Corporation (“BMS”).
Daratumumab (DARZALEX)
Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the US and as
DARZALEX SC in Europe for SC administration) is a human monoclonal antibody that binds with high affinity to the
CD38 molecule, which is highly expressed on the surface of MM cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by J&J under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Daratumumab is approved in a large number of territories for the treatment of adult patients with certain MM indications. SC daratumumab is the only approved therapy for the treatment of patients with high-risk smoldering MM, approved in the US and Europe. It is also the only approved therapy in the US, Europe and Japan for the treatment of adult patients with AL amyloidosis.
Amivantamab (RYBREVANT), Teclistamab (TECVAYLI), Talquetamab (TALVEY)
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. Three approved therapies were generated from this agreement, RYBREVANT (amivantamab), TECVAYLI (teclistamab) and TALVEY (talquetamab).
RYBREVANT is approved for the treatment of certain adult patients with NSCLC in certain territories including the
US, Europe, Japan and other territories. RYBREVANT FASPRO is approved in the US. TECVAYLI and TALVEY are approved for the treatment of certain adult patients with relapsed or refractory MM in certain territories including the US,
Europe, Japan and other territories. J&J is responsible for the development and commercialization of these medicines.
Ofatumumab (Kesimpta)
Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody.
Ofatumumab, marketed as Kesimpta, is approved in territories including the US, Europe, Japan and other territories for the treatment of certain adult patients with RMS. Ofatumumab is the first B-cell therapy that can be self-administered by patients using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being marketed worldwide by Novartis under a license agreement between Genmab and Novartis.
Teprotumumab (TEPEZZA)
Teprotumumab, marketed as TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1
Receptor (“IGF-1R”), a validated target. It is the first and only medicine approved for the treatment of TED in the US,
Europe and Japan. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is currently being conducted by Amgen.
Partnered Candidates
Our collaboration partners currently have multiple product candidates in clinical development through collaboration agreements with us. These include products that are being developed in collaboration with Lundbeck, Novo Nordisk and
Partner Therapeutics. In September 2025, Novo Nordisk submitted a BLA to the FDA for Mim8 (denecimig) to prevent or reduce the frequency of bleeding episodes in adult and pediatric patients with hemophilia A (congenital FVIIIa deficiency), with or without inhibitors. Denecimig is a bispecific antibody created using our DuoBody technology platform.
Our Technology Platforms
DuoBody Platform
Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate antibodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms. With our acquisition of
ProfoundBio we gained their novel ADC technology platforms. We also gained a number of proprietary technology platforms as part of our acquisition of Merus.
We also use or license several other technologies to generate diverse libraries of high-quality, functional antibodies. In addition, we use or license technologies to increase the potency of some of our antibody therapeutics on a product-by-

product basis. See “—Product and Technology Collaborations—Collaborations and Other Agreements for our Partnered
Products” for more information about our current licenses and collaborations.
Manufacturing
We do not currently manufacture the products that we need to conduct clinical trials, and we therefore rely on our collaboration partners or CMOs to supply product for our IND-enabling trials, clinical trials and process validation batches and related activities for BLA and other regulatory submissions, and we expect to rely on such collaboration partners or
CMOs for production of commercial supply of our products in the future. Manufacturing pharmaceutical products is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Our vendors are required to comply with GMP regulations, which are regulatory requirements enforced by the FDA, the EMA and other regulatory bodies to assure proper design, monitoring and control of manufacturing processes and facilities for human pharmaceuticals.
We have no involvement with the manufacturing process for our approved products in development with collaboration partners, DARZALEX, RYBREVANT, TECVAYLI, and TALVEY, which are handled by J&J; Kesimpta, handled by
Novartis; and TEPEZZA, handled by Amgen, under the applicable agreements. Our partners Pfizer and AbbVie are responsible for the manufacturing processes for Tivdak and EPKINLY/ TEPKINLY, respectively, under the applicable agreements.
Currently, the majority of the products required for our clinical trials and preclinical trials are manufactured by a limited number of CMOs and specific sites at those CMOs. In addition, we rely on other third parties to perform additional steps in the manufacturing process, as well as analysis, shipping and storage of drug products and our product candidates.
Although we rely on our GMP manufacturers and suppliers, we have personnel with substantial manufacturing and production experience to oversee our relationships with such manufacturers and suppliers and provide the necessary technical, quality and regulatory oversight of our CMOs. We have also adopted procedures to promote compliance by our
CMOs with relevant regulatory requirements and internal guidelines with respect to production qualifications, facilities and processes.
We believe our CMOs are, and any future CMOs will be, capable of producing sufficient quantities of drug products to support our currently planned commercialization, clinical trials and preclinical trials. We also believe that there are alternative third-party manufacturers that have similar capabilities that would be capable of providing sufficient quantities of commercial products and drug products for our planned clinical trials and preclinical trials. However, should our CMOs not be able to provide sufficient quantities of commercial products or drug product for our planned commercialization, clinical trials or preclinical trials, we would be required to seek other CMOs to provide this product, potentially resulting in a delay in such trials or delivery of our commercialized products.
Raw Materials
We currently rely on third-party manufacturers for raw materials. Raw materials are currently available in quantities adequate to meet the needs of our business. The prices of the raw materials are subject to various service agreements.
While we do not anticipate any significant price volatility, to the extent that we are exposed to price fluctuations, we expect the fluctuations to occur within a limited range and not have a material impact on our business, financial condition, liquidity, or operating results.
Commercialization Strategy
Our approved products in development with collaboration partners are DARZALEX, RYBREVANT, TECVAYLI, and TALVEY marketed by J&J, Kesimpta marketed by Novartis, TEPEZZA marketed by Amgen, under worldwide license agreements with us, or in the case of TEPEZZA, under a sublicense from Roche and BIZENGRI, which is marketed in the US by Partner Therapeutics. We receive royalties from J&J, Novartis, Roche and Partner Therapeutics based on net sales of DARZALEX, RYBREVANT, TECVAYLI, TALVEY, Kesimpta, TEPEZZA and BIZENGRI, but we are not
involved with commercialization activities or strategy.

We are continuing to expand our commercialization capabilities to market our own products for the indications and in the geographies we determine would be most effective to create value for patients and our shareholders. Genmab became a commercial-stage company with the launch of Tivdak for the treatment of 2L+ recurrent or metastatic cervical cancer in
2021. Tivdak is developed and commercialized together with Pfizer. Effective January 1, 2025, Genmab and Pfizer agreed to amend the Pfizer License and Collaboration Agreement and the Tivdak Joint Commercialization Agreement, assigning
Genmab sole responsibility for the development and commercialization of Tivdak for 2L+ recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the US and China. With this amendment, Genmab continues to co-promote Tivdak with Pfizer in the US and leads operational activities in Japan. Pfizer will continue to lead commercialization activities in China if and when approved in connection with the sublicense of its right to develop and commercialize Tivdak in China to Zai Lab. Following this amendment, Genmab launched Tivdak in Japan and Germany in
2025.
In 2023, we began commercializing EPKINLY together with AbbVie. We are the lead in co-commercializing
EPKINLY in the US and Japan with AbbVie. AbbVie is responsible for commercialization in Europe and other markets as
TEPKINLY.
Moving forward, we may commercialize new products from our portfolio independently through our own operations or, in some markets, through distribution partners depending on our assessment of the most effective commercialization plan to benefit patients and create value for our shareholders.
Competition
The biotechnology and pharmaceutical industries generally, and the cancer drug sector specifically, are characterized by rapidly advancing technologies, evolving understanding of disease etiology, intense competition and a strong emphasis on intellectual property. While we believe that our product candidates and our knowledge and experience provide us with competitive advantages, we face substantial potential competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical trials, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions (“M&A”) in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance of their products. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development collaboration partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing our product candidates.
Below is a description of competition in certain of our products and product candidates.
With respect to daratumumab, there are numerous other FDA-approved drugs for the treatment of MM, and the competition daratumumab faces is increasing. Isatuximab, a CD38 antibody developed by Sanofi S.A. (“Sanofi”), was approved as Sarclisa® by the FDA in March 2020 and the European Commission in June 2020 for the treatment of adult patients with MM who have received at least two prior therapies including lenalidomide and a PI. Although an earlier accelerated approval was withdrawn due to a failed confirmatory Phase III trial, a ne\wer Phase III trial with daratumumab as part of the control was the basis for the October 2025 approval of GSK’s Blenrep®. CAR-Ts have also been approved for use in MM including BMS’s and 2seventybio’s ABECMA® and J&J’s CARVYKTI®, and two bispecific antibodies have been approved: J&J’s TECVAYLI® and TALVEY™, and Pfizer’s Elrexfio®. We are also aware of numerous additional investigational agents that are currently being studied. If any of these investigational agents are successful, they may compete with daratumumab in the future. Data has also been presented on several developing technologies and related potential products, including other bispecific antibodies, ADCs and CAR-Ts that may compete with daratumumab in the future.

With respect to ofatumumab for the treatment of RMS in adults, competition in the multiple sclerosis (“MS”) market is intense and there are numerous FDA-approved drugs for the treatment of the various forms of MS. A number of companies are also working to develop potential treatments for MS that may in the future further intensify the competition in the MS market, such as TG Therapeutics’ BRIUMVI™, approved in December 2022 and Genentech Inc.’s OCREVUS® (a CD20
antibody), approved in 2017. Potential future sales may also be negatively impacted by the introduction of generics, prodrugs of existing therapeutics or biosimilars of existing products and other technologies.
With respect to tisotumab vedotin, we are aware of other companies that currently have products in development for the treatment of cervical cancer, which could be competitive with tisotumab vedotin, including checkpoint inhibitors from
Agenus Inc., BMS, Merck & Co., Inc. (“Merck”), Roche, and Innovent Biologics, Inc. as well as other drugs in development from other companies. In June 2018, the FDA granted Merck’s Keytruda, a PD-1 inhibitor, accelerated approval as monotherapy for patients with recurrent or metastatic cervical cancer. The FDA granted full approval for this indication in October 2021, at the same time approving Keytruda in combination with chemotherapy, with or without bevacizumab, for patients with persistent, recurrent or metastatic cervical cancer whose tumors express PD-L1 (CPS ³1), as determined by an FDA-approved test. Keytruda was subsequently approved in this indication in Europe in April 2022.
Keytruda was approved in January 2024 in combination with concurrent chemoradiotherapy for locally-advanced cervical cancer. Also, a bispecific antibody having one similar target with Keytruda, AstraZeneca’s volrustomig, recently entered
Phase III trials and could complete in this indication within the next several years. In addition, in April 2024 the FDA granted accelerated, tumor-agnostic approval to AstraZeneca and Daiichi Sankyo’s Enhertu (fam-trastuzumab deruxtecan-
nxki), a HER2-directed antibody-drug conjugate, for adult patients with unresectable or metastatic HER2-positive (IHC
3+) solid tumors who have received prior systemic treatment and have no satisfactory alternative treatment options.
We are similarly aware, with respect to epcoritamab, of a number of other companies that have bispecific CD3xCD20-
targeted product candidates in development for the treatment of B-cell malignancies, which are competing with epcoritamab. These include: Regeneron Pharmaceuticals’ odronextamab, which was approved by the EMA in August 2024 for third line plus LBCL and DLBCL and was filed in the US for third line plus FL; and from Roche: mosunetuzumab, which has BTD and which received conditional marketing authorization as LUNSUMIO® in Europe in third line plus FL in June 2022 and accelerated approval in the US in December 2022; and glofitamab, which received accelerated approval
(as COLUMVI®) in both the US and in Europe in June and July of 2023, respectively and was filed in 2024 for R/R
DLBCL in combination with GemOx. We are aware that odronextamab, LUNSUMIO and COLUMVI are also being evaluated in other Phase III trials in multiple other B-cell malignancies. We are also aware that there are a variety of CD20 and CD19 antibodies, immunomodulators, ADCs, BTK inhibitors, tyrosine kinase inhibitors and CAR-T therapies that are either approved or in development for non-Hodgkin’s lymphomas. Some of these include ADC Therapeutics’
ZYNLONTA®, approved by the FDA in April 2021 for R/R LBCL and approved in Europe in December 2022, INCYTE’s
MONJUVI®, approved by the FDA in combination with lenalidomide in July 2020 in R/R DLBCL, Beigene’s
BRUKINSA approved by the FDA in March 2024 for third line plus FL in combination with obinutuzumab, and several
CAR-T therapies, Novartis’s KYMRIAH®, approved in the US and EU in R/R FL in May 2022, BMS’s Breyanzi®,
approved in the US in June 2022 for R/R LBCL, Gilead Sciences’ YESCARTA®, approved in the US in R/R LBCL in
April 2022 and second line DLBCL in Europe in October 2022 and Tecartus, approved for R/R MCL in 2020 in both the
US and Europe. In addition, in June 2019 Roche received accelerated approval in the US for POLIVY®, a first-in-class anti-CD79b ADC, in combination with bendamustine and rituximab for adults with R/R DLBCL who have received at least two prior therapies. In August 2021 Roche announced that the Phase III POLARIX trial met its primary endpoint. The positive readout of POLARIX met the post-marketing requirement to convert the accelerated approval into a full approval, potentially raising the bar for other drugs, including epcoritamab, to enter the 1L DLBCL space. POLIVY was granted full approval by the European Commission in May 2022 and by the FDA in April 2023.
With respect to Rina-S competitors, Abbvie’s ELAHERE® was the first folate receptor-alpha (FRa) targeting ADC approved, initially in the US and recently in the EU. We are aware of several other FRa ADCs in development, including
AbbVie’s next-generation FRa ADC IMGN151; Eli Lilly’s LY4170156; AstraZeneca’s AZD5335; Eiasi’s farletuzumab;
and BioThera Solutions’ BAT8006.
With respect to petosemtamab competitors, Lilly's Erbitux® remains the established EGFR-targeting antibody in
HNSCC. We are aware of several next-generation EGFR-targeted approaches that could compete directly or indirectly with petosemtamab, including J& J’s RYBREVANT, Bicara Therapeutics’ BCA101, and EGFR-directed antibody–drug conjugates such as Lepu Biopharma’s MRG003 and AbbVie’s serclutamab talirine (ABBV-321). In addition, emerging
LGR5-targeted modalities (e.g., LGR5-directed cellular therapies like Carina Biotech’s CNA3103 CAR-T) could create longer-term competitive pressure on LGR5 biology and patient selection strategies.

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
In addition, in the US, the BPCIA created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar” or “biosimilar” to or “interchangeable” with an FDA-approved biological product. This pathway allows competitors to reference the FDA’s prior approvals regarding innovative biological products and data submitted with a BLA to obtain approval of a biosimilar application 12 years after the time of approval of the innovative biological product. The 12-year exclusivity period runs from the initial approval of the innovator product and not from approval of a new indication. In addition, the 12-year exclusivity period does not prevent another company from independently developing a product that is highly similar to the innovative product, generating all the data necessary for a full BLA and seeking approval. Data exclusivity only assures that another company cannot rely on the FDA’s prior approvals of a BLA for an innovator’s biological product to support the biosimilar product’s approval. Further, under the
FDA’s current interpretation, a biosimilar applicant can obtain approval for one or more of the indications approved for the innovator product by extrapolating clinical data from one indication to support approval for other indications. In the EU, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued since 2005. We are aware of many pharmaceutical and biotechnology companies, as well as other companies, that are actively engaged in research and development of biosimilars or interchangeable products.
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
•advance our prioritized products, product candidates and technology platforms;
•license or acquire additional technology or product candidates;
•complete clinical trials which position our products for regulatory and commercial success;
•maintain a proprietary position in our technologies and products;
•obtain required government and other public and private approvals on a timely basis;
•attract and retain key personnel;
•become more efficient through productivity initiatives;
•commercialize effectively;
•obtain reimbursement for our products in approved indications;
•establish efficient manufacturing processes and supply chain;
•comply with applicable laws, regulations and regulatory requirements and restrictions with respect to our business, such as the commercialization of our products, including with respect to any changed or increased regulatory restrictions; and

•enter into additional collaborations to advance the development and commercialization of our product candidates.
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
Genmab shares commercial responsibilities with AbbVie in the US and Japan, while AbbVie is responsible for global commercialization outside of the US and Japan. We are the principal for net sales of epcoritamab in the US and Japan and receive tiered royalties on remaining global sales outside these territories. We are entitled to tiered royalties between 22%
and 26% on net sales for epcoritamab outside the US and Japan, subject to certain royalty reductions. Except for these royalty-bearing sales, we share with AbbVie profits from the sale of licensed products on a 50:50 basis. We and AbbVie split 50:50 the development costs related to epcoritamab, while we will be responsible for 100% of the costs for the discovery research programs up to the opt-in decision point.
For any product candidates developed as a result of the discovery research collaboration, we will share responsibilities with AbbVie for global development and commercialization in the US and Japan. Subject to certain requirements, we have an option to co-commercialize these products, along with AbbVie, outside of the US and Japan.
We and AbbVie grant to each other co-exclusive licenses to use certain intellectual property that is developed under the agreement and the resulting licensed products, as further described in the agreement. The licenses can be sublicensed to affiliates of the applicable licensee or to third-party sub-contractors meeting certain requirements or if otherwise approved.
Under the terms of the agreement, we received a $750 million upfront payment in June 2020 and we were initially entitled to receive an aggregate of up to $3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones were up to $1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement.
As a result of epcoritamab and one additional antibody product candidate being the remaining bispecific antibody programs under the original Collaboration and License Agreement, we are instead contractually entitled to receive an aggregate of up to $1.06 billion in additional development, regulatory and sales milestone payments. In addition, and also included in these potential milestones, if the remaining next-generation antibody product candidate is developed as a result of the discovery research collaboration and is successful, we are eligible to receive up to $510 million in option exercise and success-based milestones.
The agreement expires when neither we nor AbbVie are developing or commercializing any licensed products.
AbbVie may terminate the agreement at AbbVie’s convenience at any time after a certain notice period, either in whole or on a licensed product-by-licensed product basis or on a region-by-region basis. The US and Japan as a whole, Europe as a whole, and the rest of the world each constitute one region for this purpose. If we or AbbVie terminate the agreement due to a material breach, insolvency event or force majeure event with respect to the other party, the terminating party will have the exclusive right (including the exclusive right to use the intellectual property licensed to it under the agreement) to develop, manufacture and commercialize the terminated licensed product in the terminated region. The terminating party will pay the other party a royalty on net sales of the terminated product in the terminated region up to certain thresholds depending on which party terminated the agreement. A termination by AbbVie for convenience is treated the same way as a termination by Genmab for a material breach by AbbVie for this purpose, which means that Genmab would have the exclusive right to develop, manufacture and commercialize the terminated licensed product in the terminated region.
Pfizer Tisotumab Vedotin Collaboration

In October 2011, we entered into a license and collaboration agreement with Seagen, Inc. (“Seagen”), now Pfizer per
Pfizer’s acquisition of Seagen in December 2023, that granted us rights to utilize Seagen’s ADC technology with our TF antibody in return for milestone payments and royalties (the “Pfizer License and Collaboration Agreement”). We also granted Seagen a right to exercise a co-development and co-commercialization option at the end of Phase I clinical development for tisotumab vedotin. In August 2017, Seagen exercised this option to co-develop and co-commercialize tisotumab vedotin with us. In October 2020, Genmab and Seagen entered into a Joint Commercialization Agreement where
Genmab would co-promote tisotumab vedotin, marketed as Tivdak, in the US, and lead commercial operational activities and record sales in Japan, while Seagen would lead operational commercial activities in the US, Europe and China with a
50:50 profit split in those markets (the “Tivdak Joint Commercialization Agreement”). In all other markets, if any,
Pfizer would be responsible for commercializing tisotumab vedotin and Genmab would receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. Effective January 1, 2025, Genmab and
Pfizer agreed to amend the Pfizer License and Collaboration Agreement and the Tivdak Joint Commercialization
Agreement, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the US and the China region. With this amendment, Genmab will continue to co-promote Tivdak with Pfizer in the US and will record sales for
Europe, Japan and rest of world markets (excluding the US and China), and will provide royalties in the low teens percentage-wise to Pfizer on net sales. Pfizer is leading commercial operational activities in the US and will lead commercialization activities in China if and when approved in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab discussed below. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. In September 2022
Seagen and Zai Lab announced an exclusive collaboration and license agreement for the development and commercialization of Tivdak in mainland China, Hong Kong, Macau and Taiwan. Under the terms of the agreement,
Seagen received an upfront payment of $30 million and will receive development, regulatory and commercial milestone payments, as well as tiered royalties on net sales of Tivdak in the Zai Lab territory. Based on our agreement with Pfizer, all upfront, milestone payments and royalties have been and will continue to be shared 50:50 with Genmab.
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
Genmab and BioNTech have one product candidate currently in active clinical development: DuoBody-
EpCAMx4-1BB. In August 2024, BioNTech opted not to participate in the further development of the acasunlimab program under the parties’ existing license and collaboration agreement for reasons related to BioNTech’s portfolio strategy. Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab. In December 2025, Genmab announced the discontinuation of further clinical development for acasunlimab.
The decision was made as part of Genmab's strategic focus on the most value-creating opportunities in its late-stage portfolio and following a thorough assessment of the evolving competitive landscape.
Collaborations for our Partnered Products
J&J Daratumumab License and Development Agreement
In 2012, we entered into a global license, development and commercialization agreement with J&J, granting J&J an exclusive, sublicensable license to certain of our patents, know-how and materials, owned by or licensed to us, to research, develop, make, offer and sell worldwide certain licensed products containing the human mAb denoted “daratumumab,”

also known as HuMax-CD38 and DARZALEX. With respect to licensed technology, we have given up the ability to develop or commercialize other products with affinity to the CD38 antigen target. We recorded an upfront license fee of
$55.0 million and J&J Development Corporation invested DKK 475.2 million (approximately $80.0 million at the date of the agreement) to subscribe for 5.4 million newly issued shares of Genmab at a price of DKK 88 per share. J&J is fully responsible for developing and commercializing the licensed products and all costs associated therewith.
Under this agreement, we were entitled to up to approximately $1,015 million in development, regulatory and sales milestones, in addition to tiered royalties between 12% and 20%. As of December 31, 2025, Genmab has recorded $920 million in milestone payments from J&J and could be entitled to receive up to $95 million in further payments if certain additional milestones are met. The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to and including $750 million; 13% on net sales above $750 million and up to and including $1.5 billion; 16% on net sales above
$1.5 billion and up to and including $2.0 billion; 18% on net sales above $2.0 billion and up to and including $3.0 billion;
and 20% on net sales exceeding $3.0 billion.
The royalties payable to us by J&J are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Royalties are also reduced for licensing payments made by J&J to Halozyme in connection with SC DARZALEX net sales. Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first US, European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the US, Europe and Japan. Our issued US, European and Japanese patents covering daratumumab, after giving effect to issued US, European and Japanese PTEs and SPCs, expire in 2029, 2031, and 2030, respectively. J&J owns a separate patent portfolio related to the SC formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents.
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
Novartis Ofatumumab Collaboration
Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab
(“Novartis Agreement”) in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment on net sales for non-cancer treatments. Genmab pays a royalty to Medarex based on Kesimpta net sales. Novartis’s obligation to pay royalties to Genmab under the Novartis
Agreement expires on a country-by-country basis only in the event Novartis is no longer selling such product in a given country. The royalties are on a country‑by‑country basis subject to reduction in case of significant competition by competing products (as defined in the Novartis Agreement) or a joint committee determination that a license of intellectual property owned by a third-party is necessary for commercialization. All potential regulatory and sales milestone payments under this agreement have been achieved and no further milestone payments remain outstanding.
Roche / Amgen Teprotumumab Collaboration
In May 2001, Genmab entered a research collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products.
Teprotumumab was initially developed in collaboration between Genmab and Roche, and later investigated under license from Roche by River Vision Development Corporation and Horizon Therapeutics for ophthalmic use. The product was approved under the brand name TEPEZZA in 2020 by the FDA for the treatment of TED and in 2024 by Japan’s
MHLW for the treatment of active or high clinical activity score TED. In October 2023, Amgen completed its acquisition of Horizon Therapeutics, including all rights to the development and commercialization of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales of TEPEZZA, on a country-
by-country basis, for 10 years following the first commercial sale in such country.
J&J DuoBody Collaboration (Amivantamab, Teclistamab and Talquetamab)
In 2012, and as amended in 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using our DuoBody platform.
Genmab will receive milestones and royalties between 8% and 10% on net sales of amivantamab, with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme, a mid-single digit royalty on net sales of teclistamab, and a mid-single digit royalty on net sales of talquetamab. Pursuant to the terms of the DuoBody agreement, J&J’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant patent (as defined in the agreement) covering the licensed product in such country.
Royalties for amivantamab, teclistamab and talquetamab are subject to a reduction in countries and territories where there are no relevant patents (as defined in the agreement), among other reductions. Genmab pays a royalty to Medarex based on net sales of amivantamab. All research work is funded by J&J. Amivantamab, teclistamab and talquetamab have received regulatory approval.
Partner Therapeutics Collaboration (Zenocutuzumab)
In November 2024, prior to its acquisition by Genmab, Merus entered into a license agreement (“Partner Therapeutics
License Agreement”) with Partner Therapeutics, Inc (“PTx”). Under the terms of the Partner Therapeutics License
Agreement, Merus granted PTx US commercialization rights for zenocutuzumab and PTx granted to Merus an exclusive, fully paid, royalty-free, perpetual and irrevocable license, with the right to grant sublicenses, to certain intellectual property of PTx to exploit zenocutuzumab for (1) the treatment of NRG1+ cancer in a country outside of the US and (2) for any other uses of zenocutuzumab in any other territory.
In exchange for the rights granted under the Partner Therapeutics License Agreement, PTx paid an upfront, non-
refundable payment, and agreed to fund certain development, manufacturing and clinical trial expenses for zenocutuzumab.
Genmab is eligible to receive up to $130.0 million per year in commercialization milestone payments based on annual net sales of zenocutuzumab. Genmab is also eligible to receive tiered royalties based on the level of aggregate annual net sales ranging from 8.5% to 22% until the royalty term expires, subject to the terms of the agreement. The sales of zenocutuzumab are subject to certain annual sales target requirements.
Gilead Collaboration
In March 2024, prior to its acquisition by Genmab, Merus entered into a collaboration, option and license agreement with Gilead (Gilead Collaboration Agreement) to research and develop trispecific T-cell engaging antibody product candidates using Merus’ technology platform. Under the terms of the agreement, the collaboration included two preclinical research programs, with an option for Gilead to include a third program.
Under the Gilead Collaboration Agreement, Merus granted Gilead a non-exclusive license and agreed to perform related research and collaboration activities during the research term. On a program-by-program basis, Gilead was granted an exclusive option to obtain an exclusive license for further development and commercialization of products arising from each program. At the acquisition date, no exclusive license options had been exercised by Gilead.
Under the Gilead Collaboration Agreement, Merus received a non-refundable upfront payment and Genmab is eligible to receive additional consideration in the form of option exercise payments, development and commercialization milestone payments, and tiered royalties between 5% and 11% on net sales of any products successfully commercialized under the
Gilead Collaboration Agreement.
Certain other Collaborations, Agreements and Enabling Technologies
Medarex UltiMAb® System License

In 1999, we entered into a license agreement with Medarex, now a wholly owned subsidiary of BMS, pursuant to which we received access to the UltiMAb technology, the KM Mouse technology and the right to obtain antibody-
exclusive licenses for an unlimited number of antigens and own the worldwide development and commercialization rights to antibody products targeting such antigens. In addition, Medarex granted us antigen-exclusive licenses in exchange for
Genmab shares that are fully paid-up subject to, in case the products have been generated in the KM Mouse, pass-through of milestones and royalties payable by Medarex under its own license of the KM Mouse technology. Our principal obligation under this agreement is to make milestone and royalty payments in connection with any such antibody-exclusive licenses or in connection with use of the KM Mouse technology under this agreement. We used technology licensed from
Medarex to generate daratumumab, ofatumumab, tisotumab forming part of tisotumab vedotin, the CD20 antibody forming part of epcoritamab (DuoBody-CD3xCD20), and certain of our other product candidates. Based on the type of license and technology used in their development, product candidates that are subject to future payment obligations under this license agreement include ofatumumab, epcoritamab (DuoBody-CD3xCD20), amivantamab (DuoBody-cMetxEGFR) and amlenetug (Lu AF82422), but do not include daratumumab and tisotumab vedotin. With respect to ofatumumab and amlenetug, Novartis and Lundbeck, respectively, have agreed to bear the majority of our payments to Medarex under these agreements. Milestones for the product candidates subject to payment obligations are payable by us or our collaboration partners across all such product candidates currently in development. Royalties are in the low single digits percentage-wise of net sales.
Other Collaborations and Agreements
We have other active collaborations and agreements with a number of companies to create, develop and/or commercialize antibody candidates and/or license certain of our product candidates and use of our technology platforms.
Under certain collaborations and agreements, which we have entered into in the ordinary course of business, and where we have licensed our product candidates or technology platforms, we typically receive or are entitled to receive upfront cash payments, progress- and sales-dependent milestones for the achievement by our collaborators of certain events, and, where applicable, research funding. We also are typically entitled to receive royalties on net sales of commercialized products resulting from the collaborations. We also enter into certain agreements where Genmab is obligated to make upfront cash payments and milestone payments to third parties upon the achievement of certain development, regulatory and commercial events as well as obligated to pay royalties on net sales of commercialized products.
We also license technologies from a number of other companies that we use or have used to contribute to the antibody products in our pipeline. Pursuant to certain of these licenses, we or our collaboration partners are or may be obligated to pay small royalties for certain products generated or produced using these technologies upon commercialization of such products or product candidates.
See Note 5.6 to our Audited Financial Statements included in our Annual Report 2025 for details on our collaborations and technology licenses.
Intellectual Property
Patents
As of December 31, 2025, we held more than 4,715 patents and patent applications, including 178 issued US patents and 235 US patent applications. All of our current issued patents and patent applications are projected to expire between
2026 and 2045.
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
With respect to daratumumab, we have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the US, Europe and Japan. Our patents do not begin to expire until
March 2026. The issued US, European and Japanese PTEs and SPCs, expire in 2029, 2031 and begin to expire in 2030, respectively.
With respect to ofatumumab, our issued patents covering ofatumumab began to expire in October 2023, with the US composition of matter patent extended to May 2031. In addition, we have PTEs granted in Japan which expire in 2028.
With respect to tisotumab vedotin, we have issued patents and pending patent applications in numerous jurisdictions, including the US, Europe and Japan. Our issued US, European and Japanese patents covering the composition of matter for tisotumab vedotin do not begin to expire until June 2031. In the US we have obtained patent term adjustment and patent term extension of the composition of matter patent until September 2035. In Europe we have filed SPC applications broadly, of which some are granted. Granted SPCs will expire June 2036. In Japan we have filed PTE applications which, if granted, would provide protection beyond June 2031. In addition to our key composition of matter patents for tisotumab vedotin, we have issued patents and pending patent applications in numerous jurisdictions relating to specific formulations, indications and combination therapies that may offer additional protection.
With respect to epcoritamab, we have issued patents and pending patent applications in numerous jurisdictions, including the US, Europe and Japan. Our US, European and Japanese patent applications and issued patents covering the composition of matter for epcoritamab do not begin to expire until January 2035. In addition, we have filed a request for
PTE in the US covering the composition of matter for epcoritamab which, if granted, would provide protection beyond
2035. In Japan, we have filed requests for PTE some which have been granted, extending the patent terms for composition of matter relating to epcoritamab beyond 2035. In Europe, we have filed SPC applications broadly and when granted SPCs will expire September 2038. In addition to our key composition of matter patents for epcoritamab, we have issued patents and pending patent applications in numerous jurisdictions relating to specific formulations, dosing regimens, indications and combination therapies that may offer additional protection.
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
The information in “Intellectual Property” is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information. Significant legal issues remain unresolved as to the extent and scope of available patent protection for biotechnology products and processes in the US and other important markets outside the US We expect that litigation will likely be necessary to determine the term, validity, enforceability, and/or scope of certain of our patents and other proprietary rights. An adverse decision or ruling with respect to one or more of our patents could result in the loss of patent protection for a product and, in turn, the introduction of competitor products or follow-on biologics to the market earlier than anticipated.
Patents expire, on a country-by-country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, PTE and SPC and requirements for terminal disclaimers. Although we believe our owned and licensed patents and patent applications provide us with a competitive advantage, the patent positions of biotechnology and pharmaceutical companies can be uncertain and involve complex legal and factual questions. We and our collaboration partners may not be able to develop patentable products or processes or obtain patents from pending patent applications. Depending on the terms of the relevant collaboration agreement, on how those terms are interpreted, and on other legal considerations, we may not be entitled to royalties based on sales by our collaboration partners that are protected only by patents owned by those partners. In the event of patent issuance, the patents may not be sufficient to protect the proprietary technology owned by or licensed to us or our collaboration partners. Our or our collaboration partners’ current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented. In addition, changes to patent laws in the US or in other countries may limit our ability to defend or enforce our patents or may apply retroactively to affect the term and/or scope of our patents. Our patents have been and may in the future be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed or unenforceable under US or foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the US and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us or our collaboration partners. Our collaboration partners’
patents may also be circumvented, which may allow third parties to use similar technologies without a license from us or our collaboration partners.
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
Trademarks
As of December 31, 2025, we and/or our subsidiaries own approximately 410 trademark registrations and applications,
46 of which are US trademark registrations and applications, including: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HexaBody®; HuMax®; DuoBody®; DuoHexaBody®; HexElect®;
KYSO®; ABBIL1TY®; RAINFOL™; and Rina-S®. Merus™, Merus logo®, BIZENGRI®, Multiclonics®, Biclonics®,
Triclonics® and ADClonics™ are trademarks of Merus. Tivdak® is a trademark of Seagen Inc. and Genmab A/S;
EPCORE®, EPKINLY® and TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd. and Genmab
A/S; Kesimpta® and Sensoready® are trademarks of Novartis AG. ARZERRA® is a trademark of Novartis Pharma AG;
DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, RYBREVANT FASPRO™, TECVAYLI®, and TALVEY®
are trademarks of J&J and/or its affiliates. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. Other than the registered trademarks listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition. We are seeking to register and will continue to seek to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. If we do not secure trademark registration successfully for our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our rights in our trademarks, trade names and service marks against third parties.
Trade Secrets
We require our scientific personnel to maintain laboratory notebooks and other research records in accordance with our practices which are also designed to strengthen and support our intellectual property protection. In addition to our patented intellectual property, we also rely on trade secrets and other proprietary information, especially when we do not believe that patent protection is appropriate or can be obtained. Our practice is to require each of our employees, consultants and advisors to execute a proprietary information and inventions assignment agreement before beginning their employment, consulting or advisory relationship with us. These agreements provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of their relationship with us except in limited circumstances. These agreements also provide that we will own all inventions conceived or reduced to practice by the individual in the course of rendering services to us except in limited circumstances. Our agreements with collaboration partners require them to have similar agreements with their employees, consultants and advisors to ensure the agreed upon allotment of intellectual property rights can be enforced. Our practices and agreements and those of our collaboration partners may not sufficiently protect our confidential information, or third parties may independently develop equivalent information.
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
In 2024, Chugai filed a lawsuit in the Tokyo District Court in Japan against AbbVie’s and Genmab’s Japanese subsidiaries asserting that their activities related to EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by
Chugai and claiming damages and injunctive relief. In September 2025, Chugai filed two further lawsuits in the same court, against the same parties and with similar assertions, based on two newly granted Japanese patents held by Chugai which are similar to the patents from the original lawsuit.
Genmab and AbbVie believe that all four of the patents are invalid and/or not infringed and intend to vigorously defend the claims, and thus no provision has been recorded related to this matter.
During the first quarter of 2025, AbbVie filed a complaint in the US District Court for the Western District of
Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other
ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive relief. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets. During the fourth quarter of 2025, AbbVie filed a complaint with the
US International Trade Commission under Section 337 of the Tariff Act against ProfoundBio US Co.; ProfoundBio
(Suzhou) Co., Ltd.; Genmab A/S; Genmab B.V.; and Genmab US, Inc., seeking to exclude certain antibody drug conjugate products from importation into the US. The district court action has since been stayed. The ITC complaint is based on allegations that are substantially similar to those asserted in the district court action.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims, and thus no provision has been recorded related to this matter.
Government Regulation
The FDA, the EMA, the Japan Pharmaceuticals and Medical Devices Agency (“PMDA”) and other regulatory authorities at US federal, state, and local levels, as well as in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-
approval reporting of biologics such as those we are developing. We, along with our collaboration partners and third-party contractors, are required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct trials or seek approval or licensure of our product candidates. The process of regulatory approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and financial resources. The following sections outline the approval process and other rules and regulations applicable to biologics in the US, EU, Japan, and the U.K. (following Brexit).
While the regulatory process in many countries is similar to the US, EU, or the U.K., each jurisdiction has its own regulations, and approval in one jurisdiction does not guarantee approval in any other jurisdiction.
Review and Approval of Biologic Products in the US

Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act and the Public Health
Service Act and other federal, state, local and foreign statutes and regulations. Our product candidates must be approved by the FDA before they may be legally marketed in the US.
The process required by the FDA before biologic product candidates may be marketed in the US generally involves the following:
•completion of preclinical laboratory tests and animal trials performed in accordance with the FDA’s current Good
Laboratory Practices (“GLPs”) regulation;
•submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
•approval by an independent IRB, or ethics committee at each clinical site before the trial is begun;
•performance of adequate and well-controlled human clinical trials to establish the safety and potency of the proposed biologic product candidate for its intended purpose;
•preparation of and submission to the FDA of a BLA, after completion of all pivotal clinical trials;
•a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
•satisfactory completion of an FDA Advisory Committee review, if applicable;
•satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with GMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigations to assess compliance with current GCPs; and
•FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the US, which must be updated when significant changes are made.
Prior to beginning the first clinical trial with a product candidate in the US, we or our collaboration partner must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials.
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
A clinical trial involves the administration of the investigational product to human patients under the supervision of qualified investigators in accordance with GCPs, which includes the requirement that all research patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for patients or on other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.
For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.
•Phase I-The investigational product is initially introduced into human patients with the target disease or condition.
These trials are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
•Phase II-The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials and we often conduct multiple Phase I/II trials.
Some of the Phase II trials can potentially provide an adequate basis for regulatory approval.
•Phase III-The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/
benefit ratio of the investigational product and to provide an adequate basis for product approval.
In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase IV trials may be made a condition to approval of the BLA.
Concurrently with clinical trials, companies may complete additional animal trials and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must include methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested, and stability trials must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
BLA Submission and Review by the FDA
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, non-clinical trials and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including trials initiated by investigators. The submission of a BLA requires payment of a substantial user fee to the FDA, and the sponsor of an approved BLA is also subject to annual program fees. These fees are typically increased annually. A waiver of user fees may be obtained under certain limited circumstances.
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

Once a BLA has been submitted, the FDA’s goal is to review the application within 10 months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication granted Priority Review by FDA, six months after the FDA accepts the application for filing. If the submission is incomplete or there are issues with its content or format, a Refusal to File notice is issued sixty days after submission, rather than acceptance for filing by FDA. The review process may be extended by the FDA’s requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and we may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us or our collaboration partners from marketing our products. After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA may issue an approval, which authorizes commercial marketing of the product with specific prescribing information for specific indications or a complete response letter, which indicates that the review cycle of the application is complete and the application is not ready for approval (a “Complete
Response Letter”). A Complete Response Letter may request additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/
or require post-marketing testing and surveillance to monitor the safety or efficacy of a product.
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
Expedited Development and Review Programs
A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for FTD if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address an unmet medical need for the condition. For a fast-track product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted if relevant criteria are met. An FTD product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.
Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical objective that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing trials or completion of ongoing trials, including the start of a confirmatory Phase III trial, after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, a sponsor may seek FDA BTD of its product candidate if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant objectives, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the non-clinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross disciplinary review; assigning a cross disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate. BTD also allows the sponsor to submit sections of the BLA for review on a rolling basis.
FTD, priority review, BTD, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, FDA may later decide that the product no longer meets the conditions for the designation or decide that the time period for FDA review or approval will not be shortened.
Review and Approval of Combination Products
Certain of our product candidates are subject to regulation in the US as combination products. If marketed individually, each component would be subject to different regulatory pathways and would require FDA approval of independent marketing applications. A combination product, however, is assigned to a center within the FDA that will have primary jurisdiction over its regulation based on a determination of the combination product’s primary mode of action, which is the single mode of action that provides the most important therapeutic action. Our ADC candidates are both drug and biologic molecules. Such ADCs are regulated as therapeutic biologics and the FDA’s Center for Drug Evaluation and
Research (“CDER”), will have primary jurisdiction over pre-market development. We expect to seek approval of these combination products through a single BLA reviewed by CDER, and we do not expect that the FDA will require a separate marketing authorization for each of the drug and biologic constituents of such products.
Post-Approval Requirements
Any products manufactured or distributed by us or our collaboration partners pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from
GMP and impose reporting requirements upon us and any third-party manufacturers that we or our collaboration partners may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with GMP and other regulations. If our present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us or our collaboration partners to recall a product from distribution, or withdraw approval of the BLA.
We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products and product candidates. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our CMOs that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including the withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. The
FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-
market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•fines, warning letters or holds on post-approval clinical trials;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of any off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-
label uses are the best treatment for patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict marketing authorization holders’ communications on the subject of off-label use of their products.
Regulation of Diagnostic Tests
Certain of our product candidates may require the use of a diagnostic to identify appropriate patient populations that may benefit from our products. These companion diagnostics are medical devices, often in vitro devices, which provide information that is essential for the safe and effective use of a corresponding drug. In the US, unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k)
clearance, and approval of a premarket approval application (“PMA”). We expect that any companion diagnostic developed for our drug candidates will utilize the PMA pathway.
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
•the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease or order of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly.
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
•the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
•HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willingly executing, or attempting to execute, a scheme or making false statements in connection with the delivery of or payment for health care benefits, items, or services;
•HIPAA, as amended by the Health IT for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on covered entities and their business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient
Protection and Affordable Care Act (the “ACA”), which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health
Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services within the US Department of Health and Human Services, information related to payments and other transfers of value to physicians, certain other healthcare providers, and teaching hospitals and information regarding ownership and investment interests held by physicians and their immediate family members; and
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payers, including private insurers.
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
Also, the US FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.
Healthcare Reform
A primary trend in the US healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, introducing government control and other changes to the healthcare system in the US.
In March 2010, the US Congress enacted the ACA, which, among other things, included changes to the coverage and payment for drug products under government health care programs.
Other legislative changes have been proposed and adopted in the US since the ACA was enacted. The Budget Control
Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on
Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through
2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of two percent (2%) per fiscal year, which will remain in effect through 2031 unless additional Congressional action is taken.
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
Furthermore, the IRA was signed into law on August 16, 2022. The IRA, among other things, (i) allows the US
Department of HHS to negotiate prices for certain single-source drugs and biologics covered under Medicare Part B and
Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law; and (ii)
establishes rebates under Medicare to penalize drug price increases that outpace inflation. Negotiations were conducted with ten high-cost drugs paid for by Medicare Part D, and the negotiated prices will take effect in 2026.
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

The process for determining whether a payer will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payer will pay for the product. A payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the US there is no uniform policy among payers for coverage or reimbursement. Third-party payers often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payer to payer. One third-party payer’s decision to cover a particular medical product or service does not ensure that other payers will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payer separately and will likely be a time-consuming process. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.
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
Additionally, the containment of healthcare costs (including drug prices) has become a priority of federal and state governments. The US government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution by generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. If these third-party payers do not consider our products to be cost-effective compared to other therapies, they may not cover our products or product candidates once approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis. Decreases in third-party reimbursement for our products once approved or a decision by a third-party payer not to cover our products could reduce or eliminate utilization of our products and have an adverse effect on our sales, results of operations, and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in additional pricing pressures or reduced demand for our products or product candidates once approved.
Review and Approval of Medicinal Products in the EU
In order to market any product outside of the US, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy, and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-US regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions.
Specifically, the process governing approval of medicinal products in the EU generally follows the same structure as in the
US. It entails satisfactory completion of preclinical trials and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application (an “MAA”) and granting of an MAA by these authorities before the product can be marketed and sold in the EU.
The Clinical Trials Regulation (EU) No 536/2014 entered into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase their transparency. Specifically, the new Regulation, which will be directly applicable in all EU Member States, introduces a streamlined application procedure via a single entry point, the “EU portal”, a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials will be introduced and is divided into two parts. Part I is assessed by the competent authorities of a reference member state proposed by the trial sponsor, based largely on the type of clinical trial, risk-benefit analysis, and compliance with technical requirements. This assessment, which is valid for the entire EU, is then submitted to the competent authorities of all the applicable member states in which the trial is to be conducted under Part II.

In the EEA, which consists of the 27 Member States of the EU, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related marketing authorization has been granted. A company may submit an MAA either on the basis of the centralized or decentralized procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA’s CHMP. The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the European
Commission which is responsible for granting a centralized marketing authorization in the form of a binding European
Commission decision. If the application is approved, the European Commission grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.
National marketing authorizations, which are issued by the competent authorities of EEA countries and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure.
Where a product has already been authorized for marketing in an EEA country, this national marketing authorization can be recognized in another EEA country through the mutual recognition procedure. The mutual recognition procedure provides for the EEA countries selected by the applicant to mutually recognize a national marketing authorization that has already been granted by the competent authority of another EEA country, referred to as the “Reference Member State”.
The decentralized procedure is used when the product in question has yet to be granted a marketing authorization in any
EEA country. Under this procedure the applicant can select the EEA country that will act as the Reference Member State.
In both the mutual recognition and decentralized procedures, the Reference Member State reviews the application and submits its assessment of the application to the EEA countries for which marketing authorizations are being sought, referred to as Concerned Member States. Within 90 days of receiving the application and assessment report, each
Concerned Member State must decide whether to recognize the Reference Member State assessment or reject it on the basis of potential serious risk to public health. If the disputed points cannot be resolved, the matter is first referred to the
Heads of Medicines Agencies’ Coordination Group (the “Group”) for Mutual Recognition and Decentralised Procedures
for agreement. If the Group cannot reach an agreement, a referral is made to the EMA. The CHMP will provide an opinion that will form the basis of a decision to be issued by the European Commission that is binding on all EEA countries. If the application is successful during the decentralized or mutual recognition procedure, national marketing authorizations will be granted by the competent authorities in each of the EEA countries chosen by the applicant.
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
In the EU, innovative medicinal products that are subject to marketing authorization on the basis of a full dossier and do not fall within the scope of the concept of global marketing authorization qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The concept of global marketing authorization prevents the same marketing authorization holder or members of the same group, or companies that have concluded tacit or explicit agreements concerning the marketing of the same medicinal product, from obtaining separate data and market exclusivity periods for medicinal products that contain the same active substance. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar
MAA can be submitted, and the innovator’s data may be referenced. However, the generic product or biosimilar products cannot be marketed in the EU for a further two years thereafter. The overall ten-year period may be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
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
•Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization trials and additional monitoring obligations.
•The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including
Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission
Guidelines for Good Manufacturing Practice (“EU GMP”). These requirements include compliance with EU
GMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.

•The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU Member State laws.
Regulation and Procedures Governing Approval of Medicinal Products in Japan
In order to market any medical product in Japan, a company must comply with numerous and varying regulatory requirements regarding quality, safety and efficacy, obtaining marketing approval, distributing products and conducting product sales. Japan is a member of the International Council for Harmonisation of Technical Requirements for
Pharmaceuticals for Human Use and has pharmaceutical law and regulations that are similar in many respects to those of the US and the EU. These requirements are embodied in the Act on Securing Quality, Efficacy and Safety of Products
Including Pharmaceuticals and Medical Devices (“Pharmaceuticals and Medical Devices Act”) and related cabinet orders, Ministerial ordinances, and guidelines. A pharmaceutical company that manufactures or markets medical products in Japan is subject to the supervision of the MHLW and PMDA, primarily under the Pharmaceuticals and Medical Devices
Act.
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
A company is required to obtain from the prefectural government a marketing license of the appropriate class to conduct the business of marketing or providing medical products that are manufactured (or outsourced to a third party for manufacturing) or imported by such person. Also, to conduct the business of manufacturing medical products which will be marketed in Japan, a company is required to obtain from the prefectural government a manufacturing license for each manufacturing site in Japan, and a manufacturing certification in the case of overseas manufacturing.
It is a requirement to obtain marketing approval from the MHLW for the marketing of each medical product. An application for marketing approval must be made through the PMDA. The PMDA reviews the results of the quality and nonclinical and clinical studies that show the efficacy and safety of the product candidate. A data compliance review, on-
site inspection for good clinical practice, audit and detailed data review for compliance with GMP are undertaken by the
PMDA. The application is then discussed by the committees of the Pharmaceutical Affairs Council. Based on the results of these reviews, the final decision on approval is made by the MHLW.
If the product is designed for treating certain difficult diseases and those for which the patient population is limited, the applicant may be able to obtain designation as an orphan drug product if it demonstrates unique therapeutic value. There are also expedited programs.
The sponsor must complete a preclinical safety evaluation of the investigative product and submit a clinical trial notification, including the clinical trial protocol, to the PMDA in advance of clinical trial initiation in Japan. If the authorities raise an issue or comment on the notification application, those need to be resolved within 14 or 30 days, then the sponsor may proceed to conclude a clinical trial agreement with the site and commence the clinical trial. Any changes to the trial protocol or other information submitted must be cleared by the IRB and when protocol is changed substantially, the clinical trial notification needs to be resubmitted.
The data from clinical trials and other pertinent data, which must be attached for an application for marketing approval, must be obtained in compliance with the standards established by the MHLW, such as the ICH Good Clinical
Practice Guideline and GCP stipulated by the ministerial ordinances of the MHLW. Medicines used in clinical trials must be manufactured in accordance with Japan’s GMP.
If the sponsor of the clinical trial is not an entity within Japan, it must appoint a domestic entity to act as its agent and carry out obligations on the overseas sponsor’s behalf. The sponsor must hold a clinical trial insurance policy, and in accordance with industry practice, should establish a compensation policy for the injuries from the trial.
Non-clinical studies performed to demonstrate the safety of new chemical or biological substance must be conducted in compliance with the principles of Japanese GLP, which reflect the Organization for Economic Co-operation and

Development (“OECD”) requirements. Currently, Japan, the EU and U.K. have a mutual recognition agreement for GLP, and data generated compliant with EU requirements will be accepted by the Japanese authorities. There is no similar agreement with the US, but this is not a significant issue because of the OECD arrangement.
A marketing license-holder that has obtained marketing approval for a new molecular entity, administration route, combination drugs, indication, or posology must have that pharmaceutical re-examined by the PMDA for a specified period after receiving marketing approval. Such re-examination period for EPKINLY and Tivdak is stated to be eight (8)
years after the marketing approval in September 2023 and March 2025 respectively. The purpose of this re-examination process is to ensure the safety and efficacy of a newly approved pharmaceutical by imposing on the marketing license-
holder the obligation to gather clinical data for a certain period after the marketing approval was granted in order for the
PMDA to have the opportunity to re-examine the product. Results of use and other pertinent data must be attached for an application for a re-examination. A marketing license holder that has obtained marketing approval is also required to investigate, among other things, the results of use and to periodically report to the PMDA pursuant to the Pharmaceuticals and Medical Devices Act. During the re-examination period, exclusivity on the market is granted regardless of effective patent.
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
New regulatory approved drugs are listed on the NHI price list within 60 or 90 days after its regulatory approval. The NHI price list listed EPKINLY in November 2023 and Tivdak in May 2025.
The NHI price of a medical product is determined either by price comparison of comparable medical products with necessary adjustments for innovativeness, usefulness or size of the market; or, in the absence of comparable medical products, by the cost calculation method, determined after considering the opinion of the manufacturer. Prices on the NHI price list are subject to revision, generally once every two years, on the basis of the actual prices at which the medical products are purchased by medical institutions from wholesalers.
C.   Organizational Structure
Genmab A/S holds investments either directly or indirectly in the following significant subsidiaries: Genmab B.V.
(Utrecht, the Netherlands), Genmab Holding B.V. (Utrecht, the Netherlands), Genmab Holding II B.V. (Utrecht, the
Netherlands), Merus B.V. (Utrecht, the Netherlands), Merus US Inc. (Massachusetts, USA), Genmab K.K (Tokyo, Japan),
and Genmab US, Inc. (New Jersey, USA). These subsidiaries perform certain research and development, selling, general and administrative, and management activities on behalf of Genmab A/S.In addition, Genmab US, Inc. and
Genmab K.K conduct commercial activities in their respective markets.
D.   Property And Equipment
The following table specifies our material leased facilities and their related activities:

Location	Use of facility	Area (in square feet)	Lease expiry date
Valby, Denmark	Corporate headquarters	175,130	February, 2038
Ballerup, Denmark	Office and laboratory space	45,622	June, 2031
Utrecht, Netherlands	Office, laboratory, and pre- clinical development space	90,061	May, 2032
Utrecht, Netherlands	Office, laboratory, and pre- clinical development space	59,352	June, 2032
Utrecht, Netherlands	Office, laboratory, and pre- clinical development space	61,795	April, 2032
Plainsboro, NJ, USA	Office and laboratory space	135,136	August, 2031
Plainsboro, NJ, USA	Office and laboratory space	135,476	July, 2036
Tokyo, Japan	Office Space	28,744	June, 2029
Suzhou, China	Office and laboratory space	37,940	October, 2026
Utrecht, Netherlands	Office and laboratory space	54,015	July, 2029
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
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
Overview
We are an international biotechnology company with a pipeline of novel antibody-based products and product candidates designed to address unmet medical needs and improve treatment outcomes for patients with cancer and other serious diseases. Our goal in building our pipeline is to bring medicines to market ourselves in geographic areas where we believe we will be able to maximize their value and make a meaningful impact on the treatment landscape.
.
Our current priorities are the commercial or late-stage programs epcoritamab, Rina-S and petosemtamab. Epcoritamab, marketed as EPKINLY in countries including the US and Japan and as TEPKINLY in the EU, is being developed and commercialized in collaboration with AbbVie. Epcoritamab is the first and only bispecific antibody approved for the treatment of multiple B-cell malignancies in various regions around the world. Rina-S and petosemtamab are wholly owned by Genmab. Rina-S is in Phase III clinical development for PROC, PSOC and endometrial cancer. Petosemtamab is in Phase III clinical development for newly diagnosed and recurrent/metastatic r/m HNSCC.
Our full pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and ADCs. We currently have five proprietary products or product candidates in active clinical development, which comprise programs where we retain at least 50% of product rights in collaboration with partners. Our first proprietary commercial product to be approved was tisotumab vedotin, marketed as Tivdak. Tivdak is being co-
developed globally and co-promoted in the US in collaboration with Pfizer and exclusively by Genmab outside of the US and China. Tivdak is the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after prior systemic therapy in territories including the US, Europe and
Japan. In addition to our marketed products and clinical product candidates, we have multiple proprietary and partnered preclinical programs.

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
The six approved medicines created by Genmab or that incorporate Genmab’s innovation or technology platforms are daratumumab, marketed by J&J as DARZALEX (IV formulation) and DARZALEX FASPRO or DARZALEX SC (SC formulation), approved in the US, Europe, Japan and other territories for the treatment of certain indications of MM and
AL amyloidosis; amivantamab, marketed in the US, Europe, Japan and other territories by J&J as RYBREVANT for the treatment of certain adult patients with locally-advanced or metastatic NSCLC with EGFR exon 20 insertion mutations. A
SC formulation, RYBREVANT FASPRO, is also approved in the US; teclistamab, marketed in the US, Europe, Japan and other territories by J&J as TECVAYLI for certain indications of MM; talquetamab, marketed in the US, Europe, Japan and other territories by J&J as TALVEY for certain indications of MM; SC ofatumumab, marketed in the US, Europe, Japan and other territories as Kesimpta by Novartis for the treatment of RMS; and teprotumumab, marketed in the US, Europe and Japan as TEPEZZA by Amgen for the treatment of TED. In addition BIZENGRI (Zenocutuumab-zbco) was added to our portfolio of royalty medicines as part of our acquisition of Merus. Merus exclusively licensed to Partner Therapeutics the right to commercialize BIZENGRI for the treatment of NRG1 fusion-positive cancer in the US. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.
For our proprietary commercial products EPKINLY and Tivdak, our commercialization rights and related revenues and expenses vary by jurisdiction as further described below:
•EPKINLY collaboration with AbbVie. Genmab shares commercial responsibilities for epcoritamab, marketed as EPKINLY, with AbbVie in the US and Japan, while AbbVie is responsible for global commercialization outside of the US and Japan. We are the principal for net sales of EPKINLY in the US and Japan and therefore record such sales as net product sales. In the US and Japan, we share with AbbVie 50% of such sales and related cost of product sales and these amounts are classified as cost of product sales. We and
AbbVie are each responsible for 50% of the aggregate research and development and sales and marketing costs of EPKINLY in the US and Japan, and we classify our share of such costs in research and development and selling, general and administrative expenses, respectively. We are entitled to tiered royalties between
22% and 26% on net sales for epcoritamab outside the US and Japan, subject to certain royalty reductions.
•Tivdak collaboration with Pfizer. Tisotumab vedotin, marketed as Tivdak, is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the US and is leading commercial operational activities in Japan, Europe and all other regions globally, excluding the US and China. Pfizer is leading commercial operational activities in the US and will lead commercial operational activities in China once approved in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab. Genmab will record sales for Europe, Japan and rest of world markets
(excluding the US and China), and will provide royalties in the low teens to Pfizer on net sales.
We are funding our operating requirements, including our research and development expenses and our planned commercialization activities, primarily through operating cash flow (including royalties and milestones from our collaboration partners). We may also use additional debt financing, proceeds from equity financing or other forms of financing to finance acquisitions or other forms of growth.
For a description of certain of our product and technology collaborations including relevant royalty tiers, milestones and expense sharing provisions, please refer to “Item 4.B—Business Overview—Product and Technology Collaborations”.

Acquisition of Merus
On December 12, 2025, we completed the Acquisition of Merus, resulting in Merus becoming a wholly owned subsidiary of Genmab. It provided us with worldwide rights outside of the US to Merus' approved product, BIZENGRI
(zenocutuzumab-zbco), and its lead product candidate, petosemtamab. In addition, we acquired Merus' Biclonics and
Triclonics technology platforms. Petosemtamab is an investigational antibody-dependent cell-mediated cytotoxicity
(ADC)-enhanced Biclonics® for the potential treatment of solid tumors that is designed to bind to cancer stem cells expressing EGFR and LGR5.
We intend to continue the clinical development of petosemtamab in the LiGeR-HN1 Phase III clinical trial for the treatment of 1L PD-L1+ r/m HNSCC with pembrolizumab; the LiGeR-HN2 Phase III clinical trial for the treatment of
2/3L r/m HNSCC and the ongoing Phase I/II clinical trial in mCRC. We also intend to commence a Phase III clinical trial of petosemtamab in locally advanced HNSCC.
The FDA granted petosemtamab BTD in combination with pembrolizumab for the first-line treatment of adult patients with r/m PD-L1 positive HNSCC with CPS ≥ 1 in February 2025, and for the treatment of patients with r/m HNSCC whose disease has progressed following treatment with platinum based chemotherapy and an anti-PD-1 or anti-PD-L1 antibody.
This designation followed receipt of FTD for petosemtamab for the treatment of patients with r/m HNSCC whose disease has progressed following treatment with platinum-based chemotherapy and an anti-programmed cell death protein 1 antibody announced in August 2023.
See Note 5.5 in our Audited Financial Statements for additional details regarding our acquisition of Merus.
Key Components of Our Results and Related Trends
Impact of the Acquisition of Merus
We expect that the acquisition of Merus will increase our research and development expenses as well as our selling, general and administrative expenses in the short to medium term as compared to our own recent historical level. We expect an increase in these expenses primarily as a result of our planned development and commercialization activities for petosemtamab. We intend to expand Merus' current development plan for petosemtamab in additional HNSCC settings and other potential tumor types. Such expanded development will involve increased research and development and selling, general and administrative expenses as we support related manufacturing, clinical trial activities, and commercialization activities. See “—Liquidity and Capital Resources.”
While we expect to record additional royalty revenues because we acquired zenocutuzumab as a part of the Merus acquisition, we do not expect such revenues to be material. Considering the costs of development of petosemtamab and other Merus product candidates, we expect to maintain positive operating earnings and positive cash flow generation driven by our royalty business and proprietary products.
In addition, we recorded acquisition-related costs and integration-related charges in the year ending December 31,
2025 related to the acquisition of Merus. We also expect to record integration-related charges related to the acquisition of
Merus in the year ending December 31, 2026. Such integration-related charges may be significant.
In December 2025, Genmab entered into two senior secured credit facilities, consisting of a a $1 billion Term Loan A
Facility and a $2 billion Term Loan B Facility (the loans thereunder, collectively the “Term Loans”), and a $500 million revolving credit facility (together with the Term Loans, the "Loans"). Genmab also issued $1.5 billion principal amount of
Senior Secured Notes and $1.0 billion principal amount of Senior Unsecured Notes (together, the “Notes”). Genmab incurred indebtedness under the Loans and Notes to contribute to the financing of the acquisition of Merus. The detailed descriptions of the Term Loans and Notes in Note 4.8 to the Audited Financial Statements included in the Annual Report for 2025 are incorporated herein by reference.
Revenues
Our revenues are currently comprised of royalties, net product sales, milestone revenue, reimbursement revenue, collaboration revenue and license fees. Royalty revenue from licenses is based on third-party sales of licensed products.
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
The majority of our revenue is recognized from our collaboration partners under our collaboration agreements. In particular, our ability to generate revenue significantly depends on the success of J&J’s continued ability to effectively maintain and grow sales of DARZALEX for its approved indications, expand its indications, and successfully compete with existing and potential new investigational agents and technologies that are currently being marketed or studied for the same indications as DARZALEX. In addition, the royalties payable by J&J are limited in time. Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is
13 years after the first sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first US, European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the US, Europe and Japan. J&J owns a separate patent portfolio related to the SC formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents. Our issued US,
European and Japanese patents covering daratumumab, after giving effect to issued US, European and Japanese PTEs and
SPCs, expire in 2029, 2031 and begin to expire in 2030, respectively. Assuming constant underlying sales of DARZALEX, we expect that our royalties from sales of DARZALEX will begin to decline materially in 2029 following expiration of our
US patent rights on daratumumab. We have also received, and in the future may from time to time receive, revenues from milestones and other payments relating to our collaborations.
In addition to revenue recognized from our collaboration partners, we also record revenue for sales of our proprietary commercial products. Epcoritamab was approved by the FDA and Japan MHLW in May 2023 and September 2023,
respectively, and is marketed in the US and Japan under the tradename EPKINLY. Our net product sales derive solely from
EPKINLY. Tisotumab vedotin was approved by the FDA in September 2021, and is currently marketed in the US as
Tivdak. Pfizer records net product sales in the US and shares 50% of the profit of such sales with us, and we record this profit share as collaboration revenue. Our ability to generate revenue from our proprietary commercial products, including
EPKINLY and Tivdak, depends on the commercial potential of such products as well as our ability to successfully commercialize them.
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
Our reported revenue is affected by the translation of royalties and other revenues denominated in foreign currencies into US dollars.
For more information on our revenues, including for the breakdown of our revenues by type, collaboration partner and product, see Note 2.1 of our Audited Financial Statements included in this Annual Report.
Cost of Product Sales
Cost of product sales includes direct and indirect costs relating to the manufacturing of inventory mainly from third-
party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Inventory amounts written down as a result of excess or obsolescence are charged to cost of product sales. Also included in cost of product sales are royalty payments on commercialized products.
Additionally, cost of product sales includes profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. The only profit-sharing amounts owed to collaboration partners that are recorded as cost of product sales relate to sales of EPKINLY in the US and
Japan pursuant to the Collaboration Agreement with AbbVie.
Aside from these items, there are no other costs included within cost of product sales.

Research and Development Expenses
We are currently advancing our proprietary product candidates through clinical development and are conducting preclinical trials with respect to other programs. Developing product candidates is expensive, time-intensive and risky, and we expect our research and development expenses to increase over the next few years, particularly as we seek to advance our proprietary product candidates toward commercialization. Our research and development expenses include internal costs relating to our research and development departments, as well as external costs relating to trials performed by external suppliers and collaboration partners. Internal research and development expenses consist primarily of salaries and benefits for our research and development staff and related expenses, including expenses related to cash bonuses, warrant and restricted stock unit (“RSU”) programs as applicable to such personnel, costs of related facilities, equipment and other overhead expenses that have been determined to be directly attributable to research and development, costs associated with obtaining and maintaining patents for intellectual property, amortization of licenses and rights, amortization and impairment of intangible assets and depreciation and impairment of property and capital assets used to develop our product candidates.
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
Selling, General and Administrative Expenses
Our selling, general and administrative expenses consist primarily of wages and salaries for personnel other than research and development staff. Also included are expenses related to pre-launch commercialization activities, depreciation, amortization and impairment of property and equipment, to the extent such expenses are related to the administrative functions, and co-promotion expenses related to commercial sales of Tivdak in the US in accordance with our Joint Commercialization Agreement with Pfizer. Lastly, selling, general and administrative expenses include our 50% share of the aggregate costs incurred by us and AbbVie in relation to sales and commercialization of EPKINLY in the US and Japan. We expect our selling, general and administrative expenses to increase over the next few years as we continue to expand our commercialization capabilities in a number of jurisdictions. Such expenses may also increase over time as a result of inflation and other factors.
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
Acquisition and Integration Related Charges
In the year ended December 31, 2025, acquisition related charges comprise payments to holders of outstanding Merus equity awards related to post-combination services. The remaining expenses are integration related charges, which comprise professional fees incurred to assist with the integration of Merus into our operations post-acquisition.
See Note 5.5 in our Audited Financial Statements for additional details regarding our acquisition of Merus.
Results of Operations
Financial Results for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024 and Financial
Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
The information on pages 38-46 in our Annual Report 2025 under the heading “Financial Review” is incorporated herein by reference.
Significant Accounting Policies
The information in Note 1.1 to our Audited Financial Statements included in our Annual Report 2025 is incorporated herein by reference.
Implementation of New and Revised Standards and Interpretations
The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2025 is incorporated herein by reference.
Standards and Interpretations Not Yet in Effect
The information in Note 1.2 to our Audited Financial Statements included in our Annual Report 2025 is incorporated herein by reference.
B.    Liquidity and Capital Resources
The information on pages 43-44 in our Annual Report 2025 under the heading “Liquidity and Capital Resources” is incorporated herein by reference.
The description of our internal and external sources of liquidity, including Genmab’s unsecured three-year revolving credit facility and Genmab's five-year senior secured revolving credit facility, in Notes 4.1 and 4.8 to our Audited Financial
Statements included in our Annual Report 2025 is incorporated herein by reference.
The description of our lease obligations in Note 3.3 to our Audited Financial Statements included in our Annual
Report 2025 is incorporated herein by reference.
The description of our financial instruments in Notes 4.2 and 4.3 to our Audited Financial Statements included in our
Annual Report 2025 is incorporated herein by reference.
The description of our contractual obligations related to a number of agreements, primarily related to research and development activities, in Note 5.3 to our Audited Financial Statements included in our Annual Report 2025 is incorporated herein by reference.
The description of our contingent commitments under our license and collaboration agreements that may become due for future payments in Note 5.3 to our Audited Financial Statements included in our Annual Report 2025 is incorporated herein by reference. The contingent commitments entail uncertainties regarding the period in which payments are due because these obligations are dependent on milestone achievements, most of which are not expected to be incurred within the next five years.
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
Shareholder Elected Members are elected by our shareholders every year and Employee Elected Members are elected by our employees every third year. The terms of office of the Shareholder Elected Members expire in 2026 and Employee
Elected Members expire in 2028. All members of the Board, however elected, are eligible for re-election.
The business address of our directors is our registered office address at c/o Genmab A/S, Carl Jacobsens Vej 30, 2500
Valby, Denmark.

Name of Board Member	Age	Position(s)
Deirdre P. Connelly	65	Chair (independent, Shareholder Elected)
Pernille Erenbjerg	58	Deputy Chair (independent, Shareholder Elected)
Anders Gersel Pedersen	74	Board member (non-independent, Shareholder Elected)
Paolo Paoletti	75	Board member (independent, Shareholder Elected)
Rolf Hoffmann	66	Board member (independent, Shareholder Elected)
Elizabeth O’Farrell	61	Board member (independent, Shareholder Elected)
Martin Schultz	50	Board member (non-independent, Employee Elected)
Mijke Zachariasse	52	Board member (non-independent, Employee Elected)
Michael Kavanagh	52	Board member (non-independent, Employee Elected)
The following is a brief summary of the business experience of our Board members:
Deirdre P. Connelly was elected to the Board in 2017 and currently acts as Chair of the Board. She is a member of the
Audit and Finance Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.
Ms. Connelly has more than 30 years’ experience as a corporate leader and board member in publicly traded companies with global operations. She has comprehensive knowledge and experience with business turnaround and product development and has successfully directed the launch of more than 20 new pharmaceutical drugs. As a former HR executive, Ms. Connelly also valuable insight in corporate culture transformation, talent development and managing large organizations. She furthermore has significant experience with the development of governance and ESG responsibilities from various leadership roles and as a board member. Ms. Connelly was formerly the President of North America
Pharmaceuticals for GSK plc from 2009 to 2015 and currently serves on the Board of Directors of the Lincoln Financial
Corporation where she is Chair of the Compensation Committee and a member of the Audit Committee, Corporate
Governance Committee and Executive Committee. She also serves on the Board of Directors at Macy’s, Inc. where she is
Chair of the Nominating and Corporate Governance Committee and a member of the Compensation and Management
Development Committee. She furthermore serves on the Board of Directors of Sarepta Therapeutics, Inc. where she is
Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. Prior to
her time at GSK plc, she spent 26 years with Eli Lilly and Company from 1984 to 2009, which included tenures as
President of US Operations, Vice President of Human Resources and President of Global Women’s Health. She holds a bachelor’s degree in Economics and Marketing from Lycoming University and is a graduate of Harvard University’s
Advanced Management Program.
Pernille Erenbjerg was elected to the Board in 2015 and currently acts as Deputy Chair of the Board, as well as the
Chair of the Audit and Finance Committee and as a member of the Nominating and Corporate Governance Committee. Ms.
Erenbjerg has significant expertise in the operation and strategic transformation of large and complex companies, including digital transformations and digitally-based innovations. She has been responsible for major transformation processes, including M&A, within complex organizations. Furthermore, she has significant IT and cybersecurity expertise and ESG experience from various executive and non-executive positions. Ms. Erenbjerg has a Certified Public Accountant background (no longer practicing) and a comprehensive background within finance, including significant exposure to public and private equity and debt investors. She is a former CEO and President of TDC Group A/S. Ms. Erenbjerg is an
audit committee financial expert based on her professional experience, including her background within accounting, her service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies. Ms. Erenbjerg previously served as the Group CEO and President of TDC A/S, and, prior to that, served as the
Group CFO of the same Company. She currently serves as Chair of KK Wind Solutions. In addition, she is a member of the Board of the RTL Group, where she serves as Chair of the Audit Committee, a member of the Board of GlobalConnect and a member of the Board of Nokia, where she serves as a member of the Audit Committee and the Corporate Governance and Nomination Committee. She is formerly a partner at Deloitte Touche Tohmatsu Limited and spent 14 years as a
Certified Public Accountant (“CPA”) at Arthur Anderson LLP from 1987 to 2002. Ms. Erenbjerg holds a B.S. and an
M.Sc. in Economics from Copenhagen Business School.
Anders Gersel Pedersen was elected to the Board in 2003 and currently serves as the Chair of the Nominating and
Corporate Governance Committee and as a member of the Compensation Committee and the Scientific Committee.
Dr. Pedersen currently has more than 30 years’ board and management experience in publicly traded, international pharmaceutical and biotech companies. He has significant knowledge and expertise in discovery and development of the product pipeline from preclinical activities to post-launch marketing studies as well as general business experience. Dr.
Pedersen furthermore has significant experience with the global pharmaceutical market, as well as knowledge of governance and the development of ESG responsibilities from both various leadership roles and as a board member. He serves as the Chair of the Board of Aelis Farma S.A.S., and as member of the Board of Bond 2 development 2 GP Limited.
Dr. Pedersen was formerly the Executive Vice President of Research & Development at H. Lundbeck A/S and holds a medical degree and a doctoral degree in neuro-oncology from University of Copenhagen and a B.S. in Business
Administration from Copenhagen Business School. He is a member of the ESMO, the American Society of Clinical
Oncology, the Danish Society of Medical Oncology, the Danish Society of Internal Medicine and the International
Association for the Study of Lung Cancer.
Paolo Paoletti was elected to the Board in 2015 and currently serves as the Chair of the Scientific Committee and as a member of the Compensation Committee. Dr. Paoletti has significant experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible of the development of several globally-
approved medicines and the related global commercial strategies. As an executive, he has led cross-functional teams in the development and registration of medicines and has been responsible for all compliance aspects for the R&D organization.
Dr. Paoletti has successfully conducted submissions and approvals of new cancer drugs and new indications in the US and in Europe. He furthermore has significant experience with governance from various leadership roles, including as a board member. Dr. Paoletti served as President of Oncology at GSK plc and in various roles at Eli Lilly and Company, including
Vice President of Oncology Research. Prior to its acquisition by Takeda, Dr. Paoletti was the CEO of GammaDelta
Therapeutics Limited. He is currently a member of the Investment Committee for Apollo Therapeutics Limited and a
scientific advisor for both 3B Future Health Fund and Sun Pharmaceuticals . He was formerly the CEO of Kesios

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
Mr. Hoffmann has held a variety of sales and marketing and executive management positions at Eli Lilly and Company from 1987 to 2004 and served at Amgen from 2004 to 2016 and is a former Senior Vice President, International
Commercial Operations and former Senior Vice President, US Commercial Operations with Amgen. Mr. Hoffmann is currently an adjunct professor of Strategy and Entrepreneurship at the University of North Carolina Business School. He is
a member of the Boards of Semdor Pharma and Sun Pharmaceutical Industries Ltd where he is a member of the
Nomination and Remuneration Committee. He is also Deputy Chairman of the Supervisory Board of Priavoid GmbH. He
holds an M.A. in English from the University of Cologne, an MA in Kinesiology from Deutsche Sporthochschule Köln in
Cologne, Germany and an MBA from the University of North Carolina at Chapel Hill.
Elizabeth O’Farrell was elected to the Board in 2022 and currently serves as the Chair of the Compensation
Committee and as a member of the Audit and Finance Committee. Ms. O’Farrell has solid financial experience from her
25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Ms. O’Farrell has significant knowledge and expertise with enacting change in enterprises. In addition to experience at Price Waterhouse and Whipple & Company
Corporation, Ms. O’Farrell held various executive management positions at Eli Lilly and Company, including as former
Chief Procurement Officer. Ms. O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies. She has also completed the Nasdaq Center for Board Excellence Cyber Security Program. She is Chair
of the Board of PDL BioPharma and Chair of the Board of Geron Corporation where she is Chair of the Audit Committee.
She is also a member of the Boards of LENSAR, Karius and SpyGlass Pharma, where she is the Chair of the Audit
Committee for all three. Ms. O’Farrell holds a degree in accounting as well as an MBA in Management Information
Systems from Indiana University, Bloomington and has also served in roles at Price Waterhouse and Whipple & Company
Corporation.
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
Mijke Zachariasse was elected to the Board in 2019. Dr. Zachariasse joined us in 2017 and currently serves as our
Vice President, Head of Protein and Cell Supply. Dr. Zachariasse has broad experience in people and business management and expertise in the research funding landscape, operational excellence and organizational strategy and change. Prior to joining us, from 2010 to 2017, she was a Research Policy Advisor/Head of the Research Support Office at Utrecht
University. From 2008 to 2010, Dr. Zachariasse was Managing Director of the Leiden Institute of Physics. Dr. Zachariasse
served as a Programme Officer at the Foundation for Fundamental Research on Matter from 2002 to 2008. She received her Doctorate in Physics from the Technical University of Eindhoven in 2002.
Michael Kavanagh was elected to the Board in 2025. Mr. Kavanagh joined Genmab in 2021 and currently serves as
Senior Director, Head of Strategic Engagement, Oncology Marketing at Genmab. He is a seasoned professional with over
25 years of experience in the pharmaceutical industry and has a track record of successful product launches in oncology commercialization. His extensive expertise in building commercial teams and driving market expansion has been demonstrated in the successful product launches at Genmab. Previously, he held senior leadership roles at Bristol Myers
Squibb, leading commercialization efforts for hematology and oncology brands in the US and globally.

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

Name of Member of Executive Management	Age	Position(s)
Jan G. J. van de Winkel	64	President and Chief Executive Officer (“CEO”)
Anthony Pagano	48	Executive Vice President and Chief Financial Officer
Judith Klimovsky	69	Executive Vice President and Chief Development Officer
Tahamtan Ahmadi	53	Executive Vice President and Chief Medical Officer, Head of Experimental Medicines
Christopher Cozic	48	Executive Vice President and Chief People Officer
Martine J. van Vugt	55	Executive Vice President and Chief Strategy Officer
Rayne Waller	58	Executive Vice President and Chief Technical Operations Officer
Brad Bailey	58	Executive Vice President and Chief Commercial Officer
Greg Mueller*	54	Executive Vice President, General Counsel & Chief Legal Officer
* – Greg Mueller was appointed Executive Vice President, General Counsel and Chief Legal Officer in July 2025.
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
Anthony Pagano joined Genmab in 2007. His positions increased in seniority during his tenure with us and he currently serves as our Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Pagano was
Corporate Controller and Senior Director of Business Planning at NovaDel Pharma, Inc. from 2005 to 2007, a publicly-
traded specialty pharmaceutical company. He previously worked as a Manager at KPMG LLP from 1999 to 2005. In
December 2025, Mr. Pagano was appointed to the Board of Directors of BillionToOne and as Audit Committee Chair,
effective January 2026. He is a CPA and received a B.S. in Accounting from The College of New Jersey, as well as an
MBA from the Stern School of Business at New York University.
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

Christopher Cozic joined Genmab in 2017 and was appointed Executive Vice President and Chief People Officer in
2022. Prior to joining Genmab, Mr. Cozic was Vice President of Human Resources at Ipsen from 2014 to 2017. Previously, he spent over eight years at Eisai, where he served as Director, Global Human Resources, after joining the company in
2006. Mr. Cozic is a member of the Board of BioNJ and became Chair of the Board effective February 2026. He received his B.A. in English and Communications from Quinnipiac University and also attained Professional in Human Resources,
Senior Professional in Human Resources, and Global Professional in Human Resources certifications.
Martine J. van Vugt started her professional career with us in 2001 and was appointed Executive Vice President and
Chief Strategy Officer in 2023. Dr. van Vugt is currently responsible for Corporate Strategy, Corporate Development,
Business Development and Licensing & Alliance Management. She has been active in business development operations since 2011. From 1998 until joining us in 2001, she studied dendritic cell vaccination therapy as a post-doctoral fellow. Dr.
van Vugt holds an M.Sc. from the University of Wageningen and a Ph.D. from Utrecht University.
Rayne Waller joined Genmab in 2024 as Executive Vice President and Chief Technical Operations Officer. Mr.
Waller is responsible for all elements of technical operations from early-to-mid-stage product development through global manufacturing of both clinical and commercial products. Prior to joining Genmab, Mr. Waller served as Chief Operating
Officer at Capsida Biotherapeutics, with responsibility for all aspects of technical operations as well as program management, human resources, and IT. Prior to Capsida Biotherapeutics, Mr. Waller spent 27 years at Amgen in roles of increasing responsibility across manufacturing and supply chain Management. These roles included Vice President and site head of Amgen Manufacturing Limited in Puerto Rico, Vice President of European site operations, and Vice President of
Global Supply Chain Management with responsibility for contract manufacturing, global supply management, alliance management, operations strategic planning, and risk management. Mr. Waller holds a Bachelor of Science degree in
Business Administration from the University of Arizona.
Brad Bailey joined Genmab in 2020 and became Executive Vice President and Chief Commercial Officer effective
August 19, 2024. Mr. Bailey leads Genmab’s commercial organization globally and is responsible for driving growth across the company’s portfolio and delivering its antibody-based medicines to patients. In his prior role as Senior Vice
President and General Manager Genmab’s US operations, Mr. Bailey established the company’s commercial organization in the US and led the launches of Genmab’s first two marketed medicines. With more than 25 years in the healthcare industry, Mr. Bailey has extensive experience in strategic and operational commercial leadership roles across specialty biopharma, oncology, immunology, and other serious diseases in the US and around the world. He holds a Bachelor of
Science in Business Administration from Clemson University.
Greg Mueller joined Genmab in July 2025 as Executive Vice President, General Counsel & Chief Legal Officer. Mr.
Mueller is responsible for leading and managing the global legal, intellectual property, corporate governance, and global compliance and risk functions. Before joining Genmab, he spent more than 20 years at AstraZeneca, living and working in
North America, Europe and Asia. For the last 12 years, he was part of the Legal Senior Management Team, holding roles as the Deputy General Counsel, International and then as the Deputy General Counsel, Corporate. Prior to AstraZeneca, he
worked as a corporate transactions lawyer at a large national Canadian law firm. He holds a Bachelor of Commerce specialist degree from the University of Toronto and a Law Degree (LLB) from Queen’s University.
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
See Note 5.1 to our Audited Financial Statements included in our Annual Report 2025 for details on compensation of our directors in connection with their membership to the Board and our Executive Management in connection with their employment with us.

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
See Note 4.6 to our Audited Financial Statements included in our Annual Report 2025 for more details of our warrant program, our outstanding warrants and a summary of the holders of such warrants as of December 31, 2025.
Warrant Compensation
During 2025, no members of Executive Management were granted warrants by our Board. Following an amendment to the Remuneration Policy at our 2023 Annual General Meeting, members of Executive Management and members of the
Board may only be granted RSUs.

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
See Note 4.6 to our Audited Financial Statements included in our Annual Report 2025 for more details of our RSU program, our outstanding RSUs and a summary of the holders of such RSUs as of December 31, 2025.
Restricted Stock Unit Compensation
During 2025, our Board granted the following RSUs to members of our Board and our Executive Management:

Name of Board Member or Executive Management, Position	Award Date	Granted	Share Price at Date of Grant (DKK)
Deirdre P. Connelly, Chair	March 12, 2025	1,311	1,373
Pernille Erenbjerg, Deputy Chair	March 12, 2025	1,092	1,373
Anders Gersel Pedersen, Board Member	March 12, 2025	1,092	1,373
Paolo Paoletti, Board Member	March 12, 2025	1,092	1,373
Rolf Hoffmann, Board Member	March 12, 2025	1,092	1,373
Elizabeth O'Farrell, Board Member	March 12, 2025	1,092	1,373
Mijke Zachariasse, Employee Elected Member	March 12, 2025	1,092	1,373
Martin Schultz, Employee Elected Member	March 12, 2025	1,092	1,373
Michael Kavanagh, Employee Elected Member	March 12, 2025	1,092	1,373
Jan van de Winkel, Chief Executive Officer	February 28, 2025	36,373	1,609
Anthony Pagano, Chief Financial Officer	February 28, 2025	18,270	1,609
Judith Klimovsky, Chief Development Officer	February 28, 2025	20,462	1,609
Tahamtan Ahmadi, Chief Medical Officer	February 28, 2025	19,332	1,609
Christopher Cozic, Chief People Officer	February 28, 2025	13,384	1,609
Martine J. van Vugt, Chief Strategy Officer	February 28, 2025	10,666	1,609
Rayne Waller, Chief Technical Operations Officer	February 28, 2025	6,406	1,609
Brad Bailey, Chief Commercial Officer	February 28, 2025	5,914	1,609
Greg Mueller, General Counsel & Chief Legal Officer*	September 25, 2025	5,398	1,853
* –Greg Mueller was appointed Executive Vice President, General Counsel, Chief Legal Officer, and a member of the Executive Management in July 2025.
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
In addition, we provide our Board members and registered managers with directors’ and officers’ liability insurance, and have, similar to other Danish larger companies, implemented an indemnification scheme adopted during the 2025
Annual General Meeting that, in certain cases, covers the liability that Board members, registered managers and/or managerial employees may incur while acting in their capacities as such.
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
The Board performs its duties in accordance with the rules of procedure of the Board. The rules of procedure are reviewed and updated by all members of the Board on a regular basis. The Board meets for at least eight scheduled face-to-
face, telephonic, videoconference or Teams meetings during the year. During 2025, the Board held 15 meetings in addition to the informal ongoing communication between Board members and our CEO. Our Board may consist of between three and nine Shareholder Elected Members, elected for terms of one year, with the possibility of re-election. In addition, our employees may, pursuant to Danish statutory rules regarding the representation of employees on the Board of Directors and election regulations adopted by the Board, elect employee representatives to the Board, for terms of three years, with possibility of re-election. The employees of the Company have adopted a voluntary program which allows for election of employee representatives from the Company’s directly and indirectly owned subsidiaries. Currently, the Board has three
Employee Elected Members, Michael Kavanagh, Mijke Zachariasse, and Martin Schultz. In total, our Board currently consists of nine Board members (including six Shareholder Elected Members and three Employee Elected Members). The
Board elects a chair and deputy chair from among its members. The majority of our Board members are considered to be independent under the corporate governance standards of the Nasdaq Stock Market and Nasdaq Copenhagen.
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
•overseeing the financial and sustainability reporting principles and process to ensure compliance with legal and regulatory requirements and the quality, transparency and integrity of the published financial and sustainability information;
•overseeing the appropriateness and effectiveness of our internal controls over financial and sustainability reporting and risk management system and evaluating the need for an internal audit;
•overseeing our audits and assurances of the Company and the independent registered accounting firm and assurances processes, including recommending the appointment of the independent financial and sustainability auditors and overseeing the annual assessment of their performance and qualifications, preapproving, and overseeing all audit and non-audit services and, to the extent permitted by applicable law, being directly responsible for the appointment, retention and compensation of the independent auditors in connection with audit, review or attestation services;
•overseeing the operation of the Company’s internal audit function, including approving the internal audit charter, the staffing and organizational structure of the internal audit function, and monitoring management’s responsiveness to the internal auditors’ findings and recommendations, including follow-ups;
•considering the independence of the independent financial and sustainability auditors and any potential conflicts of interest, including by (a) ensuring receipt from the independent financial and sustainability auditors of a formal written statement delineating all relationships between the independent financial and sustainability auditors and the Company, (b) actively engaging in dialogue with the independent financial and sustainability auditors with respect to factors that may impact the independent financial and sustainability auditors’ objectivity and independence, and (c) taking, or recommending that the Board takes, appropriate action to oversee auditor independence;
•ensuring that significant adjustments, unadjusted differences, disagreements between management and the independent financial auditors and management responses thereto are discussed with the independent auditors and resolving disagreements between management and the independent auditors;
•assessing transactions between the Company and the Company’s related parties and, in respect of material related party transactions, submitting a recommendation for approval or non-approval of such transactions to the Board prior to their completion;
•overseeing the integrity of the Company’s IT systems, processes and data and periodically (but no less than annually), at its discretion, reviewing and assessing with Management (including the Head Internal Auditor and Chief Information Officer), the adequacy of security for the Company’s IT systems, processes and data and the Company’s contingency plans in the event of a breakdown or security breach affecting the
Company’s IT systems, and data or the IT systems;
•overseeing compliance with legal and regulatory requirements in relation to financial and sustainability reporting and auditing and assurance regulation;
•authority to obtain advice and assistance from independent counsel and other advisors;
•obtaining appropriate funding, as determined by the Audit and Finance Committee, for compensation to the independent financial and sustainability auditors and to any advisors that the Audit and Finance Committee chooses to engage;
•monitoring the whistleblower function, including establishment of procedures for the receipt, retention and treatment of any complaints, including confidential anonymous submissions from our employees regarding accounting, auditing and internal control issues received through a formalized complaint process, as well as review of such complaints; and
•evaluating its own performance and the achievement of its duties on a regular basis, and annually reviewing and updating the Audit and Finance Committee charter and discussing any required changes thereto with the
Board.
The Audit and Finance Committee also performs such other functions and exercises such other powers as may be delegated to it by the Board from time to time.
Compensation Committee
According to its charter, our Compensation Committee must consist of at least three non-executive directors, appointed by the Board. A majority of the members must be independent. As of the date of this Annual Report on Form 20-F, the
Compensation Committee consists of members Anders Gersel Pedersen, Paolo Paoletti and Deirdre P. Connelly and is
chaired by Elizabeth O’Farrell. Paolo Paoletti, Elizabeth O’Farrell, and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Stock Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Compensation Committee assists the Board in the areas of compensation of managers and the adoption of policies that concern our compensation programs, including equity-
based programs and benefit plans. The Compensation Committee also makes recommendations to the Board regarding specific remuneration packages for each of the members of the Board as well as our registered managers, including pension rights and any compensation payments. The proposed remuneration policy, if adopted by the Board, is subject to the approval of our shareholders at the Annual General Meeting. The Compensation Committee’s primary responsibilities are as follows:
•reviewing the trends in compensation and the competitiveness of our executive compensation programs to ensure (a) the attraction and retention of registered managers, (b) the motivation of registered managers to achieve our business objectives, and (c) the alignment of the interests of key leadership with the long-term interests of our shareholders;
•making proposals for the approval of the Board prior to approval by shareholders at the general meeting, on the remuneration policy for members of the Board and the registered managers, including the overall principles of incentive pay schemes, compensation structure and long-term incentive compensation plans and a remuneration policy applicable to the Company in general;
•reviewing the goals and objectives of our CEO and evaluating his performance to make recommendations concerning CEO compensation; the CEO may not be present during deliberations or voting concerning the
CEO’s compensation;
•overseeing the evaluation of the performance of the Company’s registered managers, and discussing their annual compensation, including salary, bonus, incentive and equity compensation, and the selection of performance measures, the setting of performance targets and the assessment of performance against those targets;
•reviewing the Company’s policies relating to clawback of incentive awards and confirming that such policies continue to be appropriate;
•reviewing plans for registered managers’ development and corporate succession plans for registered management;
•reviewing termination and compensation packages for new registered managers as requested by management;
•in its sole discretion, retaining, terminating and receiving advice from outside counsel, compensation consultants or other advisors, upon consideration of (i) whether such counsel, consultant or advisor provides other services to the Company and the amount of fees they receive from the Company as a percentage of their total revenue, (ii) the policies of such counsel, consultant or advisor designed to prevent conflicts of interest,
(iii) any business or personal relationship of the consultant, counsel or advisor with a member of the
Compensation Committee or a member of Executive Management of the Company, and (iv) any ownership of shares in the Company by the consultant, legal counsel or advisor;
•approving the fees of outside counsel, compensation consultants or other advisors, to be appropriately funded by the Company and directly overseeing the work of such counsel, consultants or advisors; and
•overseeing that the information in the annual report on the compensation of the Board and registered managers is correct, true and sufficient.
The Compensation Committee also performs such other functions and exercises such other powers as may be delegated to it by the Board from time to time.
Nominating and Corporate Governance Committee
According to its charter, our Nominating and Corporate Governance Committee must include at least two non-
executive directors, appointed by the Board. A majority of members must be independent. As of the date of this Annual
Report on Form 20-F, the Nominating and Corporate Governance Committee consists of members Deirdre P. Connelly and
Pernille Erenbjerg and is chaired by Anders Gersel Pedersen. Pernille Erenbjerg and Deirdre P. Connelly satisfy the independence requirements of the corporate governance standards of the Nasdaq Global Select Market. In accordance with the Danish corporate governance recommendations, we consider Anders Gersel Pedersen non-independent solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. The Nominating and Corporate
Governance Committee identifies, reviews, evaluates and recommends to the full Board candidates to serve as directors of the Company and makes recommendations to the Board regarding Board and committee members and corporate governance issues. The Nominating and Corporate Governance Committee’s primary responsibilities include the following:
•proposing to the full Board policies on the size and composition of the Board, including proposals for specific changes to Board size, composition or internal rules of the Board;
•describing the qualifications required for the Board and the registered managers and for a given position and identifying and recommending qualified candidates to the Board;
•evaluating at least annually the skills, knowledge and experience of the individual members of the Board and the registered managers and evaluating, reviewing and considering whether to recommend existing directors for re-election;
•annually ahead of providing a recommendation to the Board on election or reelection of members to the
Board, review and assess the board members’ current and planned time commitments outside the Company as well as review the attendance rate and engagement of each board member in the board meetings and relevant board committee meetings during their current term.

•maintaining an orientation and continuing education program for directors;
•establishing a process for the periodic review and assessment of the performance of the Board and its committees and conducting such review of the structure and performance of each board committee and committee member, recommending any changes considered appropriate, as well as recommending the establishment of new or special committees as desirable or necessary from time to time;
•periodically assessing the independence of directors and our corporate governance principles and their application, and recommending any changes deemed appropriate to the Board, including in connection with any proposals submitted by shareholders that relate to corporate governance, corporate social responsibility and ESG matters;
•overseeing and reviewing the processes and procedures in place to ensure that the Board and its committees timely receive accurate, relevant and appropriately detailed information;
•reviewing the adequacy of internal rules of the Board, management and any other codes of ethics with the
Board and management;
•overseeing the preparation and periodic review of a diversity policy for the Board’s approval;
•overseeing our policies and practices regarding philanthropic and political activities; and
•periodically reviewing, discussing and assessing the performance of the committee as well as the adequacy of its charter, and recommending any proposed changes to the Board for approval.
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
•reviewing and discussing our preclinical and clinical product portfolio, including the commercial attractiveness and the ranking thereof;
•reviewing and discussing our research and development strategy and reviewing scientific and technological trends that we believe are of significant importance and providing strategic advice and making recommendations with respect to our ongoing research and development programs;
•providing advice on external opportunities related to our research and development strategy and pipeline;
•discuss and provide advice on the research and development capacity and its organization, including the product development process; and
•reviewing and discussing the Company’s intellectual property strategies.
D.   Employees
As of December 31, 2025, we had 3,029 employees; 556 in Denmark, 946 in the Netherlands, 1,158 in the US, 220 in
Japan, 132 in China, 12 in Germany, and 3 in France and the United Kingdom. Of these employees, 2,089 were engaged in or supported research and development and 940 were in selling, administrative and business-related positions. Each of our employees has signed confidentiality and inventions assignment agreements or has signed employment agreements containing confidentiality and inventions assignment provisions, and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

E.   Share Ownership
For information regarding the share ownership of our directors and members of Executive Management, see “Item 6.B
—Compensation” and “Item 7.A—Major Shareholders.”
F.   Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.   Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of February 17, 2026 by:
•each person, or group of affiliated persons, known by us to beneficially own equal to or more than 5% of our outstanding shares;
•each of our directors; and
•each member of our Executive Management

	Share Beneficial Ownership
Name of Beneficial Owner	Number of Shares Beneficially Owned	Number of Warrants Exercisable and RSUs to be Settled Within 60 days	Fully Diluted Number of Shares Beneficially Owned	Fully Diluted Percentage of Beneficial Ownership
5% Shareholders
BlackRock, Inc.(1)			3,707,346	5.80%
Orbis Investment Management LTD.(2)			3,726,799	5.80%

Board Members and Executive Management
Deirdre P. Connelly	6,582	—	6,582	0.01%
Pernille Erenbjerg	5,470	—	5,470	0.01%
Anders Gersel Pedersen	7,708	—	7,708	0.01%
Paolo Paoletti	2,506	—	2,506	—%
Rolf Hoffmann	3,779	—	3,779	0.01%
Elizabeth O’Farrell	1,885	—	1,885	—%
Mijke Zachariasse	787	595	1,382	—%
Martin Schultz	668	1,539	2,207	—%
Michael Kavanagh	221	1,711	1,932	—%
Jan van de Winkel	658,932	21,171	680,103	1.06%
Anthony Pagano	9,546	9,859	19,405	0.03%
Judith Klimovsky	*	*	*	*
Tahamtan Ahmadi	*	*	*	*
Christopher Cozic	*	*	*	*
Martine van Vugt	*	*	*	*
Brad Bailey	*	*	*	*
Rayne Waller	*	*	*	*
Greg Mueller	*	*	*	*
All Board Members and Executive Management as a group (18 persons)	726,756	90,935	817,691	1.27%

(1)This information is based solely on the Schedule 13G filed by BlackRock, Inc. on March 31, 2025 with the SEC. BlackRock, Inc. does not have different voting rights from other shareholders.
(2)This information is based solely on the Schedule 13G filed by Orbis Investment Management LTD. on September 30, 2025 with the SEC. Orbis Investment Management
LTD does not have different voting rights from other shareholders. Orbis Investment Management Limited is an investment manager which has investment discretion and voting control over the Genmab A/S shares and ADRs held by certain investment funds and portfolios.
The number of shares beneficially owned by each entity, person or member of our Board of Directors or Executive
Management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares for which the individual has the right to subscribe within 60 days of February 17, 2026 through the exercise of any options, warrants or other rights. There are
90,935 shares for which our board members and Executive Management as a group have the right to subscribe within
60 days of February 17, 2026 pursuant to the exercise of warrants or settlement of RSUs.
Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person. The percentage of shares beneficially owned is computed on the basis of
64,238,408 shares outstanding as of February 17, 2026. Shares for which a person has the right to subscribe within 60 days of February 5, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We conducted our last beneficial ownership analysis as of June 30, 2025 and we estimated that approximately 36%, or 23.0 million (including shares in the form of ADSs), of our outstanding shares as of such date were beneficially held by US residents.
B.   Related-Party Transactions
In the year ended December 31, 2025, there were no material related party transactions. The Company has employment agreements with, and has made equity compensation grants to, members of Executive Management in the ordinary course of business. The Company also has remuneration packages for members of the Board of Directors. See
“Item 6.B—Compensation”, Note 5.1 and Note 5.2 to our Audited Financial Statements included in our Annual Report
2025 for details on related party transactions.
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
 See note 5.7 to our Audited Financial Statements included in our Annual Report 2025 for details on legal matters.
Dividends
We do not currently pay out cash dividends on our shares and have not paid out any dividends within the last three financial years. Any future determination related to our dividend policy and the declaration of any dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our
Board of Directors deems relevant. In addition, the terms of our credit agreement and the indentures governing our outstanding notes restrict our ability to make certain restricted payments, including dividends and other distributions by us, as further described in Note 4.8 of our Annual Report 2025.
B.   Significant Changes
No significant changes occurred since the date of the annual financial statements.

ITEM 9THE OFFER AND LISTING
A.   Offer and Listing Details
Our shares are listed on Nasdaq Copenhagen in Denmark under the symbol “GMAB.” Our ADSs are listed on Nasdaq
Global Select Market in the US under the symbol “GMAB.”
B.   Plan of Distribution
Not applicable.
C.   Markets
Our shares have been publicly traded since October 2000 and have been listed on Nasdaq Copenhagen in Denmark since that time.
ADSs representing the shares, as evidenced by ADRs issued by JPMorgan Chase Bank, N.A. as the Depository, have been listed on the Nasdaq Global Select Market in the US since July 2019.
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
D.   Exchange Controls
Other than the Danish rules on screening of certain foreign direct investments etc. in Denmark (the “Danish FDI
Rules”) and the applicable international trade and financial sanctions as outlined below, (i) there are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the shares or the ADSs, and (ii) there are no limitations on the right of non-resident or foreign owners to hold or vote the shares or the
ADSs imposed by the laws of Denmark or the Articles of Association of the Company solely due to the fact that such holders are non-residents or foreign owners.
Under the Danish FDI Rules, a screening mechanism applies to foreign direct investments in certain sensitive sectors, if the foreign investor obtains at least 10% ownership or voting rights, or equivalent control by other means.
Among such sensitive sectors are companies and entities within critical infrastructure in Denmark that are necessary to maintain or restore the production, registration, distribution, and monitoring of prescription drugs. If a contemplated FDI in
Genmab A/S is considered to fall within the scope of the mandatory screening mechanism, the foreign investor is required to apply for prior authorization with the Danish Business Authority. If a foreign investor fails to comply with the Danish
FDI Rules, the Danish Business Authority may impose restrictions.
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
Material US Federal Income Tax Considerations
General
The following discussion is a summary of the material US federal income tax consequences relating to the acquisition, ownership and disposition of the ADSs. This summary does not purport to be a comprehensive description of all of the US federal income tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion is based on the Code, and US Treasury regulations promulgated thereunder (“Treasury Regulations”), as well as judicial and administrative interpretations thereof as in effect as of the date of this Annual Report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the US Internal Revenue Service (“IRS”) or US courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new Treasury Regulations, Code sections, judicial and administrative interpretations or otherwise.
This summary applies only to US Holders (as defined below) that hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any US federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any US state or local or non-US tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under US federal income tax laws, such as:
•banks and other financial institutions;
•insurance companies;
•regulated investment companies or real estate investment trusts;
•dealers or traders in securities or currencies that use a mark-to-market method of accounting;
•broker-dealers;
•tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;
•persons holding the ADSs as part of a straddle, hedging, conversion or integrated transaction for US federal income tax purposes;
•US expatriates;
•US Holders whose functional currency is not the US dollar;
•any entity or arrangement classified as a partnership for US federal income tax purposes or investors therein;
•persons who own or are deemed to own, directly or constructively, 10% or more of the total combined voting power of all classes of the Company’s voting stock or 10% or more of the total value of shares of all classes of the Company’s stock;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the
ADSs being taken into account in an applicable financial statement;
•persons who acquire ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or
•persons holding the ADSs in connection with a trade or business conducted outside the US.
THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL
INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING
THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL
AS THE STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION,
OWNERSHIP AND DISPOSITION OF THE ADSS.
As used in this discussion, the term “US Holder” means a beneficial owner of the ADSs that is for US federal income tax purposes:
•a citizen or individual resident of the US;
•a corporation (or other entity treated as a corporation) created or organized in or under the laws of the
US, any state thereof or the District of Columbia;

•an estate, the income of which is subject to US federal income taxation regardless of its source; or
•a trust that (1) is subject to the primary supervision of a court within the US and the control of one or more US persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a US person.
The US federal income tax treatment of a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds ADSs generally will depend on the status of the partner and the activities of the partnership.
Partnerships considering an investment in the ADSs and partners in such partnerships should consult their tax advisors regarding the specific US federal income tax consequences to them of the acquisition, ownership and disposition of the
ADSs.
The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.
ADSs
For US federal income tax purposes, US Holders of ADSs generally will be treated as the beneficial owners of the underlying shares represented by the ADSs and an exchange of ADSs for the underlying shares generally will not be subject to US federal income tax.
The US Treasury Department and the IRS have expressed concerns that US Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions that are inconsistent with the US Holder of the ADS being treated as the beneficial owner of the underlying security. Such actions (for example, a pre-release of an ADS by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate US
Holders of ADSs, including individual US Holders. Accordingly, the availability of foreign tax credits or the reduced US federal income tax rate for “qualified dividend income,” each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company, if as a result of such actions the
US Holder of an ADS is not properly treated as the beneficial owner of the underlying share.
Dividends and Other Distributions
Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company to a US Holder with respect to the ADSs (including the amount of any taxes withheld therefrom) generally will be included in such holder’s gross income as non-US source dividend income in the year actually or constructively received by the depository, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). As a non-US company, the Company does not maintain calculations of its earnings and profits under US federal income tax principles. Therefore, it is expected that any distributions generally will be reported to US Holders as dividends. Any dividends that the Company pays will not be eligible for the dividends-
received deduction allowed to qualifying corporations under Section 243 of the Code.
With respect to certain non-corporate US Holders, including individual US Holders, dividends paid on the ADSs may be eligible to be taxed at favorable rates applicable to “qualified dividend income,” provided that (1) the ADSs are readily tradable on an established securities market in the US, (2) the Company is not a PFIC (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met.
Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the US if they are listed on the Nasdaq Global Select Market. Our
ADSs are readily tradable on the Nasdaq Global Select Market. However, based on existing guidance, it is unclear whether the shares will be considered to be readily tradable on an established securities market in the US, because only the ADSs, and not the underlying shares, are listed on a securities market in the US. US Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the ADSs.

The amount of any distribution paid in Danish kroner will be included in a US Holder’s income in an amount equal to the US dollar value of such Danish kroner calculated by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the depository, regardless of whether the payment is in fact converted into US dollars at that time. If the distribution is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. A US Holder may have foreign currency gain or loss if the distribution is converted into, or exchanged for, US dollars after the date of receipt.
Any dividends the Company pays to US Holders generally will constitute non-US source “passive category” income for US foreign tax credit limitation purposes. If any Danish taxes are withheld with respect to dividends paid to a US
Holder with respect to the ADSs, subject to certain conditions and limitations provided in the Code and the applicable
Treasury Regulations (including those introduced by Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021), such taxes may be treated as non-US taxes eligible for credit against such US Holder’s US federal income tax liability (to the extent not exceeding the withholding rate applicable to the US Holder). A US Holder’s ability to use a foreign tax credit with respect to any such Danish taxes may not be allowed unless such holder elects benefits under an applicable income tax treaty with respect to such tax. In lieu of claiming a foreign tax credit, US Holders may, at their election, deduct creditable non-US taxes, including any Danish taxes withheld from dividends on the ADSs, in computing their taxable income, subject to generally applicable limitations under US federal income tax law. An election to deduct non-US taxes instead of claiming foreign tax credits applies to all non-US taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of Denmark or under an applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a US Holder’s US federal income tax liability (and will not be eligible for the deduction against US federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the US foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends.
The rules relating to the determination of the US foreign tax credit and the deduction of non-US taxes are complex, and US Holders should consult their tax advisors to determine whether and to what extent a credit or deduction may be available in their particular circumstances.
Taxable Dispositions of the ADSs
Subject to the PFIC rules discussed below, a US Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the holder’s tax basis in the ADS. The US
Holder’s tax basis in the ADSs generally will equal the cost of the ADSs to the US Holder. The gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the US Holder has held the ADS for more than one year at the time of disposition. For certain non-corporate taxpayers (including individuals), long-term capital gains are subject to tax at favorable rates. The deductibility of capital losses is subject to limitations.
Any gain or loss that a US Holder recognizes on a sale or other taxable disposition of an ADS generally will be treated as US source income or loss for US foreign tax credit limitation purposes. US Holders should consult their tax advisors regarding the proper treatment of any gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company Considerations
Based on the current and anticipated value of our assets and the nature and composition of the Company’s income and assets, the Company does not expect to be a PFIC for our current taxable year ending December 31, 2026, or in the foreseeable future. However, PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the active or passive character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the nature or composition of our income or assets, the structure of our operation or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2026, or for any future taxable year. If we are a PFIC for any year during which a US Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which the US Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless the US Holder has made a “deemed sale” election under the PFIC Rules when we cease to be a
PFIC.
A non-US corporation such as the Company will be treated as a PFIC for US federal income tax purposes for any taxable year if, applying applicable look-through rules, either:
•at least 75% of its gross income for such year is “passive income” for purposes of the PFIC rules; or
•at least 50% of the value of its assets (generally, determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.
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
If we were a PFIC for any taxable year during which a US Holder holds ADSs, then, unless such US Holder makes a
“mark-to-market” election (as discussed below), such US Holder generally would be subject to special adverse tax rules with respect to any “excess distribution” that it receives from the Company and any gain that it recognizes from a sale or other disposition, including, in certain circumstances, a pledge, of ADSs. For this purpose, distributions that a US Holder receives in a taxable year that are greater than 125% of the average annual distributions that it received during the shorter of the three preceding taxable years or its holding period for the ADSs will be treated as an excess distribution. Under these rules:
•the excess distribution or recognized gain would be allocated ratably over the US Holder’s holding period for the ADSs;
•the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the US Holder’s holding period prior to the first taxable year in which the Company was treated as a PFIC, would be treated as ordinary income; and
•the amount of the excess distribution or recognized gain allocated to each other taxable year would be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.
 If the Company were a PFIC for any taxable year during which a US Holder holds ADSs and any of our non-US subsidiaries or other corporate entities in which we own equity interests is also a PFIC, the US Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-US entity classified as a PFIC, each such entity referred to as a lower-tier PFIC, for purposes of the application of these rules. US Holders should consult their own tax advisor regarding the application of the PFIC rules to any of the Company’s lower-tier PFICs.
If the Company were a PFIC for any taxable year during which a US Holder holds ADSs, then in lieu of being subject to the tax and interest-charge rules discussed above, the US Holder may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that our ADSs constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. The
Company expects that the ADSs, but not our shares, will be listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes.

 Consequently, if the ADSs are listed on the Nasdaq Global Select Market and are regularly traded, we expect that the mark-to-market election would be available to US Holders of ADSs if the Company were to become a PFIC, but no assurances are given in this regard.
Because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own (unless the shares in such lower-tier PFIC are themselves treated as marketable stock), if the Company were a PFIC for any taxable year, a US Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such US Holder’s indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for US federal income tax purposes.
In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, a US Holder may make a qualified electing fund election with respect to the ADSs only if the Company agrees to furnish such US Holder annually with a PFIC annual information statement as specified in the applicable
Treasury Regulations. There is no assurance that we will provide such information that would enable a US Holder to make a qualified electing fund election.
If a US Holder owns ADSs during any year in which the Company is a PFIC, such US Holder (including, potentially, indirect holders) generally will be required to file an IRS Form 8621 with such holder’s US federal income tax return for that year. US Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the ADSs.
Information Reporting and Backup Withholding
Dividend payments with respect to the ADSs and proceeds from a sale, exchange, redemption or other taxable disposition of the ADSs made within the US or through certain US related financial intermediaries may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply, however, to a
US Holder that furnishes a correct taxpayer identification number and makes any other required certification on IRS
Form W-9 or that is otherwise exempt from backup withholding. US Holders of the ADSs should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against such
US Holder’s US federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
Certain US Holders may be required to comply with certain reporting requirements relating to the ADSs, including filing IRS Form 8938, with respect to the holding of certain foreign financial assets, including stock of foreign issuers
(such as the Company), either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds US $50,000 on the last day of the tax year or US $75,000 at any time during the tax year. US Holders who fail to report the required information could be subject to substantial penalties. US Holders should consult their own tax advisors regarding the application of these rules to their ownership of the ADSs.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT
MAY BE IMPORTANT TO YOU. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS
REGARDING THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR
CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM
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
If, however, an ADS holder is found not to be the owner of the shares underlying the ADSs and accordingly not to be treated as a shareholder for Danish tax purposes, then the ADSs will likely be taxed pursuant to the Danish tax rules on taxation of financial contracts. The taxation of financial contracts differs from the taxation of shares in several ways, and, among other differences, any Danish resident ADS holders will - if taxed under the rules on financial contracts - be subject to a mark-to-market taxation, i.e., annual taxation on any unrealized gains accrued during the year. A high-level summary of the tax treatment of financial contracts is laid out in a later section.
Taxation of ADS holders considered to be owners of the underlying shares
Danish Tax Resident Individuals
Sale of Shares
Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of
27% on the first DKK 79,400 (for cohabiting spouses, a total of DKK 158,800) and at a rate of 42% on share income exceeding DKK 79,400 (for cohabiting spouses over DKK 158,800) (all 2026 amounts and thresholds). The threshold is subject to annual adjustments and includes all share income included in the calculation (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).
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
Non-Danish Tax Resident Individuals
Sale of Shares
 Non-Danish tax resident individuals, including individuals tax resident in the US, are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules (see below).
Dividends
Dividends paid on the shares underlying the ADSs to non-Danish tax resident individuals, including individuals tax resident in the US, are generally subject to withholding tax at the rate of 27%. No additional tax should be imposed.
It is highly uncertain if the ADS holder is considered the holder of the shares underlying the ADSs. If the ADS holder is considered to be the owner of the shares underlying the ADSs for Danish tax purposes and is the beneficial owner of the dividends paid on the shares, then the ADS holder may in certain circumstances seek a refund of tax withheld on dividends paid on the shares.
If this is the case, and the ADS holder is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to benefits under such tax treaty, the ADS holder may seek a refund from the Danish Tax Agency of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with dozens of countries, including the US and almost all EU member states. The treaty between
Denmark and the US generally provides for a 15% tax rate.
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

The Danish Tax Agency has published guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities’ website, https://skat.dk/en-us/businesses/companies-
andfoundations/companies-and-foundations/declaring-and-paying-dividends-and-dividendtax/claiming-refund-of-danish-
dividend-tax. The information on, or information that can be accessed through, such website is not part of and should not be incorporated by reference into this Annual Report on Form 20-F. We have included such website address as an inactive textual reference only.
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
Gains and losses on disposal of Subsidiary Shares, Group Shares and Tax-Exempt Portfolio Shares realized by Danish tax resident companies are generally not included in the taxable income of the shareholder, subject to certain anti-
avoidance rules (see below).
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
Dividends received on Subsidiary Shares, Group Shares, and Tax-Exempt Portfolio Shares are generally tax-exempt, subject to certain anti-avoidance rules (see below).
Dividends received on Taxable Portfolio Shares are taxable at the general Danish corporate tax rate of 22% and tax is generally withheld similarly at 22%.
Non-Danish Tax Resident Companies
Sale of Shares
Non-Danish tax resident companies, including companies tax resident in the US, are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules (see below).

Dividends
Dividends paid on the shares underlying the ADSs to non-Danish tax resident companies, including companies tax resident in the US, are generally subject to withholding tax at the rate of 27%.
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
If the ADS holder for Danish tax purposes is considered the holder of the shares underlying the ADSs and is considered the beneficial owner of dividends paid on the shares, then the following exemptions apply if the shares held by the ADS holder qualify as Subsidiary Shares or Group Shares: dividends received on Subsidiary Shares are exempt from
Danish withholding tax provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/
EU) or under an applicable tax treaty. Similarly, dividends received on Group Shares, which are not Subsidiary Shares, are exempt from Danish withholding tax if the shareholder is resident in the EU or the EEA and provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/EU) or under an applicable tax treaty had the shares been Subsidiary Shares.
In other cases, dividends will generally be subject to tax at a rate of 22% effective for dividends distributed. However, the withholding rate is 27%, meaning that foreign corporate shareholders receiving taxable dividends distributed from
Danish companies generally will be able to apply for a refund of at least 5% of the total dividend.
Further, if the ADS holder for Danish tax purposes is considered the holder of the shares underlying the ADSs, is considered the beneficial owner of dividends paid on the shares, and is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to the benefits under such tax treaty, the ADS holder may seek a refund from the
Danish Tax Agency of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a
15% tax rate). Denmark has entered into tax treaties with dozens of countries, including the US and almost all EU member states. The treaty between Denmark and the US generally provides for a 15% tax rate.
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
The Danish Tax Agency has published guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities’ website, https://skat.dk/en-us/businesses/companies-
andfoundations/companies-and-foundations/declaring-and-paying-dividends-and-dividendtax/claiming-refund-of-danish-
dividend-tax. The information on, or information that can be accessed through, such website is not part of and should not be incorporated by reference into this Annual Report on Form 20-F. We have included such website address as an inactive textual reference only.
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
Non-Danish tax resident individuals and companies, including individuals and companies tax resident in the US, are generally not taxed in Denmark on gains realized on financial contracts, subject to certain anti-avoidance rules (see below).
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

F.   Dividends and Paying Agents
Not applicable.
G.   Statement by Experts
Not applicable.
H.   Documents on Display
Copies of this Annual Report on Form 20-F, as well as our Annual Report 2025, which includes our Audited Financial
Statements, can be downloaded from the “Investors” page at www.genmab.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.
I.   Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Our Annual Report 2025 has been attached as Exhibit 15.3 to this Annual Report on Form 20-F. Only those portions of the Annual Report 2025 specifically incorporated by reference herein are deemed to be filed.
ITEM 11   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS
For qualitative and quantitative disclosures about market risks including foreign currency risk, interest rate risk, and credit risk, see Note 4.2 to our Audited Financial Statements included in our Annual Report 2025.
ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.   Debt Securities
Not applicable.
B.   Warrants and Rights
Not applicable.
C.   Other Securities
Not applicable.
D.   American Depositary Shares
As of July 17, 2025 Genmab's ADS program is administered by JPMorgan Chase Bank, N.A. The principal executive office of the depositary is located at 383 Madison Avenue, Floor 11, New York, NY 10179. Below is a summary of fees and expenses payable by ADS holders and of fees and payments by the depositary to us. Below is a summary of fees and expenses payable by ADS holders and of fees and payments by the depositary to us. Please refer to Exhibit 2.3 hereto for a summary of certain other material provisions of the amended and restated deposit agreement related to our ADS program.
For more complete information, holders should read the entire amended and restated deposit agreement and the form of
American Depositary Receipt incorporated by reference as Exhibits 2.1 and 2.2 hereto, respectively.

Fees and Expenses
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to U.S.$5.00 for each 100 ADSs (or portion thereof) for each issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights or other distribution prior to such deposit to pay such charge.
The following additional fees, charges and expenses will also be incurred by the ADS holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued
(including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•a fee of up to $0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreements;
•an aggregate fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and will be assessed against ADS holders as of the record date or record dates set by the depositary during each calendar year and will be payable in the manner described in the next succeeding provision);
•an amount for the reimbursement of such charges and expenses as are incurred by the depositary or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADS holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against ADS holders as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such ADS holders or by deducting such charge or expense from one or more cash dividends or other cash distributions);
•a fee of up to $0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs as described above) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution or sale is made by, for or received from, or (in each case) on behalf of, the depositary, the Company or any third party (which fee may be assessed against ADS holders as of a record date set by the depositary);
•stock transfer or other taxes and other governmental charges;
•a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page)
of ADR.com and any applicable delivery expenses (which are payable by such persons or holders); and
•transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.
To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan
Chase or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars
(“FX Transactions”). For certain currencies, FX Transactions are entered into with JPMorgan Chase or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third-party local liquidity provider), and neither JPMorgan Chase nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third-party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, JPMorgan Chase nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which
JPMorgan Chase or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors.
Furthermore, JPMorgan Chase and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADS holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by JPMorgan Chase and its affiliates as a result of risk management or other hedging related activity.
Notwithstanding the foregoing, to the extent Genmab provides U.S. dollars to the depositary, neither JPMorgan Chase nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the
U.S. dollars received from us.
Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX
Transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an
ADS or an interest therein, and Genmab, each acknowledge and agree that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreements.
Genmab will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.
The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreements, and will extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.
The fees and charges described above may be amended from time to time by agreement between us and the depositary.
The depositary may make available to Genmab a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise upon such terms and conditions as Genmab and the depositary may agree from time to time.
The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.
The depositary may collect its annual fee for depositary services by deduction
PART II
ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
None.
ITEM 15   CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange
Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, management, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.
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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria established in the
Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (“COSO”). Based on this assessment our management concluded that, as of December 31, 2025, Genmab’s internal control over financial reporting was effective based on the COSO criteria. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte, Statsautoriseret
Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 64 of this Annual Report on Form 20-F.
Excluded from our evaluation were internal controls over financial reporting at Merus, for which control was acquired on December 12, 2025. The financial statements of this entity constitute 59.6% of total assets and less than 0.1% of revenues as of and for the year ended December 31, 2025.
Changes in Internal Control over Financial Reporting
Except for changes related to debt, there were no changes in our internal control over financial reporting (as defined in
Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report on Form 20-F that have materially affected, or is reasonably likely to materially affect, internal control over financial reporting.
ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERTS
Our Audit and Finance Committee consists of members Rolf Hoffmann, Elizabeth O’Farrell, and Deirdre P. Connelly
and is chaired by Pernille Erenbjerg. Each member of the Audit and Finance Committee satisfies the independence requirements of the corporate governance standards of the Nasdaq Stock Market. Due to their professional experience, including their service in senior finance leadership positions and as audit committee chairs and members of other public companies, both Pernille Erenbjerg and Elizabeth O’Farrell qualify as “audit committee financial experts,” as defined in
Nasdaq Rule 5605(c)(2)(A) and Item 407(d)(5)(ii) of Regulation S-K of the SEC, and as determined by our Board of
Directors.
ITEM 16B   CODE OF ETHICS
We have adopted a written Code of Conduct, which articulates our commitment to conducting all aspects of our business with integrity and includes 20 key ethical standards that guide our conduct. The Code of Conduct applies to all
Genmab employees, management, and members of our Board. This document is available on our website
(www.genmab.com). The contents of this website are not incorporated by reference into this Annual Report on Form 20-F.

During 2025, the Company did not amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors or employees. We expect that any amendments to the current Code of Conduct, or any waivers of its requirements, will be disclosed on our website.
ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES
For principal accountant fees and services, see Note 5.4 to our Audited Financial Statements included in our Annual
Report 2025.
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
ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In 2025, Genmab conducted share repurchases under a single share buy-back program. The share buy-back program announced on March 25, 2025 provided for the repurchase of up to 2,200,000 ordinary shares, and expired on July 10,
2025 (the “March Share Buy-Back Program”). Genmab made purchases of its ordinary shares under the March Share Buy-
Back Program to reduce capital and to honor our commitments under the RSU program. No shares remain to be repurchased under the March Share Buy-Back Program. See “Item 6—Directors, Senior Management and Employees—B.
Compensation” for more details on the RSU and warrant programs.

Period	Total Number of Shares Purchased	Average Price Paid per Share in DKK	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Share Repurchase Programs
March 26, 2025 - March 31, 2025	316,630	1,362.84	316,630	—
April 1, 2025 - April 30, 2025	1,152,244	1,269.71	1,152,244	—
May 1, 2025 - May 28, 2025	611,037	1,326.80	611,037	—
June 2, 2025 - June 26, 2025	120,089	1,324.59	120,089	—
Total	2,200,000		2,200,000	—
At Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors was authorized to allow Genmab to acquire treasury shares with a total nominal value of up to 10% of the share capital in the period until and including March
11, 2030 (the “2025 Authorization”). The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital.
The authorization replaced existing previously provided authorizations to purchase treasury shares.
ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G   CORPORATE GOVERNANCE
The listing rules of the Nasdaq (the “Nasdaq Listing Rules”) provide that foreign private issuers may follow home country practice in lieu of Nasdaq Global Select Market corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The home country practices we follow in lieu of the Nasdaq Listing Rules are described below.
•We do not follow the quorum requirements of the Nasdaq Stock Market applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements for general meetings of shareholders.
•We do not follow the requirements of the Nasdaq Stock Market regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies. The solicitation of proxies is not a generally accepted business practice in Denmark, although it has recently become more common for listed companies to do so. However, a shareholder may be represented at a general meeting by proxy. Unless containing a provision to the contrary, instruments of proxy will be deemed to be in force until revoked in writing by notification to the company. Rather than providing proxy statements, we provide notice prior to convening a general meeting, including an agenda and other relevant documents, to the Danish Business Authority and written notice to all registered shareholders who have so requested.
•We do not follow the requirements of the Nasdaq Stock Market regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to Danish corporate law and our articles of association, our shareholders have authorized our Board to issue securities, including shares and warrants.
•We do not follow the requirement of the Nasdaq Stock Market that each member of the Compensation
Committee be independent as defined under Nasdaq Listing Rule 5605(a)(2). No such requirement exists pursuant to Danish law. We do not have an independent Compensation Committee within the meaning of the
Nasdaq Listing Rules because we consider Anders Gersel Pedersen, a member of the Compensation

Committee, to be a non-independent director solely by virtue of the length of his tenure on our Board, following his election to the Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from Executive Management in connection with his duties as a Compensation
Committee member. The charter of the Compensation Committee requires a majority of its members to meet the independence requirements established by the Board and applicable laws, regulations, corporate governance recommendations, and listing requirements (if any).We do not follow the requirement of the
Nasdaq Stock Market that we have independent director oversight of director nominations as prescribed by
Nasdaq Listing Rule 5605(e)(1). No such requirement exists pursuant to Danish law. We do not have independent oversight of director nominations because we consider Anders Gersel Pedersen to be a non-
independent director solely by virtue of the length of his tenure on our Board, following his election to the
Board in 2003. We do not consider Dr. Pedersen’s tenure as material to his ability to be independent from
Executive Management in connection with his duties as a member of the Nominating and Corporate
Governance Committee. The charter of the Nominating and Corporate Governance Committee requires a majority of its members to meet the independence requirements established by the Board and applicable laws, regulations, corporate governance recommendations, and listing requirements (if any).
•We do not follow the requirement of the Nasdaq Stock Market that our independent directors must have regularly scheduled meetings at which only independent directors are present. No such requirement exists pursuant to Danish law. Our directors regularly meet in executive sessions without the participation of management. However, our Employee Elected Directors, who are not independent within the meaning of the
Nasdaq Listing Rules, attend these executive sessions.
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
Genmab’s Information Security Department, led by the Global Head of Information Security and Digital Risk &
Compliance Management, is responsible for administering and annually updating our enterprise-wide information security program. The program includes activities and projects in all six functions (govern, identify, protect, detect, respond, recover) of the NIST standard with the goal of further improving Genmab’s security profile and adapting, where needed, to changes in Genmab’s business strategy and threat environment. Input for the program comes from the annual attack and penetration test, periodic threat landscape and security maturity assessments, as well as requirements of applicable cybersecurity regulations. The Information Security Department is also responsible for a number of global security processes and services that Genmab undertakes, such as the following:
•proposing and administering information security policies and standards;
•security awareness training (including the administration of a third-party phishing learning platform, conducting periodic global security awareness events and preparing other learning materials);
•security risk assessment of new and existing vendors, partners and other third parties with respect to whom a security risk assessment is deemed appropriate;
•review of new contracts and assessment of the impact of new technologies on security;
•defining mandatory security controls and assessing solution security architecture of new or changed systems or services;
•security incident detection and management;
•periodic operational security incident exercises, and vulnerability scanning.
We work with consultants and other third-party advisors to perform security services and conduct security assessments and independent audits of the security and resilience of our systems and networks. We have also established a cyber response task force consisting of leaders from Finance, Legal, Compliance, Communications, and Data, Digital & AI
(“DD&AI”) departments. The task force is responsible for cybersecurity crisis preparedness and the management of cybersecurity crisis situations. This task force regularly leads scenario exercises, which include engagement of all levels of management including members of Genmab’s Executive Committee, to assess Genmab’s resilience capabilities in the event of a cybersecurity crisis.
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
Role of Management
The Global Head of Information Security and Digital Risk & Compliance Management is responsible for information security within Genmab and reports to the Global Head of DD&AI. Our current Global Head of Information Security and
IT Risk & Compliance Management has more than 15 years of experience in leading global information and cyber security departments and programs, and our current Global Head of DD&AI has more than 20 years of experience in leading, managing and transforming analytics and technology departments, in each case for large, global organizations.
The Global Head of Information Security and Digital Risk & Compliance Management reports the status of the
Genmab information security program, security threats, incidents, and risks quarterly to the GCRC, chaired by Genmab’s
CEO and the Senior Vice President, Head of Global Compliance and Risk, and in which members of our Executive
Committee participate. The status of risk mitigation actions and newly identified risks are discussed during periodic meetings of the DD&AI Risk Governance Board, consisting of members of the DD&AI Leadership Team and chaired by the Global Head of DD&AI. Results of security assessments and periodic cyber threat landscape assessments may also be integrated in strategic reports to Genmab’s relevant business leaders and the GCRC when appropriate.
Role of the Board of Directors
The Board of Directors oversees our approach to overall risk management. The board has delegated oversight of information security strategy and risks to the Audit and Finance Committee. The Audit and Finance Committee is
responsible for reviewing Genmab’s information security strategy and program, including with respect to identification and management of cybersecurity risks and threats. The Global Head of Information Security and Digital Risk & Compliance

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
Cybersecurity Threats
For the year ended December 31, 2025 through the date of this annual report, there were no security incidents/breaches leading to material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.
PART III
ITEM 17   FINANCIAL STATEMENTS
See “Item 18—Financial Statements.”
ITEM 18   FINANCIAL STATEMENTS
The financial statements required by this item are incorporated herein by reference to pages 107-156 of our Annual
Report 2025.
ITEM 19   EXHIBITS
a.Annual Report
The following pages from our Annual Report 2025, filed together with this Form 20-F, as Exhibit 15.3, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.
Page(s) incorporated by reference from our Annual Report 2025
Financial Review – pages 38-46
Consolidated Financial Statements for the Genmab Group – pages 107-156
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023 – page
107
Consolidated Balance Sheets as of December 31, 2025 and 2024 – page 108
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023 – page 109
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023 – page 110
Notes to the Consolidated Financial Statements – pages 111-156
b.Exhibits
Exhibit Index

Exhibit No.	Description	Method of filing
1.1	English translation of Articles of Association of Genmab A/S, as currently in effect	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2025

Exhibit No.	Description	Method of filing
2.1	Second Amended and Restated Deposit Agreement	Incorporated by reference to Exhibit (a) to the Registrant’s Form F-6 filed with the SEC on July 3, 2025

2.2	Form of American Depositary Receipt	Included in Exhibit 2.1, which is incorporated by reference to Exhibit (a) to the Registrant’s Form F-6 filed with the SEC on July 3, 2025

2.3	Indenture, dated as of December 3, 2025, among Genmab A/S, Genmab Finance LLC, the guarantors named therein and Wilmington Trust, National Association, as trustee	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

2.4	First Supplemental Indenture, dated as of January 28, 2026 among Genmab A/S, Genmab Finance LLC, the guarantors named therein and Wilmington Trust, National Association, as trustee	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

2.5	Indenture, dated as of December 3, 2025, among Genmab A/S, Genmab Finance LLC, the guarantors named therein, Wilmington Trust, National Association, as trustee and as notes collateral agent	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

2.6
First Supplemental Indenture, dated as of January 28, 2026,
among Genmab A/S, Genmab Finance LLC, the guarantors named
therein, Wilmington Trust, National Association, as trustee and as notes collateral agent
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

2.7	Description of Securities Registered under Section 12 of the Exchange Act	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

Agreement with J&J related to DARZALEX

4.1†	License Agreement, dated as of August 30, 2012, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.2†	Amendment Number 1 to the License Agreement, dated as of January 31, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.3†	Amendment Number 2 to the License Agreement, dated as of October 10, 2013, by and between Janssen Biotech, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

Agreement with Novartis related to Kesimpta

4.6†	Co-development and Collaboration Agreement, dated as of December 19, 2006, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.7†	Amendment Number 1 to the Co-development and Collaboration Agreement, dated as of June 30, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.8†	Amendment Number 2 to the Co-development and Collaboration Agreement, dated as of December 18, 2008, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.9†	Amendment Number 3 to the Co-development and Collaboration Agreement, dated as of July 1, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

Exhibit No.	Description	Method of filing

4.10†	Amendment Number 4 to the Co-development and Collaboration Agreement, dated as of December 20, 2010, by and between Glaxo Group Limited and Genmab A/S	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.11†	Novation Agreement, dated as of November 3, 2014, by and among Glaxo Group Limited, Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

4.12†	Amendment Number 5 to the Co-development and Collaboration Agreement, dated as of January 22, 2018, by and between Novartis Pharma AG and Genmab A/S	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

Agreement with Medarex related to Medarex Technology

4.13†	Amended and Restated Evaluation and Commercialization Agreement, dated as of July 12, 2012, by and among Bristol Myer Squibb Corporation, Medarex, Inc., GenPharm International, Inc. and Genmab A/S	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1/A filed with the SEC on July 16, 2019

Agreement with AbbVie related to EPKINLY

4.14†	Collaboration and License Agreement, dated as of June 10, 2020 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021

4.15†	Amendment Number 1 to the Collaboration and License Agreement, dated as of November 8, 2022 by and between AbbVie Biotechnology Ltd. and Genmab A/S	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F filed with the SEC on February 22, 2023

Credit Agreement

4.16
Credit agreement, dated as of December 12, 2025, among Genmab
A/S, Genmab Finance LLC, the lenders and issuing banks from
time to time party hereto and Morgan Stanley Senior Funding,
Inc., as the administrative agent and collateral agent
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

11.1
Internal rules for the members of the Board of Directors and the
Executive Management and other permanent insiders of Genmab
A/S (CVR NO. 21032884) regarding the prevention of insider
dealing, trading windows, unlawful disclosure of inside
information, notification of transactions and guidelines for the company’s trade in its own securities
Incorporated by reference to Exhibit 11.1 to the Registrant's Annual Report on Form 20-F filed with the SEC on February 12, 2025

11.2
Internal Rules for the employees of Genmab A/S (CVR NO.
21032884) and its directly owned subsidiaries regarding the
prevention of insider dealing, open trading windows and unlawful disclosure of inside information
Incorporated by reference to Exhibit 11.2 to the Registrant's Annual Report on Form 20-F filed with the SEC on February 12, 2025

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

Exhibit No.	Description	Method of filing

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2025

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2025

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

15.2	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

15.3	Genmab A/S statutory Annual Report 2025*	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

97	Genmab A/S Dodd-Frank Clawback Policy	Incorporated by reference to Exhibit 97 to the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 14, 2024

EX-101.INS	Inline XBRL Instance Document	Incorporated by reference to Exhibit 101.INS to the Registrant’s report filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document	Incorporated by reference to Exhibit 101.SCH to the Registrant’s report filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to Exhibit 101.CAL to the Registrant’s report filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to Exhibit 101.DEF to the Registrant’s report filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

EX-101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to Exhibit 101.LAB to the Registrant’s report filed together with this Annual Report on Form 20-F for the year ended December 31, 2025

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to Exhibit 101.PRE to the Registrant’s report filed together with this Annual Report on Form 20-F for the year ended December 31, 2025
†Portions of this exhibit, marked by brackets, have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) include information of the type that we treat as private or confidential.
*    Certain of the information included within Exhibit 15.3, which is provided pursuant to Rule 12b-23(a) of the Securities
Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form
20-F. With the exception of the items and pages so specified, the Annual Report 2025 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Genmab A/S

/s/ Jan G. van de Winkel
Name:	Jan G. van de Winkel
Title:	President and Chief Executive Officer
Dated:  February 17, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Genmab A/S
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Consolidated Balance Sheets of Genmab A/S and its subsidiaries (the “Company”)
as of December 31, 2025 and 2024, the related Consolidated Statements of Comprehensive Income, Consolidated
Statements of Cash Flows and the Consolidated Statements of Changes in Equity, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control
— Integrated Framework (2013) issued by COSO.
As described in the Report of Genmab Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Merus N.V. (“Merus”), which was acquired on
December 12, 2025, and whose financial statements constitute 59.6% of total assets and less than 0.1% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Merus.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
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
Valuation of Acquired IPR&D Asset in the Merus N.V. Acquisition — Refer to Notes 3.1 and 5.5 to the financial statements
Critical Audit Matter Description
The Company acquired Merus N.V. (“Merus”) for USD 8.017 billion on December 12, 2025. The Company accounted for the acquisition as an asset acquisition based on an asset concentration test in accordance with IFRS 3 Business
Combinations, as substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset.
Intangible assets acquired primarily included an in-process research and development intangible asset (“Acquired
IPR&D asset”). The Company allocated the cost price of the Acquired IPR&D asset using an income approach to estimate the fair value at the acquisition date. The fair value determination of the Acquired IPR&D asset required the Company to apply significant estimates and assumptions related to the forecasted future cash flows, such as probabilities of technical and regulatory success, and the determination of the discount rates.
We identified the valuation of the Acquired IPR&D asset for the Merus acquisition as a critical audit matter because of the high level of complexity and management judgement involved in determining the above outlined significant estimates and assumptions used by the Company to determine the fair value of the asset. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s valuation of the Acquired IPR&D asset in the Merus acquisition included the following, among others:
•We performed corroborative inquiries of key individuals from senior leadership, including research &
development, and personnel involved in forecasting the future cash flows in determining the appropriateness of the probabilities of technical and regulatory success.
•We tested the effectiveness of controls relating to management's review of the significant estimates and assumptions related to the forecasted future cash flows, including the determination of the probabilities of technical and regulatory success and discount rates applied.

•We evaluated the probabilities of technical and regulatory success against external medical studies and industry benchmarks to determine if these were corroborative or contradictory to the probabilities of technical and regulatory success applied by management.
•With the assistance of our valuation specialists, we evaluated the appropriateness of the valuation method and we tested the source information and inputs applied in the determination of the discount rates, including comparison to publicly available information of comparable companies, and tested the mathematical accuracy of the calculation.
Revenue recognition of royalty revenue — Refer to Note 2.1 to the financial statements
Critical Audit Matter Description
The Company recognized royalty revenue, where revenue is recognized based on net sales by collaboration partners.
The Company uses net sales provided by its collaboration partners as an input to its calculation of the amount of royalty revenue to recognize in each period. The preliminary net sales data provided by the collaboration partner may change once final net sales data is available.
We identified the revenue recognition of royalty contracts for selected products as a critical audit matter because of the significant estimation uncertainty related to the net sales data provided by collaboration partners. Specifically, the collaboration partner’s estimate of net sales could change based on the final net sales impacting the royalty revenue recognized in each period. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reliability of management’s estimates of the net sales. Further, the contracts with the collaboration partners are complex and contain multiple clauses that directly impact revenue recognition, which require an increased extent of audit effort to ensure accurate and complete revenue recognition.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the royalty revenue recognized based on the significant assumption of estimated net sales provided by the collaboration partners and the complex and multiple clauses in the contracts included the following, among others:
•We tested the effectiveness of controls relating to management’s review of the estimated net sales used in the determination of royalty revenue recognition.
•We tested the overall reliability of the estimated net sales reported by the collaboration partners by assessing the historical accuracy of the estimates.
•We tested the recognition of royalty revenue by reconciling to the contract terms, cash receipts and royalty reports from collaboration partners or reported net sales.
•We obtained external confirmations from collaboration partners on the estimated and actual net sales amounts reported.
/s/ Deloitte Statsautoriseret Revisionspartnerselskab
Copenhagen, Denmark
February 17, 2026
We have served as the Company's auditor since 2024.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Genmab A/S
Opinion on the Financial Statements
We have audited the consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows of Genmab A/S and its subsidiaries (the “Company”) for the year ended December 31, 2023, including the related notes, as listed in the index appearing under Item 19 (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European
Union.
Change in Accounting Principle
As discussed in Note 1.1 to the consolidated financial statements, the Company changed the currency in which it presents its financial statements in 2025 from Danish Kroner to U.S. Dollar.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Hellerup, Denmark
February 17, 2024, except for the revisions in Notes 1.4 and 4.5 (not presented herein) to the consolidated financial statements appearing under Item 19 of the Company's 2024 annual report on Form 20-F, as to which the date is February
12, 2025, and the changes in presentation currency and reclassifications in Notes 1.1, 1.4, 4.2 and 4.5, as to which the date is November 6, 2025.
We served as the Company's auditor from 2001 to 2024.